As filed with the Securities and Exchange Commission on January 17, 2020

Registration No. 333-235427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Amendment No. 1
to

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________

International General Insurance Holdings Ltd.
(Exact Name of Registrant as Specified in Its Charter)

_______________________

Bermuda	6399	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan
+962 6 562 2009
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

Copies to:

Stuart Neuhauser, Esq. Douglas Ellenoff, Esq. Jeffrey W. Rubin, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 (212) 370-1300	Michael Hilton, Esq. Freshfields Bruckhaus Deringer LLP Al Fattan Currency House Tower 2, 20th floor PO Box 506 569 Dubai, United Arab Emirates +971 4 5099 100	Michael Levitt, Esq. Omar Pringle, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the business combination contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each Class of Security to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)		Amount of Registration Fee
Common shares(3)(6)	29,458,755	$10.40	$306,371,052		$39,766.97
Warrants(4)(6)	23,250,000	$1.17	$27,202,500		$3,530.89
Common shares issuable on exercise of Warrants(5)(6)	23,250,000	$11.50	—	(7)	—
Total	75,958,755				$43,297.86	(8)

____________

(1)      All securities being registered will be issued by International General Insurance Holdings Ltd., a Bermuda exempted company (“Pubco”). In connection with the business combination described in the enclosed proxy statement/prospectus, (a) Tiberius Acquisition Corporation, a publicly traded Delaware corporation (“Tiberius”) will merge with and into Tiberius Merger Sub, Inc., a newly formed subsidiary of Pubco, and all of the outstanding common stock and warrants of Tiberius will be converted into the right to receive securities of Pubco, and (b) the existing shareholders of International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (“IGI”), will exchange 99% or more of the outstanding share capital of IGI for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million.

(2)      Based on the market prices on December 5, 2019 of the common stock and warrants of Tiberius (the company to which the registrant will succeed after the transactions described in this registration statement and the enclosed proxy statement/prospectus).

(3)      Consists of (i) 21,562,500 common shares issuable in exchange for outstanding shares of common stock, par value $0.0001 per share, of Tiberius, including shares of common stock included in outstanding units of Tiberius, each unit consisting of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $11.50 per share, and shares of common stock purchased by the founders of Tiberius (“Founders”), (ii) up to 4,275,667 common shares issuable in exchange for outstanding shares of Tiberius Common Stock to be issued in private placement transactions to be consummated immediately prior to the business combination, (iii) up to 720,588 common shares issuable in exchange for outstanding shares of Tiberius Common Stock which may be issued pursuant to a certain amendment to the underwriting agreement by and between Tiberius and Cantor Fitzgerald & Co. and (iv) 2,900,000 common shares issuable in exchange for outstanding shares of Tiberius Common Stock to be issued pursuant to certain forward purchase contracts. Upon the consummation of the business combination described in this registration statement and the enclosed proxy statement/prospectus, all units will be separated into their component securities.

(4)      Consists of warrants issuable in exchange for outstanding warrants of Tiberius, including warrants included in outstanding units of Tiberius and warrants purchased by the Founders. Also includes warrants issuable under a forward purchase commitment.

(5)      Consists of common shares issuable upon exercise of warrants. Each warrant will entitle the warrant holder to purchase one common share at a price of $11.50 per share (subject to adjustment).

(6)      Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(7)      No separate registration fee required pursuant to Rule 457(g) under the Securities Act of 1933, as amended.

(8)      Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT
SUBJECT TO COMPLETION, DATED JANUARY 17, 2020

TIBERIUS ACQUISITION CORPORATION
3601 N Interstate 10 Service Rd W
Metairie, LA 70002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                 , 2020

TO THE STOCKHOLDERS OF TIBERIUS ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), will be held at 10:00 a.m. eastern time, on             , 2020, at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, 11th Floor, New York, NY 10105. You are cordially invited to attend the special meeting, which will be held for the following purposes:

1)      to consider and vote upon a proposal to approve the Business Combination Agreement, dated as of October 10, 2019 (the “Business Combination Agreement”), by and among Tiberius, Lagniappe Ventures LLC (solely in the capacity as the Purchaser Representative) (“ Purchaser Representative”), International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (“IGI”) and Wasef Jabsheh (solely in the capacity as the representative of holders of IGI’s outstanding capital shares that execute and deliver an exchange agreement (the “Sellers”)), and pursuant to a joinder thereto, International General Insurance Holdings Ltd., a Bermuda exempted company (“Pubco”), and Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), which, among other things, provides for (a) the merger of Tiberius with and into Merger Sub, with Tiberius surviving the merger and the security holders of Tiberius becoming security holders of Pubco, which will become a new public company, (b) the exchange of all or substantially all of the outstanding share capital of IGI by the shareholders of IGI for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million and (c) the adoption of the amended and restated bye-laws of Pubco (the “Amended and Restated Pubco Bye-laws”), and to approve the transactions contemplated by such agreement — we refer to this proposal as the “Business Combination Proposal” and a copy of the Business Combination Agreement and a copy of the form of Amended and Restated Pubco Bye-laws are attached to the accompanying proxy statement/prospectus as Annex A and Annex B, respectively;

2)      to consider and vote upon a proposal to approve the adoption of the 2020 Omnibus Incentive Plan of Pubco — we refer to this proposal as the “Incentive Compensation Plan Proposal” and a copy of the form of the plan is attached to the accompanying proxy statement/prospectus as Annex C;

3)      to approve, for purposes of complying with applicable NASDAQ Stock Market LLC (“NASDAQ”) listing rules, the issuance of more than 20% of Tiberius’s issued and outstanding shares of common stock, par value $0.0001 per share (“Tiberius Common Stock”), in financing transactions in connection with the proposed business combination (the “Business Combination”) — we refer to this proposal as the “Share Issuance Proposal”; and

4)      to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Tiberius is not authorized to consummate the Business Combination — we refer to this proposal as the “Adjournment Proposal.”

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Tiberius Common Stock at the close of business on             , 2020 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

After careful consideration, Tiberius’s board of directors has determined that the Business Combination Proposal, the Incentive Compensation Plan Proposal, the Share Issuance Proposal and the Adjournment Proposal are fair to and in the best interests of Tiberius and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Incentive Compensation Plan Proposal, “FOR” the Share Issuance Proposal and “FOR” the Adjournment Proposal, if presented.

Under the Business Combination Agreement, approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved by Tiberius’s stockholders, the Business Combination will not be consummated. The approval of the Business Combination Proposal is a condition to the submission of the other proposals included herein (except the Adjournment Proposal) for stockholder approval. In addition, the approval of each of the Incentive Compensation Plan Proposal and the Share Issuance Proposal is a condition to the consummation of the Business Combination. If either of the Incentive Compensation Plan Proposal and the Share Issuance Proposal is not approved, the Business Combination would not be consummated.

All Tiberius stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of Tiberius Common Stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the Business Combination Proposal, but will have no effect on the other proposals.

A complete list of Tiberius stockholders of record entitled to vote at the special meeting will be available for ten (10) days before the special meeting at the principal executive offices of Tiberius for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

_____________________
Michael Gray
Executive Chairman

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS, AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES REDEEMED FOR CASH. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST AFFIRMATIVELY VOTE EITHER FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL AND DEMAND THAT TIBERIUS REDEEM YOUR SHARES FOR CASH NO LATER THAN 5:00 P.M. EASTERN TIME ON             , 2020 (TWO (2) BUSINESS DAYS PRIOR TO THE SPECIAL MEETING) BY (A) CHECKING THE BOX ON THE PROXY CARD, (B) DELIVERING A CONVERSION NOTICE TO TIBERIUS’S TRANSFER AGENT AND (C) TENDERING YOUR STOCK TO TIBERIUS’S TRANSFER AGENT. YOU MAY TENDER YOUR STOCK BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. AS LONG AS YOU VOTE ON THE BUSINESS COMBINATION PROPOSAL, YOU MAY VOTE EITHER FOR OR AGAINST SUCH PROPOSAL WITHOUT AFFECTING YOUR ELIGIBILITY FOR EXERCISING REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF TIBERIUS STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

This proxy statement/prospectus is dated             , 2020 and is first being mailed to Tiberius Acquisition Corporation stockholders on or about             , 2020.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commissions is effective.

SUBJECT TO COMPLETION, DATED JANUARY 17, 2020
PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

TIBERIUS ACQUISITION CORPORATION

PROSPECTUS FOR UP TO 29,458,755 COMMON SHARES, 23,250,000 WARRANTS, AND
23,250,000 COMMON SHARES ISSUABLE UPON EXERCISE OF WARRANTS OF
INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

The board of directors of Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”) has unanimously approved the Business Combination Agreement, dated as of October 10, 2019 (the “Business Combination Agreement”), by and among Tiberius, Lagniappe Ventures LLC, a Delaware limited liability company (solely in the capacity as the Purchaser Representative) (the “Purchaser Representative”), International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (“IGI”), Wasef Jabsheh (solely in the capacity as the representative of the holders of IGI’s outstanding capital shares that have executed and delivered an exchange agreement (the “Sellers”)) (the “Seller Representative”), and, pursuant to a joinder thereto, International General Insurance Holdings Ltd., a Bermuda exempted company (“Pubco”) and Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”). Among other things, the Business Combination Agreement provides for (i) the merger of Tiberius with and into Merger Sub, with Tiberius surviving the merger and the security holders of Tiberius becoming security holders of Pubco, (ii) the exchange of all or substantially all of the outstanding share capital of IGI by the shareholders of IGI for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million (the “Business Combination”) and (iii) the adoption of Pubco’s amended and restated bye-laws (the “Amended and Restated Pubco Bye-laws”). As a result of and upon consummation of the Business Combination, each of Tiberius and IGI will become a subsidiary of Pubco as described in this proxy statement/prospectus and Pubco will become a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI.

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination (i) each outstanding share of common stock of Tiberius, par value $0.0001 per share (“Tiberius Common Stock”), will be converted into the right to receive one common share of Pubco, (ii) each outstanding warrant of Tiberius will be converted into one warrant of Pubco that entitles the holder thereof to purchase one common share of Pubco in lieu of one share of Tiberius Common Stock, and (iii) each outstanding unit of Tiberius shall be automatically detached and the holder thereof will receive one common share of Pubco and one warrant of Pubco that entitles the holder thereof to purchase one common share of Pubco. Accordingly, this prospectus covers the issuance by Pubco of an aggregate of 29,458,755 common shares, 23,250,000 warrants and 23,250,000 common shares issuable upon the exercise of warrants. Concurrent with the offering of the foregoing Pubco securities, Pubco will issue an aggregate of approximately 28,372,900 of its common shares (calculated based on assumptions set forth below) to holders of IGI who have executed a share exchange agreement in reliance upon the exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

As a result of the Business Combination, Pubco will become a new public company and each of Tiberius and IGI will become a subsidiary of Pubco. The former security holders of Tiberius and the former security holders of IGI who have executed a share exchange agreement will become security holders of Pubco. As a result of the Business Combination, assuming that no stockholders of Tiberius elect to redeem their public shares for cash in connection therewith as permitted by Tiberius’s amended and restated certificate of incorporation, assuming that 100% of IGI’s shareholders execute Share Exchange Agreements and participate in the Business Combination, and based on the total consolidated book value of IGI and its subsidiaries and IGI’s out-of-pocket transaction expenses as of June 30, 2019 and the redemption price of Tiberius Common Stock at the anticipated time of consummation of the Business Combination, the Sellers will own approximately 54% of the common shares of Pubco to be issued and outstanding immediately after the Business Combination and the former Tiberius stockholders will own approximately 46% of Pubco’s issued and outstanding common shares. Such numbers also include the Pubco common shares to be held in an escrow account to be used as the sole source of remedy available to Pubco for any post-closing negative adjustment to the consideration paid to the Sellers pursuant to the Business Combination Agreement. If 14,397,300 Tiberius public shares are redeemed (the maximum number of Tiberius public shares that can be redeemed, such that at least $5,000,001 is available from the trust account after giving effect to payments that Tiberius would be required to make to redeem shareholders for cash, which meets the net tangible assets requirement in order to consummate the Business Combination, and such that the Minimum Cash Condition under the Business Combination Agreement is met) such percentages will be approximately 71% and 29%, respectively.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of stockholders of Tiberius scheduled to be held on             , 2020.

Tiberius’s units, common stock and warrants are currently listed on the Nasdaq Capital Market under the symbols “TIBRU,” “TIBR,” and “TIBRW,” respectively. Pubco will apply for listing, to be effective at the time of the Business Combination, of its common shares and warrants on the Nasdaq Capital Market under the proposed symbols IGIC and IGICW, respectively. There is no assurance that Pubco will be able to satisfy Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Each of Tiberius and Pubco is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the special meeting of Tiberius’s stockholders. We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 35 of this proxy statement/prospectus for a discussion of information that should be considered before voting on the proposed Business Combination and each of the other matters to be presented at the Special Meeting.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission, any state securities commission or any regulatory authority in Bermuda passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2020, and is first being mailed to Tiberius security holders on or about             , 2020.

ANNEXES

Annex A: Business Combination Agreement
Annex B: Form of Amended and Restated Bye-laws of International General Insurance Holdings Ltd.
Annex C: Form of 2020 Omnibus Incentive Plan of International General Insurance Holdings Ltd.
Annex D: Form of Proxy for Tiberius Acquisition Corporation Special Meeting of Stockholders

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or SEC, by International General Insurance Holdings Ltd. (File No. 333-235427), constitutes a prospectus of Pubco under Section 5 of the Securities Act, with respect to the Pubco common shares to be issued to Tiberius stockholders, the warrants to acquire Pubco common shares to be issued to Tiberius warrant holders and the Pubco common shares underlying such warrants, if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the special meeting of Tiberius stockholders at which Tiberius stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters (such special meeting, the “Special Meeting”).

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

IGI’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this proxy statement/prospectus as “IFRS.” IGI refers in various places within this proxy statement/prospectus to net operating income, net operating return on average equity, and tangible book value per diluted common share and accumulated dividends, which are non-IFRS measures that are more fully explained in “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for IGI’s consolidated financial results prepared in accordance with IFRS.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, IGI relies on and refers to industry data, information and statistics regarding the markets in which it competes from research as well as from publicly available information, industry and general publications and research and studies conducted by third parties. IGI has supplemented this information where necessary with its own internal estimates, considering publicly available information about other industry participants and IGI management’s best view as to information that is not publicly available. This information appears in “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” “Business of IGI” and other sections of this proxy statement/prospectus. We have taken such care as we consider reasonable in the extraction and reproduction of information from such data from third party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

NOTICE TO INVESTORS IN BERMUDA

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda (as amended), the Exchange Control Act 1972 of Bermuda and related regulations, and the Companies Act 1981 of Bermuda. Additionally, non–Bermudian persons may not carry on or engage in any trade or business in Bermuda unless such persons are authorised to do so under applicable Bermuda legislation. Engaging in the activity of offering or marketing securities in Bermuda to persons in Bermuda may be deemed to be carrying on business in Bermuda.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms the “Company” and “IGI” refer to International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center, and their consolidated subsidiaries, and the term “Tiberius” refers to Tiberius Acquisition Corporation, a Delaware corporation. “Pubco” refers to International General Insurance Holdings Ltd., a newly incorporated Bermuda exempted company.

In this document:

“2020 Plan” means the 2020 Omnibus Incentive Plan of Pubco.

“Adjournment Proposal” means a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal.

“Amended and Restated Pubco Bye-laws” means the amended and restated bye-laws of Pubco adopted by the shareholders and board of directors of Pubco in the form agreed upon by Tiberius and IGI prior to Closing.

“Backstop Investors” means Michael Gray, Andrew Poole and their related company the Gray Insurance Company with whom Tiberius entered into Backstop Subscription Agreements.

“Backstop Subscription Agreements” means the subscription agreements entered into by Tiberius on October 10, 2019 with the Backstop Investors, pursuant to which Tiberius agreed to issue and sell to the Backstop Investors up to an aggregate of $20,000,000 of Tiberius Common Stock at $10.20 per share immediately prior to, and subject to, the Closing.

“Backstop Financing” means the potential issuance and sale of up to $20 million of shares of Tiberius Common Stock in a private placement to certain officers of Tiberius and their related company, the Gray Insurance Company, pursuant to the Backstop Subscription Agreements.

“Book Value” means the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing.

“BMA” means the Bermuda Monetary Authority.

“broker non-vote” means the failure of a Tiberius stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 10, 2019, as it may be amended, by and among Tiberius, IGI, the Purchaser Representative, the Seller Representative and, pursuant to a joinder thereto, Pubco and Merger Sub.

“Business Combination” or “Transactions” means the Merger, the Share Exchange and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Proposal” means a proposal to approve the Business Combination Agreement and the transactions contemplated thereby.

“Cash Consideration” means an aggregate of $80.0 million to be paid to the Sellers in connection with the Share Exchange.

“Church” or “anchor investor” means Church Mutual Insurance Company, the anchor investor with whom Tiberius entered into forward purchase contracts at the time of its IPO.

“Church Forward Purchase Contract” means the Forward Purchase Contract, between Tiberius and Church, dated November 9, 2017.

“Closing” means the closing of the Business Combination.

“co-anchor investors” means Fayez Sarofim, Imua T Capital Investments, LLC and Peter Wade, investors with whom Tiberius entered into forward purchase contracts at the time of its IPO.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act of 1981 of Bermuda, as amended.

“DGCL” means the Delaware General Corporation Law.

“Equity Consideration” means common shares of Pubco to be issued to the Sellers equal in value to the Transaction Consideration minus the Cash Consideration.

“Escrow Agent” means Continental Stock Transfer & Trust Company or such other escrow agent reasonably acceptable to Tiberius and IGI designated as escrow agent for the Escrow Shares.

“Escrow Agreement” means the escrow agreement for the Escrow Shares among Pubco, the Purchaser Representative, the Seller Representative and the Escrow Agent, in form and substance consistent with the Business Combination Agreement and otherwise reasonably acceptable to the parties.

“Escrow Shares” means the Pubco common shares otherwise issuable to the Sellers at the Closing equal to 2.5% of the Transaction Consideration to be set aside in escrow and delivered to the Escrow Agent at the Closing, with such Escrow Shares, and any dividends, distributions or other earnings thereon, to be used as the sole source of remedy available to Pubco for any post-closing Transaction Consideration negative adjustments.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“forward purchase contracts” means agreements providing for the sale of Tiberius securities to the anchor or co-anchor investors in private placements to occur concurrently with the closing of the Business Combination.

“Founder Shares” means shares of Tiberius Common Stock initially purchased by the Sponsor in a private placement prior to the IPO, 4,312,500 of which are currently outstanding.

“Founders Registration Rights Agreement” means the registration rights agreement, dated March 15, 2018, by and among Tiberius, the Sponsor and the other Holders named therein.

“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

“Incentive Compensation Plan Proposal” refer to the proposal to approve the adoption of the 2020 Plan.

“Insurance Act” means the Insurance Act of 1978 of Bermuda, as amended, and related rules and regulations.

“Interim Period” means the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms.

“IPO” means the initial public offering of units of Tiberius consummated on March 20, 2018.

“IRS” means the Internal Revenue Service of the United States.

“Jabsheh Director” means a director appointed by Wasef Jabsheh in accordance with the Amended and Restated Pubco Bye-laws.

“Jabsheh Family” means members of Wasef Jabsheh’s immediate family and/or natural lineal descendants of Wasef Jabsheh or a trust or other similar entity established for the exclusive benefit of Wasef Jabsheh and his immediate family and natural lineal descendants.

“Labuan Branch” means the Labuan Branch of International General Insurance Company Limited.

“Lock-up Agreements” mean the Lock-up Agreements between the Purchaser Representative and each of Wasef Jabsheh, Argo Re Limited and Oman International Development & Investment Company SAOG, dated October 10, 2019, to which Pubco became a party after the date thereof by executing and delivering a joinder thereto.

“Merger” means the merger of Tiberius with and into Merger Sub, with Tiberius surviving such merger. Pursuant to the Merger, prior security holders of Tiberius will receive securities of Pubco, and Tiberius will become a wholly owned subsidiary of Pubco.

“Merger Sub” means Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco.

“Minimum Cash Condition” means the minimum of $100,000,000 in cash and cash equivalents, including funds in the Trust Account and from any equity financing, that Tiberius must have after giving effect to the Redemption, but prior to the payment of any expenses or other liabilities, as a condition to closing the Business Combination.

“NASDAQ” means the NASDAQ Stock Market LLC.

“Non-Competition Agreement” means the Non-Competition and Non-Solicitation Agreement, dated October 10, 2019, among Wasef Jabsheh, Tiberius and, pursuant to a joinder thereto, Pubco.

“PIPE Financing” means the expected issuance and sale of $23.6 million of shares of Tiberius Common Stock in a private placement to the PIPE Investors pursuant to the Subscription Agreements.

“PIPE Investors” means the accredited investors, including Weiss Multi-Strategy Advisors, LLC and Interval Partners, LP, who entered into the Subscription Agreements with Tiberius for the PIPE Financing.

“Prospectus” means the prospectus included in the Registration Statement on Form F-4 (Registration No. 333-235427) filed with the U.S. Securities and Exchange Commission.

“Pubco” means International General Insurance Holdings Ltd., a Bermuda exempted company.

“public shares” means shares of Tiberius Common Stock issued as part of the units sold in the IPO.

“public stockholders” means the holders of public shares, including the Tiberius Initial Stockholders and members of the Tiberius management team, provided that each initial stockholder’s and member of Tiberius’s management team’s status as a “public stockholder” shall only exist with respect to such public shares.

“public warrants” means the warrants included in the units sold in the IPO, each of which is exercisable for one share of Tiberius Common Stock, in accordance with its terms.

“Purchased Shares” means the issued and outstanding capital shares of IGI acquired by Pubco from the Sellers in connection with the Business Combination.

“Purchaser Representative” means Lagniappe Ventures LLC, a Delaware limited liability company.

“Redemption” means the right of the holders of Tiberius Common Stock to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account in accordance with the amended and restated certificate of incorporation of Tiberius (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing). The redemption price will be calculated two days prior to the completion of the Business Combination in accordance with the amended and restated certificate of incorporation of Tiberius, as currently in effect.

“Registration Rights Agreement” means the registration rights agreement in substantially the form attached as an exhibit to the Business Combination Agreement.

“Related Agreements” means certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, including the Share Exchange Agreements, the Non-Competition Agreement, the Lock-up Agreements, the Sponsor Share Letter, the Registration Rights Agreement and the Founders Registration Rights Agreement Amendment.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sellers” means the shareholders of IGI who are parties to Share Exchange Agreements.

“Seller Representative” means Wasef Jabsheh, who has executed the Business Combination Agreement in the capacity as the representative of the Sellers.

“Share Exchange” means the exchange of all or substantially all of the share capital of IGI for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million.

“Share Exchange Agreements” means the Share Exchange Agreements, dated October 10, 2019 or otherwise prior to the Closing, by and among the holders of all or substantially all of the outstanding share capital of IGI, Tiberius and the Seller Representative and, pursuant to a joinder thereto, Pubco.

“Share Issuance Proposal” means a proposal to approve, for purposes of complying with applicable NASDAQ listing rules, the issuance of more than 20% of the issued and outstanding shares of Tiberius Common Stock in financing transactions in connection with the Business Combination.

“Special Meeting” means the special meeting of the stockholders of Tiberius, to be held on             , 2020 at 10 a.m. Eastern Time, at the offices of Ellenoff Grossman & Schole LLP, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105.

“Sponsor” means Lagniappe Ventures LLC, a Delaware limited liability company.

“Sponsor Share Letter” means the letter agreement between the Sponsor, Tiberius, IGI, Wasef Jabsheh and Argo Re Limited, dated October 10, 2019, to which Pubco became a party after the date thereof by executing and delivering a joinder thereto.

“Subscription Agreements” means the Subscription Agreements, dated October 10, 2019, entered into between Tiberius and each of the PIPE Investors for the PIPE Financing.

“Tiberius” means Tiberius Acquisition Corporation, a Delaware corporation.

“Tiberius Common Stock” means shares of common stock of Tiberius, par value $0.0001 per share.

“Tiberius Initial Stockholders” means holders of Founder Shares prior to the IPO, including the Sponsor and certain directors of Tiberius.

“Transaction Consideration” means the total consideration to be paid by Pubco to the Sellers for the Purchased Shares, consisting of Cash Consideration and Equity Consideration.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of warrants to the Sponsor in a private placement.

“Underwriting Agreement” means the Underwriting Agreement, dated as of March 15, 2018, between Tiberius, Cantor Fitzgerald & Co. and the other underwriters named therein.

“units” means units issued in the IPO, each consisting of one share of Tiberius Common Stock and one warrant of Tiberius to purchase one share of Tiberius Common Stock.

“$” means the currency in dollars of the United States of America.

“U.S. GAAP” means United States generally accepted accounting principles.

“Waiver Agreement” means the waiver agreement, dated October 10, 2019, between Tiberius and Weiss Multi-Strategy Advisers LLC.

“Warrant Purchase Agreement” means the Warrant Purchase Agreement, dated October 10, 2019, between Tiberius and Church Mutual Insurance Company.

“warrant” means a warrant to purchase one share of Tiberius Common Stock at a price of $11.50 per share.

SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

The parties to the Business Combination Agreement are Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (“IGI”), Lagniappe Ventures LLC (in its capacity as the Purchaser Representative thereunder) (the “Purchaser Representative”), Wasef Jabsheh (in his capacity as the representative of holders of IGI’s outstanding capital shares that have executed and delivered an exchange agreement (the “Sellers”)) (the “Seller Representative”), and, pursuant to a joinder thereto, International General Insurance Holdings Ltd., a newly incorporated Bermuda exempted company (“Pubco”), and Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”).

Pursuant to the Business Combination Agreement, (1) Tiberius will merge with and into Merger Sub, with Tiberius surviving the merger and each of the former security holders of Tiberius receiving securities of Pubco (the “Merger”) and (2) all or substantially all of the outstanding share capital of IGI will be exchanged by the Sellers for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). See “The Business Combination Proposal.”

IGI is a highly-rated global provider of specialty insurance and reinsurance solutions with exposures in over 200 countries and territories. IGI underwrites a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty, financial institutions, marine liability and treaty reinsurance. IGI commenced operations in 2002 and has prudently grown its business with a focus on underwriting profitability and risk-adjusted shareholder returns as measured by total value creation over time. IGI is registered in the Dubai International Financial Center and has operations in Bermuda, London, Amman, Labuan and Casablanca. See the section entitled “Business of IGI.”

Under the Business Combination Agreement, upon the consummation of the Merger, each share of Tiberius Common Stock, including those contained in units of Tiberius, will be exchanged for one common share of Pubco, except that holders, or “public stockholders,” of shares of Tiberius Common Stock sold in its initial public offering, or “public shares,” shall be entitled to elect instead to receive a pro rata portion of Tiberius’s trust account that holds substantially all of the proceeds of the IPO and the concurrent sale of the private placement warrants (the “Trust Account”), as provided in Tiberius’s constitutional documents. Additionally, each outstanding Tiberius warrant will be exchanged for one warrant of Pubco, which will entitle the holder to purchase one common share of Pubco in lieu of one share of Tiberius Common Stock.

Under the Business Combination Agreement, upon consummation of the Share Exchange, the holders of IGI’s common shares (the “Sellers”) to be acquired by Pubco (“Purchased Shares”) will be entitled to receive a combination of cash and common shares of Pubco. The total consideration to be paid by Pubco to the Sellers will be equal to (i) the sum of (the “Adjusted Book Value”) (A) the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing (the “Book Value”), plus (B) the amount of IGI’s out-of-pocket transaction expenses which reduced the Book Value from what it would have been if such expenses had not been incurred, multiplied by (ii) 1.22, and multiplied by (iii) a fraction equal to (A) the total number of Purchased Shares divided by (B) the total number of issued and outstanding IGI common shares as of the closing of the Business Combination. Based on IGI’s actual book value as of June 30, 2019, and assuming that all of IGI’s shareholders execute Share Exchange Agreements, the total Transaction Consideration due to Sellers would be approximately $376.5 million.

$80.0 million of the consideration will be paid in cash (the “Cash Consideration”), with each Purchased Share acquired for cash paid based on a value equal to two times Adjusted Book Value per share. The Purchased Shares paid with the Cash Consideration will be allocated among the Sellers based on an agreed upon formula, with Wasef Jabsheh receiving $65.0 million of the Cash Consideration, Mr. Jabsheh’s family members receiving no cash consideration and the remaining Sellers receiving the remaining $15.0 million pro rata based on the number of Purchased Shares owned by each such remaining Seller. The remaining Transaction Consideration will be paid by Pubco to the Sellers by delivery of newly issued common shares of Pubco equal in value to the total Transaction Consideration less $80.0 million of Cash Consideration (the “Exchange Shares”), with each Exchange Share valued at the price per share (the “Redemption Price”) at which each share of Tiberius Common Stock is redeemed pursuant to the Redemption by Tiberius of shares held by its public stockholders in connection with the Business Combination, as required by its amended and restated certificate of incorporation and Tiberius’s initial public offering prospectus. The shares of Pubco to be issued to the Sellers will be allocated among the Sellers on a pro rata basis based on the total number of Purchased Shares held by them after deducting the number of Purchased Shares paid for with the Cash Consideration.

Using the consolidated book value of IGI and its subsidiaries as of June 30, 2019, a Redemption Price of approximately $10.45 per share (estimated as of March 15, 2020, the anticipated closing date), and assuming that all shareholders of IGI execute exchange agreements, approximately 28,372,900 common shares of Pubco would be issued to the Sellers; provided, that a number of Pubco common shares equal to 2.5% of the total Transaction Consideration will be issued in the name of the Sellers but will be set aside in escrow (the “Escrow Shares”) at the Closing to be used, along with any dividends, distributions or other earnings thereon, as the sole source of remedy available to Pubco for any post-closing negative adjustments to the total Transaction Consideration. The Transaction Consideration is determined at the Closing based on an estimate of (i) the sum of (A) total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing (the “Book Value”), plus (B) the IGI transaction expenses that reduced Book Value, multiplied by (ii) 1.22, and multiplied by (iii) the percentage of IGI shareholders that agree to exchange their shares. An estimate is required since the full financial statements for the most recent month end prior to the Closing may not be fully prepared and reviewed as of the Closing. If the finally determined Book Value, net of IGI transaction expenses that reduced Book Value, is less than the estimated Book Value, net of IGI transaction expenses that reduced Book Value, then there would be a negative adjustment to the Transaction Consideration, which would be paid from the Escrow Shares, which would be returned to Pubco and cancelled. The maximum number of shares which the IGI shareholders would forego in the event of a negative adjustment is 900,710 (based on IGI’s book value at June 30, 2019, estimating the redemption price of Tiberius common stock in March 2020 and assuming no redemptions by Tiberius shareholders. For a detailed discussion of the Transaction Consideration, the calculation of the number of Pubco common shares to be received by holders of IGI securities in connection with the Business Combination, and the potential post-Closing adjustments to the Transaction Consideration, please see the section titled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements — General Terms, Effects and Consideration.” These calculations exclude any awards that may be made under the 2020 Omnibus Incentive Plan of Pubco (the “2020 Plan”).

The issuance of Pubco securities in connection with the Share Exchange is exempt from registration under the Securities Act in reliance upon Regulation S because the shareholders of IGI are not U.S. persons (within the meaning of Regulation S) and the issuance of the securities of Pubco to such persons will be made in an offshore transaction (within the meaning of Regulation S) without any directed selling efforts (within the meaning of Regulation S).

Pursuant to the Business Combination Agreement, prior to the consummation of the business combination, the board of directors and shareholders of Pubco will amend and restate Pubco’s bye-laws (the “Amended and Restated Pubco Bye-laws”). The Amended and Restated Pubco Bye-Laws differ from Tiberius’s amended and restated certificate of incorporation and bylaws in multiple aspects, including: (i) the name of the new public entity will be “International General Insurance Holdings Ltd.,” as opposed to “Tiberius Acquisition Corporation”; (ii) Pubco has              authorized common shares and              authorized preference shares, as opposed to Tiberius having 60,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (iii) Pubco’s corporate existence is perpetual as opposed to Tiberius’s corporate existence terminating if a business combination is not consummated by Tiberius within a specified period of time; (iv) Pubco’s constitutional documents do not include the various provisions applicable only to special purpose acquisition companies that Tiberius’s amended and restated certificate of incorporation contains; (v) Tiberius’s directors are divided into two classes with staggered two-year terms, while Pubco’s directors will be divided into three classes with three-year staggered terms; (vi) in connection with the approval of a transaction with an interested director, Tiberius’s board of directors may authorize the transaction by a majority of only the disinterested directors, while an interested Pubco director may vote in respect of the proposed transaction and be counted in the quorum for the meeting at which the proposed transaction is to be voted as long as the interest of such director is disclosed to the board of directors; and (vii) Pubco’s board of directors may approve certain transactions, including an amalgamation or merger that has an aggregate value equal to or greater than $75 million, only if each director appointed by Wasef Jabsheh (“Jabsheh Directors”) votes in favor of such transactions, while there is no similar requirement under Tiberius’s amended and restated certificate of incorporation and bylaws. For more information about the Amended and Restated Pubco Bye-laws, please see the section entitled “The Business Combination Proposal — Amended and Restated Pubco Bye-laws” and a copy of the form of Amended and Restated Pubco Bye-laws which is attached hereto as Annex B.

In addition to voting on the Business Combination, the stockholders of Tiberius will consider and vote upon a proposal to approve the adoption of the 2020 Plan — we refer to this proposal as the “Incentive Compensation Plan Proposal.” See the section entitled “The Incentive Compensation Plan Proposal.”

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among other reasons: (i) by mutual written consent of Tiberius and IGI; (ii) by either Tiberius or IGI if the Closing has not occurred on or prior to March 15, 2020 (the “Outside Date”) (provided, that if Tiberius seeks and obtains from its shareholders an extension of the deadline to consummate its initial business combination, Tiberius will have the right to extend the Outside Date for a period equal to the shorter of 3 months and the time period until such extended deadline to consummate its initial business combination), and the failure of the Closing to occur by such date was not caused by or the result of a breach of the Business Combination Agreement by such terminating party (or with respect to IGI, Pubco or Merger Sub), (iii) by either Tiberius or IGI if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable; (iv) by IGI for Tiberius’s uncured breach of the Business Combination Agreement, such that the related closing condition would not be met; (v) by Tiberius for the uncured breach of the Business Combination Agreement by IGI, Pubco or Merger Sub, such that the related closing condition would not be met; (vi) by Tiberius if there has been a Material Adverse Effect with respect to Pubco, IGI and IGI’s subsidiaries, taken as a whole, since the date of the Business Combination Agreement which is uncured and continuing; (vii) by either Tiberius or IGI if Tiberius holds its shareholder meeting to approve the Business Combination Agreement and the Business Combination and such approval is not obtained; or (viii) by IGI if Tiberius’s board of directors publicly changes its recommendation to Tiberius’s stockholders to vote in favor of the Business Combination Agreement and the Business Combination. See the section entitled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements — Termination.”

After the Business Combination is consummated, the directors of Pubco will be Wasef Jabsheh, Walid Wasef Jabsheh and three other individuals who will be designated by IGI, and Michael Gray and Andrew Poole, who were designated by Tiberius. Michael Gray is currently the Executive Chairman and Chief Executive Officer of Tiberius, and Andrew Poole is currently the Chief Investment Officer and a director of Tiberius. After the Business Combination is consummated, a majority of the directors will be considered independent directors under the rules of NASDAQ. See the section entitled “Management of Pubco Following the Business Combination.”

Upon completion of the Business Combination, the current officers of IGI will remain officers of IGI and will become officers of Pubco, holding the equivalent positions as those held with IGI. These officers include Wasef Jabsheh (Chief Executive Officer), Walid Wasef Jabsheh (President), Hatem Wasef Jabsheh (Chief Operating Officer), Pervez Rizvi (Group Chief Financial Officer) and Andreas Loucaides (Chief Executive Officer, IGI UK). Each of these persons is currently an executive officer of IGI. See the section entitled “Management of Pubco Following the Business Combination.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/ prospectus?

A. Tiberius and IGI have agreed to a business combination under the terms of the Business Combination Agreement, dated as of October 10, 2019, that is described in this proxy statement/prospectus. The Business Combination Agreement provides for, among other things, (a) the merger of Tiberius with and into Merger Sub, with Tiberius surviving the merger and each of the current security holders of Tiberius receiving securities of Pubco (the “Merger”), (b) the exchange of all or substantially all of the outstanding shares of IGI by the holders thereof for a combination of common shares of Pubco and cash (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (c) the adoption of the Amended and Restated Pubco Bye-laws. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q. What is being voted on at the Special Meeting?

A. Tiberius’s stockholders are being asked to vote to approve the Business Combination Agreement and the transactions contemplated thereby. See the section entitled “The Business Combination Proposal.”

Tiberius’s stockholders are also being asked to consider and vote upon a proposal to approve the adoption of the 2020 Omnibus Incentive Plan of Pubco (the “2020 Plan”). See the section entitled “The Incentive Compensation Plan Proposal.”

In addition to the foregoing proposals, the stockholders are also asked to consider and vote upon a proposal to approve, for purposes of complying with applicable NASDAQ listing rules, the issuance of more than 20% of the issued and outstanding shares of Tiberius Common Stock in financing transactions in connection with the proposed Business Combination. See the section entitled “The Share Issuance Proposal.”

The stockholders may also be asked to consider and vote upon a proposal to adjourn the meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, Tiberius would not have been authorized to consummate the Business Combination. See the section entitled “The Adjournment Proposal.”

Tiberius will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read it carefully.

The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q. Why is Tiberius proposing the Business Combination?	A. Tiberius was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Tiberius completed its IPO of units on March 20, 2018, with each unit consisting of one share of its common stock and one warrant to purchase one share of common stock at a price of $11.50 upon the completion of its initial business combination. Tiberius sold additional units on March 28, 2018, when the underwriters exercised their over-allotment option. The IPO (including the overallotment option exercise) raised total gross proceeds of $172,500,000. Since the IPO, Tiberius’s activity has been limited to an evaluation of potential business combination candidates.

Tiberius’s focus in searching for a target business was in the insurance sector, which includes, but is not limited to, insurance carriers, insurance distribution companies, service providers and insurtech companies. Accordingly, it regularly analyzed investment opportunities that were in the insurance sector in an effort to locate the best potential business combination opportunity for its stockholders.

IGI is an international commercial insurer and reinsurer, underwriting a diversified portfolio of specialty lines. Tiberius believes that a business combination with IGI will provide Tiberius stockholders with an opportunity to participate in a company with significant growth potential. See the section entitled “The Business Combination Proposal — Recommendation of Tiberius’s Board of Directors.”

Q. Why is Tiberius providing stockholders with the opportunity to vote on the Business Combination?

A. Under its amended and restated certificate of incorporation, Tiberius must provide all holders of its public shares with the opportunity to have their public shares redeemed upon the consummation of its initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, Tiberius has elected to provide its stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, Tiberius is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their public shares in connection with the closing of the Business Combination (the “Closing”).

Q. Are the proposals conditioned on one another?

A. Unless the Business Combination Proposal is approved, the Incentive Compensation Plan Proposal and the Share Issuance Proposal will not be presented to the stockholders of Tiberius at the Special Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then Tiberius will not consummate the Business Combination. In addition, if either of the Incentive Compensation Plan Proposal and the Share Issuance Proposal does not receive the requisite vote for approval, then Tiberius will not consummate the Business Combination. If Tiberius does not consummate the Business Combination and fails to complete an initial business combination by March 20, 2020 (or such later date as Tiberius’s stockholders may approve), Tiberius will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to its public stockholders.

Q. What will happen in the Business Combination?

A. At the Closing, Tiberius will merge with and into Merger Sub, with Tiberius surviving such merger. Upon consummation of the Merger, Tiberius will become a wholly-owned subsidiary of Pubco and security holders of Tiberius will exchange their Tiberius securities for securities of Pubco. In particular, (i) each outstanding share of Tiberius Common Stock will be converted into the right to receive one common share of Pubco, (ii) each outstanding warrant of Tiberius will be converted into one warrant of Pubco that entitles the holder thereof to purchase one common share of Pubco in lieu of one share of Tiberius Common Stock, and (iii) each outstanding unit of Tiberius will be automatically detached and the holder thereof will receive one common share of Pubco and one warrant to purchase one common share of Pubco. In connection with the Share Exchange, holders of at least 99% of the IGI shares outstanding will exchange their IGI shares for shares of Pubco and an aggregate of $80.0 million, as a result of which IGI will become a subsidiary of Pubco. The cash held in the Trust Account and the proceeds from the financing transactions in connection with the Business Combination will be used by Pubco for working capital and general corporate purposes following the consummation of the Business Combination after payments of the Cash Consideration for the Share Exchange and expenses of the Purchaser incurred in connection with the Business Combination and loans owed by the Purchaser to the Sponsor for expenses incurred in connection with the Business Combination. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. For a description of Pubco’s organizational structure upon consummation of the Business Combination, please see “The Business Combination Proposal — Transaction and Organizational Structures Prior to and Following the Consummation of the Business Combination.”

Q. What conditions must be satisfied to complete the Business Combination?	A. There are a number of closing conditions to the Business Combination, including, but not limited to, the following:
• the approval of the Business Combination Agreement and the transactions contemplated thereby and related matters by the requisite vote of Tiberius’s stockholders;
• receipt of requisite regulatory approvals;
• no law or order preventing or prohibiting the transactions contemplated by the Business Combination Agreement;
• no pending litigation to enjoin or restrict the consummation of the Business Combination;
• Tiberius having at least $5,000,001 in net tangible assets upon the consummation of the Business Combination, after giving effect to public stockholders’ exercise of their redemption rights;

•   Tiberius having at least $100 million of cash upon the consummation of the Business Combination after giving effect to the public stockholders’ exercise of their redemption rights but before giving effect to Tiberius’s expenses of the transaction;

• the election or appointment of the members of Pubco’s board of directors as described herein;
• the effectiveness of this registration statement; and
• the approval of listing of Pubco’s common shares by the Nasdaq Capital Stock Market.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Business Combination Proposal — Business Combination Agreement and Related Agreements.”

Q. Did the Tiberius board obtain a third party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A. Tiberius’s board of directors did not obtain a third party valuation or fairness opinion in connection with its determination to approve the Business Combination. The officers and directors of Tiberius have substantial experience in evaluating the operating and financial merits of companies within the insurance industry and concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Tiberius’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Tiberius’s board of directors in valuing IGI’s business and assuming the risk that the Tiberius board of directors may not have properly valued such business.

Q. How many votes do I have at the Special Meeting?

A. Tiberius stockholders are entitled to one vote at the Special Meeting for each share of Tiberius Common Stock held of record as of             , 2020, the record date for the Special Meeting (the “Record Date”). As of the close of business on the Record Date, there were 21,562,500 shares of Tiberius Common Stock outstanding.

Q. What vote is required to approve the proposals presented at the Special Meeting?

A. The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of all the outstanding shares of Tiberius Common Stock entitled to vote. The approval of each of the Incentive Compensation Plan Proposal, the Share Issuance Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Tiberius Common Stock entitled to vote and represented in person or by proxy at the Special Meeting. Assuming a quorum is established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will have the same effect as voting against the Business Combination Proposal, but will have no effect on the other proposals. The Sponsor, directors and officers of Tiberius have agreed to vote their shares in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, the Sponsor, directors and officers of Tiberius beneficially owned an aggregate of 4,337,500 shares of Tiberius Common Stock.

Q. What constitutes a quorum at the Special Meeting?

A. Holders of a majority in voting power of Tiberius Common Stock issued and outstanding and entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the Special Meeting. As of the Record Date, 10,781,251 shares of Tiberius Common Stock would be required to achieve a quorum.

Q. How do the insiders of Tiberius intend to vote on the proposals?

A. The Sponsor, officers and directors of Tiberius beneficially own and are entitled to vote an aggregate of approximately 20.1% of the outstanding shares of Tiberius Common Stock. These parties have agreed to vote their securities in favor of the Business Combination Proposal. The Sponsor, officers and directors of Tiberius have also indicated that they intend to vote their shares in favor of all other proposals being presented at the meeting.

Q. Do I have redemption rights?

A. Pursuant to Tiberius’s amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with Tiberius’s amended and restated certificate of incorporation. As of the date of this proxy statement/prospectus, based on funds in the Trust Account of approximately $178.9 million, this would have amounted to approximately $10.37 per public share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of Tiberius Common Stock for cash. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Tiberius’s transfer agent prior to the Special Meeting. See the section titled “Special Meeting of Tiberius Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q. As long as I vote on the Business Combination, will how I vote affect my ability to exercise redemption rights?

A. No. You may exercise your redemption rights whether you vote your shares of Tiberius Common Stock “FOR” or “AGAINST” the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of NASDAQ.

Q. How do I exercise my redemption rights?

A. If you are a holder of public shares and wish to exercise your redemption rights, you must affirmatively vote either for or against the Business Combination Proposal and demand that Tiberius redeem your shares for cash no later than 5:00 p.m. Eastern Time on             , 2020 (two (2) business days prior to the vote on the Business Combination Proposal) by (A) checking the box on the proxy card, (B) submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company, at the address listed at the end of this section and (C) delivering your stock to Tiberius’s transfer agent physically or electronically using The Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System. As long as you vote on the Business Combination Proposal, you may affirmatively vote either for or against the Business Combination Proposal without affecting your eligibility for exercising your redemption rights. Your vote on any proposal other than the Business Combination Proposal will not have any impact on your eligibility for exercising redemption rights. Any holder of public shares voting for or against the Business Combination Proposal and satisfying other requirements for exercising redemption rights set forth herein will be entitled to demand that his shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which was $       million, or $10. per share, as of             , 2020, the record date). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Tiberius’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims.

If you wish to exercise your redemption rights but initially do not check the box on the proxy card providing for the exercise of your redemption rights and do not send a written request to Tiberius to exercise your redemption rights, you may request that Tiberius send you another proxy card on which you may indicate your intended vote or your intention to exercise your redemption rights. You may make such request by contacting Tiberius at the phone number or address listed at the end of this section.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to Tiberius’s transfer agent and later decide prior to the Special Meeting not to elect conversion, you may request that Tiberius’s transfer agent return the shares (physically or electronically). You may make such request by contacting Tiberius’s transfer agent at the phone number or address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by Tiberius’s secretary prior to the vote taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Tiberius’s transfer agent at least two (2) business days prior to the vote at the meeting.

If a holder of public shares properly makes a demand for redemption as described above, then, if the Business Combination is not consummated, Tiberius will redeem such holder’s shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your shares of Tiberius Common Stock for cash and will not be entitled to Pubco common shares upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of public shares who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, Tiberius will promptly return any shares delivered by public holders and such holders may only share in the assets of the Trust Account upon the liquidation of Tiberius. This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised redemption rights in connection therewith due to potential claims of creditors.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Tiberius warrants that you may hold. Your warrants will become exercisable to purchase one common share of Pubco in lieu of one share of Tiberius Common Stock for a purchase price of $11.50 upon consummation of the Business Combination.

Q. If I am a warrant holder, can I exercise redemption rights with respect to my warrants?	A. No. The holders of warrants have no redemption rights with respect to such securities.
Q. If I am a unit holder, can I exercise redemption rights with respect to my units?	A. No. Holders of outstanding units must separate the underlying shares of Tiberius Common Stock and warrants prior to exercising redemption rights with respect to the public shares.

If you hold units registered in your own name, you must deliver the certificate for such units to Continental Stock Transfer & Trust Company, Tiberius’s transfer agent, with written instructions to separate such units into public shares and warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units. See the question “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, Tiberius’s transfer agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q. Do I have appraisal rights if I object to the proposed business combination?

A. No. None of Tiberius’s stockholders, unit holders or warrant holders have appraisal rights in connection with the Business Combination under the General Corporation Law of the State of Delaware (“DGCL”).

Q. I am a Tiberius warrant holder. Why am I receiving this proxy statement/prospectus?

A. As a holder of Tiberius warrants, upon consummation of the Business Combination, you will be entitled to purchase one common share of Pubco in lieu of one share of Tiberius Common Stock at a purchase price of $11.50. This proxy statement/prospectus includes important information about Pubco and the business of Pubco and its subsidiaries following the consummation of the Business Combination. Since holders of Tiberius warrants will become holders of warrants of Pubco and may become holders of Pubco common shares upon consummation of the Business Combination, we urge you to read the information contained in this proxy statement/prospectus carefully.

Q. What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A. A total of $174,225,000 was placed in the Trust Account immediately following the Tiberius initial public offering and simultaneous private placement. After consummation of the Business Combination, the funds in the Trust Account will be released to Pubco and used by Pubco to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including fees of approximately $7,350,000 to certain underwriters in connection with the Business Combination unless such fees are paid in common shares of Pubco pursuant to the Underwriting Agreement Amendment (as defined herein)), for expenses related to prior proposed business combinations that were not consummated and for working capital and general corporate purposes of Pubco.

Q. What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A. Unlike other blank check companies which require public stockholders to vote against a business combination in order to exercise their redemption rights, Tiberius’s public stockholders may vote in favor of the Business Combination but still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders is substantially reduced as a result of redemptions by public stockholders. However, the Business Combination will not be consummated if, upon the consummation of the Business Combination, Tiberius does not have at least $5,000,001 of net tangible assets after giving effect to the payment of amounts that Tiberius will be required to pay to redeeming stockholders upon consummation of the Business Combination or if Tiberius fails to meet the minimum cash condition set forth in the Business Combination Agreement (the “Minimum Cash Condition”). As a result, based on the current expected Tiberius cash, expenses and liabilities at Closing, and based on IGI’s book value as of June 30, 2019, holders of up to 14,397,300 public shares of Tiberius (or approximately 83.5% of the total outstanding shares of Tiberius Common Stock held by the public) could seek redemption of their shares without triggering IGI’s right to terminate the Business Combination Agreement. Also, with fewer public shares and public stockholders, the trading market for Pubco’s common shares may be less liquid than the market for Tiberius Common Stock was prior to the Business Combination and Pubco may not be able to meet the listing standards of the Nasdaq Capital Market or another national securities exchange, which is a condition to closing the Business Combination. The Nasdaq Capital Market requires listed companies to have at least 300 round lot holders, half of whom must hold at least $2,500 of shares of common stock. In addition, with fewer funds available from the Trust Account, the working capital infusion from the Trust Account into IGI’s business will be reduced.

Q. Will Tiberius enter into any equity financing arrangements in connection with the Business Combination?

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements with certain accredited investors (the “PIPE Investors”) (the “Subscription Agreements”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors an aggregate of $23,611,809 of Tiberius Common Stock at a price of $10.20 per share immediately prior to, and subject to, the Closing, which will become Pubco common shares in the Merger. The Subscription Agreement investment is conditioned on the concurrent Closing and other customary closing conditions. Tiberius also entered into forward purchase contracts with four investors at the time of Tiberius’s initial public offering who committed to purchase $25,000,000 of Tiberius securities at the time of Tiberius’s initial business combination. On October 10, 2019, Tiberius also entered into subscription agreements with Tiberius’s directors and officers Michael Gray and Andrew Poole and their related company the Gray Insurance Company (collectively, the “Backstop Investors,” and such agreements, the “Backstop Subscription Agreements”), pursuant to which such investors agreed to purchase up to an aggregate of $20,000,000 of Tiberius Common Stock at a price of $10.20 per share immediately prior to, and subject to, the Closing, which will become Pubco common shares in the Merger, if and solely to the extent that the Minimum Cash Condition would otherwise not be met without their purchase (and prior to giving effect to any payment in Pubco common shares in lieu of cash under the Underwriting Agreement amendment as described in this proxy statement/prospectus).

Q. What happens if the Business Combination is not consummated?

A. If Tiberius does not complete the Business Combination with IGI or another business combination by March 20, 2020 (or such other date as may be approved by Tiberius’s stockholders), Tiberius must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (currently anticipated to be approximately $10.45 per share as of March 15, 2020, the anticipated closing date).

Q. When do you expect the Business Combination to be completed?

A. It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting which is set for             , 2020; however, such meeting could be adjourned, as described above. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q. What do I need to do now?

A. Tiberius urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of Tiberius. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q. How do I vote?

A. If you are a holder of record of Tiberius Common Stock on the record date, you may vote in person at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Business Combination Proposal or the Incentive Compensation Plan Proposal unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q. May I change my vote after I have mailed my signed proxy card?

A. Yes. Stockholders may send a later-dated, signed proxy card to Tiberius’s secretary at the address set forth below so that it is received by Tiberius prior to the vote at the Special Meeting or attend the Special Meeting in person and vote. Stockholders also may revoke their proxy by sending a notice of revocation to Tiberius’s secretary, which must be received prior to the vote at the Special Meeting.

Q. What happens if I fail to take any action with respect to the Special Meeting?

A. If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a shareholder of Pubco. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of Tiberius.

Q. What should I do with my stock and/or warrants certificates?

A. Tiberius warrant holders should not submit their warrant certificates now and those stockholders who do not elect to have their Tiberius shares redeemed for a pro rata share of the Trust Account should not submit their share certificates now. After the consummation of the Business Combination, Pubco’s transfer agent will send instructions to Tiberius security holders regarding the exchange of their Tiberius securities for Pubco securities. Tiberius stockholders who exercise their redemption rights must deliver their stock certificates to Tiberius’s transfer agent (either physically or electronically) at least two (2) business days prior to the vote at the Special Meeting.

Q. What should I do if I receive more than one set of voting materials?

A. Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of Tiberius Common Stock.

Q. Who can help answer my questions?	A. If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:
Andrew Poole Tiberius Acquisition Corporation 3601 N Interstate 10 Service Rd W Metairie, LA70002 Email: APoole@tiberiusco.com
Or:
Saratoga Proxy Consulting LLC 520 Eighth Avenue, 14th Floor New York, NY 10018 Tel: 888-368-0379 Email: info@saratogaproxy.com

You may also obtain additional information about Tiberius from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to Tiberius’s transfer agent at the address below at least two (2) business days prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mr. Mark Zimkind Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, New York 10004 E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Merger and the Share Exchange and the other transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Agreement.”

The Parties

Tiberius

Tiberius is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Tiberius was incorporated under the laws of Delaware on November 18, 2015.

On March 20, 2018, Tiberius closed its initial public offering of 15,000,000 units, with each unit consisting of one share of its common stock and one warrant to purchase one share of its common stock at a purchase price of $11.50 upon consummation of an initial business combination. On March 28, 2018, Tiberius consummated the sale of an additional 2,250,000 units which were subject to an over-allotment option granted to the underwriters of its initial public offering. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $172,500,000. Simultaneously with the consummation of the initial public offering and the exercise of the underwriters’ over-allotment option, Tiberius consummated the private sale of 4,500,000 private warrants to its Sponsor at $1.00 per warrant for an aggregate purchase price of $4,500,000. Simultaneously with the consummation of the IPO, Tiberius issued a convertible promissory note to the Sponsor with a principal amount of $1,500,000 and no interest. On March 28, 2018, in connection with the underwriters’ exercise of the over-allotment option in full, Tiberius issued another promissory note to the Sponsor with a principal amount of $225,000 and no interest. A total of $174,225,000 was deposited into the Trust Account and the remaining proceeds became available to be used as working capital to provide for business, legal and accounting due diligence for prospective business combinations and continuing general and administrative expenses. The initial public offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-223098) that became effective on March 15, 2018. As of the date of this proxy statement/prospectus, there was approximately $178.9 million held in the Trust Account.

Upon consummation of the Business Combination, the funds in the Trust Account will be used by Pubco to pay holders of the public shares who exercise redemption rights, to pay cash consideration for the Share Exchange, to pay fees and expenses incurred in connection with the Business Combination with Tiberius (including fees of an aggregate of approximately $7,350,000 to certain underwriters in connection with the Business Combination unless such fees are paid in common shares of Pubco pursuant to the Underwriting Agreement Amendment (as defined herein)), for expenses related to prior proposed business combinations that were not consummated and for working capital and general corporate purposes of Pubco.

Tiberius units, common stock, and warrants are listed on the Nasdaq Capital Market under the symbols “TIBRU,” “TIBR,” and “TIBRW,” respectively.

The mailing address of Tiberius’s principal executive office is 3601 N Interstate 10 Service Rd W, Metairie, LA 70002. After the consummation of the Business Combination, Tiberius will become a wholly owned subsidiary of Pubco.

Pubco

Pubco was incorporated under the laws of Bermuda as an exempted company on October 28, 2019. Pubco owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director and shareholder of Pubco is Pervez Rizvi, who is the Group Chief Financial Officer of IGI.

The address of Pubco’s registered office is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. After the consummation of the Business Combination, its principal executive office will be located at 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, and its telephone number will be +962 6 562 2009.

IGI

IGI is a highly-rated global provider of specialty insurance and reinsurance solutions with exposures in over 200 countries and territories. IGI underwrites a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty, financial institutions, marine liability and treaty reinsurance. IGI commenced operations in 2002 and has prudently grown its business with a focus on underwriting profitability and risk-adjusted shareholder returns as measured by total value creation over time. IGI is registered in the Dubai International Financial Center and has operations in Bermuda, London, Amman, Labuan and Casablanca. See the section entitled “Business of IGI.”

The mailing address of IGI’s principal executive office is 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, and its telephone number is +962 6 562 2009.

The Business Combination Proposal

The Business Combination Agreement provides for a business combination transaction by means of (i) the merger of Tiberius with and into Merger Sub, with Tiberius surviving and each of the former security holders of Tiberius receiving securities of Pubco, with Pubco becoming a new public company and (ii) the exchange of up to 100% of the outstanding share capital of IGI by the IGI shareholders for common shares of Pubco and aggregate cash consideration of $80.0 million.

On October 10, 2019, Tiberius entered into the Business Combination Agreement with IGI, the Sponsor, in the capacity as the Purchaser Representative thereunder, and Wasef Jabsheh, in his capacity as the Seller Representative thereunder, and Pubco and Merger Sub pursuant to a joinder thereto.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement, Tiberius will merge with and into Merger Sub, with Tiberius continuing as the surviving entity and with holders of Tiberius securities receiving securities of Pubco, and Pubco will acquire 99% or more of the issued and outstanding capital shares of IGI from existing shareholders of IGI in exchange for common shares of Pubco and aggregate cash consideration of $80.0 million, with IGI becoming a subsidiary of Pubco (the “Share Exchange”).

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares (the “Transaction Consideration”) will be equal to (i) the sum of (the “Adjusted Book Value”) (A) the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing (the “Book Value”), plus (B) the amount of IGI’s out-of-pocket transaction expenses which reduced the Book Value from what it would have been if such expenses had not been incurred, multiplied by (ii) 1.22, and multiplied by (iii) a fraction equal to (A) the total number of Purchased Shares divided by (B) the total number of issued and outstanding IGI common shares as of the Closing. Based on IGI’s actual book value as of June 30, 2019, and assuming that all of IGI’s shareholders execute exchange agreements, the total Transaction Consideration due to Sellers would be approximately $376 million.

$80.0 million of the Transaction Consideration will be paid in cash (the “Cash Consideration”), with each Purchased Share acquired for cash paid based on a value equal to two times Adjusted Book Value per share. The Purchased Shares paid with the Cash Consideration will be allocated among the Sellers based on an agreed upon formula, with Wasef Jabsheh receiving $65.0 million of the Cash Consideration, Mr. Jabsheh’s family members receiving no Cash Consideration and the remaining Sellers receiving the remaining $15.0 million of Cash Consideration pro rata based on the Purchased Shares owned by each such remaining Seller.

The remaining Transaction Consideration will be paid by Pubco to the Sellers by delivery of newly issued common shares of Pubco (the “Exchange Shares”) equal in value to the Transaction Consideration less the Cash Consideration (the “Equity Consideration”), with each Exchange Share valued at the price per share at which each share of Tiberius Common Stock is redeemed pursuant to the Redemption by Tiberius of shares of Tiberius Common Stock owned by its public stockholders in connection with the Business Combination, as required by its amended and restated certificate of incorporation and Tiberius’s initial public offering prospectus. The Exchange Shares will be allocated among the Sellers pro rata based on the total number of Purchased Shares held by them after deducting the number of Purchased Shares paid for with the Cash Consideration.

In addition to the requisite stockholder approval of the Business Combination Proposal, unless waived by the parties to the Business Combination Agreement, in accordance with applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement. For more information about the closing conditions to the Business Combination, see the section titled “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Pursuant to the Business Combination Agreement, prior to the consummation of the Business Combination, the board of directors and shareholders of Pubco will adopt the Amended and Restated Pubco Bye-laws. The Amended and Restated Pubco Bye-laws will differ from Tiberius’s amended and restated certificate of incorporation in multiple aspects, including: (i) the name of the new public entity will be “International General Insurance Holdings Ltd.,” as opposed to “Tiberius Acquisition Corporation”; (ii) Pubco has              authorized common shares and              authorized preference shares, as opposed to Tiberius having 60,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (iii) Pubco’s corporate existence is perpetual as opposed to Tiberius’s corporate existence terminating if a business combination is not consummated by Tiberius within a specified period of time; (iv) Pubco’s constitutional documents do not include the various provisions applicable only to special purpose acquisition companies that Tiberius’s amended and restated certificate of incorporation contains; (v) Tiberius’s directors are divided into two classes with staggered two-year terms, while Pubco’s directors will be divided into three classes with three-year staggered terms; (vi) in connection with the approval of a transaction with an interested director, Tiberius’s board of directors may authorize the transaction by a majority of only the disinterested directors, while an interested Pubco director may vote in respect of the proposed transaction and be counted in the quorum for the meeting at which the proposed transaction is to be voted as long as the interest of such director is disclosed to the board of directors; and (vii) Pubco’s board of directors may approve certain transactions, including an amalgamation or merger that has an aggregate value equal to or greater than $75 million, only if each director appointed by Wasef Jabsheh (“Jabsheh Directors”) votes in favor of such transactions, while there is no similar requirement under Tiberius’s amended and restated certificate of incorporation and bylaws. For more information about the Amended and Restated Pubco Bye-laws, please see the section entitled “The Business Combination Proposal — Amended and Restated Pubco Bye-laws” and a copy of the form of Amended and Restated Pubco Bye-laws which is attached hereto as Annex B.

The Incentive Compensation Plan Proposal

The stockholders of Tiberius will vote on the adoption of the 2020 Omnibus Incentive Plan of Pubco (the “2020 Plan”), which permits the grant of various types of equity awards to the employees (including officers), non-employee directors and non-employee consultants and advisors of Pubco and its subsidiaries. For more information about the foregoing compensation plan, please see the section titled “The Incentive Compensation Plan Proposal” and Annex C of this proxy statement/prospectus.

The Share Issuance Proposal

NASDAQ listing rules require that its listed companies obtain shareholder approval for issuances of securities in excess of 20% of its issued and outstanding voting stock prior to the issuance. In connection with the approval of the Business Combination Proposal, Tiberius’s stockholders will be asked to consider and vote upon a proposal to approve, for purposes of complying with applicable NASDAQ listing rules, the issuance of securities in excess of 20% of the issued and outstanding shares of Tiberius Common Stock in financing transactions in connection with the Business Combination, including the Pubco common shares issuable upon the exchange of such securities. Please see the section entitled “The Share Issuance Proposal.”

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting to authorize Tiberius to consummate the Business Combination (because the Business Combination Proposal is not approved, or Tiberius would have less than $5,000,001 of net tangible assets immediately upon the consummation of the Business Combination after taking into account the holders of the public shares that have properly elected to redeem their public shares or the Minimum Cash Condition would not be satisfied), Tiberius’s board of directors may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies. Please see the section entitled “The Adjournment Proposal.”

Tiberius Initial Stockholders

As of             , 2020, the record date for the Special Meeting, the Tiberius Initial Stockholders beneficially owned and were entitled to vote an aggregate of 4,312,500 shares that were issued prior to the IPO. The Sponsor also purchased an aggregate of 4,500,000 private warrants simultaneously with the consummation of the IPO. The initial shares currently constitute approximately 20% of the outstanding shares of Tiberius Common Stock.

In connection with the initial public offering, each of the Sponsor and officers and directors of Tiberius agreed to vote the initial shares, as well as any shares of common stock acquired in the aftermarket, in favor of the Business Combination Proposal. The Sponsor and officers and directors of Tiberius have also indicated that they intend to vote their shares in favor of all other proposals being presented at the meeting. The Founder Shares have no redemption rights in the event a business combination is not effected in the required time period and will be worthless if no business combination is effected by Tiberius.

Date, Time and Place of Special Meeting of Tiberius Stockholders

The Special Meeting will be held at 10:00 a.m., Eastern time, on             , 2020, at the offices of Ellenoff Grossman & Schole LLP, legal counsel to Tiberius, at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105, to consider and vote upon the Business Combination Proposal, the Incentive Compensation Plan Proposal, the Share Issuance Proposal and/or, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, Tiberius is not authorized to consummate the Business Combination.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of Tiberius Common Stock at the close of business on             , 2020, which is the record date for the Special Meeting. Stockholders will have one vote for each share of Tiberius Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Tiberius warrants do not have voting rights. On the record date, there were 21,562,500 shares of Tiberius Common Stock outstanding, of which 17,250,000 were public shares with the rest being held by the Tiberius Initial Stockholders.

Quorum and Vote of Tiberius Stockholders

A quorum of Tiberius stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person or by proxy. Abstentions will count, but broker non-votes will not count, as present for the purposes of establishing a quorum. The Tiberius Initial Stockholders hold approximately 20.1% of the outstanding shares of Tiberius Common Stock. Such shares, as well as any shares of common stock acquired in the aftermarket by the Tiberius Initial Stockholders, will be voted in favor of the proposals presented at the Special Meeting. The proposals presented at the Special Meeting will require the following votes:

•        The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of all of the outstanding shares of Tiberius Common Stock entitled to vote. There are currently 21,562,500 shares of Tiberius Common Stock outstanding, of which 17,250,000 are public shares.

•        The approval of the Incentive Compensation Plan Proposal will require the affirmative vote of the holders of a majority of votes cast by holders of shares of Tiberius Common Stock present and entitled to vote at the meeting.

•        The approval of the Share Issuance Proposal will require the affirmative vote of the holders of a majority of the votes cast by holders of shares of Tiberius Common Stock present and entitled to vote at the meeting.

•        The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the votes cast by holders of shares of Tiberius Common Stock present and entitled to vote at the meeting.

Abstentions and broker non-votes will have the same effect as voting against the Business Combination Proposal, but will have no effect on the other proposals.

Under the Business Combination Agreement, the approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. In addition, if the Business Combination Proposal is not approved, the other proposals (other than the Adjournment Proposal) will not be presented to the stockholders for a vote. In addition, the approval of each of the Incentive Compensation Plan Proposal and the Share Issuance Proposal is a condition to the consummation of the Business Combination. If either of the Incentive Compensation Plan Proposal and the Share Issuance Proposal is not approved, the Business Combination would not be consummated.

Redemption Rights

Pursuant to the amended and restated certificate of incorporation of Tiberius, a holder of public shares may demand that Tiberius redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for their shares only if they affirmatively vote either for or against the Business Combination Proposal and demand that Tiberius redeem their shares no later than 5:00 p.m. Eastern Time on             , 2020 (two (2) business days prior to the vote at the Special Meeting) by (A) checking the box on the proxy card, (B) submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company and (C) delivering your stock to Tiberius’s transfer agent physically or electronically using The Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System. If you fail to affirmatively vote either for or against the Business Combination Proposal, including as a result of an abstention or broker non-vote, you will not be permitted to exercise your redemption rights. If the Business Combination is not completed, these shares will not be redeemed for cash. In such case, Tiberius will promptly return any shares delivered by public holders for redemption and such holders may only share in the assets of the Trust Account upon the liquidation of Tiberius. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised their redemption rights in connection therewith due to potential claims of creditors. If a holder of public shares properly demands redemption, Tiberius will redeem each public share for a full pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of             , 2020, the record date, this would amount to approximately $10. per share. If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Tiberius Common Stock for cash and will no longer own the shares. See the section entitled “Special Meeting of Tiberius Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash.

The Business Combination will not be consummated (i) if Tiberius has net tangible assets of less than $5,000,001 after taking into account holders of public shares that have properly demanded redemption of their shares upon the consummation of the Business Combination or (ii) if the Minimum Cash Condition is not satisfied.

Holders of Tiberius warrants will not have redemption rights with respect to such securities.

Appraisal Rights

Tiberius stockholders (including the Tiberius Initial Stockholders) and holders of other Tiberius securities do not have appraisal rights in connection with the merger under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Tiberius has engaged Saratoga Proxy Consulting LLC to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Tiberius Stockholders — Revoking Your Proxy.”

Interests of Tiberius Directors and Officers in the Business Combination

When you consider the recommendation of the Tiberius board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Tiberius Initial Stockholders, including Tiberius’s directors and executive officers, have interests in such proposal that are different from, or in addition to, your interests as a stockholder or warrant holder. These interests include, among other things:

•        If the Business Combination with IGI or another business combination is not consummated by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders), Tiberius will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. The Initial Stockholders of Tiberius currently hold 4,337,500 shares of Tiberius Common Stock. In the event of dissolution or liquidation 4,312,500 Founder Shares which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the Tiberius Initial Stockholders are not entitled to participate in any redemption or liquidation with respect to Founder Shares. The aggregate market value of Tiberius Common Stock held by the Tiberius Initial Stockholders was $45,110,000 based upon the closing price of $10.40 per share on the Nasdaq Capital Market on December 5, 2019. The aggregate market value of Founder Shares held by the Tiberius Initial Stockholders was $44,850,000 based upon the closing price of $10.40 per share on the Nasdaq Capital Market on December 5, 2019.

•        The Sponsor purchased an aggregate of 4,500,000 private warrants from Tiberius for an aggregate purchase price of $4,500,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the initial public offering. All of the proceeds Tiberius received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of $5,220,000 based upon the closing price of $1.16 per warrant on the Nasdaq Capital Market on December 5, 2019. The Tiberius warrants will become worthless if Tiberius does not consummate a business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders) (as will the Tiberius warrants held by public stockholders).

•        The market value of the current equity ownership of Tiberius’s officers and directors in Tiberius Common Stock and warrants, based on the closing price of $10.40 per share of common stock and $1.16 per warrant on the Nasdaq Capital Market as of December 5, 2019, is approximately $50,330,000.

•        The Business Combination Agreement provides that Michael Gray and Andrew Poole, current directors of Tiberius, will be directors of Pubco after the closing of the Business Combination. As such, in the future each will receive any cash fees, stock options or stock awards that the Pubco board of directors determines to pay to its non-executive directors.

•        If Pubco is unable to complete a business combination within the required time period, Mr. Gray, Chief Executive Officer and Chairman of Tiberius, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tiberius for services rendered or contracted for or products sold to Tiberius, but only if such a vendor or target business has not executed a waiver of access to such funds.

•        The Tiberius Initial Stockholders, including Tiberius’s officers and directors, and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on behalf of Tiberius, such as identifying and investigating possible business targets and business combinations. However, if Tiberius fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Tiberius may not be able to reimburse these expenses if the Business Combination with IGI or another business combination, is not completed by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders). As of the date of this proxy statement/prospectus, there are no unpaid reimbursable expenses.

•        Since its inception, the Sponsor has made loans from time to time to Tiberius to fund certain capital requirements. As of the date of this proxy statement/prospectus, an aggregate of $400,000 principal amount of these working capital loans is outstanding. In addition, the Sponsor loaned an aggregate amount of $1,725,000 in connection with the IPO, inclusive of $225,000 as a result of the exercise of the underwriters’

over-allotment option, the proceeds of which were added to the Trust Account. The foregoing loans are evidenced by non-interest-bearing notes that are convertible at the Sponsor’s election upon the consummation of an initial business combination into warrants of Tiberius, at a price of $1.00 per warrant.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Tiberius or its securities, the Tiberius Initial Stockholders, or IGI’s shareholders and/or their respective affiliates, may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Tiberius Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfying the requirement that the holders of a majority of all of the outstanding shares of Tiberius Common Stock entitled to vote at the Special Meeting to approve the Business Combination Proposal vote in its favor and that Tiberius have in excess of the required amount to consummate the Business Combination under the Business Combination Agreement, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Tiberius Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on Tiberius Common Stock. For example, as a result of these arrangements, an investor or holder may have to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that Tiberius will have in excess of the required amount of cash available to consummate the Business Combination as described above.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Tiberius will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Recommendation to Stockholders

Tiberius’s board of directors believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are fair to and in the best interest of Tiberius’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Incentive Compensation Plan Proposal, “FOR” the Share Issuance Proposal and “FOR” the Adjournment Proposal, if presented.

Conditions to the Closing of the Business Combination

The obligations of the parties to consummate the Business Combination are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the transactions contemplated thereby and related matters by the requisite vote of Tiberius’s stockholders; (ii) receipt of specified requisite consents from governmental authorities to consummate the Business Combination; (iii) no law or order preventing or prohibiting the Business Combination; (iv) no pending litigation brought by a governmental authority to enjoin the consummation of the Closing; (v) Tiberius having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any equity financing; (vi) the election or appointment of members of Pubco’s board of directors as described above; (vii) the shareholders and board of directors of Pubco having adopted amended and restated bye-laws of Pubco in a form to be agreed upon prior to the Closing by Tiberius and IGI, based on the form attached as an exhibit to the Business Combination Agreement; (ix) receipt by IGI and Tiberius of reasonably satisfactory evidence that Pubco qualifies as a foreign private issuer; (x) the effectiveness of the Registration Statement; and (xi) the Pubco common shares having been approved for listing on the Nasdaq Capital Market, subject only to notice of issuance.

In addition, unless waived by IGI, the obligations of IGI, Pubco and Merger Sub to consummate the Business Combination are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Tiberius being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) Tiberius having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Tiberius since the date of the Business Combination Agreement which is continuing and uncured; (iv) Tiberius having at least $100.0 million in cash and cash equivalents, including funds in the Trust Account and from any equity financing, at the Closing after giving effect to the Redemption, but prior to the payment of any expenses or other liabilities (the “Minimum Cash Condition”); (v) the Sponsor Share Letter (as described below) being in full force and effect and the Sponsor will have made the transfers required thereunder; (vi) receipt by IGI and Pubco of (A) a Registration Rights Agreement in substantially the form attached as an exhibit to the Business Combination Agreement duly executed by the Purchaser Representative, (B) an amendment to Tiberius’s registration rights agreement that it entered into with the Sponsor and certain other shareholders at the time of its initial public offering in substantially the form attached as an exhibit to the Business Combination duly executed by Tiberius and the holders of a majority of the “Registrable Securities” thereunder, and (C) an Escrow Agreement for the Escrow Shares among Pubco, the Purchaser Representative, the Seller Representative and the Escrow Agent, in form and substance consistent with the Business Combination Agreement and otherwise reasonably acceptable to the parties duly executed by the Purchaser Representative and the Escrow Agent; (vii) receipt by IGI of written resignations from the directors and officers of Tiberius; (viii) the funds in Trust Account shall have been disbursed in accordance with the requirements of the Business Combination Agreement; and (ix) the Sellers shall have received reasonable evidence of the payment of the Cash Consideration and a copy of irrevocable instructions of Pubco (or the Purchaser Representative on its behalf) to Pubco’s transfer agent to issue the Exchange Shares (including the Escrow Shares) specified in the Business Combination Agreement.

Unless waived by Tiberius, the obligations of Tiberius to consummate the Business Combination are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of IGI, Pubco and Merger Sub being true and correct as of the date of the Business Combination Agreement (or with respect to Pubco and Merger Sub, the date of their respective joinder agreements) and as of the Closing (subject to Material Adverse Effect); (ii) IGI, Pubco and Merger Sub having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Pubco, IGI and IGI’s subsidiaries, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured; (iv) the Non-Competition Agreement (as described below) and each Lock-Up Agreement (as described below) being in full force and effect; (v) Tiberius having received duly executed Share Exchange Agreements from IGI shareholders holding at least 90% of the issued and outstanding IGI common shares, and the closings thereunder shall have been consummated simultaneously with the Closing; (vi) receipt by Tiberius of (A) the Registration Rights Agreement duly executed by Pubco and the Sellers, (B) the Founders Registration Rights Agreement Amendment duly executed by Pubco, and (C) the Escrow Agreement duly executed by Pubco, the Seller Representative and the Escrow Agent; (vii) receipt by Tiberius of the evidence of the termination and full satisfaction as of the Closing of any outstanding options, warrants or other convertible securities of IGI; and (viii) receipt by Tiberius of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco.

Anticipated Accounting Treatment

The transaction will be accounted for as a continuation of IGI in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, Tiberius will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. In accordance with guidance applicable to these circumstances, the transaction will be treated as the equivalent of IGI issuing shares for the net assets of Tiberius, accompanied by a recapitalization. The net assets of Tiberius will be recorded at fair value. Operations prior to the transaction will be those of IGI from an accounting point of view.

Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) approvals and/or notifications from insurance regulatory authorities in the United Kingdom, Bermuda and the UAE, (ii) filings with the Registrar of Companies of Bermuda, (iii) approvals of and/or notifications to the Bermuda Monetary Authority (the “BMA”) under the provisions of the Exchange Control Act of 1972 of Bermuda and related regulations (the “Exchange Control Act”) and (iv) filings with the Secretary of State of the State of Delaware necessary to effectuate the transactions contemplated by the Business Combination Agreement. In addition, the Business Combination is contingent on (1) the SEC declaring effective a registration statement on Form F-4, of which this proxy statement/prospectus is a part, and (2) the Nasdaq Capital Market approving the listing of Pubco’s common shares.

The permission of the BMA is required, under the provisions of the Exchange Control Act, for all issuances and transfers of shares (which includes the Pubco common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include the Pubco common shares) are listed on an “Appointed Stock Exchange” (which would include NASDAQ). In granting the general permission the BMA accepts no responsibility for Pubco’s or IGI’s financial soundness or the correctness of any of the statements made or opinions expressed in this proxy statement/prospectus. If Pubco’s shares are delisted from the Nasdaq Capital Market and not otherwise listed on an Appointed Stock Exchange, the issue and transfer of Pubco’s equity securities (which would include the Pubco common shares) would be subject to the prior approval of the BMA, unless the BMA has granted a general permission in respect of any such issue or transfer.

Risk Factors

In evaluating the proposals to be presented at the Special Meeting, a stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL INFORMATION

Tiberius

Tiberius is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Tiberius’s balance sheet data as of September 30, 2019 and statement of operations data for the nine months ended September 30, 2019 are derived from Tiberius’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

Tiberius’s balance sheet data as of June 30, 2019 and statement of operations data for the six months ended June 30, 2019 are derived from Tiberius’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

Tiberius’s balance sheet data as of December 31, 2018 and statement of operations data for the years ended December 31, 2018 are derived from Tiberius’s audited financial statements included elsewhere in this proxy statement/prospectus.

Tiberius’s financial statements have been prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles.

The information in this section is only a summary and should be read in conjunction with Tiberius’s financial statements and related notes and “Tiberius’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Tiberius.

Selected Financial Information — Tiberius

	Nine months ended September 30, 2019	Six months ended June 30, 2019	Year ended December 31, 2018
	($) and amounts in millions except for per share data
Income Statement Data:
General and administrative expenses	$(0.7)	$(0.4)	$(0.7)
Interest income	3.0	2.1	2.7
Net income	1.8	1.4	1.6
Basic and diluted loss available to common shares	(0.08)	(0.04)	(0.06)
Weighted average shares outstanding excluding shares subject to possible redemption – basic and diluted	5.7	5.7	5.2
	As of September 30, 2019	As of June 30, 2019	As of December 31, 2018
Balance Sheet:
Working capital (deficit)	$(0.1)	$—	$0.3
Investments and cash held in trust account	178.7	178.1	176.4
Total assets	178.9	178.3	176.9
Total liabilities	9.4	9.2	9.3
Common stock subject to possible redemption	164.5	164.1	162.6
Total stockholders’ equity	5.0	5.0	5.0

IGI

IGI’s consolidated selected balance sheet data as of December 31, 2018 and 2017 and consolidated selected income statement data for the years ended December 31, 2018, 2017 and 2016 are derived from IGI’s audited financial statements included elsewhere in this proxy statement/prospectus.

IGI’s consolidated selected balance sheet data as of June 30, 2019 and consolidated selected income statement data for the six months ended June 30, 2019 and 2018 are derived from IGI’s unaudited financial statements included elsewhere in this proxy statement/prospectus. This interim financial data includes all adjustments considered necessary in management’s view for a fair presentation of the data contained therein.

IGI’s financial statements have been prepared in U.S. dollars in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

The information in this section is only a summary and should be read in conjunction with IGI’s consolidated financial statements and related notes and “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the full year future performance of IGI.

Selected Financial Information — IGI

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions except for ratio and per share data
Selected Income Statement Data:
Gross written premiums	$232.3	$275.1	$301.6	$166.1	$186.3
Reinsurers’ share of insurance premiums	(82.7)	(114.3)	(98.2)	(54.6)	(49.0)
Net written premiums	149.6	160.8	203.4	111.5	137.3
Net change in unearned premiums	8.2	(14.0)	(20.1)	(20.0)	(33.8)
Net premiums earned	157.9	146.7	183.3	91.5	103.5
Net claims and claim adjustment expenses	(71.5)	(86.9)	(85.3)	(47.0)	(55.4)
Net policy acquisition expenses	(34.8)	(36.2)	(42.0)	(21.5)	(22.0)
Net underwriting results	51.6	23.6	56.1	23.0	26.1
Total investment income, net(1)	8.8	10.3	9.1	5.4	6.0
Net realized gains/(losses) on investments	2.7	3.1	1.3	(0.4)	0.4
Unrealized gains/(losses) on investments	0.8	0.1	(0.9)	(0.1)	1.0
General and administrative expenses	(31.3)	(30.9)	(35.4)	(15.8)	(18.5)
Other income/expenses(2)	(0.8)	(1.8)	(1.2)	(0.2)	(0.3)
(Loss) gain on foreign exchange	0.3	2.6	(3.4)	(2.5)	0.4
Profit before tax	$32.0	$7.0	$25.6	$9.4	$15.1
Income tax	0.9	0.0	(0.1)	—	(0.2)
Profit for the period	$32.9	$7.0	$25.5	$9.4	$14.9
Basic and diluted earnings per share attributable to equity holders	0.23	0.05	0.18	0.07	0.11
Net operating income(3)	29.4	1.3	28.6	12.4	13.0
Annualized return on average equity	11.5%	2.3%	8.5%	6.3%	9.8%
Annualized net operating return on average equity	10.3%	0.4%	9.5%	8.3%	8.6%
Cash dividends per share	$0.10	$0.08	$0.03	$0.00	$0.04

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
Supplemental information:
Claims & claim expenses ratio(4)	45.3%	59.2%	46.5%	51.4%	53.5%
Policy acquisition expenses ratio(5)	22.0%	24.7%	22.9%	23.5%	21.3%
G&A expense ratio(6)	19.9%	21.1%	19.3%	17.3%	17.9%
Expense ratio(7)	41.9%	45.8%	42.2%	40.8%	39.2%
Combined ratio(8)	87.1%	105.0%	88.7%	92.1%	92.7%
	As of January 1, 2017	As of December 31,		As of June 30, 2019
		2017	2018
Selected Balance Sheet Data:
Cash and cash equivalents and term deposits(9)	$216.2	$210.3	$260.1	$279.5
Total investments(10)	$277.4	$279.3	$245.0	$265.2
Cash/investments	493.6	489.6	505.1	544.7
Total assets	811.0	892.7	903.1	952.7
Technical reserves, net
Net outstanding claims(11)	$192.1	$196.6	$196.8	$216.9
Net unearned premiums(12)	101.5	115.6	135.7	169.5
Total equity	301.2	301.4	301.2	308.6
Book value per share(13)	$2.10	$2.10	$2.21	$2.30

____________

(1)      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows (certain numbers in the table do not sum due to rounding):

	Year ended December, 31			Six months ended June 30,
	2016	2017	2018	2018	2019
Net investment income	$12.3	$12.6	$10.3	$4.8	$7.3
Plus Share of profit or loss from associates	(0.0)	1.0	(0.9)	0.1	0.1
Minus Net realized gains/(losses) on investments	2.7	3.1	1.3	(0.4)	0.4
Minus Unrealized gains/(losses) on investments	0.8	0.1	(0.9)	(0.1)	1.0
Total investment income, net	$8.8	$10.3	$9.1	$5.4	$6.0

(2)      Represents the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables, calculated as follows (certain numbers in the table do not sum due to rounding):

	Year ended December, 31			Six months ended June 30,
	2016	2017	2018	2018	2019
Other revenues	$0.0	$0.9	$0.9	$0.4	$0.9
Other expenses	—	(1.5)	(1.6)	(0.7)	(1.2)
Impairment loss on insurance receivables	(0.8)	(1.2)	(0.5)	—	—
Other income/expenses	$(0.8)	$(1.8)	$(1.2)	$(0.2)	$(0.3)

(3)      “Net operating income” is calculated as after-tax profit for the period after adjusting for non-recurring items, adding back net realized loss (gains) on investments, unrealized loss (gain) on revaluation of financial assets, fair value changes of held for trading investments, fair value gain on investment property, (loss) gain on foreign exchange and net impairment losses recognized in earnings. For a reconciliation of “net operating income,” a non-IFRS measure, and profit for the period, an IFRS measure, see “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures — Net Operating Income.”

(4)      The claims and claim expenses ratio represents net claims and claim adjustment expenses as a percentage of net premiums earned.

(5)      The policy acquisition expenses ratio represents net policy acquisition expenses as a percentage of net premiums earned.

(6)      The general and administrative expense ratio represents general and administrative expenses as a percentage of net premiums earned.

(7)      The expense ratio is the sum of the policy acquisition expenses ratio and the general and administrative expenses ratio.

(8)      The combined ratio is the sum of the claims and claim expenses ratio and the expense ratio.

(9)      Includes cash and cash equivalents and term deposits.

(10)    Includes investments, investment properties and investments in associates, calculated as follows:

	As of January 1, 2017	As of December, 31		As of June 30, 2019
		2017	2018
Investments	$233.8	$234.4	$200.9	$220.6
Investment properties	30.3	30.6	30.7	31.1
Investments in associates	13.3	14.3	13.4	13.5
Total investments	$277.4	$279.3	$245.0	$265.2

(11)    Represents gross outstanding claims, net of reinsurance share of outstanding claims.

(12)    Represents gross unearned premiums, net of reinsurance share of unearned premiums.

(13)    Book value per share is calculated by dividing total equity by the number of shares outstanding.

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following selected pro forma financial information as of June 30, 2019 is derived from the pro forma condensed combined statement of financial position as of June 30, 2019, which combines the unaudited consolidated statement of financial position of IGI as of June 30, 2019 and the unaudited balance sheet of Tiberius as of June 30, 2019, giving effect to the Business Combination as if it had been consummated as of that date.

The following selected pro forma financial information for the six months ended June 30, 2019 is derived from the pro forma condensed combined statement of income for the six months ended June 30, 2019, which combines the unaudited statement of income of IGI for the six months ended June 30, 2019 and the unaudited statement of operations of Tiberius for the six months ended June 30, 2019, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The following selected pro forma financial information for the year ended December 31, 2018 is derived from the pro forma condensed combined statement of income for the year ended December 31, 2018, combines the audited consolidated statement of income of IGI for the year ended December 31, 2018 with the audited statement of operations of Tiberius for the year ended December 31, 2018, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption of Tiberius common stock:

•        Assuming No Redemption:    This presentation assumes that no Tiberius stockholders exercise their redemption rights with respect to Tiberius common stock upon consummation of the transactions.

•        Assuming Maximum Redemption:    This presentation assumes that Tiberius stockholders exercise their redemption rights with respect to 14,397,300 shares of Tiberius common stock upon consummation of the transactions at a redemption price of approximately $10.33 per share (the actual redemption price at June 30, 2019). The maximum redemption amount is derived on the basis that Tiberius will be required to have a minimum of $5,000,001 of net tangible assets following the transactions, after giving effect to payments to redeeming stockholders, and to satisfy the Minimum Cash Condition.

The historical financial information has been adjusted to give effect to the expected events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented in the selected unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Business Combination.

The historical financial statements of Tiberius have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The historical financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The historical financial information of Tiberius has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the selected unaudited pro forma condensed combined financial information. No adjustments were required to convert Tiberius’s financial statements from US GAAP to IFRS for purposes of the selected unaudited pro forma condensed combined financial information, except to classify Tiberius Common Stock subject to redemption as non-current liabilities under IFRS.

This selected unaudited pro forma condensed combined financial information should be read together with Tiberius’s and IGI’s financial statements and related notes, “Tiberius’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only. Such information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Statements.” The financial results may have been different had the companies always been combined. You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

Pubco, IGI and Tiberius believe that some of the pro forma financial information constitutes forward-looking statements. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Pubco, IGI or Tiberius in these pro forma financial statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Except to the extent required by applicable laws and regulations, Tiberius and IGI undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Selected Unaudited Pro Forma Condensed Financial Information

	IGI	Tiberius	Assuming No Redemptions	Assuming Maximum Redemptions
	($) and amounts in millions except for per share data
Statement of Financial Position Data as of June 30, 2019
Cash and cash equivalents and term deposits	$279.5	$0.0	$401.4	$274.6
Total assets	952.7	178.3	1,074.7	947.9
Total equity	308.6	5.0	430.5	303.8
Total liabilities	644.1	173.3	641.2	644.2
Statement of Income Data
Six Months Ended June 30, 2019
Gross written premiums	$186.3	$—	$186.3	$186.3
Net premiums earned	103.5	—	103.5	103.5
Net claims and claim adjustment expenses	(55.4)	—	(55.4)	(55.4)
Net underwriting results	26.1	—	26.1	26.1
Profit for the period	$14.9	$1.4	$14.5	$14.5
Weighted average shares outstanding, basic and diluted	136.3	5.7	52.5	40.2
Basic and diluted net (loss) income per share	$0.11	$(0.04)	$0.28	$0.36
Statement of Income Data
Year Ended December 31, 2018
Gross written premiums	$301.6	$—	$301.6	$301.6
Net premiums earned	183.3	—	183.3	183.3
Net claims and claim adjustment expenses	(85.3)	—	(85.3)	(85.3)
Net underwriting results	56.1	—	56.1	56.1
Profit for the period	$25.5	$1.6	$24.9	$24.9
Weighted average shares outstanding, basic and diluted	138.3	5.2	52.5	40.2
Basic and diluted net (loss) income per share	$0.18	$(0.06)	$0.47	$0.62

Comparative Share Information

The following table sets forth per share data of IGI and Tiberius on a stand-alone basis and the unaudited pro forma condensed combined per share data for the six months ended June 30, 2019 and for the year ended December 31, 2018 after giving effect to the Business Combination.

For the unaudited pro forma condensed combined per share data for the six months ended June 30, 2019, the pro forma book value per share information was computed as if the Business Combination had been completed on June 30, 2019.

The historical book value per share is computed by dividing total common shareholders’ equity by the number of ordinary shares outstanding at the end of the period. The pro forma combined book value per share is computed by dividing total pro forma common shareholders’ equity by the pro forma number of ordinary shares outstanding at the end of the period. The pro forma earnings per share of Pubco is computed by dividing the pro forma income available to the combined company’s ordinary shareholders by the pro forma weighted-average number of shares outstanding over the period.

You should read the information in the following tables in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Tiberius, IGI and Pubco and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Tiberius, IGI and Pubco pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Tiberius, IGI and Pubco would have been had the companies been combined during the periods presented.

	Historical IGI	Historical Tiberius	Pro Forma Assuming No Redemptions	Pro Forma Assuming Maximum Redemptions
	$ and amounts in millions except for per share data
Six Months Ended June 30, 2019
Profit for the period	$14.9	$1.4	$14.5	$14.5
Total equity	308.6	5.0	430.5	303.8
Weighted average shares outstanding, basic and diluted	136.3	5.7	52.5	40.2
Basic and diluted net (loss) income per share	$0.11	$(0.04)	$0.28	$0.36
Book value per share as of June 30, 2019(1)	$2.30	$0.88	$8.20	$7.55

Tangible book value			$427.2	$300.5
Tangible book value per share as of June 30, 2019(2)			$8.14	$7.47

Redemption price as of June 30, 2019			$10.33	$10.33

Price/Book value			1.26x	1.37x
Price/Tangible book value			1.27x	1.38x
	Historical IGI	Historical Tiberius	Pro Forma Assuming No Redemptions	Pro Forma Assuming Maximum Redemptions
Year Ended December 31, 2018
Profit for the period	$25.5	$1.6	$24.9	$24.9
Weighted average shares outstanding, basic and diluted	138.3	5.2	52.5	40.2
Basic and diluted net (loss) income per share	$0.18	$(0.06)	$0.47	$0.62

____________

(1)      Book value per share is calculated by dividing total equity by the number of shares outstanding.

(2)      Tangible book value per share is calculated by dividing total equity less intangible assets by the number of shares outstanding.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. The value of your investment in Pubco following the consummation of the Business Combination will be subject to significant risks affecting Pubco and IGI and inherent in the industry in which IGI operates. If any of the events described below occur, the post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of Pubco’s common shares to decline, perhaps significantly, and you therefore may lose all or part of your investment.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in Pubco. Additional risks and uncertainties not currently known to Tiberius or IGI or which Tiberius or IGI currently deem immaterial may also have a material adverse effect on Pubco’s business, financial condition, results of operations, prospects and/or its share price. Shareholders should consult a legal adviser, an independent financial adviser or a tax adviser for legal, financial or tax advice prior to deciding whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. As used herein, references to “we,” “us” and “our” are intended to refer to IGI and its subsidiaries prior to the Business Combination and to Pubco, IGI and its subsidiaries following the Business Combination.

Risks Relating to the Business Combination

Tiberius may not be able to complete the Business Combination or any other business combination within the prescribed time frame, in which case Tiberius would cease all operations except for the purpose of winding up and would redeem its public shares and liquidate.

Tiberius must complete an initial business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders). Tiberius may not be able to consummate the Business Combination or any other business combination by such date. If Tiberius has not completed any initial business combination by such date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of the then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Tiberius’s remaining stockholders and board of directors, dissolve and liquidate, subject in each case to Tiberius’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Pubco’s financial condition, results of operations and stock price post-Business Combination, which could cause you to lose some or all of your investment.

Even though Tiberius has conducted extensive due diligence on IGI, Tiberius cannot assure you that this diligence will surface all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Tiberius’s or IGI’s control will not later arise. By definition, very little public information exists about private companies and companies that operate outside of the United States, which makes due diligence more difficult. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in reporting losses and Pubco could turn out to be not as profitable as anticipated. Even if Tiberius’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Tiberius’s preliminary risk analysis. If Pubco reports changes of this nature, it could contribute to negative market perceptions about its securities post-Business Combination. Accordingly, any Tiberius security holder who chooses to remain a security holder following the Business Combination could suffer a reduction in the value of their securities. Such security holders are unlikely to have a remedy for such reduction in value unless (i) they are able to successfully claim that the reduction was due to the breach by Tiberius officers or directors of a duty of care or other fiduciary duty owed to them or (ii) they are able to successfully bring a private claim under the U.S. securities laws alleging that this proxy statement contained an actionable material misstatement or material omission.

Tiberius has a limited ability to assess the management of IGI’s business and, as a result, cannot assure you that IGI’s management has all the skills, qualifications or abilities to manage a public company.

Tiberius’s ability to assess IGI’s management may be limited due to a lack of time, resources or information. Tiberius’s assessment of the capabilities of IGI’s management, therefore, may prove to be incorrect and IGI management may lack the skills, qualifications or abilities that Tiberius believed IGI management had. Should IGI’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of Pubco or IGI post-Business Combination may be negatively impacted.

The fact that IGI is a private company and that substantially all of its operations are conducted outside of the United States limits Tiberius’s access to all of the information that may be relevant to the Business Combination. This may result in a Business Combination that is not as profitable as Tiberius suspects.

By definition, very little public information exists about private companies and companies that operate outside of the United States, and Tiberius has been required to make decisions on whether to pursue the Business Combination on the basis of limited information, which may result in a business combination with a company that is not as profitable as Tiberius suspects, if at all.

Tiberius’s Sponsor, officers and directors have agreed to vote their shares in favor of the Business Combination, regardless of how Tiberius’s public stockholders vote.

In connection with the Business Combination, Tiberius’s Sponsor, officers and directors have agreed to vote their Founder Shares and all shares of Tiberius Common Stock acquired by Tiberius’s Sponsor during or after the IPO in favor of the Business Combination. Currently, Tiberius’s Sponsor, officers and directors collectively own approximately 20% of the outstanding shares of Tiberius Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if Tiberius’s Sponsor, officers and directors agreed to vote their shares in accordance with the majority of the votes cast by Tiberius’s public stockholders.

Tiberius stockholders may be held liable for claims by third parties against Tiberius to the extent of distributions received by them upon redemption of their shares.

Under the Delaware General Corporation Law, or DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to its public stockholders upon the redemption of its public shares in the event Tiberius does not complete an initial business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders) may be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third party claim can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Because Tiberius may not be complying with Section 280, Section 281(b) of the DGCL requires Tiberius to adopt a plan, based on facts known to Tiberius at such time, that will provide for Tiberius’s payment of all existing and pending claims or claims that may be potentially brought against Tiberius within the 10 years following its dissolution. However, because Tiberius is a blank check company, rather than an operating company, and its operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Tiberius’s vendors (such as lawyers, investment bankers and auditors) or prospective target businesses. If Tiberius’s plan of distribution complies with Section 281(b) of the DGCL, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. Tiberius cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Tiberius stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Tiberius stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to Tiberius’s public stockholders upon the redemption of its public shares in the event Tiberius does not complete an initial business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders) is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

Tiberius did not obtain an opinion from an independent investment banking or accounting firm, and consequently, you have no assurance from an independent source that the price Tiberius is paying for the business of IGI is fair to Tiberius from a financial point of view.

Tiberius is not required to obtain an opinion from an independent investment banking or accounting firm that the price Tiberius is paying for the Business Combination is fair to it from a financial point of view. Tiberius’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Its officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds, together with the experience and sector expertise of Tiberius’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination with IGI. In addition, Tiberius’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Tiberius’s board of directors in valuing IGI’s business and assuming the risk that the board of directors may not have properly valued such business.

The grant and future exercise of registration rights may adversely affect the market price of Tiberius Common Stock and common shares of Pubco upon consummation of the Business Combination.

Pursuant to the existing registration rights agreement between Tiberius and the Sponsor, officers and directors of Tiberius, and the registration rights agreement to be entered into by Pubco in connection with the Business Combination as described elsewhere in this proxy statement/prospectus, Pubco will be required to file a resale registration statement shortly after closing which registers for resale the Pubco common shares held by the Sponsor, the officers and directors of Tiberius and the former stockholders of IGI. In addition, the Sponsor, the officers and directors of Tiberius and certain shareholders of IGI can demand that Pubco register their registrable securities under certain circumstances and will also have piggyback registration rights for their securities in connection with certain registrations of securities that Pubco undertakes. Following the consummation of the Business Combination, Pubco is also required to file and maintain an effective registration statement under the Securities Act covering securities to be issued to investors pursuant to forward purchase contracts and securities to be issued to the PIPE Investors. Pubco is also required to file a registration statement covering the issuance of Pubco common shares upon the exercise of Pubco warrants.

The registration of these securities will permit the public resale of such securities, subject to lockup agreements executed by Tiberius’s Sponsor and IGI’s largest shareholders. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Pubco’s common shares post-Business Combination.

Sales of a substantial number of Pubco securities in the public market following this Business Combination could adversely affect the market price of the common shares of Pubco.

Following the Business Combination, assuming no redemptions by Tiberius stockholders and based on IGI’s book value at June 30, 2019 and the Tiberius Common Stock redemption price at the anticipated closing date, the Sponsor will hold 1,300,000 Pubco common shares, excluding 1,973,300 contingent unvested shares, and will be subject to a one-year lock-up restriction post-Closing (subject to certain exceptions). In addition, based on the foregoing assumptions, (1) Wasef Jabsheh will hold 11,697,544 Pubco common shares, excluding 1 million contingent unvested shares, and warrants to purchase 4,000,000 Pubco common shares, and will be subject to a one-year lock-up restriction post-Closing, (2) Oman International Development & Investment Company SAOG (“Ominvest”) will own 6,644,044 Pubco shares, and Argo Re Limited (“Argo”) will own 4,329,614 Pubco common shares and warrants to purchase 500,000 Pubco common shares and (3) Ominvest and Argo will be subject to no lock-up restriction on one-third of their shares, a six-month lock-up restriction on one-third of their shares and a 12-month lock-up restriction on one-third of their shares (subject to certain exceptions). After the lock-up agreements expire, these common shares and common shares which are issuable upon exercise of such warrants will become eligible for future sale in the public market. Sales of a significant number of these common shares of Pubco in the public market, or the perception that such sales could occur, could reduce the market price of the common shares of Pubco.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, Tiberius’s board of directors will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Tiberius’s board of directors is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, Tiberius’s board will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such event, the Business Combination would not be completed.

Tiberius shareholders will not be entitled to appraisal rights in the Business Combination under Delaware or Bermuda law.

Under Delaware law, Tiberius shareholders are not entitled to appraisal rights with respect to the Business Combination. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Because Pubco is not a direct party to the merger and Pubco shareholders will continue to own their Pubco common shares, Pubco shareholders will not be entitled to appraisal rights under Bermuda law in connection with the Business Combination.

Risks Relating to Redemptions and Certain Outstanding Securities of Tiberius

If Tiberius public stockholders redeem more than 14,397,300 shares of Tiberius Common Stock, it may be more difficult to close the Business Combination absent additional financing.

Pursuant to the amended and restated certificate of incorporation of Tiberius, Tiberius must have net tangible assets of at least $5,000,001 in the Trust Account upon the consummation of the Business Combination. In addition, pursuant to the Business Combination Agreement, Tiberius must have cash of at least $100 million prior to giving effect to expenses but after giving effect to any required redemptions. If too many public stockholders exercise their redemption rights, Tiberius would not be able to meet such closing conditions and, as a result, would not be able to proceed with the Business Combination unless these conditions are waived. Furthermore, in no event will Tiberius redeem its public shares in an amount that would cause Tiberius’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination. Consequently, if accepting all properly submitted redemption requests would cause Tiberius’s net tangible assets to be less than $5,000,001, or would cause the Minimum Cash Condition to fail to be satisfied, Tiberius could not proceed with the Business Combination and may instead search for an alternate business combination. If the Business Combination is unsuccessful and Tiberius is not able to consummate another business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders), Tiberius’s public shareholders will not receive their pro rata portion of the Trust Account until Tiberius liquidates the Trust Account. If Tiberius’s public shareholders are in need of immediate liquidity, they could attempt to sell their stock in the open market; however, at such time Tiberius’s stock may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, Tiberius public shareholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with redemption until Tiberius liquidates or they are able to sell their stock in the open market.

If Tiberius stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Tiberius Common Stock for a pro rata portion of the funds held in the Trust Account.

In order to exercise their redemption rights, public stockholders of Tiberius are required to submit a request in writing and deliver their stock (either physically or electronically) to Tiberius’s transfer agent at least two business days prior to the Special Meeting. Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of Tiberius Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

Tiberius’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of the Business Combination, and then only in connection with those shares of Tiberius Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein, and (ii) the redemption of Tiberius public shares if Tiberius is unable to complete its business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders), subject to applicable law and as further described herein. In addition, if Tiberius is unable to complete a business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders) for any reason, compliance with Delaware law may require that Tiberius submit a plan of dissolution to its then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, public stockholders may be forced to wait beyond March 20, 2020 (or such later date) before they receive funds from the Trust Account. In no other circumstances will a public stockholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

Future resales of the common shares of Pubco issued to the IGI shareholders may cause the market price of Pubco’s securities to drop significantly, even if Pubco’s business is doing well.

Under the Business Combination Agreement, the IGI shareholders will receive, among other things, a significant amount of common shares of Pubco. Under a registration rights agreement, Pubco is required to register for resale all of the Pubco common shares that were issued to the former IGI shareholders. Upon the effectiveness of such registration statement, all of such shares will become freely transferable. However, notwithstanding such registration, pursuant to the Business Combination Agreement and related agreements, the three largest IGI shareholders, who collectively hold over 75% of the shares held by the IGI shareholders, will be restricted from selling any of the Pubco shares that they receive as a result of the Share Exchange (i) in the case of Wasef Jabsheh, during a twelve month period after the closing date of the Business Combination, subject to certain exceptions, and (ii) in the case of Argo and Ominvest, with respect to one-third of their shares, during a six month period after Closing, and with respect to one-third of their shares, during a 12 month period after Closing, subject to certain exceptions. See the section entitled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements — Lock-up Agreements.”

In addition, subject to lock-up agreements signed by IGI’s three largest shareholders, the IGI shareholders also may sell Pubco shares pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, because Tiberius and Pubco are currently shell companies, waiting until one year after Pubco’s filing with the SEC of a Shell Company Report on Form 20-F containing Form 10 type information reflecting the Business Combination.

Upon expiration of the applicable lock-up periods (with respect to the three largest IGI shareholders), and upon effectiveness of the registration statement Pubco files pursuant to the registration rights agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, or another applicable exemption from registration, the IGI shareholders may sell large amounts of Pubco shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Pubco’s stock price or putting significant downward pressure on the price of Pubco’s securities.

If Tiberius stockholders fail to properly exercise redemption rights, they will not be entitled to redeem their shares of Tiberius Common Stock for a pro rata portion of the Trust Account.

Tiberius stockholders holding public shares may demand that Tiberius redeem their shares for a pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. Tiberius stockholders who seek to exercise this redemption right must deliver their Tiberius Common Stock (either physically or electronically) to Tiberius’s transfer agent prior to the vote at the meeting. Any Tiberius stockholder who fails to properly exercise redemption rights will not be entitled to redeem his or her shares for a pro rata portion of the Trust Account. See the section entitled “Special Meeting of Tiberius Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

NASDAQ may not list Pubco’s securities on its exchange, which could limit investors’ ability to engage in transactions in Pubco’s securities and subject Pubco to additional trading restrictions.

Pubco intends to apply to have its securities listed on the Nasdaq Capital Market upon consummation of the Business Combination. Pubco will be required to meet the initial listing requirements of the Nasdaq Capital Market in order to list common shares and warrants. There can be no assurance that Pubco will be able to meet those initial listing requirements. In particular, the Nasdaq Capital Market requires listed companies to have at least 300 round lot holders, at least 50% of which must hold at least $2,500 of securities. Even if Pubco’s securities are so listed, Pubco may be unable to maintain the listing of its securities in the future.

If Pubco fails to meet the initial listing requirements and NASDAQ does not list its securities on its exchange, Pubco could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for the company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, the permission of the BMA is required, under the provisions of the Exchange Control Act, for all issuances and transfers of shares (which includes the Pubco common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include the Pubco common shares) are listed on an “Appointed Stock Exchange” (which would include NASDAQ). In granting the general permission the BMA accepts no responsibility for Pubco’s or IGI’s financial soundness or the correctness of any of the statements made or opinions expressed in this proxy statement/prospectus. If Pubco’s shares are delisted from the Nasdaq Capital Market and not otherwise listed on an Appointed Stock Exchange, the issue and transfer of Pubco’s equity securities (which would include the Pubco common shares) would be subject to the prior approval of the BMA, unless the BMA has granted a general permission in respect of any such issue or transfer.

Tiberius’s current directors and executive officers beneficially own shares of Tiberius Common Stock and warrants that will be worthless and have made loans and incurred reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

Tiberius’s officers and directors and/or their affiliates beneficially own or have a pecuniary interest in founder shares and private warrants that they purchased prior to, or simultaneously with, the IPO. Tiberius’s executive officers and directors and their affiliates have no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Business Combination with IGI or another business combination is not approved within the required time period, such securities held by such persons will be worthless. Furthermore, Tiberius’s officers and directors have loaned Tiberius an aggregate of $           as of the record date and such officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Tiberius’s behalf, such as identifying and investigating possible business targets and business combinations. These loans and expenses will be repaid upon completion of the Business Combination with IGI. However, if Tiberius fails to consummate the Business Combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, Tiberius may not be able to repay or reimburse these amounts if the Business Combination is not completed. See the section entitled “The Business Combination Proposal — Interests of Tiberius Directors and Officers in the Business Combination.”

These financial interests may have influenced the decision of Tiberius’s directors to approve the Business Combination with IGI and to continue to pursue such business combination. In considering the recommendations of Tiberius’s board of directors to vote for the Business Combination Proposal and other proposals, its stockholders should consider these interests.

Michael Gray, Chief Executive Officer of Tiberius, is liable to ensure that proceeds of the trust are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced his decision to approve the Business Combination.

If the Business Combination or another business combination is not consummated by Tiberius within the required time period, Michael Gray, Chief Executive Officer of Tiberius, will be personally liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tiberius for services rendered or contracted for or products sold to Tiberius, but only if such a vendor or target business has not executed a waiver agreement. If Tiberius consummates a business combination, on the other hand, Tiberius will be liable for all such claims. Tiberius has no reason to believe that Michael Gray will not be able to fulfill his indemnity obligations to Tiberius, but there can be no assurance that he will be able to do so. See the section entitled “Other Information Related to Tiberius — Liquidation if No Business Combination” for further information.

The personal obligations of Michael Gray may have influenced Tiberius’s board of directors’ decision to approve the Business Combination and to continue to pursue such Business Combination. In considering the recommendations of Tiberius’s board of directors to vote for the Business Combination Proposal and other proposals, Tiberius’s stockholders should consider these interests.

The exercise of discretion by Tiberius officers and directors in agreeing to changes to or waivers of the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interest of Tiberius stockholders.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Tiberius to agree to amend the Business Combination Agreement, to consent to certain actions taken by IGI or to waive rights that Tiberius is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of IGI’s business, a request by IGI to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on IGI’s business and would entitle Tiberius to terminate the Business Combination Agreement. In any of such circumstances, it would be at Tiberius’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is best for Tiberius and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Tiberius does not believe there will be any changes or waivers that Tiberius’s directors and officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, Tiberius will circulate a new or amended proxy statement/prospectus and resolicit its stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

If Tiberius is unable to complete the Business Combination with IGI or another business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders), Tiberius will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Tiberius and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.10 per share.

Under the terms of Tiberius’s amended and restated certificate of incorporation, Tiberius must complete the Business Combination with IGI or another business combination by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders), or Tiberius must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Tiberius. Although Tiberius has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Tiberius’s public stockholders. If Tiberius is unable to complete a business combination within the required time period, its Chief Executive Officer has agreed that he will be personally liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tiberius for services rendered or contracted for or products sold to Tiberius, but only if such a vendor or prospective target business does not execute such a waiver. However, he may not be able to meet such obligation. Therefore, the per-share distribution from the Trust Account in such a situation may be less than $10.10 due to such claims.

Additionally, if Tiberius is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Tiberius otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, Tiberius may not be able to return to its public stockholders at least $10.10 per share.

Tiberius’s stockholders may be held liable for claims by third parties against Tiberius to the extent of distributions received by them.

If Tiberius is unable to complete the Business Combination with Tiberius or another business combination within the required time period, Tiberius will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Tiberius cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Tiberius’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Tiberius cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by it.

If Tiberius is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Tiberius’s stockholders. Furthermore, because Tiberius intends to distribute the proceeds held in the Trust Account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, Tiberius’s directors may be viewed as having breached their fiduciary duties to Tiberius’s creditors and/or may have acted in bad faith, thereby exposing themselves and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Tiberius cannot assure you that claims will not be brought against it for these reasons.

Activities taken by existing Tiberius stockholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on the price of Tiberius’s securities.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Tiberius or its securities, initial stockholders, officers or directors, IGI or IGI’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or may enter into transactions with such investors and others to provide them with incentives to acquire shares of Tiberius Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfying the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on the price of Tiberius Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

Risks Related to Pubco’s Business and Operations Following the Business Combination

The value of your investment in Pubco following the consummation of the Business Combination will be subject to significant risks affecting Pubco and IGI and inherent in the industry in which IGI operates. You should carefully consider the risks and uncertainties described below and other information included in this proxy statement/prospectus. If any of the events described below occur, the post-Business Combination business and financial results could be adversely affected in a material way. This could cause the trading price of Pubco common shares to decline, perhaps significantly, and you therefore may lose all or part of your investment. As used in the risks described in this subsection, references to “we,” “us” and “our” are intended to refer to Pubco unless the context clearly indicates otherwise.

Following the consummation of the Business Combination, Pubco’s only significant asset will be its ownership of IGI (and, indirectly, IGI’s subsidiaries) and such ownership may not be sufficient to pay dividends or make distributions or loans to enable Pubco to pay any dividends on its common shares or satisfy other financial obligations.

Following the consummation of the Business Combination, Pubco will be a holding company and will not directly own any operating assets other than its ownership of interests in IGI. Pubco will depend on IGI for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, IGI may not be sufficient to make distributions or pay dividends, pay expenses or satisfy Pubco’s other financial obligations.

Additionally, IGI’s primary operating subsidiary is IGI Bermuda, which is subject to Bermuda regulatory constraints that affect its ability to pay dividends on its common shares and make other distributions. Under the Bermuda Insurance Act 1978, as amended (the “Insurance Act”), and related regulations, IGI Bermuda, as a Class 3B insurer, is required to maintain certain minimum solvency levels and is prohibited from declaring or paying dividends that would result in noncompliance with this requirement. In addition, a Class 3B insurer is prohibited from declaring or paying any dividends of more than 25% of its total statutory capital and surplus, as shown on its previous financial year statutory balance sheet, unless at least seven days before payment of the dividends it files an affidavit with the BMA that it will continue to meet its required solvency margins.

Fluctuations in operating results, earnings and other factors, including incidents involving IGI’s customers and negative media coverage, may result in significant decreases in the price of Pubco securities post-Business Combination.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of Pubco’s common shares post-Business Combination and, as a result, there may be significant volatility in the market price of Pubco’s common shares post-Business Combination. If IGI is unable to operate profitably as investors expect, the market price of Pubco’s common shares post-Business Combination will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of Pubco’s or IGI’s control could have an adverse effect on the price of Pubco’s common shares post-Business Combination and increase fluctuations in its earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts post-Business Combination, speculation in the press or investment community, negative media coverage, the risk of potential legal proceedings or government investigations, the possible effects of war, terrorism and other hostilities, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the insurance industry.

Because IGI has operated as a private company, IGI will have limited experience complying with public company obligations and fulfilling these obligations will be expensive and time consuming and may divert management’s attention from the day-to-day operation of its business.

IGI has operated historically as a privately-owned company and, accordingly, many of its senior management have limited experience managing a publicly-traded company and have limited experience complying with the increasingly complex laws pertaining to public companies. In particular, the significant regulatory oversight and reporting obligations imposed on public companies will require substantial attention from IGI’s senior management and may divert attention away from the day-to-day management of its businesses, which could have a material adverse effect on IGI’s business, financial condition and results of operations. Similarly, corporate governance obligations, including with respect to the development and implementation of appropriate corporate governance policies, and concurrent service on the board of directors and possibly multiple board committees, will impose additional burdens on IGI’s non-executive directors.

In addition, Pubco will incur significant additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. Pubco also will incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Pubco expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although Pubco is currently unable to estimate these costs with any degree of certainty. Pubco may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses. Being a public company could make it more difficult or costly for Pubco to obtain certain types of insurance, including director and officer liability insurance, and Pubco may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for Pubco to attract and retain qualified persons to serve on Pubco’s board of directors, board committees or as executive officers. Furthermore, if Pubco is unable to satisfy its obligations as a public company, it could be subject to delisting of its common shares, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price.

Prior to the consummation of the Business Combination, IGI is neither a publicly listed company, nor an affiliate of a publicly listed company, and has not dedicated accounting personnel and other resources to address internal control and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports.

In connection with the external audit of IGI’s financial statements as of and for the years ended December 31, 2016, 2017 and 2018, in preparation for the Business Combination, IGI noted certain deficiencies in financial reporting and internal control which will be deemed to be a material weakness under applicable PCAOB standards. The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our material weakness identified relates to an entity level and financial reporting control environment that is neither designed, nor operates, with appropriate precision to prevent or detect accounting or disclosure errors that may be material to the financial statements and a lack of a fully developed accounting department infrastructure commensurate with those of a publicly listed company able to evaluate, account for and disclose complex transactions.

Neither IGI nor its auditors were required to perform an evaluation of internal control over financial reporting as of December 31, 2016, 2017 and 2018 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company. Further, neither Pubco’s nor IGI’s independent registered public accounting firm will be required to report on the effectiveness of their respective internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until Pubco’s first annual report on Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the Closing. Had such evaluation been performed, additional control deficiencies may have been identified by our management, and those control deficiencies could have also represented one or more material weaknesses.

In addition, Pubco and IGI cannot predict the outcome of this determination and whether Pubco and/or IGI will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years Pubco and/or IGI is unable to assert that Pubco’s and/or IGI’s internal control over financial reporting is effective, or if Pubco’s and/or IGI’s auditors express an opinion that Pubco’s and/or IGI’s internal control over financial reporting is ineffective, IGI and Pubco may fail to meet the future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of Pubco’s securities.

Pubco and IGI will invest to significantly enhance the entity level and financial reporting control environment as well as the accounting department infrastructure. The measures Pubco and IGI will implement to address the material weakness include strengthening the resources within the accounting function, continuing to implement new systems and automating processes, conducting training for Pubco and IGI personnel with respect to IFRS and SEC financial reporting requirements and documenting and evaluating the controls over financial reporting. Pubco and IGI plan to have remediated this material weakness by December 31, 2020. In this regard, Pubco and IGI will need to dedicate internal resources, recruit personnel with public reporting experience, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of their internal control over financial reporting. This may include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

A market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

An active trading market for Pubco securities following the Business Combination may never develop or, if developed, may not be sustained. In addition, the price of Pubco securities after the Business Combination could fluctuate significantly for various reasons, many of which are outside Pubco’s control, such as Pubco’s performance, large purchases or sales of the common shares, legislative changes and general economic, political or regulatory conditions. The release of Pubco’s financial results may also cause the Pubco share price to vary. If an active market for Pubco securities does not develop, it may be difficult for you to sell the Pubco common shares you own or purchase without depressing the market price for the shares or to sell the shares at all. The existence of an active trading market for Pubco’s securities will depend to a significant extent on Pubco’s ability to meet and continue to meet NASDAQ’s listing criteria, which Pubco may be unable to accomplish.

The price of Pubco common shares may be volatile.

The price of Pubco common shares may fluctuate due to a variety of factors, including:

•        actual or anticipated fluctuations in Pubco’s semi-annual and annual results and those of other public companies in the insurance and reinsurance industry;

•        mergers and strategic alliances in the insurance and reinsurance industry;

•        market prices and conditions in the insurance and reinsurance industry;

•        changes in government regulation applicable to Pubco and its subsidiaries and the industry in which IGI operates;

•        potential or actual military conflicts or acts of terrorism;

•        the failure of securities analysts to publish research about Pubco, or shortfalls in Pubco’s operating results compared to levels forecast by securities analysts;

•        announcements concerning Pubco or its competitors; and

•        the general state of the securities markets.

These market and industry factors may materially reduce the market price of Pubco common shares, regardless of Pubco’s operating performance.

Reports published by analysts, including projections in those reports that differ from Pubco’s actual results, could adversely affect the price and trading volume of Pubco’s common shares.

Pubco currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results Pubco achieves. Pubco’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on Pubco downgrades Pubco stock or publishes inaccurate or unfavorable research about Pubco’s business, Pubco’s share price could decline. If one or more of these analysts ceases coverage of Pubco or fails to publish reports on Pubco regularly, Pubco’s share price or trading volume could decline. While Pubco expects research analyst coverage, if no analysts commence coverage of Pubco, the trading price and volume for its common shares could be adversely affected.

Pubco may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Pubco’s common shares.

Pubco may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions, without shareholder approval, in a number of circumstances.

Pubco’s issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•        Pubco’s existing shareholders’ proportionate ownership interest in Pubco will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding common share may be diminished; and

•        the market price of Pubco’s common shares may decline.

You will have limited ability to bring an action against Pubco or against its directors and officers, or to enforce a judgment against Pubco or them, because Pubco is incorporated in Bermuda, because Pubco conducts its operations primarily outside of the United States and because a majority of Pubco’s directors and officers reside outside the United States.

Pubco is an exempted company incorporated in Bermuda and, as a result, the rights of the holders of Pubco common shares will be governed by Bermuda law and Pubco’s memorandum of association and the Amended and Restated Pubco Bye-laws. Following the Business Combination, Pubco will conduct its operations through subsidiaries which are located primarily outside the United States. All of Pubco’s current assets are located outside the United States, and substantially all of Pubco’s business is conducted outside the United States. All of Pubco’s officers and a majority of Pubco’s directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to effect service of process on these individuals in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the United States judgments obtained in U.S. courts against Pubco or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether the courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against Pubco or Pubco’s directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Pubco or Pubco’s directors or officers under the securities laws of other jurisdictions. In addition, the Amended and Restated Pubco Bye-laws state that all disputes arising out of the Companies Act 1981 of Bermuda or out of or in connection with the Amended & Restated Pubco Bye-laws are subject to the exclusive jurisdiction of the Supreme Court of Bermuda.

Shareholders of Bermuda exempted companies such as Pubco also have no general rights under Bermuda law to inspect corporate records and accounts other than rights to review Pubco’s memorandum of association and bye-laws, financial statements, minutes of the shareholder meetings and the shareholder register. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

The Amended and Restated Pubco Bye-laws designate the Supreme Court of Bermuda, to the fullest extent permitted by law, as the exclusive forum for certain types of actions and proceedings that may be initiated by Pubco shareholders, which could limit Pubco shareholders’ ability to bring certain actions or proceedings in a forum of their choosing.

The Amended and Restated Pubco Bye-laws provide that the Supreme Court of Bermuda will be, to the fullest extent permitted by law, the exclusive forum for any dispute that arises concerning the Companies Act or out of or in connection with the Amended and Restated Pubco Bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or the bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name Pubco).

To the fullest extent permitted by law, the forum selection bye-law discussed above will apply to derivative actions or proceedings brought on behalf of Pubco and arising under the Securities Act or the Exchange Act, although we have been advised by the SEC that in the opinion of the SEC, the Pubco shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection bye-law to be inapplicable or unenforceable.

This forum selection bye-law could limit the ability of Pubco shareholders to bring certain actions or proceedings involving disputes with Pubco or Pubco’s directors, officers and other employees in a forum of such Pubco shareholders’ choosing. If a court were to find the forum selection bye-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Pubco may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Pubco’s business and financial condition.

U.S. persons who own Pubco securities may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to Pubco, differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. These differences include, but are not limited to, the manner in which directors must disclose transactions in which they have an interest, the rights of shareholders to bring class action and derivative lawsuits, the scope of indemnification available to directors and officers and provisions relating to amalgamations, mergers and acquisitions and takeovers. Holders of Pubco common shares may therefore have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the U.S.

Generally, the duties of directors and officers of a Bermuda company are owed to the company and not, in the absence of special circumstances, to the shareholders as individuals. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions and derivative actions are typically not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. The Amended and Restated Pubco Bye-laws state that all disputes arising out of the Companies Act 1981 of Bermuda or out of or in connection with the Amended & Restated Pubco Bye-laws are subject to the exclusive jurisdiction of the Supreme Court of Bermuda. This would make it more difficult to make certain claims against Pubco or its directors or officers in jurisdictions outside of Bermuda, including the U.S. Additionally, the Amended and Restated Pubco Bye-laws contain a waiver by Pubco’s shareholders of any claim or right of action, both individually and on Pubco’s behalf, against any of Pubco’s directors or officers. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against Pubco’s officers and directors unless the act or failure to act involves fraud or dishonesty.

Provisions in Pubco’s memorandum of association and the Amended and Restated Pubco Bye-laws may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management.

The Amended and Restated Pubco Bye-laws will contain provisions that may discourage unsolicited takeover proposals that shareholders of Pubco may consider to be in their best interests. Among other provisions, the staggered board of directors and Wasef Jabsheh’s director appointment rights may make it more difficult for Pubco’s shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Pubco’s securities. For so long as Wasef Jabsheh, together with his family and/or affiliates, own at least 10% of the issued and outstanding shares of Pubco, Wasef Jabsheh will be entitled to appoint two directors to the board of directors of Pubco. For so long as Wasef Jabsheh, together with his family and/or affiliates, own at least 5% of the issued and outstanding shares of Pubco, Wasef Jabsheh will be entitled to appoint one director to the board of directors of Pubco. Other anti-takeover provisions in the Amended and Restated Pubco Bye-laws include the ability of Pubco’s board of directors to issue preference shares with preferences and voting rights determined by the board without shareholder approval, the indemnification of Pubco’s officers and directors, the requirement that directors may only be removed from Pubco’s board of directors for cause, the provision that shareholders may take specified action by written consent only if such action is by unanimous written consent, the requirement for the affirmative vote of 66% of the directors then in office and holders of at least 66% of the voting shares to amend specified provisions in the Amended and Restated Pubco Bye-laws and the requirement that a business combination with a 15% shareholder must be approved by an affirmative vote of 66% of the voting shares owned by non-interested shareholders and the board of directors of Pubco. These provisions could also make it difficult for Pubco shareholders to take certain actions and limit the price investors might be willing to pay for Pubco’s securities.

As a “foreign private issuer” under the rules and regulations of the SEC, Pubco is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

Pubco is and, after the consummation of the Business Combination will be, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. For example, Pubco is not required to file current reports on Form 8-K or quarterly reports on Form 10-Q, Pubco is exempt from the U.S. proxy rules which impose certain disclosure and procedural requirements for U.S. proxy solicitations and Pubco will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. Pubco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and Pubco’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, Pubco is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Accordingly, after the Business Combination, if you continue to hold Pubco’s securities, you may receive less or different information about Pubco than you currently receive about Tiberius.

In addition, upon the approval of its listing application, as a “foreign private issuer” whose common shares will be listed on the Nasdaq Capital Market, Pubco is permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. Unlike the requirements of NASDAQ, the corporate governance practice and requirements in Bermuda do not require Pubco to have a majority of independent directors; do not require Pubco to establish a nomination committee or a nomination committee consisting of only independent directors; do not require Pubco to have a compensation committee or a compensation committee consisting of only independent directors; and do not require Pubco to hold regular executive sessions where only independent directors shall be present. Such Bermuda home country practices may afford less protection to holders of Pubco’s common shares. Pubco intends to voluntarily comply with certain NASDAQ corporate governance requirements, including having a majority of independent directors and establishing compensation and nomination committees of the board, but it is not required to do so and may cease doing so at any time as long as it maintains its status as a “foreign private issuer.”

Pubco could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Pubco’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Pubco’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Pubco’s assets are located in the United States; or (iii) Pubco’s business is administered principally in the United States. If Pubco loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States (including preparation of financial statements in accordance with U.S. GAAP). If this were to happen, Pubco would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Pubco’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Pubco could be or may become a passive foreign investment company, by reason of its subsidiaries failing to qualify as “qualified insurance corporations”, which also could result in other adverse U.S. federal income tax consequences.

A non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) for any taxable year if either at least 75% of its gross income for such taxable year is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of the PFIC rules, a corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock (the “Look-Through Rule”). Accordingly, for purposes of these rules, Pubco will be treated as owning all the assets of IGI and as earning all of its income, and IGI will, in turn, be treated as owning all the assets of, and earning all the income of the two insurance companies through which it conducts its business (viz., IGI Bermuda (including the Labuan Branch) and IGI UK (together, the “Insurance Subs”)). Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), passive assets generally include assets held for the production of such income, and gains from the disposition of passive assets are generally all included in passive income. Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” is excluded from the definition of passive income, even though that income would otherwise be considered passive. Pubco expects that each of the Insurance Subs will for the current year be, and for foreseeable future years will continue to be, a qualified insurance corporation for purposes of the PFIC rules. Taking into account the income and assets of the Insurance Subs, which are treated as the income and assets of Pubco for purposes of the PFIC rules, and treating that income and assets as active, Pubco expects that less than 75% of its total income and that less than 50% of its total assets will be passive. Thus, Pubco expects that it will not be treated as a PFIC for the current year and does not expect to be so treated in foreseeable future years. However, the PFIC determination is factual in nature and is made annually. In particular, it will depend on the relative assets and insurance liabilities of each of the Insurance Subs and on the manner in which they conduct their businesses and are regulated. Accordingly, no assurance can be given that Pubco will not be a PFIC for the current year or will not become a PFIC in any future taxable year. A U.S. investor that owns Pubco common shares during any year in which Pubco is a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “The Business Combination Proposal — Material United States Federal Income Tax Considerations — Certain U.S. Federal Income Tax Considerations of Owning Pubco Common Shares — Passive Foreign Investment Company (“PFIC”).”

In addition, under Section 7874 of the Code, a corporation created or organized outside the United States that acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation, may in certain circumstances be treated as a U.S. corporation, rather than treated as a foreign corporation, for U.S. federal income tax purposes, or may be subject to certain other adverse tax consequences. We do not expect these rules to apply to Pubco, notwithstanding its acquisition of Tiberius through the Merger, and we expect Pubco to be respected, for U.S. federal income tax purposes, as a foreign corporation. The rules under Section 7874 of the Code are complex, however, and their application to Pubco is not entirely free from doubt; whether they apply depends in part on the amount of Pubco’s income that is “passive” for purposes of the rules of Section 7874, which depends in turn on the amount of that income that is passive under the PFIC rules. Thus, our expectation that the rules of Section 7874 will not apply to Pubco is based on our expectation that each of the Insurance Subs will, as of the date of consummation of the Merger, be a qualified insurance corporation, so that their income will not be treated as passive, for purposes of the PFIC rules. As explained above, however, the qualification of the Insurance Subs is not entirely certain. Thus there can be no assurance that the IRS will not assert successfully that the rules of Section 7874 apply to Pubco, including with the result that Pubco is treated as a U.S. corporation for U.S. federal income tax purposes. If Pubco were to be treated as a U.S. corporation for such purposes, which we do not expect, Pubco could be subject to substantial additional U.S. tax liability and its non-U.S. shareholders could be subject to U.S. withholding tax on any dividends.

Pubco will be deemed to be an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, Pubco’s common shares may be less attractive to investors.

Pubco will be deemed to be an “emerging growth company” as defined in the JOBS Act and it intends to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including:

•        not being required to comply with the auditor attestation requirements in the assessment of Pubco’s internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports and registration statements; and

•        not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Pubco cannot predict if investors will find its common shares less attractive because it will rely on these exemptions. If some investors find Pubco common shares less attractive as a result, there may be a less active trading market for common shares and Pubco’s share price may be more volatile. Pubco may take advantage of these reporting exemptions until it is no longer an emerging growth company. Pubco will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Pubco’s initial public offering, (b) in which Pubco has total annual gross revenue of at least $1.07 billion, or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which Pubco has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that Pubco currently reports and expects to continue to report under IFRS as issued by the IASB, it will not be able to use this extended transition period and, as a result, it will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Existing IGI shareholders will continue to exert significant influence over Pubco as a result of their shareholdings, and their interests may not be aligned with those of the other shareholders.

Following the Business Combination, existing IGI shareholders will own approximately 54% of Pubco’s issued and outstanding shares, assuming no redemptions by Tiberius stockholders, or 71% of Pubco’s issued and outstanding shares, assuming maximum redemption (in each case, based on IGI’s book value at June 30, 2019 and the redemption price of Tiberius Common Stock expected at Closing). The existing IGI shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of Pubco shareholders including:

•        the appointment and removal of directors;

•        a change of control in Pubco, which could deprive shareholders of an opportunity to earn a premium for the sale of their shares over the then prevailing market price;

•        substantial mergers or other business combinations;

•        the acquisition or disposal of substantial assets;

•        the alteration of Pubco’s share capital;

•        amendments to Pubco’s organizational documents; and

•        the winding up of Pubco.

Furthermore, Wasef Jabsheh, who is IGI’s Founder, Chief Executive Officer and Vice Chairman, will become the largest single shareholder of Pubco and will own approximately 22% of the issued and outstanding shares of Pubco upon the consummation of the Business Combination (assuming no redemptions by Tiberius stockholders). Two other former IGI shareholders, Oman International Development & Investment Company SAOG (“Ominvest”) and Argo Re

Limited (“Argo”), will own 13% and 8% of Pubco’s issued and outstanding shares, respectively, upon consummation of the Business Combination (assuming no redemptions by Tiberius stockholders). In addition, Mohammed Abu Ghazaleh, the Chairman of IGI’s Board of Directors, will own 4% of the issued and outstanding shares of Pubco upon the consummation of the Business Combination (assuming no redemptions by Tiberius stockholders). Each of these percentages is based on IGI’s book value at June 30, 2019 and the redemption price of Tiberius Common Stock expected at Closing. Although there are corporate governance controls in place to mitigate conflicts of interest of members of senior management and major shareholders vis-à-vis Pubco and minority shareholders, the existing IGI shareholders may make decisions in respect of the business that do not serve the interests of Pubco or the minority shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of Pubco shares.

The issue of additional shares in Pubco in connection with future acquisitions or pursuant to share incentive plans or otherwise may dilute all other shareholdings.

Pubco may seek to raise financing to fund future acquisitions and other growth opportunities. Pubco may, for these and other purposes, such as in connection with share incentive plans, issue additional equity or convertible equity securities that could dilute your ownership in Pubco and may include terms that give new investors rights that are superior to yours. Any issuances by Pubco of equity securities may be at or below the prevailing market price of Pubco shares and in any event may have a dilutive impact on your ownership interest, which could cause the market price of Pubco shares to decline.

Risks Relating to the Insurance and Reinsurance Industry

If IGI’s underwriters fail to assess accurately the underwritten risks or fail to comply with internal guidelines on underwriting or their underwriting authority or if events or circumstances cause the underwriters’ risk assessment to be incorrect, IGI’s premiums may prove to be inadequate to cover the losses associated with such risks.

IGI’s underwriting results depend on whether the claims brought by policyholders are consistent with the assumptions and pricing models it uses in underwriting and pricing its insurance covers. It is not possible to predict with certainty whether a single risk or a portfolio of risks underwritten by IGI will result in a loss, or the timing and severity of any loss that does occur. If IGI’s underwriters fail to assess accurately the underwritten risks or fail to comply with internal guidelines on underwriting or their underwriting authority or if events or circumstances cause the underwriters’ risk assessment to be incorrect, IGI’s premiums may prove to be inadequate to cover the losses associated with such risks. Losses may also arise from events or exposures that are not anticipated when the coverage is priced. In addition to unanticipated events which increase losses beyond IGI’s expectations, IGI also faces the risk of the potential unanticipated expansion of its exposures, particularly in long-tail liability lines of business. Any failure by IGI to manage the risks that it underwrites could have a material adverse effect on IGI’s results of operations and financial condition.

The insurance and reinsurance industries are highly competitive; competitive pressures may result in fewer policies underwritten, lower premium rates, increased expense for customer acquisition and retention and less favorable policy terms and conditions.

IGI operates in highly competitive markets. Customers may evaluate IGI and its competitors on a number of factors, including financial strength, underwriting capacity, expertise, local presence, reputation, experience and qualifications of employees, client relationships, geographic scope of business, products and services offered (including ease of doing business over the electronic placement platforms), premiums charged, ratings assigned by independent rating agencies, contract terms and conditions and the speed of claims payment.

IGI’s competitors include independent reinsurance and insurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain insurance companies and domestic and international underwriting operations. Some of these competitors have greater financial resources than IGI does and have established long term and continuing business relationships throughout the industry, which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of insurance and reinsurance capacity and increased competition. IGI directly competes with large companies, smaller companies and other niche insurers and reinsurers.

IGI’s competitors vary by offered product line and covered territory. IGI also competes with new companies that enter the insurance and reinsurance markets, particularly companies with new or “disruptive” technologies or business models. Capital markets participants have created alternative products that are intended to compete with reinsurance products. Recently, the insurance industry has faced increased competition from new underwriting capacity, such as the investment of significant amounts of capital by pension funds, mutual funds, hedge funds and other sources of alternative capital primarily into the natural catastrophe insurance and reinsurance businesses. In addition, technology companies and other third parties have created, and may in the future create, technology-enabled business models, processes, platforms or alternate distribution channels that may adversely impact IGI’s competitive position.

The nature of the competition IGI faces may be affected by disruption and deterioration in global financial markets and economic downturns, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for IGI’s competitors, (ii) governments may provide insurance and reinsurance capacity in markets and to consumers that IGI targets or (iii) government intervention intended to protect consumers may restrict increases in premium rates.

Increased competition can result in fewer policies underwritten, lower premiums for the policies that are underwritten (over and above reductions due to favorable loss experience), increased expenses associated with acquiring and retaining business and policy terms and conditions that are less advantageous to IGI than it was able to obtain historically or that may be available to IGI’s competitors.

Consolidation in the insurance and reinsurance industry could adversely impact IGI and Pubco.

The insurance and reinsurance industry, including IGI’s competitors, customers and insurance and reinsurance brokers, has been consolidating. There has been a large amount of merger and acquisition activity in the insurance and reinsurance sector in recent years which may continue. IGI may experience increased competition as a result of that consolidation, with larger entities having enhanced market power. Increased competition could result in fewer submissions, lower premium rates, less favorable policy terms and conditions and greater costs of customer acquisition and retention.

Should the market continue to consolidate, competitors may try to use their enhanced market power to obtain a larger market share through increased line sizes or through price competition. If competitive pressures reduce IGI’s prices, this could in turn lead to reduced premiums and a reduction in expected earnings. As the insurance industry consolidates, competition for customers will become more intense and the importance of sourcing and properly servicing each customer will become greater. IGI could incur greater expenses relating to customer acquisition and retention, further reducing its operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base so that they require less reinsurance. The number of companies offering reinsurance to competitors may decline. Reinsurance intermediaries could also continue to consolidate, potentially adversely impacting IGI’s ability to access business and distribute its products. IGI could also experience more robust competition from larger, better capitalized competitors. As a result of the consolidation in the industry, IGI may experience rate declines and possibly write less business. Any of the foregoing could adversely affect IGI’s business, results of operations, growth and prospects.

IGI’s operating results are affected by the cyclicality of the insurance and reinsurance industry.

The insurance and reinsurance industry historically has been cyclical, with significant fluctuations in premium rates and operating results due to competition, the frequency and/or severity of catastrophic events, levels of underwriting capacity in the industry, changes in legislation, case law and prevailing concepts of liability, general economic and social conditions and other factors. Insurance and reinsurance underwriting capacity is related to prevailing premium rates, the level of insured losses and the level of surplus capacity that, in turn, might fluctuate in response to changes in return on investments earned in the insurance and reinsurance industry and other factors. These cycles, as well as other factors that influence aggregate supply and demand for insurance and reinsurance products, are outside of IGI’s control.

This cyclicality has produced periods characterized by intense price competition and widening coverage offerings due to excess underwriting capacity (a so-called “soft market”), with each line of business experiencing its own cycle. Where a line of business experiences soft market conditions, IGI may fail to obtain new insurance business in that line of business at the desired premium rates. In addition, the cycle may fluctuate as a result of changes in economic, legal, political and social factors. Since cyclicality is due in large part to the collective actions of insurers, reinsurers and general economic conditions and the occurrence of unpredictable events, IGI cannot predict the timing or duration of changes in the market cycle. If IGI fails to manage the cyclical nature of the insurance business, IGI’s operating results and financial condition could be materially adversely affected.

IGI operates a diversified business, writing insurance in a variety of lines of business and geographic markets. Different lines of business and different geographic markets can experience their own cycles and, therefore, the impact of various cycles will depend in part on the sectors of the insurance and reinsurance industry, as well as the geographic markets, in which IGI operates. In addition, increases in the frequency and severity of losses suffered by insurers can significantly amplify these cycles. The effects of such cyclicality could have a material adverse effect on IGI’s financial condition, results of operations or cash flows.

Interest rate movements can also contribute to cyclicality in insurers’ underwriting results. In a high-interest rate environment, increased investment returns may reduce insurers’ required contribution from underwriting performance to achieve an attractive overall return. This may result in a less-disciplined approach to underwriting in the market generally as some underwriters could be inclined to offer lower premium rates to generate more business. IGI may therefore have to accept lower rates or broader coverage terms in order to remain competitive in the market, with the result that IGI’s premiums may be inadequate to cover the losses associated with such risks.

Furthermore, a low-interest rate environment, with reduced investment market returns, could encourage alternative capital providers to enter the insurance market in order to achieve higher returns. This could have the effect of increasing the level of competition in the insurance market and applying pressure on premiums, which could affect the gross written premium (“GWP”) that IGI is able to generate.

IGI may from time to time, as a result of the cyclicality of certain lines of business, decide to concentrate on fewer lines of business. As a consequence, IGI may be exposed to additional risk and may be required to hold more regulatory capital on the basis that the business, and hence the associated risk, is more concentrated, which in turn may affect the efficiency of IGI’s business and have a material adverse effect on IGI’s financial condition and results of operations.

If market conditions cause reinsurance to be more costly or unavailable, IGI may be required to bear increased risks or reduce the level of IGI’s underwriting commitments.

As part of IGI’s overall risk and capacity management strategy, IGI purchases reinsurance for certain amounts of risk underwritten by its insurance company subsidiaries, especially catastrophe risks and those risks with relatively high policy limits. IGI also purchases reinsurance on risks underwritten by others which IGI reinsures. Market conditions beyond IGI’s control determine the availability and cost of the reinsurance protection IGI seeks to purchase, which may affect the level of IGI’s business and profitability. IGI’s reinsurance contracts are generally subject to annual renewal, and IGI may be unable to maintain its current reinsurance contracts or to obtain other reinsurance contracts in adequate amounts and at favorable rates. In addition, IGI may be unable to obtain reinsurance on terms acceptable to it relating to certain lines of business that IGI intends to begin underwriting. If IGI is unable to renew its expiring contracts or to obtain new reinsurance contracts, either IGI’s net exposures would increase or, if IGI is unwilling to bear an increase in net exposures, IGI would have to reduce the level of its underwriting commitments, especially catastrophe exposed risks.

IGI’s insurance and reinsurance subsidiaries are subject to extensive insurance laws and regulations. Any failure to comply with existing regulations or material changes in the regulation of IGI’s operations could have a material adverse effect on IGI.

IGI’s insurance subsidiaries are subject to the laws and regulations of a number of jurisdictions worldwide, including Bermuda, the UK, Malaysia, Jordan, Morocco and the UAE. Existing laws and regulations, among other things, limit the amount of dividends that can be paid by IGI’s insurance subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend IGI’s insurance subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or IGI’s affiliates, or commence insurance company delinquency proceedings against IGI’s insurance subsidiaries.

The application of these laws and regulations could affect IGI’s liquidity and ability to pay dividends, interest and other payments on securities, as applicable, and could restrict IGI’s ability to expand its business operations through acquisitions of new insurance subsidiaries. Furthermore, compliance with legal and regulatory requirements may result in significant expenses, which could have a negative impact on IGI’s profitability. IGI may not have or maintain all required licenses and approvals in every jurisdiction in which it operates and may not be able to fully comply with the wide variety of laws and regulations applicable to it or the relevant authority’s interpretation of such laws and regulations. Some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If IGI does not have the requisite licenses and approvals or does not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend IGI from carrying on some or all of its business activities or impose monetary penalties on IGI. Also, changes in the level of regulation of the insurance industry in the jurisdictions in which IGI operates, or changes in laws or regulations themselves or interpretations by regulatory authorities, may further restrict the conduct of IGI’s business. In some instances, IGI follows practices based on its interpretations of regulations or practices that it believes may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. These types of actions could have a material adverse effect on IGI’s business.

IGI may not be able to maintain necessary licenses, permits, authorizations or accreditations in jurisdictions where IGI and its subsidiaries currently engage in business or obtain them in new jurisdictions, or may be able to do so only at significant cost. In addition, IGI may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance or reinsurance companies. Although IGI has in place systems and controls designed to comply with applicable laws and regulations, there can be no assurance that

IGI, its employees, or its agents acting on IGI’s behalf are in full compliance with all applicable laws and regulations or their interpretation by the relevant authorities and, given the complex nature of the risks, it may not always be possible for IGI to ascertain compliance with such laws and regulations. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws or regulations could subject IGI to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license, reputational consequences, and other sanctions, all of which could have a material adverse effect on IGI’s business. Changes in the laws or regulations to which IGI and its subsidiaries are subject could also have a material adverse effect on IGI’s business. In addition, in most jurisdictions, government regulatory authorities have the power to interpret or amend applicable laws and regulations, and have discretion to grant, renew or revoke licenses and approvals IGI needs to conduct its activities. Such authorities may require IGI to incur substantial costs in order to comply with such laws and regulations.

IGI’s continued expansion into new businesses and markets has brought about additional requirements. While IGI believes that it has adopted appropriate risk management and compliance programs, compliance risks will continue to exist, particularly as IGI becomes subject to new rules and regulations. Any failure to comply with applicable laws, regulations and government interpretations of such laws and regulations could also subject IGI to fines, penalties, equitable relief and changes to its business practices. Compliance with applicable laws and regulations is time consuming and personnel-intensive. Changes in these laws and regulations could materially increase IGI’s direct and indirect compliance costs and other expenses of doing business and have a material adverse effect on IGI’s results of operations and financial condition.

IGI is subject to extensive regulatory supervision and may, from time to time, be subject to inquiries or investigations that could result in fines, sanctions, variation or revocation of permissions and authorizations, reputational damage or loss of goodwill.

The conduct of the insurance and reinsurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which the IGI group operates. IGI’s business activities are regulated by the BMA in its Bermuda operations, the Prudential Regulation Authority and Financial Conduct Authority in its UK operations, the Jordan Insurance Directorate in its Jordanian operations, the Labuan Financial Services Authority in its operations in Malaysia, the Dubai Financial Services Authority in its operations in Dubai and the Casablanca Financial City for its operations in Morocco. This supervision and regulation is generally intended for the benefit of policyholders rather than shareholders or other investors. Among other things, the insurance laws and regulations applicable to IGI may:

•        require the maintenance of certain solvency levels;

•        restrict agreements with large revenue-producing agents;

•        require obtaining licenses or authorizations from regulators;

•        regulate transactions, including transactions with affiliates and intra-group guarantees;

•        in certain jurisdictions, restrict the payment of dividends or other distributions;

•        require the disclosure of financial and other information to regulators;

•        impose restrictions on the nature, quality and concentration of investments;

•        regulate the admissibility of assets and capital;

•        provide for involvement in the payment or adjudication of catastrophe or other claims beyond the terms of the policies; and

•        establish certain minimum operational requirements or customer service standards such as the timeliness of finalized policy language or lead time for notice of non-renewal or changes in terms and conditions.

As part of regular, mandated risk assessments, regulators may take steps that have the effect of restricting the business activities of IGI, which may in turn have a material impact on the ability of IGI to achieve growth objectives and earnings targets. For example, each regulated insurance business IGI operates is subject to a number of restrictions on assets it may hold under relevant regulations and tax rules, and regulators may, as has happened in the past, alter such restrictions, thus potentially affecting IGI’s investment policy and any associated projected income or growth return from its investments. In addition, based on the perceived risk profile of IGI, regulators may require additional regulatory capital to be held by IGI (including as part of guidance provided by the regulator to IGI on a confidential basis), which, among other things, may affect the business IGI can write and the amount of dividends IGI is able to pay out.

In addition, legislation and other regulatory initiatives taken or which may be taken in response to conditions in the financial markets, global supervision and other factors may lead to additional regulation of the insurance industry in the coming years.

The insurance and reinsurance industries have experienced substantial volatility as a result of investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning various practices within the insurance and reinsurance industry. If IGI or any of its subsidiaries were to be found to be in breach of any existing or new laws or regulations now or in the future, IGI would be exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, IGI’s reputation could suffer and IGI could be fined or prohibited from engaging in some or all of its business activities or could be sued by counterparties, as well as forced to devote significant resources to cooperate with regulatory investigations, any of which could have a material adverse effect on IGI’s results of operations.

Any future regulatory changes, litigation or failure to comply with applicable laws could result in the imposition of significant restrictions on IGI’s ability to do business, and could also result in suspensions, injunctions, monetary damages, fines or other sanctions, any or all of which could adversely affect IGI’s financial condition and results of operations. These events, if they occur, could affect the competitive market and the way IGI conducts its business and manages its capital and could result in lower revenues and higher costs. As a result, such actions could have a material adverse effect on IGI’s results of operations and financial condition.

Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and IGI’s business.

Recent political initiatives to restrict free trade and close markets, such as Brexit (as defined below) and the Trump administration’s decision to withdraw from the Trans-Pacific partnership and potentially renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the insurance and reinsurance industry and IGI’s business. The insurance and reinsurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on its ability to globally diversify risk. With respect to Brexit, IGI is in the process of creating a new insurance subsidiary in Belgium in order to make sure it continues to have access to the EU market no matter how Brexit evolves.

In addition, prolonged and severe disruptions in the overall public and private debt and equity markets, such as occurred during 2008, could result in significant realized and unrealized losses. Although financial markets have significantly improved since 2008, they could deteriorate in the future. There could also be disruption in individual market sectors, such as occurred in the energy sector in recent years. Given ongoing global economic uncertainties, evolving market conditions may affect IGI’s results of operations, financial position and capital resources. In the event that there is additional deterioration or volatility in financial markets or general economic conditions, IGI’s results of operations, financial position, capital resources and competitive landscape could be materially and adversely affected.

Legislation enacted in Bermuda as to economic substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda and its related regulations (together, the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. The ES Act could affect the manner in which IGI operates its business, which could adversely affect its business, financial condition and results of operations. For purposes of the ES Act, we believe that Pubco would be deemed to be a “pure equity holding company”. The economic substance requirements for a “pure equity holding company” are less onerous than those for entities which are carrying out other relevant activities (pure equity holding entities are subject to minimum economic substance requirements). As such, and as long as it does not carry on any other “relevant activity”, we would not expect to be required to take additional actions beyond the minimum economic substance requirements for the purposes of compliance with the ES Act. However, our expectations could change as the ES Act is likely to be subject to further amendment and guidance on the interpretation of the ES Act remains awaited. With respect to IGI Bermuda, for the purposes of the ES Act, IGI Bermuda is carrying on the relevant activity of “insurance”. IGI Bermuda’s compliance with its regulatory requirements under the Insurance Act 1978 of Bermuda and related regulations will assist in evidencing its compliance with the economic substance requirements under the ES Act, but may not be conclusive. Pending further amendments to the ES Act and the issuance of additional sector-specific guidance notes by the Bermuda Government, IGI Bermuda may need to continue to enhance its infrastructure in Bermuda to ensure its compliance with its economic substance requirements under the ES Act and this may result in, among other things, some additional operational cost.

Potential government intervention in the insurance industry and instability in the marketplace for insurance products could hinder IGI’s flexibility and negatively affect the business opportunities that may be available to it in the market.

Government intervention in the insurance industry and the possibility of future government intervention have created uncertainty in the insurance and reinsurance markets. Governmental authorities worldwide have become increasingly interested in potential risks posed by the insurance industry as a whole to commercial and financial systems in general, and there could be increased regulatory intervention in the insurance and reinsurance industries in the future.

Government regulators are generally concerned with the protection of policyholders to the exclusion of other constituencies, including shareholders of insurers. While IGI cannot predict the exact nature, timing or scope of possible governmental initiatives, such proposals could adversely affect its business by, among other things:

•        providing insurance and reinsurance capacity in markets and to consumers that IGI targets;

•        requiring IGI’s participation in industry pools and guaranty associations;

•        expanding the scope of coverage under existing policies (for example, following large disasters);

•        further regulating the terms of insurance and reinsurance policies;

•        mandating that insurers provide coverage for areas such as terrorism, where insurance might otherwise be difficult to obtain; or

•        disproportionately benefiting the companies of one country over those of another.

Government intervention has in the recent past taken the form of financial support of certain companies in the insurance and reinsurance industry. Governmental support of individual competitors can lead to increased pricing pressure and a distortion of market dynamics. The insurance industry is also affected by political, judicial and legal developments that may create new and expanded theories of liability, which may result in unexpected claims frequency and severity and delays or cancellations of products and services by insureds, insurers and reinsurers which could adversely affect IGI’s business.

European legislation known as “Solvency II” was introduced with effect from January 1, 2016 and governs the prudential regulation of insurers and reinsurers. Solvency II requires insurers and reinsurers in Europe to meet risk-based solvency requirements. Solvency II covers three main areas: (i) the valuation of assets and liabilities on a Solvency II economic basis and risk-based solvency and capital requirements; (ii) governance requirements effecting the key functions of compliance, internal audit, actuarial and risk management; and (iii) new supervisory legal entity and group reporting and disclosure requirements, including public disclosures. Solvency II imposes governance requirements on groups with insurers and/or reinsurers operating in the European Economic Area and imposes significant requirements for EU-based regulated companies which require substantial documentation and implementation effort. A number of European Commission delegated acts and technical standards have been adopted, which set out more detailed requirements based on the overarching provisions of Solvency II. However, further delegated acts, technical standards and guidance are likely to be published on an ongoing basis.

The BMA has also implemented and imposed additional requirements on the commercial insurance companies it regulates, driven, in large part, by Solvency II. The European Commission has adopted a decision concluding that Bermuda meets the full equivalence criteria under Solvency II.

Additionally, governments and regulatory bodies may take unpredictable action to ensure continued supply of insurance, particularly where a given event leads to withdrawal of capacity from the market. For example, regulators may seek to force IGI to offer certain covers to (re)insureds, constrain IGI’s flexibility to apply certain terms and conditions or constrain IGI’s ability to make changes to the pricing of its contracts. There can be no assurance as to the effect that any such governmental or regulatory actions will have on the financial markets generally or on IGI’s competitive position, business and financial condition.

IGI cannot predict the exact nature, timing or scope of any possible governmental initiatives and any such proposals could adversely affect IGI’s business. IGI may not be able to comply fully with, or obtain desired exemptions from, revised statutes, regulations and policies that currently, or may in the future, govern the conduct of its business. Failure to comply with, or to obtain desired authorizations and/or exemptions under, any applicable laws could result in restrictions on IGI’s ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which it operates and could subject IGI to fines and other sanctions.

Claims arising from catastrophic events are unpredictable and could be severe.

IGI’s operations expose it to claims arising out of unpredictable natural and other catastrophic events, such as hurricanes, windstorms, hailstorms, tornadoes, tsunamis, severe winter weather, earthquakes, floods, fires, explosions, political unrest, drilling, mining and other industrial accidents, cyber events and terrorism. In addition to the nature of the property business, economic and geographic trends affecting insured property, including inflation, property value appreciation and geographic concentration, tend to generally increase the size of losses from catastrophic events over time.

Actual losses from catastrophic events may vary materially from estimates due to the inherent uncertainties in making such determinations resulting from several factors, including potential inaccuracies and inadequacies in the data provided by clients, brokers and ceding companies, the modeling techniques and the application of such techniques, the contingent nature of business interruption exposures, the effects of any resultant demand surge on claims activity and attendant coverage issues.

The incidence and severity of catastrophes are inherently unpredictable and IGI’s losses from such catastrophes could be substantial. The extent of losses from such catastrophes is a function of the number, the frequency and severity of events, the total amount of insured exposure in the areas affected, the effectiveness of IGI’s catastrophe risk management program, and the adequacy of IGI’s reinsurance coverage. Increases in the value and concentrations of insured property and demographic changes more broadly, the effects of inflation and changes in weather patterns may increase the frequency or severity of claims from catastrophic events in the future. IGI may from time to time issue preliminary estimates of the impact of catastrophic events that, because of uncertainties in estimating certain losses, need to be updated as more information becomes available.

IGI’s most significant catastrophe exposures are set forth below:

Natural catastrophes.    The occurrence of natural catastrophes is inherently uncertain. Generally, over the past decade, insured losses for catastrophes have increased, due principally to weather-related catastrophes. The increasing concentrations of economic activities and people living and working in areas exposed to natural catastrophes have resulted in increased exposure for insurance providers. Increasing insurance penetration, growing technological vulnerability and higher property values have further compounded the insurance industry’s exposure. A series of extreme weather events resulted in one of the most expensive years for natural catastrophes in 2017. Significant natural catastrophes affecting IGI in the recent past have included Hurricane Maria, Hurricane Irma and the September 2017 earthquake in Mexico. IGI’s most significant claims relating to natural catastrophes, net of reinsurance, during the recent past have included claims relating to Cyclone Mekunu in Oman in 2018, Typhoon Jebi in Japan in 2018 and the 2019 earthquake in Papua New Guinea, which amounted to gross claims of $24.2 million and net claims of $11.6 million, respectively. Possible effects of natural catastrophes could be compounded by climate change, severe weather, floods and drought, as well as adverse agricultural yields.

Man-made disasters.    Complex technology intersecting with increased population density, infrastructure and higher rates of utilization of natural resources increase the likelihood and the magnitude of catastrophic man-made events caused by accident or negligence. Man-made disasters, as well as disasters that pose significant risk to the environment, bear particularly high potential for losses. Due to the uncertainty of the occurrence of, and loss from, man-made disasters, unexpected large losses could have a material adverse effect on IGI’s financial condition, results of operations and cash flow. Man-made disasters such as oil spills from offshore drilling could give rise not only to claims due to the damage caused by such events but also claims arising from governmental sanctions and civil litigation.

Terrorism.    IGI faces risks related to terrorist and criminal acts on a significant scale (including acts intended to cause strain on financial and other critical infrastructures, which, given the state of reliance on digital technology, could be triggered by cyber threats). IGI’s exposure to terrorism and criminal acts arises mainly from the political violence line of business. However, conventions in the market limit or exclude certain terrorist acts in a number of lines of business. IGI closely monitors the amount and types of coverage it provides for terrorism risk under treaties. If IGI believes it can reasonably evaluate the risk of loss and charge an appropriate premium for such risk, it will underwrite terrorism exposure on a stand-alone basis. IGI generally seeks to exclude terrorism from non-terrorism policies.

Cyber.    IGI does not currently write explicit cyber insurance and seeks wherever possible to exclude losses resulting from cyber related events from its coverages. Notwithstanding this, IGI does have a degree of potential exposure to losses arising following cyber-attacks including where cover has been explicitly written back in to policies and exposure to ‘silent cyber’ risks, meaning risks and potential losses associated with policies where cyber risk is neither specifically included nor excluded in the policies. Even in cases where IGI attempts to exclude cybersecurity and certain other similar risks from some coverage written by it, IGI may not be successful in doing so.

Systemic events.    In addition to natural and man-made disasters, systemic financial risks have the potential to cause significant economic disruptions in a variety of geographies and sectors, due to the interconnectedness of the global economy, which could give rise to significant claims. The 2008 global financial crisis was one such event. In this context, such economic disruptions could adversely impact certain of the lines of business to which IGI is exposed including (but not necessarily limited to) its casualty and financial institutions lines of business.

In general, while IGI holds capital to cover catastrophes and uses geographic and line of business diversification and reinsurance to manage its exposure to risks, these measures may not be sufficient were IGI to face significant claims in excess of expected losses. Claims from catastrophic events could reduce IGI’s earnings and cause substantial volatility in its results of operations for any given period. A catastrophic event or multiple catastrophic events could also adversely affect IGI’s financial condition and its capital position. To meet its obligations with respect to claims from catastrophic events, IGI may be forced to liquidate some of its investments rapidly, which may involve selling a portion of its investments into a depressed market, which would decrease IGI’s returns from investments and could strain its capital position. IGI’s ability to write new insurance policies could also be impacted as a result of corresponding reductions in its capital. Any of these occurrences could have a material adverse effect on IGI’s results of operations and its financial condition.

Additionally, to help assess IGI’s exposure to losses from catastrophes IGI uses computer-based models which simulate multiple scenarios using a variety of assumptions. These models are developed in part by third party vendors and their effectiveness relies on the numerous inputs and assumptions contained within them, including, but not limited to, scientific research, historical data, exposure data provided by insureds and reinsureds, data on the terms and conditions of insurance policies and the professional judgment of IGI employees and other industry specialists. While the models have evolved considerably over time, they may not necessarily accurately measure the statistical distribution of potential future losses due to the inherent limitations of the inputs and assumptions on which they rely. These limitations are evidenced by significant variation in the results obtained from different external vendor natural catastrophe models, material changes in model results over time due to refinement of the underlying data elements and assumptions and the uncertain predictive capability and performance of models over longer time intervals.

Due to the foregoing, it is possible that a catastrophic event or multiple catastrophic events could produce significant losses and have a material adverse effect on Pubco’s business, results of operations and financial condition.

Changing climate conditions may increase the frequency and severity of catastrophic events and thereby adversely affect Pubco’s business, financial condition and results of operations.

Over the past several years, changing weather patterns and climatic conditions, such as global warming, appear to have contributed to the unpredictability, frequency and severity of natural disasters and created additional uncertainty as to future trends and exposures. Although the loss experience of catastrophe insurers and reinsurers has historically been characterized as low frequency, climate change increases the frequency and severity of extreme weather events, such as hurricanes, tornadoes, windstorms, floods and other natural disasters. Many sectors to which IGI provides insurance and reinsurance coverage might be affected by climate change. The increased frequency and severity of extreme weather events could make it more difficult for IGI to predict and model catastrophic events, reducing its ability to accurately price its exposure to such events and mitigate its risks.

The effects of global warming and climate change cannot be predicted and may aggravate potential loss scenarios, risk modelling and financial performance. Increasing global average temperatures may continue in the future and could impact IGI’s business in the long-term. Claims for catastrophic events, or an unusual frequency of smaller losses in a particular period, could expose IGI to large losses, cause substantial volatility in its results of operations and could have a material adverse effect on its ability to write new business. Furthermore, climate change could lead to severe weather events spreading to parts of the world that have not previously experienced extreme weather conditions. Any of these occurrences may decrease the accuracy of IGI’s underwriting models and may result in IGI mispricing risk when writing its policies.

If climate change results in an increase in the frequency and severity of weather-related catastrophes, IGI may experience additional catastrophe-related losses or disruptions, which may be material. Additionally, IGI cannot predict how legal, regulatory and/or social responses to concerns around global climate change may impact its business. Although IGI attempts to manage its exposure to such events through the use of underwriting controls, risk models, and the purchase of third party reinsurance, catastrophic events are inherently unpredictable and the actual nature of such events when they occur could be more frequent or severe than contemplated in IGI’s pricing and risk management expectations. As a result, the occurrence of one or more catastrophic events could have an adverse effect on IGI’s results of operations and financial condition.

IGI’s investment portfolio and political risk underwriting exposures may be materially adversely affected by global climate change regulation and other factors.

World leaders met at the 2015 United Nations Climate Change Conference in December 2015 in Paris and agreed to limit global greenhouse gas emissions in the atmosphere to a level which would not increase the average global temperature by more than 2° Celsius, with an aspiration of limiting such increase to 1.5° Celsius (the “Paris Agreement”). In order for governments to achieve their existing and future international commitments to limit the concentration of greenhouse gases under the Paris Agreement, there is widespread consensus in the scientific community that a significant percentage of existing proven fossil fuel reserves must not be consumed. In addition, divestment campaigns, which call on asset owners to divest from direct ownership of commingled funds that include fossil fuel equities and bonds, likewise signal a change in society’s attitude towards the social and environmental externalities of doing business.

The U.S. Government confirmed in 2018 that it would cease participating in the Paris Agreement, which may create further uncertainty regarding investment and valuation for both the fossil fuel and renewable sectors. In accordance with the Paris Agreement, the earliest possible effective withdrawal date by the United States from the Paris Agreement cannot be before November 4, 2020.

As a result of the above, energy companies and other companies engaged in the production or storage of fossil fuels may experience unexpected or premature devaluations or write-offs of their fossil fuel reserves. A material change in the asset value of fossil fuels or the securities of energy companies and companies in these other sectors may therefore materially adversely affect IGI’s investment portfolio and IGI’s results of operations and financial condition.

The effects of emerging claim and coverage issues, such as (but not limited to) bad faith claims or disputed policy terms, on IGI’s business are uncertain.

As industry practices and economic, legal, judicial, social, political, technological and environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge, including new or expanded theories of liability. Claim and coverage issues can arise when the application of insurance policy language to potentially covered claims is unclear or disputed by the parties. When such issues emerge they may adversely affect IGI’s business by extending coverage beyond IGI’s underwriting intent or increasing the number or size of claims. In some instances, these coverage changes may not become apparent until after IGI has issued insurance contracts that are affected by such changes. As a result, the full extent of IGI’s liability under insurance policies may not be known for many years after the policies are issued. Emerging claim and coverage issues could therefore have an adverse effect on IGI’s operating results and financial condition. In particular, IGI’s exposure to casualty insurance lines increases IGI’s potential exposure to this risk due to the uncertainties of expanded theories of liability and the “long-tail” nature of these lines of business.

These issues may adversely affect IGI’s business by either extending coverage beyond IGI’s underwriting intent or by increasing the frequency and/or severity of claims. In some instances, these changes may not become apparent until sometime after IGI has issued the insurance or reinsurance contracts that are affected by the changes. In addition, IGI’s actual losses may vary materially from its current estimate of the loss based on a number of factors. Examples of emerging claims and coverage issues include, but are not limited to:

•        judicial expansion of policy coverage and a greater propensity to grant claimants more favorable amounts and the impact of new theories of liability;

•        plaintiffs targeting insurers, including IGI, in purported class action litigation relating to claims-handling and other practices;

•        social inflation trends, including higher and more frequent claims, more favorable judgments and legislated increases;

•        medical developments that link health issues to particular causes, resulting in liability claims;

•        claims relating to unanticipated consequences of current or new technologies, including cyber security related risks;

•        claims relating to potentially changing climate conditions; and

•        increased claims due to third party funding of litigation.

These or other changes could impose new financial obligations on IGI by extending coverage beyond its underwriting intent or otherwise require IGI to make unplanned modifications to the products and services that it provides, or cause the delay or cancellation of products and services that it provides.

The monetary impact of certain claims may be difficult to predict or ascertain upon inception and potential losses from such claims can be significant. For example, the full extent of IGI’s liability and exposure from claims of bad faith is not ascertainable until the claim has been presented and investigated. As such, a significant award in monetary terms on the basis of bad faith could adversely affect IGI’s financial condition or operating results.

With respect to IGI’s casualty and specialty reinsurance operations, these legal and social changes and their impact may not become apparent until some time after their occurrence. For example, IGI could be deemed liable for losses arising out of a matter which IGI had not anticipated or had attempted to contractually exclude. Potential efforts by IGI to exclude such exposures could, if successful, reduce the market’s acceptance of IGI’s related products. The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of IGI’s liability under its coverages may not be known for many years after a contract is issued.

In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on IGI’s business. The effects of unforeseen developments or substantial government intervention could adversely impact IGI’s ability to achieve its goals. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm IGI’s business and materially and adversely affect IGI’s results of operations.

Risks Relating to the Business and Operations of IGI

A prolonged recession or a period of significant turmoil in international financial markets could adversely affect IGI’s business, liquidity and financial condition and its share price.

In recent years, global financial markets have been characterized by volatility and uncertainty. Unfavorable economic conditions could increase IGI’s funding costs, limit IGI’s access to the capital markets or make credit harder to obtain. Uncertainties in the financial and commodity markets may also affect IGI’s counterparties which could adversely affect their ability to meet their obligations to IGI.

Deterioration or volatility in the financial markets or general economic and political conditions could result in a prolonged economic downturn or trigger another recession and IGI’s operating results, financial position and liquidity could be materially and adversely affected. Further, unfavorable economic conditions could have a material adverse effect on certain of the lines of business IGI writes, including, but not limited to, political risks and professional liability.

International financial market disruptions such as the ones experienced in the last global financial crisis in 2008, along with the possibility of a prolonged recession, may potentially affect various aspects of IGI’s business, including the demand for and claims made under its products, counterparty credit risk, the ability of IGI’s customers, counterparties and others to establish or maintain their relationships with IGI, IGI’s ability to access and efficiently use internal and external capital resources and IGI’s investment performance. Volatility in the U.S. and other securities markets may also adversely affect IGI’s share price. Depending on future market conditions, IGI could incur substantial realized and unrealized losses in future periods, which may have an adverse impact on its results of operations, financial condition, credit ratings, insurance subsidiaries’ capital levels and its ability to access capital markets.

A deterioration in macroeconomic, political and other conditions, particularly in select parts of Europe, Central and South America, the Middle East and Africa, could adversely impact IGI’s financial performance.

IGI is an international business and is affected by economic, political and other macro conditions and industry specific conditions in the markets in which it operates, including the UK, continental Europe, Central and South America, the Middle East and Africa.

IGI’s international operations and investments expose it to increased political, operational and economic risks. Deterioration or volatility in foreign and international financial markets or general economic and political conditions could adversely affect IGI’s operating results, financial condition and liquidity. Economic imbalances and financial market turmoil could result in a widening of credit spreads and volatility in share prices. The publication of certain financial and economic data could indicate that global financial markets are deteriorating. These circumstances could lead to a decline in asset values and potentially reduce the demand for insurance due to limited economic growth prospects. Concerns about the economic conditions, capital markets, political and economic stability and solvency of certain countries have contributed to global market volatility. Political changes in the jurisdictions where IGI operates and elsewhere, some of which may be disruptive, can also interfere with the business of IGI’s customers and its activities in a particular location.

Economic conditions in the Middle East region affect IGI given that approximately 11% and 10% of its GWP generated in 2018 and the six months ended June 30, 2019, respectively, originated from risks in this region. In addition, a significant portion of IGI’s investment assets are located in the MENA region. Since the start of the 2008 financial crisis, there has been a dampening or reversal of the high rates of growth that had been experienced by many countries within the broader Middle East region and in particular the Gulf Co-operative Council countries, comprising Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates (the “GCC”). Since the first half of 2011 there has been significant political and social unrest in the Middle East region, including violent protests and armed conflict in a number of countries, with armed conflict in Syria ongoing as of the date of this proxy statement/prospectus. The situation has caused significant disruption to the economies of affected countries, which in some instances has led to an increase in premiums, but has overall had a destabilizing effect on insurance premiums. While the bulk of IGI’s operations are based in London, the staff is supported by back and middle-office underwriting operations in Jordan. Jordan has proven politically and socially stable, notwithstanding the recent events in the wider Middle East region. While a change in the political or social situation in Jordan could prove disruptive to IGI’s operations, IGI has the capacity to relocate its operations in Jordan to London and Dubai should the situation change.

A deterioration in macroeconomic conditions globally may affect the decisions of current and prospective policyholders as to the level of insurance or reinsurance coverage which they purchase in any given year, which in turn may, where such parties decide to reduce or otherwise limit their expenditure on such coverage, affect the amount of business underwritten by IGI. Also, the nature of insurance liabilities is one of a promise to pay claims at a point in the future, meaning that a change in macroeconomic conditions leading to increased inflation may result in an increase in the value at which claims are paid. IGI’s international operations also may be subject to a number of additional risks, particularly in emerging economies, including restrictions such as price controls, capital controls, currency exchange limits, ownership limits and other restrictive or anti-competitive governmental actions or requirements. Any of the foregoing could have a material adverse effect on IGI’s financial performance, which in turn could have a material adverse effect on its business, financial condition and results of operations.

Estimating insurance reserves is inherently uncertain and, if IGI’s loss reserves are insufficient, it will have a negative impact on IGI’s results.

To recognize liabilities for unpaid losses,1 both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

•        At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.

•        It may not be clear whether the circumstances of a loss are covered.

•        If a legal decision is required to resolve coverage this may take many years.

•        The actions the insured takes to remediate the loss may affect the eventual loss amount (favourably or unfavourably).

•        The availability of replacement parts, skilled labour, access to the loss site and the speed at which repairs can be undertaken many not be known for some time and may be subject to change.

•        It may be many years before the occurrence of a loss becomes known.

•        Where claims take a long time to settle, new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.

When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:

•        losses incurred but not reported to the insurer (“pure IBNR”);

•        potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and

•        the estimated expenses of settling claims, both:

•        Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and

•        Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function).

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1         The term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

The timing of IGI’s results depend in large part on the extent to which the development and settlement of claims and reinsurance recoveries are consistent with the assumptions used to establish reserves. If expectations for and/or the actual cost of settlement increase or the timing of reporting and/or settlement changes than IGI faces the risk that the reserves in IGI’s financial statements may be inadequate and need to be increased. In this event an increase in reserves would cause a reduction in IGI’s profitability and could result in operating losses and a reduction of capital.

Reserves are not an exact calculation of liability, but rather are estimates of the expected cost of settling claims. This process relies on the assumption that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for projecting future claims development. The estimates are based on actuarial and statistical projections of facts and circumstances known at the time of the review, estimates of trends in claim frequency, severity and other variable factors, including new bases of liability and general economic conditions. These variables can be affected by many factors, including internal and external events, such as changes in claims handling procedures, economic inflation, foreign currency movements, legal trends, legislative decisions and changes and the recognition of new sources of claims.

Potentially, claims may emerge, particularly claims arising from changes in the legal and regulatory environment, the type or magnitude of which IGI is unable to predict.

Reserves for inward reinsurance may be subject to greater uncertainty than for insurance primarily because, as a reinsurer, IGI relies on (i) the original underwriting decisions made by ceding companies and (ii) information and data provided by the ceding companies. As a result, IGI is subject to the risk that its ceding companies may not have adequately evaluated the risks reinsured by IGI and the premiums ceded may not adequately compensate IGI for the risks it assumes. In addition, reinsurance reserves may be less reliable than insurance reserves because of the greater scope of losses underlying reinsurance claims, limitations in the information provided and the generally longer lapse of time from the occurrence of the event to the reporting of the loss to the reinsurer and its settlement.

The estimation of adequate reserves is more difficult and thus more uncertain for claims arising from “long-tail” policies, under which claims may not be paid until substantially beyond the end of the policy term. The estimation of such liabilities is subject to many complex variables, including the current legal environment, specific settlements that may be used as precedents to settle future claims, assumptions regarding trends with respect to claim frequency and severity, issues of coverage and the ability to locate defendants. Additional uncertainty also arises from the relative lack of development history, which limits the scope of experience on which estimates are based. This is partially mitigated by the use of and monitoring against market benchmarks.

While every effort is made to ensure IGI is reserved appropriately, changes in trends and other factors underlying IGI’s reserve estimates could result in IGI’s reserves being inadequate. Because setting reserves is inherently uncertain IGI cannot provide assurance that its current reserves will prove adequate considering subsequent events. If IGI’s loss reserves are determined to be inadequate, it will be required to increase its reserves at the time with a corresponding reduction in its net income for that period. Such adjustments could have a material adverse effect on IGI’s results and even IGI’s financial condition.

There is a degree of uncertainty and a high-risk environment for investment and business activities in certain countries in which IGI operates.

Some of the countries in which IGI operates or may operate in the future are in various stages of developing institutions and legal and regulatory systems that are not yet as firmly established as they are in Western Europe and the U.S. Some of these countries are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies (including, without limitation, policies relating to foreign ownership, repatriation of profits, property and contractual rights and planning and permit-granting regimes) that may affect IGI’s investments in these countries and may expose IGI to the impact of political or economic upheaval, and IGI could be subject to unforeseen administrative or fiscal burdens.

The procedural safeguards of the legal and regulatory regimes in these countries are still developing and, therefore, existing laws and regulations may be applied inconsistently. Often, fundamental contract, property and corporate laws and regulatory regimes have only recently become effective, which may result in ambiguities, inconsistencies and anomalies in their interpretation and enforcement. In addition, legislation may often contemplate implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect IGI’s ability to enforce contractual rights or to defend itself against claims by others. Moreover, in certain circumstances, it may not be possible to obtain the legal remedies provided under current laws and regulations in a timely manner, or at all. The independence of the judicial systems and their immunity from economic, political and nationalistic influences in many of the countries in which IGI operates or may operate in the future remain largely untested. Instability and uncertainties relating to the legal and regulatory environment in these countries or other countries in which IGI may operate in the future could have a material adverse effect on IGI’s business, financial condition and results of operations.

IGI is subject to various laws, regulations and rules relating to sanctions, the violation of which could adversely affect IGI’s operations.

It is IGI’s policy not to underwrite any business directly in countries or for entities targeted under international sanctions of the UK, the E.U., the United States (OFAC) or the United Nations. Over the past 5 years, IGI received de minimis revenues relating to risks in Sudan, Cuba, Syria, Iran and North Korea. IGI’s business in these countries has been compliant with the applicable sanctions programs. While IGI has policies and procedures in place designed to ensure that IGI does not insure any activity that breaches applicable international sanctions, there remains the risk of an inadvertent breach which may result in lengthy and costly investigations followed by the imposition of fines or other penalties, any of which might have a material adverse effect on the financial condition and results of operations of IGI. IGI’s business has been affected by the imposition of sanctions in regions that previously were important markets for IGI, such as Iran. To the extent that sanctions are imposed on any of IGI’s key markets, Pubco’s business will be negatively impacted.

IGI is subject to various anti-corruption and anti-money laundering laws, regulations and rules, the violation of which could adversely affect IGI’s operations.

IGI’s activities are subject to applicable money laundering regulations and anti-corruption laws in the jurisdictions where it operates, including Bermuda, the UK and the European Union, among others. For example, IGI is subject to The Bribery Act 2016 of Bermuda and the UK Bribery Act 2010, which, among other matters, generally prohibit corrupt payments or unreasonable gifts to foreign governments or officials. IGI does business, and may continue to do business in the future, in countries and regions where governmental corruption has been known to exist, and where IGI may face, directly or indirectly, corrupt demands by officials, or the risk of unauthorized payments or offers of payments by one of its employees, consultants, sponsors or agents. Although IGI has in place systems and controls designed to comply with applicable laws and regulations (including continuing education and training programs), there is a risk that those systems and controls will not always be effective to achieve full compliance, as those laws and regulations are interpreted by the relevant authorities. Failure to accurately interpret or comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could subject IGI to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license, reputational consequences, and other sanctions, all of which could damage IGI’s business or reputation. Such damage could have a material adverse effect on IGI’s financial condition and results of operations.

IGI relies on brokers to source its business and its business may suffer should IGI’s relationship with brokers deteriorate.

IGI markets its insurance and reinsurance worldwide through insurance and reinsurance brokers. Brokers are independent of the insurers they deal with. IGI’s top 5 international brokers produced 59% of the gross written premiums of IGI’s underwriting operations for the year ended December 31, 2018 and 54% for the six months ended June 30, 2019. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on IGI’s business. Due to the concentration of IGI’s brokers, IGI’s brokers may have increasing power to dictate the terms and conditions of its arrangements with them, which could have a negative impact on IGI’s business.

Maintaining good relationships with the brokers from whom IGI sources the policies it underwrites is integral to IGI’s positive financial performance. Events could occur which may damage the relationship between IGI and a particular broker or broker group, which may result in that broker or broker group being unwilling to do business with IGI. The failure, inability or unwillingness of brokers to do business with IGI could have a material adverse effect on IGI’s financial performance.

Some of IGI’s competitors have higher financial strength ratings, offer a larger variety of products, set lower prices for insurance coverage, offer higher commissions and/or have had longer term relationships with the brokers IGI use than IGI. This may adversely impact IGI’s ability to attract and retain brokers to sell its insurance products or brokers may increasingly promote products offered by other companies. The failure or inability of brokers to market IGI’s insurance products successfully, or the loss of all or a substantial portion of the business provided by these brokers, could have a material adverse impact on IGI’s business, financial condition and results of operations.

IGI could be materially adversely affected to the extent that managing general agents, general agents and other producers exceed their underwriting authority or if IGI’s agents, its insureds or other third parties commit fraud or otherwise breach obligations owed to IGI.

For certain business conducted by IGI, following its underwriting, financial, claims and information technology due diligence reviews, IGI authorizes managing general agents, general agents and other producers to write business on its behalf within underwriting authority prescribed by IGI. IGI relies on the underwriting controls of these agents to write business within the underwriting authorities provided by it. Although IGI has contractual protections in place in virtually all instances and IGI monitors such business on an ongoing basis, IGI’s monitoring efforts may not be adequate or IGI’s agents may exceed their underwriting authority, commit fraud, or otherwise breach obligations owed to IGI. To the extent that IGI’s agents, its insureds or other third parties exceed their underwriting authority, commit fraud or otherwise breach obligations owed to IGI in the future, IGI’s financial condition and results of operations could be materially adversely affected.

IGI has a strong delegated authority risk management process established by its board of directors and directly managed via monthly meetings of its delegated authority committee which is attended by certain of its UK business directors. In particular, IGI carries out detailed due diligence on all new agents with regular reviews upon renewal, puts in place strong contracts, conducts regular on-site audits and monitors monthly reports from agents. All agents are required to carry errors and omissions insurance which would respond in the event that these agents breach their delegated authority.

IGI may be exposed to a series of claims for large losses in relation to uncorrelated events that occur at, or around, the same time, which in the aggregate may result in a material adverse effect on IGI’s operations.

IGI may be exposed to a series of claims for large losses in relation to uncorrelated and otherwise unrelated events which occur at, or around, the same time. Some of the more significant examples of large, uncorrelated events are terrorist attacks, fires, explosions or spills at a refinery, the collapse of a major office building, a series of simultaneous cyber-attacks, the collision of two ships, an explosion in a port and the loss of an airplane.

These risks are inherently unpredictable. It is difficult to predict the frequency of events of this nature and to estimate the amount of loss that any given occurrence will generate. Some of these large losses may also have the potential for exposure across multiple lines of business. While none of such claims may itself be material to IGI, in the aggregate they may result in IGI having to recognize significant losses in a single reporting period, which could have a material adverse effect on IGI’s capital position, results of operations and financial condition in that particular reporting period. It is also possible that such losses could exceed the reinstatement capacity of IGI’s reinsurance coverage, which would have a material adverse effect on IGI’s results of operations.

The availability of reinsurance, retrocessional coverage, and capital market transactions to limit IGI’s exposure to risks may be limited which could adversely affect IGI’s financial condition and results of operations.

As is common practice within the insurance industry, IGI transfers a portion of the risks insured under its policies to other companies through the purchase of reinsurance. This reinsurance is maintained to protect the insurance and reinsurance subsidiaries against the severity of losses on individual claims, an unusual series of which can produce an aggregate extraordinary loss. Although reinsurance does not discharge IGI’s subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk.

IGI’s reinsurance program uses various methods, such as proportional, non-proportional and facultative reinsurance, to mitigate risks across its underwriting portfolio, in return for which IGI cedes to third party reinsurers a certain percentage of its GWP in any given year. That percentage was 33% in the year ended December 31, 2018 and

26% in the six-months ended June 30, 2019. The program is finite and absolute in the protection offered, meaning that events outside of its scope would not be covered, and does not offer unlimited protection against highly extreme but improbable events.

IGI’s reinsurance program is purchased annually, with elements of the program expiring throughout the year. The amount of coverage purchased is determined by IGI’s risk appetite and underlying exposure base together with the price, quality and availability of such coverage. Coverage purchased for one year will not necessarily conform to purchases for another year, which may result in variation as to the extent of the coverage year-on-year, even though some policies IGI issues are multi-year policies. In addition, reinsurance cessation and commencement terms, timing and cost could leave IGI with an exposure where intended reinsurance protection is either omitted or only partially effective. One or more of IGI’s reinsurers could become insolvent, which could cause a portion of IGI’s reinsurance protection to become ineffective. In addition, reinsurers may not always honor their commitments or we may have disagreements with reinsurers with respect to the extent of their obligations, which could result in IGI having greater exposure than anticipated. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business.

The availability and cost of reinsurance protection is subject to market conditions, which are beyond IGI’s control. Economic conditions could have a material impact on IGI’s ability to manage its risk aggregations through reinsurance or capital markets transactions. As a result of such market conditions and other factors, IGI may not be able to successfully mitigate risk through reinsurance and retrocessional arrangements. There is no guarantee that IGI’s desired amounts of reinsurance or retrocessional reinsurance will be available in the marketplace in the future. In addition to capacity risk, the remaining capacity may not be on terms IGI deems appropriate or acceptable or with companies with whom it wants to do business.

If the reinsurance industry were to suffer future substantial losses, the effect could be to limit the availability of appropriate or acceptable reinsurance coverage for IGI, which in the event of losses in IGI’s risk portfolio could have a material adverse effect on IGI’s financial condition and results of operations.

For a discussion of certain ongoing disputes with reinsurers, see “Business of IGI — Litigation.”

IGI may be faced with a liquidity shortfall following a large loss or a series of large losses due to the settlement of claims prior to the receipt of monies due under outwards reinsurance arrangements.

As with all insurance companies, IGI uses its liquidity to fund its insurance and reinsurance obligations, which may include large and unpredictable claims (including catastrophe claims). While IGI seeks to manage carefully its exposure to catastrophe risk and while it has a liquidity policy which seeks to ensure sufficient liquidity to withstand claim scenarios at the extreme end of the business plan projections by reference to actual losses in relation to catastrophe events may differ materially from the losses that IGI estimates, given the significant uncertainties with respect to the estimates and the unpredictable nature of catastrophes. In such scenarios, IGI may be faced with a shortfall where it is required to settle claims arising under insurance contracts or where it is required to increase the amount of resources required to be held. In such scenarios, IGI may be required to (a) liquidate investments (including some of its less liquid investments), which may be constrained as a consequence of macroeconomic conditions beyond IGI’s control or (b) delay or vary the implementation of its strategic plans so as to maintain appropriate liquidity. Any of the foregoing may affect the amount of business that IGI can write, its revenue and profitability.

If IGI’s risk management and loss mitigation methods fail to adequately manage its exposure to losses, the losses it incurs could be materially higher than its expectations and its financial condition and results of operations could be materially adversely affected.

IGI historically has sought and will continue to seek to manage its exposure to insurance and reinsurance losses through a number of loss limitation methods, including internal risk management procedures, writing a number of IGI’s inwards reinsurance contracts on an excess of loss basis, enforcement and oversight of its underwriting processes, outwards reinsurance protection, adhering to maximum limitations on policies whether written on a proportional, first loss, Excess of Loss (XOL) or Possible Maximum Loss (PML) Maximum Foreseeable Loss (MFL) basis, written in defined geographical zones, limiting program size for each client, establishing per risk and per occurrence limitations for each event, employing coverage restrictions and following prudent underwriting guidelines for each program written.

IGI also seeks to limit its loss exposure through geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone’s limits. In addition, various provisions contained in IGI’s insurance policies and reinsurance contracts, such as limitations or exclusions from coverage or choice of forum clauses negotiated to limit IGI’s risks, may not be enforceable in the manner it intends, as it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of these exclusions and limitations. IGI cannot be sure that these loss limitation methods will effectively prevent a material loss exposure which could have a material adverse effect on IGI’s results of operations or financial condition.

Underwriting is a matter of judgment, involving assumptions about matters that are inherently unpredictable and beyond IGI’s control, and for which historical experience and probability analysis may not provide sufficient guidance. Many of IGI’s methods of managing risk and exposures are based upon observed historical market behavior and statistic-based historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, policyholders or other matters that are publicly available or otherwise accessible to IGI. This information may not always be accurate, complete, up-to-date or properly evaluated. For example, much of the information that IGI enters into its risk modelling software is based on third party data that it does not control, and estimates and assumptions that are dependent on many variables, such as assumptions about loss adjustment expenses, insurance-to-value and post-event loss amplification (the temporary local inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a catastrophe). Accordingly, if the estimates and assumptions that IGI enters into its risk models are incorrect, or if such models prove to be an inaccurate forecasting tool, the losses IGI might incur from an actual catastrophe could be materially higher than its expectation of losses generated from modelled catastrophe scenarios, and its financial condition and results of operations could be adversely affected.

IGI also seeks to manage its loss exposure through loss limitation provisions in the policies it issues to customers, such as limitations on the amount of losses that can be claimed under a policy, limitations or exclusions from coverage and provisions relating to choice of forum. These contractual provisions may not be enforceable in the manner that IGI expects or disputes relating to coverage may not be resolved in its favor. If the loss limitation provisions in its policies are not enforceable or disputes arise concerning the application of such provisions, the losses IGI might incur from a catastrophic event could be materially higher than its expectations and its financial condition and results of operations could be adversely affected.

In relation to catastrophe risk, IGI monitors and controls the accumulation of risk for a large number of realistic disaster scenario events. There are specific scenarios for natural, man-made and economic disasters, and for different business lines. The assumptions made in such scenarios may not be an accurate guide to actual losses that ultimately are incurred in respect of a particular catastrophe.

No assurances can be made that these loss limitation methods will be effective and mitigate IGI’s loss exposure. One or more catastrophic events, other loss events, or severe economic events could result in claims that substantially exceed IGI’s expectations, or the protections set forth in IGI policies could be voided, which, in either case, could have a material adverse effect on IGI’s financial condition or results of operations, possibly to the extent of reducing or eliminating shareholders’ equity.

A significant amount of IGI’s assets is invested in fixed maturity securities and is subject to market fluctuations.

IGI’s investment portfolio includes a substantial amount of fixed maturity securities. As of December 31, 2018, IGI’s investment in fixed maturity securities was approximately $165.6 million, or 32.8% of its total investment and cash portfolio, including cash and cash equivalents. As of that date, IGI’s portfolio of fixed maturity securities consisted of corporate securities (98.4%) and government securities (1.6%).

The fair value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair value of fixed maturity securities generally decreases as interest rates rise. If significant inflation or an increase in interest rates were to occur, the fair value of IGI’s fixed maturity securities would be negatively impacted. Conversely, if interest rates decline, investment income earned from future investments in fixed maturity securities will be lower. Some fixed maturity securities, such as mortgage-backed and other asset-backed securities, also carry prepayment risk as a result of interest rate fluctuations. Additionally, given the low interest rate environment, IGI may not be able to successfully reinvest the proceeds from maturing securities at yields commensurate with its target performance goals.

The value of investments in fixed maturity securities is subject to impairment as a result of deterioration in the credit worthiness of the issuer, default by the issuer (including states and municipalities) in the performance of its obligations in respect of the securities and/or increases in market interest rates. To a large degree, the credit risk IGI faces is a function of the economy; accordingly, IGI faces a greater risk in an economic downturn or recession. During periods of market disruption, it may be difficult to value certain of IGI’s securities, particularly if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were acquired in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, more securities may require additional subjectivity and management judgment.

Although the historical rates of default on state and municipal securities have been relatively low, IGI’s state and municipal fixed maturity securities could be subject to a higher risk of default or impairment due to declining municipal tax bases and revenue. Many states and municipalities operate under deficits or projected deficits, the severity and duration of which could have an adverse impact on both the valuation of IGI’s state and municipal fixed maturity securities and the issuer’s ability to perform its obligations thereunder. Additionally, IGI’s investments are subject to losses as a result of a general decrease in commercial and economic activity for an industry sector in which IGI invests, as well as risks inherent in particular securities.

Although IGI attempts to manage these risks through the use of investment guidelines and other oversight mechanisms and by diversifying IGI’s portfolio and emphasizing preservation of principal, IGI’s efforts may not be successful. Impairments, defaults and/or rate increases could reduce IGI’s net investment income and net realized investment gains or result in investment losses. Investment returns are currently, and will likely continue to remain, under pressure due to the continued low inflation, actions by the Federal Reserve, economic uncertainty, more generally, and the shape of the yield curve. As a result, IGI’s exposure to the risks described above could materially and adversely affect IGI’s results of operations, liquidity and financial condition.

Losses on IGI’s investments may reduce its overall capital and profitability.

IGI’s invested assets include a substantial amount of interest rate and credit sensitive instruments such as corporate debt securities. Fluctuations in interest rates may affect IGI’s future returns on such investments, as well as the market values of, and corresponding levels of capital gains or losses on, such investments. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond IGI’s control. A decline in interest rates improves the market value of existing instruments but reduces returns available on new investments, thereby negatively impacting IGI’s future investment returns. Conversely, rising interest rates reduce the market value of existing investments but should positively impact IGI’s future investment returns. During periods of declining market interest rates, IGI could be forced to reinvest the cash it receives as interest or return of principal on its investments in lower-yielding instruments. Issuers of fixed income securities could also decide to redeem such securities early in order to borrow at lower market rates, which would increase the percentage of IGI’s investment portfolio that it would have to reinvest in lower-yielding investments of comparable credit quality or in lower credit quality investments offering similar yields. Given current low interest rate levels, in the future IGI is likely to be subject to the effects of potentially increasing rates. Although IGI attempts to manage the risks of investing in a changing interest rate environment, it might not be able to mitigate interest rate sensitivity completely, and a significant or prolonged increase or decrease in interest rates could have a material adverse effect on its results of operations or financial condition.

IGI is exposed to counterparty risk in relation to its investments, including holdings of debt instruments to which IGI is a party. In particular, IGI’s business could suffer significant losses due to defaults on corporate bonds and ratings downgrades.

Furthermore, as a result of holding debt securities, IGI is exposed to changes in credit spreads. Widening credit spreads could result in a reduction in the value of fixed income securities that IGI holds but increase investment income related to purchases of new fixed income securities, whereas tightening of credit spreads will generally increase the value of fixed income securities at higher yields that it holds but decrease investment income generated through purchases of any new fixed income securities.

IGI also holds equity securities. Equity investments are subject to volatility in prices based on market movements, which can impact the gains that can be achieved. IGI periodically adjusts the accounting book values of its investment portfolio (“mark-to-market”) which could result in increased volatility and uncertainty surrounding reported profits and net asset values at any point in time.

IGI also invests to a limited extent in real estate in Jordan and Lebanon. Real estate is subject to price volatility as a result of interest rate movements and general market conditions, which can impact the value of the real estate portfolio and the rent chargeable to tenants.

Moreover, a major loss, series of losses or reduction in premium income could result in a sustained cash outflow requiring early realization, which may involve selling a portion of IGI’s investments into a depressed market, which could decrease IGI’s returns from investments and strain its capital position.

Furthermore, challenging market conditions are likely to make IGI’s assets less liquid, particularly affecting those assets which are by their nature already inherently less liquid. If, in such conditions, IGI requires significant amounts of cash on short notice in excess of normal cash requirements (for example, to meet higher-than-anticipated claims) or is required to post or return collateral in connection with certain of its reinsurance contracts, credit agreements or invested portfolio, it may have difficulty selling any of its less liquid investments in a timely manner, or may be forced to sell them for less than it otherwise would have been able to realize if sold in other circumstances.

Market volatility, changes in interest rates, changes in credit spreads and defaults, a lack of pricing transparency, market illiquidity, declines in equity prices, and foreign currency movements, alone or in combination, could have a material adverse effect on IGI’s results of operations and financial condition through realized losses, impairments or changes in unrealized positions. Although IGI attempts to protect its investment portfolio against the foregoing risks, it cannot ensure that such measures will be effective. In addition, a decrease in the value of IGI’s investments may result in a reduction in overall capital, which may have a material adverse effect on IGI’s results of operations and its financial condition.

IGI’s results of operations, liabilities and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.

As a global insurance and reinsurance company, IGI is affected by the monetary policies of the Bank of England, the European Central Bank, the U.S. Federal Reserve Board and other central banks around the world. Since the financial crisis of 2007 and 2008 these central banks have taken a number of actions to spur economic activity such as keeping interest rates low and enacting Quantitative Easing. Unconventional monetary policy from the major central banks, and reversal of such policies, and moderate global economic growth remain key uncertainties for markets and IGI’s business.

Our exposure to interest rate risk relates primarily to the market price and cash flow variability of fixed income instruments that are associated with changes in interest rates. IGI’s investment portfolio contains interest rate sensitive instruments, such as fixed income securities which have been, and will likely continue to be, affected by changes in interest rates from central bank monetary policies, domestic and international economic and political conditions, levels of inflation and other factors beyond IGI’s control.

Interest rates are highly sensitive to many factors, including governmental monetary policies, inflation, domestic and international economic and political conditions and other factors beyond IGI’s control. For example, inflation could lead to higher interest rates causing the current unrealized gain position in IGI’s fixed maturity portfolio to decrease. As a result of the interest rate environment, IGI has diversified its investment portfolio by investing in a real estate fund and emerging market debt to enhance the returns on its investment portfolio. However, these assets are riskier in nature and could adversely impact IGI’s investment portfolio.

Steps that may be taken by central banks to raise interest rates in the future to combat higher inflation than IGI had anticipated could, in turn, lead to an increase in IGI’s loss costs. Changes in the level of inflation also could result in an increased level of uncertainty in IGI’s estimation of loss reserves for its specialty long-tail segment lines of business. As a result of the above factors, IGI’s business, financial condition, liquidity or operating results could be adversely affected.

The determination of the amount of allowances and impairments taken on IGI’s investments which are held at cost involves the estimation of uncertainties which, if they turn out to be incorrect, could have a material adverse effect on IGI’s results of operations and financial condition.

IGI performs reviews of its investments annually or whenever there is an indication of impairment in order to determine whether declines in fair value below the cost basis are considered significant or prolonged declines in the fair value below cost regarding the recognition and presentation of other-than-temporary impairments. The process of determining whether a security is other-than-temporarily impaired requires judgment and involves analyzing many factors. Assessing the accuracy of the level of impairments taken, and allowances reflected, in IGI’s financial statements is inherently uncertain given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. The determination of impairments taken on IGI’s intangible assets and loans varies by type of asset and is based upon IGI’s periodic evaluation and assessment of known and inherent risks associated with the respective asset class.

Intangible assets are originally recorded at fair value. Intangible assets are reviewed for impairment at least annually or more frequently if indicators are present and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects impairments in operations as such evaluations are revised. Intangible asset impairment charges can result from declines in operating results, divestitures or sustained market capitalization declines and other factors. Impairment charges could materially affect IGI’s financial results in the period in which they are recognized. There can be no assurance that IGI’s management has accurately assessed the level of impairments taken in IGI’s financial statements. Furthermore, management may determine that impairments are needed in future periods and any such impairment will be recorded in the period in which it occurs, which could materially impact IGI’s financial position or results of operations. While historically IGI’s other-than-temporary impairments have not been material, historical trends may not be indicative of future impairments or allowances. As of December 31, 2018, intangible assets represented approximately 1.0% of shareholders’ equity. IGI continues to monitor relevant internal and external factors and their potential impact on the fair value of IGI’s reportable segments, and if required, IGI will update its impairment analysis.

IGI cannot guarantee that its reinsurers will pay in a timely fashion, if at all, and, as a result, IGI could experience losses.

IGI purchases reinsurance by transferring part of the risk that it has assumed, known as ceding, to a reinsurance company in exchange for part of the premium IGI receives in connection with the risk. Although reinsurance makes the reinsurer contractually liable to IGI to the extent the risk is transferred or ceded to the reinsurer, it does not relieve IGI, the reinsured, of IGI’s liability to its policyholders. IGI’s reinsurers may not pay the recoverable reinsurance that they owe to IGI or they may not pay such recoverables on a timely basis. Accordingly, IGI bears credit risk with respect to its reinsurers, and if IGI’s reinsurers fail to pay IGI, IGI’s financial results would be adversely affected. Underwriting results and investment returns of some of IGI’s reinsurers may affect their future ability to pay claims. In addition, from time to time we engage in disputes with reinsurers regarding their contractual obligations, which may involve arbitration or litigation and could involve amounts that are material. As of December 31, 2018, the amount owed to IGI from its reinsurers for paid claims was approximately $32.8 million. For a discussion of certain ongoing disputes with reinsurers, see “Business of IGI — Litigation.”

IGI’s operating subsidiaries are rated and a decline in any of these ratings could adversely affect its standing among brokers and customers and cause its premiums and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. IGI currently holds financial strength ratings assigned by third party rating agencies which assess and rate the claims paying ability and financial strength of insurers and reinsurers. The ratings of IGI’s operating subsidiaries are subject to periodic review by, and may be placed on credit watch, revised downward or revoked at the sole discretion of A.M. Best Inc. or S&P. IGI currently holds a stable outlook rating of “A (Excellent)” from A.M. Best Inc. (upgraded on September 5, 2019) and a stable outlook rating of “A-” from S&P (affirmed on August 22, 2019).

If the ratings of IGI’s operating subsidiaries are reduced from their current levels by A.M. Best Inc. or S&P, IGI’s competitive position in the insurance industry might suffer and it might be more difficult for IGI to market its products, expand its insurance and reinsurance portfolio and renew its existing insurance and reinsurance policies and agreements. A downgrade may also require IGI to establish trusts or post letters of credit for ceding company clients and could trigger provisions allowing some clients to terminate their insurance and reinsurance contracts with IGI. Some contracts also provide for the return of the premium for the unexpired periods to the ceding client in the event of a rating downgrade. It is increasingly common for IGI’s reinsurance contracts to contain such terms. A significant downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher claims-paying and financial strength ratings and therefore could have a material adverse effect on IGI’s results of operations and financial condition.

A.M. Best and S&P periodically review IGI’s ratings and may revise it downward or revoke it at their sole discretion based primarily on their analysis of IGI’s balance sheet strength (including capital adequacy and claims and claim adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such an analysis include but are not limited to:

•        if IGI changes its business practices from its organizational business plan in a manner that no longer supports its ratings;

•        if unfavorable financial, regulatory or market trends affect IGI, including excess market capacity;

•        if IGI’s losses exceed its loss reserves;

•        if IGI has unresolved issues with government regulators;

•        if IGI is unable to retain its senior management or other key personnel;

•        if a rating agency has concerns with the quality of IGI’s risk management;

•        if IGI’s investment portfolio incurs significant losses; or

•        if the rating agencies alter their capital adequacy assessment methodology in a manner that would adversely affect IGI’s ratings.

These and other factors could result in a downgrade of IGI’s ratings. A downgrade of IGI’s ratings could cause its current and future brokers and agents, retail brokers and insureds to choose other, more highly-rated competitors. A downgrade of this rating could also increase the cost or reduce the availability of reinsurance to IGI, increase collateral required for its assumed reinsurance business, or trigger termination of assumed and/or ceded reinsurance contracts. A downgrade could also adversely limit IGI’s access to the capital markets, which may increase the cost of debt.

In addition, in view of the earnings and capital pressures recently experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate and may increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. It is possible that such reviews of IGI may result in adverse ratings consequences, which could have a material adverse effect on IGI’s financial condition and results of operations. A downgrade or withdrawal of any rating could severely limit or prevent IGI from writing new and renewal insurance or reinsurance contracts.

The risk associated with underwriting treaty reinsurance business could adversely affect IGI.

Like other reinsurers, IGI’s reinsurance group does not separately evaluate each of the individual risks assumed under reinsurance treaties. Therefore, IGI is largely dependent on the original underwriting decisions made by ceding companies. IGI is subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate IGI for the risks it assumes.

Consistent with market practice, much of IGI’s treaty reinsurance business allows the ceding company to terminate the contract below a certain threshold. Whether a cedent would exercise any of these rights could depend on various factors, such as the reason for and extent of such downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. IGI cannot predict to what extent these contractual rights would be exercised, if at all, or what effect this would have on IGI’s financial condition or future operations, but the effect could be material.

Loss of business reputation or negative publicity could negatively impact IGI’s business and results of operations.

IGI is vulnerable to adverse market perception because it operates in an industry where integrity and customer trust and confidence are paramount. In addition, any negative publicity (whether accurate or inaccurate) associated with IGI’s business or operations could result in a loss of clients and/or business and could result in decreased demand. IGI also may be negatively impacted if competitors in one or more of its markets engage in practices resulting in increased public attention to its business. Accordingly, any mismanagement, fraud or failure to satisfy fiduciary responsibilities, or the negative publicity resulting from these or other activities or any allegation of such activities, could have a material adverse effect on IGI’s business and results of operations. These factors may further increase IGI’s costs of doing business and adversely affect IGI’s profitability by impeding IGI’s ability to market its products and services, requiring it to change its products or services or by increasing the regulatory burdens under which it operates.

A failure in or damage to IGI’s operational systems or infrastructure, or those of third parties, could disrupt its businesses and have a material adverse effect on its financial condition and results of operations.

IGI’s business is highly dependent on its ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies. In particular, IGI relies on the ability of its employees, its internal systems and systems operated by third parties on behalf of the London insurance market, including technology centers, to process a high volume of transactions. As IGI’s client base and geographical reach expands, developing and maintaining its operational systems and infrastructure requires continuing investment. IGI’s financial, accounting, data processing and other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond its control, adversely affecting its ability to process these transactions or provide these services.

In addition, IGI’s operations rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. IGI relies on these systems for critical elements of its business processes, including, for example, entry and retrieval of individual risk details, premium and claims processing, monitoring aggregate exposures and financial and regulatory reporting. Although IGI takes industry standard protective measures and endeavours to modify them as circumstances warrant, its computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact.

IGI routinely transmits and receives personal, confidential and proprietary information by email and other electronic means. IGI has discussed and worked with clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities, but IGI does not have, and may be unable to put in place, secure capabilities with all of its clients, counterparties and other third parties and IGI may not be able to ensure that these third parties have appropriate controls in place to protect the confidentiality of the information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a client, counterparty or other third party could result in legal liability and/or regulatory action (including, without limitation, under data protection and privacy laws and standards) and reputational harm.

If one or more of such events occur, this potentially could jeopardize IGI’s or its clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in IGI’s, its clients’, its counterparties’ or third parties’ operations, which could result in significant losses or reputational damage. IGI may be required to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and IGI may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by IGI. Any expansion of existing or new laws and regulations regarding data protection could further increase the liability of IGI should protected data be mishandled or misused.

While IGI maintains a disaster recovery database and is currently implementing a real-time disaster recovery system, it operates from premises and in markets that may be affected by acts of terrorism or nuclear, chemical, biological or radiological exposure. Such actions may be uninsurable and, were they to occur in IGI’s premises or those of third parties with or through which IGI conducts its business, it could prevent IGI from carrying on that business, which could have a material adverse effect on IGI’s results of operations.

IGI has outsourced certain technology and business process functions to third parties and may continue to do so in the future. IGI’s outsourcing of certain technology and business process functions to third parties may expose IGI to increased risk related to data security, service disruptions or the effectiveness of IGI’s control system, which could result in monetary and reputational damage or harm to IGI’s competitive position. These risks could grow as vendors increasingly offer cloud-based software services rather than software services which can be run within IGI’s data centers.

Any of the foregoing could have a material adverse effect on IGI’s financial condition and results of operations.

IGI could be adversely affected by the loss of one or more key employees or by an inability to attract and retain qualified personnel, which could negatively affect its financial condition, results of operations, or ability to realize its strategic business plan.

The success of IGI has depended and will continue to depend on the continued services and continuing contributions of its underwriters, management and other key personnel and its ability to continue to attract, motivate and retain the services of qualified personnel. While IGI has entered into employment contracts or letters of appointment with such key personnel, the retention of their services cannot be guaranteed. IGI may also encounter unforeseen difficulties associated with the transition of members of its senior management team to new or expanded roles necessary to execute its strategic and tactical plans from time to time.

The pool of talent from which IGI actively recruits is limited. Although, to date, IGI has not experienced difficulties in attracting and retaining key personnel, the inability to attract and retain qualified personnel could have a material adverse effect on IGI’s financial condition and results of operations. In addition, IGI’s underwriting staff is critical to its success in the production of business. While IGI does not consider any of its key executive officers or underwriters to be irreplaceable, the loss of the services of key executive officers or underwriters or the inability to hire and retain other highly qualified personnel in the future could delay or prevent IGI from fully implementing its business strategy which could affect its financial performance.

Special considerations apply to IGI’s Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent or working resident certificate is available who meets the minimum standards reasonably required for the position. The Bermuda government places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed to be key employees of businesses with a significant physical presence in Bermuda.

Offices in other jurisdictions, such as Dubai, may have residency and other mandatory requirements that affect the composition of its local boards of directors, executive teams and choice of third party service providers. Due to the competition for available talent in such jurisdictions, IGI may not be able to attract and retain personnel as required by IGI’s business plans, which could disrupt operations and adversely affect IGI’s financial performance.

The success of IGI will depend in part upon its continuing ability to recruit and retain employees of suitable skill and experience, and IGI may find that it is not able to recruit sufficient or qualified staff, or that the individuals that it would like to recruit will not be able to obtain the necessary work permits if required or that it will not be able to retain such staff. The loss of the services of one, or some of, the underwriters, management or other key personnel or the inability to recruit and retain staff of suitable quality could adversely affect the ability of IGI to continue to conduct its business, which could have a material adverse effect on IGI’s results of operations and financial condition.

Changes in employment laws, taxation and acceptable compensation practice may limit IGI’s ability to attract senior employees to its current operating platforms.

IGI’s business and operations are, by their nature, international and IGI competes for senior employees on a global basis. Changes in local employment legislation, taxation and the approach of regulatory bodies to compensation practices within IGI’s operating jurisdictions may impact IGI’s ability to recruit or retain senior employees or the cost to IGI of doing so. Any failure to retain senior employees may adversely affect the strategic growth of IGI’s business and operating results.

IGI enters into various contractual arrangements with third parties generally, including brokers, insurance, reinsurance and financing arrangements; any deterioration in the creditworthiness of, defaults by, commingling of funds by, or reputational issues related to, counterparties or other third parties with whom it transacts business could adversely impact IGI’s financial condition and results of operations.

IGI is exposed to credit risk relating to policyholders, independent agents and brokers. For example, its policyholders, independent agents or brokers may not pay a part of or the full amount of premiums owed to IGI, and its brokers or other third party claim administrators may not deliver amounts owed on claims under IGI’s insurance and reinsurance contracts for which IGI has provided funds. If the counterparties or other third parties with whom IGI transacts business default or fail to meet their payment obligations, it could materially adversely affect IGI’s financial condition and results of operations. If the counterparties or other third parties with whom IGI transacts business experience reputational issues, they may in turn cause other counterparties, third parties or customers to question IGI’s reputation in respect of choosing to enter into contractual arrangements with such counterparties.

As credit risk is generally a function of the economy, IGI faces a greater credit risk in an economic downturn. While IGI attempts to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, its efforts may not be successful. For example, to reduce such credit risk, IGI may require certain third parties to post collateral for some or all of their obligations to IGI. In cases where IGI receives pledged securities and the applicable counterparty is unable to honor its obligations, IGI may be exposed to credit risk on the securities pledged and/or the risk that its access to that collateral may be stayed as a result of bankruptcy. In cases where IGI receive letters of credit from banks as collateral and one of its counterparties is unable to honor its obligations, IGI is exposed to the credit risk of the banks that issued the letters of credit. During 2018, no third parties were required to post collateral for the benefit of IGI.

Brokers present a credit risk to IGI. IGI will pay amounts owed on valid claims under its insurance and reinsurance contracts to brokers, and these brokers, in turn, will pay these amounts over to the clients making the claim under the policy underwritten by IGI. If a broker fails to make such a payment, it is possible that IGI will be liable to the client for the deficiency in a particular jurisdiction because of local laws or contractual obligations under the applicable Terms of Business Agreement in place and settlement terms and conditions as set out in the relevant contract. Likewise, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers for payment over to IGI, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to IGI for those amounts only where the broker was appointed as agent of IGI under the applicable Terms of Business Agreement in place and underlined terms and conditions as set out in the relevant contract, whether or not IGI has actually received the premiums from the broker, while leaving IGI at risk in respect of the underlying policy. These risks are heightened during periods characterized by financial market instability and/or an economic downturn or recession. Consequently, IGI assumes a degree of credit risk associated with its brokers. IGI has experienced some losses related to this credit risk in the past.

In addition, brokers generally are entitled to commingle payments made by, or owing to, IGI, with their other client monies. These commingled funds owing to IGI could then be claimed by other creditors or otherwise disposed of, which could prevent IGI from recovering the amount due to it. However, the majority of insurance policies have Premium Payment Warranties that enable IGI to cancel coverage in case of non-payment of premiums. Of the brokers with whom IGI transacts business, as of December 31, 2018, 84% were located in the UK, 4% were located elsewhere in Europe, 11% were located in the MENA region, Africa or Asia, the majority of which were from subsidiaries of UK brokers, and 1% were located in North, South and Central America.

IGI’s operating results may be adversely affected by the failure of policyholders, brokers or other intermediaries to honor their payment obligations.

In accordance with industry practice, IGI generally pays amounts owed on claims under its insurance and reinsurance contracts to brokers and these brokers, in turn, pay these amounts to the clients that purchased insurance and reinsurance from IGI. In some jurisdictions where IGI writes a significant amount of business, depending on whether the broker is IGI’s agent or the client’s agent, if a broker fails to make such a payment it is highly likely that IGI will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, when the client pays premiums for policies to brokers for payment to IGI, these premiums are generally considered to have been paid and, in most cases, the client will no longer be liable to IGI for those amounts whether or not IGI has actually received the premiums. Consequently, IGI assumes a degree of credit risk associated with brokers with respect to most of its (re)insurance business.

In addition, bankruptcy, liquidity problems, distressed financial conditions or the general effects of economic recession may increase the risk that policyholders may not pay a part of, or the full amount of, premiums owed to IGI despite an obligation to do so. While a majority of IGI’s policies include a premium payment warranty, it is possible that some policies may not permit IGI to cancel its insurance even if it has not received payment. If non-payment becomes widespread, whether as a result of bankruptcy, lack of liquidity, adverse economic conditions, operational failure, delay due to litigation, bad faith and fraud or other events, it could have a material adverse impact on IGI’s business and operating results.

IGI’s liquidity and counterparty risk exposures may be adversely affected by the impairment of financial institutions.

IGI routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutions. IGI is exposed to the risk that these counterparties are unable to make payments or provide collateral to a third party when required, or that securities that IGI owns are required to be sold at a loss in order to meet liquidity, collateral or other payment requirements. In addition, IGI’s investments in various fixed income securities issued by financial institutions exposes IGI to credit risk in the event of default by these issuers. With respect to derivatives transactions that require exchange of collateral, due to mark to market movements, IGI’s risk may be exacerbated in the event of default by a counterparty. Any such losses could materially and adversely affect IGI’s business and operating results. In such an event, IGI may not receive the collateral due to IGI from the defaulted counterparty.

IGI is exposed to credit risk in certain of its business operations.

In addition to exposure to credit risk related to its investment portfolio, and reliance on brokers and other agents, IGI is subject to credit risk with respect to its reinsurance because the ceding of risk to reinsurers and retrocessionaires does not relieve IGI of its liability to the clients or companies it insures or reinsures. IGI’s reinsurers may not pay the reinsurance recoverables that they owe to IGI or they may not pay such recoverables on a timely basis. The collectability of reinsurance is subject to the solvency of the reinsurers, interpretation and application of contract language and other factors. IGI is selective in regard to its reinsurers, placing reinsurance with those reinsurers with stronger financial strength ratings from A.M. Best or S&P, a sovereign rating or a combination thereof. Despite strong ratings, the financial condition of a reinsurer may change based on market conditions. In certain instances, IGI may also require assets in trust, letters of credit or other acceptable collateral to support balances due. However, there is no certainty that it can collect on these collateral agreements in the event of a reinsurer’s default.

Additionally, IGI writes retrospectively rated policies (i.e., policies in which premiums are adjusted after the policy period based on the actual loss experience of the policyholder during the policy period). In this instance, IGI is exposed to credit risk to the extent the adjusted premium is greater than the original premium. Although IGI has not experienced any material credit losses to date, an increased inability of IGI policyholders to meet their obligations to IGI could have a material adverse effect on IGI’s financial condition and results of operations.

Although IGI has not experienced any material credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to IGI could have a material adverse effect on IGI’s financial condition and results of operations. IGI’s losses for a given event or occurrence may increase if IGI’s reinsurers or retrocessionaires dispute or fail to meet their obligations to IGI or the reinsurance protections purchased by IGI are exhausted or are otherwise unavailable for any reason. IGI’s failure to establish adequate reinsurance arrangements or the failure of IGI’s existing reinsurance arrangements to protect IGI from overly concentrated risk exposure could adversely affect IGI’s financial condition and results of operations.

IGI may be forced to retain a higher proportion of risks than it would otherwise prefer, incur additional expense, or purchase reinsurance from companies with a higher credit risk or it may underwrite fewer or smaller contracts or seek alternatives such as, for example, risk transfer to capital markets. Any of these factors could negatively impact IGI’s financial performance.

IGI may not be able to raise capital in the long term on favorable terms or at all.

Each of IGI’s regulated underwriting entities is required to meet stipulated regulatory capital requirements. These include capital requirements imposed by the UK Prudential Regulation Authority and the Bermuda Monetary Authority.

While the specific regulatory capital requirements vary between jurisdictions, under applicable regulatory regimes, required capital can be impacted by items such as line of business mix, product type, underwriting premium volume and reserves. The regulatory capital requirements that IGI may have to comply with are subject to change due to factors beyond its control. In general, regulatory capital requirements are expected to evolve over time as regulators continue to respond to demands for tighter controls over financial institutions, and the expectation is that these requirements will only become more stringent.

An inability to meet applicable regulatory capital requirements in the longer term due to factors beyond IGI’s control may lead to intervention by a relevant regulator which, in the interests of customer security, may require IGI to take steps to restore regulatory capital to acceptable levels, potentially by requiring IGI to raise additional funds through financings or to reduce or cease to write new business. To the extent IGI is required to raise additional external funding in the longer term, macroeconomic factors could impact IGI’s ability to access the capital markets and the bank funding market and the ability of counterparties to meet their obligations to IGI.

To the extent that cash flows generated by IGI operations are insufficient to fund future operating requirements, or that its capital position is adversely impacted by a decline in the fair value of its investment portfolio, losses from catastrophic events or otherwise, IGI may need to raise additional funds through financings or curtail its growth. Any further equity or debt financings, or capacity needed for letters of credit, if available at all, may be on terms that are unfavorable to IGI. IGI’s ability to raise such capital successfully would depend upon the facts and circumstances at the time, including IGI’s financial position and operating results, market conditions, and applicable legal issues. If IGI is unable to obtain adequate capital when needed, Pubco’s business, results of operations and financial condition would be adversely affected. It also may be required to liquidate fixed maturities or equity securities, which may result in realized investment losses.

IGI’s access to capital may be impaired if regulatory authorities or rating agencies take negative actions against it. IGI’s inability to obtain adequate capital when needed could have a negative impact on its ability to invest in, or take advantage of opportunities to expand, its businesses, such as possible acquisitions or the creation of new ventures. Any of these effects could have a material adverse effect on IGI’s results of operations and financial condition.

IGI’s future capital requirements depend on many factors, including its ability to write new business successfully, deploy capital into more profitable business lines, identify acquisition opportunities, manage investments and preserve capital in volatile markets, and establish premium rates and reserves at levels sufficient to cover losses. IGI’s operations are subject to significant volatility in capital due to its exposure to potentially significant catastrophic events. IGI monitors its capital adequacy on an ongoing basis. To the extent IGI’s funds are insufficient to fund future operating requirements or cover claims losses, IGI may need to raise additional funds through corporate finance transactions or curtail its growth and reduce its liabilities. Any such financing, if available at all, may be on terms that are not favorable to IGI. IGI’s ability to raise such capital successfully would depend upon the facts and circumstances at the time, including its financial position and operating results, market conditions and applicable regulatory filings and legal issues. If IGI cannot obtain adequate capital on favorable terms, or obtain it at all, IGI’s business, financial condition and operating results could be adversely affected.

IGI is involved in legal and other proceedings from time to time, and it may face damage to its reputation or legal liability as a result.

In the ordinary course of business, IGI is involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures in a variety of jurisdictions, the outcomes of which will determine its rights and obligations under insurance, reinsurance and other contractual agreements or under tort laws or other legal obligations. Any lawsuit brought against IGI or legal proceeding that IGI may bring to enforce its rights could result in substantial costs, divert the time and attention of IGI’s management, result in counterclaims (whether meritorious or as a litigation tactic), result in substantial monetary judgments or settlement costs and harm IGI’s reputation, any of which could seriously harm IGI’s business.

From time to time, IGI may institute or be named as a defendant in legal proceedings, and it may be a claimant or respondent in arbitration proceedings. These proceedings have in the past involved, and may in the future involve, coverage or other disputes with ceding companies, disputes with parties to which IGI transfers risk under reinsurance arrangements, disputes with other counterparties or other matters. IGI is also involved, from time to time, in investigations and regulatory proceedings, certain of which could result in adverse judgments, settlements, fines and other outcomes. IGI could also be subject to litigation risks arising from potential employee misconduct, including non-compliance with internal policies and procedures. IGI cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on IGI’s business. Multi-party or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it results in a significant damage award or a judicial ruling that was otherwise detrimental, could create a precedent in the industry that affects a great many future or unrelated claims and so could have a material adverse effect on IGI’s operating results and financial condition.

Except as described under “Business of IGI — Litigation,” IGI is not currently subject to any pending litigation which individually or in the aggregate would reasonably be expected to have a material adverse effect on its business, financial condition or results of operations. However, in the future, substantial legal liability could materially adversely affect IGI’s business, financial condition and results of operations, and could cause significant reputational harm.

Information technology systems that IGI uses could fail or suffer a security breach, which could have a material adverse effect on IGI or result in the loss of sensitive information.

IGI’s business is dependent upon the operational effectiveness and security of its enterprise systems and those maintained by third parties. Among other things, IGI relies on these systems to interact with producers, insureds, customers, clients, and other third parties, to perform actuarial and other modeling functions, to underwrite business, to prepare policies and process premiums, to process claims and make claims payments, to prepare internal and external financial statements and information, as well as to engage in a wide variety of other business activities. A significant failure of IGI’s enterprise systems, or those of third parties upon which it may rely, whether because of a natural disaster, network outage or a cyber-attack on IGI’s systems, could compromise IGI’s personal, confidential and proprietary information as well as that of its customers and business partners, impede or interrupt its business operations and result in other negative consequences, including remediation costs, loss of revenue, additional regulatory scrutiny and fines, litigation and monetary and reputational damages.

IGI’s computer systems and network infrastructure present security risks and could be susceptible to hacking, computer viruses, data breaches, or ransomware attacks. The cyber-attack threat landscape is evolving, and there is a risk that increases in the frequency and severity of cyber-attacks on IGI’s clients could adversely affect IGI’s financial condition and operating results. Any such failure could affect IGI’s operations and could materially adversely affect IGI’s results of operations by requiring it to expend significant resources to correct the defect, as well as by exposing it to litigation or losses not covered by insurance.

IGI’s operations rely on the secure processing, transmission and storage of confidential information in its computer systems and networks and the cloud. IGI’s technologies, systems and networks may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of IGI’s or its insureds’ or reinsureds’ confidential, proprietary and other information, or otherwise disrupt IGI’s or its insureds’, reinsureds’ or other third parties’ business operations, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure and the loss of customers. Although to date IGI has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not suffer such losses in the future. While IGI makes efforts to maintain the security and integrity of its information technology networks and related systems, and it has implemented various measures and an incident response protocol to manage the risk of, or respond to, a security breach or disruption, there can be no assurance that its security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. IGI’s risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats and the outsourcing of some of its business operations. As a result, cyber-security and the continued development and enhancement of IGI’s controls, processes and practices designed to protect IGI’s systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber-threats continue to evolve, IGI may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities.

Although IGI has implemented controls and has taken protective actions to reduce the risk of an enterprise failure and protect against a security breach, such measures may be insufficient to prevent, or mitigate the effects of, a global natural disaster or a cyber-attack on its systems that could result in liability to IGI, cause its data to be corrupted or stolen and cause IGI to commit resources, management time and money to prevent or correct those failures.

Employee or agent negligence, error or misconduct may be difficult to detect and prevent, and certain failures, including internal or external fraud, operational errors, systems malfunctions, or cyber-security incidents, could materially adversely affect IGI’s operations.

Losses arising from employee or agent negligence, error or misconduct may result from, among other things, dealings with third party brokers, fraud, errors, failure to document transactions properly or obtain proper internal authorization, or failure to comply with regulatory requirements. It is not always possible for IGI to deter or prevent employee or agent misconduct and the precautions taken to prevent and detect this activity may not be effective in all cases. Resultant losses could have a material adverse effect on IGI’s business, results of operations and financial condition.

IGI’s business depends on its ability to process a large number of increasingly complex transactions. If any of IGI’s operational, accounting, or other data processing systems fail or have other significant shortcomings, IGI could be materially adversely affected. Similarly, IGI depends on its employees and could be materially adversely affected if one or more of its employees causes a significant operational breakdown or failure, either as a result of human error, intentional sabotage or fraudulent manipulation of its operations or systems. Third parties with whom IGI does business, including vendors that provide services or security solutions for its operations, could also be sources of operational and information security risk to IGI, including from breakdowns, failures, or capacity constraints of their own systems or employees. Any of these occurrences could diminish IGI’s ability to operate its business, or cause financial loss, potential liability to insureds, inability to secure insurance, reputational damage or regulatory intervention, which could materially adversely affect IGI.

In addition, IGI’s computer systems and network infrastructure present security risks and could be susceptible to hacking, computer viruses, data breaches, or ransomware attacks. Any such failure could affect IGI’s operations and could materially adversely affect its results of operations by requiring IGI to expend significant resources to correct the defect, as well as by exposing IGI to litigation or losses not covered by insurance. Although IGI has business continuity plans and other safeguards in place, its business operations may be materially adversely affected by significant and widespread disruption to its physical infrastructure or operating systems and those of third party service providers that support its business.

Disruptions or failures in the physical infrastructure or operating systems that support IGI’s business and customers, or cyber-attacks or security breaches of the networks, systems or devices that IGI’s customers use to access its products and services, could result in customer attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect IGI’s financial condition or results of operations.

IGI’s operating results may be adversely affected by an unexpected accumulation of attritional losses.

In addition to IGI’s exposures to catastrophes and other large losses as discussed above, IGI’s operating results may be adversely affected by unexpectedly large accumulations of attritional losses. Attritional losses are defined as losses from claims excluding catastrophes and large one-off claims. IGI seek to manage this risk by using appropriate underwriting processes to guide the pricing, terms and acceptance of risks. These processes, which may include pricing models, are intended to ensure that premiums received are sufficient to cover the expected levels of attritional losses and a contribution to the cost of catastrophes and large losses where necessary. However, it is possible that IGI’s underwriting approaches or IGI’s pricing models may not work as intended and that actual losses from a class of risks may be greater than expected. IGI’s pricing models are also subject to the same limitations as the models used to assess IGI’s exposure to catastrophe losses noted above. Accordingly, these factors could adversely impact IGI’s business, financial condition and/or results of operations.

IGI is dependent on the use of third party software and data, and any reduction in third party product quality or any failure to comply with IGI’s licensing requirements could have a material adverse effect on IGI’s business, financial condition or results of operations.

IGI relies on third party software and data in connection with IGI’s underwriting, claims, investment, accounting and finance activity. IGI depends on the ability of third party software and data providers to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. Third party software and data IGI uses may become obsolete or incompatible with versions of products that it will be using in the future, or may lead to temporary or permanent data loss when upgraded to newer versions.

IGI anticipates that it will continue to rely on such third party software in the future. Although IGI believes that there are commercially reasonable alternatives to the third party software it currently licenses, this may not always be the case, or it may be difficult or costly to replace such software. In addition, integration of new third party software may require significant work and require substantial investment of IGI’s time and resources. IGI’s use of additional or alternative third party software would require it to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third party software cannot be eliminated, and these risks could negatively affect IGI’s business.

IGI also monitors its use of third party software and data to comply with applicable licence requirements. Despite IGI’s efforts, such third parties may challenge IGI’s use of such software and data, resulting in loss of rights or costly legal actions. IGI’s business could be materially adversely affected if IGI is not able, on a timely basis, to effectively replace the functionality provided by software or data that becomes unavailable or fails to operate effectively for any reason. Any of the foregoing could have a material adverse effect on IGI’s results of operations.

If IGI is unable to keep pace with the technological advancements in the insurance industry, its ability to compete effectively could be impaired.

IGI is committed to developing and maintaining information technology systems that will allow its insurance subsidiaries to compete effectively. There can be no assurance that the development of current technology for future use will not result in IGI being competitively disadvantaged, especially with those carriers that have greater resources. If IGI is unable to keep pace with the advancements being made in technology, its ability to compete with other insurance companies who have advanced technological capabilities will be negatively affected. Further, if IGI is unable to effectively execute and update or replace its key legacy technology systems as they become obsolete or as emerging technology renders them competitively inefficient, IGI’s competitive position and cost structure could be adversely affected.

Compliance with laws and regulations governing the processing of personal data and information may impede IGI’s services or result in increased costs. The failure to comply with such data privacy laws and regulations could result in material fines or penalties imposed by data protection or financial services conduct regulators and/or awards of civil damages and any data breach may have a material adverse effect on IGI’s reputation, results of operations or financial condition, or have other adverse consequences.

IGI’s business relies on the processing of data in many jurisdictions and the movement of data across national borders. The collection, storage, handling, disclosure, use, transfer and security of personal information that occurs in connection with IGI’s business is subject to federal, state and foreign data privacy laws. These legal requirements are not uniform and continue to evolve, and regulatory scrutiny in this area is increasing around the world. In many cases, these laws apply not only to third party transactions, but also to transfers of information among IGI and its subsidiaries. Privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements.

The General Data Privacy Regulation (the “GDPR”) came into force throughout the European Union (the “E.U.”) in May 2018 and has extra-territorial effect. It requires all companies processing data of E.U. citizens to comply with the GDPR, regardless of the company’s location. It also imposes obligations on E.U. companies processing data of non-E.U. citizens. The GDPR imposes new requirements regarding the processing of personal data and confers new rights on data subjects including the “right to be forgotten” and the right to “portability” of personal data. The GDPR imposes significant punishments for non-compliance which could result in a penalty of up to 4% of a company’s global annual revenue.

Compliance with the enhanced obligations imposed by the GDPR requires investment in appropriate technical or organizational measures to safeguard the rights and freedoms of data subjects, may result in significant costs to IGI’s business and may require IGI from time to time to further amend certain of its business practices. Enforcement actions, investigations and the imposition of substantial fines and penalties by regulatory authorities as a result of data security incidents and privacy violations increased dramatically during 2018. The enactment of more restrictive laws, rules, regulations, or future enforcement actions or investigations could impact IGI through increased costs or restrictions on its business, and noncompliance could result in regulatory penalties, significant legal liability, and reputational damage and cause IGI to lose business.

In addition, unauthorized disclosure or transfer of sensitive or confidential client or IGI data, whether through systems failure, employee negligence, fraud or misappropriation, by IGI or other parties with whom it does business, could subject IGI to significant litigation, monetary damages, regulatory enforcement actions, fines and criminal prosecution in one or more jurisdictions. Such events could also result in negative publicity and damage to IGI’s reputation and cause IGI to lose business, which could therefore have a material adverse effect on IGI’s results of operations.

IGI is exposed to fluctuations in exchange rates which may adversely affect IGI’s operating results.

IGI is exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than IGI’s functional currency. The currencies in which these transactions are primarily denominated are sterling (GBP) and euro (EUR). As a significant portion of IGI’s transactions are denominated in U.S. dollars, this reduces currency risk. Intra-group transactions are primarily denominated in U.S. dollars.

Part of IGI’s monetary assets and liabilities are denominated in a currency other than the functional currency of IGI and are subject to risks associated with currency exchange fluctuation. IGI reduces some of this currency exposure by maintaining some of its bank balances in foreign currencies in which some of its insurance payables are denominated.

IGI is exposed to changes in exchange rates arising from the mismatch of cash flows due to currency exchange fluctuations.

IGI is also subject to currency translation risk, which arises from the translation into its functional currency for reporting purposes of income from operations conducted in other currencies, which can cause volatility in reported earnings from IGI’s business conducted overseas and translation gains and losses. In preparing its financial statements, IGI’s uses period-end rates to translate all monetary assets and liabilities in foreign currencies in the balance sheet to its functional currency and presentational currency. The non-monetary assets and liabilities, namely unearned premium reserves, loss reserves and deferred acquisition costs, are measured at fair value and translated using the exchange rates as of the date of the measurement of fair value.

IGI writes business on a worldwide basis, and its results of operations may be affected by fluctuations in the value of currencies other than the U.S. Dollar. The primary foreign currencies in which IGI operates are the Euro, the British Pound Sterling, and the Japanese Yen. Changes in foreign currency exchange rates may reduce IGI’s revenues, increase its liabilities and costs and cause fluctuations in the valuation of its investment portfolio. IGI may therefore suffer losses solely as a result of exchange rate fluctuations. In order to mitigate IGI’s exposure to foreign currency fluctuations in its net insurance liabilities, IGI has invested and expects to continue to invest in securities denominated in currencies other than the U.S. Dollar. In addition, IGI may replicate investment positions in foreign currencies using derivative financial instruments. IGI cannot assure you that it will be able to manage these risks effectively or that they will not have an adverse effect on its business, financial condition or results of operations.

The exit of the United Kingdom from the European Union could have a material adverse effect on IGI’s business.

On June 23, 2016, the UK electorate voted in a referendum to leave the EU, commonly referred to as “Brexit”. The UK currently is due to leave the EU on or before January 31, 2020. However, many aspects of the UK’s departure from the EU, and the terms of any future relationship with the EU, remain uncertain. The UK and the EU have agreed a draft text of a withdrawal agreement which would include the application of transitional provisions under which EU law would broadly remain in force in the UK until at least December 2020. There is uncertainty as to whether the withdrawal agreement, which is subject to approval of the UK Parliament, will be entered into. In the absence of the UK and EU entering into the withdrawal agreement there will be no transitional period and the UK will leave the EU on January 31, 2020, unless a further extension is agreed or the UK withdraws its application to leave.

Brexit has adversely affected global financial markets. The uncertainty surrounding the implementation and effect of Brexit could continue to have an adverse effect on markets, including foreign currency markets, and could increase market volatility and illiquidity. The uncertainty could contribute to a decline in equity markets, bond markets, interest rates and property prices.

The terms under which the UK will leave the EU and the nature of the future relationship between the UK and EU remain uncertain. The UK could lose “passporting” rights for UK firms across the EEA and access to the EU’s single market, which could have a detrimental impact on the UK economy. Any negative change in barrier-free access between the UK and EU may affect the ability of IGI to rely on the EU’s market freedoms, in particular free movement of services. If companies based in the UK lose passporting rights throughout the EU as a result of Brexit, IGI has developed contingency plans to ensure that it will continue to be able to provide insurance services throughout Europe. This plan includes setting up a new insurance subsidiary in Belgium, IGI Europe. The application process for this subsidiary is still ongoing. IGI has evaluated the impact on its business in the event that its UK contingency plans are not implemented on a timely basis and IGI became unable to operate business in Europe through its UK operations. As of June 30, 2019, IGI’s UK subsidiary had approximately $8.2 million of European — domiciled direct business measured in terms of gross written premiums (excluding $6.2 million of business in Norway which is a member of the EEA but not the EU). Therefore, IGI has calculated that, based on its business levels at June 30, 2019, IGI’s UK subsidiary had approximately $8.2 million of business which would not be able to be renewed in the event that its UK contingency plans are not implemented on a timely basis.

Depending on the terms of the withdrawal, the U.K. could lose access to the single EU market and to free trade deals with several countries that already have agreements with the EU. Such a decline in trade could affect the attractiveness of the U.K. and impact IGI’s U.K. business. IGI also faces risks associated with the potential uncertainty and consequences related to Brexit, including with respect to volatility in financial markets, exchange rates and interest rates. These uncertainties could increase the volatility of, or reduce, IGI’s investment results in particular periods or over time. Brexit could adversely affect European or worldwide political, economic or market conditions and could contribute to instability in political institutions and regulatory agencies. The regulatory landscape following Brexit also remains uncertain. Brexit could lead to divergence between UK and EU regulatory systems as the UK determines which EU laws and regulations to maintain and which to replace, which could have negative tax, accounting and financial reporting obligations.

Any of these effects of Brexit, and others IGI cannot anticipate, could have a material adverse effect on IGI’s business, results of operations and financial condition.

Intra-group arrangements found not to be on arm’s length terms may adversely affect IGI’s tax charge.

Trading relationships between members of IGI in different jurisdictions will in general be subject to the transfer pricing regimes of the jurisdictions concerned. IGI intends to operate intra-group trading arrangements and relationships on demonstrable and documented arm’s length terms. If, however, such trading arrangements were found not to be on arm’s length terms, adjustments might be required to taxable profits in the relevant jurisdictions, which could lead to an increase in IGI’s overall tax charge; this could have a material adverse effect on IGI’s results of operations and financial condition.

Legislation to adopt these standards has been enacted or is currently under consideration in a number of jurisdictions, including country-by-country reporting. As a result, IGI’s earnings may be subject to income tax, or intercompany payments may be subject to withholding tax, in jurisdictions where they are not currently taxed or at higher rates of tax than currently taxed. The applicable tax authorities could also attempt to apply such taxes to past earnings and payments. Any such additional taxes could materially increase IGI’s effective tax rate. Also, the adoption of these standards may increase the complexity and costs associated with tax compliance and adversely affect IGI’s financial position and results of operations.

Changes in accounting principles and financial reporting requirements could impact IGI’s reported financial results and reported financial condition.

IGI’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards or issue new financial accounting and reporting standards under which IGI prepares its consolidated financial statements. These changes can materially impact the means by which IGI reports financial information, affecting IGI’s results of operations. Also, IGI could be required to apply new or revised standards retroactively.

The impact of unanticipated developments in accounting practices and standards, particularly those that apply to insurance companies, cannot be predicted but may affect the calculation of net earnings, shareholders’ equity and other relevant financial statement line items. In addition, such changes may cause additional volatility in reported earnings, decrease the understandability of IGI’s financial results and affect the comparability of its reported results with the results of others.

The preparation of consolidated financial statements requires IGI to make many estimates and judgments that affect the reported amounts of assets, liabilities (including claims and claim expense reserves), shareholders’ equity, revenues and expenses, and related disclosures. IGI bases its estimates on historical experience, where possible, and on various other assumptions it believes to be reasonable under the circumstances, which form the basis for its judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. IGI’s judgments and estimates may not reflect its actual results. IGI utilizes actuarial models as well as historical insurance industry loss development patterns to establish its claims and claim expense reserves. Actual claims and claim expenses paid may deviate, perhaps materially, from the estimates reflected in its financial statements.

Additionally, IGI’s internal controls over financial reporting may have gaps or other deficiencies and there is no guarantee that significant deficiencies or material weaknesses in internal controls may not occur in the future. Any such gaps or deficiencies may require significant resources to remediate and may also expose IGI to litigation, regulatory fines or penalties, or other losses. Inadequate process design or a failure in operating effectiveness could result in a material misstatement of IGI’s financial statements due to, but not limited to, poorly designed systems, changes in end-user computing, poorly designed IT reports, ineffective oversight of outsourced processes, failure to perform relevant management reviews, accounting errors or duplicate payments, any of which could result in a restatement of financial accounts.

If actual renewals of IGI’s existing policies and contracts do not meet expectations, IGI’s gross written premiums in future fiscal periods and IGI’s future operating results could be materially adversely affected.

A majority of IGI’s insurance policies and reinsurance contracts are for a one-year term. IGI makes assumptions about the renewal rate and pricing of the prior year’s policies and contracts in IGI’s financial forecasting process. If actual renewals do not meet expectations, IGI’s gross written premiums in future fiscal periods and IGI’s future operating results and financial condition could be materially adversely affected.

IGI may be adversely impacted by inflation.

IGI monitors the risk that the principal markets in which it operates could experience increased inflationary conditions, which would, among other things, cause loss costs to increase, and impact the performance of its investment portfolio. IGI believes the risk of inflation across its key markets is increasing. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered to be long-tail in nature, as they require a relatively long period of time to finalize and settle claims. Changes in the level of inflation also result in an increased level of uncertainty in IGI’s estimation of loss reserves, particularly for specialty long-tail segment lines of business. The onset, duration and severity of an inflationary period cannot be estimated with precision.

IGI’s efforts to expand in targeted geographical markets and lines of business may not be successful and may create enhanced risks.

A number of IGI’s planned business initiatives involve expanding in targeted geographical markets and lines of business. To develop new markets and business lines, IGI may need to make substantial capital and operating expenditures, which may adversely affect its results in the near term. In addition, the demand for IGI’s products in new markets and lines of business may not meet IGI’s expectations. To the extent IGI is able to expand in new markets and business lines, its risk exposures may change and the data and models IGI uses to manage such exposures may not be as sophisticated as those IGI uses in existing markets and business lines. This, in turn, could lead to losses in excess of expectations. Moreover, IGI is considering setting up new offices and increasing staff at existing offices as part of its growth strategy. Such growth, which may include hiring additional underwriters, could make it more difficult for IGI to monitor and enforce compliance with internal underwriting authorities, limits and controls. IGI cannot be certain that it will be successful or identify attractive targets in these new markets.

The announcement of the Business Combination may adversely affect the business, financial condition and results of operations of IGI.

IGI is subject to business uncertainties and contractual restrictions while the Business Combination is pending and uncertainty about the effect of the Business Combination on IGI’s employees and the brokers, insurers, cedants, customers and other third parties with whom IGI has a business relationship may have an adverse effect on the business, operations and financial condition regardless of whether or not the Business Combination is completed. These risks include the following, all of which could be exacerbated by a delay in the completion of the Business Combination:

•        IGI’s ratings may be adversely affected, which could have an adverse effect on business, financial condition and operating results;

•        Brokers, insurers, cedants, customers and other third parties with whom IGI has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with IGI as a result of the Business Combination, which could negatively affect IGI’s revenues, earnings and cash flows;

•        The manner in which brokers, insurers, cedants and other third parties perceive IGI may be negatively impacted, which in turn could affect IGI’s ability to compete for or write new business or obtain renewals in the marketplace;

•        Current and prospective employees may experience uncertainty about their future roles with IGI, which might adversely affect IGI’s ability to attract and retain employees who generate and service IGI’s business;

•        Time and resources committed by IGI management to matters relating to the Business Combination could otherwise have been devoted to IGI’s existing business or to pursuing other beneficial opportunities; and

•        IGI could be subject to litigation related to the Business Combination, including litigation related to any failure to complete the Business Combination or related to any enforcement proceeding commenced against IGI to perform its obligations under the Business Combination Agreement.

In addition, IGI expects to pay significant costs relating to the Business Combination, such as financial, legal, accounting, advisory and printing fees, whether or not the Business Combination is completed.

FORWARD-LOOKING STATEMENTS

Pubco, IGI and Tiberius believe that some of the information in this proxy statement/prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•        discuss future expectations;

•        contain projections of future results of operations or financial condition; or

•        state other “forward-looking” information.

Pubco, IGI and Tiberius believe it is important to communicate their expectations to their security holders. However, there may be events in the future that they are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Pubco, IGI or Tiberius in such forward-looking statements, including among other things:

•        the number and percentage of Tiberius’s public stockholders voting against the Business Combination Proposal and/or seeking redemption;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        Pubco’s ability to satisfy the listing criteria of the Nasdaq Capital Market and to maintain the listing of its securities on the Nasdaq Capital Market following the Business Combination;

•        changes adversely affecting the business in which IGI is engaged;

•        management of growth;

•        general economic conditions;

•        IGI’s business strategy and plans; and

•        the result of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements included herein attributable to any of Tiberius, IGI or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Tiberius and IGI undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Before a stockholder grants its proxy or instructs how its vote should be cast or vote on the Business Combination Proposal, the Incentive Compensation Plan Proposal, the Share Issuance Proposal or the Adjournment Proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Tiberius, Pubco and/or IGI.

SPECIAL MEETING OF TIBERIUS STOCKHOLDERS

General

Tiberius is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by its board of directors for use at the Special Meeting of Tiberius stockholders to be held on           , 2020, and at any adjournment or postponement thereof. This proxy statement/prospectus provides Tiberius’s stockholders with information they need to know in order to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on           , 2020 at 10:00 a.m., eastern time, at the offices of Ellenoff Grossman & Schole LLP, counsel to Tiberius, at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105.

Purpose of the Tiberius Special Meeting

At the Special Meeting, Tiberius is asking holders of Tiberius Common Stock to:

•        consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination contemplated by the Business Combination Agreement (the Business Combination Proposal);

•        consider and vote upon a proposal to approve the adoption of the 2020 Plan (the Incentive Compensation Plan Proposal);

•        consider and vote upon a proposal to approve the issuance of 20% or more of the issued and outstanding Tiberius Common Stock in connection with the financing related to the proposed Business Combination (the Share Issuance Proposal); and

•        consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated votes at the time of the Special Meeting, Tiberius would not have been authorized to consummate the Business Combination (the Adjournment Proposal).

Recommendation of the Tiberius Board of Directors

The board of directors of Tiberius has unanimously determined that the Business Combination Proposal is fair to and in the best interests of Tiberius and its stockholders; has unanimously approved the Business Combination Proposal; and unanimously recommends that stockholders vote “FOR” the Business Combination Proposal; “FOR” the Incentive Compensation Plan Proposal; “FOR” the Share Issuance Proposal; and “FOR” the Adjournment Proposal if one is presented to the meeting.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

Tiberius has fixed the close of business on           , 2020, as the “record date” for determining Tiberius stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on 2020, the Record Date, there were 21,562,500 shares of Tiberius Common Stock outstanding and entitled to vote. Each share of Tiberius Common Stock is entitled to one vote per share at the Special Meeting.

Pursuant to agreements with Tiberius, the 4,337,500 shares of Tiberius Common Stock held by the Tiberius Initial Stockholders, and any shares of Tiberius Common Stock acquired in the aftermarket by such stockholders, will be voted in favor of the Business Combination Proposal. Such holders have indicated that they also intend to vote their shares in favor of the other proposals presented at the Special Meeting.

Quorum

The presence, in person or by proxy, of a majority of all the outstanding shares of Tiberius Common Stock entitled to vote constitutes a quorum at the Special Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but proxies relating to “street name” shares that are returned to Tiberius but marked by brokers as “not voted” will not be treated as shares present for purposes of determining the presence of a quorum for all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. If a stockholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal and the Incentive Compensation Plan Proposal.

Vote Required

The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of all the outstanding shares of Tiberius Common Stock entitled to vote. The approval of each of the Incentive Compensation Plan Proposal, the Share Issuance Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Tiberius Common Stock entitled to vote and represented in person or by proxy at the Special Meeting. Assuming a quorum is established, abstentions and broker non-votes will have the same effect as voting against the Business Combination Proposal, but will have no effect on the other proposals.

Voting Your Shares

Each share of Tiberius Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of Tiberius Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of Tiberius Common Stock at the Special Meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Tiberius board “FOR” the Business Combination Proposal, the Incentive Compensation Plan Proposal, the Share Issuance Proposal and the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

You Can Attend the Special Meeting and Vote in Person.    You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Tiberius can be sure that the broker, bank or nominee has not already voted your shares.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Tiberius can be sure that the broker, bank or nominee has not already voted your shares.

Stock Ownership of and Voting by Tiberius Directors and Officers

Current Tiberius directors and officers beneficially own an aggregate of 4,337,500 shares of Tiberius Common Stock. Each current director and officer of Tiberius has agreed to vote their shares of Tiberius Common Stock in favor of the Business Combination Proposal.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Tiberius’s secretary, in writing, before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of Tiberius Common Stock, you may call Andrew Poole of Tiberius at (504) 754-6671 or Saratoga Proxy Consulting LLC, Tiberius’s proxy solicitor, at 888-368-0379.

Redemption rights

Holders of public shares may require that Tiberius redeem their shares, regardless of whether they vote for or against the Business Combination Proposal. Any stockholder holding public shares as of the record date may demand that Tiberius redeem such shares for a full pro rata portion of the Trust Account (which was $10. per share as of               , 2020, the record date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, Tiberius will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Tiberius’s Sponsor, officers and directors will not have redemption rights with respect to any shares of Tiberius Common Stock owned by them, directly or indirectly.

Tiberius stockholders who seek to redeem their public shares are required to vote either for or against the Business Combination Proposal in order to exercise their redemption rights. In addition to voting on the Business Combination Proposal, holders demanding redemption are also required to (A) check the box on their proxy card, (B) submit their request in writing to Continental Stock Transfer & Trust Company, Tiberius’s transfer agent, and (C) deliver their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to Tiberius’s transfer agent no later than 5:00 p.m. Eastern Time on               , 2020 (two (2) business days prior to the Special Meeting). If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to convert such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Tiberius’s public stockholders who elected to exercise their redemption rights will not be entitled to convert their shares into a full pro rata portion of the Trust Account, as applicable. Tiberius will thereafter promptly return any shares delivered by public holders. In such case, holders may only share in the assets of the Trust Account upon the liquidation of Tiberius. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors. If Tiberius would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares, or if the Minimum Cash Condition is not satisfied as a result of the holders of public shares properly demanding redemption of their shares, Tiberius will not be able to consummate the Business Combination.

The closing price of Tiberius Common Stock on the Record Date was $ . The cash held in the Trust Account on such date was approximately $ (approximately $10. per public share). Prior to exercising redemption rights, stockholders should verify the market price of Tiberius Common Stock as they may receive higher proceeds from the sale of their Tiberius Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Tiberius cannot assure its stockholders that they will be able to sell their shares of Tiberius Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Tiberius Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal, and deliver your stock certificate (either physically or electronically) to Tiberius’s transfer agent prior to the vote at the meeting, and the Business Combination is consummated.

Appraisal Rights

None of the stockholders, unit holders, or warrant holders of Tiberius have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs

Tiberius is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Tiberius and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Tiberius will bear the cost of the solicitation.

Tiberius has hired Saratoga Proxy Consulting LLC to assist in the proxy solicitation process.

Tiberius will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Tiberius will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION PROPOSAL

General

Holders of Tiberius Common Stock are being asked to approve and adopt the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Tiberius stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “— The Business Combination Agreement and Related Agreements” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because Tiberius is holding a stockholder vote on the Business Combination, Tiberius may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of all of the outstanding shares of Tiberius Common Stock entitled to vote.

The Business Combination Agreement and Related Agreements

The subsections that follow this subsection describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. Stockholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel), because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, which may be updated prior to the closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Business Combination Agreement

General Terms, Effects and Consideration

On October 10, 2019, Tiberius entered into the Business Combination Agreement (the “Business Combination Agreement”) with Lagniappe Ventures LLC, a Delaware limited liability company (the “Sponsor”), in the capacity as the representative from and after the closing of the Business Combination (as defined below) (the “Closing”) for the stockholders of Tiberius (other than the Sellers (as defined below)) (the “Purchaser Representative”), International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (“IGI”), and Wasef Jabsheh (“Jabsheh”), in the capacity as the representative (the “Seller Representative”) for the holders of IGI’s outstanding common shares that execute and deliver Share Exchange Agreements (as defined below) in connection with the Business Combination (the “Sellers”), to which a newly-formed Bermuda exempted company (“Pubco”) and its newly-formed wholly-owned subsidiary organized in Delaware (“Merger Sub”) became parties thereto pursuant to joinder agreements entered into after the date thereof.

In connection with the Business Combination Agreement, certain shareholders of IGI holding approximately 99% of the issued and outstanding capital shares of IGI have entered into Share Exchange Agreements with IGI, Tiberius and the Seller Representative, pursuant to which Pubco became a party upon execution of a joinder thereto (each, an “Share Exchange Agreement”), and other shareholders of IGI may enter into Share Exchange Agreements after the date of the Business Combination Agreement and prior to the Closing.

Pursuant to the Business Combination Agreement and the Share Exchange Agreements, subject to the terms and conditions set forth therein, at the Closing (a) Tiberius will merge with and into Merger Sub, with Tiberius continuing as the surviving entity (the “Merger”), and with all holders of Tiberius securities receiving substantially identical securities of Pubco, and (b) Pubco will acquire all or substantially all of the issued and outstanding capital shares of IGI (the “Purchased Shares”) from the Sellers in exchange for a mix of cash and common shares of Pubco, with IGI becoming a subsidiary of Pubco (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares (the “Transaction Consideration”) will be equal to (i) the sum of (the “Adjusted Book Value”) (A) the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing (the “Book Value”), plus (B) the amount of IGI’s out-of-pocket transaction expenses which reduced the Book Value from what it would have been if such expenses had not been incurred, multiplied by (ii) 1.22, and multiplied by (iii) a fraction equal to (A) the total number of Purchased Shares divided by (B) the total number of issued and outstanding IGI common shares as of the Closing.

$80.0 million of the Transaction Consideration will be paid in cash (the “Cash Consideration”), with each Purchased Share acquired for cash paid based on a value equal to two times Adjusted Book Value per share. The Purchased Shares paid with the Cash Consideration will be allocated among the Sellers based on an agreed upon formula, with Wasef Jabsheh receiving $65.0 million of the Cash Consideration, Mr. Jabsheh’s family members receiving no Cash Consideration and the remaining Sellers receiving the remaining $15.0 million pro rata based on the Purchased Shares owned by each such remaining Seller.

The remaining Transaction Consideration will be paid by Pubco to the Sellers by delivery of newly issued common shares of Pubco (the “Exchange Shares”) equal in value to the Transaction Consideration less the Cash Consideration (the “Equity Consideration”), with each Exchange Share valued at the price per share (the “Redemption Price”) at which each share of Tiberius Common Stock is redeemed pursuant to the redemption by Tiberius of shares of Tiberius Common Stock from its public stockholders in connection with the Business Combination, as required by its amended and restated certificate of incorporation and Tiberius’s initial public offering prospectus (the “Redemption”). The Exchange Shares will be allocated among the Sellers pro rata based on the total number of Purchased Shares held by them after deducting the number of Purchased Shares paid for with the Cash Consideration.

A number of Exchange Shares otherwise issuable to the Sellers at the Closing equal to 2.5% of the Transaction Consideration (the “Escrow Shares”) will be set aside in escrow and delivered to Continental Stock Transfer & Trust Company (or such other escrow agent reasonably acceptable to Tiberius and IGI), as escrow agent (the “Escrow Agent”), at the Closing, with such Escrow Shares, and any dividends, distributions or other earnings thereon, to be used as the sole source of remedy available to Pubco for any post-closing Transaction Consideration negative adjustments. The Escrow Shares will be allocated among the Sellers pro rata based on the number of Exchange Shares received by each Seller, and while held in escrow, each Seller will have voting rights on the Escrow Shares based on such allocation. The Transaction Consideration to be paid by Pubco at the Closing will be based on an estimate of the most current month-end Adjusted Book Value at the Closing and subject to a post-Closing true-up. If the true-up results in a decrease in the Transaction Consideration, such true-up will be paid to Pubco by delivery of the Escrow Shares (which will be effectively cancelled by Pubco) and other escrow property based on a price per share equal to the Redemption Price. If the true-up results in an increase in the Transaction Consideration, such true-up will be paid by Pubco by delivery of additional Exchange Shares based on a price per share equal to the Redemption Price (and without a cap on the number of additional Exchange Shares to be issued). Upon the final determination of the true-up, any remaining Escrow Shares or other escrow property will be delivered to the Sellers.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by Tiberius and IGI as of the date of such agreement (or other specific dates) and as of the Closing, and by Pubco as of the date that it executed and delivered the joinder to become party thereto (or other specific dates) and as of the Closing. Such representations and warrants are made solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect, knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. The representations and warranties made by Tiberius, IGI and Pubco are customary for transactions similar to the Business Combination.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) Tiberius’s public filings; (4) no solicitation of, or entering into, any alternative competing transactions; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers; (12) use of trust proceeds after the Closing; (13) the equity financing commitments and warrant purchase agreement entered into by Tiberius at or prior to the date of the Business Combination Agreement; (14) the delisting and registration of Tiberius securities from NASDAQ and the SEC after the Closing; (15) obtaining new employment agreements from specified members of senior management of IGI and its subsidiaries; (16) the listing of the Pubco common shares on NASDAQ; and (17) the adoption of a new equity incentive plan for Pubco, with a number of awards thereunder equal to 10% of the number of issued and outstanding shares of Pubco immediately after the Closing.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of 7 directors, 2 persons designated by Tiberius prior to the Closing, at least one of whom qualifies as an independent director under applicable NASDAQ rules, and 5 persons designated by IGI prior to the Closing, at least two of whom qualify as independent directors under applicable NASDAQ rules, with such Pubco board to be classified with each director serving three year terms (other than the initial term after the Closing).

Tiberius and Pubco also agreed to prepare, with the assistance of IGI, and use their commercially reasonable efforts to file a registration statement on Form F-4 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of securities of Pubco to the holders of the Tiberius securities and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of Tiberius for the matters relating to the Business Combination to be acted on at the Special Meeting of the shareholders of Tiberius and providing such holders an opportunity to participate in the Redemption. Tiberius agreed that it will include in the proxy statement the recommendation of its board of directors to approve the Business Combination Agreement and the Business Combination, and will use its best efforts to obtain the approvals of its shareholders for the Business Combination and other required matters, and will not change its recommendation.

IGI also agreed to use its commercially reasonable efforts during the Interim Period to deliver to Pubco and Tiberius additional Share Exchange Agreements from its shareholders who did not do so at the time of the signing of the Business Combination Agreement, although the Closing is not conditioned upon receiving Share Exchange Agreements from 100% of IGI’s shareholders.

Survival

The representations and warranties of the parties terminate as of and do not survive the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreements shall survive until fully performed.

Conditions to Closing

The obligations of the parties to consummate the Business Combination are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the transactions contemplated thereby and related matters by the requisite vote of Tiberius’s shareholders; (ii) receipt of specified requisite consents from governmental authorities to consummate the Business Combination; (iii) no law or order preventing or prohibiting the Business Combination; (iv) no pending litigation brought by a governmental authority to enjoin the consummation of the Closing; (v) Tiberius having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any equity financing; (vi) the election or appointment of members to Pubco’s board of directors as described above; (vii) the shareholders of Pubco having adopted an amended and restated bye-laws of Pubco in a form to be agreed upon prior to the Closing by Tiberius and IGI, based on a form attached as an exhibit to the Business Combination Agreement; (ix) receipt by IGI and Tiberius of reasonably satisfactory evidence that Pubco qualifies as a foreign private issuer; (x) the effectiveness of the Registration Statement; and (xi) the Pubco common shares shall have been approved for listing on the Nasdaq Capital Market, subject only to notice of issuance.

In addition, unless waived by IGI, the obligations of IGI, Pubco and Merger Sub to consummate the Business Combination are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Tiberius being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) Tiberius having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Tiberius since the date of the Business Combination Agreement which is continuing and uncured; (iv) Tiberius having at least $100.0 million in cash and cash equivalents, including funds in the Trust Account and from any equity financing, at the Closing after giving effect to the Redemption, but prior to the payment of any expenses or other liabilities (the “Minimum Cash Condition”); (v) the Sponsor Share Letter (as described below) being in full force and effect and the Sponsor will have made the transfers required thereunder; (vi) receipt by IGI and Pubco of (A) a Registration Rights Agreement in substantially the form attached as an exhibit to the Business Combination Agreement (the “Registration Rights Agreement”), duly executed by the Purchaser Representative, (B) an amendment to Tiberius’s registration rights agreement that it entered into with the Sponsor and certain other shareholders at the time of its initial public offering in substantially the form attached as an exhibit to the Business Combination (the “Founder Registration Rights Agreement Amendment”), duly executed by Tiberius and the holders of a majority of the Registrable Securities thereunder, and (C) an Escrow Agreement for the Escrow Shares among Pubco, the Purchaser Representative, the Seller Representative and the Escrow Agent, in form and substance consistent with the Business Combination Agreement and otherwise reasonably acceptable to the parties (the “Escrow Agreement”), duly executed by the Purchaser Representative and the Escrow Agent; (vii) receipt by IGI of written resignations from the directors and officers of Tiberius; (viii) the funds in the Trust Account shall have been disbursed in accordance with the requirements of the Business Combination Agreement; and (ix) the Sellers shall have received reasonable evidence of the payment of the Cash Consideration and a copy of irrevocable instructions of Pubco (or the Purchaser Representative on its behalf) to Pubco’s transfer agent to issue the Exchange Shares (including the Escrow Shares) specified in the Business Combination Agreement.

The Subscription Agreements, Backstop Subscription Agreements, Waiver Agreement and Underwriting Agreement Amendment (as each is described below), together with the forward purchase contracts that Tiberius entered into at the time of its initial public offering and redemption waiver arrangements that Tiberius previously entered into with Church Mutual Insurance Company and Allen Bradley, are sufficient commitments to meet the Minimum Cash Condition, even if all other Tiberius public stockholders redeem their shares in the Redemption.

Unless waived by Tiberius, the obligations of Tiberius to consummate the Business Combination are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of IGI, Pubco and Merger Sub being true and correct as of the date of the Business Combination Agreement (or with respect to Pubco and Merger Sub, the date of their respective joinder agreements) and as of the Closing (subject to Material Adverse Effect); (ii) IGI, Pubco and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Pubco, IGI and IGI’s subsidiaries, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured; (iv) the

Non-Competition Agreement (as described below) and each Lock-Up Agreement (as described below) being in full force and effect; (v) Tiberius having received duly executed Share Exchange Agreements from IGI shareholders holding at least 90% of the issued and outstanding IGI common shares, and the closings thereunder shall have been consummated simultaneously with the Closing; (vi) receipt by Tiberius of (A) the Registration Rights Agreement, duly executed by Pubco and the Sellers, (B) the Founders Registration Rights Agreement Amendment, duly executed by Pubco, and (C) the Escrow Agreement, duly executed by Pubco, the Seller Representative and the Escrow Agent; (vii) receipt by Tiberius of the evidence of the termination and full satisfaction as of the Closing of any outstanding options, warrants or other convertible securities of IGI; and (viii) receipt by Tiberius of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among other reasons: (i) by mutual written consent of Tiberius and IGI; (ii) by either Tiberius or IGI if the Closing has not occurred on or prior to March 15, 2020 (the “Outside Date”) (provided, that if Tiberius seeks and obtains from its shareholders an extension of its deadline to consummate its initial business combination, Tiberius will have the right to extend the Outside Date for a period equal to the shorter of 3 months and the time period until such extended deadline to consummate its initial business combination), and the failure of the Closing to occur by such date was not caused by or the result of a breach of the Business Combination Agreement by such terminating party (or with respect to IGI, Pubco or Merger Sub), (iii) by either Tiberius or IGI if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable; (iv) by IGI for Tiberius’s uncured breach of the Business Combination Agreement, such that the related closing condition would not be met; (v) by Tiberius for the uncured breach of the Business Combination Agreement by IGI, Pubco or Merger Sub, such that the related closing condition would not be met; (vi) by Tiberius if there has been a Material Adverse Effect with respect to Pubco, IGI and IGI’s subsidiaries, taken as a whole, since the date of the Business Combination Agreement which is uncured and continuing; (vii) by either Tiberius or IGI if Tiberius holds its shareholder meeting to approve the Business Combination Agreement and the Business Combination and such approval is not obtained; or (viii) by IGI if Tiberius’s board of directors publicly changes its recommendation to Tiberius’s stockholders to vote in favor of the Business Combination Agreement and the Business Combination.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver and Non-Recourse

IGI, Pubco and Merger Sub agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

The parties agreed that all claims or actions that may be based upon, arise out of or relate to the Business Combination Agreement or any of the ancillary documents may only be made against the parties to the Business Combination Agreement and not against any of their past, present or future directors, officers, employees, members, managers, partners, affiliates, agents, attorneys or representatives.

Purchaser Representative and Seller Representative

The Sponsor is serving as the Purchaser Representative under the Business Combination Agreement, and in such capacity will represent the interests of Tiberius’s and Pubco’s stockholders after the Closing (other than the Sellers) with respect to certain matters under the Business Combination Agreement, including the determination of any Transaction Consideration adjustments after the Closing. Wasef Jabsheh is serving as the Seller Representative under the Business Combination Agreement, and in such capacity will represent the interests of the Sellers with respect to certain matters under the Business Combination Agreement, including the determination of any Transaction Consideration adjustments after the Closing.

Governing Law and Arbitration

The Business Combination Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof). Any disputes under the Business Combination Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the International Chamber of Commerce, to be held in New York County, State of New York.

Illustration of Transaction Consideration and Post-Closing Pubco Ownership

A calculation detailing the hypothetical per share consideration to be received by holders of IGI securities pursuant to the Business Combination Agreement, calculated using the consolidated book value of IGI and its subsidiaries at June 30, 2019, estimating the redemption price of Tiberius Common Stock in March 2020 and assuming 100% of IGI’s shareholders participate in the transaction, is provided in the table below:

($) in millions
IGI Book Value as of June 30, 2019(1)	$308.6
Plus IGI Transaction Expenses that Reduced Book Value(2)	0.0
Adjusted Book Value	$308.6
Multiply by 1.22	$376.5
Multiplied by Percentage of IGI Shareholders Who Are Expected to Execute Exchange Agreements (assuming all of IGI’s shareholders sign)	100%
Transaction Consideration	$376.5
Minus Cash Consideration(3)	$80.0
Equity Consideration	$296.5
Divided by the Redemption Price of Tiberius Public Shares (estimated as of an anticipated closing date of the Business Combination in March 2020)	$10.45
Number of Exchange Shares	28,372,900
Number of Escrow Shares (2.5% of Transaction Consideration divided by Redemption Price of Tiberius Public Shares)	900,710

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(1)      For the purpose of this illustration, we are using the consolidated book value of IGI and its subsidiaries as of June 30, 2019.

(2)      Transaction expenses incurred as of June 30, 2019 were $35,343.

(3)      The Purchased Shares acquired by Pubco with the Cash Consideration will be allocated among the Sellers based on an agreed upon formula, with Wasef Jabsheh receiving $65,000,000 of the Cash Consideration, Mr. Jabsheh’s family members receiving no Cash Consideration and the remaining Sellers receiving the remaining $15,000,000 pro rata based on the Purchased Shares owned by each such remaining Seller.

The table below illustrates the number of Pubco shares to be issued to IGI and Tiberius security holders and their respective ownership percentages subsequent to the Business Combination assuming no redemptions and maximum redemptions and based on an anticipated closing date in March 2020 calculated using the actual book value of IGI as of June 30, 2019 and assuming that 100% of IGI shareholders participate in the transaction. The number of shares and ownership percentages listed below are based on an estimated redemption price of $10.45 as of the anticipated closing date. Accordingly, these numbers may change if the redemption price at closing is different from the assumed redemption price used in the analysis or if the actual book value on the month end prior to the Closing differs from the book value at June 30, 2019.

	No Redemption	% Owned	Maximum Redemption	% Owned
Tiberius Public Shareholder Shares	17,250,000	33.1%	2,852,700	7.2%
Tiberius Sponsor Shares	1,300,000	2.5%	3,260,784	8.2%
PIPE Shares (including forward purchase commitment shares)	5,214,883	10.0%	5,369,538	13.4%
Former IGI Shareholder Shares(1)(2)(3)	28,372,900	54.4%	28,372,900	71.2%
Total	52,137,783	100.0%	39,855,922	100.0%

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(1)      Assuming holders of 100% of the outstanding shares of IGI immediately prior to the Business Combination execute Share Exchange Agreements.

(2)      Includes escrow shares to be issued pursuant to the Business Combination Agreement.

(3)      Does not include any awards under the compensation plan to be approved at the Special Meeting.

The table below illustrates the per share consideration that will be paid for each share of Tiberius and IGI common stock, respectively, that is exchanged (assuming an anticipated closing date of March 2020, no Tiberius shareholder redemptions, 100% IGI shareholder participation and using the actual book value of IGI as of June 30, 2019).

Security Exchanged	Consideration
1 Tiberius share	1 Pubco share
1 IGI share sold for cash	$4.61
1 IGI share exchanged for shares	0.243 Pubco shares

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as part of Annex A. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Share Exchange Agreements

In connection with the Business Combination Agreement, certain shareholders of IGI holding approximately 99% of the issued and outstanding capital shares of IGI have entered into Share Exchange Agreements, and other shareholders of IGI may enter into Share Exchange Agreements prior to the Closing. Under the Share Exchange Agreements, each Seller thereto agreed to sell to Pubco its Purchased Shares in exchange for its portion of the Transaction Consideration under the Business Combination Agreement (less such Seller’s portion of the Escrow Shares), the consummation of such purchase and sale of Purchased Shares to occur simultaneously with the Closing. There are no rights to terminate a Share Exchange Agreement, except that each Share Exchange Agreement will automatically terminate upon termination of the Business Combination Agreement.

Each Seller made certain limited representations and warranties to IGI, Tiberius and Pubco in its Share Exchange Agreement, and acknowledged and consented to the terms of the Business Combination Agreement and approved IGI’s execution, delivery and performance of the Business Combination Agreement and ancillary documents and the consummation of the transactions contemplated thereby. Each Seller agreed that such Seller and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). Each Seller, on behalf of itself and its affiliates, also provided a general release of IGI and its subsidiaries, effective as of the Closing, other than its rights under the Share Exchange Agreement and ancillary documents and certain claims related to employment or service as a director or officer. Each Seller agreed (1) to certain confidentiality obligations, (2) not to publicize the Share Exchange Agreement or ancillary documents, (3) to terminate any outstanding shareholders, voting or registration rights agreements, (4) not to transfer any IGI capital shares unless the transferee executes and delivers a Share Exchange Agreement and any applicable ancillary documents, except that Wasef Jabsheh is only permitted to transfer to his family members or affiliates, (5) not to solicit, or enter into, any alternative competing transactions, (6) not to engage in insider trading and (7) to use its commercially reasonable efforts to consummate the closing under the Share Exchange Agreement and to provide further assurances. The representations, warranties and covenants of each Seller do not survive the closing of the Share Exchange Agreement, except for those covenants to be performed after such closing, which will survive until performed in accordance with their terms. Each Seller also appointed the Seller Representative to serve as its representative under the Business Combination Agreement, its Share Exchange Agreement and ancillary documents to which such Seller is a party.

The Share Exchange Agreement signed by Oman International Development & Investment Company SAOG (“Ominvest”) also gave such Seller certain consent rights over amendments to the Business Combination Agreement. The Share Exchange Agreement signed by Argo also (1) gave such Seller certain consent rights over amendments or waivers to the Business Combination Agreement, the Sponsor Share Letter and the Registration Rights Agreement, (2) limited the Seller release to matters related to its status as an equity holder of IGI and carved out fraud claims, and (3) included certain representations and warranties by Tiberius, IGI, Pubco and the Seller Representative.

Non-Competition Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Wasef Jabsheh, Tiberius, IGI and the Purchaser Representative entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreement”) to which Pubco became a party after the date thereof by executing and delivering a joinder thereto, in favor of Tiberius, Pubco, IGI and their respective successors, affiliates and subsidiaries (collectively, the “Covered Parties”) relating to the Covered Parties’ business after the Closing, such Non-Competition Agreement to become effective upon the consummation of the Business Combination. Under the Non-Competition Agreement, for a period of three (3) years after the Closing (the “Restricted Period”), Wasef Jabsheh and his controlled affiliates will not, without Pubco’s prior written consent, anywhere in Asia, Africa, the Middle East, Central America, South America, Continental Europe or in any other markets in which the Covered Parties are engaged, or are actively contemplating to become engaged, in the Business, as of the date of the Closing or during the Restricted Period, directly or indirectly engage in the business (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in the business) of commercial property and casualty insurance and reinsurance (collectively, the “Business”). However, Wasef Jabsheh and his controlled affiliates may own passive investments of no more than 3% of the total outstanding equity interests of a competitor that is publicly traded, so long as Wasef Jabsheh and his controlled affiliates and their respective equity holders, directors, officers, managers and employees who were involved with the business of any of the Covered Parties are not involved in the management or control of such competitor. Under the Non-Competition Agreement, during the Restricted Period, Wasef Jabsheh and his controlled affiliates also will not, without Pubco’s prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of the Closing, during the Restricted Period or at any time within the 6 month period prior to such solicitation, or (ii) solicit or induce the Covered Parties’ customers as of the Closing, during the Restricted Period or at any time within the 6 month period prior to such solicitation. Wasef Jabsheh also agreed to certain confidentiality obligations with respect to the information of the Covered Parties.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Purchaser Representative and each of Wasef Jabsheh, Argo and Ominvest (each, a “Holder”) entered into Lock-Up Agreements (each, a “Lock-Up Agreement”), to which Pubco became a party after the date thereof by executing and delivering joinders thereto, with respect to their Exchange Shares (including Escrow Shares and any additional Exchange Shares issued after the Closing as a result of post-closing adjustments to the Transaction Consideration) (collectively, the “Restricted Securities”), such Lock-Up Agreements to become effective upon the consummation of the Business Combination.

In the Lock-Up Agreement signed by Wasef Jabsheh, Wasef Jabsheh agreed that he will not, during the period from the Closing and ending on the earlier of (x) one year after the date of the Closing, (y) the date on which the closing sale price of Pubco common shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party (a “Subsequent Transaction”), sell, transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, the Restricted Securities, or publicly disclose the intention to do any of the foregoing.

In the Lock-Up Agreements signed by Argo and Ominvest, only two-thirds of their Exchange Shares (including Escrow Shares) will be Restricted Securities and one-third of their Exchange Shares will not be subject to restrictions under the Lock-Up Agreement (which unrestricted shares will not include their Escrow Shares). With respect to their Restricted Securities, they each agreed that they will not, during the period from the Closing and ending (i) with respect to 50% of their Restricted Securities (excluding any Escrow Shares), on the earlier of (x) 6 months after the date of the Closing and (y) the date after the Closing on which Pubco consummates a Subsequent Transaction and (ii) with respect to the remaining 50% of their Restricted Securities (including all Escrow Shares), the earliest of (x) one year after the date of the Closing, (y) the date on which the closing sale price of Pubco common shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which Pubco consummates a Subsequent Transaction.

Each Holder agreed in its Lock-Up Agreement that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the escrow account. However, each Holder will be allowed to transfer any of its Restricted Securities (other than the Escrow Shares while they are held in the escrow account) (1) by gift, (2) by will or intestate succession, (3) to any immediate family member, any trust for immediate family members, any entity or trust for bona fide estate or tax planning purposes, if Holder is a trust, to the trustor or beneficiary of such trust or the estate of a beneficiary of such trust, if Holder is an entity, as a distribution to limited partners, shareholders, members or owners of or holders of similar equity interests in Holder upon the liquidation and dissolution of Holder, or to any affiliate of Holder, (4) pursuant to a court order or settlement agreement relating to the dissolution of a marriage or civil union, or (5) with respect to Argo and Ominvest only (but not with respect to Wasef Jabsheh) in a transfer of all of the Restricted Securities owned by such Holder (other than Escrow Shares) pursuant to private block transfers in one or a series of related transactions, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the applicable Lock-Up Agreement.

Sponsor Share Letter

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Sponsor, Tiberius, IGI, Wasef Jabsheh and Argo entered into a letter agreement (the “Sponsor Share Letter”), to which Pubco became a party after the date thereof by executing and delivering a joinder thereto, pursuant to which the Sponsor agreed (a) to transfer to Wasef Jabsheh at the Closing (i) 4,000,000 of its Tiberius private warrants (which will become Pubco private warrants at the Closing) and (ii) 1,000,000 of its Tiberius founder shares (represented by Pubco common shares issued in exchange therefor in the Merger) (the “Jabsheh Earnout Shares”), with such Jabsheh Earnout Shares being subject to certain vesting and share acquisition provisions as set forth therein, (b) to transfer to Argo at the Closing (i) 500,000 of its Tiberius private warrants (which will become Pubco private warrants at the Closing) and (ii) 39,200 of its Tiberius founder shares (represented by Pubco common shares issued in exchange therefor in the Merger) (the “Argo Earnout Shares”), with such Argo Earnout Shares being subject to certain vesting and share acquisition provisions as set forth therein, (c) effective upon the consummation of the Business Combination to subject 1,973,300 of its Tiberius founder shares (represented by Pubco common shares issued in exchange therefor in the Merger) (the “Sponsor Earnout Shares” and, together with the Jabsheh Earnout Shares and the Argo Earnout Shares, the “Earnout Shares”) to potential vesting and share acquisition obligations as set forth therein, (d) to waive its right to convert any loans outstanding to Tiberius into Tiberius warrants and/or Pubco warrants so long as such loans are repaid at Closing, and (e) to not, without the prior written consent of IGI, seek or agree to a waiver or amendment of or terminate the provisions of the letter agreement, dated as of March 15, 2018 (the “Insider Letter”), by and among Tiberius, Sponsor and certain other insiders named therein, regarding the Sponsor’s agreements therein not to redeem any of its Tiberius securities in connection with the Closing, not to transfer any of its Tiberius securities prior to the Closing and to vote in favor of the Business Combination at the Special Meeting of Tiberius shareholders.

The Earnout Shares will not be permitted to be transferred by any of Wasef Jabsheh, Argo or the Sponsor unless and until they vest in accordance with the requirements of the Sponsor Share Letter. Any Earnout Shares that fail to vest on or prior to the eight year anniversary of the Closing (the period from the Closing until such date, the “Earnout Period”) will be transferred to Pubco for cancellation. Unless and until any Earnout Shares are transferred to Pubco for cancellation, each of Wasef Jabsheh, Argo and the Sponsor will own all rights to such Earnout Shares, subject to the transfer restrictions. The Earnout Shares will vest and no longer be subject to acquisition by Pubco for cancellation as follows:

Holder	Number of Earnout Shares	Pubco Share Price Threshold*
Jabsheh	600,000	$11.50
	400,000	$12.75
Argo	39,200	$12.75
Sponsor	800,000	$11.50
	160,800	$12.75
	550,000	$14.00
	462,500	$15.25

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*        Based on the closing price of Pubco common shares on the principal exchange on which such securities are then listed or quoted for 20 trading days over a 30 trading day period at any time during the Earnout Period (in each case subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions)

Additionally, all Earnout Shares will automatically vest and no longer be subject to acquisition by Pubco for cancellation if after the Closing (1) Pubco engages in a “going private” transaction pursuant to Rule 13e-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act, (2) the Pubco common shares cease to be listed on a national securities exchange or (3) Pubco is subject to a change of control.

In addition, the Earnout Shares transferred to Wasef Jabsheh and Argo under the Sponsor Share Letter will be transferred as “permitted transferees” of Sponsor under the Insider Letter and taken subject to the transfer restrictions therein, and the warrants transferred to Wasef Jabsheh and Argo will be transferred as “permitted transferees” of Sponsor under the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius and Continental Stock Transfer & Trust Company, as warrant agent) and taken subject to the transfer restrictions therein.

Registration Rights Agreement

At or prior to the Closing, Pubco, the Purchaser Representative and the Sellers will enter into the Registration Rights Agreement, to become effective upon the consummation of the Business Combination. Under the Registration Rights Agreement, the Sellers will hold registration rights that obligate Pubco to register for resale under the Securities Act all or any portion of the Exchange Shares (including Escrow Shares and any additional Exchange Shares issued after the Closing for the Transaction Consideration adjustments) and any Tiberius securities transferred to such Seller under the Sponsor Share Letter (collectively, the “Registrable Securities”). Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if at any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, Pubco will be required to give notice to the Sellers as to the proposed filing and offer the Sellers holding Registrable Securities an opportunity to register the sale of such number of Registrable Securities as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) will be entitled under the Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Pubco will also agree to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all Registrable Securities and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. If a registration statement includes any Registrable Securities that are subject to restriction under the Lock-Up Agreements, the Escrow Agreement or the Sponsor Share Letter (including pursuant to the provisions of the Insider Letter incorporated therein), such Registrable Securities may be registered, but they may not be sold or transferred while subject to such transfer restrictions.

Under the Registration Rights Agreement, Pubco agreed to indemnify the Sellers and certain persons or entities related to the Sellers such as their officers, directors, employees, agents and representatives against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the Sellers including Registrable Securities in any registration statement or prospectus agreed to indemnify Pubco and certain persons or entities related to Pubco such as its officers and directors and underwriters against all losses caused by their material misstatements or omissions in those documents.

Founders Registration Rights Agreement Amendment

At or prior to the Closing, Tiberius, Pubco and the holders of a majority of the “Registrable Securities” thereunder, including the Sponsor, will enter into the Founders Registration Rights Agreement Amendment, to become effective upon the consummation of the Business Combination, pursuant to which they will amend the Registration Rights Agreement, dated as of March 15, 2018 (the “Founders Registration Rights Agreement”), by and among Tiberius, the Sponsor and the other Holders named therein. Pursuant to the Founders Registration Rights Agreement Amendment, the parties will amend the Founders Registration Rights Agreement to, among other matters, (i) add Pubco as a party thereto and the successor to Tiberius thereunder, (ii) have the Pubco securities issued under the Business Combination Agreement to the holders of Tiberius securities party thereto be “Registrable Securities” thereunder, (iii) add a covenant by Pubco to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all “Registrable Securities” thereunder and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter, and (iv) otherwise make additional amendments to accommodate the provisions of the Registration Rights Agreement.

Equity Financing

Subscription Agreements

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors an aggregate of $23,611,809 of Tiberius Common Stock at a price of $10.20 per share immediately prior to, and subject to, the Closing, which will become Pubco common shares in the Business Combination. The Subscription Agreement investment is conditioned on the concurrent Closing and other customary closing conditions. The PIPE Investors were also given registration rights in the Subscription Agreements pursuant to which Pubco, as the successor to Tiberius, will be required to file a resale registration statement for the shares issued to the PIPE Investors within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. Each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). The proceeds from the Subscription Agreement investment will be used to fund a portion of the cash consideration for the Business Combination, the transaction expenses and other liabilities of Tiberius and otherwise provide working capital and funds for corporate purposes to Pubco after the Closing.

Forward Purchase Commitments

In connection with its initial public offering in 2018, Tiberius obtained forward purchase commitments from four investors who committed to purchase Tiberius securities for $25 million in connection with Tiberius’s initial business combination. Pubco expects to issue 2,900,000 Pubco common shares to these four investors at the closing of the Business Combination.

Backstop Subscription Agreements

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (each, a “Backstop Subscription Agreement”) with Tiberius’s directors and officers Michael Gray and Andrew Poole and their related company the Gray Insurance Company (collectively, the “Backstop Investors”), pursuant to which Tiberius agreed to issue and sell to the Backstop Investors up to an aggregate of $20,000,000 of shares of Tiberius Common Stock at $10.20 per share immediately prior to, and subject to, the Closing, which will become Pubco common shares in the Business Combination, if and solely to the extent that the Minimum Cash Condition would otherwise not be met without their purchase (and prior to giving effect to any payment in Pubco common shares in lieu of cash under the Underwriting Agreement amendment as described below). The Backstop Subscription Agreement investment is conditioned on the concurrent Closing and other customary closing conditions. The Backstop Investors were also given registration rights in the Backstop Subscription Agreements pursuant to which Pubco, as the successor to Tiberius, will be required to file a resale registration statement for the shares issued to the Backstop Investors within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. Each Backstop Investor agreed in the Backstop Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for Tiberius’s public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). The proceeds from the Backstop Subscription Agreement investment will be used to fund a portion of the cash consideration for the Business Combination, the transaction expenses and other liabilities of Tiberius and otherwise provide working capital and funds for corporate purposes to Pubco after the Closing.

Waiver Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into a Waiver Agreement (the “Waiver Agreement”) with its existing shareholder Weiss Multi-Strategy Advisers LLC (“Weiss”), pursuant to which Weiss agreed to waive any redemption rights that it might have with respect to the 1,327,700 shares of Tiberius Common Stock that it owns with respect to the Business Combination, and not to transfer, grant any proxies or powers of attorney or incur any liens with respect to, any such shares prior to the Closing. The Waiver Agreement will automatically terminate pursuant to its terms upon a termination of the Business Combination Agreement. The Waiver Agreement will help to ensure that Tiberius retains sufficient funds in the Trust Account to meet the Minimum Cash Condition. In connection with its initial public offering, Tiberius also obtained waiver agreements from holders of 1,525,000 shares of Tiberius Common Stock in which such holders agreed to waive any redemption rights that they might have with respect to such shares of Tiberius Common Stock with respect to Tiberius’s initial business combination.

Amendment to Underwriting Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius and Cantor Fitzgerald & Co. (“Cantor”) entered into an amendment (the “Underwriting Agreement Amendment”) to the Underwriting Agreement, dated as March 15, 2018 (the “Underwriting Agreement”), by and between Tiberius, Cantor and the other underwriters named therein. Pursuant to the Underwriting Agreement Amendment, Cantor agreed to accept payment of the deferred underwriting commission payable to Cantor under Section 1.3 of the Underwriting Agreement in up to 720,588 Pubco common shares (the “Deferred Commission Shares”), valued at $10.20 per Pubco common share, if and solely to the extent that Tiberius would otherwise not meet the Minimum Cash Condition (treating such issuance of Deferred Commission Shares to Cantor as an equity financing for purposes thereof) after giving effect to any Backstop Subscription Agreements. The payment in Deferred Commission Shares under the Underwriting Agreement Amendment is conditioned on the concurrent Closing and other customary closing conditions consistent with the conditions under the Subscription Agreements. Cantor was also given registration rights with respect to any Deferred Commission Shares pursuant to which Pubco, as the successor to Tiberius, will be required to file a resale registration statement for the Deferred Commission Shares issued to Cantor within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The proceeds from the issuance of the Deferred Commission Shares instead of the cash payment required under the Underwriting Agreement will be used to fund a portion of the cash consideration for the Business Combination, the transaction expenses and other liabilities of Tiberius and otherwise provide working capital and funds for corporate purposes to Pubco after the Closing.

Warrant Purchase Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”) with Church Mutual Insurance Company (“Church”), pursuant to which Tiberius agreed to purchase from Church and Church agreed to sell to Tiberius, simultaneously with and subject to the Closing (but after giving effect to the Forward Purchase Contract that was entered into between Tiberius and Church on November 9, 2017 (the “Church Forward Purchase Contract”)), 3,000,000 of the Tiberius warrants owned by Church, with 1,500,000 of such warrants currently owned by Church and 1,500,000 of such warrants to be issued to Church at the Closing pursuant to the Church Forward Purchase Contract (and including in each case any successor Pubco warrants issued upon the consummation of the Merger), at $0.75 per warrant, for an aggregate purchase price of $2,250,000. Church agreed that until the Closing or earlier termination of the Warrant Purchase Agreement, it will not transfer any of its Tiberius warrants. Church also confirmed that IGI does not operate in an industry in which Church is prohibited from investing pursuant to Church’s internal written policies and waived the conditions of the Church Forward Purchase Contract with respect thereto. The Warrant Purchase Agreement will automatically terminate pursuant to its terms upon a termination of the Business Combination Agreement. Church agreed in the Warrant Purchase Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for Tiberius’s public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Transaction and Organizational Structures Prior to and Following the Consummation of the Business Combination

The following diagram illustrates the transaction structure of the Business Combination and the organizational structure of the parties thereto.

Current Structure and Transactions

1.      Merger:    Merger Sub merges with and into Tiberius, with Tiberius surviving.  The existing Tiberius shareholders receive common shares of Pubco on a one-for-one basis.  The existing holders of Tiberius warrants receive a replacement warrant to purchase an equal number of common shares of Pubco at the same price per share. Outstanding Pubco shares prior to the merger are cancelled and Tiberius becomes a wholly-owned subsidiary of Pubco.

2.      Securities Exchange:    IGI shareholders exchange their shares of IGI for common shares of Pubco and aggregate cash consideration of $80.0 million.  IGI becomes a subsidiary of Pubco.

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*        For a list of subsidiaries of IGI and its ownership of each of these entities, please see the organizational structure chart in the section entitled “Business of IGI.”

The following diagram illustrates Pubco’s organizational structure following the consummation of the Business Combination.

Post-Closing Structure

Sponsor
(Shares and Warrants)
Former Tiberius Stockholders
(Shares and Warrants)
Former IGI Shareholders**
(Shares)
Jabsheh Family
(Shares and Warrants)
Pubco
(Bermuda)
Tiberius
(Delaware)
IGI*
(DIFC)

____________

*        For a list of subsidiaries of IGI and its ownership of each of these entities, please see the organizational structure chart in the section entitled “Business of IGI.”

**      Not including any former IGI shareholders that have not executed Share Exchange Agreements prior to the consummation of the Business Combination.  One former IGI shareholder will also hold warrants.

Charter Documents of Pubco Following the Business Combination

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination, Pubco’s memorandum of association and bye-laws will be amended and restated promptly to:

•        reflect necessary changes and to be consistent with the proposed amended charter (for a full description of the proposed amendments to the charter see “The Business Combination Proposal — Amended and Restated Pubco Bye-laws”; and

•        make certain other changes that Pubco’s board of directors deems appropriate for a public operating company.

Headquarters; Stock Symbols

After completion of the transactions contemplated by the Business Combination Agreement:

•        the corporate headquarters and principal executive offices of Pubco will be located at 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, which is IGI’s current corporate headquarters; and

•        if Pubco’s applications for listing are approved, Pubco’s common shares and warrants will be traded on the Nasdaq Capital Market under the symbols IGIC and IGICW, respectively.

Background of the Business Combination

The following is a discussion of Tiberius’s formation, the IPO, the background of Tiberius’s previous attempts at a business combination, its negotiations with and evaluation of IGI, the Business Combination Agreement and related matters.

In November 2015, Tiberius was formed as a blank check company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On March 15, 2018, Tiberius closed its initial public offering of 15,000,000 units, with each unit consisting of one share of Tiberius Class A Common Stock and one warrant to acquire one share of its common stock at a price of $11.50. On March 28, 2018, Tiberius consummated the sale of an additional 2,250,000 units which were subject to an over-allotment option granted to the underwriters of its initial public offering. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $172,500,000. Simultaneously with the closing of its initial public offering, Tiberius consummated the sale of 4,500,000 warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $4,500,000.

Promptly following its initial public offering, Tiberius commenced searching for potential target businesses with the objective of consummating a business combination or similar transaction in the “insurance sector” as defined in its IPO prospectus. Tiberius sought out potential target businesses based on internal research which identified five themes pushing insurance companies to think about strategic options by accessing public markets, including through a potential business combination or similar transaction with a capital provider such as Tiberius. These themes included:

•        The increasingly fragmented state of the industry,

•        The onset of companies pursuing technology and business process evolutions, leaving those without the capital to make investments at a disadvantage,

•        The tightening regulatory environment and increasing demands on capital for compliance, reporting, IT and risk management along with increasing capital requirements for retaining certain types of volatile risks,

•        The low interest rate environment, sustained weak pricing cycles and certain recent catastrophe events putting pressure on capital,

•        Tax reform clarity which would entice family owned insurance companies to sell their ownership stakes, and

•        Enterprise value prior to the business combination of at least $250 million.

Through the networks of relationships of its management, board of directors and professional service providers (including investment banks Cantor Fitzgerald & Co. (“Cantor”) and Dowling & Partners Securities LLC (“Dowling”)), Tiberius quickly identified the recent catastrophe events and weak pricing cycle in the property and casualty (“P&C”) insurance sector as the most likely sector that could benefit from the use of Tiberius’s capital in a business combination. Towards the end of 2018, Tiberius had concluded that the pricing cycle in P&C commercial lines globally was turning positive after many years of softening, which gave Tiberius more confidence that a successful business combination would likely occur in that sub-sector.

Since the closing of the IPO, Tiberius’s management team regularly updated its board of directors and professional service providers on its structure as a special purpose acquisition company and its criteria for an acquisition. Tiberius also responded to inquiries from investment bankers and other professionals who represented companies engaged in a sale or financing process. On a regular basis, Tiberius’s board of directors was updated with respect to the status of the business combination search at board meetings and also during informal conference calls.

From the closing of Tiberius’s initial public offering through the signing of the letter of intent with IGI in July 2019, representatives of Tiberius contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged with many possible target businesses in discussions with respect to potential transactions. A majority of these introductions were made through the network of Tiberius’s Chief Investment Officer Andrew Poole and the remaining were made through contacts of the other members of Tiberius’s management team, board of directors and service providers.

At the time of the IPO, Andrew Poole, Chief Investment Officer of Tiberius, as well as other members and representatives of the Tiberius team had modeled out 18 theoretical business combinations without contacting management, ownership or representatives of the potential target companies nor having any knowledge that those companies would be interested in a potential business combination. Mr. Poole then proceeded to make contact with those organizations. Of those 18 potential targets, 5 were either sold or were involved with an offering during the active period of Tiberius’s search for a business combination. Of these 18 companies, Tiberius had substantial discussions with only 1 company. Tiberius did not have substantial discussions with the other 17 companies for one or more of the following reasons:

•        Tiberius did not have substantial discussions with the 5 companies that were either sold or involved in an offering during the relevant period.

•        Tiberius management, board of directors and other members of Tiberius’s network were unable to make sufficient contact with the companies in order to discuss their appetite for a business combination.

•        Tiberius’s due diligence based upon publicly available information led Tiberius to conclude that the company was experiencing a decline in profitability such that the ultimate value of the business would be insufficient to make a business combination compelling for Tiberius and its shareholders.

•        Contact with management was not achieved with sufficient time to successfully consummate a business combination without an extension of the deadline for Tiberius to consummate its initial business combination.

•        Due to the changing market dynamics in the commercial property casualty space, the business model was less attractive compared to other opportunities.

•        During Tiberius’s initial discussions, the target communicated a valuation expectation that Tiberius management believed to be excessive.

•        The target rejected having discussions with Tiberius.

Overall, the amount of activity involving these 18 organizations since the IPO assured Tiberius and the board of directors that Tiberius’s initial outreach efforts were being directed in the correct sub-sectors of the insurance industry.

In addition to the 18 businesses modeled out by Tiberius’s management team, during the period of its active search for a business combination, Tiberius evaluated an additional 39 potential business combinations in the insurance sector while also evaluating one non-insurance sector opportunity. With regard to these 40 businesses, Tiberius’s efforts included not only modeling out the potential business combination but also one of or some combination of conducting management meetings, representative meetings and more robustly analyzing publicly available information to determine suitability for the purpose of a business combination with Tiberius. Of those 39 total companies in the insurance sector, Tiberius had substantial discussions with 13 companies. Tiberius did not have substantial discussions with the other 27 companies for one or more of the following reasons:

•        The target’s regulatory and/or legislative approvals were not granted or sufficient in order to provide a means for Tiberius to pursue a business combination.

•        Perceived valuation of the business was too small in order to meet the $250 million enterprise valuation minimum set forth by Tiberius.

•        An investment banking representative of the target would not approve contact with management due to a highly selective and controlled process for examining strategic alternatives.

•        Management rejected having discussions with Tiberius.

•        During Tiberius’s initial discussions, the target communicated a valuation expectation that Tiberius management believed to be excessive.

•        Tiberius postponed outreach efforts to the target management due to time management and its perception that better opportunities to discuss a business combination lay elsewhere.

•        Financial and operating aspects of the target were not compatible with Tiberius’s criteria for a business combination.

•        The potential target management disclosed that they intended to pursue a transaction with another party prior to Tiberius determining a competing valuation with which to challenge the transaction.

•        The CEO of the potential target did not perceive that a business combination with Tiberius provided sufficient benefits to the corporation in order to dedicate further management resources to pursue discussions.

•        The potential target received a competing financial offer on terms that Tiberius’s management determined would not be possible or reasonable to match.

•        Contact with management was not achieved prior to signing an LOI with IGI, at which time Tiberius decided to cease its efforts to pursue an opportunity with all other organizations.

Tiberius had substantial discussions with 14 companies throughout the 18-month period prior to the eventual business combination announcement with IGI. The discussions covered various aspects of potential business combinations such as target business operations, potential deal structures and considerations and/or involved the conduct of due diligence including ownership or management contact with each of these target businesses. Of those 14 companies, Tiberius executed an NDA with 10 businesses in order for Tiberius to receive and evaluate these companies’ financial information, access data rooms containing these companies’ materials and/or review other written and verbal confidential information. Tiberius did not sign an NDA with the other 4 companies because ownership and/or management of the potential target did not feel it was necessary to sign an NDA given the level of trust that had been developed between ownership and/or management and Tiberius.

Upon further discussions and consideration of suitability of each of these potential targets along with consideration of their willingness to transact with Tiberius, Tiberius executed letters of intent with three companies, including IGI and 2 other businesses.

Tiberius did not move forward with discussing a letter of intent with the other 11 companies for one or more of the following reasons:

•        The inability for ownership to ultimately decide in favor of a public listing and instead choosing to sell to a strategic buyer;

•        Decisions by ownership to remain a private organization due to the lack of perceived attractiveness of the Tiberius valuation assessment;

•        The inability of a target to commit to a transaction and/or prepare accounts audited to PCAOB standards in a timely manner;

•        A valuation expectation by a target that Tiberius management believed to be excessive;

•        Proposed deal terms that Tiberius management considered to be unacceptable or that would not be in the best interest of Tiberius stockholders;

•        Concerns regarding balance sheet accuracy of a target;

•        Dependence of a target on a limited amount of distribution sources; and

•        A competing financial offer for a target on terms that Tiberius management determined would not be possible or reasonable to match.

Of the three businesses that Tiberius executed letters of intent with, Tiberius did not pursue a business combination with the other two targets. In March of 2018, there was a merger of two large publicly traded title insurance companies announced which Tiberius believed would significantly alter the competitive landscape once closed. Beginning in the summer of 2018, prior to its discussions with IGI, Tiberius’s management team began conference calls and meetings with the management of a potential target who was set to benefit from a change in the competitive landscape and then provided this company a preliminary letter of intent on October 17, 2018 that utilized publicly traded comparables during September 2018. The Tiberius management team subsequently had several diligence sessions and meetings with this company’s management to discuss the potential transaction, additional sponsor ownership and commitment to the transaction, as well as the redemption process and post-transaction governance matters. Prior to and after providing the letter of intent, Tiberius’s management also discussed key aspects of the proposed transaction with its board of directors and also Cantor and Dowling. It also sought Dowling’s input on market appetite for the deal. In late November 2018, after having further in-depth discussions with this target company, Tiberius concluded that the business could not justify the higher valuation which Tiberius’s management team had initially considered. By December 2018, it was clear that the valuations for publicly traded insurance companies had declined materially. Further, in early 2019, the originally envisaged merger of two large publicly traded title insurance companies had not yet closed, leading to uncertainty as to whether and when the title industry competitive landscape would change. On September 6, 2019, it was announced that the envisaged merger was challenged by the FTC. Given these factors, Tiberius decided not to pursue a business combination with this company.

In May 2018, Tiberius participated in a sale process for a domestic Excess and Surplus (“E&S”) and specialty P&C target. The target had engaged an investment bank to run a competitive process exploring strategic alternatives including an outright sale of the business. In connection with this process Tiberius executed a non-disclosure agreement with a financial advisor to advise it on the potential transaction. Although normally Tiberius would have avoided participating in a competitive process, Mr. Poole felt that Tiberius was the right partner for the target and would be a preferred bidder for a variety of reasons including Tiberius’s certainty of capital, ability to offer an attractive valuation given the target’s financial prospects in an improving market environment and certain management dynamics. Tiberius signed a non-disclosure agreement with the target in September 2018. After reviewing a confidential information presentation in October 2018, Tiberius presented the target with a non-binding indication of interest. Tiberius proceeded to diligence the target in the fall and winter of 2018. During this time Tiberius held management meetings and communicated with the target’s financial advisor with respect to certain diligence matters. In January 2019, Tiberius provided a letter of intent to the target that was ultimately rejected.

In February 2019, Tiberius was introduced to IGI by Neil Chawhan, Managing Director at RBC Capital Markets LLC (“RBC”). As summarized below, Tiberius subsequently had in-depth discussions with IGI over the course of 9 months and conducted robust diligence in order to determine whether IGI was a suitable business combination target based on Tiberius’s criteria for selecting initial business combination targets. Having been satisfied regarding IGI’s suitability, Tiberius went on to cease its efforts to pursue an opportunity with all other organizations. The table below sets forth Tiberius’s criteria for selecting a business combination target and IGI’s compatibility with such criteria:

Tiberius Evaluation Criteria	Factors in Selecting IGI

Meaningful business exposure to the hardening rate cycle in commercial property casualty insurance/driven by low interest rates, tightened regulatory standards, increasing capital requirements and the large overall amount of actual and perceived commercial losses over a number of years.

IGI is a worldwide commercial specialty property casualty underwriter and 100% of its Gross Premium Written are in commercial lines potentially impacted by the current rate cycle. IGI has a strong position in the London market where Tiberius has observed particularly improved underwriting conditions. Tiberius believes IGI will continue to profitably grow its business in the years to come.

A high-quality senior management team

Wasef Jabsheh, Founder, CEO and Vice Chairman of IGI along with his entire management team have a deep understanding of their business operations, an outstanding reputation and have generated attractive total value creation per share (tangible book value growth per share plus dividends) since inception of the business without the use of financial leverage.

Benefit from enhanced access to capital markets

With enhanced access to public markets IGI can achieve faster growth, an improved credit profile and a lower cost of capital which we expect will drive higher shareholder returns by creating operating leverage with access to more attractive business funded by a lower cost of capital.

Tiberius Evaluation Criteria	Factors in Selecting IGI
Scalable operating platform and demonstrated ability to grow profitably

Highly efficient and scalable infrastructure with cost efficient back office operations in Amman, Jordan. Demonstrated ability to grow from zero to more than $300 million in Gross Written Premium while keeping the Combined Ratio at an average of 91% over the past decade of growth. IGI does not have a track record of increasing Combined Ratios alongside increasing Gross Written Premium. Given the opportunity for expense leverage and the future option for financial leverage, IGI is well placed to enhance return on equity and total value creation per share over time.

Conservative balance sheet

IGI has demonstrated meaningful favorable development on its reserves over the last 5 years and has solid capital adequacy levels. IGI was recently upgraded to A (Excellent) by AM Best and has no financial leverage.

Review of past financial performance and metrics	IGI has a 17 year track record having generated a 350% return for its shareholders since inception utilizing the total value creation measure.
Low volatility returns

Relative to the same ROE, a lower volatility return has historically led to higher valuation multiples in the public markets. IGI has a historically generated low volatility returns relative to other publicly traded peers.

Levers for future total valuation creation (significant growth and profit opportunities)

IGI has identified near-term growth and ROE enhancing opportunities leveraging existing skills and market opportunities including organic growth in existing markets, expansion to new specialty business lines and markets and investment yield uplift.

Employee retention tool	A public listing will provide IGI with valuable employee retention tools enhancing its ability to retain and attract talent.
Solution to raise capital, provide liquidity and partner with world-class Tiberius team to enable existing management and owners to continue to drive shareholder returns

IGI’s objective is to raise capital to take advantage of attractive market conditions and continue to drive shareholder returns. Current IGI owners have a preference to retain future upside through continued meaningful ownership participation in ongoing shareholder returns while receiving some liquidity through a partial sale. Tiberius uniquely facilitates this outcome positioning management and owners to benefit from future results, raise capital and experience liquidity.

An attractive valuation

IGI’s valuation expectations are at an attractive discount to public market comparables due to the majority of ownership being rolled into the public markets and only a minority portion being exited for cash proceeds

Alignment with existing investors

Assuming no redemptions from Tiberius investors, Wasef Jabsheh, Founder, Vice Chairman and CEO of IGI together with his family will own approximately 24% of the total outstanding IGI shares upon consummation of the Business Combination

On February 2, 2019, Neil Chawhan, Managing Director at RBC, introduced IGI as a potential business combination target to Andrew Poole, Chief Investment Officer (“CIO”) of Tiberius. Mr. Poole reviewed a corporate presentation on IGI including structuring considerations for a potential transaction.

Following February 2, 2019 and throughout the deal process, Tiberius iterated on a financial model of the IGI business using potential business combination structures. The financial model and related analyses evaluated among other factors the potential attractiveness of the IGI transaction relative to publicly-traded comparables.

On February 14, 2019, Mr. Poole met with Hatem Jabsheh, COO of IGI, and Neil Chawhan in New York City. This was the first in-person meeting between IGI and Tiberius. A broad range of topics was discussed, including details on IGI’s operations, IGI’s future plans including potentially accessing the capital markets and the advantages of partnering with Tiberius.

On February 15, 2019, Mr. Poole, Hatem Jabsheh and representatives of RBC spent the day working on a business combination structure that Tiberius felt it could execute on and that would be attractive to IGI. IGI shared general valuation and pro-forma ownership parameters that were available in IGI’s view through a traditional IPO. Mr. Poole explained the benefits of the SPAC structure including the ability of the SPAC to offer certainty of transaction consideration relative to an IPO and its ability to guarantee that certainty within a specific timeframe. Hatem Jabsheh noted the IPO process was less complicated and that the general valuation parameters socialized by Tiberius were on the low side.

On February 21, 2019, Mr. Poole and representatives from RBC had a conference call to discuss Tiberius’s preliminary views on transaction structure and process. The parties discussed a cash component of $70 million, valuation relative to IGI’s publicly-traded peers and Tiberius’s view of a transaction structure that would minimize redemptions. During the following week, Tiberius inquired on additional specific due diligence items to help refine valuation and transaction structure.

On February 24, 2019, Mr. Poole shared potential deal structure scenarios with RBC. Also on this day, Mr. Poole reviewed certain additional financial analyses prepared by IGI and RBC as requested by Tiberius.

On February 25, 2019, Mr. Poole and RBC exchanged financial analyses reflecting business combination terms that had been discussed.

On February 27, 2019, Mr. Poole, RBC and Hatem Jabsheh had a call to discuss questions about the Tiberius warrants and their treatment in connection with a business combination.

On February 28, 2019, Mr. Poole and representatives of Ellenoff Grossman & Schole LLP (“EGS”), legal counsel to Tiberius, responded to a set of diligence questions from IGI. EGS was engaged as Tiberius’s legal counsel in connection with its search for business combinations in March 2018 and its legal counsel for the transaction with IGI in July 2019.

On March 1, 2019, Mr. Poole, RBC and Cantor (capital markets advisor for Tiberius) had a call to discuss the Tiberius warrants and their treatment in connection with a business combination.

During the first week of March 2019, Tiberius prepared a presentation that included an overview of Tiberius, its board of directors, an illustrative transaction termsheet and a timeline to present to IGI.

On March 8, 2019, Mr. Poole met with RBC and members of the IGI management team including Wasef Jabsheh, Walid Jabsheh, Hatem Jabsheh, Pervez Rizvi and other members of management in London at IGI’s offices. Tiberius presented materials that included an overview of Tiberius, its board of directors, an illustrative transaction termsheet and timeline. The indicative terms shared with IGI reflected a valuation of 1.19x IFRS book value for 100% of IGI consisting of $70 million of cash to selling shareholders and a multiple of 1.1x IFRS book value for shareholders rolling their IGI interest into shares of the surviving company. In addition, Mr. Poole conducted preliminary on-site due diligence, which included meetings with members of the IGI management team.

On March 21, 2019, an NDA was executed between Tiberius and IGI.

During the latter part of March 2019, Tiberius and RBC provided IGI with updated timeline information and Tiberius received additional diligence materials from IGI.

In late March 2019, Freshfields Bruckhaus Deringer LLP (“Freshfields”) was engaged as IGI’s legal counsel for the proposed business combination with Tiberius.

On April 1, 2019, Tiberius, RBC and Hatem Jabsheh discussed transaction terms including the potential for enhanced economics for IGI shareholders. The key terms discussed included the possibility of raising the cash consideration for selling shareholders from $70 million to $80 million and maintaining a multiple in excess of book value for shareholders exchanging their IGI Shares for Pubco Shares. Tiberius and IGI also discussed the certainty of cash, attractiveness of the transaction to rolling shareholders and the ability to offer IGI at a compelling valuation relative to its public peers to Tiberius’s stockholders.

On April 2, 2019, a presentation for certain significant IGI shareholders other than the Jabsheh Family was prepared that detailed the potential transaction between IGI and Tiberius.

During the month of April 2019, IGI and RBC discussed transaction terms that would be acceptable to selling shareholders and shareholders rolling their IGI interests into shares of the surviving company. Tiberius, IGI and RBC worked to find dates in May for on-site due diligence in both Amman, Jordan and London.

On April 25, 2019, Hatem Jabsheh sent an email to Tiberius and RBC indicating that Wasef Jabsheh had determined it was advisable to pursue exploring a potential transaction with Tiberius and requested next steps, requirements and an updated timeline to close.

On April 29, 2019, Mr. Poole and RBC held a call to discuss an updated timeline and key considerations related to the IGI transaction.

In the beginning of May 2019, IGI conducted due diligence on members of the Tiberius management team and board. Tiberius provided detailed background information with respect to the members of the Tiberius management team and board of directors.

On May 3, 2019, Tiberius, IGI and RBC held a kickoff call to prioritize key action items related to proceeding towards the execution of a letter of intent.

On May 7, 2019, Tiberius, IGI and RBC prepared a draft agenda for due diligence meetings in Amman, Jordan scheduled for later in May.

On May 8, 2019, Tiberius and RBC held a call to discuss updating IGI’s financial statements pursuant to PCAOB standards and qualifications and reporting requirements related to IGI’s foreign private issuer status (“FPI”). Tiberius, RBC, Freshfields, EGS and IGI discussed timing in the context of the availability of IGI’s PCAOB audited financials and Tiberius’s requirement to consummate a transaction.

In mid-May 2019, IGI provided Tiberius with additional due diligence materials including a full set of financials for the fourth quarter of 2018, draft financial figures for the first quarter of 2019, risk management reports, capital modeling reports, a business plan report, third-party and internal reserve analysis reports and S&P and AM Best ratings discussions and presentations.

From May 13-16, 2019, Michael Gray, Chief Executive Officer and Chairman of Tiberius, and Mr. Poole conducted on-site due diligence of IGI in Amman, Jordan and met with members of the IGI management team.

On May 16, 2019, IGI provided Tiberius with certain updated financial analyses. The updated information in connection with improved stock market performance of select publicly-traded comparables positively informed Tiberius’s view of the transaction.

On May 20, 2019, Tiberius held a conference call with RBC and IGI where the team agreed to continue to move forward on exploring a potential transaction. Among the next steps discussed was identifying sources for the required committed capital for the transaction.

In late-May 2019, Tiberius, IGI, EGS and RBC discussed a number of transaction related topics, including financial reporting standards and public disclosure requirements. During a call on May 23, 2019, Tiberius, RBC, and IGI shared the Tiberius and IGI termsheet with EGS. Following discussions with Tiberius, EGS concluded that the transaction structure contemplated by the termsheet would require each minority shareholder to decide whether or not it wished to participate in the transaction.

In late-May 2019, Tiberius began the process of hiring insurance regulatory counsel to help with diligence, negotiation and disclosures surrounding the work towards a Business Combination Agreement with IGI.

On May 27, 2019, and again on May 29, 2019, IGI provided Tiberius certain additional detailed due diligence materials to help Tiberius refine its transaction operating model and financial analyses.

On May 28, 2019, and in the following days, Tiberius, RBC, IGI and EGS had discussions via conference calls and email correspondence on a broad range of topics related to the potential business combination.

On May 31, 2019, Tiberius, RBC and IGI held a discussion with Pervez Rizvi (CFO of IGI) and Andreas Loucaides (CEO of IGI UK) on next steps, requirements and operational readiness needs as Tiberius and IGI worked towards a successful business combination. Also, at this time, Tiberius provided to IGI an analysis of potential enhancements to IGI’s investment portfolio. Finally, on this day Tiberius disclosed to IGI an initial list of investors that it would seek to wall-cross in connection with its efforts to raise $100 million of committed capital.

On June 2, 2019, Tiberius and RBC held a conference call to discuss the investor presentation draft for the forthcoming wall-cross meetings. Discussions and refinement of the investor presentation for the wall cross meetings continued until the wall cross presentations in early July 2019.

On June 4, 2019, Tiberius and RBC held a conference call to discuss progress. Also on this date Tiberius introduced the IGI transaction to its capital markets advisors Cantor, Dowling and GC Securities and discussed investor positioning. Tiberius’s management discussed the merits of the transaction and reviewed various financial analyses with its advisors. Discussions with capital markets advisors continued through the eventual signing of a Business Combination Agreement. Tiberius’s discussions included among other matters the positioning of IGI in the public markets and potential financing. Also on this day, Mr. Poole updated the Tiberius board of directors on the potential for a transaction with IGI along with indicative terms, committed capital expectations, transaction rationale, financial highlights and analyses related to IGI, draft investor presentation and draft timeline.

On June 5, 2019, Tiberius and RBC held a conference call to discuss the IGI operating model.

On June 6, 2019, Tiberius, RBC, Freshfields, EGS and IGI held a conference call. Topics discussed included transaction timing, update on various legal workstreams, accounting and PCAOB compliance, the optimal jurisdiction of organization for the surviving listed company in the transaction, disclosure requirements and the wall-cross process.

On June 7, 2019, Tiberius’s management held a call with its board of directors which was a Q&A session on the IGI transaction. Also on this date, Tiberius’s management held an update call with RBC on the investor presentation to be used for the wall-cross process.

On June 11, 2019 and June 14, 2019, Tiberius, GC Securities, Dowling and Cantor (together the “Tiberius Capital Markets Advisors”) and RBC held a conference call to discuss the wall-cross process and the objective of raising $100 million in committed capital.

On June 12, 2019, Mr. Poole updated the Tiberius board of directors that Tiberius would engage regulatory counsel, commence additional due diligence of IGI, and take steps necessary to submit an LOI. The Tiberius board of directors was notified that wall-cross meetings would commence in early July 2019 and that the Tiberius board could have an opportunity to meet with the IGI executive management team at that time.

On June 13 and 14, 2019, Tiberius and RBC met in New York with Hatem Jabsheh of IGI to discuss various aspects of the transaction. The parties worked on refining a transaction term sheet, a transaction timeline, the investor presentation for the wall-cross meetings and pro-forma financial projections and discussed potential investor receptivity to the transaction. During this time the parties also met with Guy Carpenter to discuss potential growth opportunities in the U.S. market for IGI. Additionally, there was a discussion among IGI, RBC and Freshfields on legal issues in connection with the proposed transaction.

On June 17, 2019, Tiberius presented RBC with its diligence request list in order to proceed towards the negotiation and execution of a Business Combination Agreement. Also on this date, Tiberius produced its first complete draft of a letter of intent (LOI) for the IGI transaction. Discussions on the LOI ensued on a nearly daily basis until the date of its execution on July 12, 2019.

On June 18, 2019, Tiberius held a conference call with EGS and its new insurance diligence and regulatory counsel Lamson Dugan & Murray LLP (LDM) to discuss LDM’s engagement terms in order to move towards a Business Combination Agreement.

On June 19, 2019, an updated transaction timeline was discussed among the working group of Tiberius, RBC, IGI and Freshfields.

On June 20, 2019, Tiberius, RBC, IGI and the Tiberius Capital Markets Advisors discussed the investor presentation for wall-cross meetings and a list of potential investors to be considered for wall-cross meetings. In addition, a presentation for the IGI board of directors was discussed. Also on this day, the parties agreed to change the cash component of the transaction to $80 million from $70 million and IGI provided additional diligence materials to Tiberius. EGS and Freshfields held a call during which they discussed financial disclosures required to comply with SEC requirements.

On June 21, 2019, Tiberius and RBC discussed various financial matters including IGI’s history of favorable reserve development.

On June 23, 2019, Tiberius, RBC and IGI discussed information to be included in the investor presentation as well as Tiberius’s internal IGI pro-forma operating model. Additionally, on this day, IGI provided Tiberius with additional due diligence items related to its review of IGI’s reserves.

On June 24, 2019, Tiberius and RBC held a discussion on investor presentation messaging.

On June 26, 2019, Tiberius, RBC and IGI conducted a walkthrough of the wall-cross presentation.

On June 27, 2019, IGI presented the EGS-reviewed wall-cross presentation to Dowling.

On June 29, 2019, Tiberius and RBC held a conference call to discuss preparations for the investor wall-cross meetings.

On June 30, 2019, and again on July 1, 2019, Tiberius and Cantor held conference calls to discuss the structure of the forthcoming LOI, the PIPE, the sponsor shares, sponsor warrants and a potential earn out along with legal fees with Cantor providing advice to Tiberius.

Only July 1, 2019, RBC and IGI had discussions with one of IGI’s large minority shareholders (Minority Shareholder #1) with respect to the proposed transaction. Discussions with Minority Shareholder #1 continued until signing of the Business Combination Agreement.

On July 3, 2019, Tiberius met with one of its forward purchase investors to discuss the proposed IGI transaction and inquire about their interest in a further investment through a PIPE.

On July 5, 2019, discussions ensued over phone and email relating to the redemption waivers Tiberius would ask investors to sign during the wall cross process along with PIPE questions.

On July 8, 2019, Tiberius, IGI and RBC met in New York at RBC’s offices to prepare for the ensuing wall-cross meetings. Those conversations continued over email and phone into the next day.

On July 9, 2019, Tiberius and IGI executed an LOI documenting the key terms of the business combination. Also on this day, IGI and Tiberius presented to the Dowling salesforce and then proceeded to hold the first wall-cross meetings with prospective PIPE investors. Certain members of the Tiberius board of directors (Michael Gray, Allen Bradley and Andrew Poole) met with IGI management on this day.

On July 10 and 11, 2019, IGI and Tiberius continued the wall-cross meetings and met with institutional investors as well as another forward purchase investor to gauge interest in a potential PIPE investment. Investors who already owned Tiberius stock were encouraged to sign redemption waivers.

On July 12, 2019, investors verbally committed additional funds such that Tiberius’s committed capital increased from approximately $40 million to $100 million through a combination of forward purchase agreements, management PIPE commitments, changes to Tiberius’s underwriting agreement with Cantor, new PIPE investors and investors who agreed to sign redemption waivers.

On July 12, 2019, the Tiberius board of directors was updated on a number of topics including progress made during the wall-cross meetings, Tiberius shareholder returns to-date and potential future returns in connection with a transaction with IGI. The Tiberius board of directors was asked to invest in the PIPE.

On July 13, 2019, Mr. Poole spoke to Tiberius board member Allen Bradley about the LOI, the PIPE, the redemption waivers and takeaways from the wall-cross meetings.

On July 15 and 16, 2019, Mr. Poole and Mr. Gray spoke to Tiberius board member John Hayden about the LOI, the PIPE, the redemption waivers and takeaways from the wall-cross meetings.

On July 17, 2019, Mr. Poole spoke to Tiberius board member John Vollaro about the LOI, the PIPE, the redemption waivers and takeaways from the wall-cross meetings. Additionally, Tiberius informed its forward purchaser and IPO investor Church Mutual Insurance Company about the LOI on a conference call.

On July 18, 2019, Tiberius, RBC and Freshfields held an update call to discuss progress on signing subscription documents for the committed capital of Tiberius. The parties confirmed that the execution of actual subscription documents for the Tiberius committed capital would occur simultaneously with the execution of a definitive Business Combination Agreement.

On July 19, 2019, Tiberius provided Cantor with an update on progress being made towards a business combination.

On July 22, 2019, Tiberius and RBC held a conference call to discuss investor presentations for potential new investors and IGI’s current shareholders. Tiberius required as a condition to the execution of a Business Combination Agreement that a sufficient number of IGI’s shareholders agree to the transaction simultaneously with the execution of the Business Combination Agreement.

On July 26, 2019, Tiberius held its Q219 board of directors meeting. Tiberius management discussed the LOI signed with IGI and progress towards a Business Combination Agreement. Later that day, IGI notified Tiberius and RBC that it would be worthwhile to meet with one of IGI’s large minority shareholders in (Minority Shareholder #2) to discuss the proposed transaction.

On July 28, 2019, Mr. Poole, Mr. Chawhan and Hatem Jabsheh met with members of IGI Minority Shareholder #2’s management . Over the course of two days the parties discussed potential amendments to the terms of the transaction that would be more favorable from their perspective. Both Mr. Chawhan and Mr. Poole discussed the transaction with the IGI board at its board meeting on July 28, 2019. IGI’s board voted unanimously to move forward with the contemplated transaction. Discussions with Minority Shareholder #2 continued until signing of the Business Combination Agreement.

On July 29, 2019, the IGI digital data room for due diligence purposes was opened up to Tiberius, EGS and LDM.

Prior to the signing of the LOI, Tiberius began terminating discussions with other parties about a business combination. During the last week of July Mr. Poole informed the last party it had been in discussion with that it would cease further discussions regarding a potential business combination.

During the period of July 30-31, 2019, Tiberius conducted on-site due diligence at the IGI office in Amman, Jordan with IGI’s Group CFO Pervez Rizvi along with members of his team, the actuarial staff and other management.

At various times during August 2019, Tiberius updated its potential PIPE investors on the status of the Business Combination Agreement and reconfirmed their indications of interest.

On August 1, 2019, Mr. Poole met with Minority Shareholder #1 to discuss potential amendments to the terms of the transaction that would be more favorable from their perspective.

On August 5, 2019, Tiberius, RBC and IGI held a conference call to discuss IGI’s reserves as part of the Tiberius due diligence process.

On August 12, 2019, Tiberius completed its first draft of the Business Combination Agreement.

On August 16, 2019, LDM sent an updated due diligence checklist to Freshfields.

From Aug 19-23, 2019, Mr. Poole and Mr. Chawhan traveled to Amman, Jordan for an IGI board meeting. The IGI board discussed various matters and approved the 1H19 financials. Tiberius engaged in additional on-site due diligence. During this time Tiberius, RBC, certain IGI shareholders and members of the IGI Board discussed potential amendments to the transaction terms.

On August 26, 2019, Tiberius had a conference call with Guy Carpenter giving them an update on progress towards a Business Combination Agreement.

On September 4, 2019, Tiberius held a conference call with RBC and EGS to discuss potential amendments to the terms of the LOI to incorporate feedback from certain large IGI shareholders.

At various times during September 2019, Tiberius updated its potential PIPE investors on the status of the Business Combination Agreement and reconfirmed their indications of interest.

On September 5, 2019, IGI was upgraded to A (Excellent) from A.M. Best, representing a significant positive development for IGI.

On September 8, 2019, Tiberius and Cantor discussed various aspects of the Business Combination Agreement including lockup arrangements. Also on this day, IGI and Tiberius agreed to change certain transaction terms including making $15 million of cash proceeds available to selling shareholders other than Wasef Jabsheh.

On September 8, 2019, IGI’s board of directors met and, among other things, determined unanimously to move forward with the Tiberius transaction.

On September 12, 2019, RBC hosted an organizational call with Tiberius, IGI, Freshfields and EGS to discuss an update on the negotiation of the Business Combination Agreement, rating agency outreach, press release drafting, legal due diligence and other responsibilities.

From September 12, 2019 until the execution of the Business Combination Agreement, Tiberius spoke continuously to EGS as the Business Combination Agreement was discussed and negotiated among Tiberius, IGI, Freshfields, EGS and RBC.

On September 15, 2019, the initial draft of the Business Combination Agreement was sent to Freshfields, IGI and RBC for their review.

On September 18, 2019, Tiberius and RBC, and on September 19, 2019, Tiberius, RBC and IGI, discussed an update to the investor presentation and the pro-forma model assumptions to reflect the updated transaction terms.

On September 20, 2019, EGS and Freshfields held a call to negotiate key points in the Business Combination Agreement.

On September 26, 2019, Tiberius and RBC discussed various aspects of the transaction. Also on this day, the parties decided that Tiberius would draft materials to be used in connection with the announcement of the business combination.

On September 28, 2019, Freshfields returned a revised draft of the Business Combination Agreement to EGS and Tiberius for their review. The Business Combination Agreement was revised and drafts circulated on several occasions through the execution of the agreement.

On October 1, 2019, IGI communicated with its public relations specialist regarding the public announcement of the transaction.

On October 2, 2019, Tiberius, IGI, RBC and IGI’s public relations firm had a discussion on transaction details. Also on this day, there was a status update call between Tiberius, RBC, IGI, Freshfields and EGS to discuss legal documents and an updated timeline.

On October 3, 2019, Tiberius and EGS discussed changes to the Business Combination Agreement. Also on this day, Tiberius discussed with Church Mutual Insurance Company, its anchor investor, a potential agreement to repurchase their warrants. Later in October but prior to the execution of the Business Combination Agreement, Church Mutual Insurance Company and Tiberius came to an agreement on the repurchase of their warrants. Finally, there was another status update call on this day between Tiberius, RBC, IGI, Freshfields and EGS on terms of the Business Combination Agreement.

On October 4, 2019, Freshfields and EGS decided on a process for escrowing signatures for the PIPE and redemption waiver documents and at various times between October 7, 2019 and the execution of the Business Combination Agreement on October 10, 2019, Tiberius began gathering signatures for escrow related to the PIPE and redemption waiver commitments. Also on this day, there was another status update call among Tiberius, RBC, IGI, Freshfields and EGS. Tiberius and RBC also discussed transaction terms with Minority Shareholder #1 on this day.

During the rest of October until the execution of the Business Combination Agreement on October 10, 2019, various ancillary agreements were drafted, negotiated and finalized which would become exhibits to the Business Combination Agreement.

On October 7, 2019, Tiberius hosted a call for its board members to discuss the Business Combination Agreement.

On October 8, 2019, Tiberius finalized an agreement on sponsor share and warrant adjustments for Minority Shareholder #1. Also on this day, Tiberius, RBC and LDM spoke over the phone about outstanding diligence items.

On October 9, 2019, the Tiberius board of directors held a meeting, at which the board approved the Business Combination Agreement, related agreements and the transactions contemplated thereby.

On October 10, 2019, IGI, Tiberius and RBC completed the preparation of the announcement press release and the deal announcement conference call script.

Effective as of October 10, 2019, the IGI board of directors approved the Business Combination Agreement, related agreements and the transactions contemplated thereby.

Effective as of October 10, 2019, the holders of 91.4% of IGI’s outstanding shares signed exchange agreements pursuant to which they agreed to participate in the business combination. (As of the date of this proxy statement/prospectus, the holders of more than 99% of IGI’s outstanding shares have signed exchange agreements in which they agree to participate in the business combination.)

On October 10, 2019, the Business Combination Agreement and related ancillary agreements were executed.

On October 10, 2019, IGI and Tiberius issued a joint press release announcing the business combination.

Tiberius Board of Directors’ Reasons for the Approval of the Business Combination

Before reaching its decision to approve the Business Combination Agreement and the transactions contemplated thereby, the Tiberius board of directors reviewed the results of the due diligence undertaken by Tiberius management and by Tiberius’s advisors with respect to IGI.

The diligence conducted by Tiberius’s management and presented to its board of directors included the following:

•        An overview of the public markets in the insurance industry;

•        Research on comparable companies and transactions;

•        A review of the transaction structure presented by Tiberius’s management and by counsel to Tiberius;

•        Legal diligence review conducted by counsel to Tiberius;

•        Regulatory diligence review conducted by special insurance counsel to Tiberius;

•        Site visits by Tiberius’s management to IGI’s main offices;

•        Review of feedback from existing and potential investors of Tiberius on the key aspects of the proposed Business Combination;

•        A financial, operational and documentation review by management of financial, operational and other materials provided by IGI, including but not limited to, a review of IGI’s annual financial statements; and

•        Extensive meetings and calls with IGI’s management, IGI’s representatives and principal shareholders regarding IGI’s operations, financial condition, strategies and prospects.

Among other aspects, in connection with its efforts to determine the fair market value of IGI, the Tiberius management reviewed operating and stock price performance of certain public companies that we deemed comparable to IGI. The relevant comparables and the respective price-to-book multiple for each comparable company are set forth in the table below:

Price to Book Value(1)
Arch Capital Group Ltd.	1.67x
Argo Group International Holdings, Ltd.	1.20x
Axis Capital Holdings Limited	1.14x
Beazley Plc	2.55x
Everest Re Group, Ltd.	1.19x
Hiscox Ltd	2.09x
James River Group Holdings Ltd	1.89x
Kinsale Capital Group, Inc.	7.05x
Lancashire Holdings Limited	1.58x
Markel Corporation	1.53x
RenaissanceRe Holdings Ltd.	1.59x
RLI Corp.	4.18x
W. R. Berkley Corporation	2.18x
Average Price-to-Book Value	2.30x

____________

(1)      Data as of October 3, 2019

The Tiberius management noted that the average of price-to-book multiples of the relevant comparables equaled 2.30x book value as of the date of the transaction announcement which is significantly higher than the IGI acquisition price-to-book multiple of 1.22x. In addition, the Tiberius management and board of directors noted that IGI has consistently produced higher-quality and lower-volatility returns without the use of financial leverage while maintaining a conservative investment portfolio.

In addition, the Tiberius board of directors considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Tiberius board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual directors may have given different weight to different factors.

•        Demonstrated Track Record of Value Creation.    The Tiberius board of directors took note of the fact that IGI has a 17 year track record of creating shareholder value through focused underwriting, capital management and conservative investing, delivering a 350% return for shareholders since its inception. Among other aspects, IGI has delivered low volatility returns with an average combined ratio of 91% and an average unlevered return on average equity of approximately 10% over the past ten years.

•        Multiple Line Specialty (Re)Insurer with Differentiated Geographic Footprint.    The Tiberius board of directors took note of the fact that IGI has a well-diversified book of 17 lines of business (including sub-classes) spanning across multiple specialty and niche products and has exposures in more than 200 countries with access to both mature markets as well as fast growing underpenetrated markets with growth potentials.

•        Experienced and Market Respected Management Team.    The Tiberius board of directors considered the expertise and strength of the IGI management team whose members have an average of over 30 years of industry experience and the industry awards received by its leadership, including its founder and Chief Executive Officer, Wasef Jabsheh.

•        Conservative Balance Sheet with No Financial Leverage.    Based on its review of IGI’s financial information, including IGI’s historical audited financial statements, the Tiberius board of directors noted that IGI has no financial leverage.

•        Disciplined Risk Selection and Prudent Risk Management Framework.    The Tiberius board of directors took note of IGI’s risk selection approach that combines decades of customized underwriting experience of its management team with sophisticated modelling tools utilizing actuarial data across all of its lines of business and also IGI’s risk transfer program with reinsurance coverage tailored to underlying exposure.

The foregoing discussion of the material factors considered by the Tiberius board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the Tiberius board of directors.

In making its recommendation, the Tiberius board of directors also considered, among other things, the following potential deterrents to the Business Combination:

•        the risk that some of the current Tiberius public stockholders would exercise their Redemption Rights, thereby depleting the amount of cash available in the Trust Account;

•        the risks associated with the insurance industry in general;

•        the risk associated with macroeconomic uncertainty and the effects it could have on IGI’s revenues and financial condition;

•        the risk of competition in the insurance industry, including the potential for new entrants;

•        the risk that the Business Combination might not be consummated in a timely manner or that the closing of the Business Combination might not occur despite the efforts of the parties thereto, including by reason of a failure to obtain the approval of Tiberius’s stockholders;

•        the potential inability to maintain the listing of Pubco’s securities on The Nasdaq Capital Market following the Business Combination;

•        the significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to consummate the Business Combination; and

•        the other risks described in the “Risk Factors” section of this proxy statement/prospectus.

The Tiberius board of directors concluded that these risks could be managed or mitigated by IGI or were unlikely to have a material effect on the Business Combination or IGI, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Tiberius and its stockholders. The Tiberius board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

Roles of Tiberius’s Advisors in the Negotiation and Execution of the Business Combination

Tiberius’s management consulted with Dowling in connection with its valuation and diligence efforts of IGI. Although Dowling was not engaged to provide a report, opinion or appraisal for the proposed Business Combination, Tiberius’s management used certain data supplied by Dowling relating to other public companies in the insurance sector in connection with its valuation analysis of IGI. Dowling also conducted diligence on members of IGI’s management and presented its findings to Tiberius’s management.

Dowling served as one of the underwriters in Tiberius’s IPO and Tiberius’s management selected Dowling as its capital market advisor for Tiberius’s business combination primarily because of Dowling’s expertise in the insurance sector and its knowledge of the expectations of investors in that sector. Dowling will not be entitled to any additional compensation other than the deferred compensation for its underwriting services in Tiberius’s IPO. Other than disclosed herein, there has been no material relationship between Tiberius or its affiliates and Dowling and its affiliates or unaffiliated representatives during the past two years, nor is any such relationship contemplated.

None of the other advisors to Tiberius, including Cantor and GC Securities, has been involved in the valuation or the negotiation of any other terms of the Business Combination Agreement.

Satisfaction of 80% Test

It is a requirement under Tiberius’s amended and restated certificate of incorporation that any business acquired by Tiberius have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commission and tax payable on interest earned) at the time of the execution of a definitive agreement for an initial business combination.

As of October 10, 2019, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $171.5 million (excluding deferred underwriting commission and tax payable on interest earned) and 80% thereof was approximately $137.2 million. Based on the fact that the $376.5 million fair market value of IGI (or 1.22 times of its book value as of June 30, 2019) is significantly in excess of the threshold of approximately $137.2 million, representing 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commission and tax payable on interest earned), the Tiberius board determined that the fair market value of IGI was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was therefore satisfied.

Interests of Tiberius Directors and Officers in the Business Combination

When you consider the recommendation of the Tiberius board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that the Tiberius Initial Stockholders, including Tiberius’s directors and executive officers, have interests in such proposal that are different from, or in addition to, your interests as a stockholder or warrant holder. These interests include, among other things:

•        If the Business Combination with IGI or another business combination is not consummated by March 20, 2020 (or such later date as may be agreed by the Tiberius stockholders), Tiberius will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. The Initial Stockholders of Tiberius currently hold 4,337,500 shares of Tiberius Common Stock. In the event of dissolution or liquidation 4,312,500 Founder Shares which were acquired for an aggregate purchase price of $25,000 prior to the IPO, would be worthless because the Tiberius Initial Stockholders are not entitled to participate in any redemption or liquidation with respect to Founder Shares. The aggregate market value of Tiberius Common Stock held by the Tiberius Initial Stockholders was $45,110,000 based upon the closing price of $10.40 per share on the Nasdaq Capital Market on December 5, 2019. The aggregate market value of Founder Shares held by the Tiberius Initial Stockholders was $44,850,000 based upon the closing price of $10.40 per share on the Nasdaq Capital Market on December 5, 2019.

•        The Sponsor purchased an aggregate of 4,500,000 private warrants from Tiberius for an aggregate purchase price of $4,500,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of Tiberius’s initial public offering. All of the proceeds Tiberius received from these purchases were placed in the Trust Account. Such units had an aggregate market value of $5,220,000 based upon the closing price of $1.16 per warrant on NASDAQ on December 5, 2019. The Tiberius warrants will become worthless if Tiberius does not consummate a business combination by March 20, 2020 (or such later date as may be approved by the Tiberius stockholders) (as will the Tiberius warrants held by public stockholders).

•        The market value of the current equity ownership of Tiberius’s officers and directors in Tiberius Common Stock and warrants, based on the closing price of $10.40 per share of common stock and $1.16 per warrant on NASDAQ as of December 5, 2019, is approximately $50,330,000.

•        The Business Combination Agreement provides that Michael Gray and Andrew Poole, current directors of Tiberius, will be directors of Pubco after the closing of the Business Combination. As such, in the future each will receive any cash fees, stock options or stock awards that the Pubco board of directors determines to pay to its non-executive directors.

•        If Pubco is unable to complete a business combination within the required time period, Mr. Gray, Chief Executive Officer and Chairman of Tiberius, will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tiberius for services rendered or contracted for or products sold to Tiberius, but only if such a vendor or target business has not executed a waiver of any right to access the funds in the Trust Account.

•        The Tiberius Initial Stockholders, including Tiberius’s officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on behalf of Tiberius, such as identifying and investigating possible business targets and business combinations. However, if Tiberius fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Tiberius may not be able to reimburse these expenses if the Business Combination with IGI or another business combination is not completed by March 20, 2020 (or such later date as may be approved by the Tiberius stockholders). As of the date of this proxy statement/prospectus, there are no unpaid reimbursable expenses.

•        Since its inception, the Sponsor has made loans from time to time to Tiberius to fund certain capital requirements.  As of the date of this proxy statement/prospectus, an aggregate of $400,000 principal amount of these working capital loans is outstanding.  In addition, the Sponsor loaned an aggregate amount of $1,725,000 in connection with the IPO, inclusive of $225,000 as a result of the exercise of the underwriters’ over-allotment option, the proceeds of which were added to the Trust Account. The foregoing loans are evidenced by non-interest-bearing notes that are convertible at the Sponsor’s election upon the consummation of an initial business combination into warrants of Tiberius, at a price of $1.00 per warrant.

Recommendation of Tiberius’s Board of Directors

After careful consideration of the matters described above, particularly IGI’s historical record of growth, potential for growth and profitability, the experience of IGI’s management and IGI’s competitive positioning, customer relationships, and technical skills, Tiberius’s board unanimously approved each of the Business Combination Proposal, the Incentive Compensation Plan Proposal, the Share Issuance Proposal and the Adjournment Proposal, if presented, and unanimously recommended that you vote or give instructions to vote “FOR” each of these proposals.

The foregoing discussion of the information and factors considered by the Tiberius board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Tiberius board of directors.

Amended and Restated Pubco Bye-laws

Pursuant to the Business Combination Agreement, prior to the consummation of the Business Combination, the board of directors and shareholders of Pubco will amend and restate Pubco’s bye-laws. The Amended and Restated Pubco Bye-laws will reflect the following material differences from Tiberius’s current amended and restated certificate of incorporation and bylaws:

	Tiberius	Pubco
Organizational Documents	The rights of Tiberius stockholders are currently governed by the Tiberius certificate of incorporation and by-laws and Delaware law, including the Delaware General Corporation Law (“DGCL”).

Upon the consummation of the transactions contemplated hereby, the rights of Pubco shareholders will be governed by Pubco’s memorandum of association and the Amended and Restated Pubco Bye-laws and Bermuda law, including the Companies Act of 1981 (the “Companies Act”).

Authorized Shares

The authorized capital stock of Tiberius includes (i) up to 60,000,000 shares of common stock with a par value of $0.0001 per share and (ii) up to 1,000,000 shares of preferred stock with a par value of $0.0001 per share.

The authorized share capital of Pubco includes (i) up to common shares with a par value of $0.01 per share and (ii) up to preference shares with a par value of $0.01 per share.
Outstanding Shares

As of September 30, 2019, Tiberius had outstanding (i) 21,562,500 shares of common stock and no shares of preferred stock and (ii) 21,750,000 warrants to purchase common stock at an exercise price of $11.50 per share.

Upon the consummation of the transactions contemplated hereby, based on IGI’s actual book value at June 30, 2019 and the redemption price of Tiberius Common Stock on an anticipated closing date in March 2020, and assuming there are no redemptions by Tiberius stockholders, and 100% of IGI shareholders sign Share Exchange Agreements, it is expected that Pubco will have issued and outstanding (i) 52,137,783 common shares and no preference shares and (ii) 20,250,000 warrants to purchase common shares at an exercise price of $11.50 per share.

	Tiberius	Pubco
Dividends

Under Delaware law, the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon shares of its capital stock, or to its members if the corporation is a nonstock corporation, either:

•   out of its surplus, as defined in the DGCL, or

•   in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

If the capital of the corporation, computed in accordance with the DGCL, shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or after such payment would be, unable to pay its liabilities as they become due, or (ii) the realizable value of the company’s assets (after the payment or distribution) would be less than the aggregate amount of its liabilities.

The Amended and Restated Pubco Bye-laws provide that the board of directors may, subject to the bye-laws and the Companies Act, declare a dividend to be paid to the shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie. The board of directors may fix any date as the record date for determining the shareholders entitled to receive any dividend.

The Amended and Restated Pubco Bye-laws provide that the holders of Pubco’s common shares will be entitled to such dividends and other distributions as the board of directors may from time to time declare.

Preemptive Rights

Under Delaware law, securityholders of a corporation only have preemptive rights as may be expressly granted in the corporation’s certificate of incorporation.

Tiberius stockholders have no preemptive or other subscription rights under the Tiberius certificate of incorporation.

Under Bermuda law, no shareholder has a preemptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.

The Amended and Restated Pubco Bye-laws do not provide the holders of Pubco common shares with preemptive rights and Pubco has not entered into any contract granting preemptive rights.

	Tiberius	Pubco
Number of Directors

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or by-laws.

The Tiberius certificate of incorporation provides that the number of directors of Tiberius, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the board pursuant to a resolution adopted by a majority of the board.

The Tiberius board of directors currently consists of 7 directors.

The Amended and Restated Pubco Bye-laws provide that the number of directors of Pubco’s board of directors will consist of not less than one director and not more than such maximum number of directors as the board of directors may from time to time determine.

Pursuant to the Business Combination Agreement, the board of directors of Pubco upon and following the consummation of the Business Combination will consist of seven directors.

Classification of Board of Directors

The DGCL permits a Delaware corporation to provide in its certificate of incorporation or by-laws that the board of directors shall be divided into as many as three classes of directors with staggered terms of office, with only one class of directors being elected each year for a maximum term of three years.

The Tiberius certificate of incorporation provides that the Tiberius board of directors is divided into two classes, Class I and Class II, with members of each class serving staggered two-year terms.

The Amended and Restated Pubco Bye-laws provide that the directors will be divided into three classes designated Class I, Class II and Class III, with each class of directors consisting, as nearly as possible, of one-third of the total number of directors constituting the entire board. At the first general meeting which is held after the date of adoption of the bye-laws for the purpose of electing directors, the Class I directors will be elected for a one year term of office, the Class II directors will be elected for a two year term of office and the Class III directors will be elected for a three year term of office. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy will hold office for a term that will coincide with the remaining term of the other directors of that class, but in no case will a decrease in the number of directors shorten the term of any director then in office.

	Tiberius	Pubco
Removal of Directors

Under Delaware law, stockholders holding a majority of shares entitled to vote at an election of directors may remove any directors or the entire board of directors, with or without cause, except that:

•   unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may only remove a director for cause; or

•   in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

The Tiberius certificate of incorporation provides that, subject to the terms of any preferred stock, any or all of the directors of Tiberius may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of Tiberius capital stock entitled to vote generally in the election of directors, voting together as a single class.

The Amended and Restated Pubco Bye-laws provide that shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with the bye-laws, remove a director only with cause, provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to do so and be served on such director not less than fourteen days before the meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal;  provided further that a Jabsheh Director may only be removed by Wasef Jabsheh by notice in writing to the Jabsheh Director and the secretary, so long as Wasef Jabsheh is entitled to appoint such director in accordance with the bye-laws. For purposes of the bye-laws, “cause” means a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or the company into disrepute and which results in material financial detriment to the company.

Vacancies on the Board of Directors

Under Delaware law, unless a Delaware corporation’s certificate of incorporation or by-laws provide otherwise:

•   vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director;

Under Bermuda law, so long as a quorum of directors remains in office, unless the bye-laws of a company otherwise provide, any vacancy occurring in the board of directors may be filled by such directors as remain in office. If no quorum of directors remains, the vacancy will be filled by a general meeting of shareholders.

	Tiberius	Pubco

•   whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected; and

•   when one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the DGCL in the filling of other vacancies.

The Tiberius certificate of incorporation provides that any vacancy on Tiberius’s board of directors, including a vacancy resulting from an enlargement of the Tiberius board of directors, may be filled only by vote of a majority of Tiberius directors then in office (even if less than a quorum), or by a sole remaining director (and not by stockholders).

The Amended and Restated Pubco Bye-laws provide that, subject to Wasef Jabsheh’s right to fill any vacancy of a Jabsheh Director:

•   vacancies created by the removal of a director for cause may be filled by the shareholders at the meeting at which such director is removed, and, in the absence of such election or appointment, the board of directors may appoint a replacement; and

•   vacancies resulting from the death, disability, disqualification or resignation of any director or resulting from an enlargement of the Pubco board of directors may be filled by the shareholders in a general meeting or by the board of directors.

Board Meeting Quorum

Under Delaware law, a majority of the total number of directors shall constitute a quorum unless the certificate of incorporation or the by-laws state otherwise, provided that in no case shall a quorum be less than one-third of the total number of directors.   The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or the by-laws shall require a vote of a greater number.

Tiberius’s by-laws provide that a majority of the Tiberius board will constitute a quorum for the transaction of business at any meeting of the board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board, except as may be otherwise specifically provided by applicable law, the certificate of incorporation or Tiberius’s by-laws.

The Amended and Restated Pubco Bye-laws provide that the quorum necessary for the transaction of business at Pubco’s board meeting is two directors, provided that if there is only one director in office the quorum shall be one, and a resolution put to vote at a Board meeting shall be carried by the affirmative vote of a majority of the votes cast.

	Tiberius	Pubco
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company.

The Amended and Restated Pubco Bye-laws provide that the business of Pubco shall be managed and conducted by the board of directors and that, in managing the business of Pubco, the board of directors may exercise all such powers of Pubco as are not, by the Companies Act or by the bye-laws, required to be exercised by Pubco at a general meeting of shareholders.

In accordance with Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•   a duty to act in good faith in the best interests of the company;

•   a duty not to make a personal profit from opportunities that arise from the office of director;

•   a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed to third parties and/or the director’s duty to the company; and

•   a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•   to act honestly and in good faith with a view to the best interests of the company; and

•   to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of either shareholders, members or creditors.

	Tiberius	Pubco
Interested Directors

Under Delaware law, a transaction entered into by Tiberius in which a director has an interest would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (3) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Bermuda law provides that a transaction entered into by Pubco in which a director has an interest will not be voidable by Pubco and such director will not be liable to Pubco for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity either at a meeting of directors or in writing to the directors.

The Amended and Restated Pubco Bye-laws provide that a director who is directly or indirectly interested in a contract or proposed contract with the company must declare the nature of such interest as required by the Companies Act. A director who has complied with the foregoing requirement may (a) vote in respect of such contract or proposed contract and/or (b) be counted in the quorum for the meeting at which the contract or proposed contract is to be voted on, and no such contract or proposed contract shall be void or voidable by reason only that the director voted on it or was counted in the quorum of the relevant meeting and the director shall not be liable to account to Pubco for any profit realized thereby.

Notice of Stockholder Meeting

Consistent with Delaware law, Tiberius’s by-laws provide that written notice of each meeting of stockholders shall be given, by mail or electronic transmission, not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

The Amended and Restated Pubco Bye-laws provide that at least 14 days’ prior notice of each annual general meeting and special meeting must be given to each shareholder entitled to attend and vote in such meeting, stating the date, place and time. With respect to an annual general meeting, the notice should also state that the election of the directors will take place and list the other business to be conducted at the meeting. With respect to a special general meeting, the notice should also state the general nature of the business to be considered at the meeting.

In addition, a general meeting shall, notwithstanding that it is called on shorter notice than 14 days, be deemed to have been properly called if it is so agreed by (i) all the shareholders entitled to attend and vote at such meeting in the case of an annual general meeting; and (ii) by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote in such meeting in the case of a special general meeting.

	Tiberius	Pubco
Right to Call Special Stockholder Meetings

Under Delaware law, a special meeting of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Tiberius’s by-laws provide that special meetings of Tiberius stockholders may be called only by a majority vote of Tiberius’s board of directors, by Tiberius’s CEO or by Tiberius’s chairman.

The Amended and Restated Pubco Bye-laws provide that the board of directors (a) may convene a special general meeting whenever in their judgment such meeting is necessary and (b) must convene a special general meeting at the request of shareholders holding not less than one-tenth of the paid-up share capital of Pubco with the right to vote at general meetings.

Shareholder Meeting Quorum

Subject to certain exceptions specified in the DGCL, the DGCL provides that the certificate of incorporation or by-laws of any corporation authorized to issue stock may specify the number of shares and/or the amount of other securities having voting power the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series.

In the absence of such specification in the certificate of incorporation or by-laws of the corporation:

•   a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders; and

•   where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

Tiberius’s by-laws provide that the presence, in person or by proxy, at a stockholders meeting of the shareholders of capital stock of Tiberius representing a majority of the voting power of all outstanding shares of capital stock of Tiberius entitled to vote at such meeting shall constitute a quorum for the transaction of business, except that when a specified business is to be voted on by a class or series of stock voting as a class, the shareholders representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

The Amended and Restated Pubco Bye-laws provide that at any Pubco general meeting of shareholders, two or more persons present at the start of the meeting, representing in person or by proxy in excess of 33% of the total voting rights of all issued and outstanding shares of Pubco entitled to vote at such general meeting, shall be the quorum for the transaction of business.

	Tiberius	Pubco
Shareholder Meeting Voting Requirements

Under Delaware law, unless otherwise provided in the certificate of incorporation and subject to other provisions of the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

The Tiberius certificate of incorporation provides that holders of Tiberius common stock of record are entitled to one vote for each share held on all matters to be voted on by stockholders.

The Amended and Restated Pubco Bye-laws provide that, subject to any rights and restrictions lawfully attached to any class of shares or the bye-laws, every shareholder present in person and every person holding a valid proxy at such meeting shall be entitled to one vote on a show of hands for each person or valid proxy present and one vote on a poll for each share held by such person or valid proxy.

Stockholder Action by Written Consent

Under Delaware law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the signed written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Tiberius certificate of incorporation provides that any action required or permitted to be taken by Tiberius common stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Under Bermuda law, unless otherwise provided in the bye-laws, action by written consent of shareholders is permitted and the resolutions contained therein are passed when the written consent is signed by shareholders representing the required number of votes as would be required if the resolution had been voted on at a meeting of the shareholders, with the exception of a resolution to remove an auditor or director before expiration of his term of office, which must be passed by resolution in a general meeting.

Under the Amended and Restated Pubco Bye-laws, anything which may be done by resolution of Pubco at a general meeting of shareholders or by resolution at a meeting of any class of the shareholders may, without a meeting and without any previous notice being required, be done by unanimous written resolution signed by or on behalf of all shareholders entitled to attend and vote at such a meeting, with the exception of a resolution to remove an auditor or director before expiration of his term of office, which must be passed by resolution in a general meeting.

Cumulative Voting

Under Delaware law, the certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder’s shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit.

The Amended and Restated Pubco Bye-laws provide for plurality voting for elections of directors. Cumulative voting for elections of directors is not provided for.

	Tiberius	Pubco

Tiberius’s certificate of incorporation provides that the election of the Tiberius directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares can elect all of the directors.

Stockholder Director Nominations

Tiberius’s by-laws provide that, for a nomination to be made by a stockholder, such stockholder must give notice thereof in written form to the secretary (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the company and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the company.

The Amended and Restated Pubco Bye-laws provide that, if a shareholder intends to nominate a person for election as a director, (a) at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary, the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made and (b) at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

Under the Amended and Restated Pubco Bye-laws, for so long as Wasef Jabsheh, his family and/or their affiliates own at least 10% of the issued and outstanding common shares and provided that Mr. Jabsheh remains a shareholder, Mr. Jabsheh is entitled to appoint two directors to the board (each a “Jabsheh Director”). In addition, for so long as Mr. Jabsheh, his family and/or their affiliates own at least 5% of the issued and outstanding common shares and provided that Mr. Jabsheh remains a shareholder, Mr. Jabsheh is entitled to appoint one director to the board. The remaining directors are elected by the shareholders.

	Tiberius	Pubco
Stockholder Proposals

Tiberius’s by-laws provide that for business to be properly brought before an annual meeting by a stockholder (other than director nominations), such stockholder must have given notice thereof in written form to the secretary not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders;  provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business of the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the company. The requirements described above will be deemed satisfied by a stockholder as to any proposal (other than director nominations) if the stockholder notifies the company of such stockholder’s intention to present such proposal at an annual meeting in compliance with SEC Rule 14a-8 (governing stockholder proposals).

Under Bermuda law, shareholders may, as set forth below, at their own expense (unless the company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly move and intend to move at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having a right to vote at the meeting to which the request relates or not less than 100 shareholders.

Director Liability

Delaware law permits the adoption of a provision in the certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. However, the law does not permit any limitation of the liability of a director for:

•   any breach of the duty of loyalty to the corporation or its stockholders;

•   any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   obtaining an improper personal benefit from the corporation; or

•   willful or negligent conduct in paying a dividend or approving a stock repurchase that was illegal under Delaware law.

The Amended and Restated Pubco Bye-laws provide that each Pubco shareholder waives any claim or right of action such shareholder might have, whether individually or by or in the right of Pubco, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for Pubco or any subsidiary thereof, except in respect of any fraud or dishonesty of such director or officer.

	Tiberius	Pubco

Tiberius’s certificate of incorporation provides that a Tiberius director shall not be personally liable to Tiberius or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL unless they violated their duty of loyalty to Tiberius or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•   by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•   by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•   by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•   by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in

The Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

The Amended and Restated Pubco Bye-laws provide that the directors, resident representative, secretary and other officers acting in relation to any of the affairs of Pubco or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of Pubco or any subsidiary thereof and every one of them shall be indemnified and secured harmless out of the assets of Pubco from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable to the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity,

Tiberius	Pubco
view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

or for any bankers or other persons with whom any moneys or effects belonging to Pubco shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to Pubco shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to Pubco which may attach to any of the indemnified parties.

Tiberius’s by-laws provide that, to the fullest extent permitted by applicable law, Tiberius shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of Tiberius or, while a director or officer of Tiberius, is or was serving at the request of Tiberius as a director, officer, employee, agent of another corporation or of a partnership, joint venture, trust other enterprise or nonprofit entity, including service with respect to an employee benefit plan. This right of indemnification includes the right to be paid by Tiberius the expenses incurred, to the fullest extent authorized by the DGCL, in connection with any such proceeding in advance of its final disposition, provided that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified.

In addition, the Amended and Restated Pubco Bye-laws provide that Pubco may (i) purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him under the Companies Act in his capacity as a director or officer or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to Pubco or any of its subsidiaries and (ii) advance moneys to a director or officer for the costs, charges and expenses incurred by the director or officer in defending any civil or criminal proceedings against him, on condition that the director or officer shall repay the advance if any allegation of fraud or dishonesty in relation to Pubco is proved against him.

	Tiberius	Pubco
Amendment of Certificate of Incorporation/ Memorandum of Association

Under Delaware law, a proposed amendment to a corporation’s certificate of incorporation requires (i) approval by its board of directors and (ii) adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment (subject to any class voting rights required by the corporation’s certificate of incorporation, the terms of any preferred stock, or Delaware law).

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders.

The Amended and Restated Pubco Bye-laws provide that the memorandum of association may be amended only if made in accordance with the Companies Act and with approval by resolutions of the board of directors and shareholders.

Amendment of By-laws/Bye-laws

Under Delaware law, after a corporation receives payment for any of its stock, the power to adopt, amend, or repeal by-laws resides exclusively in the stockholders entitled to vote, unless the certificate of incorporation confers a concurrent power on the board.

The Tiberius certificate of incorporation provides that the board of directors shall have the power to adopt, amend, alter or repeal the by-laws with an affirmative vote of a majority of the board of directors. The by-laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of Tiberius required by applicable law or the certificate of incorporation, the affirmative vote of the shareholders of at least a majority of the voting power (except as otherwise provided in the by-laws with respect to the indemnification of directors and officers) of all outstanding shares of capital stock of Tiberius entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the by-laws.

Consistent with Bermuda law, the Amended and Restated Pubco Bye-laws provide that the bye-laws may be rescinded, altered or amended and no new bye-laws may be made unless in accordance with the Companies Act and with the approval by resolutions of the board of directors and the shareholders. However, certain provisions of the bye-laws relating to the board of directors, business combinations and the amendment of the bye-laws may not be rescinded, altered or amended and no new bye-laws may be made which would have the effect of rescinding, altering or amending such provisions until the same has been approved by resolution of the board of directors including an affirmative vote of not less than 66% of the directors then in office and by a resolution of the shareholders including the affirmative vote of shares carrying not less than 66% of the issued and outstanding shares voting at a general meeting of shareholders called for such purpose.

Approval of Mergers

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction.

Under Bermuda law, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

	Tiberius	Pubco

The Amended and Restated Pubco Bye-laws require that an amalgamation or merger with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions) must be approved by a majority of the directors, including each Jabsheh Director. To the extent such amalgamation or merger is not with certain affiliates, approval of 75% of the shareholders voting at such meeting is required and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of Pubco.

Approval of Mergers with Interested Shareholders

Tiberius is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a business combination with:

•   a stockholder who owns 15% or more of Tiberius outstanding voting stock (an “interested stockholder”);

•   an affiliate of an interested stockholder; or

•   an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

There is no similar law in Bermuda that prohibits engaging in certain business combinations with an interested shareholder.

However, Pubco’s amended and restated bylaws provide that if the merger or amalgamation is with an “interested shareholder,” approval is required from (1) a majority of the board of directors, including each Jabsheh Director in the event such amalgamation or merger has an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions), and (2) an affirmative vote of at least 66 2/3% of all the issued and outstanding voting shares of Pubco that are not owned by the interested shareholder (subject to certain exceptions).

Under the Amended and Restated Pubco Bye-laws, “interested shareholder” means, subject to certain exceptions, any person (other than Wasef Jabsheh, Pubco and any entity directly or indirectly wholly-owned or majority-owned by Pubco) that (i) is the owner of 15% or more of the issued and outstanding voting shares of Pubco, (ii) is an affiliate or associate of Pubco and was the owner of 15% or more of the issued and outstanding voting shares of Pubco at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above.

	Tiberius	Pubco
Dissenter’s Rights

Under Delaware law, a shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including either the New York Stock Exchange or the Nasdaq Stock Market.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, including a public Bermuda company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Required Purchase and Sale of Shares; Short Form Merger

Under Delaware law, if a buyer acquires less than 100% but at least 90% of a target company’s outstanding stock, it may be able to use a short-form merger to acquire the remaining minority interests. The merger allows the buyer to acquire those interests without a stockholder vote, thereby purchasing all of the target company’s stock.

In addition, Delaware law allows acquirors to effect a back-end merger with a public company without a vote of the target stockholders if the acquiror has obtained at least a majority of outstanding shares of the target in a tender or exchange offer, unless a higher threshold is specified in the target’s organizational documents.

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders in one of three ways:

•   A “scheme of arrangement” may be effected by obtaining the agreement of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders (excluding shares owned by the acquirer) present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•   If the acquiring party is a company, it may compulsorily acquire all the shares of the target Bermuda company by acquiring, pursuant to a tender offer, 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any

	Tiberius	Pubco

time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders could be compelled to sell their shares unless the court (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•   Where one or more parties holds not less than 95% of the shares or a class of shares of a Bermuda company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the court for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Inspection of Books and Records; Shareholder Lists

Under Delaware law, any stockholder, in person or represented by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect, and make copies and extracts from, books and records of the corporation for any proper purpose.

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the right to request from the company a copy of the bye-laws of the company, and to receive the company’s audited financial statements, which must be presented at the annual general meeting. Shareholders have an additional right to inspect the minutes of general meetings and request copies of any such minutes. The register of members of a company is open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than

	Tiberius	Pubco

two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Class Actions and Derivative Suits

Class actions and derivative suits generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions generally are not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

	Tiberius	Pubco
Dissolution and Winding Up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A Bermuda company may be wound up by the Bermuda court on application presented by the company itself, its creditors (including contingent or prospective creditors) or its contributories. The Bermuda court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Bermuda court, just and equitable to do so.

A Bermuda company limited by shares may be wound up voluntarily when the shareholders so resolve in general meeting. In the case of a voluntary winding up, the company shall, from the commencement of the winding up, cease to carry on its business, except so far as may be required for the beneficial winding up thereof.

Material United States Federal Income Tax Considerations

The following section is a summary of the material United States federal income tax considerations to U.S. holders (as defined below) of Tiberius common stock and warrants (which we sometimes refer to as our “securities”) that elect either (i) to participate in the Business Combination, including owning and disposing of Pubco’s common shares, or (ii) to have their common stock redeemed for cash. This discussion addresses only those Tiberius security holders (other than the Sponsor and its affiliates) that hold their securities as a capital asset within the meaning of Section 1221 of the Code and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances (such as a stockholder owning directly, indirectly or constructively 5% or more of Tiberius Common Stock or of Pubco’s common shares) or to holders that are subject to special rules, such as:

•        insurance companies;

•        real estate investment trusts or regulated investment companies;

•        persons who hold or receive Tiberius common stock as compensation;

•        individual retirement and other tax-deferred accounts;

•        persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar;

•        financial institutions;

•        partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•        tax-exempt organizations;

•        dealers in securities or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        persons holding Tiberius common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and

•        Non-U.S. holders (as defined below).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our securities that is:

•        a citizen or resident of the United States;

•        a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

The term “Non-U.S. holder” means a beneficial owner of our securities other than a U.S. holder or an entity (or arrangement) treated as a partnership for U.S. federal income tax purposes.

If an entity (or arrangement) treated as a partnership for U.S. federal income tax purposes holds our securities the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Tiberius securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is based upon the Code, applicable U.S. treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. Tax considerations under state, local and non-U.S. laws, or federal laws other than those pertaining to the income tax, are not addressed.

Neither Tiberius nor IGI intends to request any ruling from the Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the Business Combination and there can be no assurance that the IRS will agree with the discussion set out below.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF TIBERIUS SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE TRANSACTIONS AND THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDING PUBCO COMMON SHARES AND WARRANTS TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF PUBCO COMMON SHARES AND WARRANTS.

Certain U.S. Federal Income Tax Considerations of Participating in the Business Combination

This section is addressed to U.S. holders of Tiberius common stock that elect to participate in the Business Combination. It is intended that the merger of Tiberius and Merger Sub together with the Share Exchange qualify as an exchange described in Section 351 of the Code. However, there can be no assurance that the IRS will not successfully challenge this position, and if so then the exchange of Tiberius common stock for Pubco common shares will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351 of the Code.

A U.S. holder who owns Tiberius common stock and who exchanges such common stock for Pubco’s common shares will generally not recognize gain or loss. The aggregate tax basis for U.S. federal income tax purposes of the shares of Pubco received by such a U.S. holder in the Merger will be the same as the aggregate adjusted tax basis of the Tiberius shares surrendered in exchange therefor. The holding period of the shares of Pubco received in the Merger by such U.S. holder will include the period during which the Tiberius shares exchanged therefor were held by such U.S. holder.

A U.S. holder who solely holds Tiberius warrants that automatically convert into warrants to purchase Pubco’s common shares in the Business Combination will recognize gain or loss upon such exchange equal to the difference between the fair market value of the Pubco warrant received and such U.S. holder’s adjusted basis in its Tiberius warrant. A U.S. holder’s basis in its Pubco warrant deemed received in the Merger will equal the fair market value of such warrant. A U.S. holder’s holding period in its Pubco’s warrant will begin on the day after the Merger.

A U.S. holder who receives Pubco common shares in exchange for such U.S. holder’s Tiberius common stock and whose Tiberius warrants automatically convert into warrants to purchase Pubco’s common shares in the Business Combination will recognize gain (if any) with respect to each share of Tiberius common stock and warrant held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of the Pubco common shares and warrants to acquire Pubco common shares deemed received in exchange for such share or warrant, as described below, over such U.S. holder’s tax basis in the Tiberius share or warrant exchanged therefor or (ii) the fair market value of the warrants to acquire Pubco common shares deemed received in exchange for such Tiberius warrant. To determine the amount of gain, if any, that such U.S. holder must recognize, the holder must compute the amount of gain or loss realized as a result of the Merger on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of (i) the Pubco common shares received by such U.S. holder and (ii) the warrants to purchase Pubco common shares owned by such U.S. holder as a result of the Merger among the Tiberius common stock and warrants owned by such U.S. holder immediately prior to the Merger in proportion to their fair market values. Any loss recognized by a U.S. holder is disallowed.

Certain U.S. Federal Income Tax Considerations of Owning Pubco Common shares

This section is addressed to U.S. holders of Tiberius common stock that receive Pubco common shares in the Merger.

Taxation of Dividends and Other Distributions on Pubco Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by Pubco to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Pubco’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate Pubco’s earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. holders, including individual U.S. holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, (2) Pubco is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Pubco’s common shares. With respect to corporate U.S. holders, the dividends will generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Pubco common share equal to the difference between the amount realized (in U.S. dollars) for the common share and your tax basis (in U.S. dollars) in the common share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. holder, including an individual U.S. holder, who has held the common shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For purposes of the PFIC rules, a corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock (the “Look-Through Rule”). Accordingly, for purposes of these rules, Pubco will be treated as owning all the assets of IGI and as earning all of its income, and IGI will, in turn, be treated as owning all the assets of, and earning all the income of the two insurance companies through which it conducts its business (viz., IGI Bermuda (including the Labuan Branch) and IGI UK (together, the “Insurance Subs”)). Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), passive assets generally include assets held for the production of such income, and gains from the disposition of passive assets are generally all included in passive income. Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” is excluded from the definition of passive income, even though that income would otherwise be considered passive. A non-U.S. insurance company is a qualified insurance corporation if (i) the company would be taxed as an insurance company were it a U.S. corporation and (ii) claims and claim adjustment expenses and certain reserves (limited for this purpose to amounts required by applicable law and regulation) constitute more than 25% of the company’s gross assets for the relevant year, in each case as reported to the relevant regulator (the “Reserve Test”).

Based on the gross assets and claims and claim adjustment expenses of each of the Insurance Subs, in each case as reported to the relevant regulator, and based on the manner in which each of the Insurance Subs conducts and will continue to conduct its business, Pubco expects that each of the Insurance Subs will for the current year be, and for foreseeable future years will continue to be, a qualified insurance company for purposes of the PFIC rules. Accordingly, Pubco expects that the income of each of the Insurance Subs from its insurance business and the assets of each of the Insurance Subs held to produce income in that business will qualify for the current year and for future years as active rather than passive for purposes of the PFIC rules. Taking into account the income and assets of the Insurance Subs, which are treated as the income and assets of Pubco for purposes of the PFIC rules, and treating that income and assets as active, Pubco expects that less than 75% of its total income and that less than 50% of its total assets will be passive. Thus, Pubco expects that it will not be treated as a PFIC for the current year and does not expect to be so treated in foreseeable future years. Whether Pubco is a PFIC is a factual determination made annually, and Pubco’s status could change depending upon, among other things, the manner in which Pubco and IGI conduct their business. Accordingly, no assurance can be given that Pubco is not currently or will not become a PFIC in the current or any future taxable year.

If Pubco is a PFIC for any year during which you hold Pubco common shares, it will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if Pubco ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the common shares.

If Pubco is a PFIC for any taxable year(s) during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the common shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which Pubco was a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Pubco common shares and for which Pubco is determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such taxable year over your adjusted basis in such common shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Pubco, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Pubco Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including NASDAQ. If the Pubco common shares are regularly traded on Nasdaq Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were Pubco to be or become a PFIC.

Alternatively, a U.S. holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. Pubco does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any taxable year in which Pubco is a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such common shares, including regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

If you do not make a timely “mark-to-market” election (as described above), and if Pubco were a PFIC at any time during the period you hold its common shares, then such common shares will continue to be treated as stock of a PFIC with respect to you even if Pubco ceases to be a PFIC in a future year, unless you make a “purging election” for the year Pubco ceases to be a PFIC. A “purging election” creates a deemed sale of such common shares at their fair market value on the last day of the last year in which Pubco is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the common shares on the last day of the last year in which Pubco is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your common shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Pubco’s common shares and the elections discussed above.

Information Reporting and Backup Withholding

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to Pubco common shares and proceeds from the sale, exchange or redemption of Pubco common shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and timely furnishing any required information. Transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Federal Income Tax Considerations of Exercising Redemption Rights

This section is addressed to U.S. holders of Tiberius common stock that elect to have their Tiberius common stock redeemed for cash (we refer to these U.S. holders as “Redeeming U.S. holders”). A Redeeming U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the redemption and such stockholder’s adjusted basis in the Tiberius common stock exchanged therefor if the Redeeming U.S. holder’s ownership of stock in Tiberius is completely terminated or if the redemption meets certain other tests described below. Special constructive ownership rules apply in determining whether a Redeeming U.S. holder’s ownership of stock in Tiberius is treated as completely terminated. If gain or loss treatment applies, such gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. Stockholders who hold different blocks of Tiberius common stock (generally, shares of Tiberius common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon redemption that does not completely terminate the Redeeming U.S. holder’s interest will still give rise to capital gain or loss, if the redemption is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the redemption is substantially disproportionate or not essentially equivalent to a dividend with respect to a Redeeming U.S. holder, that Redeeming U.S. holder is deemed to own not just stock actually owned but also any stock underlying a right to acquire stock, such as the Tiberius warrants, and also, in some cases, stock owned by certain family members, certain estates and trusts of which the Redeeming U.S. holder is a beneficiary, and certain affiliated entities.

Generally, the redemption will be “substantially disproportionate” with respect to the Redeeming U.S. holder if (i) the Redeeming U.S. holder’s percentage ownership of the outstanding voting stock (including all classes which carry voting rights) of Tiberius is reduced immediately after the redemption to less than 80% of the Redeeming U.S. holder’s percentage interest in such stock immediately before the redemption; (ii) the Redeeming U.S. holder’s percentage ownership of the outstanding common stock (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership immediately before the redemption; and (iii) the Redeeming U.S. holder owns, immediately after the redemption, less than 50% of the total combined voting power of all classes of stock of Tiberius entitled to vote. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Redeeming U.S. holder will depend upon the particular circumstances of that U.S. holder. At a minimum, however, the redemption must result in a meaningful reduction in the Redeeming U.S. holder’s actual or constructive percentage ownership of Tiberius. The IRS has ruled that any reduction in a stockholder’s proportionate interest is a “meaningful reduction” if the stockholder’s relative interest in the corporation is minimal and the stockholder does not have meaningful control over the corporation.

If none of the redemption tests described above give rise to capital gain or loss, the consideration paid to the Redeeming U.S. holder will be treated as dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. However, for the purposes of the dividends-received deduction and of “qualified dividend” treatment, due to the redemption right, a Redeeming U.S. holder may be unable to include the time period prior to the redemption in the stockholder’s “holding period.” Any distribution in excess of our earnings and profits will reduce the Redeeming U.S. holder’s basis in the Tiberius common stock (but not below zero), and any remaining excess will be treated as gain realized on the sale or other disposition of the Tiberius common stock.

As these rules are complex, U.S. holders of Tiberius common stock considering exercising their redemption rights should consult their own tax advisors as to whether the redemption will be treated as a sale or as a distribution under the Code.

This discussion is intended to provide only a summary of the material United States federal income tax consequences of the Business Combination to holders of Tiberius securities. The disclosure in this section, in so far as it relates to matters of U.S. federal income tax law, constitutes the opinion of Ellenoff Grossman & Schole LLP, a copy of which is filed as Exhibit 8.1 to this proxy statement/prospectus. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any non-U.S., state or local tax consequences of the Business Combination. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or non-U.S. income or other tax consequences to you of the Business Combination.

Anticipated Accounting Treatment

The transaction will be accounted for as a continuation of IGI in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, Tiberius will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. In accordance with guidance applicable to these circumstances, the transaction will be treated as the equivalent of IGI issuing shares for the net assets of Tiberius, accompanied by a recapitalization. The net assets of Tiberius will be recorded at fair value. Operations prior to the transaction will be those of IGI from an accounting point of view.

Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) approvals and/or notifications from insurance regulatory authorities in the United Kingdom, Bermuda and the UAE, (ii) filings with the Registrar of Companies of Bermuda, (iii) approvals and/or notifications to the Bermuda Monetary Authority under the provisions of the Exchange Control Act of 1972 of Bermuda and related regulations (the “Exchange Control Act)” and (iv) filings with the Secretary of State of the State of Delaware necessary to effectuate the transactions contemplated by the Business Combination Agreement. In addition, the Business Combination is contingent on (1) the SEC declaring effective a registration statement on Form F-4, of which this proxy statement/prospectus is a part, and (2) the Nasdaq Capital Market approving the listing of Pubco common shares.

The permission of the BMA is required, under the provisions of the Exchange Control Act, for all issuances and transfers of shares (which includes the Pubco common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include the Pubco common shares) are listed on an “Appointed Stock Exchange” (which would include NASDAQ). In granting the general permission the BMA accepts no responsibility for Pubco’s or IGI’s financial soundness or the correctness of any of the statements made or opinions expressed in this proxy statement/prospectus. If Pubco’s shares are delisted from the Nasdaq Capital Market and not otherwise listed on an Appointed Stock Exchange, the issue and transfer of Pubco’s equity securities (which would include the Pubco common shares) would be subject to the prior approval of the BMA, unless the BMA has granted a general permission in respect of any such issue or transfer.

Required Vote and Recommendation of the Board

The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of all of the outstanding shares of Tiberius Common Stock entitled to vote. Abstentions and broker non-votes will have the same effect as voting against the Business Combination Proposal. Additionally, the Business Combination will not be consummated if, upon consummation of the Business Combination, Tiberius has less than $5,000,001 of net tangible assets after taking into account the holders of public shares that properly demanded that Tiberius redeem their public shares for their pro rata share of the Trust Account or Tiberius cannot satisfy the Minimum Cash Condition.

The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the other proposals (except an Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

THE TIBERIUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TIBERIUS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

On October 10, 2019, Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), entered into a Business Combination Agreement with International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (“IGI”), Lagniappe Ventures LLC, a Delaware limited liability company (solely in the capacity as the Purchaser Representative) (the “Purchaser Representative”), Wasef Jabsheh (solely in the capacity as the representative of the holders of IGI’s outstanding capital shares that have executed and delivered an exchange agreement (the “Sellers”)) (the “Seller Representative”), and, pursuant to a joinder thereto, International General Insurance Holdings Ltd., a Bermuda exempted company (“Pubco”), and Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), pursuant to which (1) Merger Sub will merge with and into Tiberius, with Tiberius surviving the merger and each of the former security holders of Tiberius receiving securities of Pubco (the “Merger”) and (2) all or substantially all of the outstanding share capital of IGI will be exchanged by the Sellers for a combination of common shares of Pubco and aggregate cash consideration of $80.0 million (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Under the Business Combination Agreement, upon consummation of the Share Exchange, the holders of IGI’s common shares (the “Sellers”) to be acquired by Pubco (“Purchased Shares”) will be entitled to receive a combination of cash and common shares of Pubco. The total consideration to be paid by Pubco to the Sellers will be equal to (i) the sum of (the “Adjusted Book Value”) (A) the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing (the “Book Value”), plus (B) the amount of IGI’s out-of-pocket transaction expenses which reduced the Book Value from what it would have been if such expenses had not been incurred, multiplied by (ii) 1.22, and multiplied by (iii) a fraction equal to (A) the total number of Purchased Shares divided by (B) the total number of issued and outstanding IGI common shares as of the closing of the Business Combination. $80.0 million of the consideration will be paid in cash (the “Cash Consideration”), with each Purchased Share acquired for cash paid based on a value equal to two times Adjusted Book Value per share.

The Purchased Shares paid with the Cash Consideration will be allocated among the Sellers based on an agreed upon formula, with Wasef Jabsheh receiving $65.0 million of the Cash Consideration, Wasef Jabsheh’s family members receiving no cash consideration and the remaining Sellers receiving the remaining $15.0 million pro rata based on the number of Purchased Shares owned by each such remaining Seller. The remaining Transaction Consideration will be paid by Pubco to the Sellers by delivery of newly issued common shares of Pubco equal in value to the total Transaction Consideration less $80.0 million of Cash Consideration (the “Exchange Shares”), with each Exchange Share valued at the price per share (the “Redemption Price”) at which each share of Tiberius Common Stock is redeemed pursuant to the redemption by Tiberius of shares held by its public stockholders in connection with the Business Combination, as required by its amended and restated certificate of incorporation and Tiberius’s initial public offering prospectus. A number of Pubco common shares equal to 2.5% of the total Transaction Consideration will be issued in the name of the Sellers but will be set aside in escrow (the “Escrow Shares”) at the Closing to be used, along with any dividends, distributions or other earnings thereon, as the sole source of remedy available to Pubco for any post-closing negative adjustments to the total Transaction Consideration.

Based on IGI’s book value as of June 30, 2019, the Redemption Price as of June 30, 2019, and assuming that 100% of IGI’s shareholders execute exchange agreements, the hypothetical transaction consideration would be calculated as follows:

($) in millions
IGI Book Value as of June 30, 2019	$308.6
Plus IGI Transaction Expenses that Reduced Book Value(1)	0.0
Adjusted Book Value	$308.6
Multiplied by 1.22	$376.5
Multiplied by Percentage of IGI Shareholders Who Are Expected to Execute Exchange Agreements (assuming all of IGI’s shareholders sign)	100%
Transaction Consideration	$376.5
Minus Cash Consideration	$80.0
Equity Consideration	$296.5
Divided by: Redemption Price as of June 30, 2019	$10.326
Number of Exchange Shares	28,713,754

____________

(1)      Transaction expenses incurred as of June 30, 2019 were $35,343.

The Business Combination will not be consummated if (1) upon the consummation of the Business Combination, Tiberius does not have at least $5,000,001 of net tangible assets after giving effect to the payment of amounts that Tiberius will be required to pay to redeeming stockholders upon consummation of the Business Combination or (2) Tiberius fails to meet the minimum cash condition set forth in the Business Combination Agreement which requires Tiberius to have $100,000,000 in cash and cash equivalents following the redemption but prior to the payment of any expenses or other liabilities (the “Minimum Cash Condition”).

Tiberius is providing the following unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The following unaudited pro forma combined consolidated statement of financial position as of June 30, 2019 combines the unaudited consolidated statement of financial position of IGI as of June 30, 2019 and the unaudited balance sheet of Tiberius as of June 30, 2019 giving effect to the Business Combination as if it had been consummated as of that date.

The following unaudited pro forma combined consolidated statement of income for the six months ended June 30, 2019 combines the unaudited consolidated statement of income of IGI for the six months ended June 30, 2019 and the unaudited statement of operations of Tiberius for the six months ended June 30, 2019, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The following unaudited pro forma combined consolidated statement of income for the year ended December 31, 2018 combines the audited consolidated statement of income of IGI for the year ended December 31, 2018 with the audited statement of operations of Tiberius for the year ended December 31, 2018, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The unaudited combined pro forma financial information should be read in conjunction with the accompanying notes. In addition, the unaudited combined pro forma financial information was based on and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included in this proxy statement/prospectus:

•        historical audited financial statements of IGI for the year ended December 31, 2018

•        historical audited financial statements of Tiberius for the year ended December 31, 2018

•        historical unaudited interim condensed financial statements of IGI for the six months ended and as of June 30, 2019

•        historical unaudited financial statements of Tiberius for the six months ended and as of June 30, 2019

The historical financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in its functional and presentation currency of the United States dollar. The historical financial statements of Tiberius have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) in its functional and presentation currency of United States dollars.

Accounting for the Business Combination

The transaction will be accounted for as a continuation of IGI in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, Tiberius will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. In accordance with guidance applicable to these circumstances, the transaction will be treated as the equivalent of IGI issuing shares for the net assets of Tiberius, accompanied by a recapitalization. The net assets of Tiberius will be recorded at fair value. Operations prior to the transaction will be those of IGI from an accounting point of view.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of Pubco. The adjustments presented in the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an understanding of Pubco upon consummation of the Transactions.

The unaudited pro forma combined financial information is presented for illustrative purposes only. The financial results may have been different had the companies been combined for the referenced periods. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies been combined for the referenced periods or the future results that Pubco will experience. IGI, Pubco, and Tiberius have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of Tiberius has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the combined unaudited pro forma financial information. No adjustments were required to convert Tiberius’s financial statements from US GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify Tiberius’s ordinary shares subject to redemption as non-current liabilities under IFRS. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Business Combination.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption of Tiberius common stock:

•        Assuming No Redemption:    This presentation assumes that no Tiberius stockholders exercise their redemption rights with respect to Tiberius common stock upon consummation of the Business Combination.

•        Assuming Maximum Redemption:    This presentation assumes that Tiberius stockholders exercise their redemption rights with respect to 14,397,300 shares of Tiberius common stock upon consummation of the Business Combination at a redemption price of approximately $10.326 per share. The maximum redemption amount is derived on the basis that Tiberius will be required to have $5,000,001 minimum net tangible assets following the Business Combination, after giving effect to payments to redeeming stockholders, and to satisfy the Minimum Cash Condition.

Under the scenario assuming no redemptions, using IGI’s book value as of June 30, 2019 and the Redemption Price of Tiberius Common Stock as of June 30, 2019, excluding Escrow Shares, former shareholders of IGI and former stockholders of Tiberius would own approximately 55% and 45%, respectively, of Pubco common shares to be outstanding immediately after the Business Combination, not giving effect to any shares issuable upon the exercise of warrants.

Under the scenario assuming maximum redemptions, using IGI’s book value as of June 30, 2019 and the Redemption Price of Tiberius Common Stock as of June 30, 2019, excluding Escrow Shares, former shareholders of IGI and former stockholders of Tiberius would own approximately 71% and 29%, respectively, of Pubco common shares to be outstanding immediately after the Business Combination, not giving effect to any shares issuable upon the exercise of warrants.

It is expected that the percentages of Pubco common shares owned by former Tiberius and IGI shareholders will change from the percentage described in the preceding paragraphs upon consummation of the Business Combination because (1) the actual book value used for the calculation will be IGI’s book value at the month end before the Closing rather than IGI’s June 30, 2019 book value and (2) the actual Redemption Price used for the calculation will be the actual Redemption Price at the time of the Closing rather than the June 30, 2019 Redemption Price.

Unaudited Pro Forma Combined Consolidated Statement of Financial Position as of June 30, 2019

			Assuming No Redemptions			Assuming Maximum Redemptions
	IGI (A)	Tiberius (B)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Marketable securities held in Trust Account	$—	$178,122,646	$(178,122,646	)(1)	$—	$—		$—
Properties, premises and equipment	13,227,513	—	—		13,227,513	—		13,227,513
Intangible assets	3,267,321	—	—		3,267,321	—		3,267,321
Investments in associates	13,547,122	—	—		13,547,122	—		13,547,122
Investment properties	31,097,058	—	—		31,097,058	—		31,097,058
Deferred tax assets	442,732	—	—		442,732	—		442,732
Investments	220,601,261	—	—		220,601,261	—		220,601,261
Deferred policy acquisition costs	40,860,644	—	—		40,860,644	—		40,860,644
Insurance receivables	122,059,533	—	—		122,059,533	—		122,059,533
Other assets	6,759,432	—	—		6,759,432	—		6,759,432
Reinsurance share of unearned premiums	36,961,095	—	—		36,961,095	—		36,961,095
Reinsurance share of outstanding claims	180,254,586	—	—		180,254,586	—		180,254,586
Deferred XOL premium	4,116,514	—	—		4,116,514	—		4,116,514
Cash and cash equivalents and term deposits	279,483,095	43,638	178,122,646	(1)
			23,611,809	(2)
			25,000,000	(3)
			(20,850,000	)(4)
			(2,250,000	)(5)		(148,665,807	)(7)
			(1,790,000	)(6)		20,000,000	(9)
			(80,000,000	)(8)	401,371,188	1,931,352	(10)	274,636,734
Income tax receivable	—	2,000	—		2,000	—		2,000
Prepaid expenses and other current assets	—	114,535	—		114,535	—		114,535
Total Assets	$952,677,906	$178,282,819	$(56,278,191)		$1,074,682,534	$(126,734,455)		$947,948,079

EQUITY AND LIABILITIES
Equity:
Issued share capital	$143,375,678	$—	$(143,375,678	)(8)	$—	$—		$—
Common shares	—	567	231	(2)
			290	(3)		(1,439	)(7)
			1,589	(7)		196	(9)
			2,871	(8)	5,548	19	(10)	4,324
Additional paid in capital	2,773,000	2,031,533	23,611,578	(2)
			24,999,710	(3)
			(2,250,000	)(5)		(148,664,368	)(7)
			164,053,979	(7)		19,999,804	(9)
			46,238,208	(8)	261,458,008	1,931,333	(10)	134,724,777
Treasury shares	(20,102,500)	—	20,102,500	(8)	—	—		—
Foreign currency translation reserve	(286,959)	—	—		(286,959)	—		(286,959)
Fair value reserve	3,959,871	—	—		3,959,871	—		3,959,871
Retained earnings	178,849,502	2,967,901	(13,500,000	)(4)	—	—		—
			(2,967,901	)(8)	165,349,502	—		165,349,502
Total Equity	308,568,592	5,000,001	116,917,377		430,485,970	(126,734,455)		303,751,515
Liabilities:
Accounts payable and accrued expenses	—	152,250	—	(4)
			(65,000	)(6)	87,250	—		87,250
Gross outstanding claims	397,160,743	—	—		397,160,743	—		397,160,743
Gross unearned premiums	206,463,986	—	—		206,463,986	—		206,463,986
Other liabilities	7,404,044	—	—		7,404,044	—		7,404,044
Insurance payables	25,070,947	—	—		25,070,947	—		25,070,947
Unearned commissions	8,009,594	—	—		8,009,594	—		8,009,594
Sponsor loan payable	—	1,725,000	(1,725,000	)(6)	—	—		—
Deferred underwriting commissions	—	7,350,000	(7,350,000	)(4)	—	—		—
Common shares subject to redemption	—	164,055,568	(164,055,568	)(7)	—	—		—
Total Liabilities	644,109,314	173,282,818	(173,195,568)		641,196,564	—		644,196,564
Total Equity and Liabilities	$952,677,906	$178,282,819	$(56,278,191)		$1,074,682,534	$(126,734,455)		$947,948,079

____________

A.      Derived from the unaudited consolidated statement of financial position of IGI as of June 30, 2019.

B.      Derived from the unaudited balance sheet of Tiberius as of June 30, 2019.

Unaudited Pro Forma Combined Consolidated Statement of Income for the Six Months Ended June 30, 2019

			Assuming No Redemptions into Cash			Assuming Maximum Redemptions into Cash
	IGI (A)	Tiberius (B)	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Gross written premiums	$186,330,192	$—	$—		$186,330,192	$—		$186,330,192
Reinsurers’ share of insurance premiums	(49,039,789)	—	—		(49,039,789)	—		(49,039,789)
Net written premiums	137,290,403	—	—		137,290,403	—		137,290,403
Net change in unearned premiums	(33,815,050)	—	—		(33,815,050)	—		(33,815,050)
Net premiums earned	103,475,353	—	—		103,475,353	—		103,475,353
Net claims and claim adjustment expenses	(55,377,991)	—	—		(55,377,991)	—		(55,377,991)
Net policy acquisition expenses	(22,009,893)	—	—		(22,009,893)	—		(22,009,893)
Net underwriting results	26,087,469	—			26,087,469			26,087,469
Total Investment income, net(C)	5,972,135	2,071,647	(2,071,647	)(2)	5,972,135	—		5,972,135
Net realized gains/(losses) on investments	445,459	—	—		445,459	—		445,459
Unrealized gains/(losses) on investments	984,002	89,468	(89,468	)(2)	984,002	—		984,002
General and administrative expenses	(18,503,774)	(405,527)	35,343	(1)	(18,873,958)	—		(18,873,958)
Other income/expenses	(315,270)	—	—		(315,270)	—		(315,270)
(Loss) gain on foreign exchange	424,184	—			424,184			424,184
Income before income tax	15,094,205	1,755,588	(2,125,772)		14,724,021	—		14,724,021
Income tax	(196,109)	(350,000)	350,000	(3)	(196,109)	—		(196,109)
Profit for the period	$14,898,096	$1,405,588	$(1,775,772)		$14,527,912	—		$14,527,912
Weighted average shares outstanding, basic and diluted	136,323,456	5,653,614	46,824,023	(4)	52,478,637	(12,247,168	)(4)	40,231,469
Basic and diluted net (loss) income per share	$0.11	$(0.04)			$0.28			$0.36
Weighted average shares outstanding, diluted	136,323,456	5,653,614	49,837,522	(4)	55,491,137	(12,247,168	)(4)	43,243,969
Diluted net income (loss) per share	$0.11	$(0.04)			$0.26			$0.34

____________

A.      Derived from the unaudited consolidated statement of income of IGI for the six months ended June 30, 2019.

B.      Derived from the unaudited statement of operations of Tiberius for the six months ended June 30, 2019.

C.      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments.

Unaudited Pro Forma Combined Consolidated Statement of Income for the Year Ended December 31, 2018

			Assuming No Redemptions into Cash			Assuming Maximum Redemptions into Cash
	IGI (A)	Tiberius (B)	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Gross written premiums	$301,618,486	$—	$—		$301,618,486	$—		$301,618,486
Reinsurers’ share of insurance premiums	(98,188,088)	—	—		(98,188,088)	—		(98,188,088)
Net written premiums	203,430,398	—	—		203,430,398	—		203,430,398
Net change in unearned premiums	(20,120,779)	—	—		(20,120,779)	—		(20,120,779)
Net premiums earned	183,309,619	—	—		183,309,619	—		183,309,619
Net claims and claim adjustment expenses	(85,287,501)	—	—		(85,287,501)	—		(85,287,501)
Net policy acquisition expenses	(41,963,522)	—	—		(41,963,522)	—		(41,963,522)
Net underwriting results	56,058,596	—			56,058,596			56,058,596
Total Investment income(C)	9,088,086	2,687,003	(2,687,003	)(2)	9,088,086	—		9,088,086
Net realized gains/(losses) on investments	1,285,339	—	—		1,285,339	—		1,285,339
Unrealized gains/(losses) on investments	(948,802)	(17,374)	17,374	(2)	(948,802)	—		(948,802)
General and administrative expenses	(35,351,679)	(668,087)	—		(36,019,766)	—		(36,019,766)
Other income/expenses	(1,155,655)	—	—		(1,155,655)	—		(1,155,655)
(Loss) gain on foreign exchange	(3,371,941)	—	—		(3,371,941)			(3,371,941)
Income before income tax	25,603,944	2,001,542	(2,669,629)		24,935,857	—		24,935,857
Income tax	(62,241)	(420,000)	420,000	(3)	(62,241)	—		(62,241)
Profit for the period	$25,541,703	$1,581,542	$(2,249,629)		$24,873,616	—		$24,873,616
Weighted average shares outstanding, basic and diluted	138,320,733	5,205,676	47,272,961	(4)	52,478,637	(12,247,168	)(4)	40,231,469
Basic and diluted net (loss) income per share	$0.18	$(0.06)			$0.47			$0.62
Weighted average shares outstanding, diluted	138,320,733	5,205,676	50,285,461	(4)	55,491,137	(12,247,168	)(4)	43,243,969
Diluted net income (loss) per share	$0.18	$(0.06)			$0.45			$0.58

____________

A.      Derived from the audited consolidated statement of income of IGI for the year ended December 31, 2018.

B.      Derived from the audited statement of operations of Tiberius for the year ended December 31, 2018.

C.      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments.

Notes to Unaudited Pro Forma Combined Consolidated Statement of Financial Position

1.      Represents $178,122,646 of the cash and securities in Tiberius’s trust account that will be liquidated upon consummation of the Business Combination.

2.      Represents the $23,611,809 that certain accredited investors who entered into subscription agreements with Tiberius (the “PIPE Investors”) will contribute in exchange for the issuance of 2,314,883 shares of Tiberius Common Stock immediately prior to, and subject to, the Closing, which will become Pubco common shares upon consummation of the Business Combination. $231 represents the aggregate par value of such shares of Tiberius Common Stock, and $23,611,578 represents additional paid-in capital for such shares.

3.      Represents the $25,000,000 that Church Mutual Insurance Company (the “anchor investor”), and Fayez Sarofim, Imua T Capital Investments and Peter Wade (the “co-anchor investors”) will, pursuant to certain forward purchase contracts (the “forward purchase contracts”), contribute to Tiberius in exchange for the issuance of 2,900,000 shares of Tiberius Common Stock concurrently with the Closing, which will become Pubco common shares upon consummation of the Business Combination. $290 represents the aggregate par value of such shares of Tiberius Common Stock, and $24,999,710 represents additional paid-in capital for such shares.

4.      Represents $13,500,000 of estimated expenses incurred in connection with the Business Combination, including legal, financial advisory, accounting, printing and other professional fees and expenses, and $7,350,000 of deferred underwriting fees.

5.      Represents the aggregate payment of $2,250,000 that Church Mutual Insurance Company (“Church”) will, simultaneously with and subject to the Closing, receive in exchange for the cancellation of 3,000,000 Tiberius warrants pursuant to the Warrant Purchase Agreement between Church and Tiberius (the “Warrant Purchase Agreement”).

6.      Represents the repayment of advances from and loans extended by Lagniappe Ventures LLC (the “Sponsor”) upon consummation of the Business Combination in the aggregate amount of $1,790,000. The advances were in the amount of $65,000 and the loans were in the amount of $1,725,000, inclusive of $225,000 as a result of the exercise of the underwriter’s over-allotment option, which is non-interest bearing.

7.      The aggregate value of redeemable shares of Tiberius Common Stock is $164,055,568 of which $1,589 represents the aggregate par value of such shares and $164,053,979 represents the aggregate additional paid-in capital. If no Tiberius stockholder exercises his or her redemption rights, the aggregate value of redeemable shares is classified as permanent equity. The aggregate value of the maximum redemption is approximately $148,665,807, of which $1,439 represents the aggregate par value of such shares and $148,664,368 represents the aggregate additional paid-in capital, which is calculated on the basis that Tiberius is required to have (i) $5,000,001 minimum net tangible assets following the Business Combination after giving effect to payments to redeeming Tiberius stockholders and (ii) $100,000,000 in cash and cash equivalents following the redemption but prior to the payment of any expenses or other liabilities (the “Minimum Cash Condition”). Assuming that the maximum number of shares of Tiberius Common Stock is redeemed, the aggregate value of the maximum redemption will be paid to the shareholders in cash, and the balance of the aggregate value of redeemable shares and the aggregate value of the maximum redemption will be classified as permanent equity.

8.      Represents the recapitalization of IGI through the issuance of Pubco common shares and payment of the $80,000,000 cash consideration and the elimination of Tiberius’s historical accumulated deficit. Adjustments were made with respect to (i) the elimination of the existing IGI common shares in the amount of $143,375,678 that will cease to exist upon consummation of the Business Combination, (ii) the elimination of IGI treasury shares in the amount of $20,102,500, (iii) the elimination of Tiberius’s retained earnings of $2,967,901 and (iv) the issuance of Pubco common shares in the amount of $46,241,079 that will be issued upon consummation of the Business Combination, of which $2,871 represents the aggregate par value of such shares and $46,238,208 represents the aggregate additional paid-in capital of such shares.

9.      Represents the $20,000,000 that Michael Gray, Andrew Poole and their related company The Gray Insurance Company (the “Backstop Investors”) will, pursuant to certain subscription agreements (the “Backstop Subscription Agreements”), contribute to Tiberius in exchange for 1,960,784 shares of Tiberius Common Stock immediately prior to, and subject to, the Closing, which will become Pubco common shares upon consummation of the Business Combination, if and solely to the extent that the Minimum Cash Condition would otherwise not be met without their purchase (and prior to giving effect to any payment in Pubco common shares in lieu of cash under the Underwriting Agreement amendment as described below).

10.    Represents the $1,931,352 of deferred underwriting commission payable to Cantor Fitzgerald & Co. (“Cantor”) under the underwriting agreement between Tiberius, Cantor and certain other underwriters (as amended, the “Underwriter Agreement”). Cantor agreed to accept payment of such amount in the form of Pubco common shares rather than cash (the “Deferred Commission Shares”), if and solely to the extent that Tiberius would otherwise not meet the Minimum Cash Condition (treating such issuance of deferred commission shares to Cantor as an equity financing for purposes thereof) after giving effect to any Backstop Subscription Agreements. Of the amount, $1,931,333 would be allocated to additional paid-in capital and $19 reflects the par value of the 189,348 shares issued.

Notes to Unaudited Pro Forma Combined Consolidated Statements of Income

1.      Represents the expenses incurred by IGI in connection with the Business Combination recorded in IGI’s income statement.

2.      Represents the elimination of unrealized gain and interest income on securities held in the Trust Account which will be liquidated after the consummation of the Business Combination.

3.      Represents the tax effect of pro forma adjustments applied at IGI’s blended federal and state income tax rate. IGI’s statutory tax rate was 0% during the six months ended June 30, 2019 and year ended December 31, 2018.

4.      Assuming that the Tiberius stockholders do not exercise their redemption rights with respect to their shares of Tiberius Common Stock, the weighted average shares is calculated assuming that 17,250,000 Pubco common shares will be issued to the public shareholders of Tiberius Common Stock, 6,173,300 Pubco common shares will be issued in exchange for the Founder Shares and the shares issued pursuant to the forward purchase contracts, the Backstop Subscription Agreements and the Underwriter Agreement, 2,314,883 Pubco common shares will be issued to the PIPE Investors, and 28,713,754 Pubco common shares will be issued to former IGI shareholders in exchange for IGI common shares. Assuming that Tiberius stockholders exercise redemption rights with respect to a maximum number of shares of Tiberius Common Stock, the weighted average shares is calculated assuming that 2,852,700 Pubco common shares will be issued to the public shareholders of Tiberius Common Stock, 8,323,433 Pubco common shares will be issued in exchange for the Founder Shares and the shares issued pursuant to the forward purchase contracts, the Backstop Subscription Agreements and the Underwriter Agreement), 2,314,883 Pubco common shares will be issued to the PIPE Investors, and 28,713,754 Pubco common shares will be issued in exchange for IGI common shares.

THE INCENTIVE COMPENSATION PLAN PROPOSAL

The board of directors of Tiberius recommends that Tiberius shareholders approve the Incentive Compensation Plan Proposal, which if approved, will authorize Pubco to adopt the 2020 Omnibus Incentive Plan (the “2020 Plan”).

Description of the 2020 Plan

In connection with the consummation of the Business Combination, Pubco intends to adopt the 2020 Plan. The 2020 Plan will provide for grants of stock options, share appreciation rights, restricted shares, other share-based awards and other cash-based awards. Directors, officers and other employees of Pubco and its affiliates, as well as others performing consulting or advisory services for Pubco and its affiliates, will be eligible for grants under the 2020 Plan. The purpose of the 2020 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in Pubco’s long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2020 Plan.

Administration.    The 2020 Plan will be administered by any committee of the Pubco board of directors duly authorized by the Pubco board of directors to administer the plan (and, if no committee is so authorized, by the Pubco board of directors). For purposes of this discussion, the body that administers the 2020 Plan is referred to as the “Administrator.” Among the Administrator’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2020 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2020 Plan as it deems necessary or proper. The Administrator has authority to administer and interpret the 2020 Plan, to grant discretionary awards under the 2020 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of common shares to be covered by each award, to make all other determinations in connection with the 2020 Plan and the awards thereunder as the Administrator deems necessary or desirable and to designate authority under the 2020 Plan to Pubco’s employees, directors, officers and/or professional advisors. To the extent Pubco seeks to obtain the benefit of exemptions available under Rule 16b-3 under the Exchange Act, the applicable compensation may be approved by “non-employee directors”.

Available Shares.    The aggregate number of Pubco common shares that may be issued or used for reference purposes under the 2020 Plan or with respect to which awards may be granted will not exceed a number of common shares equal to ten percent (10%) of the number of issued and outstanding common shares of Pubco immediately after the consummation of the Business Combination. The shares available for issuance under the 2020 Plan may be, in whole or in part, either authorized and unissued Pubco common shares or common shares held in or acquired for Pubco’s treasury. The number of shares available for issuance under the 2020 Plan may be subject to adjustment in the event of a reorganization, stock split, merger, amalgamation or similar change in the corporate structure. In the event of any of these occurrences, Pubco may make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other securities available for issuance under the plan or covered by grants previously made under the 2020 Plan. In general, if awards under the 2020 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2020 Plan. In addition, no non-employee director may receive awards under the 2020 Plan in any fiscal year for service as a director having an aggregate maximum value exceeding $500,000.

Eligibility for Participation.    Directors, officers, and employees of, and consultants to, Pubco or any of its affiliates, are eligible to receive awards under the 2020 Plan.

Award Agreement.    Awards granted under the 2020 Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Administrator.

Stock Options.    The Administrator may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Administrator will determine the number of Pubco common shares subject to each option, the term of each option, which may not exceed 10 years, or five years in the case of an incentive stock option granted to a 10 percent shareholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a Pubco common share at the time of grant or, in the case of an incentive stock option granted to a 10 percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Administrator at grant, and the exercisability of such options may be accelerated by the Administrator.

Share Appreciation Rights.    The Administrator may grant share appreciation rights (“SARs”) either with a stock option, which may be exercised only at such times and to the extent the related stock option is exercisable (a “Tandem SAR”), or independent of a stock option (a “Non-Tandem SAR”). An SAR is a right to receive a payment in Pubco common shares or cash, as determined by the Administrator, equal in value to the excess of the fair market value of one common share of Pubco on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed 10 years. The exercise price per share covered by a SAR will be the exercise price per share of the related stock option in the case of a Tandem SAR and will be the fair market value of Pubco common shares on the date of grant in the case of a Non-Tandem SAR. The Administrator may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2020 Plan, or such other event as the Administrator may designate at the time of grant or thereafter.

Restricted Shares.    The Administrator may award common shares that are subject to specified restrictions. Except as otherwise provided by the Administrator upon the award of restricted shares, the recipient generally has the rights of a shareholder with respect to the shares, including the right to vote the restricted shares and, conditioned upon the expiration of the applicable restricted period, the right to receive dividends and transfer such shares, subject to the conditions and restrictions generally applicable to restricted shares or specifically set forth in the recipient’s restricted shares agreement. Unless the Administrator determines otherwise at the time of award, the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted shares will be required to enter into a restricted shares agreement with Pubco that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted shares or the lapse of the relevant restrictions is based on the attainment of performance goals, the Administrator will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals is substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. The performance goals for performance-based restricted shares generally may be based on one or more criteria determined from time to time by the Administrator.

Other Share-Based Awards.    The Administrator may, subject to limitations under applicable law, make a grant of such other share-based awards, including, without limitation, PSUs, dividend equivalent units, share equivalent units, RSUs and deferred share units under the 2020 Plan that are payable in cash or denominated or payable in or valued by Pubco common shares or factors that influence the value of such shares. The Administrator may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period. The performance goals for performance-based other share-based awards generally may be based on one or more criteria determined from time to time by the Administrator.

Other Cash-Based Awards.    The Administrator may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Administrator will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Administrator may accelerate the vesting of such award in its discretion.

Performance Awards.    The Administrator may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in restricted shares, based on the then current fair market value of such shares, as determined by the Administrator. Based on service, performance and/or other factors or criteria, the Administrator may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals.    Awards that are granted, vest or are paid based on attainment of specified performance goals may be subject to any one or more criteria determined from time to time by the Administrator in its sole discretion taking into account the requirements of applicable law and customary market compensation practices. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more measures selected by the Administrator.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Administrator.

In addition, all performance goals may be based upon the attainment of specified levels of Pubco performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Administrator may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control.    In connection with a change in control, as defined in the 2020 Plan, the Administrator may accelerate vesting of outstanding awards under the 2020 Plan. In addition, such awards may be, in the discretion of the Administrator: (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by Pubco for an amount equal to the excess of the price of a Pubco common share paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a Pubco common share paid in a change in control is less than the exercise price of the award. The Administrator may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Shareholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted shares, a participant has no rights as a shareholder with respect to Pubco common shares covered by any award until the participant is registered as the holder of such shares in Pubco’s register of members.

Amendment and Termination.    Notwithstanding any other provision of the 2020 Plan, the Pubco board of directors may at any time amend any or all of the provisions of the 2020 Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to shareholder approval in certain instances if required by applicable law; provided, however, that, unless otherwise required by law or specifically provided in the 2020 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.    Awards granted under the 2020 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the Administrator may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.    The 2020 Plan provides that awards granted under the 2020 Plan are subject to any recoupment policy that Pubco may have in place or any obligation that Pubco may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term.    The 2020 Plan is expected to be adopted by the board of directors of Pubco in connection with the consummation of the Business Combination. No award will be granted under the 2020 Plan on or after the 10-year anniversary of the 2020 Plan. Any award outstanding under the 2020 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Required Vote and Recommendation of the Board

Adoption of the incentive compensation plan proposal requires the affirmative vote of a majority of the votes cast by the holders of Tiberius Common Stock present in person or by proxy at the Special Meeting. Abstentions and broker non-votes will not have any effect on the incentive compensation plan proposal. The incentive compensation plan proposal will not be submitted if the Business Combination proposal is not approved. The approval of the Incentive Compensation Plan Proposal is a condition to the consummation of the Business Combination.

THE TIBERIUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TIBERIUS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE COMPENSATION PLAN PROPOSAL.

THE SHARE ISSUANCE PROPOSAL

At the Special Meeting, Tiberius will ask its stockholders to vote upon and approve, for purposes of complying with applicable NASDAQ listing rules, the issuance of securities that exceed 20% of the issued and outstanding shares of Tiberius Common Stock.

NASDAQ Listing Rule 5635(a) requires stockholder approval where, among other things, the issuance of securities in a transaction exceeds 20% of the number of shares of Tiberius Common Stock or the voting power outstanding before the transaction. Tiberius currently has 21,562,500 shares of Tiberius Common Stock issued and outstanding.

Since the issuance of securities in potential financing transactions in connection with the Business Combination may exceed 20% of the currently outstanding shares of Tiberius Common Stock, Tiberius is required to obtain approval of its stockholders under NASDAQ Listing Rule 5635(a).

Required Vote and Recommendation of the Board

The Share Issuance Proposal must be approved by the affirmative vote on such proposal by a majority of the votes cast by the holders of Tiberius Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the Share Issuance Proposal. The Share Issuance Proposal will not be submitted if the Business Combination Proposal is not approved. The approval of the Share Issuance Proposal is a condition to the consummation of the Business Combination.

THE TIBERIUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TIBERIUS stockholders VOTE “FOR” THE APPROVAL OF THE share issuance PROPOSAL.

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows Tiberius’s board of directors to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of the Business Combination. In no event will Tiberius solicit proxies to adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law. The purpose of the Adjournment Proposal is to provide more time for the Tiberius Initial Stockholders, IGI and the IGI shareholders to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Business Combination Proposal and to meet the requirements that are necessary to consummate the Business Combination. See the section entitled “The Business Combination Proposal — Interests of Tiberius Directors and Officers in the Business Combination.”

In addition to an adjournment of the Special Meeting upon approval of an adjournment proposal, the board of directors of Tiberius is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order. In such event, Tiberius will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an adjournment proposal is presented to the meeting and is not approved by the stockholders, Tiberius’s board of directors may not be able to adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of the Business Combination (because either the Business Combination Proposal is not approved or the conditions to consummating the Business Combination have not been met). In such event, the Business Combination would not be completed.

Required Vote and Recommendation of the Board

Adoption of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of Tiberius Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

THE TIBERIUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TIBERIUS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION RELATED TO PUBCO

Pubco was incorporated under the laws of Bermuda as an exempted company on October 28, 2019. Pubco owns no material assets and does not operate any business.

Upon incorporation, Pubco issued 1 common share of par value $0.01 to a single shareholder for total consideration of $0.01. Other than this common share, there are no other common shares of Pubco that are currently issued and outstanding. For a description of Pubco common shares, please see the section titled “Description of Pubco Securities.”

Prior to the consummation of the Business Combination, the sole director and shareholder of Pubco is Pervez Rizvi, who is currently the Group Chief Financial Officer of IGI.

The address of Pubco’s registered office is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. After the consummation of the Business Combination, its principal executive office will be that of IGI, located at 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, and its telephone number will be +962 6 562 2009.

OTHER INFORMATION RELATED TO TIBERIUS

References in this section to “Tiberius”, “we”, “our”, “us” or “the Company” refer to Tiberius Acquisition Corporation, a Delaware corporation.

Introduction

Tiberius was incorporated on November 18, 2015 in order to serve as a vehicle for the acquisition of a target business. Tiberius’s efforts to identify a prospective target business were focused on target businesses that operated in the insurance sector. Prior to executing the Business Combination Agreement with IGI, Tiberius’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

In December 2015, Tiberius issued an aggregate of 4,312,500 shares of its common stock to the Sponsor for $25,000 in cash, at a purchase price of approximately $0.006 per share, in connection with its organization. The 4,312,500 founders shares included an aggregate of up to 562,500 shares which were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Sponsor would own, on an as-converted basis, 20.0% of Tiberius’s issued and outstanding shares after the IPO. As a result of the underwriters’ election to exercise their over-allotment option in full on March 28, 2019, 562,500 founder shares were no longer subject to forfeiture.

Initial Public Offering

On March 20, 2018, Tiberius consummated its initial public offering of 15,000,000 units, each unit consisting of one share of Tiberius Common Stock and one warrant to acquire one share of Tiberius Common Stock upon the consummation of an initial business combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $150,000,000. On March 28, 2018, Tiberius consummated the sale of an additional 2,250,000 units that were subject to the underwriters’ over-allotment option, for aggregate additional proceeds of $22,250,000. Cantor Fitzgerald & Co. acted as the representative of the underwriters for the initial public offering. The shares of Tiberius Common Stock and warrants comprising the units commenced separate trading on April 10, 2018.

Simultaneously with the consummation of the initial public offering, Tiberius consummated a private placement of an aggregate of 4,500,000 private warrants to the Sponsor. The private warrants were sold at an offering price of $1.00 per warrant, generating gross proceeds of $4,500,000. The private warrants are identical to the warrants included in the units which were sold in the initial public offering, except that the private warrants are not redeemable and are exercisable on a cashless basis as long as held by the original purchasers or their permitted transferees. In addition, the holders of the private warrants have agreed (A) to vote the underlying shares in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to Tiberius’s amended and restated certificate of incorporation with respect to its pre-business combination activities prior to the consummation of such a business combination, (C) not to convert any underlying shares into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of its amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity and (D) that such underlying shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor has also agreed that these warrants will not be sold or transferred by them (except to certain permitted transferees) until after Tiberius has completed an initial business combination.

Simultaneously with the consummation of the IPO, Tiberius issued a convertible promissory note to the Sponsor with a principal amount of $1,500,000 and no interest (the “Sponsor Note”). On March 28, 2018, in connection with the underwriters’ exercise of the over-allotment option in full, Tiberius issued another promissory note to the Sponsor with a principal amount of $225,000 and no interest (the “Second Note”). On August 28, 2019, Tiberius issued an unsecured promissory note in the amount of up to $1,000,000 to the Sponsor (the “Third Note” and, together with the Sponsor Note and Second Note, the “Sponsor Notes”). The Sponsor Notes provide that they shall be repaid or converted into warrants of Tiberius, at the Sponsor’s discretion, only upon consummation of the initial business combination of Tiberius. The Sponsor has agreed in connection with the Business Combination that it will not convert such notes into warrants so long as such notes are repaid in cash at the Closing.

In connection with the IPO, Tiberius entered into forward purchase contracts with Church, its anchor investor, and Fayez Sarofim, Imua T Capital Investments, LLC and Peter Wade, its co-anchor investors. Pursuant to a forward purchase contract, Church has committed to purchase, in a private placement to occur concurrently with the consummation of Tiberius’s initial business combination, 1,500,000 of Tiberius’s units at $10.00 per unit, and 300,000 shares of Tiberius Common Stock (which shares will be issued for no additional consideration and will have the same terms as the founder shares described herein) for total gross proceeds of $15,000,000. The funds from the sale of these units will be used as part of the consideration to the Sellers in the Business Combination or for the Pubco’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares.

If the shares of Tiberius Common Stock issued pursuant to the anchor investor’s forward purchase contract, either held directly or underlying the securities issued to or held by the anchor investor, represent 10.0% or more of the issued and outstanding shares of Tiberius Common Stock at the closing of its initial business combination, then the size of the anchor investor’s forward purchase contract shall be reduced, so that it holds (in the aggregate) no more than 9.9% of the issued and outstanding shares of Tiberius Common Stock at the closing of its initial business combination. The consummation of the purchases pursuant to the forward purchase agreement with the anchor investor is subject to various closing conditions, including the anchor investor’s ability to invest in the industry in which Tiberius’s proposed target business operates pursuant to the anchor investor’s internal written policies. The anchor investor has confirmed that the industry condition is satisfied by the Business Combination. The anchor investor designated Michael Millhouse to serve as a director of Tiberius.

Pursuant to forward purchase contracts between Tiberius and each of the co-anchor investors, the co-anchor investors have also committed to purchase in a private placement to occur concurrently with the consummation of Tiberius’s initial business combination, 1,000,000 shares of Tiberius Common Stock at a purchase price of $10.00 per share and 100,000 additional shares of Tiberius Common Stock (which additional shares shall be issued for no additional consideration and otherwise have the same terms as the founder shares described herein) for total gross proceeds of $10,000,000. The funds from the sale of such shares will be used as part of the consideration to the Sellers in the Business Combination or for Pubco’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares. As part of such forward purchase contracts, Tiberius granted the co-anchor investors the right to each appoint a single observer to its Board of Directors. Each of the co-anchor investors has appointed an observer to the Tiberius board. Such observers do not have voting rights.

Offering Proceeds Held in Trust

The net proceeds from the initial public offering (including the exercise of the over-allotment option), plus the net proceeds from the private placement of private warrants and the sale of the Sponsor Notes, or an aggregate of $174,225,000, was placed in the Trust Account at JP Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee. Except as described in the prospectus for and in the section entitled “Other Information Related to Tiberius — Tiberius’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” these proceeds will not be released until the earlier of the completion of an initial business combination and Tiberius’s redemption of 100% of the outstanding public shares upon its failure to consummate a business combination within the required time period.

Fair Market Value of Target Business

The target business or businesses that Tiberius acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for its initial business combination, although Tiberius may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. Tiberius’s board of directors has determined that this test is met in connection with the proposed business combination with IGI.

Stockholder Approval of Business Combination

Under Tiberius’s amended and restated certificate of incorporation, in connection with any proposed business combination, Tiberius must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for Tiberius’s initial public offering. Accordingly, in connection with the Business Combination, the Tiberius public stockholders may seek to redeem their public shares in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, the Sponsor and all of Tiberius’s officers and directors have agreed to vote the initial shares and any shares of Tiberius Common Stock acquired by any of them in the aftermarket in favor of such proposed business combination.

Other than a purchase of 25,000 units by one of its independent directors, no directors or officers of Tiberius have purchased any securities of Tiberius in any open market transactions. However, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding or its securities, the Tiberius Initial Stockholders, IGI or IGI’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Tiberius Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Business Combination is approved where it appears that certain conditions to closing would otherwise not be met. All shares repurchased by Tiberius’s affiliates pursuant to such arrangements would be voted in favor of the proposed Business Combination. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Liquidation if No Business Combination

Under Tiberius’s amended and restated certificate of incorporation, if Tiberius does not complete the Business Combination with IGI or another initial business combination by March 20, 2020 (or such later date as may be approved by the Tiberius stockholders), Tiberius will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account (currently anticipated to be approximately $10.45 per share) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Tiberius’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Tiberius’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the warrants will expire. Holders of warrants will receive nothing upon a liquidation with respect to such rights and the warrants will be worthless.

Each of the Tiberius Initial Stockholders has agreed to waive its rights to participate in any distribution from the Trust Account or other assets with respect to the Founder Shares and public shares they own. There will be no distribution from the Trust Account with respect to Tiberius’s warrants, which will expire worthless if Tiberius is liquidated.

The proceeds deposited in the Trust Account could, however, become subject to the claims of Tiberius’s creditors which would be prior to the claims of the Tiberius public stockholders. Although Tiberius has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses Tiberius has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, and although Tiberius will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Mr. Gray, Chief Executive Officer of Tiberius, has agreed, pursuant to an agreement with Tiberius, that he will be jointly and severally personally liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Tiberius for services rendered or contracted for or products sold to Tiberius, but only if such a vendor or target business has not executed such a waiver. Moreover, such executive will not be personally liable to the Tiberius public stockholders and instead will only have liability to Tiberius. However, Mr. Gray may not be able to satisfy his indemnification obligations if he is required to do so as Tiberius has not required such executive to retain any assets to provide for his respective indemnification obligations, nor has Tiberius taken any further steps to ensure that such executive will be able to satisfy any indemnification obligations that arise. Accordingly, the actual per-share redemption price could be less than $10.10, plus interest, due to claims of creditors. Additionally, if Tiberius is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Tiberius’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Tiberius’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Tiberius cannot assure you it will be able to return to the Tiberius public stockholders at least $10.10 per share. Tiberius’s public stockholders are entitled to receive funds from the Trust Account only in the event of its failure to complete a business combination within the required time periods or if the stockholders properly seek to have Tiberius redeem their respective shares upon a business combination which is actually completed by Tiberius. In no other circumstances does a stockholder have any right or interest of any kind to or in the Trust Account.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of the Trust Account distributed to the Tiberius public stockholders upon the redemption of 100% of Tiberius’s outstanding public shares in the event Tiberius does not complete its initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the portion of the Trust Account distributed to the Tiberius public stockholders upon the redemption of 100% of its public shares in the event Tiberius does not complete its initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. If Tiberius is unable to complete a business combination within the prescribed time frame, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish its public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Tiberius’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, if a business combination does not occur, it is Tiberius’s intention to redeem its public shares as soon as reasonably possible following the expiration of the time periods described above and, therefore, Tiberius does not intend to comply with the procedures required by Section 280 of the DGCL, which would limit the amount and duration of the Tiberius stockholders’ liability with respect to liquidating distributions as described above. As such, Tiberius’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Tiberius’s stockholders may extend well beyond the third anniversary of such date.

Because Tiberius will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires Tiberius to adopt a plan, based on facts known to it at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent 10 years. However, because Tiberius is a blank check company, rather than an operating company, and Tiberius’s operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

Tiberius will pay the costs of any subsequent liquidation from its remaining assets outside of the Trust Account.

Facilities

Tiberius currently maintains its principal executive offices at 3601 N Interstate 10 Service Rd W, Metairie, LA 70002. Such facility is provided by the Sponsor at no charge. Tiberius considers its current office space adequate for its current operations. Upon consummation of the Business Combination, the principal executive offices of Pubco will be located at 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, and its telephone number will be +962 6 562 2009.

Employees

Tiberius has three executive officers. Its Chief Investment Officer is employed full time by Tiberius for a monthly salary of $12,500 until the consummation of Tiberius’s initial business combination. Its other officers are not employees of Tiberius and devote as much time as necessary to assist Tiberius identify, negotiate and complete a business combination and perform fiduciary duties to stockholders of Tiberius and other obligations of such officers pursuant to applicable legal requirements and the certificate of incorporation and bylaws of Tiberius. Tiberius does not intend to have any other full time employees prior to the consummation of a business combination. Tiberius will continue to exist as a wholly owned subsidiary of Pubco for potential business purposes, including, but not limited to, potential expansions of Pubco’s operations into the United States as may be determined by Pubco’s board of directors subsequent to the Business Combination. Pubco’s board of directors may, however, in its judgment, determine to dissolve Tiberius at any time subsequent to the Closing.

Tiberius’s Current Directors and Executive Officers

Tiberius’s current directors and officers are as follows:

Name	Age	Title
Michael T. Gray	59	Executive Chairman & Chief Executive Officer
Andrew J. Poole	38	Chief Investment Officer & Director
Bryce Quin	36	Chief Financial Officer
C. Allen Bradley, Jr.	68	Director
Senator E. Benjamin Nelson	78	Director
John D. Vollaro	75	Director
John W. Hayden	62	Director
Michael Millhouse	64	Director

Michael T. Gray, the Executive Chairman and Chief Executive Officer of Tiberius since its inception, has over 30 years of leadership experience in the insurance industry. He is the principal executive and President of The Gray Insurance Company, a middle-market property and casualty insurance company with an A.M. Best credit rating of ‘A-’. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray is Chairman of the Board of the Louisiana Insurance Guaranty Association since 2008 (Director since 1995), Director of the American Insurance Association since 2011, Director of the Property Casualty Insurers Association of America since 2010, Director of the Tulane University Family Business Center Advisory Council since 2008 and, from 1999 to 2003, served on the board of directors of Argo Group International Holdings (NASDAQ: AGII), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the Board of Family Security, a personal lines/homeowners insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holding Corporation (NASDAQ: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance, including title insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray holds a B.A. from Southern Methodist University and an MBA from Tulane University. Tiberius believes Mr. Gray is qualified to serve on the Tiberius Board due to his leadership credentials, operational experience, deep knowledge of, and connections in, the insurance industry, and because Tiberius believes he is uniquely qualified to lead its efforts in sourcing, assessing, closing on and adding value to a target company in the insurance sector.

Andrew J. Poole, the Chief Investment Officer and a director of Tiberius since December 2017, has over 14 years of diversified insurance company investment experience with a focus on analyzing public insurance companies. Currently an investment consultant at The Gray Insurance Company since 2015, his analytical work on insurance companies includes significant financial statement analysis and on-site due diligence with management teams, valuation and modeling of public securities across the capital structure, high degree of efficiency in data interpretation and reserve analysis and an in depth understanding of insurance markets and financial markets and economics broadly. Mr. Poole’s most recent role prior to joining The Gray Insurance Company was as a Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. His responsibilities included position sourcing and idea generation, fundamental research, risk management and overall investment portfolio construction for the insurance sector. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including

Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003. Mr. Poole was on the Board of Family Security, a personal lines/homeowners insurance company, and worked alongside Michael T. Gray in that capacity from 2013 until 2015. He also served on the risk and reinsurance committees of Family Security working closely with management on rate filings, regulatory matters, strategy, marketing and reinsurance placements from 2013 to 2015. Mr. Poole holds a B.A. from The George Washington University. Tiberius believes Mr. Poole is qualified to serve on the Tiberius Board due to his background in investment management of insurance investments, his extensive public company insurance valuation expertise, his deep knowledge of the insurance industry and his ability to guide public company insurance ongoing needs.

Bryce Quin, CPA, the Chief Financial Officer of Tiberius since December 2017, has worked for the Gray & Company family of companies since 2003. He has served as Accounting Manager for The Gray Insurance Company since 2007 and maintains and reports on the results and balance of its investment portfolio of The Gray Insurance Company. Additionally, Mr. Quin has been a member of the Gray & Company Investment Committee since its inception in 2013. He has experience analyzing investment opportunities in the insurance industry, the oil and gas sector and commercial property development. Mr. Quin holds an M.B.A. with a Finance Concentration from the University of New Orleans and a B.S. in Accounting from the University of New Orleans.

C. Allen Bradley, Jr. has been serving as a director of Tiberius since March 2018. Mr. Bradley has over 30 years of insurance underwriting, legal and public company executive leadership experience. He served as Chairman of the Board of Amerisafe, Inc. (NASDAQ: AMSF) from 2005 until 2016 and was, concurrently, Chief Executive Officer from 2003 until 2015. Amerisafe, Inc. is a specialty provider of workers’ compensation insurance focused on small to mid-sized employers engaged in hazardous industries. Mr. Bradley served as President from 2002 until 2010 and also as a Director from 2003 to 2016. He joined Amerisafe in 1994 and, in addition to the positions described above, Mr. Bradley has served in various other executive capacities, including General Counsel, Chief Operating Officer, and Secretary. He has also managed various departments of the company, including underwriting operations and safety services. Prior to joining Amerisafe, Inc. from 1992 to 1994, Mr. Bradley was engaged in the private practice of law. From 1984 to 1992, Mr. Bradley served as a member of the Louisiana House of Representatives. He chaired the House Committee on Civil Law and Procedure from 1989 to1992 and the Rural Caucus from 1990 to 1992. Mr. Bradley served as a member of the board of directors of the National Council of Compensation Insurance from 2012 to 2016. Mr. Bradley is a graduate of Southeastern Louisiana University in Hammond, Louisiana with a Juris Doctorate from Louisiana State University in Baton Rouge, Louisiana. Tiberius believes that Mr. Bradley is qualified to serve on the Tiberius Board because of his extensive executive management experience, operational and regulatory experience, and his experience in the areas of finance and insurance.

Senator E. Benjamin Nelson has been serving as a director of Tiberius since March 2018. Since 2016 he has been an attorney in private practice and a strategic partner at HBW Resources, a consulting and advocacy firm. Senator Nelson has over 40 years of insurance, regulatory, government and leadership experience. From 2013 to 2016, Senator Nelson was Chief Executive Officer of the National Association of Insurance Commissioners (NAIC), the U.S. standard setting and regulatory support organization created and governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S territories. From 2001 to 2013, Senator Nelson served two terms representing the State of Nebraska in the U.S. Senate and was a member of the Senate Agriculture Committee and the Senate Armed Services Committee. Among his many distinguished accomplishments, Senator Nelson was instrumental in gaining passage of the Terrorism Risk Insurance Act (TRIA), which provided a “backstop” for catastrophic insurance losses resulting from acts of terrorism. Earlier in his career, Senator Nelson was Governor of Nebraska (1990 to 1998) where he led the state to eight straight balanced budgets. Senator Nelson has extensive experience in the insurance sector and started his career in insurance law. In addition to his service at the NAIC, he served as Chief Executive Officer of the Central National Insurance Group and was the Director of the Nebraska Department of Insurance. Currently, Senator Nelson serves on the Board of Directors of Behlen Manufacturing Corporation as well as a founding board member of the National Strategic Research Institute. Senator Nelson earned a Juris Doctorate, as well as a bachelor’s and master’s degree from the University of Nebraska in Lincoln, Nebraska. He also received the 2011 Distinguished Alumni Award from the University of Nebraska College of Law and an honorary doctor of letters from the University of Nebraska in 2013.Tiberius believes that Senator Nelson is qualified to serve on the Tiberius Board because of his extensive experience in insurance law and regulatory matters, and leadership positions in the insurance industry.

John D. Vollaro has been a director of Tiberius since March 2018. Mr. Vollaro has over 40 years of insurance, financial and public company executive leadership experience. He has been a Senior Advisor of Arch Capital Group Ltd. (NASDAQ: ACGL) since 2009 and has served as a director of Arch Capital Group Ltd. since 2009. He was Executive Vice President and Chief Financial Officer of Arch Capital Group Ltd. from 2002 to 2009 and Treasurer from 2002 to 2009. Arch Capital Group Ltd. is a global leader in providing specialty insurance and reinsurance solutions. Prior to joining Arch Capital Group Ltd., Mr. Vollaro acted as an independent consultant in the insurance industry since 2000. Prior to 2000, Mr. Vollaro was President and Chief Operating Officer of W.R. Berkley Corporation (NYSE: WRB), one of the nation’s major commercial lines property casualty insurance providers from 1996 to 2000 and a director from 1995 until 2000. Mr. Vollaro was Chief Executive Officer of Signet Star Holdings, Inc., a joint venture between W.R. Berkley Corporation and General Re Corporation, from 1993 to 1995. Mr. Vollaro served as Executive Vice President of W.R. Berkley Corporation from 1991 until 1993, Chief Financial Officer and Treasurer of W.R. Berkley Corporation from 1983 to 1993 and Senior Vice President of W.R. Berkley Corporation from 1983 to 1991.Tiberius believes that Mr. Vollaro is qualified to serve on the Tiberius Board because of his financial background and extensive M&A, executive management and operating experience in the insurance industry.

John W. Hayden has been a director of Tiberius since March 2018. Mr. Hayden has over 30 years of insurance underwriting and public company executive leadership experience. He was President and Chief Executive Officer of The Midland Company from 1996 to 2008, when it was sold to Munich Reinsurance (XETRA: MUV2.GR). He joined The Midland Company (NASDAQ: MLAN), a provider of specialty insurance products and services, in 1981. Mr. Hayden held positions of increasing responsibility throughout the company including Policy Administration, Product Design and Pricing, Sales and Marketing before becoming President and Chief Executive Officer of American Modern Insurance Group in 1991, a Midland subsidiary company. He was named President and Chief Executive Officer of The Midland Company in 1996. In 2008, The Midland Company was sold to Munich Reinsurance, one of the world’s leading players in the primary insurance and reinsurance industries, and Mr. Hayden served as President of Specialty Insurance at Munich Re America until his retirement in 2010. He is currently active in the private equity arena and serves as President and Chief Executive Officer of CJH Consulting. Mr. Hayden served as a Director of The Midland Company from 1991 to 2008 and is currently on the board of directors of ABR Re, a position he has held since 2015. Mr. Hayden also sits on the board of directors of The E.W. Scripps Company (NYSE: SSP), a media brand portfolio company since 2008, Hauser Private Equity since 2014, and Ohio National Financial Services, Inc. and certain affiliates since 1999. Mr. Hayden is a graduate of Northwestern University in Evanston, Illinois with an M.B.A. from Miami University in Oxford, Ohio. Tiberius believes that Mr. Hayden is qualified to serve on the Tiberius Board because of his extensive private investment and executive management experience, and his experience in the areas of finance and insurance.

Michael Millhouse has been a director of Tiberius since May 2018. Mr. Millhouse has extensive experience in financing, investment and the insurance industry. Since 2015, he has been the President of Pinnacle Investment Consulting, LLC, a company focusing on providing investment consulting services to insurance companies. From 2003 to 2015, Mr. Millhouse served as Chief Investment Officer – Fixed Income at Chicago Equity Partners, where he managed fixed income portfolios for major funds. He also held a number of managerial positions at Loomis, Sayles & Co. from 1991 to 2002 and Wells Fargo from 1983 to 1991. Mr. Millhouse started his career at the Trust Investment Administration department of Lincoln National Life Insurance Co. He received a B.S. degree in Finance and a Master’s degree in Business Administration from Indiana University. Mr. Millhouse is also a Chartered Financial Analyst and a Certified Investment Counselor. Tiberius believes he is well-qualified to serve on the Tiberius Board given his financial and management background and insurance industry experience.

Michael Gray and Andrew Poole are expected to become directors of Pubco upon the consummation of the Business Combination. The other officers and directors of Tiberius will resign from their positions at Tiberius at the Closing.

Number and Terms of Office of Tiberius Officers and Directors

Tiberius currently has seven directors. The Tiberius board of directors is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to its first annual meeting of stockholders) serving a two-year term. The term of office of the first class of directors, consisting of Messrs. Bradley, Nelson, Hayden, and Millhouse, will expire at Tiberius’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Gray, Poole and Vollaro, will expire at the second annual meeting of stockholders.

Tiberius’s officers are elected by its board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Tiberius’s board of directors is authorized to appoint persons to the offices set forth in its bylaws as it deems appropriate. Tiberius’s bylaws provide that its officers may consist of a Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.

Director Independence

NASDAQ listing standards require that a majority of the Tiberius board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Tiberius’s board of directors has determined that Messrs. Bradley, Nelson, Hayden and Vollaro are “independent directors” with respect to Tiberius as defined in the NASDAQ listing standards and applicable SEC rules. The Tiberius independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Tiberius Board of Directors

Tiberius’s board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee of a domestic listed company be comprised solely of independent directors.

Audit Committee

Tiberius has established an audit committee of the board of directors. Messrs. Bradley, Nelson and Vollaro are serving as members of Tiberius’s audit committee. Under the NASDAQ listing standards and applicable SEC rules, Tiberius is required to have at least three members of the audit committee, all of whom must be independent. Messrs. Bradley, Nelson and Vollaro meet the independent director standard under NASDAQ listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and Tiberius’s board of directors has determined that Mr. Vollaro qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Tiberius has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by Tiberius;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by Tiberius, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with Tiberius in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Tiberius has established a compensation committee of the board of directors. Messrs. Hayden and Nelson serve as members of Tiberius’s compensation committee. Under the NASDAQ listing standards and applicable SEC rules, Tiberius is required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Hayden and Nelson meet the independent director standard under NASDAQ listing standards applicable to members of the compensation committee.

Tiberius has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to its Chief Executive Officer’s compensation, evaluating its Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of its Chief Executive Officer based on such evaluation in executive session at which the Chief Executive Officer is not present;

•        reviewing and approving the compensation of all of its other executive officers;

•        reviewing its executive compensation policies and plans;

•        implementing and administering its incentive compensation equity-based remuneration plans;

•        assisting management in complying with its proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees;

•        producing a report on executive compensation to be included in its annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of Tiberius’s existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to complete the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Director Nominations

Tiberius does not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the NASDAQ rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who shall participate in the consideration and recommendation of director nominees are Messrs. Bradley, Nelson, Hayden and Vollaro. In accordance with Rule 5605(e)(1)(A) of the NASDAQ rules, all such directors are independent. As there is no standing nominating committee, Tiberius does not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by Tiberius’s stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Tiberius’s stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in Tiberius’s bylaws.

Tiberius has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of Tiberius’s stockholders.

Compensation Committee Interlocks and Insider Participation

None of Tiberius’s executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Tiberius’s board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires Tiberius’s executive officers, directors and persons who beneficially own more than 10% of a registered class of Tiberius’s equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Tiberius Common Stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish Tiberius with copies of all Section 16(a) forms filed by such reporting persons. Based solely on Tiberius’s review of such forms and written representations from certain reporting persons, Tiberius believes that all reports under Section 16(a) applicable to its executive officers, directors and greater than 10% beneficial owners were filed in a timely manner.

Code of Ethics

Tiberius has adopted a Code of Ethics applicable to its directors, officers and employees. Tiberius has filed a copy of its Code of Ethics and its audit and compensation committee charters as exhibits to the registration statement filed in connection with its initial public offering. You can review these documents by accessing Tiberius’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from Tiberius. Tiberius intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics in a Current Report on Form 8-K.

Compensation Discussion and Analysis

Tiberius has agreed to pay its Chief Investment Officer $12,500 per month until the earlier of its liquidation or the consummation of its initial business combination. None of its other executive officers or directors has received any cash (or non-cash) compensation for services rendered to Tiberius. Tiberius’s sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Tiberius’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our independent directors will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

After the completion of Tiberius’s initial business combination, directors or members of its management team who remain with Tiberius may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to Tiberius’s stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive and director compensation. Any compensation to be paid to Tiberius’s officers will be determined by our compensation committee.

Tiberius’s does not intend to take any action to ensure that members of its management team maintain their positions with Tiberius after the consummation of its initial business combination, although it is possible that some or all of Tiberius’s executive officers and directors may negotiate employment or consulting arrangements to remain with Tiberius after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with Tiberius may influence Tiberius’s management’s motivation in identifying or selecting a target business but Tiberius does not believe that the ability of its management to remain with Tiberius after the consummation of its initial business combination will be a determining factor in its decision to proceed with any potential business combination. Tiberius is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

Legal Proceedings

Neither Tiberius nor any of its officers or directors is currently involved in any legal proceedings.

Periodic Reporting and Audited Financial Statements

Tiberius has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Tiberius’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm. Tiberius has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Reports on Form 10-Q covering the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019.

Tiberius’S Management’s Discussion and Analysis of
Financial Condition and Results of Operations

References in this section to “we,” “us” or the “Company” refer to Tiberius Acquisition Corporation. References to our “management” or our “management team” refer to the officers and directors of Tiberius, and references to the “sponsor” refer to Lagniappe Ventures LLC. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated as a Delaware corporation on November 18, 2015 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the private placement that occurred simultaneously with the consummation of the IPO, the forward purchase contracts, and financing to be consummated in connection with our Business Combination, our capital stock, debt or a combination of cash, stock and debt.

The issuance of additional shares of our stock in a business combination:

•        may significantly dilute the equity interest of investors in the IPO;

•        may subordinate the rights of holders of Tiberius Common Stock if preferred stock is issued with rights senior to those afforded Tiberius Common Stock;

•        could cause a change in control if a substantial number of shares of Tiberius Common Stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for our units, common stock and/or warrants.

Similarly, if we issue debt securities, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        our inability to pay dividends on our common stock;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements of Tiberius, at September 30, 2019, we had $56,180 in cash outside of the Trust Account. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete our initial business combination will be successful.

Results of Operations

For the Three and Nine Months Ended September 30, 2019 and 2018

Our entire activity through March 15, 2018, consisted of formation and preparation for the IPO. Since the IPO, our activity has been limited to the evaluation of business combination candidates, including International General Insurance Holdings Ltd., and we have not and will not be generating any operating revenues until the closing of our initial business combination. We generate non-operating income in the form of interest on marketable securities held in the trust account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and transaction expenses.

For the three and nine months ended September 30, 2019, we had net income of $406,454 and $1,812,043, respectively, which consisted of operating costs of $333,527 and $739,053 and a provision for income taxes of $162,000 and $512,000, offset by interest income of $968,144 and $3,039,791 and an unrealized (loss) gain on marketable securities held in our Trust Account of $(66,163) and $23,305, respectively.

For the three and nine months ended September 30, 2018, we had net income of $499,704 and $971,731, respectively, which consisted of operating costs of $181,591 and $459,342 and a provision for income taxes of $132,500 and $253,000, offset by interest income of $867,843 and $1,728,386 and an unrealized loss on marketable securities held in our Trust Account of $(54,048) and $(44,313), respectively.

For the Three and Six Months Ended June 30, 2019 and 2018

Our entire activity through June 30, 2019, consisted of formation and preparation for the IPO (which was consummated in March 2018) and since the IPO, the search for a target business with which to consummate an initial business combination.

For the three and six months ended June 30, 2019, we had net income of $762,649 and $1,405,588, respectively, which consisted of operating costs of $205,330 and $405,527 and a provision for income taxes of $178,000 and $350,000, offset by interest income of $1,054,046 and $2,071,647 and an unrealized gain on marketable securities held in our Trust Account of $91,933 and $89,468, respectively.

For the three and six months ended June 30, 2018, we had net income of $459,641 and $472,027, respectively, which consisted of operating costs of $208,502 and $277,751 and a provision for income taxes of $120,500 and $120,500, offset by interest income of $782,064 and $860,543 and an unrealized gain on marketable securities held in our Trust Account of $6,579 and $9,735, respectively.

For the Years Ended December 31, 2018 and 2017

Our entire activity through December 31, 2018, consisted of formation and preparation for the IPO (which was consummated in March 2018) and since the IPO, the search for a target business with which to consummate an initial business combination.

For the year ended December 31, 2018, we had a net income of $1,581,542, which consisted of operating costs of $668,087 and a provision for income taxes of $420,000, offset by interest income of $2,687,003, and an unrealized loss on marketable securities held in our Trust Account of $17,374.

For the year ended December 31, 2017, we had a net loss of $16,297, which consisted of operating costs.

Liquidity and Capital Resources

Until the consummation of the IPO, our only sources of liquidity were an initial purchase of Founder Shares for $25,000 by the Sponsor, and a total of $319,540 of loans and advances by the Sponsor.

On March 20, 2018, we consummated our IPO in which we sold 15,000,000 units at a price of $10.00 per unit generating gross proceeds of $150,000,000 before underwriting fees and expenses. The Sponsor purchased 4,500,000 private placement warrants at a price of $1.00 per warrant in a private placement that occurred simultaneously with the IPO. The Sponsor provided a loan in the amount of $1,500,000 that occurred simultaneously with the IPO.

On March 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, we consummated the sale of an additional 2,250,000 units at a price of $10.00 per unit, and received a loan from the Sponsor in the amount of $225,000.

In connection with the IPO, we incurred offering costs of $10,937,331 (including an underwriting fee of $3,000,000 and deferred underwriting commissions of $7,350,000). Other incurred offering costs consisted principally of preparation fees related to the IPO. A total of $174,225,000 of the net proceeds from the IPO, the private placement, and the sponsor loan were deposited in the Trust Account established for the benefit of Tiberius public stockholders.

As of September 30, 2019, we have available to us $56,180 of cash on our balance sheet. We will use these funds primarily to evaluate target businesses, perform business, legal, and accounting due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. As of September 30, 2019, we incurred $136,555 of expenses related to the proposed Business Combination. As of September 30, 2019, we also had $4,459,078 in interest income available from our investments in our Trust Account to pay for our tax obligations. During the three and nine months ended September 30, 2019, we withdrew $285,000 and $767,848, respectively, to pay our tax obligations.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to (other than the Sponsor’s commitment described below), loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts (including accrued interest, if any). In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $2,000,000 of such loans (which may include the sponsor loan made at the closing of the IPO) may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. However, the lender is no longer entitled to conversion rights in the event the loan is repaid in cash prior to conversion. The warrants to be issued upon conversion of loans would be identical to the private placement warrants and would be identical to the public warrants, except that they would not be redeemable by us and would be exercisable on a cashless basis. In addition, our Sponsor has committed to provide us with up to an aggregate of $1,000,000 in loans to fund our working capital requirements. In August 2019, we issued an unsecured promissory note in the amount of $1,000,000 to our Sponsor. As of September 30, 2019, we borrowed $150,000 under such note for working capital purposes. The note bears no interest and is repayable in full upon the earlier of consummation of our initial business combination and winding up. The note may be converted into warrants at a conversion price of $1.00 per warrant at the Sponsor’s discretion.

We expect that we have sufficient resources subsequent to our IPO to fund our operations until March 20, 2020, our mandatory liquidation date. We do not believe we will need to raise additional funds prior to our initial business combination in order to meet the expenditures required for operating our business. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing to complete our business combination if our forward purchase agreements are not consummated or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional equity securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Contractual Obligations

Commencing March 2018, we agreed to pay our Chief Investment Officer $12,500 per month until the earlier of liquidation or the consummation of an initial business combination.

In March 2018, we entered into an Administrative Services Agreement pursuant to which we pay our Sponsor, an affiliate of our Executive Chairman and our Chief Executive Officer, a total of $10,000 per month for office space, utilities and secretarial support. Upon completion of our initial business combination or liquidation, we will cease paying these monthly fees.

In March 2018, our Sponsor extended a loan to the Company in the amount of $1,725,000, inclusive of $225,000 as a result of the exercise of the underwriter’s over-allotment option, which is non-interest bearing and which will become due upon the completion of a business combination.

In August 2019, we issued an unsecured promissory note in the amount of $1,000,000 to the Sponsor and we borrowed $150,000 under such note for working capital purposes. The note bears no interest and is repayable in full upon the earlier of consummation of Tiberius’s initial business combination and its winding up. The note shall be payable without interest upon the consummation of a business combination or, at the holder’s discretion, the note may be converted into warrants at a conversion price of $1.00 per warrant. Each warrant would be identical to the private placement warrants discussed above.

At September 30, 2019, we did not have any capital lease obligations or operating lease obligations.

The underwriters in the IPO were paid a cash underwriting fee of 2% of gross proceeds of the IPO, excluding any amounts raised pursuant to the overallotment option, or $3,000,000. In addition, the underwriters are entitled to aggregate deferred underwriting commissions of $7,350,000 consisting of (i) 4% of the gross proceeds of the IPO, excluding any amounts raised pursuant to the overallotment option, and (ii) 6% of the gross proceeds of the units sold in the IPO pursuant to the overallotment option. The deferred underwriting commissions will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Tiberius completes an initial business combination, subject to the terms of the underwriting agreement. Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius and Cantor Fitzgerald & Co. (“Cantor”) entered into an amendment (the “Underwriting Agreement Amendment”) to the Underwriting Agreement, dated as March 15, 2018 (the “Underwriting Agreement”), by and between Tiberius, Cantor and the other underwriters named therein. Pursuant to the Underwriting Agreement Amendment, Cantor agreed to accept payment of the deferred underwriting commission payable to Cantor under Section 1.3 of the Underwriting Agreement in Pubco common shares (the “Deferred Commission Shares”), valued at $10.20 per Pubco common share, if and solely to the extent that Tiberius would otherwise not meet the Minimum Cash Condition (treating such issuance of Deferred Commission Shares to Cantor as an equity financing for purposes thereof) after giving effect to any Backstop Subscription Agreements. The payment in Deferred Commission Shares under the Underwriting Agreement Amendment is conditioned on the concurrent Closing and other customary closing conditions consistent with the conditions under the Subscription Agreements. Cantor was also given registration rights with respect to any Deferred Commission Shares pursuant to which Pubco, as the successor to Tiberius will be required to file a resale registration statement for the Deferred Commission Shares issued to Cantor within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The proceeds from the issuance of the Deferred Commission Shares instead of the cash payment required under the Underwriting Agreement will be used to fund a portion of the cash consideration for the Business Combination, the transaction expenses and other liabilities of Tiberius and otherwise provide working capital and funds for corporate purposes to Pubco after the Closing.

Pursuant to a registration rights agreement entered into on March 15, 2018, the holders of the Founder Shares, holders of the private placement warrants and holders of any warrants issued to the sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of Tiberius Common Stock issuable upon the exercise of such warrants, respectively) are entitled to registration rights. The Sponsor, holders of the private placement warrants and holders of any warrants issued to the Sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of common stock issuable upon the exercise of such warrants, respectively) are entitled to make up to three demands, excluding short form registration demands, that Tiberius register such securities for sale under the Securities Act. In addition, these holders have ‘‘piggy-back’’ registration rights to include their securities in other registration statements filed by Tiberius. Tiberius will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not provide for any cash penalties or additional penalties associated with any delays in registering the securities.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires Tiberius’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Tiberius has identified the following as its critical accounting policies:

Common stock subject to possible redemption

Tiberius accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of events not solely within Tiberius’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Tiberius’s Common Stock features certain redemption rights that are considered to be outside of Tiberius’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of Tiberius’s balance sheet.

Loss Per Common Share

Basic loss per common share is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. Consistent with ASC 480, common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per common share for the three and nine months ended September 30, 2019 and 2018. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of shares of common stock to be issued to settle warrants, as calculated using the treasury method. For the three and nine months ended September 30, 2019 and 2018, Tiberius did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into common stock, since the exercise of the warrants is contingent on the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented.

Recent Accounting Pronouncements

Tiberius’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Tiberius’s financial statements.

INDUSTRY OVERVIEW

This section provides an overview of the industry in which IGI currently operates and in which Pubco will operate subsequent to the Business Combination. References in this section to “we”, ”us” or “IGI” refer to International General Insurance Holdings Ltd. and its subsidiaries prior to the consummation of the Business Combination and Pubco and its subsidiaries subsequent to the Business Combination.

Cyclicality of the Industry

Historically, the insurance and reinsurance business has been impacted by claims experience and operating costs due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses, the level of industry surplus, the availability of capital markets substitutes for reinsurance and clients’ desire to retain (as opposed to cede) risk. The level of industry surplus, in turn, may fluctuate in response to loss experience and reserve development as well as changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business is a cyclical industry characterized by periods of excess underwriting capacity and lack of underwriting discipline resulting in heightened competition on price and policy terms followed by periods of attractive underwriting conditions driven by shortages of capacity and favorable rate environment and policy terms and conditions.

Underwriting capacity, as defined by the capital of participants in the industry as well as the willingness of investors to make further capital available at prevailing rates, is affected by a number of factors, including:

•        loss experience for the industry in general, and for specific lines of business or risks in particular,

•        natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires and acts of terrorism,

•        trends in the amounts of settlements and jury awards in cases involving professionals and corporate directors and officers covered by professional liability and directors and officers liability insurance,

•        a growing trend of plaintiffs targeting property and casualty insurers in class action litigation related to claims handling, insurance sales practices and other practices related to the insurance business,

•        development of reserves for mass tort liability, professional liability and other specialty long-tail segment lines of business, which is coverage that has a lengthy period between the occurrence and final settlement of a claim,

•        investment results, including realized and unrealized gains and losses on investment portfolios and annual investment yields, and

•        ratings and financial strength of market participants.

Industry Background and Recent Trends

For several years, the insurance industry has faced increasing excess underwriting capital capacity. This has led to year-over-year rate decreases while the overall coverage has increased. However, over the past two years, there has been significant natural catastrophe activity including but not limited to Hurricanes Harvey, Irma and Maria, wildfires in California and typhoons in Japan, the Philippines and China. Third party modeling firms and industry peers have estimated that insured losses from these events will exceed $240 billion. In addition to a continuation of natural catastrophe losses, there has also been a sharp increase in man-made losses, with significant loss activity on classes such as power, downstream energy and marine.

These record levels of losses are driving wide-spread rate increases over most business lines. While the rate increases have been smaller over the past two years, they are now occurring with more pronounced increases, especially on loss-affected regions and programs. The improvement in the specialty insurance rate environment has been further supplemented by Lloyd’s taking hard-line action with underperforming classes of businesses and syndicates. In response to Lloyd’s actions, syndicates are reducing exposure to unprofitable classes to gain business plan approval.

Hence, the overall property and catastrophe (re)insurance market is repricing underlying risk with reduced capacity in the retrocessional and facultative markets pushing the risks back to (re)insurers and primary insurers, thereby further causing rate increases. The largest rates increases are being seen in the specialty / wholesale E&S markets, large accounts, property and professional lines. Beyond price, insurers are also starting to note improved terms and conditions.

Overall, as profitability pressures persist and capacity remains disciplined, we are experiencing positive rate movement as well as better terms in most lines of business that we operate in.

BUSINESS OF IGI

Shareholders should read this section in conjunction with the more detailed information about IGI contained in this proxy statement/prospectus, including IGI’s audited and unaudited financial statements and the other information appearing in the section entitled “IGI’s Management’s Discussion & Analysis of Financial Condition and Results of Operations.” In this section, references to “we,” “us,” “IGI” and “our” are intended to refer to International General Insurance Holdings Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

Who we are

IGI is a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty, financial institutions, marine liability and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we have prudently grown our business with a focus on underwriting profitability and risk-adjusted shareholder returns as measured by total value creation over time. Since inception, our total value creation, defined as the growth in tangible book value per share plus accumulated shareholder dividends, has been 350% as of December 31, 2018.

Our primary objective is to underwrite specialty products that maximize return on equity subject to prudent risk constraints on the amount of capital we expose to any single event. We follow a careful and disciplined underwriting strategy with focus on individually underwritten specialty risks through in-depth assessment of the underlying exposure. We manage our risks through a variety of means, including contract terms, portfolio selection and underwriting and geographic diversification. Our underwriting strategy is supplemented by a comprehensive risk transfer program with reinsurance coverage from highly-rated reinsurers that we believe lowers our volatility of earnings and provides appropriate levels of protection in the event of a major loss event.

Our CEO, Wasef Jabsheh, with the assistance of our President, Walid Jabsheh, founded IGI in 2001. Wasef Jabsheh has over 50 years of industry experience. Under our management’s leadership we have developed a culture of prudent and disciplined underwriting focused on generating superior risk-adjusted returns. Our “underwriting first” approach has led to a strong track record of profitable growth in our core lines of business and has allowed for successful expansion into new lines of business and geographic locations without compromising underwriting profitability. We have expanded our gross written premium (“GWP”) from $153 million for the year ended December 31, 2009 to $302 million for the year ended December 31, 2018, resulting in a compound annual growth rate (CAGR) of 7.8%, while delivering a consistently strong underwriting performance which is demonstrated by an average combined ratio of 91% over the same time period. Our growth and underwriting performance has allowed us to post consistently strong profitability levels with an unlevered return on average equity of 10% over the same time period with limited volatility through market cycles.

Our primary underwriting subsidiary, International General Insurance Co. Ltd. (“IGI Bermuda”), is a class 3B insurance and reinsurance company regulated by the Bermuda Monetary Authority. IGI Bermuda’s subsidiary, International General Insurance Company (UK) Ltd. (“IGI UK”), underwrites EU domiciled business and risks that are predominantly sourced through London brokers and is regulated by the UK Prudential Regulatory Authority (“PRA”) and the UK Financial Conduct Authority (“FCA”). We maintain our centralized operational functions in Amman, Jordan, complemented by offices in London and Dubai and our Asia Pacific hub in Kuala Lumpur, Malaysia. We are licensed as a Tier 2 reinsurer in Labuan, Malaysia and have a representative office in Casablanca, Morocco.

Our presence in various geographic locations provides us with access to global business in profitable niche markets. Our technical underwriting capabilities, client service, nimble culture and ability to quickly adapt to changing market conditions further support our strong market position and reputation as an expert in niche businesses in our core geographies.

The following charts show the sources of IGI’s gross written premium by geography, segment and line of business during the year ended December 31, 2018:

GWP by geography, 2018

UK
25.4%
Europe
11.4%
Middle East
10.7%
Asia
9.2%
Central
America
8.9%
South
America
8.7%
Africa
4.5%
Caribbean
Islands
5.0%
Australasia
4.2%
Worldwide
11.6%

GWP by Segment and line of business, 2018

Reinsurance
5.9%
Specialty
long-tail
30.5%
Specialty
short-tail
63.6%
Political
Violence
3.8%
Aviation
6.0%
Construction &
Engineering
6.0%
Ports &
Terminals
6.3%
Property
14.5%
Energy
27.0%
Casualty
24.4%
Financial
Institution
5.4%
Marine
Liability
0.7%

Our Competitive Strengths

We believe we distinguish ourselves from our competitors as follows:

Market respected and highly effective management team

Our management team has an average of over 30 years of relevant experience working in insurance, reinsurance and capital markets in various countries. We are led by our Founder and Chief Executive Officer, Wasef Jabsheh, who has over 50 years of industry experience and has been recognized with multiple industry accolades including “2019 EY Entrepreneur of the Year for Jordan”. Our key management team has worked together for several years, providing stability and consistency of approach to the market. In addition, our senior management team take a hands-on approach to the business and are readily accessible to the underwriters and other employees, making for a flat structure where decisions are made quickly. The management team has embedded a high performance, service-oriented culture within IGI, which has helped differentiate IGI in the market.

Local knowledge and access to attractive geographies

Our local knowledge and presence in attractive markets is a competitive advantage. We have exposure in over 200 countries and territories in both mature and high-growth markets with attractive growth rates. Through our global platform with presence in various geographic locations, the vast experience of our senior management and underwriters and our long-standing relationships with an extensive network of specialty brokers, we have differentiated access to profitable niche businesses in our core markets, including the UK, continental Europe, Latin America, the Middle East and Asia.

Long-standing relationships with key brokers

Our longstanding relationships with brokers, and ultimately clients, enable us to receive a regular and sizeable flow of our preferred business. We source almost all of our business through brokers, with our top five international brokers producing 59% of the company’s premiums in the year ended December 31, 2018, and 54% in the six months ended June 30, 2019. We have held relationships with many of those brokers since inception. We believe that we have been able to develop strong broker relationships through the high quality of service that we provide and also through our enhanced reputation in the marketplace. A pillar of our high quality client service is prompt and professional claims management. We use Xchanging Insurance Services’ electronic system for the majority of our premiums and claims, aligning our service levels with London market standards.

Geographically diverse, specialty and niche book of business

Since the Company’s inception, management’s objective has been to offer specialty and niche products requiring underwriting and technical skills balanced by geography and line of business. We actively manage our exposures by geographic zone to maintain a diverse portfolio of underlying risks. For the year ended December 31, 2018, we wrote 25% of our business in the United Kingdom, 11% in Continental Europe, 18% in Latin America, 11% in the Middle East and 9% in Asia. The remaining business was underwritten in the Caribbean, Africa, Australasia and North America. We currently underwrite business in three business segments through 10 lines of business spanning across attractive specialty and niche products. Of $302 million in gross written premiums for the year ended December 31, 2018, 30% was generated by our Specialty Long-tail segment, 64% by the Specialty Short-tail segment and 6% by the Reinsurance segment.

Disciplined risk selection

Our underwriting approach combines decades of customized underwriting experience of our management team with sophisticated modelling tools that utilize actuarial data across all of our lines of business. Our analytical pricing framework is embedded in our business and is incorporated into our pricing metrics, underwriting and risk management. For the year ended December 31, 2018, 70% of our business was individually underwritten where our underwriters analyzed submissions and determined if the underlying risk of each contract met our overall risk and profitability requirements. In addition, 25% was sourced through Managing General Agents, that are required to strictly adhere to our narrowly defined underwriting criteria and return thresholds and only 6% was originated through reinsurance treaties. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.

Prudent risk management framework

We reduce the volatility of our operating results and manage our exposure to catastrophe events through several risk mitigation strategies, including the purchase of reinsurance from highly-rated reinsurers. We believe that our reinsurance program provides appropriate levels of protection and visibility into our earnings. In addition, our reinsurance coverage is highly tailored according to the underlying exposure.

Scalable technology-enabled operating platform

Operating a technology-enabled platform utilizing a “hub-approach” of maintaining a single profit center in Amman, Jordan has enabled us to optimize our cost base by offering cost-efficient central services. We have invested in technology that has identifiable benefits for our business across underwriting, actuarial, risk, capital and pricing functions among others. Since 2015 we have implemented a digital transformation initiative to proactively adapt to market changes and industry shifts. This focus on technology has enhanced our approach to clients, brokers and regulators, allowing for greater ease of doing business and transparency.

Our Strategy

We aim to continue creating superior long-term value for our shareholders by pursuing the following strategies:

Expand our presence in existing markets

Our size relative to the market opportunity positions us to execute on our strategy of growing in our already existing profitable markets and lines of business. We believe that we are well-positioned to capitalize on recent developments in the London and the Middle Eastern markets including Lloyd’s of London’s (“Lloyd’s”) increasing focus on portfolio remediation to improve underwriting profitability. In addition, we believe we are beneficiaries of capacity reductions and withdrawals from specific classes of businesses by certain Lloyd’s syndicates and (re)insurers. Our differentiated product offerings, superior client service and robust capital position support our strategy to continue growing in our existing core markets.

Expand our presence to new specialty lines of business and markets

We seek to leverage our proven advantages of technical underwriting, local market knowledge, distribution relationships and financial strength to grow into adjacent lines and markets. We continually seek to evaluate additional lines of business and markets that will complement our core competencies and where we believe we can generate attractive risk-adjusted returns. For example, in 2011, we started underwriting our ports and terminals line of business, which has grown to $19.1 million of premiums in 2018. In addition, our expansion into Kuala Lumpur has opened up new business opportunities that will further strengthen our offerings in Asia Pacific. We also expect to further expand in the U.S. market.

Maintain balance sheet strength and rigorous reserves assessment

Our balance sheet strength underpins our clients’ confidence in our business and uniquely positions us among other insurers and reinsurers of our size. We maintain a conservative balance sheet, which reflects our rigorous reserving practices, use of reinsurance and conservative investment policy. Our business profile including our well-diversified and profitable book of business, along with our strong capitalization, among other factors, led to A.M. Best upgrading us from “A-” (Excellent) to “A” (Excellent) in September 2019.

We have a rigorous reserving adequacy assessment process designed and overseen by well-qualified internal actuaries that report to the risk and audit committee of our board of directors. Our policy is to reserve to a “best estimate” and carry an explicit risk margin above the best estimate. In addition, our reserving approach has been historically tested semi-annually by independent, third party actuaries.

Maintain our conservative investment strategy

We have a conservative investment strategy, maintaining a short-to-medium term investment portfolio maturity profile with the purpose of providing sufficient liquidity and stable returns with limited volatility. We follow an “underwriting first” model and have designed an investment strategy that allows us to maximize our underwriting profits in a capital efficient manner. As of June 30, 2019, our investment portfolio was comprised primarily of cash and fixed income securities. Cash (including cash equivalents and term deposits) represented 51.3% of our invested assets and fixed income securities represented 33.9% of our invested assets as of June 30, 2019. Our fixed income portfolio is geographically diverse with an average maturity of two years, with 75.6% of the securities in our portfolio having an S&P rating of ‘A’ and above.

Continue to purchase conservative reinsurance coverage, while optimizing for risk-adjusted returns

We believe that protecting our earnings and balance sheet through the use of reinsurance is critical in ensuring that we are able to meet obligations to our policyholders and generate strong returns for our shareholders. We are active purchasers of reinsurance and seek to find opportunities to maximize risk-adjusted results by finding dislocations and inefficiencies in the market. We plan to maintain a conservative, robust reinsurance program to help ensure that we are adequately protected against potential catastrophe losses while minimizing the volatility of our operating results.

Our Segments

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: Specialty Long-tail, Specialty Short-tail and Reinsurance.

Our specialty long-tail segment includes (1) our casualty business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business and (3) our marine liability line of business. The lines of business in our specialty long-tail segment are generally characterized by claims that are often reported and ultimately paid or settled years, or even decades, after the related loss events occur. As a general rule, estimates of accident year or underwriting year ultimate losses for long-tail businesses are notably more uncertain than those for short-tail businesses.

Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals and aviation lines of business. The lines of business in our specialty short-tail segment generally include exposures for which losses are usually known and paid within a relatively short period of time after the underlying loss event has occurred. The underlying loss events typically tend to be of lower frequency and higher severity.

Our Reinsurance segment includes our inward reinsurance treaty business.

In addition, we have a corporate function (“Corporate”), which includes the activities of the parent company, and which carries out certain functions, including investment management. Corporate includes investment income on a managed basis and other non-segment expenses, predominantly general and administrative, stock compensation, finance and transaction expenses. Corporate also includes the activities of certain key executives such as the Chief Executive Officer and Chief Financial Officer. Our corporate expenses and investment results are presented separately within the corporate segment section.

The following tables show our gross written premium for the prior three years and the six months ended June 30, 2019 and 2018 both on a segment basis and on a line of business and a geographic basis:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Specialty Long-tail
Casualty	$20.7	$43.1	$73.7	$29.2	$47.2
Financial Institutions	11.4	14.3	16.1	5.3	10.5
Marine Liability	2.6	2.0	2.1	1.3	2.3
Specialty Short-tail
Energy	77.7	87.9	81.4	58.4	49.7
Property	40.6	53.7	43.8	27.6	30.0
Construction & Engineering	15.0	10.4	18.2	4.8	10.0
Political Violence	16.1	9.7	11.4	6.1	4.1
Ports & Terminals	17.5	17.3	19.1	8.7	13.1
Aviation	17.1	19.0	18.0	12.4	8.6
Reinsurance
Treaty Reinsurance	13.5	17.7	17.8	12.3	10.9
Total Gross Written Premiums	$232.3	$275.1	$301.6	$166.1	$186.3
	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
UK	$22.3	$42.9	$76.7	$29.3	$50.4
Europe	23.1	32.2	34.5	17.5	18.8
Worldwide	23.1	26.3	35.0	24.0	28.2
Middle East	35.8	36.1	32.4	16.9	17.9
Africa	17.4	14.8	13.6	9.0	9.9
Asia	44.7	33.9	27.8	15.1	18.2
Central America	26.7	35.6	26.7	19.7	23.2
South America	22.1	33.4	26.4	19.4	9.5
North America	1.5	1.0	0.9	0.5	1.6
Caribbean Islands	9.3	10.5	15.1	12.0	5.6
Australasia	6.3	8.4	12.6	2.7	3.1
Grand Total	$232.3	$275.1	$301.6	$166.1	$186.3

Specialty Long-tail Segment

Casualty

Our casualty line of business includes directors’ and officers’ liability, legal expenses and professional indemnity portfolios, collectively representing approximately 24% and 25% of IGI’s GWP the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Major subclasses within the casualty line of business include directors’ and officers’ insurance, legal expenses, professional indemnity, comprehensive commercial general liability, public liability, product liability, employers’ liability, workers’ compensation, event liability, completed operations liability, intellectual property liability and media and advertising liability. We primarily underwrite casualty risks from Europe and the UK on a “primary” basis, meaning that loss up to a limit is covered primarily, or on an excess-of-loss basis.

Financial Institutions

Our financial institutions line of business represented approximately 5% and 6% of IGI’s GWP for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

The financial institution business covers a range of risks including bankers’ blanket bond, financial institutions professional indemnity, financial institutions directors’ & officers’ liability, plastic card fraud, electronic computer crime, vault risk, cash in transit, commercial crime and fidelity guarantee, and money.

Marine Liability

Our marine liability line of business represented approximately 1% of IGI’s GWP for each of the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Our marine liability portfolio covers third party liabilities related to marine risks, including ship repairer’s liability, ship owner’s protection and indemnity, Wharfinger’s liability, Stevedore’s liability, Charterer’s liability and port and terminal excess liability. We focus our marine liability portfolio predominantly on Asia and Europe.

Specialty Short-tail Segment

Energy

Our energy businesses represented approximately 27% of IGI’s GWP for each of the year ended December 31, 2018 and the six months ended June 30, 2019. We have a lead capability in both upstream and downstream energy (oil & gas, conventional power and renewable energy), with a maximum exposure of $50 million and $35 million for any single risk in upstream and downstream energy, respectively. We have a strong presence in major energy insurance hubs and in 2018 began underwriting renewable energy.

Our upstream energy team covers the oil and gas industry both offshore and onshore. Our industry knowledge and products allow us to service a broad spectrum of clients involved with the construction, exploration & production, operating, contracting and decommissioning industries. Our focus is on operators and companies with proven track records and strong risk management policies worldwide, with a particular focus in the Middle East, the wider Afro-Asian region and Scandinavia, excluding the U.S. Gulf of Mexico area. We have a strong presence in major energy insurance hubs, namely the United Kingdom, Norway, the United Arab Emirates and Malaysia. Our clients in the upstream energy line of business include major oil and gas corporations, national and state-owned oil and gas operations, independent oil and gas companies, integrated energy companies, contractors and service industry companies.

Our downstream energy business provides expert insurance for a wide range of onshore energy plants around the world, with a particular focus in the Middle East, Afro-Asian, European and Latin American regions. We underwrite a portfolio of predominantly operating risks in the onshore energy sector, with an emphasis on operators and companies with proven track records and strong risk management policies, with a geographically diversified portfolio that excludes U.S. natural catastrophe perils. Our clients in the downstream energy line of business include petrochemical operators, oil refineries, utilities, independent power producer (IPP) companies and energy pipeline operators. We insure a spread of operational risks including machinery breakdown and property damage, and associated loss of revenues.

We began underwriting renewable energy in 2018. Our renewable energy business provides expert insurance for a wide range of risks including: wind power (onshore and offshore), solar power (photovoltaic, concentrated, thermal and floating), bioenergy (biomass, biogas, biofuels and waste-to-energy), hydro, geothermal, wave & tidal, battery storage, and other emerging technologies, e.g. energy efficiency. We cover the full life-cycle of a renewable energy project, namely construction, marine and inland transit, operational and decommissioning, including associated loss of revenues, liabilities, as well as natural catastrophe risks. We write business on a worldwide basis, excluding all U.S. natural catastrophe perils.

Property

Our property business represented approximately 14% and 16% of IGI’s GWP for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Our property offering includes coverage for physical damage, machinery breakdown, business interruption and forestry. We cover a wide variety of risks from large hotels to industrial manufacturing. Our clients include a wide range of businesses involved in sectors such as leisure, commercial and industrial property, manufacturing, heavy industry and infrastructure, civil works and communications.

Construction & Engineering

Our construction and engineering business represented approximately 6% and 5% of IGI’s GWP for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Our construction and engineering line of business provides coverage construction all risks (CAR), civil engineering completed risks (CECR), machinery breakdown and business interruption (MB/BI), erection all risks (EAR), contractors’ plant and equipment (CPE/CPM) and inherent defects insurance (IDI). We focus our construction & engineering portfolio on inherent defects insurance, construction all-risk and erection all-risk.

Political Violence

Our political violence portfolio represented approximately 4% and 2% of IGI’s GWP for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Our political violence line of business focuses on comprehensive sabotage and terrorism, strikes, riots, civil commotions, malicious damage, missing mutiny, coup d’etat, insurrection, revolution, rebellion, war and civil war. Our offering does not normally include risks associated with nuclear, chemical or biological terrorism, trade disruption insurance or standalone contingent business interruption risks. Our coverage generally includes physical loss or damage, business interruption, debris removal and third party liability following a political violence peril.

Ports and Terminals

Our ports and terminals business represented approximately 6% and 7% of IGI’s GWP for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Our current offerings in this line of business include handling of equipment, damage to port property, business interruption and damage to port craft, liabilities to authorities and other liabilities. We primarily serve port authorities, terminal operators, stevedores, warehouse operators and depot operators. This also includes a variety of organizations specializing in other aspects of the shipping industry, including freight forwarders, non-vessel operating common carriers, ship managers, ship agents and ship brokers.

General Aviation

Our general aviation business represented approximately 6% and 5% of IGI’s GWP for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Our general aviation portfolio covers worldwide commercial and industrial operations, including coverage for hull, hull and spares, war and allied perils, third party legal liability, general aviation premises, spares, passenger legal liability, personal accident and general aviation hangarkeepers. We focus our general aviation portfolio on South and Central America, Europe, Asia and Africa.

Reinsurance Segment

Our reinsurance business represented approximately 6% of IGI’s GWP for each of the year ended December 31, 2018 and the six months ended June 30, 2019, respectively.

Our reinsurance portfolio includes primarily underwritten programs related to the marine liability, energy, property, engineering, motor, casualty and aviation sectors, and is concentrated in the MENA region and the wider Afro-Asian and European markets. Our reinsurance portfolio is primarily written on a non-proportional or excess-of-loss basis. Property reinsurance forms the most significant portion of our overall treaty reinsurance portfolio.

History of IGI

We were founded in 2001 and commenced operations in Jordan in 2002, underwriting business in the offshore energy, onshore energy, property, marine liability and engineering lines of business. In 2005, we raised $75 million of capital through a private placement and commenced underwriting our reinsurance portfolio. In 2006, we established a holding company in the DIFC and also established our Labuan branch, which is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. In 2007, we established our Bermudian subsidiary and commenced underwriting our financial institutions portfolio. In 2009, we acquired SR Bishop which was renamed North Star Underwriting Limited (“North Star”). In 2009, we established our UK subsidiary, which commenced business in 2011. The UK subsidiary underwrites most of IGI’s UK-governed policies and serves as an important point of contact for brokers based in London.

Platform Overview

IGI primarily underwrites business through IGI Bermuda and IGI UK (which is a subsidiary of IGI Bermuda). Additionally, IGI issues Labuan-governed policies (through a capitalized Malaysian branch of IGI Bermuda) and is also licensed to issue Islamic re-takaful policies. The platforms through which IGI issues these policies are discussed below.

IGI Bermuda

IGI’s Bermuda-governed policies are issued pursuant to a license held by IGI Bermuda. The underwriting operations for the Bermuda-governed policies are located in IGI Underwriting Company Limited (“IGI Underwriting”), which is registered and based in Amman, Jordan. When a Bermuda-governed policy is sourced through IGI’s office in the United Kingdom, the policy is referred to the office in Amman for formal underwriting approval. IGI Dubai also has underwriting authority to underwrite Bermuda-governed policies through an underwriting agency agreement, subject to authority limits, and IGI Morocco operates a representative officer of IGI Bermuda in Casablanca which is authorized to issue Bermuda governed policies. IGI Bermuda has two additional wholly-owned subsidiaries: Specialty Mall Investment Co., which focuses on real estate properties, development, and leasing, and IGI Services Limited, which focuses on owning and chartering aircraft.

IGI UK

IGI’s UK-governed policies are primarily underwritten by IGI UK based in London. IGI UK serves as an important point of contact for brokers based in London, through whom IGI sources the majority of its business. In addition, IGI UK provides IGI with access to European business through its EU licenses. IGI also owns North Star, a specialty underwriting agency for writing marine liability, war and special risks policies and which is based alongside IGI UK in IGI’s London office. North Star is also an approved Lloyd’s coverholder. North Star is currently not transacting any business, but can easily be reactivated.

IGI Labuan Branch

International General Insurance Co. Ltd — Labuan Branch (the “Labuan Branch”), a second-tier reinsurer registered in Labuan, Malaysia, is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. The Labuan Branch obtained the approval of the Labuan Financial Services Authority to engage the Labuan Financial Services Authority’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in the Labuan International Offshore Financial Center.

IGI’s Labuan-based operation is supported by an Asia Pacific hub in Kuala Lumpur, which also serves as a point of contact for local brokers in Asia. Both Labuan-governed policies and Bermuda-governed policies sourced through the Labuan Branch are referred to IGI’s Amman office for underwriting approval.

Representation and Intermediate Offices (Non-Risk Bearing Companies)

IGI Morocco

IGI Bermuda operates a representative office of IGI Bermuda in Casablanca, which is regulated by Casablanca Finance City. Our Casablanca operations constitute our Africa hub and provide access to the Northern, Central and West African markets.

IGI Dubai

IGI Dubai is authorised as a category four entity by the Dubai Financial Services Authority and it operates as a marketing and intermediate office of IGI Bermuda in Dubai. Our Dubai operations constitute our Middle East hub and provide access to the MENA region including the Gulf Cooperation Council markets.

Our Structure

The following chart provides a summary of IGI’s corporate organization structure before giving effect to the Business Combination:

Employees

The following table shows the number of employees, including management staff, by geography and function as of June 30, 2019.

	Underwriting	Underwriting Support	Claims and reinsurance	Finance, administration and investments	IT	Other	Total
Amman	11	56	17	28	13	29	154
London	29	0	5	9	0	10	53
Dubai	6	1	0	2	0	2	11
Casablanca	4	0	0	2	0	1	7
Labuan	1	0	0	1	0	1	3
Total	51	57	22	42	13	43	228

Underwriting

Our underwriting process is managed by our experienced management team, which adheres to strict process controls. We have assembled a team of experienced lead underwriters and claims personnel with significant regional and international experience. This diverse array of talent and experience creates strategic advantages with regard to local knowledge, protocols and methods of business production. We have rigorous acceptance criteria for our underwriting risk, and will exit or reduce exposures in lines of business or client types that do not perform in accord with our expectations.

Each risk submitted to an underwriter is assessed on its own merits. The experience and expertise of senior management and the underwriters are ultimately the determining factor in deciding whether to underwrite a given risk. As a result, we rely on our underwriters’ discretion in acquiring business. However, when exercising their discretion, the underwriters take into account several key considerations, some of which may include the following:

•        the type and level of risk assumed;

•        the nature of the insured’s operations;

•        the pricing of the policy submitted and the pricing trend of similar policies in the market;

•        the quality and specifications of the insured’s assets;

•        the insured’s risk management program, if necessary, and, if required, surveys to be conducted on the insured’s assets and operations;

•        the adequacy of the insured’s credit rating;

•        the general terms and conditions of the policy submitted, with a preference for standard market wordings and clauses;

•        the insured’s loss record, including the record of the insured’s losses divided by total premiums (“Burn Cost Analysis”);

•        the experience of the underwriters from their prior dealings with the insured, broker or ceding company, as applicable;

•        the experience and reputation of the broker submitting the risk;

•        the legal and general economic conditions of the insured’s country of domicile;

•        the insured’s geographical location and trading territories;

•        the adequacy of available reinsurance coverage, including coverage for catastrophe and the total combined risks that could be involved in a single loss event;

•        IGI’s catastrophic aggregation capacity; and

•        the approval of the broker by the compliance department according to the onboarding policy and the necessary sanctions screening.

Pursuant to our delegated authority matrix, which sets underwriting limits for each line of business and each underwriter, the underwriters have the authority to enter into binding policies. If a policy exceeds the underwriter’s limits, the policy is then referred to an officer of IGI who has the authority to bind the policy. Management also receives periodic reports that allow them to oversee the business and identify underwritings that deviate from acceptable parameters, providing management the opportunity to intervene to rectify such deviations. Monthly key performance indicator reports are reviewed by the management team to monitor the performance of the underwriting teams.

Risk Management Strategy

We have a comprehensive risk management framework that defines the corporate risk appetite, risk strategy and the policies required to monitor, manage and mitigate the risk inherent in our business. In doing so, we aim to comply with corporate governance and industry best practice and to monitor risks against six main risk objectives: (i) ensuring losses remain within planned limits, (ii) ensuring volatility of results fall within planned limits, (iii) compliance with existing and emerging regulatory requirements, (iv) preserving rating agency credit ratings, (v) maintaining adequate solvency and liquidity, and (vi) avoiding any reputational risk. Below is a summary of our current risk governance arrangements and risk management strategy.

We operate an integrated enterprise-wide risk management strategy designed to deliver shareholder value in a sustainable and efficient manner while providing a high level of policyholder protection. The execution of our integrated risk management strategy is based on:

•        the establishment and maintenance of an internal control and risk management system based on a three lines of defense approach to the allocation of responsibilities between risk accepting units (first line), risk management activity and oversight from other central control functions (second line) and independent assurance (third line);

•        identifying material risks to the achievement of IGI’s objectives including emerging risks;

•        the articulation of our risk appetite and a suite of key risk limits for each material component of risk where appropriate;

•        the cascading of risk appetite and key risk limits for material risks to each operating subsidiary and, where appropriate, risk accepting business units;

•        measuring, monitoring, managing and reporting risk positions and trends;

•        the use, subject to an understanding of their limitations, of a range of deterministic and stochastic modelling techniques to test the risk and capital implications of strategic and tactical business decisions; and

•        stress and scenario testing designed to help us better understand and develop contingency plans for the potential effects of extreme events or combinations of events on capital adequacy and liquidity.

The main types of risks that we face are summarized as follows:

Insurance risk:    Insurance risk includes the risks of inappropriate underwriting, ineffective management of underwriting, inadequate controls over exposure management in relation to catastrophic events and insufficient reserves for losses including claims incurred but not reported.

Market risk:    The risk of variation in the income generated by, and the fair value of, our investment portfolio, cash and cash equivalents and derivative contracts including the effect of changes in foreign currency exchange rates.

Credit risk:    The risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

Liquidity risk:    The risk that IGI will not be able to meet its commitments associated with insurance contracts and financial liabilities as they fall due.

Operational risk:    The risk of loss resulting from inadequate or failed internal processes, personnel or systems, or from external events.

Strategic risk:    The risk of adverse impact on shareholder value or income and capital of adverse business decisions, poor execution or failure to respond to market changes.

Regulatory risk:    The risk of non-compliance with regulatory requirements, including ensuring we understand and comply with changes to those requirements, is assessed and managed as an operational risk. There is a residual risk that changes in regulation could impact our ability to operate profitably in some jurisdictions or some lines of business.

Taxation risk:    The risk that we do not understand, plan for and manage our tax obligations is assessed and managed as operational risk. There is a residual risk that changes in taxation could impact our ability to operate profitably in some jurisdictions or some lines of business.

Emerging risk:    The risk that events or issues not previously identified or fully understood could impact the operations or financial results of IGI.

We divide risks into “core” and “non-core” risks. Core risks comprise those risks which are inherent in the operation of our business, including insurance risks in respect of our underwriting operations and market and liquidity risks in respect of our investment activity. We intentionally expose IGI to core risks with a view to generating shareholder value but seek to manage the resulting volatility in our earnings and financial condition within the limits defined by our risk appetite. However, these core risks are intrinsically difficult to measure and manage and we may not, therefore, be successful in this respect. All other risks, including regulatory and operational risks, are classified as non-core. We seek, to the extent we regard as reasonably practicable and economically viable, to avoid or minimize our exposure to non-core risks.

Marketing and Distribution

We source our business primarily through brokers, with 59% of 2018 premiums coming from five producing brokers. Given our regional focus, we also make use of a range of smaller, more regional brokers, such as NASCO, UIB, Fenchurch Faris and Chedid Re. Currently, our largest broker relationships as measured by gross written premiums are with Arthur J. Gallagher, Aon, Miller, Marsh and Willis Towers Watson.

Claims Management

We offer prompt and professional claims service to our policyholders and service providers. Our claims department works closely with our underwriting team in order to achieve a synchronized and efficient process for managing claims. Technology is deeply embedded in our claims process, improving accuracy and efficiency. Our systems allow us to review real-time, detailed information on our current claims activity across our Company.

The key responsibilities of our claims management department is to:

•        process, manage and resolve reported insurance or reinsurance claims efficiently and accurately in order to ensure the proper application of intended coverage, reserve in a timely fashion for the probable ultimate cost of both indemnity and expense and make timely payments in the appropriate amount on those claims for which we are legally obligated to pay;

•        select appropriate counsel and experts for claims and manage claims-related litigation and regulatory compliance;

•        contribute to the underwriting process by collaborating with both underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activities;

•        contribute to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims; and

•        support our marketing efforts through the quality of our claims service.

Reserving

When a claim is reported to us or when an event occurs, we establish loss reserves to cover our estimated ultimate losses under the insurance policies that we underwrite, and loss adjustment expenses relating to the investigation and settlement of policy claims. These reserves include estimates of the cost of the claims reported to us (case reserves) and estimates of the cost of claims that have been incurred but not yet reported (“IBNR”) and are net of estimated related salvage, subrogation recoverables and reinsurance recoverables. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry case reserving practices, the experience and knowledge of the claims handler and practices of the claims team.

The following chart shows the percentage breakdown of net case and IBNR including UALE reserves as of December 31, 2018 and as of June 30, 2019:

December 31, 2018	June 30, 2019

IGI’s booked reserves are set by its reserving committee. The committee includes members of senior management who represent underwriting, claims, outward reinsurance and finance. The committee meets quarterly and agrees the carried reserve for each product line. Key inputs to the committee include but are not limited to the quarterly actuarial reserve review, presented by the group chief actuary, and discussions with the heads of claims, reinsurance and underwriting. The committee also considers the findings of third-party independent actuarial reviews. At present these reviews are undertaken every six months. In support of IGI’s annual statutory submission to the Bermuda Monetary Authority, a ‘big four’ actuarial consultant conducts an actuarial review of the loss reserves to support their statutory loss reserve opinion.

For additional information regarding our reserves, our reserves development and our reserves releasing, see “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reserves” and footnote 13 to IGI’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Investments

Investment income represents a component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves primarily in fixed maturity investments. We manage most of our investment portfolio in-house, with the exception of approximately $22 million as of June 30, 2019 which is managed by a third party investment advisor. Our investment team is responsible for implementing our investment strategy as set by the investment committee of the board of directors.

The following chart shows the percentage breakdown of our investment assets by class as of December 31, 2018 and as of June 30, 2019:

Investment by Asset Class as of December 31, 2018	Investment by Asset Class as of June 30, 2019

For additional information regarding our investments, see “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments.”

Reinsurance

We follow a common industry practice of reinsuring a portion of our exposures and paying to reinsurers a portion of the premiums received on the policies that we write. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer contractually liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and attempt to place our coverages only with substantial, financially sound carriers. As a result, generally the reinsurers who reinsure our casualty insurance must have an A.M. Best rating of “A” (Excellent) or better.

Regulatory Overview

Bermuda Regulatory Considerations

Bermuda Insurance Regulation

The Insurance Act.    The Insurance Act, which regulates the business of IGI Bermuda, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The Bermuda Monetary Authority is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose at any time. It is not necessary that the insurance company be incorporated in Bermuda. A foreign corporation may obtain a permit under the Companies Act 1981 (the “Companies Act”) to carry on business in Bermuda and then be registered as an insurer in Bermuda under the Insurance Act. (The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” (although in certain circumstances a condition to registration may be imposed to the effect the company may carry on only reinsurance business). The Insurance Act uses the defined term “insurance business” to include reinsurance business. References herein to insurance companies include reinsurance companies.) The Insurance Act also grants to the Bermuda Monetary Authority powers to supervise, investigate and intervene in the affairs of insurance companies. An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Bermuda Monetary

Authority on matters connected with the discharge of the Bermuda Monetary Authority’s functions and subcommittees thereof supervise, investigate and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards, as well as auditing and reporting requirements. Bermuda is a Solvency II equivalent jurisdiction, meaning that Bermuda’s laws and regulations broadly mirror the requirements under the Solvency II regime. See “Business of IGI — Regulatory Overview — UK and EU Regulatory Framework” and “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — PRA Requirements.” Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 3B insurers are set forth below.

Classification of Insurers.    The Insurance Act distinguishes between insurers carrying on long-term business, insurers carrying on general business and insurers carrying on special purpose business. There are two classifications of insurers carrying on special purpose business: special purpose insurers and collateralized insurers.

There are seven classifications of insurers carrying on general business, ranging from Class 1 insurers (pure captives) to Class 4 insurers (very large commercial underwriters).

There are five classifications of insurers carrying on long-term business (Classes A, B, C, D and E).

Classification as a Class 3B Insurer.    A corporate body is registrable as a Class 3B insurer where (i) 50% or more of its net written premiums or (ii) 50% or more of its net claims and claim expense provisions, represent unrelated business and its total net written premiums from unrelated business are $50,000,000 or more. IGI Bermuda is registered as a Class 3B insurer with the Bermuda Monetary Authority in Bermuda and is regulated as such under the Insurance Act.

Minimum Paid-Up Share Capital.    A Class 3B insurer is required to maintain fully paid up share capital of at least $120,000.

Principal Representative and Principal Office.    A Class 3B insurer is required to appoint a resident principal representative and to maintain a principal office in Bermuda. The principal office may be the office of the person acting as principal representative and will normally be different from the registered office of the company. IGI Bermuda has appointed Marsh IAS Management Services (Bermuda) Ltd. as its principal representative. The address of IGI Bermuda’s principal office is 44 Church Street., Hamilton HHM12, Bermuda. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ written notice of the intention to do so is given to the Bermuda Monetary Authority.

It is the duty of the principal representative to forthwith notify the Bermuda Monetary Authority where the principal representative (i) reaches the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent, (ii) comes to the knowledge that the insurer (for which the principal representative acts) has become insolvent or (iii) has reason to believe that a reportable “event” has occurred. Examples of a reportable “event” include a failure by the insurer to comply substantially with a condition imposed upon it by the Bermuda Monetary Authority relating to a solvency margin or a liquidity or other ratio, a significant loss reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement (discussed below) and the occurrence of a “material change” (as such term is defined under the Insurance Act) in its business operations.

Within 14 days of such notification to the Bermuda Monetary Authority, the principal representative must furnish the Bermuda Monetary Authority with a written report setting out all the particulars of the case that are available to the principal representative.

Where there has been a significant loss which is reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement, the principal representative must also furnish the Bermuda Monetary Authority with a capital and solvency return reflecting an enhanced capital requirement prepared using post-loss data. The principal representative must provide this within 45 days of notifying the Bermuda Monetary Authority regarding the loss.

Furthermore, where a notification has been made to the Bermuda Monetary Authority regarding a material change, the principal representative has 30 days from the date of such notification to furnish the Bermuda Monetary Authority with unaudited interim statutory financial statements in relation to such period as the Bermuda Monetary Authority may require, together with a general business solvency certificate in respect of those statements.

Head Office Requirement.    A Class 3B insurer shall maintain its head office in Bermuda. In determining whether the insurer satisfies this requirement, the Bermuda Monetary Authority shall consider, inter alia, the following factors: (i) where the underwriting, risk management and operational decision making of the insurer occurs; (ii) whether the presence of senior executives who are responsible for, and involved in, the decision making related to the insurance business of the insurer are located in Bermuda; and (iii) where meetings of the board of directors of the insurer occur. In making its determination, the BMA may also have regard to (a) the location where management of the insurer meets to effect policy decisions of the insurer; (b) the residence of the officers, insurance managers or employees of the insurer; and (c) the residence of one or more directors of the insurer in Bermuda. IGI Bermuda’s Head Office remediation plan was assessed. It was concluded that there must be a frequent presence of the senior executives who are responsible for and involved in the decision making related to the insurance business in Bermuda. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda to ensure that it is managed and directed from Bermuda, which may result in additional operational cost. IGI Bermuda’s Head Office remediation plan may be changed based on additional guidance by the BMA, subsequent legislative requirements and/or any other governmental issuances which may affect the interpretation of the Head Office requirements and thus impacting IGI Bermuda’s remediation plan.

Loss Reserve Specialist.    A Class 3B insurer is required to appoint an individual approved by the Bermuda Monetary Authority to be its loss reserve specialist. In order to qualify as an approved loss reserve specialist, the applicant must be an individual qualified to provide an opinion in accordance with the requirements of the Insurance Act and the Bermuda Monetary Authority must be satisfied that the individual is fit and proper to hold such an appointment.

The Class 3B insurer is required to submit annually an opinion of its approved loss reserve specialist with its capital and solvency return in respect of its total general business insurance technical provisions (i.e. the aggregate of its net premium provisions, net claims and claim expense provisions and risk margin, as each is reported in the insurer’s statutory economic balance sheet). The loss reserve specialist’s opinion must state, among other things, whether or not the aggregate amount of technical provisions shown in the statutory economic balance sheet as at the end of the relevant financial year (i) meets the requirements of the Insurance Act and (ii) makes reasonable provision for the total technical provisions of the insurer under the terms of its insurance contracts and agreements.

Annual Financial Statements.    A Class 3B insurer is required to prepare and submit, on an annual basis, audited GAAP financial statements (as defined below) and audited statutory financial statements.

A Class 3B insurer is required to prepare and submit to the Bermuda Monetary Authority financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”).

The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.

The insurer’s annual GAAP financial statements and the auditor’s report thereon and the statutory financial statements are required to be filed with the Bermuda Monetary Authority within four months from the end of the relevant financial year (unless specifically extended with the approval of the Bermuda Monetary Authority).

The statutory financial statements do not form a part of the public records maintained by the Bermuda Monetary Authority but the GAAP financial statements are available for public inspection.

Declaration of Compliance.    At the time of filing its statutory financial statements, a Class 3B insurer is also required to deliver to the Bermuda Monetary Authority a declaration of compliance, in such form and with such content as may be prescribed by the Bermuda Monetary Authority, declaring whether or not the Class 3B insurer has, with respect to the preceding financial year (i) complied with all requirements of the minimum criteria applicable to it; (ii) complied with the minimum margin of solvency as of its financial year end; (iii) complied with the applicable enhanced capital requirements as of its financial year end; (iv) complied with applicable conditions, directions and restrictions imposed on, or approvals granted to, the Class 3B insurer and (v) complied with the minimum liquidity ratio for general business as of its financial year end. The declaration of compliance is required to be signed by two directors of the Class 3B insurer, and if the Class 3B insurer has failed to comply with any of the requirements referenced in (i) through (v) above or observe any limitations, restrictions or conditions imposed upon the issuance of its license, if applicable, the Class 3B insurer will be required to provide the Bermuda Monetary Authority with particulars of such failure in writing. A Class 3B insurer shall be liable to civil penalty by way of a fine for failure to comply with a duty imposed on it in connection with the delivery of the declaration of compliance.

Annual Statutory Financial Return and Annual Capital and Solvency Return.    A Class 3B insurer is required to file with the Bermuda Monetary Authority a statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the Bermuda Monetary Authority).

The statutory financial return of a Class 3B insurer shall consist of (i) an insurer information sheet, (ii) an auditor’s report, (iii) the statutory financial statements and (iv) notes to the statutory financial statements.

The insurer information sheet shall state, among other matters, (i) whether the general purpose financial statements of the insurer for the relevant year have been audited and an unqualified opinion issued, (ii) the minimum margin of solvency applying to the insurer and whether such margin was met, (iii) whether or not the minimum liquidity ratio applying to the insurer for the relevant year was met and (iv) whether or not the insurer has complied with every condition attached to its certificate of registration. The insurer information sheet shall state if any of the questions identified in items (ii), (iii) or (iv) above is answered in the negative, whether or not the insurer has taken corrective action in any case and, where the insurer has taken such action, describe the action in an attached statement.

The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to make this certification.

Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

In addition, each year the insurer is required to file with the Bermuda Monetary Authority a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises the insurer’s Bermuda Solvency Capital Requirement (“BSCR”) model or an approved internal capital model in lieu thereof (more fully described below), together with such schedules as prescribed by the Insurance (Prudential Standards) (Class 3A Solvency Requirement) Rules 2011, as amended from time to time.

Neither the statutory financial return nor the capital and solvency return is available for public inspection.

Quarterly Financial Return.    A Class 3B insurer, not otherwise subject to group supervision, is required to prepare and file quarterly financial returns with the Bermuda Monetary Authority on or before the last day of the months of May, August and November of each year. The quarterly financial returns consist of (i) quarterly unaudited financial statements for each financial quarter (which must minimally include a balance sheet and income statement and must also be recent and not reflect a financial position that exceeds two months) and (ii) a list and details of material intra-group transactions that the insurer is a party to and the insurer’s risk concentrations that have materialized since the most recent quarterly or annual financial returns, details surrounding all intra-group reinsurance and retrocession arrangements and other intra-group risk transfer insurance business arrangements that have materialized since the most recent quarterly or annual financial returns and (iii) details of the ten largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures exceeding 10% of the insurer’s statutory capital and surplus.

Public Disclosures.    Pursuant to recent amendments to the Insurance Act, all commercial insurers and insurance groups are required to prepare and file with the Bermuda Monetary Authority, and also publish on their website, a financial condition report. The Bermuda Monetary Authority has discretion to approve modifications and exemptions to the public disclosure rules, on application by the insurer if, among other things, the Bermuda Monetary Authority is satisfied that the disclosure of certain information will result in a competitive disadvantage or compromise confidentiality obligations of the insurer.

Independent Approved Auditor.    A Class 3B insurer must appoint an independent auditor who will audit and report on the insurer’s GAAP financial statements and statutory financial statements, each of which are required to be filed annually with the Bermuda Monetary Authority. The auditor must be approved by the Bermuda Monetary Authority as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the Bermuda Monetary Authority may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor. IGI Bermuda’s Bermuda Monetary Authority-approved independent auditor is EY.

Non-insurance Business.    No Class 3B insurer may engage in non-insurance business unless that non-insurance business is ancillary to its core business. Non-insurance business means any business other than insurance business and includes carrying on investment business, managing an investment fund as operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities and carrying on the business of management, sales or leasing of real property.

Minimum Liquidity Ratio.    The Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 3B insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities as defined by the Insurance Act. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable, funds held by ceding reinsurers and any other assets which the Bermuda Monetary Authority, on application in any particular case made to it with reasons, accepts in that case.

There are certain categories of assets which, unless specifically permitted by the Bermuda Monetary Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans.

The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income taxes and letters of credit, guarantees and other instruments.

Minimum Solvency Margin and Enhanced Capital Requirements.    The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (“MSM”).

The MSM that must be maintained by a Class 3B insurer with respect to its general business is the greater of (i) $1,000,000, or (ii) 20% of the first $6,000,000 of net written premiums; if in excess of $6,000,000, the figure is $1,200,000 plus 15% of net written premiums in excess of $6,000,000 or (iii) 15% of the aggregate of net claims and claim expense provisions and other insurance reserves or (iv) 25% of the ECR (as defined below) as reported at the end of the relevant year.

Class 3B insurers are also required to maintain available statutory economic capital and surplus at a level equal to or in excess of its enhanced capital requirement (“ECR”) which is established by reference to either the BSCR model or an approved internal capital model.

The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for ten categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.

While not specifically referred to in the Insurance Act (or required thereunder), the Bermuda Monetary Authority has also established a target capital level (“TCL”) for each Class 3B insurer equal to 120% of its ECR. The TCL serves as an early warning tool for the Bermuda Monetary Authority and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.

Any Class 3B insurer which at any time fails to meet its MSM requirements must, upon becoming aware of such failure, immediately notify the Bermuda Monetary Authority and, within 14 days thereafter, file a written report with the Bermuda Monetary Authority containing particulars of the circumstances that gave rise to the failure and setting out its plan detailing specific actions to be taken and the expected timeframe in which the insurer intends to rectify the failure.

Any Class 3B insurer which at any time fails to meet its applicable enhanced capital requirement shall, upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the Bermuda Monetary Authority in writing and within 14 days of such notification file with the Bermuda Monetary

Authority a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the Bermuda Monetary Authority with (i) unaudited statutory economic balance sheets and unaudited interim statutory financial statements prepared in accordance with GAAP covering such period as the Bermuda Monetary Authority may require; (ii) the opinion of a loss reserve specialist in relation to the total general business insurance technical provisions as set out in the economic balance sheet, where applicable; (iii) a general business solvency certificate in respect of the financial statements; and (iv) a capital and solvency return reflecting an enhanced capital requirement prepared using post failure data where applicable.

Eligible Capital.    To enable the Bermuda Monetary Authority to better assess the quality of the insurer’s capital resources, a Class 3B insurer is required to disclose the makeup of its capital in accordance with the recently introduced ‘3-tiered eligible capital system’. Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital, and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 3B insurer’s MSM, ECR and TCL.

The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, and amendments thereto. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.

Where the Bermuda Monetary Authority has previously approved the use of certain instruments for capital purposes, the Bermuda Monetary Authority’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.

Code of Conduct.    The Insurance Code of Conduct (the “Code”) prescribes the duties, standards, procedures and sound business principles that must be complied with by all insurers registered under the Insurance Act. The Bermuda Monetary Authority will assess an insurer’s compliance with the Code in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Code will be taken into account by the Bermuda Monetary Authority in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act, may result in the Bermuda Monetary Authority exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.

Restrictions on Dividends and Distributions.    A Class 3B insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the Bermuda Monetary Authority.

In addition, a Class 3B insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the Bermuda Monetary Authority an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the Bermuda Monetary Authority.

Reduction of Capital.    No Class 3B insurer may reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the Bermuda Monetary Authority. Total statutory capital consists of the insurer’s paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the Bermuda Monetary Authority as statutory capital (such as letters of credit).

A Class 3B insurer seeking to reduce its statutory capital by 15% or more, as set out in its previous year’s financial statements, is also required to submit an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that the proposed reduction will not cause the insurer to fail its relevant margins and such other information as the Bermuda Monetary Authority may require. Where such an affidavit is filed, it shall be available for public inspection at the offices of the Bermuda Monetary Authority.

Policyholder Priority.    In the event of a liquidation or winding up of an insurer, policyholders’ liabilities receive prior payment ahead of general unsecured creditors. Subject to the prior payment of preferential debts under the Employment Act and the Companies Act, the insurance debts of an insurer must be paid in priority to all other unsecured debts of the insurer. Insurance debt is defined as a debt to which an insurer is or may become liable pursuant to an insurance contract, excluding debts owed to an insurer under an insurance contract where the insurer is the person insured. Insurance contract is defined as any contract of insurance, capital redemption contract or a contract that has been recorded as insurance business in the financial statements of the insurer pursuant to the Insurance Accounts 1980 or the Insurance Account Rules 2016, as applicable.

Fit and Proper Controllers.    The Bermuda Monetary Authority maintains supervision over the controllers of all registered insurers in Bermuda.

A controller includes (i) the managing director of the registered insurer or its parent company; (ii) the chief executive of the registered insurer or of its parent company; (iii) a shareholder controller; and (iv) any person in accordance with whose directions or instructions the directors of the registered insurer or of its parent company are accustomed to act.

The definition of a shareholder controller is set out in the Insurance Act but generally refers to (i) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer or its parent company, or (ii) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer or its parent company, or (iii) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders’ meeting.

A shareholder controller that owns 10% or more, but less than 20%, of the shares as described above is defined as a 10% shareholder controller; a shareholder controller that owns 20% or more, but less than 33%, of the shares as described above is defined as a 20% shareholder controller; a shareholder controller that owns 33% or more, but less than 50%, of the shares as described above is defined as a 33% shareholder controller; and a shareholder controller that owns 50% or more of the shares as described above is defined as a 50% shareholder controller.

Where the shares of the registered insurer, or the shares of its parent company, are traded on a recognized stock exchange, and a person becomes a 10%, 20%, 33% or 50% shareholder controller of the insurer, that person shall, within 45 days, notify the Bermuda Monetary Authority in writing that he has become such a controller. In addition, a person who is a shareholder controller of a Class 3B insurer whose shares or the shares of its parent company (if any) are traded on a recognized stock exchange must serve on the Bermuda Monetary Authority a notice in writing that he has reduced or disposed of his holding in the insurer where the proportion of voting rights in the insurer held by him will have reached or has fallen below 10%, 20%, 33% or 50% as the case may be, not later than 45 days after such disposal.

Where the shares of an insurer, or the shares of its parent company, are not traded on a recognized stock exchange (i.e. private companies), the Insurance Act prohibits a person from becoming a shareholder controller unless he has first served on the Bermuda Monetary Authority notice in writing stating that he intends to become such a controller and the Bermuda Monetary Authority has either, before the end of 45 days following the date of notification, provided notice to the proposed controller that it does not object to his becoming such a controller or the full 45 days has elapsed without the Bermuda Monetary Authority filing an objection. Where neither the shares of the insurer nor the shares of its parent company (if any) are traded on any stock exchange, the Insurance Act prohibits a person who is a shareholder controller of a Class 3B insurer from reducing or disposing of his holdings where the proportion of voting rights held by the shareholder controller in the insurer will reach or fall below 10%, 20%, 33% or 50%, as the case may be, unless that shareholder controller has served on the Bermuda Monetary Authority a notice in writing stating that he intends to reduce or dispose of such holding.

Any person who contravenes the Insurance Act by failing to give notice or knowingly becoming a controller of any description before the required 45 days has elapsed is guilty of an offence and liable to a fine of $25,000 on summary conviction.

The Bermuda Monetary Authority may file a notice of objection to any person who has become a controller of any description where it appears that such person is not, or is no longer, a fit and proper person to be a controller of the registered insurer. Before issuing a notice of objection, the Bermuda Monetary Authority is required to serve upon the person concerned a preliminary written notice stating the Bermuda Monetary Authority’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the Bermuda Monetary Authority which shall be taken into account by the Bermuda Monetary Authority in making its final determination. Any person who continues to be a controller of any description after having received a notice of objection shall be guilty of an offence and shall be liable on summary conviction to a fine of $25,000 (and a continuing fine of $500 per day for each day that the offence is continuing) or, if convicted on indictment, to a fine of $100,000 and/or two years in prison.

Notification by Registered Person of Change of Controllers and Officers.    All registered insurers are required to give written notice to the Bermuda Monetary Authority of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Notification of Material Changes.    All registered insurers are required to give notice to the Bermuda Monetary Authority of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer other than by way of reinsurance of all or substantially all of a line of business, (viii) expansion into a material new line of business, (ix) the sale of an insurer and (x) outsourcing of an officer role.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the Bermuda Monetary Authority that it intends to effect such material change and, before the end of 30 days, either the Bermuda Monetary Authority has notified such company in writing that it has no objection to such change or that the period has lapsed without the Bermuda Monetary Authority having issued a notice of objection.

Before issuing a notice of objection, the Bermuda Monetary Authority is required to serve upon the person concerned a preliminary written notice stating the Bermuda Monetary Authority’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the Bermuda Monetary Authority which shall be taken into account by the Bermuda Monetary Authority in making its final determination.

Group Supervision.    The Bermuda Monetary Authority may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor. An insurance group is defined as a group of companies that conducts insurance business. The Bermuda Monetary Authority may make such determination where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long term insurer or another class of insurer designated by order of the Bermuda Monetary Authority); or (ii) where the insurance group is not headed by a “specified insurer”, where it is headed by a parent company which is incorporated in Bermuda or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the Bermuda Monetary Authority is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

Where the Bermuda Monetary Authority determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”) and it shall give to the Designated Insurer and other applicable insurance regulatory authority written notice of its intention to act as group supervisor. Before the Bermuda Monetary Authority makes a final determination whether or not to act as group supervisor, it shall take into account any written representations made by the Designated Insurer submitted within such period as is specified in the notice.

The Bermuda Monetary Authority may exclude any company that is a member of an insurance group from group supervision on the application of the Designated Insurer, or on its own initiative, provided the Bermuda Monetary Authority is satisfied that (i) the company is situated in a country or territory where there are legal impediments to cooperation and exchange of information, (ii) the financial operations of the company have a negligible impact on insurance group operations or (iii) the inclusion of the company would be inappropriate with respect to the objectives of group supervision.

The Bermuda Monetary Authority may, on its own initiative or on the application of the relevant Designated Insurer, include within group supervision a company that is a member of the group that is not on the Register of Group Particulars (described below) if it is satisfied the financial operations of the company in question may have a material impact on the insurance group’s operations and its inclusion would be appropriate having regard to the objectives of group supervision.

Once the Bermuda Monetary Authority has been designated as group supervisor, the Designated Insurer must ensure that the insurance group of which it is a member appoints (i) an individual approved by the Bermuda Monetary Authority who is qualified as a group actuary to provide an opinion on the insurance group’s insurance technical provisions in accordance with the requirements of Schedule XIV “Group Statutory Economic Balance Sheet” of the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 and (ii) an auditor approved by the Bermuda Monetary Authority to audit the financial statements of the group.

Pursuant to its powers under the Insurance Act, the Bermuda Monetary Authority will maintain a register of particulars for every insurance group (the “Register of Group Particulars”) for which it acts as the group supervisor, detailing the names and addresses of (i) the Designated Insurer; (ii) each member company of the insurance group falling within the scope of group supervision; (iii) the principal representative of the insurance group in Bermuda; (iv) other competent authorities supervising other member companies of the insurance group; and (v) the insurance group auditors. The Designated Insurer must immediately notify the Bermuda Monetary Authority of any changes to the above details entered on the Register of Group Particulars.

As group supervisor, the Bermuda Monetary Authority will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of relevant or essential information for going concern and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out assessments of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above.

The Bermuda Monetary Authority may, for the purposes of group supervision, make rules applying to Designated Insurers which take into account any activities of the insurance group of which they are members or of other members of the insurance group. Such rules may make provision for: (i) the assessment of the financial situation of the insurance group; (ii) the solvency position of the insurance group (including the imposition of prudential standards in relation to enhanced capital requirements, capital and solvency returns, insurance reserves and eligible capital that must be complied with by the Designated Insurers); (iii) the system of governance and risk management of the insurance group; (iv) intra-group transactions and risk concentrations; and (v) supervisory reporting and disclosure in respect of the insurance group.

IGI is not currently subject to group supervision, but the Bermuda Monetary Authority may exercise its authority to act as IGI’s group supervisor in the future.

Supervision, Investigation, Intervention and Disclosure.    The Bermuda Monetary Authority may, by notice in writing served on a registered person or a designated insurer, require the registered person or designated insurer to provide such information and/or documentation as the Bermuda Monetary Authority may reasonably require with respect to matters that are likely to be material to the performance of its supervisory functions under the Insurance Act. In addition, it may require such person’s auditor, underwriter, accountant or any other person with relevant professional skill of such registered person or designated insurer to prepare a report on any aspect pertaining thereto. In the case of a report, the person so appointed shall immediately give the Bermuda Monetary Authority written notice of any fact or matter of which he becomes aware or which indicates to him that any condition attaching to his registration under the Insurance Act is not or has not or may not be or may not have been fulfilled and that such matters are likely to be material to the performance of its functions under the Insurance Act. If it appears to the Bermuda Monetary Authority to be desirable in the interests of the clients of a registered person or relevant insurance group, the Bermuda Monetary Authority may also exercise these powers in relation to subsidiaries, parent companies and other affiliates of the registered person or designated insurer.

If the Bermuda Monetary Authority deems it necessary to protect the interests of the policyholders or potential policyholders of an insurer or insurance group, it may appoint one or more competent persons to investigate and report on the nature, conduct or state of the insurer’s or the insurance group’s business, or any aspect thereof, or the ownership or control of the insurer or insurance group. If the person so appointed thinks it necessary for the purposes of the investigation, such person may also investigate the business of any person who is or has been at any relevant time, a member of the insurance group or of a partnership of which the person being investigated is a member. In this regard, it shall be the duty of every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to produce to the person appointed such documentation as the appointed person may reasonably require for purposes of the investigation, and to attend and answer questions relevant to the investigation and to otherwise provide such assistance as may be necessary in connection therewith.

Where the Bermuda Monetary Authority suspects that a person has failed to properly register under the Insurance Act or that a registered person or designated insurer has failed to comply with a requirement of the Insurance Act or that a person is not, or is no longer, a fit and proper person to perform functions in relation to a regulated activity, it may, by notice in writing, carry out an investigation into such person (or any other person connected thereto). In connection therewith, the Bermuda Monetary Authority may require every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to make a report and produce such documents in his care, custody and control and to attend before the Bermuda Monetary Authority to answer questions relevant to the Bermuda Monetary Authority’s investigation and to take such actions as the Bermuda Monetary Authority may direct. The Bermuda Monetary Authority may also enter any premises for the purposes of carrying out its investigation and may petition the court for a warrant if it believes a person has failed to comply with a notice served on him or there are reasonable grounds for suspecting the completeness of any information or documentation produced in response to such notice or that its directions will not be complied with or that any relevant documents would be removed, tampered with or destroyed.

If it appears to the Bermuda Monetary Authority that the business of the registered insurer is being conducted in a way that there is a significant risk of the insurer becoming insolvent or being unable to meet its obligations to policyholders, or that the insurer is in breach of the Insurance Act or any conditions imposed upon its registration, or the minimum criteria stipulated in the Insurance Act is not or has not been fulfilled in respect of a registered insurer, or that a person has become a controller without providing the Bermuda Monetary Authority with the appropriate notice or in contravention of a notice of objection, or the registered insurer is in breach of its ECR, or that a designated insurer is in breach of any provision of the Insurance Act or the regulations or rules applicable to it, the Bermuda Monetary Authority may issue such directions as it deems desirable for safeguarding the interests of policyholders or potential policyholders of the insurer or the insurance group. The Bermuda Monetary Authority may, among other things, direct an insurer, for itself and in its capacity as designated insurer of the insurance group of which it is a member, (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (7) to limit its premium income, (8) not to enter into specified transactions with any specified person or persons of a specified class, (9) to provide such written particulars relating to the financial circumstances of the insurer as the Bermuda Monetary Authority thinks fit, (10) (as an individual insurer only and not in its capacity as designated insurer) to obtain the opinion of a loss reserve specialist and submit it to the Bermuda Monetary Authority and/or (11) to remove a controller or officer.

The Bermuda Monetary Authority has the power to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda if it is satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities and that such cooperation is in the public interest. The grounds for disclosure by the Bermuda Monetary Authority to a foreign regulatory authority without consent of the insurer are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.

Cancellation of Insurer’s Registration.    An insurer’s registration may be cancelled by the Bermuda Monetary Authority at the request of the insurer or on certain grounds specified in the Insurance Act. Failure by the insurer to comply with its obligations under the Insurance Act or if, the Bermuda Monetary Authority believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be examples of such grounds.

Certain Other Bermuda Law Considerations.    All Bermuda “exempted companies” are exempt from certain Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, exempted companies may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda except that required for their business and held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Economic Development (the “Minister”) granted in his discretion by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for officers and employees of the Company, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or securities issued by Bermuda public authorities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of business carried on outside Bermuda or under license granted by the Minister. Generally it is not permitted without a special license granted by the Minister to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

All Bermuda companies must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

Bermuda Exchange Control Regulation.    The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 of Bermuda and related regulations, for all issuances and transfers of shares (which includes the Pubco common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include the Pubco common shares) are listed on an “Appointed Stock Exchange” (which would include NASDAQ). In granting the general permission the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Although IGI Bermuda is incorporated in Bermuda, IGI Bermuda is classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on IGI Bermuda’s ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to nonresidents of Bermuda who are holders of IGI shares.

UK and EU Regulatory Framework

General.    U.K. insurance companies are regulated by the Prudential Regulation Authority (the “PRA”) and the Financial Conduct Authority (the “FCA”). The PRA is responsible for the prudential regulation of banks, building societies, credit unions, insurers and major investment firms and the FCA is responsible, among other things, for the regulation of the conduct of business of financial services firms. A subsidiary of IGI, IGI Company (UK) Limited (“IGI UK”), is authorized by the PRA to effect and carry out (re)insurance contracts in the U.K. in all classes of general (non-life) business and is regulated by both the PRA and the FCA.

An insurance company with authorization to write insurance business in the U.K. may currently provide cross-border services in other member states of the European Economic Area (“EEA”) subject to having notified the appropriate EEA host state regulator via the PRA prior to commencement of the provision of services and the appropriate EEA host state regulator not having good reason to refuse consent. As an alternative, such an insurance company may establish a branch office within another EEA member state, subject to it also notifying the appropriate EEA host state regulator via the PRA. IGI UK is licensed to write insurance business under the “freedom of services” within all EEA member states and under the “freedom of establishment” rights in Ireland (freedom of services and freedom of establishment rights together, “Passporting Rights”) contained in the European Council’s Insurance Directives. As a general insurer, IGI UK is able to carry out insurance business on a cross-border services basis across the EEA.

Following the United Kingdom’s decision to withdraw from the E.U. (“Brexit”), IGI UK’s U.K. operations may lose their EEA financial services Passporting Rights, depending on the U.K.’s withdrawal agreement or any transitional arrangements. For more information on the uncertainty surrounding the implementation and effect of Brexit, refer to “Risk Factors — The exit of the United Kingdom from the European Union could have a material adverse effect on IGI’s business.”

Restrictions on Dividend Payments.    The company law of England and Wales prohibits English companies, including IGI UK, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times.

Solvency Requirements.    Under the E.U. directive covering capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”), an insurer has the option of seeking the approval of a full or partial internal model from its regulator or to use a standard formula to calculate its capital requirements.

Solvency II Regime Reports and Returns.    Under the Solvency II regime, IGI UK is required to disclose to the PRA quarterly and annually Quantitative Reporting Templates (“QRTs”) and, at least every three years, a narrative Regular Supervisory Report (“RSR”). The QRTs report quantitative information on a Solvency II and local GAAP basis including, among other things, the balance sheet and own funds, Solvency II capital position, invested assets, premiums, claims and technical provisions, reinsurance and group specific information. The RSR includes both qualitative and quantitative information and is more forward-looking. IGI UK must also complete a set of annual National Specific Templates (“NSTs”) which are only applicable to solo firms (i.e., specific companies as against groups). An annual Solvency and Financial Condition Report (“SFCR”), which must include a mixture of narrative information and a sub-set of the QRTs, must also be submitted and posted on IGI’s website. Similarly, IGI UK must submit an annual Own Risk and Solvency Assessment (“ORSA”) to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes.

Change of Control Prior Notifications.    The PRA and the FCA regulate the acquisition of “control” of any U.K. insurance company and Lloyd’s managing agent which are authorized under the Financial Services and Markets Act 2000 (“FSMA”). Any legal entity or individual that (together with any person with whom it or he is “acting in concert”) directly or indirectly acquires 10% or more of the shares in a U.K. authorized insurance company or Lloyd’s managing agent, or their parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or Lloyd’s managing agent or their parent company, would be considered to have acquired “control” for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company or their parent company by virtue of his shareholding or voting power in either. A purchaser of 10% or more of the ordinary shares of Pubco would therefore be considered to have acquired “control” of IGI UK. Under FSMA, any person proposing to acquire “control” over a U.K. authorized insurance company must give prior notification to the PRA and the FCA of his intention to do so. The PRA and the FCA would then have upwards of sixty working days to consider that person’s application to acquire “control.” Failure to make the relevant prior application could result in action being taken against IGI UK (as relevant) by the PRA and the FCA. Failure to make the relevant prior application would constitute a criminal offense. A person who is already deemed to have “control” will require prior approval of the PRA and the FCA if such person increases their level of “control” beyond certain percentages. These percentages are 20%, 30% and 50%. Similar requirements apply in relation to the acquisition of control of a U.K. authorized person which is an insurance intermediary except that the threshold triggering the requirement for prior approval is 20% of the shares or voting power in the insurance intermediary or its parent company. The approval of the Council of Lloyd’s is also required in relation to the change of control of a Lloyd’s managing agent or member. Broadly, Lloyd’s applies the same tests in relation to control as are set out in FSMA (see above) and in practice coordinates its approval process with that of the PRA.

Senior Managers and Certification Regime.    In December 2018, the FCA and PRA extended the application of the Senior Managers & Certification Regime, which previously applied to U.K.-regulated entities in the banking sector, to insurers, reinsurers, insurance intermediaries and other U.K.-regulated entities. The Senior Managers & Certification Regime (“SM&CR”) is an enhanced individual accountability framework which builds upon and replaces the existing regulatory framework of the Senior Insurance Managers Regime. The SM&CR seeks to ensure that senior persons who are effectively running insurance firms, or who have responsibility for other key functions at those firms, meet standards of fitness and propriety for acting with integrity, honesty and skill and that senior management be responsible for compliance with U.K. regulatory requirements.

Insurance Distribution Directive.    On October 1, 2018, the Insurance Distribution Directive (“IDD”) replaced the Insurance Mediation Directive (“IMD”). While IMD only applied to insurance intermediaries, IDD applies to all those who conduct insurance distribution to clients, such as insurers (i.e., IGI UK), insurance intermediaries, and firms such as banks or retailers who provide insurance alongside their primary business and whose clients range from individual consumers to large multinational organizations. The main provisions of IDD include remuneration disclosure, cross-selling limitations and professional training requirements.

Dubai International Financial Center (“DIFC”)

IGI is currently organized under the laws of the DIFC. The DIFC is a financial free zone with its own civil and commercial laws established in the Emirate of Dubai pursuant to Law No. (9) of 2004 issued by the Ruler of Dubai in the Emirate of Dubai. The DIFC operates within a unique legal and regulatory framework that is distinct from those applicable in other parts of Dubai or on the federal level of the United Arab Emirates (the “UAE”). Such framework was achieved through a synthesis of federal law and Dubai law, pursuant to (i) an amendment to Article (121) of the UAE Constitution which deals with the division of powers between Federal and Emirati authorities and allows enacting a financial free zone law, which in turn allows an Emirati Government to create a financial free zone within a particular Emirate; (ii) the enactment of the Federal Law No. (8) of 2004 which exempts financial free zones and financial activities from all UAE federal civil and commercial laws, thereby permitting the DIFC to have its own civil and commercial laws modelled closely on international standards and principles of common law (although UAE criminal law still applies); and (iii) the Cabinet Resolution No. (28) of 2007 on the Executive Regulations of the Federal Law No. (8) of 2004.

Companies operating in the DIFC are subject to the DIFC Companies Laws No. (5) of 2018, (4) of 2006, (2) of 2009 and (7) of 2018 in addition to the DIFC Companies Regulations. Financial activities in the DIFC are governed by the DIFC Regulatory Law No. (1) of 2004, which also governs the operation of the DFSA.

Dubai Financial Services Authority (“DFSA”)

The DFSA is a financially and administratively independent body that was established on September 13, 2004 by Law No. (9) of 2004 issued by the Ruler of Dubai. The DFSA acts as the independent financial regulator in the DIFC, supervising regulated companies and monitoring their compliance with applicable laws and regulations. The DFSA’s powers as a regulator are granted to it under the provisions of DIFC Regulatory Law No. (1) of 2004. As a result of such provisions, the DFSA is authorised to establish rules that enable it to respond swiftly to market developments and business needs.

The DFSA has authority and responsibility for implementing the core financial services related laws that are applicable in the DIFC, including the DIFC Regulatory Law No. (1) of 2004, the DIFC Collective Investment Law No. (2) of 2010, the DIFC Markets Law No. (1) of 2012, the DIFC Law Regulating Islamic Financial Business No. (13) of 2004, the Trust Law No. (11) of 2005 and the Investment Trust Law No. (5) of 2006. Furthermore, additional guidance is provided by the DFSA pursuant to “Rules” set out in the “DFSA Rulebook,” which comprises subsidiary legislation issued under the DIFC Regulatory Law by the board of directors of the DFSA for the purposes of supplementing any law administered by the DFSA. The DFSA Rulebook is made up of topic-area modules which specify their scope and the audience to whom they apply. The DFSA Rulebook contains additional commentary as guidance which is designed to assist DIFC participants in complying with their legal and related obligations. Certain other matters that are not Rules, such as application forms and returns, are contained in the DFSA Sourcebook modules, which also comprise topic-area modules. Other guidance provided by the DFSA can be found in (i) DFSA Sourcebook Modules which provide drafts for forms and applications required by the DFSA for authorisation, policies, process and approvals with a notice to any update to DFSA regulations; (ii) DFSA Consultation Papers which are public consultations in relation to any enactment or implementation for regulatory policies; and (iii) DFSA policy statements which indicate how the DFSA administers the DIFC Regulatory Law No. (1) of 2004, DFSA Rulebook or any other legislation for which the DFSA is responsible.

Legislation, rules and regulations governing companies incorporated in the DIFC and financial activities in the DIFC are available on the websites of the DIFC and the DFSA at www.difc.ae and www.dfsa.ae, respectively. IGI has not independently verified the information contained on these websites and cannot provide any assurance as to the accuracy or completeness of such information. The information contained on these websites does not form a part of, and is not incorporated by reference into, this proxy statement/prospectus.

Money Laundering and Financial Crime Regime in the UAE

IGI is registered in the DIFC and is subject to DFSA supervision for the purpose of anti-money laundering compliance in the DIFC. Under Article 70(3) of the Regulatory Law 2004 (the “Regulatory Law”), the DFSA has jurisdiction for the regulation of anti-money laundering in the DIFC. Further, the UAE criminal law applies in the DIFC and, therefore, companies registered in the DIFC must be aware of their obligations in respect of UAE criminal law as well as the Regulatory Law. Relevant UAE criminal laws include the Federal Law No. 4 of 2002 regarding the criminalization of money laundering, Federal Law No. 1 of 2004 regarding combating terrorism offenses and the Penal Code of the UAE.

Labuan, Malaysia

International General Insurance Company Limited — Labuan Branch (the “Labuan Branch”), a branch of IGI for purposes of engaging in business in Malaysia, is licensed by the Labuan Financial Services Authority as a “second-tier offshore reinsurer,” which means that local brokers may only offer reinsurance business to IGI after first offering it to first-tier reinsurers.

The Labuan Branch is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. The Labuan Branch obtained the approval of the Labuan Financial Services Authority to engage the Labuan Financial Services Authority’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in Labuan International Offshore Financial Center.

Jordan

A subsidiary of IGI, IGI Underwriting Company Limited (“IGI Underwriting”), which is based in Amman, Jordan, is subject to regulation of the Jordan Insurance Directorate. The Jordan Insurance Directorate was established in 2014 under the Ministry of Industry, Trade and Supply. The Jordan Insurance Directorate is now responsible for supervising and controlling the industry sector. IGI Underwriting is licensed in Jordan under Instruction No. (4) of 2010 “Instructions of Licensing and Regulating the Business& Responsibilities of the Coverholder.” As a licensed offshore entity, IGI Underwriting is required to update certain information with the Jordan Insurance Directorate annually, including information regarding the following:

•        the business conducted by IGI Underwriting during the year;

•        the names of insurance and reinsurance companies with which IGI Underwriting has concluded binding authorities and the date of termination of each authority;

•        a valid insurance policy possessed by IGI Underwriting; and

•        any other data, documents or information required by the Director General of the Jordan Insurance Directorate.

Morocco

International General Insurance Company Limited, which is based in Morocco and serves as IGI’s Africa hub, is regulated by the Casablanca Finance City.

Competition

The insurance and reinsurance industries are mature and highly competitive. Competition varies significantly on the basis of product and geography. Insurance and reinsurance companies compete on the basis of many factors, including premium charges, general reputation and perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments, reputation and experience in the particular risk to be underwritten, quality of service, the jurisdiction where the reinsurer or insurer is licensed or otherwise authorized, capacity and coverages offered and various other factors. Increased competition could result in fewer submissions for our products and services, lower rates charged, slower premium growth and less favorable policy terms and conditions, any of which could adversely impact our growth and profitability.

We compete with major U.S., U.K., Bermudian, European and other domestic and international insurers and reinsurers and underwriting syndicates from Lloyd’s, some of which have longer operating histories, more capital and/or more favorable ratings than we do, as well as greater marketing, management and business resources. We also compete with capital market participants that create alternative products, such as catastrophe bonds, that are intended to compete with traditional reinsurance products. In addition to asset managers and reinsurers who provide collateralized reinsurance and retrocessional coverage, the availability of these non-traditional products could reduce the demand for both traditional insurance and reinsurance products.

In recent years, various institutional investors have increasingly sought to participate in the property and casualty insurance and reinsurance industries. Well-capitalized new entrants to the property and casualty insurance and reinsurance industries, or existing competitors that receive substantial infusions of capital, provide increasing competition, which may adversely impact our business and profitability. Further, an expanded supply of reinsurance capital may lower costs for insurers that rely on reinsurance and, as a consequence, those insurers may be able to price their products more competitively.

Facilities

We lease the following properties as of December 31, 2018:

Property	Location	Description
5th Floor, Forum House, 15–18 Lime Street	London, UK	London office
Office 606, Level 6, Tower 1, Al Fattan Currency House	Dubai, UAE	Dubai office
29th Floor, Menara TA One Jalan P Ramlee	Kuala Lumpur, Malaysia	Malaysia office
32–42, Bd Abdelmoumen – Residence Walili 25 – 4th Floor P.O. Box 20000 Casablanca	Casablanca, Morocco	Morocco Office

In addition we owned the following real estate interests as of December 31, 2018:

Asset	Location	Ownership interest	Description
Golden Rock S.A.L	Beirut, Lebanon	32.7%	Commercial leasing investment
Silver Rock S.A.L	Beirut, Lebanon	32.7%	Commercial leasing investment
Star Rock S.A.L	Beirut, Lebanon	32.7%	Commercial leasing investment
Société Immobilière Nationale S.A.L.	Beirut, Lebanon	32.7%	Commercial leasing investment
Plot one, area number 4, Al Qalayed, Jordan	Um Al Basateen, Jordan	100%	Land purchased for investment purposes
Specialty Mall building(1)	Amman, Jordan	100%	Commercial leasing investment

____________

(1)      IGI’s headquarters is located in the Specialty Mall building.

Litigation

There are no governmental, legal or arbitration proceedings to which we are a party which are expected to have a material effect on our financial position or profitability (including any such proceedings which are pending or threatened or which IGI is aware of), except as stated below. However, in any given quarter, litigation could arise which might have an adverse effect on our results for such quarter. See “Risk Factors — Risks Related to the Business and Operations of IGI — IGI is involved in legal and other proceedings from time to time, and it may face damage to its reputation or legal liability as a result.”

In addition, it is not unusual for commercial insurers to engage in disputes with reinsurers regarding the contractual obligations of such reinsurers. Reinsurance is an important risk mitigation measure because it enables IGI to cede portions of its underwriting risk to others. Although reinsurance does not discharge IGI’s subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2018, the amount owed to IGI from its reinsurers for the paid claims was approximately $32.8 million. In some cases there can be disputes with reinsurers over their contractual obligations and their understanding of IGI’s maximum liability for the underlying insurance policy which is being reinsured. Insurers can seek to avoid reinsurance policies for a variety of reasons, including allegations that they did not appreciate IGI’s maximum liability. In some cases these disputes and disagreements can result in arbitration or even litigation, initiated in some cases by IGI and in some cases by our reinsurers. IGI is currently in arbitration or discussions with some resinsurers over their potential coverage and it is always possible that an arbitrator or judge could issue an adverse award or judgment. A failure by reinsurers to honor their obligations, supported in arbitration or court proceedings, could depending on the amount involved have a material adverse effect on IGI’s results of operations and business.

SELECTED FINANCIAL INFORMATION OF IGI

IGI’s consolidated selected balance sheet data as of December 31, 2018 and 2017 and consolidated selected income statement data for the years ended December 31, 2018, 2017 and 2016 are derived from IGI’s audited financial statements included elsewhere in this proxy statement/prospectus.

IGI’s consolidated selected balance sheet data as of June 30, 2019 and consolidated selected income statement data for the six months ended June 30, 2019 and 2018 are derived from IGI’s unaudited financial statements included elsewhere in this proxy statement/prospectus. This interim financial data includes all adjustments considered necessary in management’s view for a fair presentation of the data contained therein.

IGI’s financial statements have been prepared in U.S. dollars in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

The information in this section is only a summary and should be read in conjunction with IGI’s consolidated financial statements and related notes and “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the full year future performance of IGI.

Selected Financial Information — IGI

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions except for ratio and per share data
Selected Income Statement Data:
Gross written premiums	$232.3	$275.1	$301.6	$166.1	$186.3
Reinsurers’ share of insurance premiums	(82.7)	(114.3)	(98.2)	(54.6)	(49.0)
Net written premiums	149.6	160.8	203.4	111.5	137.3
Net change in unearned premiums	8.2	(14.0)	(20.1)	(20.0)	(33.8)
Net premiums earned	157.9	146.7	183.3	91.5	103.5
Net claims and claim adjustment expenses	(71.5)	(86.9)	(85.3)	(47.0)	(55.4)
Net policy acquisition expenses	(34.8)	(36.2)	(42.0)	(21.5)	(22.0)
Net underwriting results	51.6	23.6	56.1	23.0	26.1
Total investment income, net(1)	8.8	10.3	9.1	5.4	6.0
Net realized gains/(losses) on investments	2.7	3.1	1.3	(0.4)	0.4
Unrealized gains/(losses) on investments	0.8	0.1	(0.9)	(0.1)	1.0
General and administrative expenses	(31.3)	(30.9)	(35.4)	(15.8)	(18.5)
Other income/expenses(2)	(0.8)	(1.8)	(1.2)	(0.2)	(0.3)
(Loss) gain on foreign exchange	0.3	2.6	(3.4)	(2.5)	0.4
Profit before tax	$32.0	$7.0	$25.6	$9.4	$15.1
Income tax	0.9	0.0	(0.1)	—	(0.2)
Profit for the period	$32.9	$7.0	$25.5	$9.4	$14.9
Basic and diluted earnings per share attributable to equity holders	0.23	0.05	0.18	0.07	0.11
Net operating income(3)	29.4	1.3	28.6	12.4	13.0
Annualized return on average equity	11.5%	2.3%	8.5%	6.3%	9.8%
Annualized net operating return on average equity	10.3%	0.4%	9.5%	8.3%	8.6%
Cash dividends per share	$0.10	$0.08	$0.03	$0.00	$0.04
	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
Supplemental information:
Claims & claim expenses ratio(4)	45.3%	59.2%	46.5%	51.4%	53.5%
Policy acquisition expenses ratio(5)	22.0%	24.7%	22.9%	23.5%	21.3%
G&A expense ratio(6)	19.9%	21.1%	19.3%	17.3%	17.9%
Expense ratio(7)	41.9%	45.8%	42.2%	40.8%	39.2%
Combined ratio(8)	87.1%	105.0%	88.7%	92.1%	92.7%

	As of January 1, 2017	As of December 31,		As of June 30, 2019
		2017	2018
Selected Balance Sheet Data:
Cash and cash equivalents and term deposits(9)	$216.2	$210.3	$260.1	$279.5
Total investments(10)	$277.4	$279.3	$245.0	$265.2
Cash/investments	493.6	489.6	505.1	544.7
Total assets	811.0	892.7	903.1	952.7
Technical reserves, net
Net outstanding claims(11)	$192.1	$196.6	$196.8	$216.9
Net unearned premiums(12)	101.5	115.6	135.7	169.5
Total equity	301.2	301.4	301.2	308.6
Book value per share(13)	$2.10	$2.10	$2.21	$2.30

____________

(1)      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows (certain numbers in the table do not sum due to rounding):

	Year ended December, 31			Six months ended June 30,
	2016	2017	2018	2018	2019
Net investment income	$12.3	$12.6	$10.3	$4.8	$7.3
Plus Share of profit or loss from associates	(0.0)	1.0	(0.9)	0.1	0.1
Minus Net realized gains/(losses) on investments	2.7	3.1	1.3	(0.4)	0.4
Minus Unrealized gains/(losses) on investments	0.8	0.1	(0.9)	(0.1)	1.0
Total investment income, net	$8.8	$10.3	$9.1	$5.4	$6.0

(2)      Represents the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables, calculated as follows:

	Year ended December, 31			Six months ended June 30,
	2016	2017	2018	2018	2019
Other revenues	$0.0	$0.9	$0.9	$0.4	$0.9
Other expenses	—	(1.5)	(1.6)	(0.7)	(1.2)
Impairment loss on insurance receivables	(0.8)	(1.2)	(0.5)	—	—
Other income/expenses	$(0.8)	$(1.8)	$(1.2)	$(0.2)	$(0.3)

(3)      “Net operating income” is calculated as after-tax profit for the period after adjusting for non-recurring items, adding back net realized loss (gains) on investments, unrealized loss (gain) on revaluation of financial assets, fair value changes of held for trading investments, fair value gain on investment property, (loss) gain on foreign exchange and net impairment losses recognized in earnings. For a reconciliation of “net operating income,” a non-IFRS measure, and profit for the period, an IFRS measure, see “IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures — Net Operating Income.”

(4)      The claims and claim expenses ratio represents net claims and claim adjustment expenses as a percentage of net premiums earned.

(5)      The policy acquisition expenses ratio represents net policy acquisition expenses as a percentage of net premiums earned.

(6)      The general and administrative expense ratio represents general and administrative expenses as a percentage of net premiums earned.

(7)      The expense ratio is the sum of the policy acquisition expenses ratio and the general and administrative expenses ratio.

(8)      The combined ratio is the sum of the claims and claim expenses ratio and the expense ratio.

(9)      Includes cash and cash equivalents and term deposits.

(10)    Includes investments, investment properties and investments in associates, calculated as follows:

	As of January 1, 2017	As of December 31,		As of June 30, 2019
		2017	2018
Investments	$233.8	$234.4	$200.9	$220.6
Investment properties	30.3	30.6	30.7	31.1
Investments in associates	13.3	14.3	13.4	13.5
Total investments	$277.4	$279.3	$245.0	$265.2

(11)    Represents gross outstanding claims, net of reinsurance share of outstanding claims.

(12)    Represents gross unearned premiums, net of reinsurance share of unearned premiums.

(13)    Book value per share is calculated by dividing total equity by the number of shares outstanding.

IGI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This “IGI’s Management’s Discussion and Analysis” should be read in conjunction with the “Business of IGI” and “Selected Historical Financial Information” sections and the consolidated financial statements of IGI which are included elsewhere in this proxy statement/prospectus. The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. IGI’s actual results could differ materially from those that are discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly under “Risk Factors.”

Introduction

IGI is a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty, financial institutions, marine liability and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we have prudently grown our business with a focus on underwriting profitability and risk-adjusted shareholder returns as measured by total value creation over time. Since inception, our total value creation, defined as the growth in tangible book value per share plus accumulated shareholder dividends, has been 350% as of December 31, 2018.

Our primary objective is to underwrite specialty products that maximize return on equity subject to prudent risk constraints on the amount of capital we expose to any single event. We follow a careful and disciplined underwriting strategy with a focus on individually underwritten specialty risks through in-depth assessment of the underlying exposure. We use data analytics and modern technology to offer our clients flexible products and customized and granular pricing. We manage our risks through a variety of means, including contract terms, portfolio selection and underwriting and geographic diversification. Our underwriting strategy is supplemented by a comprehensive risk transfer program with reinsurance coverage from highly-rated reinsurers that we believe lowers our volatility of earnings and provides appropriate levels of protection in the event of a major loss event.

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: Specialty Long-tail, Specialty Short-tail and Reinsurance. Our specialty long-tail segment includes (1) our casualty business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business and (3) our marine liability line of business. Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals and aviation lines of business. Our Reinsurance segment includes our inward reinsurance treaty business.

In addition, we have a corporate function (“Corporate”) which includes the activities of our parent company and certain functions, including investment management. Corporate includes investment income on a managed basis and other non-segment expenses, predominantly general and administrative, stock compensation, finance and transaction expenses. Corporate also includes the activities of certain key executives such as the Chief Executive Officer and Chief Financial Officer. Our corporate expenses and investment results are presented separately within the corporate segment section.

The following table sets out IGI’s gross written premiums by segment and lines of business during the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Specialty Long-tail
Casualty	$20.7	$43.1	$73.7	$29.2	$47.2
Financial Institutions	11.4	14.3	16.1	5.3	10.5
Marine Liability	2.6	2.0	2.1	1.3	2.3
Specialty Short-tail
Energy	77.7	87.9	81.4	58.4	49.7
Property	40.6	53.7	43.8	27.6	30.0
Construction & Engineering	15.0	10.4	18.2	4.8	10.0
Political Violence	16.1	9.7	11.4	6.1	4.1
Ports & Terminals	17.5	17.3	19.1	8.7	13.1
Aviation	17.1	19.0	18.0	12.4	8.6
Reinsurance
Treaty Reinsurance	13.5	17.7	17.8	12.3	10.9
Total Gross Written Premiums	$232.3	$275.1	$301.6	$166.1	$186.3

The following table sets out IGI’s gross written premiums based on geographical concentration for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
UK	$22.3	$42.9	$76.7	$29.3	$50.4
Europe	23.1	32.2	34.5	17.5	18.8
Worldwide	23.1	26.3	35.0	24.0	28.2
Middle East	35.8	36.1	32.4	16.9	17.9
Africa	17.4	14.8	13.6	9.0	9.9
Asia	44.7	33.9	27.8	15.1	18.2
Central America	26.7	35.6	26.7	19.7	23.2
South America	22.1	33.4	26.4	19.4	9.5
North America	1.5	1.0	0.9	0.5	1.6
Caribbean Islands	9.3	10.5	15.1	12.0	5.6
Australasia	6.3	8.4	12.6	2.7	3.1
Total	$232.3	$275.1	$301.6	$166.1	$186.3

Recent Developments

During the three months ended September 30, 2019, IGI’s gross written premiums increased by 16% from $64 million in the three months ended September 30, 2018 to $74 million in the three months ended September 30, 2019. During this period, premium rates on renewal business increased by 10.6%.

Better market conditions, improved rates across various lines of business and IGI’s long-term sustainable and profitable growth have created growing opportunities to deploy capital profitably. Premium rates on renewal business increased approximately 10.6% across the IGI portfolio, with the most significant increases in the London marketplace in specialty and casualty lines including directors & officers, professional indemnity, financial institutions and aviation.

The third quarter of 2019 experienced several catastrophic events including Hurricane Dorian in the Bahamas and North America and Typhoon Faxai in Japan which caused devastation to communities in both the Atlantic and Pacific. IGI is reserving approximately $2.0 million on a gross and net basis for company-wide catastrophe claims in the third quarter. The investment portfolio of IGI has not been repositioned from the half year and retains its significant cash position as the yield environment worsened in the quarter.

Description of Certain Income Statement Line Items

The definition and method of calculation of certain line items from IGI’s consolidated income statement are provided below:

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. IGI generally estimates the pipeline premium based on management’s judgment and prior experience.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts. Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Net change in unearned premiums

Unearned premiums related to gross written premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Unearned reinsurance premiums related to reinsurers’ share of insurance premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risks-attaching contracts and over the term of the reinsurance contract for losses-occurring contracts.

Net claims and claim adjustment expenses

Claims, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, are charged to income as incurred. Claims comprise the estimated amounts payable, in respect of claims reported to IGI and those not reported at the consolidated statement of financial position date.

IGI generally estimates its claims based on appointed loss adjusters or leading underwriters’ recommendations. In addition, a provision based on management’s judgment and IGI’s prior experience is maintained for the cost of settling claims incurred but not reported at the consolidated statement of financial position date.

Net claims and claim adjustment expenses constitutes claims and claim adjustments expenses net of reinsurers’ share of claims.

Net policy acquisition expenses

Policy acquisition costs and commissions earned represent commissions paid and received in relation to the acquisition and renewal of insurance and retrocession contracts which are deferred and expensed over the same period over which the corresponding premiums are recognised in accordance with the earning pattern of the underlying contract.

Total investment income, net

Net investment income is principally comprised of income from interest, dividends, gains and losses from investments in properties, expected credit losses on investments and investment custodian fees and other investment expenses. For purposes of this discussion, “total investment income, net” reflects the sum of net investment income and share of profit or loss from associates, calculated net of (1) net realized gains/(losses) on investments and (2) net unrealized gains/(losses) on investments.

Net realized gains/(losses) on investments

Net realized gains and losses on investments is comprised of net gains and losses on sale of available for sale investments, realized gains and losses on the sale of bonds at fair value through other comprehensive income and realized gains and losses on the sale of equities at fair value through profit and loss account.

Unrealized gains/(losses) on investments

Unrealized gains/(losses) on investments includes unrealized losses on the revaluation of financial assets at fair value through profit and loss account and fair value changes of held for trading investments.

General and administrative expenses

General and administrative expenses is comprised of human resources expenses, business promotion, travel and entertainment expenses, statutory, advisory and rating expenses, information technology and software expenses, office operation expenses, depreciation and amortization, bank charges and board of directors’ expenses.

Other income/expenses

Other income/expenses includes the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables.

(Loss) gain on foreign exchange

(Loss) gain on foreign exchange represents gains and/or losses incurred as a result of foreign currency transactions.

Income tax

Income tax reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code and (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law. International General Insurance Co. Ltd. (IGI Bermuda) is a tax-exempt company. IGI Holdings and IGI Dubai are not subject to income tax according to the UAE tax law, and IGI Underwriting is a tax-exempt company in Jordan.

Non-IFRS Financial Measures

In presenting our results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, better explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Tangible book value per diluted common share plus accumulated dividends

In addition to presenting book value per common share determined in accordance with IFRS, we believe that the key financial indicator for evaluating our performance and measuring the overall growth in value generated for shareholders is “book value per diluted common share plus accumulated dividends,” a non-IFRS financial measure. The following table presents reconciliations of “book value per common share” to “book value per diluted common share plus accumulated dividends.”

	June 30, 2019
($) in millions	Equity Amount	Common Shares	Per Share Amount
Book value per share	$308.6	134,025,678	$2.30
Non-IFRS adjustments:
Intangible assets	$(3.3)		$(0.02)
Tangible book value per share	305.3		2.28
Accumulated dividends	100.2		0.72
Tangible book value per share plus accumulated dividends			$3.00
	December 31, 2018
($) in millions	Equity Amount	Common Shares	Per Share Amount
Book value per share	$301.2	136,375,678	$2.21
Non-IFRS adjustments:
Intangible assets	$(2.9)		$(0.02)
Tangible book value per share	298.2		2.19
Accumulated dividends	94.7		0.68
Tangible book value per share plus accumulated dividends			$2.87

Net operating income

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “net operating income,” a non-IFRS financial measure, provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes our underlying business performance.

Net operating income is calculated by the addition or subtraction of certain income statement line items from profit for the period, the most directly comparable IFRS financial measure, as illustrated in the table below:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Profit for the period	$32.9	$7.0	$25.5	$9.4	$14.9
Non-IFRS adjustments:
Net realized (gains) on investments	(2.7)	(3.1)	(1.3)	0.4	(0.4)
Net impairment losses recognized in earnings	0.3	0.1	0.0	—	—
Unrealized Loss (gain) on Revaluation of Financial Assets	—	—	0.9	0.1	(1.0)
Fair Value Changes of Held for Trading Investments	0.2	(0.1)	—	—	—
Fair Value Gain on Investment Property	(1.0)	—	—	—	—
(Loss) gain on foreign exchange	(0.3)	(2.6)	3.4	2.5	(0.4)
Net operating income	$29.5	$1.3	$28.6	$12.4	$13.0
Average shareholders’ equity(1)	287.6	301.3	301.3	297.9	304.9
Annualized return on average equity	11.5%	2.3%	8.5%	6.3%	9.8%
Annualized net operating return on average equity	10.3%	0.4%	9.5%	8.3%	8.6%

____________

(1)      Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the same date of the prior year, divided by 2.

“Net operating income,” a non-IFRS financial measure, measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table above. We exclude these items from our calculation of “net operating income” because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, the availability of investment market opportunities and other factors. We believe these amounts are largely independent of our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of net operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our profitability is impacted by earned premium growth, the adequacy of our pricing, loss frequency and severity. Over time our profitability is also influenced by underwriting discipline, which seeks to manage exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and ability to manage expense ratio, which we accomplish through management of acquisition costs and other underwriting expenses.

Return on average equity and net operating return on average equity, both a non-IFRS financial measure, represent the returns generated on common shareholders’ equity during the year. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

Results of Operations

The following section reviews IGI’s results of operations during the years ended December 31, 2016, 2017 and 2018 and during the six months ended June 30, 2018 and 2019. The discussion includes presentations of IGI’s results on a consolidated basis and also on a segment-by-segment basis.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Gross written premiums	$232.3	$275.1	$301.6	$166.1	$186.3
Reinsurers’ share of insurance premiums	(82.7)	(114.3)	(98.2)	(54.6)	(49.0)
Net written premiums	$149.6	$160.8	$203.4	$111.5	$137.3
Net change in unearned premiums	8.2	(14.0)	(20.1)	(20.0)	(33.8)
Net premiums earned	$157.9	$146.7	$183.3	$91.5	$103.5
Net claims and claim adjustment expenses	(71.5)	(86.9)	(85.3)	(47.0)	(55.4)
Net policy acquisition expenses	(34.8)	(36.2)	(42.0)	(21.5)	(22.0)
Net underwriting results	$51.6	$23.6	$56.1	$23.0	$26.1
Total investment income, net(1)	8.8	10.3	9.1	5.4	6.0
Net realized gains/(losses) on investments	2.7	3.1	1.3	(0.4)	0.4
Unrealized gains/(losses) on investments	0.8	0.1	(0.9)	(0.1)	1.0
General and administrative expenses	(31.3)	(30.9)	(35.4)	(15.8)	(18.5)
Other income/expenses	(0.8)	(1.8)	(1.2)	(0.2)	(0.3)
(Loss) gain on foreign exchange	0.3	2.6	(3.4)	(2.5)	0.4
Profit before tax	$32.0	$7.0	$25.6	$9.4	$15.1
Income tax	0.9	0.0	(0.1)	—	(0.2)
Profit for the period	$32.9	$7.0	$25.5	$9.4	$14.9

____________

(1)      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows:

	Year ended December, 31			Six months ended June 30,
	2016	2017	2018	2018	2019
Net investment income	$12.3	$12.6	$10.3	$4.8	$7.3
Plus Share of profit or loss from associates	(0.0)	1.0	(0.9)	0.1	0.1
Minus Net realized gains/(losses) on investments	2.7	3.1	1.3	(0.4)	0.4
Minus Unrealized gains/(losses) on investments	0.8	0.1	(0.9)	(0.1)	1.0
Total investment income, net	$8.8	$10.3	$9.1	$5.4	$6.0

Six months ended June 30, 2019 compared with six months ended June 30, 2018 (Consolidated)

	Six months ended June 30,
	2018	2019
	($) in millions
Gross written premiums	$166.1	$186.3
Reinsurers’ share of insurance premiums	(54.6)	(49.0)
Net written premiums	$111.5	$137.3
Net change in unearned premiums	(20.0)	(33.8)
Net premiums earned	$91.5	$103.5
Net claims and claim adjustment expenses	(47.0)	(55.4)
Net policy acquisition expenses	(21.5)	(22.0)
Net underwriting results	$23.0	$26.1
Total investment income, net(1)	5.4	6.0
Net realized gains/(losses) on investments	(0.4)	0.4
Unrealized gains/(losses) on investments	(0.1)	1.0
General and administrative expenses	(15.8)	(18.5)
Other income/expenses	(0.2)	(0.3)
(Loss) gain on foreign exchange	(2.5)	0.4
Profit before tax	$9.4	$15.1
Income tax	—	(0.2)
Profit for the period	$9.4	$14.9

____________

(1)      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows:

	Six months ended June 30,
	2018	2019
Net investment income	$4.8	$7.3
Plus Share of profit or loss from associates	0.1	0.1
Minus Net realized gains/(losses) on investments	(0.4)	0.4
Minus Unrealized gains/(losses) on investments	(0.1)	1.0
Total investment income, net	$5.4	$6.0

Gross written premiums

Gross written premiums increased 12.2% from $166.1 million during the six months ended June 30, 2018 to $186.3 million during the six months ended June 30, 2019. This was primarily due to growth of 67.2% (or $24.1 million) in the specialty long-tail segment. This increase was partially offset by a decrease of (i) 2.1% (or $2.5 million) in the specialty short-tail segment and (ii) 11.1% (or $1.4 million) from in reinsurance segment

The following table sets out the contribution of the lines of business to IGI’s gross written premiums written during the periods indicated:

	Six Months Ended June 30,
	2018	2019	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$29.2	$47.2	61.3%
Financial Institutions	5.3	10.5	99.0%
Marine Liability	1.3	2.3	72.4%
Specialty Short-tail
Energy	58.4	49.7	(14.9)%
Property	27.6	30.0	8.8%
Construction and Engineering	4.8	10.0	107.5%
Political Violence	6.1	4.1	(33.1)%
Ports and Terminals	8.7	13.1	50.9%
Aviation	12.4	8.6	(30.6)%
Reinsurance
Treaty Reinsurance	12.3	10.9	(11.1)%
Total Gross Written Premiums	$166.1	$186.3	12.2

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums decreased 10.2% from $54.6 million in the six months ended June 30, 2018 to $49.0 million in the six months ended June 30, 2019. This was primarily due to three significant changes in reinsurance:

(i)     There was a decline in the reinsurers’ quota share due to the retroactive cancellation of a reinsurance cover on one of the casualty facility accounts that was reversed and reflected in 2018 as income. The decline in the reinsurers’ quota share was due to the sudden and unexpected liquidation of the reinsurer. IGI terminated the reinsurance contract ab initio, with no financial impact on IGI, and funds previous lodged with the quota share reinsurer were refunded back to IGI. In August 2019, IGI again commenced purchasing a quota share treaty on the casualty facility account.

(ii)    There was a decline in the aviation line of business due to a change in the quota share cession to 0% in 2019 as opposed to 20% in 2018, causing a reduction of $2.6 million in quota share premium. The change in quota share cession to 0% was due to the poor results of the aviation quota share and because the reinsurers offered penal renewal terms. IGI elected to retain the business fully since the general aviation market had begun to witness a hardening rating environment.

(iii)   There was a decrease in political violence reinsurance due to a change in the quota share cession from 40% in 2018 to 25% in 2019. IGI elected to retain a larger portion of the political violence portfolio due to the healthy anticipated profits of the business. IGI also purchased a surplus line treaty in order to increase its capacity in this class of business.

The decrease in reinsurers’ share of insurance premiums was also due to a decline in facultative reinsurance and a decline in excess of loss cost.

Net change in unearned premiums

Net change in unearned premiums increased by 68.9% from $20.0 million in the six months ended June 30, 2018 to $33.8 million in the six months ended June 30, 2019. The increase was due to the growth in gross written premiums in the specialty long-tail segment, which are earned over longer periods of time than gross written premiums earned in the specialty short-tail and reinsurance segments, thus increasing the unearned premium for the same period.

Net premiums earned

As a result of the foregoing, net premiums earned increased 13.1% from $91.5 million in the six months ended June 30, 2018 to $103.5 million in the six months ended June 30, 2019. This was primarily due to an increase in gross earned premiums and a decrease in reinsurers’ share of insurance premiums.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 43.4% from $141.1 million in the six months ended June 30, 2018 to $79.9 million in the six months ended June 30, 2019, and reinsurers’ share of claims decreased 73.9% from $94.1 million in the six months ended June 30, 2018 to $24.6 million in the six months ended June 30, 2019. As a result, net claims and claim adjustment expenses increased 17.8% from $47.0 million in the six months ended June 30, 2018 to $55.4 million in the six months ended June 30, 2019. This was primarily due to an increase in retentions and consequentially lower claims recovery in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018.

IGI’s overall net claims and claim adjustment expenses ratio increased by 2.1 percentage points from 51.4% for the six months ended June 30, 2018 as compared to 53.5% for the six months ended June 30, 2019. This was primarily due to the incurrence of major losses in the construction and engineering and property lines of business.

Net policy acquisition expenses

Net policy acquisition expenses increased by 2.4% from $21.5 million in the six months ended June 30, 2018 to $22 million in the six months ended June 30, 2019. The policy acquisition expense ratio for the six months ended June 30, 2018 was 23.5% compared to 21.3% for the six months ended June 30, 2019. This decline in the policy acquisition expense ratio was led by the energy, property, aviation and financial lines of business.

The tables below outline incurred losses on catastrophe events in the six months ended June 30, 2019 and 2018.

	For the Six Months Ended 2019
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Petronas Explosion Fire	$3.6	$3.3
Various Flood Events	3.2	2.7
Hurricane Michael	1.5	0.8
Sydney And New South Wales Hailstorm	0.2	0.2
Storm Emma	0.2	0.1
Other	0.3	0.2
Provided during the year related to prior accident years	7.6	1.5
Total	$16.4	$8.7
	For the Six Months Ended 2018
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Papua New Guinea Earthquake	$1.1	$1.0
Hurricane Franklin	0.4	0.4
Cyclone Mekunu	0.3	0.3
Hurricane Katia	0.2	0.2
Hurricane Harvey	0.6	0.0
Other	1.9	1.4
Provided during the year related to prior accident years	14.2	1.6
Total	$18.8	$5.1

Net underwriting results

Due to the foregoing, net underwriting results increased from $23.0 million in the six months ended June 30, 2018 to $26.1 million in the six months ended June 30, 2019, an increase of $3.1 million or 13.6%.

Total investment income, net

Total investment income, net increased by 11.1% from $5.4 million in the six months ended June 30, 2018 to $6.0 million in the six months ended June 30, 2019. This was primarily due to the increase of 15% in interest income received on bank deposits and on fixed income bonds, which is mainly attributed to the allocation of deposits to Bank of Jordan within IGI’s overall deposit portfolio, yielding an effective interest rate of 4%. The increase was also due to a decrease in custodian and management fees.

Net realized gains/(losses) on investments

Net realized gains/(losses) on investments changed from a loss of $0.4 million in the six months ended June 30, 2018 to a gain of $0.5 million in the six months ended June 30, 2019. Net realized gain in the six months ended June 30, 2019 included a $0.8 million gain on the disposal of US equity securities, partially offset by a loss on maturity and call of fixed income bonds. The net loss in the six months ended June 30, 2018 reflects a loss on maturity and call of fixed income bonds.

General and administrative expenses

General and administrative expenses increased by 17.3% from $15.8 million in the six months ended June 30, 2018 to $18.5 million in the six months ended June 30, 2019. This was primarily due to an increase in human resource costs which IGI had been planning.

Other income/expenses

Other income/expenses increased by 32.1% from $0.2 million in the six months ended June 30, 2018 to $0.3 million in the six months ended June 30, 2019.

(Loss) gain on foreign exchange

(Loss) gain on foreign exchange increased from a loss of $2.5 million in the six months ended June 30, 2018 to a gain of $0.4 million in the six months ended June 30, 2019. This was primarily due to the fact that, on average, the ratio of the euro and the pound to the U.S. dollar as of June 30, 2019 stayed at the same levels they were at on December 31, 2018. Net gain on foreign exchange during the six months ended June 30, 2019 predominantly resulted from the revaluation of all of IGI’s non-dollar monetary assets to the U.S. dollar using prevailing closing foreign exchange rates as of June 30, 2019.

Profit for the period

As a result of the foregoing, profit for the period increased from $9.4 million in the six months ended June 30, 2018 to $14.9 million in the six months ended June 30, 2019. This was mainly due to (i) the period-over-period increase in net underwriting results of 13.6% and (ii) the gain from foreign exchange in the six months ended June 30, 2019 compared to the loss in the six months ended June 30, 2018.

Year ended December 31, 2017 compared to year ended December 31, 2018 (Consolidated)

	Year ended December 31,
	2017	2018
	($) in millions
Gross written premiums	$275.1	$301.6
Reinsurers’ share of insurance premiums	(114.3)	(98.2)
Net written premiums	$160.8	$203.4
Net change in unearned premiums	(14.0)	(20.1)
Net premiums earned	$146.7	$183.3
Net claims and claim adjustment expenses	(86.9)	(85.3)
Net policy acquisition expenses	(36.2)	(42.0)
Net underwriting results	$23.6	$56.1
Total investment income, net(1)	10.3	9.1
Net realized gains/(losses) on investments	3.1	1.3
Unrealized gains/(losses) on investments	0.1	(0.9)
General and administrative expenses	(30.9)	(35.4)
Other income/expenses	(1.8)	(1.2)
(Loss) gain on foreign exchange	2.6	(3.4)
Profit before tax	$7.0	$25.6
Income tax	0.0	(0.1)
Profit for the year	$7.0	$25.5

____________

(1)      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows:

	Year ended December 31,
	2017	2018
Net investment income	$12.6	$10.3
Plus Share of profit or loss from associates	1.0	(0.9)
Minus Net realized gains/(losses) on investments	3.1	1.3
Minus Unrealized gains/(losses) on investments	0.1	(0.9)
Total investment income, net	$10.3	$9.1

Gross written premiums

Gross written premiums increased 9.6% from $275.1 million in 2017 to $301.6 million in 2018. This was primarily due to growth of (i) 54.8% (or $32.6 million) in the specialty long-tail segment and (ii) 0.9% (or $0.2 million) in the reinsurance segment. This increase was partially offset by a decrease of 3.1% (or $6.2 million) in the specialty short-tail segment.

The following table sets out the contribution of the lines of business to IGI’s gross written premiums during the periods indicated:

	Year Ended December 31,
	2017	2018	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$43.1	$73.7	70.8%
Financial Institutions	14.3	16.1	13.1%
Marine Liability	2.0	2.1	6.6%
Specialty Short-tail
Energy	87.9	81.4	(7.5)%
Property	53.7	43.8	(18.5)%
Construction and Engineering	10.4	18.2	75.3%
Political Violence	9.7	11.4	17.2%
Ports and Terminals	17.3	19.1	10.5%
Aviation	19.0	18.0	(5.3)%
Reinsurance
Treaty Reinsurance	17.7	17.8	0.9%
Total Gross Written Premiums	$275.1	$301.6	9.6%

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums decreased 14.1% from $114.3 million in 2017 to $98.2 million in 2018. This decrease was primarily due to a decline in the reinsurers’ quota share that was led by the retroactive cancellation of quota share reinsurance cover on one of the sizeable facility accounts in the casualty line of business that was reversed in 2018 as income and a decline in the aviation line of business due to a change in the quota share cession in 2018.

Net change in unearned premiums

Net change in unearned premiums increased by 43.4% from $14 million in 2017 to $20.1 million in 2018. This was due to the increase in gross written premiums in the specialty long-tail segment lines of business, which are earned over longer periods than gross written premiums in the short-tail and reinsurance segments, thus increasing the unearned premiums for the same period.

Net premiums earned

As a result of the foregoing, net premiums earned increased 24.9% from $146.7 million in 2017 to $183.3 million in 2018. The increase was due to an increase in the overall gross written premiums for all segments and increased earned premiums, specifically from the specialty long-tail segment.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 16.3% from $252.2 million in 2017 to $211.0 million in 2018 and reinsurers’ share of claims decreased 23.9% from $165.2 million in 2017 to $125.8 million in 2018. As a result, net claims and claim adjustment expenses decreased 1.9% from $86.9 million in 2017 to $85.3 million in 2018. This was primarily due to less attritional and catastrophe losses in 2018 as compared to 2017 which had significant catastrophe losses in the specialty short-tail segment.

IGI’s overall claims and claim expenses ratio decreased by 13 percentage points to 46.5% for the year ended December 31, 2018 as compared to 59.2% in the year ended December 31, 2017.

The tables below outline incurred losses on catastrophe events in the years ended December 31, 2018 and 2017.

	For the Year Ended 2018
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Cyclone Mekunu	$21.0	$8.4
Typhoon Jebi Japan	1.3	1.3
Papua New Guinea Earthquake	1.3	1.2
Mexico Earthquake February 2018	1.2	1.1
Kuwait Rainstorm Floods	0.8	0.7
Other	8.8	4.4
Provided during the year related to prior accident years	7.3	2.8
Total	$41.5	$19.8
	For the Year Ended 2017
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Hurricane Maria	$36.3	$9.9
Cyclone Debbie	6.9	4.3
Hurricane Irma	24.9	4.0
Ruwais Refinery Explosion Fire	32.2	2.5
Krishnapatnam Storm	2.9	1.8
Other	64.6	0.4
Provided during the year related to prior accident years	6.3	0.8
Total	$174.1	$23.6

Net policy acquisition expenses

Net policy acquisition expenses increased by 15.8% from $36.2 million in 2017 to $42.0 million in 2018. The policy acquisition expense ratio for 2017 was 24.7% compared to 22.9% for 2018.

Net underwriting results

As a result of the foregoing, net underwriting results increased by 137.8% from $23.6 million in 2017 to $56.1 million in 2018. The increase was due to growth in net premiums earned and a reduction in net claims and claim adjustment expenses.

Total investment income, net

Total investment income, net decreased 12.0% from $10.3 million in 2017 to $9.1 million in 2018. This was primarily due to (i) a $2.3 million decrease in income from real estate and share of profit from associates (who are in the business of commercial building leasing) and (ii) a $0.4 million decrease in dividends. These reductions were offset by a $1.1 million increase in interest income and a $0.3 million decrease in custodian fees and other investment expenses.

Net realized gains/(losses) on investments

Net realized gains/(losses) on investments decreased by 59% from a gain of $3.1 million in 2017 to a gain of $1.3 million in 2018. The net realized gain in 2018 included a realized gain of $1.9 million on the disposal of equity securities, partially offset by a $0.7 million loss on maturity and call of fixed income bonds. The net realized gain in 2017 included a realized gain of $3.7 million on the disposal of equity securities, partially offset by a $0.6 million loss on maturity and call of fixed income bonds.

Unrealized gains/(losses) on investments

Unrealized gains/(losses) on investments decreased from a gain of $0.1 million in 2017 to a loss of $0.9 million in 2018. The decrease was due to the fact that IGI adopted IFRS 9 with effect from January 1, 2018. Accordingly, certain securities in IGI’s existing portfolio were earmarked as assets at fair value through profit and loss (FVTPL) and $0.9 million of marked to market devaluation was recorded as FVTPL investments during the year ending December 31, 2018.

General and administrative expenses

General and administrative expenses increased 14.4% from $30.9 million in 2017 to $35.4 million in 2018. This was primarily due to an increase in human resources expenses which IGI had planned for and increases in statutory, advisory and rating expenses from $1.8 million in 2017 to $3.0 million in 2018.

Other income/expenses

Other income/expenses decreased by 36.6% from $1.8 million in 2017 to $1.2 million in 2018.

(Loss) gain on foreign exchange

(Loss) gain on foreign exchange was a gain of $2.6 million in 2017 compared to a loss of $3.4 million in 2018. The change was primarily due to IGI’s major currencies (the pound and the euro) depreciating against the US dollar on average by 8-9% during 2018, while simultaneously euro and pound denominated business increased to 39% of total gross written premiums in the year ended December 31, 2018 compared to 23% in year ended December 31, 2017. This increase in foreign exchange exposure during 2018 coupled with the sharp depreciation in said currencies during 2018 compared to 2017 resulted in a net loss of $3.4 million during 2018.

Profit for the year

As a result of the foregoing, profit for the year increased from $7.0 million in 2017 to a profit of $25.5 million in 2018. This increase was mainly due to the increase in the net underwriting results of 137.8%.

Year ended December 31, 2016 compared to year ended December 31, 2017 (Consolidated)

	Year ended December 31,
	2016	2017
	($) in millions
Gross written premiums	$232.3	$275.1
Reinsurers’ share of insurance premiums	(82.7)	(114.3)
Net written premiums	$149.6	$160.8
Net change in unearned premiums	8.2	(14.0)
Net premiums earned	$157.9	$146.7
Net claims and claim adjustment expenses	(71.5)	(86.9)
Net policy acquisition expenses	(34.8)	(36.2)
Net underwriting results	$51.6	$23.6
Total investment income, net(1)	8.8	10.3
Net realized gains/(losses) on investments	2.7	3.1
Unrealized gains/(losses) on investments	0.8	0.1
General and administrative expenses	(31.3)	(30.9)
Other income/expenses	(0.8)	(1.8)
(Loss) gain on foreign exchange	0.3	2.6
Profit before tax	$32.0	$7.0
Income tax	0.9	0.0
Profit for the year	$32.9	$7.0

____________

(1)      Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments, calculated as follows:

	Year ended December, 31
	2016	2017
Net investment income	$12.3	$12.6
Plus Share of profit or loss from associates	(0.0)	1.0
Minus Net realized gains/(losses) on investments	2.7	3.1
Minus Unrealized gains/(losses) on investments	0.8	0.1
Total investment income, net	$8.8	$10.3

Gross written premiums

Gross written premiums increased 18.4% from $232.3 million in 2016 to $275.1 million in 2017. This was primarily due to growth of (i) 71.0% (or $24.7 million) in the specialty long-tail segment, (ii) 7.6% (or $14.0 million) in the specialty short-tail segment and (iii) 30.6% (or $4.1 million) in the reinsurance segment.

The following table sets out the contribution of the lines of business to IGI’s gross written premiums during the periods indicated:

	Year Ended December 31,
	2016	2017	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$20.7	$43.1	107.8%
Financial Institutions	11.4	14.3	25.7%
Marine Liability	2.6	2.0	(23.6)%
Specialty Short-tail
Energy	77.7	87.9	13.1%
Property	40.6	53.7	32.3%
Construction and Engineering	15.0	10.4	(30.8)%
Political Violence	16.1	9.7	(39.5)%
Ports and Terminals	17.5	17.3	(1.5)%
Aviation	17.1	19.0	11.2%
Reinsurance
Treaty Reinsurance	13.5	17.7	30.6%
Total Gross Written Premiums	$232.3	$275.1	18.4%

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums increased 38.3% from $82.7 million in 2016 to $114.3 million in 2017. The increase in reinsurers’ share of insurance premiums was due to facultative reinsurance in the specialty short-tail lines of business and reinstatement premiums on excess of loss treaties from 2016 as induced by excess of loss recoveries on losses.

Net change in unearned premiums

Net change in unearned premiums increased by 270.4% from a release of $8.2 million in 2016 to a charge of $14 million in 2017. This was primarily due to an increase in gross written premiums in 2017, which resulted in an increase in unearned premiums for the same period.

Net premiums earned

As a result of the foregoing, net premiums earned decreased 7.0% from $157.9 million in the year ended December 31, 2016 to $146.7 million in the year ended December 31, 2017. This was primarily due to an increase in the gross written premium in 2017 and, accordingly, an increase in the unearned premiums for the same period.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses increased by 95.3% from $129.1 million in 2016 to $252.2 million in 2017, and reinsurers’ share of claims increased 186.6% from $57.7 million in 2016 to $165.2 million in 2017. Net claims and claim adjustment expenses increased 21.7% from $71.5 million in 2016 to $86.9 million in 2017. The primary reason for this increase in 2017 losses was the occurrence of major catastrophic events in 2017, particularly Hurricane Irma, Hurricane Maria in the Caribbean and earthquakes in Mexico. These catastrophic events negatively impacted the results of global reinsurers having exposure in the applicable region. IGI was able to mitigate the severity of these losses due to its effective reinsurance protection as reflected in the aforementioned reinsurance recovery on losses.

IGI’s overall net loss ratio increased by 14.0 percentage points to 59.2% for the year ended December 31, 2017 as compared to 45.3% during the year ended December 31, 2016.

Net policy acquisition expenses

Net policy acquisition expenses increased by 4.2% from $34.8 million in 2016 to $36.2 million in 2017. The policy acquisition expense ratio for 2016 was 22.0% compared to 24.7% for 2017.

Net underwriting results

As a result of the foregoing, net underwriting results decreased approximately 54.4% from $51.6 million in 2016 to $23.6 million in 2017, primarily due to the reduction in net premium earned coupled with an increase in net claims and claim adjustment expenses.

Total investment income, net

Total investment income, net increased by 17.0% from $8.8 million in 2016 to $10.3 million in 2017. This was primarily due to the $0.6 million increase in interest income on both bank deposits and our fixed income bond portfolio of $0.6 million from $8.0 million in 2016 to $8.6 million in 2017.

Net realized gains/(losses) on investments

Net realized gains/(losses) on investments increased by 16.4% from $2.7 million in 2016 to $3.1 million in 2017. The net gain during 2017 included a realized gain of $3.7 million on the disposal of equity securities, partially offset by a $0.6 million loss on maturity and call of fixed income bonds. The net gain during 2016 included a realized gain of $2.9 million on the disposal of equity securities, partially offset by a $0.2 million loss on maturity and call of fixed income bonds.

Unrealized gains/(losses) on investments

Unrealized gains/(losses) on investments decreased by 84.9% from a gain of $0.8 million in 2016 to a gain of $0.1 million in 2017.

General and administrative expenses

General and administrative expenses decreased slightly from $31.3 million in 2016 to $30.9 million in 2017. This was primarily due to a reduction in all major categories of expenses including business promotion, travel and entertainment expenses, information technology and software expenses and statutory, advisory and rating expenses, offset by an increase in human resource costs as planned for.

Other income/expenses

Other income/expenses increased by 131.6% from $0.8 million in 2016 to $1.8 million in 2017. This was primarily due to the net loss from an IGI-owned aircraft which commenced operations in 2017 and resulted in net expenses of $0.6 million in 2017.

(Loss) gain on foreign exchange

(Loss) gain on foreign exchange increased from a gain of $0.3 million in 2016 to a gain of $2.6 million in 2017. This was primarily due to foreign exchange revaluations of monetary assets denominated in non-dollar currencies on account of a positive swing in currencies. In particular, the pound increased compared to the U.S. dollar on average by 10% in 2017 compared to 2016.

Profit for the year

As a result of the foregoing, profit for the year decreased from profit of $32.9 million in 2016 to profit of $7.0 million in 2017, primarily due to four catastrophic events during 2017 negatively influencing IGI’s profit.

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Gross written premiums	$34.7	$59.4	$92.0	$35.8	$59.9
Reinsurers’ share of insurance premiums	(4.4)	(9.9)	0.0	4.2	(3.7)
Net written premiums	$30.3	$49.5	$92.0	$40.0	$56.2
Net change in unearned premiums	0.6	(11.1)	(22.1)	(5.7)	(11.1)
Net premiums earned	$30.9	$38.3	$69.9	$34.3	$45.1
Net claims and claims adjustment expenses	(19.3)	(14.3)	(37.3)	(22.5)	(26.5)
Policy acquisition expenses	(8.6)	(10.7)	(16.2)	(8.0)	(9.8)
Net underwriting results	$2.9	$13.3	$16.5	$3.7	$8.7

Claims & claim expense ratio	62.6%	37.4%	53.4%	65.7%	58.8%
Policy acquisition expenses ratio	27.9%	27.9%	23.1%	23.4%	21.8%

Gross written premiums

Gross written premiums in the specialty long-tail segment increased 67.2% from $35.8 million in the six months ended June 30, 2018 to $59.9 million in the six months ended June 30, 2019. This increase was primarily due to positive rate movement in the casualty line of business by 24% particularly in the professional indemnity product line. The ‘legal expense’ product line under the casualty line of business also experienced a substantial increase in the six months ended June 30, 2019 compared to the prior year period. The financial institution line of business also saw positive rate movement of 14% compared to the period ending June 30, 2018. In addition, new business of $1.0 million within the marine liability line of business contributed to the total increase in gross written premiums.

Gross written premiums in the specialty long-tail segment increased 54.8% from $59.4 million in 2017 to $92.0 million in 2018. This increase was primarily due to positive rate movement compared to the prior year, particularly driven by the casualty and financial institutions lines of business which amounted to 11.6% and 17.7%, respectively. New business also contributed to the increase in the gross written premium, specifically within the casualty (particularly the professional indemnity cover) and financial institutions lines of business, which was mainly evident in the Australasia region.

Gross written premiums in the specialty long-tail segment increased 71.0% from $34.7 million in 2016 to $59.4 million in 2017. This increase was primarily due to new business opportunities in 2017 compared to the previous year. The casualty line of business also benefited from the introduction of a new business, directors and officers’ insurance, which also contributed to the increase in gross written premiums. The increase in the financial institutions line of business increase was mainly due to the introduction of new investment management institutions insurance cover, which generated approximately $1.5 million, mainly in the Australasia region.

The breakdown of gross written premiums in the specialty long-tail segment by line of business is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Long-tail
Casualty	$20.7	$43.1	$73.7	$29.2	$47.2
Financial Institutions	11.4	14.3	16.1	5.3	10.5
Marine Liability	2.6	2.0	2.2	1.3	2.3
Total Gross Written Premiums	$34.7	$59.4	$92.0	$35.8	$59.9

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums in the specialty long-tail segment changed from a net income of $4.2 million in the six months ended June 30, 2018 to an expense of $3.7 million in the six months ended June 30, 2019. The reinsurers’ share of insurance premiums in the six months ended June 30, 2018 represent the retroactive cancellation of a quota share cover in the casualty line of business that was reversed and reflected in 2018 as income. Moreover, in the six months ended June 30, 2019, reinsurers’ share of insurance premiums increased primarily due to the purchase of facultative reinsurance to cover the growth in the financial institutions line of business.

Reinsurers’ share of insurance premiums in the specialty long-tail segment changed from an expense of $9.9 million in 2017 to income of $0.04 million in 2018. This was primarily due to retroactive cancellation of a quota share cover in the casualty line of business that was reversed and reflected in 2018 as income. However, this was offset by the introduction of a new 50% quota share cover on legal expenses (after the event cover only). Further, in 2018, IGI took additional facultative reinsurance for certain new businesses within the financial institutions line of business.

Reinsurers’ share of insurance premiums in the specialty long-tail segment increased 123.5% from $4.4 million in 2016 to $9.9 million in 2017. This was primarily due to the purchase of an additional 50% quota share cover on certain portfolios in the casualty line of business. This increase was slightly offset by a decrease in rates on the financial institutions line of business excess of loss reinsurance coverage due to market conditions.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment increased by 94.8% from $5.7 million in the six months ended June 30, 2018 to $11.1 million in the six months ended June 30, 2019. This was primarily due to the increase in unearned premiums in the six months ended June 30, 2019 compared to the prior year period which was in line with the increase in gross written premiums.

Net change in unearned premiums in the specialty long-tail segment increased by 98.6% from $11.1 million in 2017 to $22.1 million in 2018. This was primarily due to the increase in unearned premiums during 2018 compared to the prior year which was in line with the increase in gross written premiums.

Net change in unearned premiums in the specialty long-tail segment changed from income of $0.6 million in 2016 to an expense of $11.1 million in 2017, mainly due to the casualty line of business. In 2017, the gross written premiums in the casualty line of business increased by 108 % compared to the prior year, resulting in an incremental unearned premiums charge. In contrast, the financial institution lines of business was $1.7 million lower in 2016 compared to the prior year, resulting in a net release of unearned premiums.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty long-tail segment increased 31.4% from $34.3 million in the six months ended June 30, 2018 to $45.1 million in the six months ended June 30, 2019.

As a result of the foregoing, net premiums earned in the specialty long-tail segment increased 82.3% from $38.3 million in 2017 to $69.9 million in 2018.

As a result of the foregoing, net premiums earned in the specialty long-tail segment increased 24.2% from $30.9 million in 2016 to $38.3 million in 2017.

Net claims and claim adjustment expenses

Net claims and claims adjustment expenses in the specialty long-tail segment increased by 17.5% from $22.5 million in the six months ended June 30, 2018 to $26.5 million in the six months ended June 30, 2019. This was primarily due to higher incurred losses coupled with an increase in retentions in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 in the directors and officers and professional indemnity product lines of the casualty line of business.

Net claims and claims adjustment expenses in the specialty long-tail segment increased by 160.1% from $14.3 million in 2017 to $37.3 million in 2018. This was primarily due to higher incurred losses, and a more appropriate approach in setting IBNR reserves across the long-tail Segment, and an increase in retentions in 2018 as compared to 2017 under the directors and officers and professional indemnity product lines of the casualty line of business. During

2018, when the claims and claims expense ratio increased to 63.8%, the casualty line of business experienced adverse claims movement as a result of one claim from the 2014 accident year and a combination of one large and other smaller claims from the 2017 accident year. During this period, IGI introduced a new portfolio of primary professional indemnity business which is a little shorter tailed and has a higher loss ratio than the remainder of IGI’s professional indemnity business. In addition, there was a significant increase in net incurred claims in the casualty line of business from $4.3 million during 2017 to $19.4 million during 2018. The growth in net retained premiums from $43 million in 2017 to $73.6 million in 2018 in the casualty line, which necessitated building an appropriate IBNR provision for the growing professional indemnity product line, also contributed to the higher claims and claims expense ratio in 2018 compared to previous years.

Net claims and claims adjustment expenses in the specialty long-tail segment decreased by 25.8% from $19.3 million in 2016 to $14.3 million in 2017. This was primarily due to the release of IBNR (incurred but not reported) loss reserves in 2017 as opposed to the charge in 2016 owing to a favorable change in the ultimate loss estimates in the financial institutions line of business on a comparative basis.

Claims and claims expense ratios for the specialty long-tail segment by line of business were as follows:

	For the year ended December 31,			For the six months ended June 30,
	2016	2017	2018	2018	2019
Specialty Long-tail
Casualty	57.6%	55.4%	63.8%	61.3%	56.5%
Financial Institutions	70.7%	4.7%	9.2%	68.7%	74.9%
Marine Liability	69.0%	0.7%	94.8%	241.0%	(2.2)%
Total	62.6%	37.4%	53.4%	65.7%	58.8%

The claims and claims expense ratios in the casualty line of business were 57.6% in 2016, 55.4% in 2017, 63.8% in 2018, 61.3% in the six months ended June 30, 2018 and 56.5% in the six months ended June 30, 2019. During 2018, when the ratio increase to 63.8%, the casualty line of business experienced adverse claims movement as a result of one claim from the 2014 accident year and a combination of one large and other smaller claims from the 2017 accident year. During this period, IGI introduced a new portfolio of primary professional indemnity business which is a little shorter tailed and has a higher loss ratio than the remainder of IGI’s professional indemnity business. In addition, there was a significant increase in net incurred claims in the casualty line of business from $4.3 million during 2017 to $19.4 million during 2018. The growth in net retained premiums from $43 million in 2017 to $73.6 million in 2018 in the casualty line, which necessitated building an appropriate IBNR provision for the growing professional indemnity product line, also contributed to the higher claims and claims expense ratio in 2018 compared to previous years.

The claims and claims expense ratios in the financial institutions line of business were 70.7% in 2016, 4.7% in 2017, 9.2% in 2018, 68.7% in the six months ended June 30, 2018 and 74.9% in the six months ended June 30, 2019. The reported claims and claims expense ratio was relatively high for the year ended December 31, 2016 and relatively low for the year ended December 31, 2017 and December 31, 2018, respectively. The market and IGI experienced higher frequency and severity of claims in the financial institutions business during accident years 2014 and 2015. Many of these claims were related to theft by bank employees in the Middle East and former Soviet states. As a result, in 2015, IGI modified its reserving approach to the financial institutions business in line with its understanding of broader changes in the market. This change in approach led to an increase in prior year case-reserves and contributed to a higher reported claims and claims expense ratio for the year ended December 31, 2016. During 2017, IGI determined that the steps taken to address the poor claims experience in accident years 2014 and 2015 had been effective and further adjusted its reserving approach. The change in calendar year 2017 resulted in reduced case-reserves for accident years 2014 and 2015 and a lower claims and claims expense ratio for the year ended December 31, 2017. During 2019, a review of the reinsurance recoveries anticipated for IGI’s financial institutions line of business led to a further adjustment to our approach resulting in a strengthening of 2018 accident year case reserves.

The claims and claims expense ratios in the marine liability line of business were 69.0% in 2016, 0.7% in 2017, 94.8% in 2018, 241.0% for the six months ended June 30, 2018 and (2.2)% for the six months ended June 30, 2019. The volume of business written in the marine liability line of business is small and the variations in the results correspond to a small number of claims arising (or not arising) during each period and the degree of successful challenge and/or subrogation of these claims.

Policy acquisition expenses

Policy acquisition expenses in the specialty long-tail segment increased by 22.7% from $8.0 million in the six months ended June 30, 2018 to $9.8 million in the six months ended June 30, 2019. The policy acquisition expense ratio for the six months ended June 30, 2019 was 21.8% compared to 23.4% for the six months ended June 30, 2018.

Policy acquisition expenses in the specialty long-tail segment increased by 51.1% from $10.7 million in 2017 to $16.2 million in 2018. The policy acquisition expense ratio for 2017 was 27.9% compared to 23.1% for 2018.

Policy acquisition expenses in the specialty long-tail segment increased by 24% from $8.6 million in 2016 to $10.7 million in 2017. The policy acquisition expense ratio for 2017 was 27.9% compared to 27.9% for 2016.

Results of Operations — Specialty Short-tail

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Gross written premiums	$184.1	$198.0	$191.8	$118.0	$115.5
Reinsurers’ share of insurance premiums	(78.2)	(104.4)	(98.2)	(58.8)	(45.3)
Net written premiums	$105.8	$93.6	$93.6	$59.2	$70.2
Change in unearned premiums	7.2	(2.3)	2.0	(11.1)	(20.1)
Net premiums earned	$113.1	$91.3	$95.6	$48.1	$50.1
Net claims and claim adjustment expenses	(47.2)	(60.5)	(36.6)	(22.3)	(24.4)
Policy acquisition expenses	(24.3)	(22.9)	(22.8)	(11.9)	(10.8)
Net underwriting results	$41.5	$7.9	$36.3	$13.9	$14.9

Claims & claim expense ratio	41.8%	66.2%	38.2%	46.3%	48.7%
Policy acquisition expenses ratio	21.5%	25.1%	23.8%	24.7%	21.6%

Gross written premiums

Gross written premiums in the specialty short-tail segment decreased 2.1% from $118.0 million in the six months ended June 30, 2018 to $115.5 million in the six months ended June 30, 2019. The slight change in gross written premiums was principally due to the following:

•        Gross written premiums in the energy line of business decreased 14.9% from $58.4 million in the six months ended June 30, 2018 to $49.7 million in the six months ended June 30, 2019. This decrease was principally due to the loss of a major account in Venezuela which could not be renewed due to fresh sanctions imposed on the country.

•        Gross written premiums in the construction and engineering line of business increased 107.7% from $4.8 million in the six months ended June 30, 2018 to $10.0 million in the six months ended June 30, 2019. This was mainly due to the introduction of a new business class called ‘inherent defect insurance’, which added an additional $3.4 million to the overall construction and engineering line of business.

•        Gross written premiums in the political violence line of business decreased 33.1% from $6.1 million in the six months ended June 30, 2018 to $4.1 million in the six months ended June 30, 2019. This was primarily due to negative rate movement of 2.0% compared to the prior year and a decline in new business.

•        Gross written premiums in the ports and terminals line of business increased 50.9% from $8.7 million in the six months ended June 30, 2018 to $13.1 million in the six months ended June 30, 2019. This was mainly due to an increase in new business and positive rate movement of 7.4% on a comparative basis.

•        Gross written premiums in the general aviation line of business decreased 30.6% from $12.4 million in the six months ended June 30, 2018 to $8.6 million in the six months ended June 30, 2019. This was primarily due to brokers seeking unacceptable rate reductions which resulted in IGI reassessing its aviation portfolio in light of its overall projected business mix and growth strategy.

Gross written premiums in the specialty short-tail segment decreased by 3.1% from $198.0 million in 2017 to $191.8 million in 2018. This slight decrease was principally due to:

•        Gross written premiums in the energy line of business decreased 7.5% from $87.9 million in 2017 to $81.4 million in 2018. The decrease was primarily due to brokers seeking unacceptable rate reductions in several energy accounts and IGI declining to renew these accounts at the time of renewal.

•        Gross written premiums in the property line of business decreased 18.4% from $53.7 million in 2017 to $43.8 million in 2018. The decrease was primarily due to (i) the non-renewal of accounts, (ii) unacceptable rate reductions, (iii) IGI security on lost or non-renewed accounts and (iv) certain accounts written for over 12 months which were not due for renewal as of December 31, 2018.

•        Gross written premiums in the construction and engineering line of business increased 75.3% from $10.4 million in 2017 to $18.2 million in 2018. The increase in gross written premiums was mainly caused by the introduction of a new business, inherent defect insurance, which added $10.2 million to the overall growth in this line of business compared to the prior year.

Gross written premiums in the specialty short-tail segment increased by 7.6% from $184.1 million in 2016 to $198 million in 2017. This increase was principally due to the following:

•        Gross written premiums in the energy line of business increased 13.1% from $77.7 million in 2016 to $87.9 million in 2017 with most of the increase recorded during the first three quarters of 2017.

•        Gross written premiums in the property line of business increased 32.3% from $40.6 million in 2016 to $51.3 million in 2017. The increase was principally due to an increase in the rate of renewals from 30% to 40% and an increase in the pricing of accounts affected by the catastrophes in Mexico from 200% to 400%. These factors were offset by a hardening of property insurance pricing.

•        Gross written premiums in the construction and engineering line of business decreased 30.8% from $15.0 million in 2016 to $10.4 million in 2017. The decrease in this line of business was principally due to the non-availability of quality business in the engineering sector in accordance with IGI-approved risk guidelines in the Middle East, Asia and Far East.

•        Gross written premiums in the political violence line of business decreased 39.5% from $16.1 million in 2016 to $9.7 million in 2017. The decrease was principally due to unacceptable rate reductions and IGI security on lost/non-renewed accounts in Central and South America, Africa and the Middle East.

The breakdown of gross written premiums in the specialty short-tail segment by line of business is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Short-tail
Energy	$77.7	$87.9	$81.4	$58.4	$49.7
Property	40.6	53.7	43.8	27.6	30.0
Construction & Engineering	15.0	10.4	18.2	4.8	10.0
Political Violence	16.1	9.7	11.4	6.1	4.1
Ports & Terminals	17.5	17.3	19.1	8.7	13.1
Aviation	17.1	19.0	18.0	12.4	8.6
Total Gross Written Premiums	$184.1	$198.0	$191.8	$118.0	$115.5

Reinsurers’ share of insurance premiums

Reinsurance premiums ceded in the specialty short-tail segment decreased 22.9% from $58.8 million in the six months ended June 30, 2018 to $45.3 million in the six months ended June 30, 2019. This was primarily due to (i) a decrease in quota share reinsurance premiums as result of the lower quota share cession in the aviation and the political violence lines of business on a comparative basis and (ii) a decrease in ‘reinstatement premium cost’.

Reinsurance premiums ceded in the specialty short-tail segment decreased 5.9% from $104.4 million in 2017 to $98.2 million in 2018. This was primarily due to a decrease in quota share reinsurance premiums as result of lower quota share cession in the aviation and political violence lines of business compared to the prior year.

Reinsurance premiums ceded in the specialty short-tail segment increased 33.5% from $78.2 million in 2016 to $104.4 million in 2017. This increase in reinsurance was due to (i) higher facultative premiums ceded in the energy and property lines of business and (ii) an increase in reinstatement premium costs evident from higher excess of loss recoveries made compared to the prior year.

Net change in unearned premiums

Net change in unearned premiums in the specialty short-tail segment increased by 81.1% from $11.1 million in the six months ended June 30, 2018 to $20.1 million in the six months ended June 30, 2019. This was primarily due to major growth in gross written premiums in the construction and engineering line of business, which earns premiums over longer periods of insurance coverage as compared to other lines of business in the specialty short-tail segment.

Net change in unearned premiums in the specialty short-tail segment changed from a charge of $2.3 million in 2017 to a net release of $2 million in 2018. This was primarily due to the overall decline in gross written premiums in the specialty short-tail segment in 2018 compared to the prior year, resulting in a release in unearned premiums during 2018.

Net change in unearned premiums in the specialty short-tail segment changed from a release of $7.2 million in 2016 to a net charge of $2.3 million in 2017. This was primarily due to overall growth in gross written premiums in the specialty short-tail segment in 2017 compared to the prior year, resulting in a net charge in unearned premiums during 2017.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 4.2% from $48.1 million in the six months ended June 30, 2018 to $50.1 million in the six months ended June 30, 2019.

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 4.7% from $91.3 million in 2017 to $95.6 million in 2018.

As a result of the foregoing, net premiums earned in the specialty short-tail segment decreased 19.2% from $113.1 million in 2016 to $91.3 million in 2017.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 9.4% from $22.3 million in the six months ended June 30, 2018 to $24.4 million in the six months ended June 30, 2019. This was primarily due to a strengthening of IBNR (incurred but not reported) loss reserves in the six months ended June 30, 2019 owing to an unfavorable change in ultimate loss estimates of the specialty short-tail segment on a comparative basis.

Net claims and claim adjustment expenses in the specialty short-tail segment decreased by 39.5% from $60.5 million in 2017 to $36.6 million in 2018. This was primarily due to less attritional and catastrophe losses in 2018 as compared to 2017 which suffered net losses from major catastrophes (indicated below) in the fourth quarter of the year.

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 28.1% from $47.2 million in 2016 to $60.5 million in 2017. The primary reason for this increase in 2017 losses was the occurrence of major catastrophic events in 2017, particularly Hurricane Maria, Cyclone Debbie and Hurricane IRMA. These catastrophic events negatively impacted the results of global reinsurers having exposure in the applicable region. IGI was able to mitigate the severity of these losses due to its effective reinsurance protection.

IGI’s overall net claims and claims expense ratio increased by 24.4 percentage points to 66.2% for the year ended December 31, 2017 as compared to 41.8% during the year ended December 31, 2016.

Claims and claims expense ratios for the specialty short-tail segment by line of business were as follows:

	For the year ended December 31,			For the six months ended
	2016	2017	2018	2018	2019
Specialty Short-tail
Energy	26.6%	33.7%	18.0%	24.3%	7.2%
Property	12.4%	74.5%	64.4%	32.0%	78.3%
Construction and Engineering	44.4%	51.3%	137.5%	-404.1%	119.3%
Political Violence	68.4%	34.1%	31.0%	4.6%	67.5%
Ports and Terminals	179.4%	127.6%	-13.7%	-37.2%	45.7%
General Aviation	44.5%	143.5%	101.3%	132.5%	62.4%
Total	41.8%	66.2%	38.2%	46.3%	48.7%

In the specialty short-tail segment, overall the changes in the claims and claims expense ratios were driven mainly by specific events and/or large claims rather than reserve strengthening or weakening.

The claims and claims expense ratios in the energy line of business were 26.6% in 2016, 33.7% in 2017, 18.0% in 2018, 24.3% in the six months ended June 30, 2018 and 7.2% in the six months ended June 30, 2019. The energy line of business had a favorable experience in 2018, with the ratio decreasing to 18.0%, with only $0.9 million of movement in actual net incurred claims related to 2017 and prior accident years.

The claims and claims expense ratios in the property line of business were 12.4% in 2016, 74.5% in 2017, 64.4% in 2018, 32.0% in the six months ended June 30, 2018 and 98.3% in the six months ended June 30, 2019. Losses in the property line of business, which increased in 2017 and 2018, were mainly driven by the 2017 catastrophe events coupled with a major risk loss in 2018.

The claims and claims expense ratios in the construction and engineering line of business were 44.4% in 2016, 51.3% in 2017, 137.5% in 2018, -404.1% in the six months ended June 30, 2018 and 119.3% in the six months ended June 30, 2019. The construction and engineering line of business experienced a high frequency of small attritional claims in 2018, resulting in a higher loss ratio for 2018.

The claims and claims expense ratios in the political violence line of business were 68.4% in 2016, 34.1% in 2017, 31.0% in 2018, 4.6% in the six months ended June 30, 2018 and 67.5% in the six months ended June 30, 2019. The higher ratio in 2016 was driven by major events mainly in one territory. As a result of an escalation of events in that territory and problems in accessing affected sites to quantify losses, IGI has not renewed exposure there. This is reflected in lower ratios in 2017 and 2018.

The claims and claims expense ratios in the ports and terminals line of business were 179.4% in 2016, 127.6% in 2017, -13.7% in 2018, -37.2% in the six months ended June 30, 2018 and 45.7% in the six months ended June 30, 2019. The higher ratios in 2016 and 2017 were mainly driven by one event and the deterioration resulting from the unusual scale of this widely reported event. Subsequent coverage has been modified and has resulted in favorable experience in 2018 and 2019.

The claims and claims expense ratios in the general aviation line of business were 44.5% in 2016, 143.5% in 2017, 101.3% in 2018, 132.5% in the six months ended June 30, 2018 and 62.4% in the six months ended June 30, 2019. The general aviation line of business experienced a high frequency of losses in 2017. This was identified and addressed in 2018, resulting in an improved experience and significant price rate increases.

Policy acquisition expenses

Policy acquisition expenses in the specialty short-tail segment decreased by 8.9% from $11.9 million in the six months ended June 30, 2018 to $10.8 million in the six months ended June 30, 2019. The policy acquisition expense ratio for the six months ended June 30, 2019 was 21.6% compared to 24.7% for the six months ended June 30, 2018.

Policy acquisition expenses in the specialty short-tail segment decreased by 0.7% from $22.9 million in 2017 to $22.8 million in 2018. The policy acquisition expense ratio for 2017 was 25.1% compared to 23.8% for 2018.

Policy acquisition expenses in the specialty short-tail segment decreased by 5.8% from $24.3 million in 2016 to $22.9 million in 2017. The policy acquisition expense ratio for 2016 was 21.5% compared to 25.1% for 2017.

Results of Operations — Reinsurance segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Gross written premiums	$13.5	$17.7	$17.8	$12.3	$10.9
Reinsurers’ share of insurance premiums	(0.0)	—	—	—	—
Net written premiums	$13.5	$17.7	$17.8	$12.3	$10.9
Change in unearned premiums	0.4	(0.6)	(0.0)	(3.2)	(2.6)
Net premiums earned	$13.9	$17.1	$17.8	$9.1	$8.3
Net claims and claim adjustment expenses	(4.9)	(12.1)	(11.4)	(2.2)	(4.5)
Policy acquisition expenses	(1.8)	(2.6)	(3.1)	(1.6)	(1.3)
Net underwriting results	$7.2	$2.4	$3.3	$5.3	$2.4

Claims & claim expense Ratio	35.2%	70.9%	64.2%	24.0%	54.4%
Policy acquisition expenses ratio	13.0%	15.3%	17.1%	17.6%	16.2%

Gross written premiums

Gross written premiums in the reinsurance segment decreased 11.1% from $12.3 million in the six months ended June 30, 2018 to $10.9 million in the six months ended June 30, 2019. This decrease was primarily driven by reductions in participation and the non-renewal of various excess of loss and proportional programs due to unfavorable market conditions.

Gross written premiums in the reinsurance segment increased 1.0% from $17.7 million in 2017 to $17.8 million in 2018.

Gross written premiums in the reinsurance segment increased 30.6% from $13.5 million in 2016 to $17.7 million in 2017. This increase was due to IGI sharing in new proportional and excess of loss reinsurance programs available in the market along with renewals continued at the same level from the prior year

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment decreased by 18.9% from $3.2 million in the six months ended June 30, 2018 to $2.6 million in the six months ended June 30, 2019. The decrease was due to the reinsurance portfolio for 2019 being more weighted to the first 6 months of the year compared to the prior year, resulting in higher earned premium with a corresponding lower unearned premium charge.

Net change in unearned premiums in the reinsurance segment decreased by 95.4% from $0.6 million in 2017 to $0.02 million in 2018. The gross written premium in 2017 was relatively similar to that in 2018, resulting in roughly less unearned premium in 2018 compared to 2017.

Net change in unearned premiums in the reinsurance segment changed from a release of $0.4 million in 2016 to a charge of $0.6 million in 2017. This was primarily due to growth in gross written premiums in the reinsurance segment compared to the prior year.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment decreased 8.4% from $9.1 million in the six months ended June 30, 2018 to $8.3 million in the six months ended June 30, 2019.

As a result of the foregoing, net premiums earned in the reinsurance segment increased 4.2% from $17.1 million in 2017 to $17.8 million in 2018.

As a result of the foregoing, net premiums earned in the Reinsurance segment increased 22.6% from $13.9 million in 2016 to $17.1 million in 2017.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the reinsurance segment increased 107.7% from $2.2 million in the six months ended June 30, 2018 to $4.5 million in the six months ended June 30, 2019. This was primarily due to higher losses incurred in the current period coupled with unfavorable development of prior period claims events in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018.

Net claims and claim adjustment expenses in the reinsurance segment decreased 5.6% from $12.1 million in 2017 to $11.4 million in 2018. Net claims and claim adjustment expenses decreased primarily due to fewer attritional and catastrophe losses in 2018 as compared to 2017 which suffered significant catastrophe losses.

Net claims and claim adjustment expenses in the reinsurance segment increased 147.0% from $4.9 million in 2016 to $12.1 million in 2017. The primary reason for this substantial increase in 2017 losses was the occurrence of major catastrophic events in 2017, particularly Hurricane Irma, Hurricane Maria in the Caribbean and earthquakes in Mexico, which impacted our inward reinsurance line as well.

Claims and claims expense ratios for the reinsurance segment for the six months ended June 30, 2019 and June 30, 2018 were as follows:

IGI’s net claims and claims expense ratio for the reinsurance segment increased by 30 percentage points to 54.4% for the six months ended June 30, 2019 as compared to 24.0% for the six months ended June 30, 2018.

Claims and claims expense ratios for the reinsurance segment for the three years ended December 31, 2016, 2017 and 2018 were as follows:

•        IGI’s net claims and claims expense ratio for the reinsurance segment decreased by 7 percentage points to 64.2% for 2018 as compared to 70.9% for 2017.

•        IGI’s net claims and claims expense ratio for the reinsurance segment increased by 36 percentage points to 70.9% for 2017 as compared to 35.2% for 2016 for the reasons stated above.

Policy acquisition expenses

Policy acquisition expenses in the reinsurance segment decreased by 15.5% from $1.6 million in the six months ended June 30, 2018 to $1.3 million in the six months ended June 30, 2019. The policy acquisition expense ratio for the six months ended June 30, 2019 was 17.6% compared to 16.2% for the six months ended June 30, 2018.

Policy acquisition expenses in the reinsurance segment increased by 16.6% from $2.6 million in 2017 to $3.1 million in 2018. The policy acquisition expense ratio for 2017 was 15.3% compared to 17.1% for 2018.

Policy acquisition expenses in the reinsurance segment increased by 45% from $1.8 million in 2016 to $2.6 million in 2017. The policy acquisition expense ratio for 2016 was 13% compared to 15.3% for 2017.

Liquidity and Capital Resources

Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.

We have not historically incurred debt. As of December 31, 2018, we had $7.3 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements, a decrease from $9.0 million as of December 31, 2017. In addition, as of December 31, 2018 we had outstanding a $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its office premises. We also committed to contribute $1.25 million to the University of California, San Francisco Foundation, to support cancer research projects over a five-year period; as of December 31, 2018, IGI has paid $1 million of this commitment and owed the remaining $0.25 million.

We have historically paid regular dividends to our shareholders. In both March 2017 and August 2017, we declared a dividend of $0.04 per share, and in August 2018 IGI declared a dividend of $0.03 per share.

Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority (BMA) and by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom. In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, period-to-period movements in net reserves, our reinsurance program and regulatory loadings.

Capital position

IGI is a holding company with no direct source of operating income. It is therefore dependent on its capital raising abilities and dividend payments from its subsidiaries. The ability of its subsidiaries to distribute cash to IGI to pay dividends is limited by regulatory capital requirements.

IGI’s operations generate cash flow as a result of the receipt of premiums in advance of the time when claim payments are required. Net cash from operating activities, together with other available sources of liquidity, historically has enabled IGI to meet its long-term liquidity requirements. IGI expects that net cash from operating activities will enable IGI to meet its long-term liquidity requirements for at least the next 12 months.

IGI targets a solvency ratio of more than 120% of the management entity capital requirement to ensure capital strength, enable opportunistic growth and support a strong and stable dividend. Any increased capital requirements from growth are expected to be funded from retained earnings. In the event of any shortfall in capital, IGI can leverage unencumbered assets, change its business mix or increase reinsurance usage to address the shortfall.

Cash Flows

There are three main sources of cash flows for IGI: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
	($) in millions
Net cash flows (used in) from Operating activities after tax	$(14.3)	$13.0	$104.1	$26.4	$(34.6)
Net cash flows used in investing activities	(12.1)	(1.6)	(1.2)	(0.6)	(0.7)
Net cash flows used in financing activities	(14.3)	(11.5)	(19.1)	(15.1)	(10.7)
Change in cash and cash equivalent	(40.7)	(0.1)	83.8	10.7	(46.0)
Effect of foreign currency rate changes on cash and cash equivalents	(1.4)	1.9	(3.2)	(1.6)	(0.4)
Net change in cash and cash equivalents	$(42.1)	$1.8	$80.6	$9.1	$(46.4)

Net cash used in from operating activities

Net cash flows from operating activities changed from net cash inflow of $26.4 million in the six months ended June 30, 2018 compared to net cash outflow of $34.6 million in the six months ended June 30, 2019. This movement was primarily due to cash used in operations to meet IGI’s operating requirements. IGI paid net claims of $35.3 million in the six months ending June 30, 2019 and deployed $88.8 million in investments net of sale proceeds including term deposits.

Net cash flows from operating activities increased 700% from $ 13.0 million in the twelve months ended December 31, 2017 to $104.1 million in the twelve months ended December 31, 2018. This was primarily due to the higher cash inflow from operations mainly arising from growth in premium income which net claims pay out had a minimal increase compared to the previous year. In addition, cash inflows of $58 million were generated in 2018 from the disposal and maturity of investments including term deposits net of investment purchases.

Net cash flows from operating activities changed from cash outflow of $14.3 million in the twelve months ended December 31, 2016 compared to cash inflow of $13.0 million in the twelve months ended December 31, 2017. This was primarily due to the generation of $60 million of cash inflow from disposal and maturity of investments including term deposits net of investment purchases. This increase was offset by higher net claims pay out in 2017 compared to 2016.

Net cash used in investing activities

Net cash flow used in investing activities increased from $0.6 million in the six months ended June 30, 2019 to $0.7 million in the six months ended June 30, 2018.

Net cash flow used in investing activities was $1.6 million in twelve months ended December 31, 2017, declining by $0.4 million to $1.2 million in the twelve months ended December 31, 2018.

Net cash flows used in investing activities was $ 12.1 million in twelve months ended December 31, 2016, declining by $10.5 million to $1.6 million in the twelve months ended December 31, 2017. This decline was due to IGI’s purchase of an aircraft during 2016.

Net cash used in financing activities

Net cash flows used in financing activities declined by 29% from $15.1 million in the six months ended June 30, 2018 to $10.7 million in the six months ended June 30, 2019. Cash outflow from financing activities in the six months ended June 30, 2018 reflected the purchase of 7 million treasury shares during the period, whereas cash outflow from financing activities in the six months ended June 30, 2019 reflected the purchase of 2.3 million treasury shares and the payment of the final 2018 dividend during the six months ended June 30, 2019.

Net cash flows used in financing activities increased by 66% from $11.5 million in the twelve months ended December 31, 2017 to $ 19.1 million in the twelve months ended December 31, 2018. Cash outflow from financing activities in 2018 represented the purchase of 7 million treasury shares and the payment of the 2018 interim dividend during 2018 whereas cash outflow from financing activities in 2017 reflected the payment of the final 2016 dividend and the 2017 interim dividend during 2017.

Net cash flows used in financing activities declined by 19% from $14.3 million in the twelve months ended December 31, 2016 to $11.5 million in the twelve months ended December 31, 2017. Cash outflows in both years reflected the payment of interim and final dividends during the respective years.

Ratings

In September 2019, we were upgraded by A.M. Best Company (“A.M. Best”), a leading rating agency for the insurance industry, from “A-” (Excellent) to “A” (Excellent). The upgrade reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders. It is not an evaluation directed towards the protection of investors.

On a historical basis, in 2005 we were assigned a “BBB” rating by S&P. In 2008 we were assigned a “BBB+” rating by S&P and “A-” rating by A.M. Best. In 2014 S&P raised our rating from “BBB+” (stable) to “BBB+” (positive), and in 2015 S&P further raised our rating to “A-” (stable outlook). In 2017, A.M. Best raised our rating to “A-” (Positive), and in September 2019 A.M. Best further raised our rating to “A (Excellent)” (stable outlook). In August 2019 S&P also confirmed our “A-” (stable outlook) rating.

Capital requirements

IGI is subject to regulatory and internal management capital requirements.

BMA requirements

IGI Bermuda is regulated by the BMA and as such is subject to the BMA’s capital requirements. For purposes of IGI Bermuda’s capital requirements, the BMA considers the combination of risk bearing entities that consolidate into IGI Bermuda in addition to treating other companies in the IGI group as “investments in affiliates” and so assesses the capital and solvency of the group as a whole. IGI Bermuda holds sufficient capital adequacy and solvency margins as mandated by the statutory capital requirements of the BMA.

IGI Bermuda holds a class 3B insurance and reinsurance license which is given to large commercial insurers with net written premiums written exceeding $50 million. IGI Bermuda generated net written premiums of $148.7 million, $168.8 million and $202.2 million in 2016, 2017 and 2018, respectively.

The Insurance Act provides that the statutory assets of a general business insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum margin of solvency (the “MSM”) which varies with the type of registration of the insurer under the Insurance Act.

For Class 3B licensed entities the MSM is the greater of:

•        $1 million;

•        for insurers with net premium income (the “NPI”) of up to $6 million, 20% of NPI, and for insurers with NPI of greater than $6 million, the aggregate of $1.2 million plus 15% of the amount by which NPI exceeds $6 million;

•        15% of the aggregate of net claims and claim expense provisions and other general business insurance reserves; or

•        25% of the ECR (as defined below) as reported at the end of the relevant year.

As such, the MSM required of IGI was $24.0 million, $26.9 million and $25.7 million in each of 2016, 2017 and 2018, respectively.

The BMA also requires Class 3B insurers to maintain an additional amount of capital equal to, or exceeding, the enhanced capital requirement (“ECR”). The ECR is equal to the higher of each insurer’s MSM or the Bermuda Solvency Capital Requirement (“the BSCR”). The BSCR is calculated based on models provided by the BMA. The ECR required of IGI Bermuda was $97.6 million, $107.7 million and $102.7 million in each of 2016, 2017 and 2018, respectively.

The BMA also established a target capital level (“TCL”) above the ECR which insurers are expected to hold at least in total equivalent to 120% of the ECR (“the Target Capital”). The TCL required of IGI Bermuda was $117.2 million, $129.3 million and $123.3 million in each of 2016, 2017 and 2018, respectively.

IGI Bermuda’s audited statutory financials submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements by 302%, 251% and 287% in 2016, 2017 and 2018, respectively:

	December 31,
($) in millions	2016	2017	2018
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	$24.0	$26.9	$25.7
Enhanced Capital Requirement (ECR)	97.6	107.7	102.7
Target Capital Level (TCL)	117.2	129.3	123.3

IGI Bermuda’s statutory capital and surplus	$295.3	$270.8	$295.0
Bermuda Solvency Capital Requirement Ratio	302%	251%	287%

PRA requirements

IGI UK is subject to regulation by the UK Financial Conduct Authority (the “FCA”) and the UK Prudential Regulatory Authority (the “PRA”). The Solvency Capital Requirement (“SCR”) for IGI UK is governed by the Solvency II regime which compares the level and quality of capital held by an insurer with the capital requirements applicable to that firm.

The Solvency II measure of available capital (“Own Funds”) uses IFRS shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under Solvency II. The primary adjustments reflect the fact that Solvency II is based on the principle of an economic balance sheet – outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the Solvency II and IFRS bases is provided in the annual Solvency & Financial Condition Report published on IGI’s website.

The Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of €3.7 million. IGI UK has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

IGI has assessed the appropriateness of the Standard Formula on both a qualitative and quantitative basis and considers it to provide an appropriate fit to the Company’s business and risk profile.

Specifically, the assessment confirms that the Standard Formula:

•        captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;

•        is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

•        has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

•        is applied with no consideration for the risk absorbing effect of technical provisions and deferred taxes resulting in an SCR requirement that is more prudent.

The Standard Formula SCR and associated Solvency II Own Funds are recalculated at least quarterly and at other times in response to an actual or projected material change in the risk profile and the results reported in full to the Audit, Risk and Compliance Committee of the UK Board in addition to being communicated to the IGI Bermuda and IGI Holdings Boards.

The adequacy of the Company’s Own Funds to meet the SCR is monitored on an ongoing basis and particularly in the event of an anticipated or actual material impairment in the level of Own Funds.

IGI UK’s audited statutory financials submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 32%, 38% and 22% in 2016, 2017 and 2018, respectively.

Contractual Obligations

IGI has entered into operating leases for its offices in the United Kingdom and the United Arab Emirates, with lease terms between three and five years.

Future minimum rentals payable under non-cancellable operating leases as of December 31 are as follows:

	As of December 31,
($) in millions	2017	2018
Within one year	$0.5	$0.6
After one year but not more than three years	1.1	1.1
After three years but not more than five years	—	0.3
More than five years	—	—
Total	$1.6	$2.0

IGI has contractual obligations to pay claims under insurance and reinsurance contracts for specified loss events under those contracts. Such loss payments represent IGI’s most significant future payment obligations. Unlike other contractual obligations, payments are not determinable from the terms specified within the contract. For example, a payment will only be made if an insured loss under the contract occurs, and if a payment is to be made, the amount and timing of such payment cannot be determined from the contract.

	Less than one year	More than one year	Total
	($) in millions
2018
Gross outstanding claims	$166.1	$218.3	$384.4
Other liabilities(1)	8.3	—	8.3
Insurance payables(2)	33.0	—	33.0
Liabilities	$207.4	$218.3	$425.7

2017
Gross outstanding claims	$179.0	$204.3	$383.2
Other liabilities(1)	7.1	—	7.1
Insurance payables(2)	34.0	—	34.0
Liabilities	$220.0	$204.3	$424.3

____________

(1)      Other liabilities includes (1) accrued expenses of $5.9 million as of December 31, 2018 and $4.4 million as of December 31, 2017 and (2) accounts payable of $2.4 million as of December 31, 2018 and $2.7 million as of December 31, 2017.

(2)      Insurance payables includes (1) amounts due to reinsurers in respect of ceded premiums of $32.8 million as of December 31, 2018 and $34.0 million as of December 31, 2017 and (2) payables due to insurance companies and intermediaries of $0.2 million as of December 31, 2018 and $0.7 million as of December 31, 2017.

Investments

Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy has historically been established by our investment team and has historically been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures at the 1 in 100 year threshold to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

We manage most of our investment portfolio in-house, with the exception of approximately $22 million which is managed by a third party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of June 30, 2019 and December 31, 2018 was as follows:

	Fair Value
Asset Description	December 31, 2018	June 30, 2019
	($) in millions
Fixed income securities	$165.6	$184.5
Fixed and call deposits	150.6	228.8
Cash at banks and held with investment managers	109.4	50.7
Equities	26.9	27.2
Real estate	44.1	44.6
Altenative funds	8.4	8.9
Total	$505.1	$544.7

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2018:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	$2.4	—	$2.4
AA+	5.5	—	5.5
AA	7.9	—	7.9
AA-	22.9	—	22.9
A+	27.8	—	27.8
A	29.2	—	29.2
A-	29.7	—	29.7
BBB+	15.0	—	15.0
BBB	15.7	—	15.7
BBB-	2.9	—	2.9
BB+	—	—	—
BB	—	—	—
BB-	0.2	—	0.2
Not Rated	3.0	3.7	6.5
Total	$162.2	$3.7	$165.6

The following table summarizes our investment results as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	($) in millions, unless otherwise specified
Average investments, at cost(1)	$385.1	$396.9	$407.8
Net investment income(2)	12.3	13.6	9.4
Percent earned on average investments(1)	3.2%	3.4%	2.3%
Net realized (gains)/losses on investments(3)	$(2.7)	$(3.1)	$(1.3)
Change in unrealized investment (gains)/losses(4)	0.2	(0.1)	0.9
Fair value (gains)/loss on investment property	(1.0)	—	(0.1)
Total investment income, net(5)	$8.8	$10.3	$9.1
Investment yield(6)	2.3%	2.6%	2.2%

____________

(1)      Includes investments, investment properties, investments in associates, cash and cash equivalents (representing deposits of original maturities of three months or less) and deposits with original maturities of more than three months.

(2)      Net investment income is comprised of income from interest, dividends, gains and losses from investments and investment properties, change in the unrealized investment gains/losses, fair value gains/losses on investment property, share of profit from associate companies in the business of commercial leasing, impairments and expected credit losses on investments and investment custodian fees and other investment expenses.

(3)      Net realized gains and losses on investments is comprised of net gains and losses on the sale of available for sale investments, realized gains and losses on sale of bonds at fair value through other comprehensive income, fair value changes of held for trading investments.

(4)      Unrealized gains/(losses) on investments includes unrealized losses on revaluation of financial assets at fair value through a profit and loss account and the fair value changes of held for trading investments.

(5)      Total investment income, net is Net investment income plus Share of profit or loss from associates, minus net realized gains/(losses) on investments, minus unrealized gains/(losses) on investments.

(6)      Total investment income, net divided by average investments.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31,
	2016	2017	2018
Barclays U.S. Aggregate Bond Index	3.0%	3.0%	3.0%
S&P 500® Index (dividend return)	2.0%	2.4%	2.4%

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2018 and June 30, 2019 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of June 30, 2019
	Cost	Carrying Value
	($) in millions
2020	$35.0	$34.7
2021	52.2	51.8
2022	60.7	60.9
2023	6.0	6.0
2024	1.7	1.7
2025	0.9	0.9
2026	—	—
2027	—	—
2028	—	—
2029	$4.1	$4.1

Reinsurance

IGI follows customary industry practice of reinsuring a portion of its exposures in exchange for paying reinsurers a part of the premiums received on the policies it writes. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. IGI monitors the financial condition of its reinsurers and attempts to place its coverages only with financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. IGI’s reinsurance purchases include the following:

•        Property reinsurance treaties — IGI purchases property reinsurance to reduce its exposure to large individual property losses and catastrophe events. Following is a summary of significant property reinsurance treaties in effect as of July 1, 2019: IGI’s property per risk reinsurance generally covers losses between an average entry point in excess of $8.1 million up to $35.0 million PML. PML error is purchased beyond this limit for a further $ 45.0 million. IGI’s catastrophe reinsurance purchase is $80.0 million with a reinstatable limit above an entry point of $6.9 million.

•        Casualty reinsurance treaties — IGI purchases casualty reinsurance to reduce its exposure to large losses. A significant treaty in effect as of January 1, 2019 provides protection for losses of $9.0 million in excess of $1.0 million.

•        Facultative reinsurance — IGI also purchases facultative reinsurance on certain individual policies or risks below the treaty to reduce net liabilities.

•        Other reinsurance — Depending on the operating unit, IGI purchases specific additional reinsurance to supplement the above programs.

IGI’s reinsurance strategy is generally driven by its objective of maximizing risk adjusted returns and informed by its capital position and cost of reinsurance coverage. IGI buys property reinsurance to reduce exposure to large individual property losses and catastrophe events. IGI buys casualty reinsurance to reduce exposure to large liability losses. IGI purchases facultative and other reinsurance to balance its book of business and optimize its returns. IGI monitors the reinsurance market closely and at times will cede a greater proportion of its premiums if the availability and cost of reinsurance improves the overall risk and profitability profile of its business. Conversely, when the reinsurance markets are less attractive, IGI will seek to retain a greater portion of the premiums it writes. IGI’s reinsurance purchasing strategy impacts its financial results as its net premiums may increase or decrease depending on IGI’s reinsurance program.

IGI places a number of its casualty treaties on a “risk attaching” basis. Under risk attaching treaties, all claims from policies incepting during the period of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If IGI is unable to renew or replace its existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, IGI could revise its underwriting strategy for new business to reflect the absence of reinsurance protection. The casualty treaty highlighted above was purchased on a risk attaching basis. Property catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the period are covered. If IGI is unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, though we frequently have the option to purchase run-off coverage within our schemes of protection.

Reinsurance Recoverables

At June 30, 2019 and December 31, 2018, approximately 92.5% and 93.4% of IGI’s reinsurance recoverables on paid and unpaid losses (not including ceded unearned premiums) of $180.3 million and $187.6 million, respectively, were due from carriers which had an A.M. Best rating of “A-” or better. The largest reinsurance recoverables from any one carrier was approximately 6.2% and 5.9%, respectively, of total shareholders’ equity available to IGI at June 30, 2019 and December 31, 2018.

The following table shows our top 5 reinsurers as of June 30, 2019, their credit rating as of June 30, 2019, and the reinsurance recoverable from such reinsurers as of both June 30, 2019 and December 31, 2018:

Reinsurer	Rating	Reinsurance Recoverable at December 31, 2018	Reinsurance Recoverable at June 30, 2019
Hannover Ruckversicherungs – AG	A+	$22.7	$19.0
Argo Re – Bermuda	A	16.0	16.0
General Ins Co of India – India	A-	14.7	15.5
AIG Europe Ltd – UK	A	13.1	12.5
Ironshore Europe Ltd – Ireland	A	7.8	7.5
Total		$74.3	$70.5

Reserves

To recognize liabilities for unpaid losses,2 both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

•        At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.

•        It may not be clear whether the circumstances of a loss are covered.

•        If a legal decision is required to resolve coverage this may take many years.

•        The actions the insured takes to remediate the loss may affect the eventual loss amount (favourably or unfavourably).

•        The availability of replacement parts, skilled labor, access to the loss site and the speed at which repairs can be undertaken many not be known for some time and may be subject to change.

•        It may be many years before the occurrence of a loss becomes known.

•        Where claims take a long time to settle new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.

When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:

•        losses incurred but not reported to the insurer (“pure IBNR”);

•        potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and

•        the estimated expenses of settling claims, both:

•        Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and

•        Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function)

The timing of IGI’s results depend in large part on the extent to which the development and settlement of claims and reinsurance recoveries are consistent with the assumptions used to establish reserves. If expectations for and/or the actual cost of settlement increase or the timing of reporting and/or settlement changes, then IGI faces the risk that the reserves in IGI’s financial statements may be inadequate and need to be increased. In this event an increase in reserves would cause a reduction in IGI’s profitability and could result in operating losses and a reduction of capital.

The Reserving Committee

IGI’s booked reserves are set by the reserving committee. The committee includes members of senior management who represent the underwriting, claims, outward reinsurance and finance departments. The committee meets quarterly and agrees the carried reserve for each product line. Key inputs to the committee include but are not limited to the quarterly actuarial reserve review, presented by the Group Chief Actuary, and discussions with the heads of claims, reinsurance and underwriting. The committee also considers findings of external actuarial reviews.

____________

2         For this purpose, the term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

External (independent) Actuarial Review

Independent reviews of IGI’s reserves have been undertaken by a third party actuarial consultancy since 2009. At present these reviews are undertaken every six months.

IGI undertakes statutory submissions to the Bermuda Monetary Authority. An actuarial opinion is required to support the annual return. This opinion and the actuarial review of reserves supporting this opinion is undertaken by an independent, ‘big four’ actuarial consultant

IGI’s Actuarial Review

In preparation for the recommendations to the reserving committee, IGI’s actuarial team undertakes a review of the reserves each quarter using a range of widely accepted actuarial methodologies and additional approaches as appropriate. The reserving process utilizes proprietary and commercially available actuarial models. IGI’s experience is augmented by comparison to industry loss development patterns and other information.

Reserves are not an exact calculation of liability, but rather are estimates of the expected cost of settling claims. This process relies on the assumption that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for projecting future claims development. The estimates are based on actuarial and statistical projections of facts and circumstances known at the time of the review, estimates of trends in claim frequency, severity and other variable factors, including new bases of liability and general economic conditions. These variables can be affected by many factors, including internal and external events, such as changes in claims handling procedures, economic inflation, foreign currency movements, legal trends, legislative decisions and changes and the recognition of new sources of claims.

Potentially, claims may emerge, particularly claims arising from changes in the legal and regulatory environment, the type or magnitude of which IGI is unable to predict.

Reserves for inward reinsurance may be subject to greater uncertainty than for insurance primarily because, as a reinsurer, IGI relies on (i) the original underwriting decisions made by ceding companies and (ii) information and data provided by the ceding companies. As a result, IGI is subject to the risk that its ceding companies may not have adequately evaluated the risks reinsured by IGI and the premiums ceded may not adequately compensate IGI for the risks it assumes. In addition, reinsurance reserves may be less reliable than insurance reserves because of the greater scope of losses underlying reinsurance claims, limitations on information provided and the generally longer lapse of time from the occurrence of the event to the reporting of the loss to the reinsurer and its settlement.

The estimation of adequate reserves is more difficult and thus more uncertain for claims arising from “long-tail” policies, under which claims may not be paid until substantially beyond the end of the policy term. The estimation of such liabilities is subject to many complex variables, including the current legal environment, specific settlements that may be used as precedents to settle future claims, assumptions regarding trends with respect to claim frequency and severity, issues of coverage and the ability to locate defendants. Additional uncertainty also arises from the relative lack of development history which also limits the scope of experience on which estimates are based. This is partially mitigated by the use and monitoring against market benchmarks.

While every effort is made to ensure IGI is reserved appropriately, changes in trends and other factors underlying IGI’s reserve estimates could result in IGI’s reserves being inadequate. Because setting reserves is inherently uncertain IGI cannot provide assurance that its current reserves will prove adequate considering subsequent events. If IGI’s loss reserves are determined to be inadequate, it will be required to increase its reserves at the time with a corresponding reduction in its net income for that period. Such adjustments could have a material adverse effect on IGI’s results and even IGI’s financial condition.

Actuarial Methodologies

The main methodologies used to project claims to ultimate include resolution but are not limited to:

Chain Ladder Method:    Using a development triangle3 of cumulative claims amounts, a set of incremental development factors are calculated. The development factor is equal to the ratio of the cumulative claims at each development period to that at the previous development period. These development factors are then applied to the most recent data point in the triangle to project the current claims to ultimate resolution.

In selecting appropriate development factors, a number of important considerations are made which require actuarial judgement. These include, but are not limited to, the following general principles:

•        Periods of larger claims volume and more mature development provide more credibility and should be given a larger weighting.

•        Typical claims development would generally expect to show a smooth and monotonically decreasing incremental pattern from period to period.

•        Trends of the individual factors within each development, origin period and calendar period within the triangle are evaluated.

•        The relevance of historical experience from older accident periods used in projecting the future development of more recent accident periods must be considered given changes in the mix of business, claims settlement processes, reinsurance protections and claims inflation within a class of business over time.

•        Whether claims development is expected to continue beyond the period over which we have historic data available must be considered.

Where the credibility of the experience is considered insufficient to enable the selection of development factors thought to be representative of future claims development, a relevant market benchmark pattern may be considered, where available. Such patterns could be drawn from published industry information (e.g. LMA Lloyd’s triangles, ABI or broker industry sector studies) and/or the actuary’s own wider market experience. They would then be adjusted as far is as practically possible and proportionate to the materiality of the business to capture known and expected differences in the development characteristics between the benchmark and class of business modelled.

Initial Expected Loss Ratio (“IELR”) Method:    This method estimates ultimate claims for each line of business and origin period to be equal to an IELR multiplied by the expected ultimate premium. The unpaid (IBNR) claims is the difference between these estimates and the current paid (or case reported) claims.

The IELRs are derived for each line of business as part of the business planning process. Where relevant and credible data is available, a “bridging” process is used to inform the selection of the IELRs and itself divides each IELR into the following components:

•        Small Losses (individual losses below a specified threshold);

•        Large Risk Losses (risk losses greater than a specified threshold);

•        Modelled Catastrophe Losses (losses arising from perils in countries modelled by IGI’s natural catastrophe modelling software, currently RMS); and

•        Non-Modelled Losses.

The modelling process first considers the IELRs gross of outward reinsurance and then derives the anticipated outward reinsurance recoveries resulting from the gross assumptions. The reinsurance programme is modelled within a capital modelling package (currently Reynolds Porter Chamberlain’s Tyche).

The aim of the bridging process is to restate trended and developed experience for each past year as if it was the experience for the business plan year. This restatement involves:

•        For premiums:    Estimating the premium that would be charged for the same group of risks (to the extent that sufficient information and time allows this will consider real rate changes, changes in the mix of business, line sizes, attachment points and limits).

____________

3         Development triangle means values (in this case, cumulative paid or case reported claims) organized by year of origin (typically the applicable accident year) and development period (typically the number of quarters since the commencement of the original period).

•        For claims:    Modifying past claims amounts for claims inflation, changes in coverage, line size and limits (to the extent that sufficient information and time allows this will consider claims inflation, changes in the mix of business, line sizes, attachment points and limits).

With the exception of Modelled Losses, an IELR is selected using a credibility-weighted average of the as-if’d, trended and developed loss ratios. The IELR for Modelled Losses are taken as being equal to a judgmental average of the loss ratio derived from the Average Annual Loss (“AAL”), from IGI’s Natural Catastrophe model, and the as-if’d, trended and developed loss ratios for Modelled business experienced historically.

Bornhuetter-Ferguson (“BF”) method:    This method is a blend of the Chain Ladder and IELR methods. Estimates can be made based on both paid claims and case reported claims.

•        For paid claims:    The BF paid estimate is equal to the paid claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unpaid (derived from the paid claims Chain Ladder Method).

•        For case reported claims:    The BF case reported estimate is equal to the case reported claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unreported (derived from the case reported claims Chain Ladder Method).

Other Methodologies:    Additional exposure-based methodologies may be used where enough information is available and the materiality of the business, claims or the potential exposures involved are not adequately captured in a development triangle. Examples include:

•        large exposures to known natural catastrophes (such as hurricanes, earthquakes and flood);

•        large exposures to specific risk losses; and

•        long-tailed low frequency, high severity classes.

Reserve for Unallocated Loss Adjustment Expenses (“ULAE”)

ULAE amounts are expenses arising from administering claims that are not directly attributable to individual claims. These include claims department salaries, an apportionment of the utilities, computer depreciation, office buildings depreciation, IT software expenses and investment expenses (Solvency II only) and the outward reinsurance department salaries. IGI expresses ULAE as a percentage of the gross unpaid reserves (case estimates and IBNR). IGI estimates ULAE reserves using methods that include but are not limited to:

•        Claims staffing Method:    This methodology assumes that the ULAE expenditures track in proportion with the number of claims processed, by way of:

•        New claims reported during each calendar year.

•        Claims remaining open at the end of each calendar year.

•        Claims closed during each calendar year.

•        Paid-to-Paid ratio:    This method assumes that the historic ratio of ULAE to claims paid is consistent and that future ULAE is proportional to the unpaid claims.

•        The Kittle Ratio:    This method is similar to the Paid-to-Paid method, but assumes that future ULAE is proportional to the value of claims reported and claims settled.

Ceded Reinsurance and Net IBNR

The outward reinsurance department determines outward reinsurance recoveries arising on case reported claims each month end by the application of the outwards programme.

Reserves for outward reinsurance recoveries on estimated IBNR claims are determined by the application of reinsurance recovery (“RI”) ratios to the estimated gross IBNRs. This process is undertaken by line of business and by year. The derivation of the RI ratio considers each type of reinsurance (Facultative, Proportional Treaty and

Excess of Loss Treaty) separately. Broadly speaking, estimates of the RI ratio develops over time, commencing at the business plan assumption (for each reinsurance type) and ending-up as the ratios experienced. Between these times, an approximate subdivision of IBNR is made between pure IBNR and IBNER. The RI ratio applicable to pure IBNR being the business plan assumption and to the IBNER being a judgmental selection based on the ratio currently experienced.

Reserving Results & Development

As paid and incurred claims experience develop, IGI’s reserves are adjusted depending on how the actual development compares to that expected. This forms part of the regular reserving process, with the adequacy of reserves reviewed on a quarterly basis. If the claims experience is positive relative to expectations, the excess reserve is released in the period under review. Conversely, reserve deficiencies result in a charge to the current period profits.

The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2016 to 2018 and demonstrates the reserve surplus and deficiencies recognised over this period.

IGI Booked Reserves	Year ended December 31,			Six months ended June 30, 2019
($) in millions	2016	2017	2018
Net outstanding claims at beginning of year	$187.5	$192.1	$196.6	$196.8
Net provision for claims and claim expenses:
Claims occurring during the current year	98.7	110.3	94.3	54.1
Provided during the year related to prior accident years	(27.3)	(23.4)	(9.0)	1.3
Total	$258.9	$279.0	$281.2	$252.2
Net payments for claims:
Current year	16.7	19.3	19.6	2.6
Prior years	50.1	63.1	65.5	32.7
Total	$66.8	$82.4	$85.1	$35.3
Gross Case Reserves, IBNR and ULAE	335.2	383.2	384.4	397.2
Ceded Case Reserves, IBNR & ULAE	(143.1)	(186.6)	(187.6)	(180.2)
Net outstanding claims	$192.1	$196.6	$196.8	$216.9

The following table sets out our claims reserving provisions including ULAE as of December 31, 2018 and as of June 30, 2019:

Change in Case Reserves, IBNR and ULAE ($) in millions	As of December 31, 2018	As of June 30, 2019	Difference
Gross Reported Case reserve	$285.8	$282.0	$(3.7)
Reinsurance Reported Case Reserve	170.1	158.1	(12.0)
Net Reported Case Reserve	115.7	123.9	8.3
Net IBNR Reserves & ULAE	81.2	93.0	11.9
Net outstanding claims	$196.8	$216.9	$20.1

During the year ended December 31, 2016, net ultimate losses for the accident year 2015 and prior years decreased by $27.3 million. This decrease reflected an increase of incurred claims of $16 million and a reduction in IBNR of $42.3 million. With the exception of the financial institutions line of business, IGI’s claims development was lower than expected in each of its lines of business. Estimates of ultimate claims for the financial institutions line of business increased by $1.2 million due to a combination of increased claims frequency and slow reporting of circumstances in certain territories. Having identified these territories as unfavorable IGI ceased writing business in these domiciles.

During the year ended December 31, 2017, net ultimate losses for the accident year 2016 and prior years decreased by $23.4 million. This decrease reflected an increase of incurred claims of $19.1 million and a reduction in IBNR of $42.5 million. With the exception of the inward reinsurance, political violence and aviation lines of business, this positive result was due to favorable experience across each of IGI’s lines of business. The decrease in ultimate claims was mainly driven by IGI’s energy lines of business which experienced improvements across major claims and relatively low claims frequency. Estimates of ultimate claims for the inward reinsurance line of business increased by $3.9 million, driven mainly by a high frequency of small claims. Ultimate claims in the political violence line of business increased by $0.6 million mainly related to the 2016 accident year, driven by two large claims. Because of the increased frequency of losses and problems associated with accessing the sites affected to estimate loss severity, IGI refocused its underwriting on more attractive territories. Estimates of ultimate claims for the aviation line of business increased by $0.9 million mainly due to the higher frequency of claims.

During the year ended December 31, 2018, net ultimate losses for accident year 2017 and prior years decreased by $8.9 million. This decrease reflected an increase of incurred claims of $33.4 million and a reduction in IBNR of $42.4 million. With the exception of the property, casualty and inward reinsurance lines of business, this positive result was due to favorable experience across each of IGI’s lines of business. Estimates of ultimate claims for the property line of business increased by $0.7 million mainly due to a $4 million increase related to the 2017 catastrophes (Hurricane Maria and two Mexican earthquakes). Estimates of ultimate claims for IGI’s casualty line of business increased by $1.1 million, mainly related to one claim from the 2014 accident year and a combination of one large claim and other smaller claims from the 2017 accident year. Ultimate claims in the inward reinsurance line of business increased by $1.8 million, mainly related to the 2017 accident year where a number of relatively large claims were reported later than expected.

During the six months ended June 30th, 2019, net ultimate losses for accident year 2018 and prior years increased by $1.3 million. This increase reflected an increase of incurred claims of $29.8 million and a reduction in IBNR of $28.5 million. The increase was mainly driven by adverse movement mainly in the financial institutions, property and casualty lines of business. Estimates of ultimate claims in the casualty line of business increased by $2.3 million, mainly driven by the adverse movement in the 2017 accident year related to two large claims. Estimates of ultimate claims in the property line of business increased by $2.7 million. IGI’s historic claims development suggests that the case estimates were appropriately reserved and that we should expect incurred claims to decrease prior to settlement. During this period, IGI experienced an increase in case estimates (i.e. adverse movement) and increased estimates of ultimate losses. A majority of the movement was caused by further deterioration in claims related to an earthquake in Mexico. Estimates of ultimate claims for the financial institution line of business experienced an increase of $2.0 million, driven by a change in the level of reinsurance recoveries anticipated for the 2017 and 2018 accident years. IGI determined it was appropriate to reduce estimates for recoveries applied to accident years 2017 and 2018.

Reserve releases/strengthening

Best Estimate:    IGI’s actuarial recommended reserve is a “best estimate” of the outstanding (unpaid) claims liabilities (the Actuarial Best Estimate). This is intended to represent the mathematical expected value of the distribution of reasonably foreseeable outcomes of the unpaid liabilities. The best estimate does not knowingly contain any prudence or bias in either direction. While the estimates are likely to change as future experience emerges, any changes would only arise as a result of experience being better or worse than current expectations, or from changes in our view of the market. These changes will not be as a result of gradual release of implicit or explicit margins as our results contain no margins.

Booked Reserves:    IGI’s booked reserves are set by IGI’s Reserving Committee. Key inputs to the committee include but are not limited to the quarterly Actuarial Reserve Review, presented by the Group Chief Actuary, discussions with the heads of claims, reinsurance and underwriting and findings of external actuarial reviews. The book reserves may differ from the actuarial best estimate.

Time value of money:    At the time of writing, the reserves (determined under IFRS 4) make no explicit allowance for the time value of money (i.e. reserves are not discounted)

Reserve Strengthening/Reserving Release:    Reserve strengthening is the term used when the reserves established previously are no longer considered enough and are increased. The reserve strengthening will give rise to a charge against profits during that reporting period, reducing the profit for that period, possibly giving rise to a loss. Reserve release has the opposite effect.

The table below indicates that during each of the years ended December 31, 2016, 2017 and 2018 and in the six months ended June 30, 2019, IGI has had reserving releases (item (C)).

Increases in Reserves/Decreases in Reserves:    The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:

•        An increase in the volume of business written;

•        A change in the mix of business written toward business that takes a longer period to settle;

•        Incidence of large risk or natural catastrophes; and

•        Reserve strengthening.

The table below indicates that IGI’s booked claims reserves decreased during financial year 2016, but increased at each subsequent year end (items (A) and (A+F)).

The reduction in IBNR during 2016 is largely due to reserving release. Since 2016 reserve releases continue to be a key driver of the IBNR resources, but this value has been increasing in response to the expansion of IGI’s professional indemnity and D&O business. These have a longer claims development tail than the property and energy lines and, correspondingly, result in an increase of IBNR.

As of December 31, 2016, 2017 and 2018, IGI had $70.6 million, $72.0 million and $81.2 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance. As of June 30, 2019, IGI had $93.0 million of IBNR reserves, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE ($) in millions
	Year ended December 31,			Six months ended June 30, 2019
	2016	2017	2018
Carrying Balance of IBNR Reserves in Balance Sheet Beginning Balance (A)	$76.2	$70.6	$72.0	$81.2
Subsequent Movement in Following Financial year:
IBNR Reserves Moved to Incurred Reserves (B)	(16.0)	(19.1)	(33.4)	(29.8)
IBNR Reserves Strengthening/Release pertaining to prior years (C)	(27.3)	(23.4)	(9.0)	1.3
IBNR Reserves Added For New Accident Year (D)	37.7	43.9	51.6	40.3
Net Charge to P/L (B+C+D)= (F)	$(5.6)	$1.4	$9.2	$11.8
Carrying Balance of IBNR Reserves in Balance Sheet Ending Balance (A+F)	$70.6	$72.0	$81.2	$93.0

Ultimate Claims Development

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net- Premiums Earned
2009	$63.3	$52.1	$46.9	$48.9	$48.7	$48.3	$48.3	$48.2	$48.7	$49.4	$49.5	$97.3
2010	71.4	63.5	62.0	58.9	58.2	60.1	58.6	58.7	58.5	58.5		97.7
2011	76.2	60.6	59.6	60.7	62.3	59.8	60.3	58.1	57.6			119.3
2012	100.1	88.1	78.1	81.5	77.3	77.8	76.8	76.7				148.4
2013	123.6	121.7	120.6	117.1	109.5	107.7	106.5					180.6
2014	115.9	90.1	79.2	73.3	70.1	69.7						189.5
2015	92.9	87.0	79.8	75.3	74.1							155.8
2016	98.8	94.1	90.1	88.9								157.9
2017	110.3	117.2	119.9									146.7
2018	94.3	97.1										183.3
2019	54.1											103.5

For additional information about IGI’s reserves and reserves development, see footnote 13 to IGI’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to IGI, or that engages in leasing, hedging or research and development arrangements with IGI. IGI has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Effects of Inflation

Inflation may have a material effect on our consolidated results of operations by its effect on interest rates and on the cost of settling claims. The potential exists after a catastrophe or other large property loss, such as the hurricanes in 2017, for the development of inflationary pressures in a local economy as the demand for services, such as construction, typically surges. The cost of settling claims may also be increased by global commodity price inflation. We seek to take both these factors into account when setting reserves for any events where we think they may be material.

Our calculation of reserves for net claims and claim adjustment expenses in respect of casualty business includes assumptions about future payments for settlement of claims and claims-handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in earnings. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled.

In addition to general price inflation, we are exposed to a persisting long-term upwards trend in the cost of judicial awards for damages. We seek to take this into account in our pricing and reserving of casualty business. We also seek to take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. If inflation, interest rates and bond yields increase, this would result in a decrease in the market value of certain of our fixed interest investments. See “Risk Factors — Risks related to the Business and Operations of IGI — IGI’s results of operations, liabilities and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.”

Market Sensitive Instruments and Risk Management

Insurance risk

Insurance risk includes the risks of inappropriate underwriting, ineffective management of underwriting, inadequate controls over exposure management in relation to catastrophic events and insufficient reserves for losses including claims incurred but not reported.

To manage this risk, IGI’s underwriting function is conducted in accordance with a number of technical analytical protocols which include defined underwriting authorities, guidelines by class of business, rate monitoring and underwriting peer reviews. The risk is further protected by reinsurance programs which respond to various arrays of loss probabilities.

IGI has in place effective exposure management systems. Aggregate exposure is modelled and tested against different stress scenarios to ensure adherence to IGI’s overall risk appetite and alignment with reinsurance programs and underwriting strategies.

The appropriateness of the company’s reinsurance protections is tested against a series of stochastically modelled aggregate loss scenarios to consider the probability of both vertical and horizontal exhaustion against the company’s ability to absorb stress losses within its available capital buffers on both a prospective and retrospective basis.

Loss reserve estimates are inherently uncertain. Reserves for unpaid losses are the largest single component of the liabilities of IGI. Actual losses that differ from the provisions, or revisions in the estimates, can have a material impact on future earnings and the statement of financial position. IGI has an in-house experienced actuarial function reviewing and monitoring the reserving policy and its implementation at quarterly intervals. They work closely with the underwriting and claims team to ensure an understanding of IGI’s exposure and loss experience. In addition, IGI receives external independent analysis of its reserve requirements on an annual basis.

In order to minimize financial exposure arising from large claims, IGI, in the normal course of business, enters into contracts with other parties for reinsurance purposes. Such reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. A significant portion of the reinsurance is affected under treaty, facultative and excess-of-loss reinsurance contracts.

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at December 31, 2018 and 2017.

In selecting the volatility factors, we have illustrated the sensitivity of the net claims to a standard variation in the gross outstanding claims. The choices of variation (7.5% and 5%) are illustrative but are consistent with what we would consider representative of a reasonable potential for variation. The illustrated variations do not represent limits of the potential variation and actual variation could significantly vary from the illustrated values.

Sensitivity	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%
2018	7.5%	$28,828,488	$(28,828,488)	$15,297,751	$(15,295,476)	$(15,297,751)	$15,295,476
2018	5.0%	19,218,992	(19,218,992)	10,198,880	(10,196,605)	(10,198,880)	10,196,605
2017	7.5%	28,742,058	(28,742,058)	14,748,879	(14,746,604)	(14,748,879)	14,746,604
2017	5.0%	19,161,372	(19,161,372)	9,832,965	(9,830,690)	(9,832,965)	9,830,690

Financial risk

IGI’s principal financial instruments are financial assets at fair value through OCI, financial assets at fair value through profit or loss, financial assets at amortized cost, receivables arising from insurance, investments in associates, investment properties and reinsurance contracts and cash and cash equivalents. IGI does not enter into derivative transactions.

The main risks arising from IGI’s financial instruments are interest rate risk, foreign currency risk, credit risk, market price risk and liquidity risk. IGI’s board of directors reviews and agrees policies for managing each of these risks and they are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future profitability or the fair values of financial instruments. IGI is exposed to interest rate risk on certain of its investments and cash and cash equivalents. IGI limits interest rate risk by monitoring changes in interest rates in the currencies in which its cash and interest bearing investments and borrowings are denominated.

Details of maturities of the major classes of IGI’s financial assets as of December 31, 2018 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non- interest bearing items	Total	Effective interest rate on interest bearing assets
	($) in millions					%
Financial assets at FVTP	$—	$—	$—	$14.0	$14.0	—
Financial assets at FVOCI	50.1	108.5	3.6	21.3	183.5	5.72
Financial assets at amortized cost	3.5	—	—	—	3.4	2.92
Cash and cash equivalents and term deposits	260.1	—	—	—	260.1	1.88
Total	$313.6	$108.5	$3.6	$35.3	$461.0

The following table demonstrates the sensitivity of IGI’s income statement to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of IGI’s income statement is the effect of the assumed changes in interest rates on IGI’s profit for the period, based on the floating rate financial assets and financial liabilities held at December 31.

Increase/decrease in basis points	Effect on profit for the period ($)
2018
+25 basis points	$665,500
–50 basis points	$1,331,000

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.

IGI is exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than IGI’s functional currency. The currencies in which these transactions are primarily denominated are Sterling (GBP) and Euro (EUR). As a significant portion of IGI’s transactions are denominated in US dollars, this reduces currency risk. Intra-group transactions are primarily denominated in US dollars.

Part of IGI’s monetary assets and liabilities are denominated in a currency other than the functional currency of IGI and are subject to risks associated with currency exchange fluctuation. IGI reduces some of this currency exposure by maintaining some of its bank balances in foreign currencies in which some of its insurance payables are denominated.

The following table demonstrates the sensitivity to a reasonably possible change in the US dollars exchange rate, with all other variables held constant, of IGI’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Changes in currency rate to US dollars %	Effect on profit before tax $
2018
EUR	+5	$65,440
GBP	+5	1,857,406
2017
EUR	+5	(162,780)
GBP	+5	312,184

The effect of decreases in exchange rates are expected to be equal and opposite to the effects of the increases shown.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. IGI is exposed to credit risk primarily from unpaid insurance receivables and fixed income instruments. IGI has in place credit appraisal policies and procedures for inward business, and receivables from insurance transactions are monitored on an ongoing basis to restrict IGI’s exposure to doubtful debts.

IGI has in place security standards applicable to all reinsurance purchases and monitors the financial status of all reinsurance debtors at regular intervals.

IGI’s portfolio of fixed income investments is managed by IGI’s investments team in accordance with the investment policy established by IGI’s board of directors which has various credit standards for investment in fixed income securities. Reinsurance and fixed income investments are monitored for the occurrence of a downgrade or other changes that might cause them to fall below IGI’s security standards. If this occurs, management takes appropriate action to mitigate any loss to IGI.

IGI’s bank balances are maintained with a range of international and local banks in accordance with limits set by IGI’s board of directors. There are no significant concentrations of credit risk within IGI.

The table below provides information regarding the credit risk exposure of IGI by classifying assets according to the IGI’s credit rating of counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
2018	($) in millions
FVOCI – debts securities	$158.9	$3.2	$—	$162.1
Financial Assets at amortized cost	—	2.5	1.0	3.5
Insurance receivables	—	60.9	47.4	108.2
Reinsurance share of outstanding claims	186.1	1.5	—	187.6
Deferred excess of loss premiums	—	12.4	—	12.4
Cash, bank balances and term deposits	184.7	75.3	—	260.0
Total	$529.8	$155.8	$48.4	$733.9

Market price risk

Market price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual security, or its issuer, or factors affecting all securities traded in the market. IGI’s equity price risk exposure relates to financial assets whose values will fluctuate as a result of changes in market prices.

The following table demonstrates the sensitivity of IGI’s profit for the period ended December 31, 2018 and the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown:

	Change in equity price	Effect on profit for the year	Effect on equity
	%	$ in thousands
Amman Stock Exchange	+5%	$60.7	$60.7
Saudi Stock Exchange	+5%	—	665.1
Qatar Stock Exchange	+5%	25.4	25.4
Abu Dhabi Security Exchange	+5%	57.2	57.2
New York Stock Exchange	+5%	109.1	147.0
Kuwait Stock Exchange	+5%	—	2.0
Other quoted	+5%	446.5	507.5

Liquidity risk

Liquidity risk is the risk that IGI will not be able to meet its commitments associated with insurance contracts and financial liabilities as they fall due. IGI continually monitors its cash and investments to ensure that IGI meets its liquidity requirements. IGI’s asset allocation is designed to enable insurance liabilities to be met with current assets. All liabilities are non-interest-bearing liabilities.

The table below summarizes the maturity profile of IGI’s financial liabilities as of December 31, 2018 based on contractual undiscounted payments (in US dollars):

	Less than one year	More than one year	Total
	($) in millions
Gross outstanding claims	$166.1	$218.3	$384.4
Gross unearned premiums	135.4	32.9	168.2
Other liabilities	8.3	—	8.3
Insurance payable	33.0	—	33.0
Unearned commissions	7.0	1.0	8.0
Total liabilities	$349.8	$252.2	$602.0

Critical Accounting Policies

Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. A statement of all the significant accounting policies we use to prepare our financial statements is included in the notes to the consolidated financial statements. If factors such as those described under “Risk Factors” cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial results, there could be a material adverse effect on our operating results, financial condition and liquidity.

Investments in associates

IGI’s investment in its associates is accounted for using the equity method of accounting. An associate is an entity in which IGI has significant influence, and which is neither a subsidiary nor a joint venture.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. IGI’s investment in its associates is accounted for using the equity method.

Under the equity method, the investment in the associate is carried in the consolidated statement of financial position at cost plus post-acquisition changes in IGI’s share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, IGI recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Profits or losses resulting from transactions between IGI and the associate are eliminated to the extent of the interest in the associate.

The share of profit of the associate is shown on the face of the consolidated statement of income. This is profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as IGI. Where necessary, adjustments are made to bring its accounting policies in line with IGI’s.

After application of the equity method, IGI determines whether it is necessary to recognize an additional impairment loss on IGI’s investments in associates. IGI determines at each reporting date, whether there is any objective evidence that the investment in the associate is impaired. If this is the case, IGI calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ‘share of profit of an associate’ in the consolidated statement of income.

Upon loss of significant influence over the associate, IGI measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in the statement of income.

Investment properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the period in which they arise. Fair values are evaluated annually by an accredited external, independent valuator using the sales comparison approach.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal.

The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of derecognition. The amount of consideration to be included in the gain or loss arising from the derecognition of investment property is determined in accordance with the requirements for determining the transaction price in IFRS 15.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, IGI accounts for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

Financial assets

a) Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss (FVTPL).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and IGI’s business model for managing them.

Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount.

IGI classifies all of its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include (1) amortized cost, (2) FVOCI and (3) FVIPL.

i) Bonds and debt instruments measured at amortized cost

Bonds and debt instruments are held at amortized cost if both of the following conditions are met: (1) the instruments are held within a business model with the objective of holding the instrument to collect the contractual cash flows, and (2) the contractual terms of the debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. The details of these conditions are outlined below.

Business model assessment

IGI determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective.

IGI holds financial assets to generate returns and provide a capital base to provide for settlement of claims as they arise. IGI considers the timing, amount and volatility of cash flow requirements to support insurance liability portfolios in determining the business model for the assets as well as the potential to maximize return for shareholders and future business development.

IGI’s business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios that is based on observable factors such as (1) how the performance of the business model and the financial assets held within that business model are evaluated and reported to IGI’s key management personnel, (2) the risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed, (3) how managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected), and (4) the expected frequency, value and timing of asset sales are also important aspects of IGI’s assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from IGI’s original expectations, IGI does not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

The SPPI test

As a second step of its classification process IGI assesses the contractual terms to identify whether they meet the SPPI test.

‘Principal’ for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements of interest within a debt arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, IGI applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set.

ii) Bonds and debt instruments measured at fair value through other comprehensive income (FVOCI)

IGI applies the new category under IFRS 9 for debt instruments measured at FVOCI when both of the following conditions are met: (1) the instrument is held within a business model, the objective of which is both collecting contractual cash flows and selling financial assets, and (2) the contractual terms of the financial asset meet the SPPI test.

These instruments largely comprise debt instruments that had previously been classified as available-for-sale under IAS 39. Bonds and debt instruments in this category are those that are intended to be held to collect contractual cash flows and which may be sold in response to needs for liquidity or in response to changes in market conditions.

iii) Financial assets measured at fair value through profit or loss FVTPL (Quoted funds, alternative investments and quoted equities)

Financial assets in this category are those assets which have been either designated by management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument as FVTPL that otherwise meet the requirements to be measured at amortized cost or at FVOCI only if it eliminates, or significantly reduces, an accounting mismatch that would otherwise arise. Financial assets with contractual cash flows not representing solely payment of principal and interest are mandatorily required to be measured at FVTPL.

Financial assets at FVTPL are subsequently measured at fair value. Changes in fair value are recognized in the consolidated statement of income. Interest income is recognized using the effective interest method.

Dividend income from equity investments measured at FVTPL is recognized in the consolidated statement of income when the right to the payment has been established.

iv) Financial assets measured at fair value through other comprehensive income (quoted and unquoted equities)

Financial assets measured at fair value through other comprehensive income include equities investments. Equity investments classified as financial assets measured at fair value through other comprehensive income are those which are not classified as financial assets measured at fair value through profit or loss.

v) Reclassification of financial assets and liabilities

IGI does not reclassify its financial assets subsequent to their initial recognition, apart from the exceptional circumstances in which IGI terminates a business line or changes its business model for managing financial assets. A change in IGI’s business model will occur only when Group management determines a change as a result of external or internal changes which are significant to IGI operations. Reclassifications shall all be recorded prospectively from the reclassification date.

b) Subsequent measurement

For purposes of subsequent measurement, financial assets in the scope of IFRS 9 are classified in four categories: (1) financial assets at amortized cost (bonds, debt instruments), (2) financial assets at fair value through OCI with recycling of cumulative gains and losses (bonds and debt instruments), (3) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) and (4) financial assets at fair value through profit or loss.

i) Financial assets at amortized cost (bonds, debt instruments)

IGI measures financial assets at amortized cost if both of the following conditions are met: (1) the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and (2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

IGI’s debt instruments at amortized cost includes investments in unquoted debt instruments.

ii) Financial assets at fair value through OCI (debt instruments)

IGI measures debt instruments at fair value through OCI if both of the following conditions are met: (1) the financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and (2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the statement of income.

IGI’s debt instruments at fair value through OCI includes investments in quoted debt instruments.

iii) Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, IGI can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the statement of income. Dividends are recognized as investment income in the statement of income when the right of payment has been established, except when IGI benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

IGI elected to classify irrevocably its unquoted equity investments and some quoted equity investments under this category.

iv) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income.

This category includes quoted funds, alternative investments and quoted equity investments which IGI had not irrevocably elected to classify at fair value through OCI.

Dividends on quoted equity investments are also recognized as investment income in the statement of income when the right of payment has been established.

c) Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from IGI’s consolidated statement of financial position) when (1) the rights to receive cash flows from the asset have expired, or (2) IGI has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) IGI has transferred substantially all the risks and rewards of the asset, or (b) IGI has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

d) Impairment of financial assets in scope of IFRS 9

IGI recognizes an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that IGI expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms, if any.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For debt instruments at fair value through OCI, IGI applies the low credit risk simplification. At every reporting date, IGI evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, IGI reassesses the credit rating of the debt instrument. In addition, IGI considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

IGI recognizes an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that IGI expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms, if any.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For debt instruments at fair value through OCI, IGI applies the low credit risk simplification. At every reporting date, IGI evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, IGI reassesses the credit rating of the debt instrument. In addition, IGI considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

IGI’s debt instruments at fair value through OCI comprise solely of quoted bonds that are graded in the top investment category by accredited rating agencies and, therefore, are considered to be low credit risk investments. It is IGI’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. IGI uses the ratings from accredited rating agencies to monitor the changes in the credit ratings, determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The ECLs for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to the statement of income. The accumulated gain recognized in OCI is recycled to the statement of income upon derecognition of the assets.

IGI considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, IGI may also consider a financial asset to be in default when internal or external information indicates that IGI is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by IGI.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets are written off either partially or in their entirety only when IGI has stopped pursuing the recovery. If the amount to be written off is greater than the accumulated loss allowance, the difference is first treated as an addition to the allowance that is then applied against the gross carrying amount. Any subsequent recoveries are credited to credit loss expense. There were no write-offs over the periods reported in these consolidated financial statements.

For cash flow purposes IGI classifies the cash flow for the acquisition and disposal of financial assets as operating cash flows, as the purchases of these investments is funded from the net cash flows associated with the origination of insurance and investment contracts and payment of benefits and claims incurred for such insurance contracts, which are respectively treated under operating activities.

Insurance receivables

Insurance receivables are recognized when due and are measured on initial recognition at the fair value of the consideration received or receivable. IGI uses a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due for groupings of various policy holder’s segments that have similar loss patterns.

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. IGI generally estimates the pipeline premiums based on management’s judgment and prior experience.

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts.

Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Unearned reinsurance premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risks-attaching contracts and over the term of the reinsurance contract for losses occurring contracts.

Reinsurance

IGI cedes insurance risk in the normal course of business for all of its businesses. Reinsurance assets represent balances due from reinsurance companies. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

Reinsurance assets are reviewed for impairment at each reporting date, or more frequently, when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that IGI may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that IGI will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Gains or losses on buying reinsurance are recognized in the consolidated statement of income immediately at the date of purchase and are not amortized.

Ceded reinsurance arrangements do not relieve IGI from its obligations to policyholders.

IGI also assumes reinsurance risk in the normal course of business for non-life insurance contracts where applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

Reinsurance contracts that do not transfer significant insurance risk are accounted for directly through the statement of financial position. These are deposit assets or financial liabilities that are recognized based on the consideration paid or received less any explicit identified premiums or fees to be retained by the reinsured.

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either (1) in the principal market for the asset or liability, or (2) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to IGI.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

IGI uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, IGI determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

IGI’s management determines the policies and procedures for both recurring fair value measurement, such as unquoted available for sale financial assets.

At each reporting date, the management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per IGI’s accounting policies. For this analysis, the management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

For the purpose of fair value disclosures, IGI has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Significant accounting judgements, estimates and assumptions

The preparation of IGI’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements

In the process of applying IGI’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect in the amounts recognized in the consolidated financial statements:

Classification of investments

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and IGI’s business model for managing them.

Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount.

IGI classifies all its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include (1) amortized cost, (2) FVOCI and (3) FVTPL.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. IGI based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of IGI. Such changes are reflected in the assumptions when they occur.

Valuation of insurance contract liabilities

Considerable judgement by management is required in the estimation of amounts due to contract holders arising from claims made under insurance contracts. Such estimates are necessarily based on assumptions about several factors involving varying, and possibly significant, degrees of judgement and uncertainty and actual results may differ from management’s estimates resulting in future changes in estimated liabilities.

In particular, estimates have to be made both for the expected ultimate cost of claims reported at the consolidated statement of financial position date and for the expected ultimate cost of claims incurred but not yet reported (IBNR) at the consolidated statement of financial position date. The primary technique adopted by management in estimating the cost of notified and IBNR claims, is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis.

Similar judgements, estimates and assumptions are employed in the assessment of adequacy of provisions for unearned premiums. Judgement is also required in determining whether the pattern of insurance service provided by a contract requires amortization of unearned premiums on a basis other than time apportionment.

Total carrying amount of insurance contract liabilities as at year ended 31 December 2018 was $384,379,841 (2017: $383,227,441). As at 31 December 2018, gross incurred but not reported claims (IBNR) amounted to $98,609,584 (2017: $79,972,504) out of the total insurance contract liabilities.

Expected credit loss for insurance receivables

IGI uses a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due for groupings of various policy holder’s segments that have similar loss patterns.

The provision matrix is initially based on IGI’s historical observed default rates. IGI will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults in the sector, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. IGI’s historical credit loss experience and forecast of economic conditions may also not be representative of policy holder’s actual default in the future.

In its ECL models, IGI relies on a range of forward-looking information as economic inputs, such as (1) real GDP growth by region and (2) projected GDP growth by region.

In determining impairment of financial assets, judgement is required in the estimation of the amount and timing of future cash flows as well as an assessment of whether the credit risk on the financial asset has increased significantly since initial recognition and incorporation of forward-looking information in the measurement of ECL.

IGI considers insurance receivables in default when contractual payments are 360 days past due.

Ultimate premiums

In addition to reported premium income, IGI also includes an estimate for pipeline premiums representing amount due on business written but not yet reported. This is based on management’s judgement of market conditions and historical data using premium development patterns evident from active underwriting years to predict ultimate premiums trends at the close of the fiscal period.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

As contemplated by the Business Combination Agreement, Pubco’s board of directors following the Business Combination will be comprised of seven directors.

The Amended and Restated Pubco Bye-laws provide that our board of directors will be divided into three groups designated as Class I, Class II and Class III with as nearly equal a number of directors in each group as possible. At the first general meeting which is held after the date of adoption of the Amended and Restated Pubco Bye-laws for the purpose of electing Directors, the Class I Directors shall be elected for a one year term of office, the Class II Directors shall be elected for a two year term of office and the Class III Directors shall be elected for a three year term of office. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term. A director shall hold office until the annual general meeting for the year in which his term expires, subject to his office being vacated in accordance with the Amended and Restated Pubco Bye-laws.

The Amended and Restated Pubco Bye-laws provide that, if a shareholder intends to nominate a person for election as a director, (a) at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary, the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made and (b) at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

The directors are determined with a plurality of the votes cast by the shareholders and there is no cumulative voting for elections of directors, subject to the following:

•        for so long as Wasef Jabsheh, his family and/or their affiliates own at least 10% of the issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint two directors to the board;

•        for so long as Wasef Jabsheh, his family and/or their affiliates own at least 5% of the issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint one director to the board; and

•        the remaining directors are elected by the shareholders.

The following sets forth certain information concerning the persons who are expected to serve as Pubco’s directors and executive officers following the consummation of the Business Combination:

Directors and Executive Officers	Age	Position/Title
Wasef Jabsheh	76	Chief Executive Officer and Director
Walid Wasef Jabsheh	43	President and Director
Hatem Wasef Jabsheh	40	Chief Operating Officer
Pervez Rizvi	58	Group Chief Financial Officer
Andreas Loucaides	67	Chief Executive Officer, IGI UK
Michael T. Gray	59	Director
Andrew J. Poole	38	Director

Biographical information for Messrs. Gray and Poole is set forth in the section entitled “Other Information Related to Tiberius — Directors and Executive Officers”. Biographical information concerning the other directors and executive officers listed above is set forth below.

Wasef Jabsheh founded IGI in 2001, has served as the Chief Executive Officer and Vice Chairman of IGI since 2011 and is expected to serve as the Chief Executive Officer and a director of Pubco following the consummation of the Business Combination. Wasef Jabsheh has specialised in marine and energy insurance for more than 40 years in various prominent roles with Kuwait Insurance Co and with ADNIC from the mid-1970s to the late 1980s. In 1989, Wasef established Middle East Insurance Brokers and two years later founded International Marine & General Insurance Co. He also served as a member of the board of directors of HCC Insurance Holdings Inc. from 1994 until 1997.

Walid Jabsheh is currently the President of IGI and is expected to serve as President and a director of Pubco following the consummation of the Business Combination. Walid Jabsheh began his career at Manulife Reinsurance in Toronto, Canada and later joined LDG Reinsurance Corporation, a subsidiary of Houston Casualty Co, in 1998 where he served as Senior Underwriter managing a $30 million book of treaty and facultative business. Walid joined International General Insurance Co Ltd at the time of its founding in 2002. As President of the company, he has played a pivotal role in the growth and development of IGI.

Hatem Jabsheh has been IGI’s Group Chief Operating Officer since 2017, and IGI’s Chief Investment Officer since 2010. Hatem began his career in 2001 with Spear, Leads, and Kellogg, a subsidiary of Goldman Sachs. He worked in several pits at the CBOE (Chicago Board Options Exchange) and CME (Chicago Mercantile Exchange) as a primary market maker. He then moved to Amman, Jordan in 2004 to set up Indemaj Financial, an asset management and brokerage company, which he successfully sold in 2009. In 2006, Hatem set up Indemaj Technology, an open-source web development company, which was also later sold in 2012. Hatem’s professional career of 17 years spans executive roles in the asset management sector and reinsurance, all underscored by an aim to promote innovation and transformation. He is actively involved in the tech community, promoting disruption within the reinsurance industry. Hatem currently serves on the Boards of the Swiss Jordanian Business Club and the United Cable Industries Company. Hatem is a graduate of Marquette University with a dual major in International Business and Finance and a minor in History.

Pervez Rizvi is currently the Group Chief Financial Officer of IGI and is expected to serve as Chief Financial Officer of Pubco following the consummation of the Business Combination. Pervez joined IGI in 2015 as Group Chief Financial Officer. He has over 26 years of experience in Insurance and Banking. He obtained Bachelor of Commerce in Accounts and Management followed by CA (India) and CPA (USA). Pervez is a fellow member of Institute of Chartered Accountants of India. Pervez began his Insurance career with Life Insurance Corporation of India in 1989 and later joined Oman National Insurance Company in Oman. He worked with HSBC Bank in UAE and Malaysia and Zurich Financial Services in DIFC in the senior management role. His last assignment was with an Islamic Insurance Company in Abu Dhabi, UAE as CFO.

Andreas Loucaides is currently the Chief Executive Officer, IGI UK, and is expected to continue to serve as Chief Executive Officer, IGI UK, following the consummation of the Business Combination. Andreas has been the CEO of IGI UK since 2015. He began his career in the insurance industry in 1971, joining syndicate 702 at Lloyd’s which was sold to Markel in 2000. He later founded a startup insurance company, PRI Group Plc (an FSA licensed A- rated AIM listed company with a market cap of £120m) in 2002 as Chief Executive Officer. Following the profitable sale of PRI Group plc to Brit Holdings, Andreas joined Catlin UK in 2004 as the Chief Executive Officer. In 2008, he joined Jubilee Group at Lloyd’s as the CEO, overseeing the sale to Ryan Specialty Group in 2011. In 2012, Andreas joined Lloyd’s Syndicate 2526., assisting with the sale to AmTrust and supporting AmTrust in the purchase of Sagicor at Lloyd’s.

Family Relationships

Wasef Jabsheh, IGI’s Chief Executive Officer and Vice Chairman, is the father of Walid Jabsheh, IGI’s President, and Hatem Jabsheh, IGI’s Chief Operating Officer. He is also the father of Hani Jabsheh, currently a non-executive director of IGI, and the uncle of Mohammad Abu Gazaleh, currently the Chairman of the Board of Directors of IGI.

Independence of Directors

As a foreign private issuer, Pubco is not required to have a majority of independent directors. However, Pubco expects to have a majority of independent directors upon consummation of the Business Combination. The independent directors are expected to be Michael Gray and three directors to be selected by IGI prior to the consummation of the Business Combination.

Meetings and Committees of the Board of Directors

Upon consummation of the Business Combination, Pubco will establish an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee Information

Effective upon consummation of the Business Combination, Pubco will establish an audit committee comprised of independent directors as required by applicable SEC rules. It is expected that the audit committee will initially consist of             ,             and             . The audit committee financial expert as required by SEC rules will be             . The audit committee will have a written charter. The purpose of the audit committee will be, among other things, to appoint, retain, set the compensation of, and supervise Pubco’s independent accountants, review the results and scope of the audit and other accounting related services and review Pubco’s accounting practices and systems of internal accounting and disclosure controls.

Nominating/Governance Committee Information

As a foreign private issuer, Pubco is not required to have a nominating/governance committee or a nominating/governance committee composed entirely of independent directors. However, Pubco has determined that effective upon consummation of the Business Combination, Pubco will establish a nominating/governance committee of the board of directors comprised of             ,             and             . The committee will have a written charter. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on Pubco’s board of directors.

Compensation Committee Information

As a foreign private issuer, Pubco is not required to have a compensation committee or a compensation committee consisting only of independent directors. However, Pubco has determined that, effective upon consummation of the Business Combination, the board of directors of Pubco will establish a compensation committee. It is expected that the compensation committee will initially consist of             ,             and             . The compensation committee will have a written charter. The purpose of the compensation committee will be to review and approve compensation paid to Pubco’s officers and directors and to administer Pubco’s incentive compensation plans, including authority to make and modify awards under such plans.

Approval of Certain Transactions

Pubco’s board of directors may approve the following transactions only if each Jabsheh Director votes in favor of such transactions:

(i)     sell or dispose of all or substantially all of the assets of Pubco and its subsidiaries on a consolidated basis;

(ii)    enter into any transaction in which a third party acquires 25% or more of the common shares of Pubco;

(iii)   enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

(iv)   alter the size of the board of directors;

(v)    incur debt in an amount of $50 million (or other equivalent currency) or more; and

(vi)   issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of Pubco.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Tiberius

The following table sets forth information regarding the beneficial ownership of Tiberius Common Stock as of the date of this proxy statement/prospectus based on information obtained from the persons named below:

•        each person known by Tiberius to be the beneficial owner of more than 5% of the outstanding shares of Tiberius Common Stock;

•        each of Tiberius’s executive officers and directors; and

•        all Tiberius executive officers and directors as a group.

Unless otherwise indicated, Tiberius believes that all persons named in the table have sole voting and investment power with respect to all shares of Tiberius Common Stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock(1)
Lagniappe Ventures LLC	4,252,500	19.7%
Michael T. Gray(2)	4,252,500	19.7%
Andrew Poole(3)	—	*
Bryce Quin(3)	—	*
C. Allen Bradley, Jr.(3)	40,000	*
Senator E. Benjamin Nelson(3)	15,000	*
John D. Vollaro(3)	15,000	*
John W. Hayden(3)	15,000	*
Michael Millhouse(3)	—	*
All officers and directors as a group (eight individuals)	4,337,500	20.1%
Weiss Asset Management LP(4)	1,392,562	6.5%
Polar Asset Management Partners Inc.(5)	1,714,300	8.0%
Weiss Multi-Strategy Advisers LLC(6)	1,327,700	6.2%
HGC Investment Management Inc.(7)	1,348,200	6.3%
Linden Advisors LP(8)	1,284,745	6.0%

____________

*        Less than 1 percent.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 3601 N Interstate 10 Service Rd W, Metairie, LA 70002. For purposes of determining the percentage of outstanding shares, the total number of shares outstanding at September 30, 2019 was 21,562,500.

(2)      These shares represent the founder shares held by the Sponsor (Lagniappe Ventures LLC). Michael T. Gray, the Executive Chairman and Chief Executive Officer of Tiberius, is the managing member of the Sponsor. Consequently, Mr. Gray may be deemed the beneficial owner of the founder shares held by the Sponsor. Mr. Gray has sole voting and dispositive control over such securities. Excludes 4,500,000 warrants, each of which entitles the holder to acquire a share of Tiberius Common Stock at a price of $11.50. Excludes 1,960,284 shares of Tiberius Common Stock which the Sponsor, Michael Gray and Andrew Poole have committed to purchase at Closing if needed to satisfy the Minimum Cash Condition. Does not give effect to the Sponsor’s transfer of 1,000,000 shares to Wasef Jabsheh and 39,200 shares to Argo, which the Sponsor has agreed to do at the Closing under the Sponsor Share Letter.

(3)      Other than as set forth above none of Tiberius’s officers or directors owns any shares of Tiberius Common Stock. In addition, each of Mr. Poole and Mr. Quin has a pecuniary interest in shares of Tiberius Common Stock through their respective ownership of membership interests in the Sponsor. Neither Mr. Poole nor Mr. Quin has voting or dispositive power over Tiberius securities held by the Sponsor. Excludes 10,000 shares of Tiberius Common Stock which Michael Millhouse has agreed to purchase at the closing of the Business Combination. Excludes 9,805 shares of Tiberius Common Stock which John W. Hayden has agreed to purchase at the closing of the Business Combination.

(4)      According to a Schedule 13G/A filed with the SEC on February 14, 2019, Weiss Asset Management L.P., BIP GP, WAM GP, and Andrew M. Weiss, Ph.D., each share voting and dispositive power with respect to 1,392,562 shares of Tiberius Common Stock. Shares reported therein for BIP GP include shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP is the sole general partner. Weiss Asset Management L.P. is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Asset Management L.P. Andrew Weiss is the managing member of WAM GP and BIP GP. Shares reported for WAM GP, Andrew Weiss and Weiss Asset Management L.P. include shares beneficially owned by the Partnership (and reported above for BIP GP). The business address for each of these reporting persons is 222 Berkeley St., 16th Floor, Boston, MA 02116.

(5)      According to a Schedule 13G filed with the SEC on February 11, 2019, Polar Asset Management Partners Inc. holds sole voting and dispositive power with respect to 1,714,300 shares of Tiberius Common Stock. The business address for the reporting person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(6)      According to a Schedule 13G/A filed with the SEC on February 12, 2019, Weiss Multi-Strategy Advisers LLC holds shared voting and dispositive power with George A. Weiss with regard to 1,327,700 shares of Tiberius Common Stock. Such shares are owned by advisory clients of Weiss Multi-Strategy Advisers LLC and George Weiss is the managing member of Weiss Multi-Strategy Advisers LLC. The business address of each of the reporting persons is One State Street, 20th Floor, Hartford, CT 06103. Excludes 980,392 shares of Tiberius Common Stock which the reporting person has agreed to purchase at the closing of the Business Combination.

(7)      According to a Schedule 13G filed with the SEC on February 13, 2019, HGC Investment Management Inc. has voting and dispositive power with regard to 1,348,200 shares of Tiberius Common Stock. The business address of the reporting person is 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9, Canada.

(8)      According to a Schedule 13G/A filed with the SEC on January 14, 2020, Linden Advisors LP has shared dispositive power with Siu Min Wong with respect to 1,284,745 shares of Tiberius Common Stock, and Linden Capital L.P. has shared dispositive power with Linden GP LLC with regard to 1,151,339 shares of Tiberius Common Stock. Such shares are held for the account of Linden Capital L.P. and one or more separately managed accounts, and Siu Min Wong is the principal owner and controlling person of Linden Advisors LP and Linden GP LLC. The business address is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda, for Linden Capital L.P. and 590 Madison Avenue, 15th Floor, New York, New York 10022 for each of Linden Advisors LP, Linden GP LLC and Siu Min Wong.

Security Ownership of IGI

The following table sets forth information regarding the beneficial ownership of IGI’s common stock as of the date of this proxy statement/prospectus based on information obtained from the persons named below:

•        each person known by IGI to be the beneficial owner of more than 5% of the outstanding shares of IGI common stock;

•        each of IGI’s executive officers and directors; and

•        all IGI executive officers and directors as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock(1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	62,208,531	46.4%
Mohammad Ahmad Abu Ghazaleh(3)	9,850,000	7.4%
Khalifah al Mulhem	1,716,591	1.3%
Hani Jabsheh(4)	571,942	0.4%
David D. Anthony	—	—
Anwar Al Jabri	—	—
David King	—	—
Walid Jabsheh(5)	1,046,654	0.8%
Hatem Jabsheh(6)	937,500	0.7%
Pervez Rizvi	—	—
Andreas Loucaides	—	—
All Directors and Executive Officers as a group (11) individuals)	76,881,218	57.4%

Other 5% Holders
Oman International Development & Investment Company SAOG	28,675,104	21.4%
Argo Re Ltd.	18,686,229	13.9%
Ameer Abu Ghazaleh(7)	7,900,000	5.9%

____________

*        Less than 1%

(1)      The percentage of beneficial ownership of IGI in the table above is calculated based on 134,025,678 shares of IGI Common Stock outstanding as of the date of this proxy statement/prospectus (excluding treasury shares).

(2)      Wasef Jabsheh’s ownership does not include 3,060,673 shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(3)      Mohammad Ahmad Abu Ghazaleh’s ownership includes 250,000 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Abu Ghazaleh’s ownership does not include 7,900,000 shares beneficially owned by his brother or 550,000 shares owned by his adult children, as Mr. Abu Ghazaleh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(4)     Hani Jabsheh’s ownership includes 225,000 shares owned by his wife and children, for which shares he disclaims beneficial ownership. Mr. Jabsheh’s ownership does not include 2,488,731 shares beneficially owned by his brothers or 62,208,531 shares owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(5)      Walid Jabsheh’s ownership includes 325,000 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Jabsheh’s ownership does not include 2,014,019 shares beneficially owned by his brothers or 62,208,531 shares owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(6)      Hatem Jabsheh’s ownership includes 102,000 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Jabsheh’s ownership does not include 2,123,173 shares beneficially owned by his brothers or 62,208,531 shares owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(7)      Ameer Abu Ghazaleh’s ownership does not include 10,400,000 shares beneficially owned by his brother, as Mr. Abu Ghazaleh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

Security Ownership of Certain Beneficial Owners and Management of Pubco

The following table sets forth the following beneficial ownership information:

•        the beneficial ownership of shares of Tiberius Common Stock as of the record date by each of Tiberius’s directors and officers, all of Tiberius’s directors and officers as a group and each 5% holder of Tiberius;

•        the beneficial ownership of Pubco common shares after giving effect to the Business Combination by each of Tiberius’s directors and officers, all of Tiberius’s directors and officers as a group and each 5% holder of Tiberius, assuming both (1) no redemptions by Tiberius’s stockholders and (2) the maximum potential number of redemptions by Tiberius’s stockholders; and

•        the beneficial ownership of Pubco common shares following the Business Combination by each of Pubco’s directors and officers, all of Pubco’s directors and officers as a group and each 5% holder of Pubco, assuming both (1) no redemptions by Tiberius’s stockholders and (2) the maximum potential number of redemptions by Tiberius’s stockholders.

			Pubco Post-Business Combination
	Tiberius Pre-Business Combination(1)		(assuming no redemptions by Tiberius stockholders)(2)		(assuming maximum redemptions by Tiberius stockholders)(3)
Name and Address of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Directors and Executive Officers of Tiberius Pre-Business Combination:
Michael T. Gray(4)	4,252,500	19.7	1,300,000	2.5	3,015,686	7.6
Andrew Poole(5)	—	—	—	—	245,098	—
Bryce Quin(5)	—	—	—	—	—	—
C. Allen Bradley, Jr.	40,000	*	40,000	*	40,000	*
Senator E. Benjamin Nelson	15,000	*	15,000	*	15,000	*
John D. Vollaro	15,000	*	15,000	*	15,000	*
John W. Hayden(5)	15,000	*	24,805	*	24,805	*
Michael Millhouse(5)	—	—	10,000	—	10,000	—
All directors and executive officers of Tiberius pre-Business Combination as a group (eight individuals)(6)	4,337,500	20.1	1,404,805	2.7	3,365,589	8.4

Five Percent Holders (Tiberius):
Lagniappe Ventures LLC(4)	4,252,500	19.7	1,300,000	2.5	3,015,686	7.6
Weiss Asset Management LP(7)	1,392,562	6.5	1,392,562	2.7	—	—
Polar Asset Management Partners Inc.(8)	1,714,300	8.0	1,714,300	3.3	—	—
Weiss Multi-Strategy Advisers LLC(9)	1,327,700	6.2	2,308,092	4.4	2,308,092	5.8
HGC Investment Management Inc.(10)	1,348,200	6.3	1,348,200	2.6	—	—
Linden Advisors LP(11)	1,284,745	6.0	1,284,745	2.5	—	—
Church Mutual Insurance Company			3,300,000	6.3	3,300,000	8.3

Directors and Executive Officers Post-Business Combination
Wasef Jabsheh(12)	—	—	11,697,544	22.4	11,697,544	29.3
Walid Wasef Jabsheh(13)	—	—	254,571	*	254,571	*
Hatem Wasef Jabsheh(14)	—	—	228,022	*	228,022	*
Pervez Rizvi	—	—	—	—	—	—
Andreas Loucaides	—	—	—	—	—	—
Michael T. Gray(4)	—	—	1,300,000	2.5	3,015,686	7.6
Andrew J. Poole(5)	—	—	—	—	245,098	—
All directors and executive officers of Pubco post-Business Combination as a group (seven individuals)(15)	—	—	13,480,137	25.9	15,440,921	38.7

Five Percent Holders (IGI):
Oman International Development & Investment Company SAOG			6,644,044	12.7	6,644,044	16.7
Argo Re Limited(16)			4,329,614	8.3	4,329,614	10.9
Mohammed Abu Ghazaleh(17)			2,282,253	4.4	2,282,253	5.73

____________

(1)      The pre-Business Combination percentage of beneficial ownership of Tiberius in the table above is calculated based on 21,562,500 shares of Tiberius Common Stock outstanding as of the date of this proxy statement/prospectus.

(2)      Assumes no redemptions by Tiberius IPO shareholders and 100% participation by IGI shareholders. Assumes June 30, 2019 book value of IGI of $308.6 million (after adding back IGI transaction expenses), an acquisition price-to-book multiple of 1.22x as agreed in the Business Combination Agreement and a redemption price of Tiberius Common Stock of $10.45. Percentages are based on 52,137,783 Pubco common shares outstanding following the consummation of the Business Combination.

(3)      Assumes 83.5% redemptions by Tiberius IPO shareholders and 100% participation by IGI shareholders. Assumes June 30, 2019 book value of IGI of $308.6 million (after adding back IGI transaction expenses), an acquisition price-to-book multiple of 1.22x as agreed in the Business Combination Agreement and a redemption price of Tiberius Common Stock of $10.45. Percentages are based on 39,855,922 Pubco common shares outstanding following the consummation of the Business Combination.

(4)      Prior to the Business Combination, Tiberius’s Sponsor, Lagniappe Ventures LLC, owned 4,252,500 shares of Tiberius Common Stock. Michael T. Gray, the Executive Chairman and Chief Executive Officer of Tiberius, is the managing member of the Sponsor. Consequently, Mr. Gray may be deemed the beneficial owner of the shares held by the Sponsor. Mr. Gray has sole voting and dispositive control over such securities. Prior to the Business Combination, excludes 4,500,000 warrants, each of which entitles the holder to acquire a share of Tiberius Common Stock at a price of $11.50. After the Business Combination: (i) gives effect to Sponsor’s transfer of 1,000,000 shares to Wasef Jabsheh and 39,200 shares to Argo; (ii) does not reflect Sponsor’s ownership of 1,973,300 contingent unvested shares, including 800,000 shares that vest at $11.50 per share, 160,800 shares that vest at $12.75 per share, 550,000 shares that vest at $14.00 per share and 462,500 shares that vest at $15.25 per share; and (iii) in the column assuming maximum redemptions, gives effect to the issuance of 1,715,686 shares of Tiberius Common Stock which The Gray Insurance Company and Michael Gray have committed to purchase at Closing if needed to satisfy the Minimum Cash Condition.

(5)      Other than as set forth in the table above, none of Tiberius’s officers or directors currently owns any shares of Tiberius Common Stock. In addition, each of Mr. Poole and Mr. Quin owns a pecuniary interest in shares of Tiberius Common Stock through their respective ownership of membership interests in the Sponsor. Neither Mr. Poole nor Mr. Quin has voting or dispositive power over Tiberius securities held by the Sponsor. Prior to the Business Combination, excludes 10,000 shares of Tiberius Common Stock which Michael Millhouse has agreed to purchase at the Closing of the Business Combination. Prior to the Business Combination, excludes 9,805 shares of Tiberius Common Stock which John W. Hayden has agreed to purchase at the Closing of the Business Combination. Following the Business Combination, in the column assuming maximum redemptions, gives effect to the issuance of 245,098 shares of Tiberius Common Stock which Andrew Poole has committed to purchase at Closing if needed to satisfy the Minimum Cash Condition.

(6)      Unless otherwise indicated, the business address of each of the individuals is 3601 N Interstate 10 Service Rd W Metairie, LA.

(7)      According to a Schedule 13G/A filed with the SEC on February 14, 2019, Weiss Asset Management L.P., BIP GP, WAM GP, and Andrew M. Weiss, Ph.D., each share voting and dispositive power with respect to 1,392,562 shares of Tiberius Common Stock. Shares reported therein for BIP GP include shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP is the sole general partner. Weiss Asset Management L.P. is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Asset Management L.P. Andrew Weiss is the managing member of WAM GP and BIP GP. Shares reported for WAM GP, Andrew Weiss and Weiss Asset Management L.P. include shares beneficially owned by the Partnership (and reported above for BIP GP). The business address for each of these reporting persons is 222 Berkeley St., 16th Floor, Boston, MA 02116.

(8)      According to a Schedule 13G filed with the SEC on February 11, 2019, Polar Asset Management Partners Inc. holds sole voting and dispositive power with respect to 1,714,300 shares of Tiberius Common Stock. The business address for the reporting person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(9)      According to a Schedule 13G/A filed with the SEC on February 12, 2019, Weiss Multi-Strategy Advisers LLC holds shared voting and dispositive power with George A. Weiss with regard to 1,327,700 shares of Tiberius Common Stock. Such shares are owned by advisory clients of Weiss Multi-Strategy Advisers LLC and George Weiss is the managing member of Weiss Multi-Strategy Advisers LLC. The business address of each of the reporting persons is One State Street, 20th Floor, Hartford, CT 06103. Excludes 980,392 shares of Tiberius Common Stock which the reporting person has agreed to purchase at the Closing of the Business Combination.

(10)    According to a Schedule 13G filed with the SEC on February 13, 2019, HGC Investment Management Inc. has dispositive power with regard to 1,348,200 shares of Tiberius Common Stock. The business address of the reporting person is 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9, Canada.

(11)    According to Schedule 13G/A filed with the SEC on January 14, 2020, Linden Capital L.P. has shared dispositive power with Linden GP LLC with regard to 1,151,339 shares of Tiberius Common Stock, and Linden Advisors LP has shared dispositive power with Siu Min Wong with respect to 1,284,745 shares of Tiberius Common Stock. Such shares are held for the account of Linden Capital L.P. and one or more separately managed accounts, and Siu Min Wong is the principal owner and controlling person of Linden Advisors LP and Linden GP LLC. The business address is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda, for Linden Capital L.P. and 590 Madison Avenue, 15th Floor, New York, New York 10022 for each of Linden Advisors LP, Linden GP LLC and Siu Min Wong.

(12)    Excludes 600,000 contingent shares that vest at $11.50 per share and 400,000 contingent shares that vest at $12.75 per share. Excludes 4,000,000 warrants to purchase common shares at a price of $11.50 per share. Wasef Jabsheh’s ownership does not include 744,428 shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(13)    Walid Jabsheh’s ownership includes 79,048 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Jabsheh’s ownership does not include 489,857 shares beneficially owned by his brothers or 11,697,544 shares owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(14)    Hatem Jabsheh’s ownership includes 24,809 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Jabsheh’s ownership does not include 516,406 shares beneficially owned by his brothers or 11,697,544 shares owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

(15)    Unless otherwise indicated, the business address of each of the individuals is 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan.

(16)    Excludes 39,200 contingent shares that vest at $12.75 per share. Excludes 500,000 warrants to purchase common shares at a price of $11.50 per share.

(17)    Mohammad Ahmad Abu Ghazaleh’s ownership includes 57,925 shares owned by his wife, for which shares he disclaims beneficial ownership. Mr. Abu Ghazaleh’s ownership does not include 1,830,436 shares beneficially owned by his brother or 128,595 shares owned by his adult children, as Mr. Abu Ghazaleh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Tiberius or its securities, the Sponsor and officers and directors of Tiberius, as well as IGI and/or its affiliates, may enter into a written plan to purchase Tiberius securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. The ownership percentages listed above do not include any such shares that may be purchased after the record date.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Tiberius or its securities, the Sponsor and officers and directors of Tiberius as well as IGI or IGI’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Tiberius Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the holders of a majority of the public shares present and entitled to vote at the Special Meeting approve the Business Combination Proposal that Tiberius will have at least $5,000,001 of net tangible assets upon the consummation of the Business Combination after taking into account holders of public shares that properly demanded redemption of their public shares into cash and that Tiberius satisfies the Minimum Cash Condition. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in the value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Tiberius Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on the market price of Tiberius Common Stock. For example, as a result of these arrangements, an investor or holder may have Tiberius, IGI or their respective affiliates effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Tiberius will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals included herein or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

EXECUTIVE COMPENSATION

Tiberius Executive Officer and Director Compensation

Tiberius is an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act, and the following is intended to comply with the scaled disclosure requirements applicable to emerging growth companies. Tiberius has agreed to pay its Chief Investment Officer $12,500 per month until the earlier of its liquidation or the consummation of its initial business combination. None of the other executive officers or directors of Tiberius has received any compensation for services rendered to Tiberius. Other than the monthly salary paid to its Chief Investment Officer, no fees of any kind, including finders, consulting or other similar fees, will be paid to any of Tiberius’s existing stockholders, including its officers and directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of the Business Combination. Since its formation, Tiberius has not granted any stock options, stock appreciation rights, or any other equity or equity-based awards under long-term incentive plans to any of its executive officers or directors.

Tiberius’s executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than Tiberius’s board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. As of the date of this proxy statement/prospectus, all expenses of Tiberius officers and directors relating to the Business Combination have been paid by Tiberius and there are no unpaid reimbursable expenses.

IGI’s Executive Officer and Director Compensation

Compensation of key management personnel of IGI, consisting of salaries and benefits, was $10.1 million for the year ended December 31, 2018 and $8.4 million for the year ended December 31, 2017. Out of the total amount of key management personnel compensation, long-term benefits included $423,547 in 2018 and $318,076 in 2017. These long-term benefits have been granted pursuant to a phantom share option plan linked to the value of an ordinary share of IGI as approved by the board of directors during 2011. The scheme is applicable to senior executives responsible for the management, growth and protection of business of IGI. The amount of bonus is determined by reference to the increase in the book value of shares covered by the option. No shares are actually issued or transferred to the option holder on the exercise of the option. The options vest equally over a span of five years starting on the first anniversary of continued employment following the date on which it is granted. The bonus due amounts to the excess of book value of shares on vesting date over grant date as determined in the latest audited financial statements as of 31 of December of the year prior to vesting and grant date respectively plus an additional 20% on the value of the excess. This phantom stock will automatically accelerate and be paid out at the closing of the Business Combination. IGI does not pay any compensation to directors who are executives of IGI. For non-executive directors, IGI pays an annual retainer fee and meeting fees. In 2018, all of the non-executive directors collectively were paid $363,015 for their services on IGI’s board.

Pubco Executive Officer and Director Compensation Following the Business Combination

The policies of Pubco with respect to the compensation of its executive officers following the Business Combination will be administered by Pubco’s board in consultation with its compensation committee (as described above). The compensation policies followed by Pubco will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding potential and to establish an appropriate relationship between executive compensation and the creation of stockholder value. To meet these goals, the compensation committee will be charged with recommending executive compensation packages to Pubco’s board of directors.

It is anticipated that performance-based and equity-based compensation will be an important foundation of the executive compensation package as Pubco believes it is important to maintain a strong link between executive incentives and the creation of stockholder value. Pubco believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Pubco intends to be competitive with other similarly situated companies in the industry following completion of the Business Combination.

The compensation decisions regarding Pubco’s executives will be based on Pubco’s need to attract individuals with the skills necessary for Pubco to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above Pubco’s expectations.

Since Pubco’s compensation committee will not be formed until the consummation of the Business Combination, Pubco has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

In addition to the guidance provided by its compensation committee, Pubco may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Pubco’s compensation committee will be charged with performing an annual review of Pubco’s executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Compensation Components

Base Salary.    Upon consummation of the Business Combination, Pubco intends to preserve the cash compensation of its executive officers, until the compensation committee has adequate opportunity to assess its executives’ compensation. Pubco will seek to maintain base salary amounts at or near the industry norms, while avoiding paying amounts in excess of what it believes is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses.    Pubco intends to utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.

Equity Awards.    Pubco intends to establish an equity incentive plan to incentivize its employees, consultants, advisors and other persons who perform services for Pubco. A description of the 2020 Omnibus Equity Incentive Plan and the awards that may be made under this plan is set forth in the section entitled “The Incentive Compensation Plan Proposal.”

Severance Benefit.    Pubco currently has no severance benefits plan. Pubco may consider the adoption of a severance plan for executive officers and other employees in the future.

Director and Consultant Compensation.    Pubco currently does not have a definitive compensation plan for its future directors or consultants. Pubco, working with the compensation committee, anticipates setting director and consultant compensation at a level comparable with those directors and consultants with similar positions at comparable companies.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Tiberius Related Person Transactions

In December 2015, the Sponsor purchased 4,312,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. In December 2017, the Sponsor transferred 15,000 Founder Shares to each of the four independent director nominees of Tiberius. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20.0% of the outstanding shares upon the completion of the IPO. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ over-allotment exercise in full in March 2018, none of the Founder Shares are currently subject to forfeiture.

The Sponsor purchased an aggregate of 4,500,000 warrants at a price of $1.00 per warrant ($4,500,000 in the aggregate) in a private placement that occurred simultaneously with the closing of the IPO. Each private placement warrant entitles the holder to purchase one share of Tiberius Common Stock at $11.50 per share. The private placement warrants (including the common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of Tiberius’s initial business combination.

In March 2018, the Sponsor extended a loan to the Company in the amount of $1,725,000, inclusive of $225,000 as a result of the exercise of the underwriter’s over-allotment option, which is non-interest bearing and will which will become due upon the completion of a business combination. In addition, in order to finance transaction costs in connection with an intended business combination, the Sponsor or an affiliate of the Sponsor or certain officers and directors of Tiberius may, but are not obligated to, loan Tiberius funds as may be required. If Tiberius completes its business combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to it. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. In August 2019, Tiberius issued an unsecured promissory note in the amount of up to $1,000,000 to the Sponsor. The note bears no interest and is repayable in full upon the earlier of consummation of the initial business combination of Tiberius and its winding up. As of September 30, 2019, Tiberius borrowed $150,000 under such note for working capital purposes. Up to $2,000,000 of such loans (including the loans from the Sponsor) may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants discussed above, though the Sponsor loan warrants would be identical to the public warrants, except that they would not be redeemable by Tiberius and would be exercisable on a cashless basis. Other than the currently existing loan from the Sponsor, the terms of such loans by the Sponsor and officers and directors of Tiberius, if any, have not been determined and no written agreements exist with respect to such loans.

If any of its officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to Tiberius. Certain executive officers and directors of Tiberius currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to Tiberius.

Tiberius has agreed to pay its Chief Investment Officer $12,500 per month until the earlier of its liquidation or the consummation of its initial business combination. Tiberius paid a total of $37,500 and $112,500 during the three and nine months ended September 30, 2019, respectively. It paid a total of $37,500 and $75,000 during the three and nine months ended September 30, 2019, respectively. In addition, an amount of $6,250 is included in Accounts payable and accrued expenses as of September 30, 2019.

Tiberius has entered into an Administrative Services Agreement pursuant to which it will pay the Sponsor, an affiliate of its Executive Chairman and Chief Executive Officer, a total of $10,000 per month for office space, utilities and secretarial support. Upon completion of its initial business combination or its liquidation, Tiberius will cease paying these monthly fees. Tiberius paid a total of $30,000 and $60,000 during the three and nine months ended September 30, 2019, respectively, and did not pay any amounts pursuant to this agreement during the three and nine months ended September 30, 2019. As a result of such non-payment, an amount of $95,000 was included in Due to Sponsor as of September 30, 2019.

Pursuant to the forward purchase contracts Tiberius has entered into with its anchor investor and co-anchor investors, Tiberius has granted the anchor investor and each co-anchor investor the right to each appoint a single observer to its Board of Directors. Such observers do not have voting rights. Each of the anchor investors and co-anchor investors has appointed a board observer. Michael Millhouse, a director of Tiberius, was designated by Church, Tiberius’s anchor investor.

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Tiberius’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee of Tiberius will review on a quarterly basis all payments that were made to Tiberius’s sponsor, officers, directors or Tiberius’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Tiberius’s behalf.

Prior to the closing of the IPO, the Sponsor loaned and advanced a total of $319,540 used for a portion of the expenses of the offering. These amounts were non-interest bearing, unsecured and were repaid out of working capital during the quarter ended June 30, 2018.

After the Business Combination, any member of the Tiberius management team who join the IGI management team may be paid consulting, management or other fees from Pubco with any and all amounts being fully disclosed to stockholders of Pubco, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to stockholders of Pubco. However, the amount of such compensation may not be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider the initial business combination of Tiberius, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Tiberius has entered into a registration rights agreement with respect to the founder shares and private placement warrants. Tiberius will enter into an amendment to the registration rights agreement in connection with the Closing of the Business Combination.

Tiberius Policy Regarding Transactions with Related Persons

The audit committee of Tiberius reviews and approves any related person transaction it proposes to enter into. The audit committee charter of Tiberius details the policies and procedures relating to transactions that may present actual, potential or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interest of our company and our stockholders.

In determining whether to approve a related party transaction, the audit committee must consider, among other factors, the following factors to the extent relevant:

•        whether the terms of the transaction are fair to Tiberius and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for Tiberius to enter into the transaction;

•        whether the transaction would impair the independence of an outside director; and

•        whether the transaction would present an improper conflict of interest for any director or executive officer.

Any member of the audit committee who has an interest in the transaction under discussion must abstain from any voting regarding the transaction, but may, if so requested by the chairman of the audit committee, participate in some or all of the audit committee’s discussions of the transaction. Upon completion of its review of the transaction, the audit committee may determine to permit or to prohibit the transaction.

IGI Related Person Transactions and Policies

IGI rented a boat for business promotion from a company owned by a major shareholder in 2018, 2017 and 2016. The total expense related to this rental which was charged to general and administrative expenses was $211,058, $211,739 and $476,836 in the years ended December 31, 2018, 2017 and 2016, respectively. In addition IGI has paid aircraft management fees amounting to $84,000 in 2018 and $168,221 in 2017 to Arab Wings Co., a company owned by a major shareholder of IGI and its subsidiaries. In 2018, IGI entered into a share buyback agreement with a major shareholder whereby 7 million treasury shares were purchased for $15 million. In 2019, IGI entered into a share buyback agreement with a major shareholder in which 2.35 million shares were purchased for $5 million.

Transactions Related to the Business Combination

Sponsor Share Letter

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Sponsor, Tiberius, IGI, Wasef Jabsheh and Argo entered into a letter agreement (the “Sponsor Share Letter”), to which Pubco became a party after the date thereof by executing and delivering a joinder thereto, pursuant to which the Sponsor agreed (a) to transfer to Wasef Jabsheh at the Closing (i) 4,000,000 of its Tiberius private warrants (which will become Pubco private warrants at the Closing) and (ii) 1,000,000 of its Tiberius founder shares (represented by Pubco common shares issued in exchange therefor in the Merger) (the “Jabsheh Earnout Shares”), with such Jabsheh Earnout Shares being subject to certain vesting and share acquisition provisions as set forth therein, (b) to transfer to Argo at the Closing (i) 500,000 of its Tiberius private warrants (which will become Pubco private warrants at the Closing) and (ii) 39,200 of its Tiberius founder shares (represented by Pubco common shares issued in exchange therefor in the Merger) (the “Argo Earnout Shares”), with such Argo Earnout Shares being subject to certain vesting and share acquisition provisions as set forth therein, (c) effective upon the consummation of the Business Combination to subject 1,973,300 of its Tiberius founder shares (represented by Pubco common shares issued in exchange therefor in the Merger) (the “Sponsor Earnout Shares” and, together with the Jabsheh Earnout Shares and the Argo Earnout Shares, the “Earnout Shares”) to potential vesting and share acquisition obligations as set forth therein, (d) to waive its right to convert any loans outstanding to Tiberius into Tiberius warrants and/or Pubco warrants so long as such loans are repaid at Closing, and (e) to not, without the prior written consent of IGI, seek or agree to a waiver or amendment of or terminate the provisions of the letter agreement, dated as of March 15, 2018 (the “Insider Letter”), by and among Tiberius, Sponsor and certain other insiders named therein, regarding the Sponsor’s agreements therein not to redeem any of its Tiberius securities in connection with the Closing, not to transfer any of its Tiberius securities prior to the Closing and to vote in favor of the Business Combination at the Special Meeting of Tiberius shareholders.

The Earnout Shares will not be permitted to be transferred by any of Wasef Jabsheh, Argo or the Sponsor unless and until they vest in accordance with the requirements of the Sponsor Share Letter. Any Earnout Shares that fail to vest on or prior to the eight year anniversary of the Closing (the period from the Closing until such date, the “Earnout Period”) will be transferred to Pubco for cancellation. Unless and until any Earnout Shares are transferred to Pubco for cancellation, each of Wasef Jabsheh, Argo and the Sponsor will own all rights to such Earnout Shares, subject to the transfer restrictions. The Earnout Shares will vest and no longer be subject to acquisition by Pubco for cancellation as follows:

Holder	Number of Earnout Shares	Pubco Share Price Threshold*
Jabsheh	600,000	$11.50
	400,000	$12.75
Argo	39,200	$12.75
Sponsor	800,000	$11.50
	160,800	$12.75
	550,000	$14.00
	462,500	$15.25

____________

*        Based on the closing price of Pubco common shares on the principal exchange on which such securities are then listed or quoted for 20 trading days over a 30 trading day period at any time during the Earnout Period (in each case subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions)

Additionally, all Earnout Shares will automatically vest and no longer be subject to acquisition by Pubco for cancellation if after the Closing (1) Pubco engages in a “going private” transaction pursuant to Rule 13e-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act, (2) the Pubco common shares cease to be listed on a national securities exchange or (3) Pubco is subject to a change of control.

In addition, the Earnout Shares transferred to Wasef Jabsheh and Argo under the Sponsor Share Letter will be transferred as “permitted transferees” of Sponsor under the Insider Letter and taken subject to the transfer restrictions therein, and the warrants transferred to Wasef Jabsheh and Argo will be transferred as “permitted transferees” of Sponsor under the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius and Continental Stock Transfer & Trust Company, as warrant agent) and taken subject to the transfer restrictions therein.

Registration Rights Agreement

At or prior to the Closing, Pubco, the Purchaser Representative and the Sellers will enter into the Registration Rights Agreement, to become effective upon the consummation of the Business Combination. Under the Registration Rights Agreement, the Sellers will hold registration rights that obligate Pubco to register for resale under the Securities Act all or any portion of the Exchange Shares (including Escrow Shares and any additional Exchange Shares issued after the Closing for the Transaction Consideration adjustments) and any Tiberius securities transferred to such Seller under the Sponsor Share Letter (collectively, the “Registrable Securities”). Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if at any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, Pubco will be required to give notice to the Sellers as to the proposed filing and offer the Sellers holding Registrable Securities an opportunity to register the sale of such number of Registrable Securities as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) will be entitled under the Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Pubco will also agree to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all Registrable Securities and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. If a registration statement includes any Registrable Securities that are subject to restriction under the Lock-Up Agreements, the Escrow Agreement or the Sponsor Share Letter (including pursuant to the provisions of the Insider Letter incorporated therein), such Registrable Securities may be registered, but they may not be sold or transferred while subject to such transfer restrictions.

Under the Registration Rights Agreement, Pubco agreed to indemnify the Sellers and certain persons or entities related to the Sellers such as their officers, directors, employees, agents and representatives against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the Sellers including Registrable Securities in any registration statement or prospectus agreed to indemnify Pubco and certain persons or entities related to Pubco such as its officers and directors and underwriters against all losses caused by their material misstatements or omissions in those documents.

Amended& Restated Pubco Bye-laws

Nomination of Directors.    The Amended and Restated Pubco Bye-laws provide that the Pubco directors will be elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:

(i)     Wasef Jabsheh will be entitled to appoint two directors (such Jabsheh-appointed directors, “Jabsheh Directors”) for so long as (1) Wasef Jabsheh, members of Wasef Jabsheh’s immediate family and/or natural lineal descendants of Wasef Jabsheh or a trust or other similar entity established for the exclusive benefit of Jabsheh and his immediate family and natural lineal descendants (the “Jabsheh Family”) and/or their affiliates own at least 10% of the issued and outstanding common shares of Pubco and (2) Wasef Jabsheh is a shareholder of Pubco; and

(ii)    Wasef Jabsheh will be entitled to appoint one Jabsheh Director for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of the issued and outstanding common shares of Pubco and (2) Wasef Jabsheh is a shareholder of Pubco.

Removal of Directors.    Pubco shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with the Amended and Restated Pubco Bye-laws, remove a director only with cause, provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than fourteen days before the meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal; provided further that a Jabsheh Director may only be removed by Wasef Jabsheh by notice in writing to the Jabsheh Director and the secretary, so long as Wasef Jabsheh is entitled to appoint such director in accordance with the Amended and Restated Pubco Bye-laws.

Approval of Certain Transactions.    The Pubco board of directors may approve the following transactions only if each Jabsheh Director then in office votes in favor of such transactions:

(i)     sell or dispose of all or substantially all of the assets of Pubco and its subsidiaries on a consolidated basis;

(ii)    enter into any transaction in which a third party acquires 25% or more of the common shares of Pubco;

(iii)   enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

(iv)   alter the size of the board of directors;

(v)    incur debt in an amount of $50 million (or other equivalent currency) or more; and

(vi)   issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of Pubco.

Share Exchange Agreements

In connection with the Business Combination Agreement, certain shareholders of IGI holding approximately 99% of the issued and outstanding capital shares of IGI have entered into Share Exchange Agreements, and other shareholders of IGI may enter into Share Exchange Agreements after the date of the Business Combination Agreement and prior to the Closing. Under the Share Exchange Agreements, each Seller thereto agreed to sell to Pubco its Purchased Shares in exchange for its portion of the Transaction Consideration under the Business Combination Agreement (less such Seller’s portion of the Escrow Shares), the consummation of such purchase and sale of Purchased Shares to occur simultaneously with the Closing. There are no rights to terminate a Share Exchange Agreement, except that each Share Exchange Agreement will automatically terminate upon termination of the Business Combination Agreement.

Each Seller made certain limited representations and warranties to IGI, Tiberius and Pubco in its Share Exchange Agreement, and acknowledged and consented to the terms of the Business Combination Agreement and approved IGI’s execution, delivery and performance of the Business Combination Agreement and ancillary documents and the consummation of the transactions contemplated thereby. Each Seller agreed that such Seller and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom). Each Seller, on behalf of itself and its affiliates, also provided a general release of IGI and its subsidiaries, effective as of the Closing, other than its rights under the Share Exchange Agreement and ancillary documents and certain claims related to employment or service as a director or officer. Each Seller agreed (1) to certain confidentiality obligations, (2) not to publicize the Share Exchange Agreement or ancillary documents, (3) to terminate any outstanding shareholders, voting or registration rights agreements, (4) not to transfer any IGI capital shares unless the transferee executes and delivers a Share Exchange Agreement and any applicable ancillary documents, except that Wasef Jabsheh is only permitted to transfer to his family members or affiliates, (5) not to solicit, or enter into, any alternative competing transactions, (6) not to engage in insider trading and (7) to use its commercially reasonable efforts to consummate the closing under the Share Exchange Agreement and to provide further assurances. The representations, warranties and covenants of each Seller do not survive the closing of the Share Exchange Agreement, except for those covenants to be performed after such closing, which will survive until performed in accordance with their terms. Each Seller also appointed the Seller Representative to serve as its representative under the Business Combination Agreement, its Share Exchange Agreement and ancillary documents to which such Seller is a party.

The Share Exchange Agreement signed by Oman International Development & Investment Company SAOG (“Ominvest”) also gave such Seller certain consent rights over amendments to the Business Combination Agreement. The Share Exchange Agreement signed by Argo also (1) gave such Seller certain consent rights over amendments or waivers to the Business Combination Agreement, the Sponsor Share Letter and the Registration Rights Agreement, (2) limited the Seller release to matters related to its status as an equity holder of IGI and carved out fraud claims, and (3) included certain representations and warranties by Tiberius, IGI, Pubco and the Seller Representative.

Non-Competition Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Wasef Jabsheh, Tiberius, IGI and the Purchaser Representative entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreement”) to which Pubco became a party after the date thereof by executing and delivering a joinder thereto, in favor of Tiberius, Pubco, IGI and their respective successors, affiliates and subsidiaries (collectively, the “Covered Parties”) relating to the Covered Parties’ business after the Closing, such Non-Competition Agreement to become effective upon the consummation of the Business Combination. Under the Non-Competition Agreement, for a period of three (3) years after the Closing (the “Restricted Period”), Wasef Jabsheh and his controlled affiliates will not, without Pubco’s prior written consent, anywhere in Asia, Africa, the Middle East, Central America, South America, Continental Europe or in any other markets in which the Covered Parties are engaged, or are actively contemplating to become engaged, in the Business, as of the date of the Closing or during the Restricted Period, directly or indirectly engage in the business (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in the business) of commercial property and casualty insurance and reinsurance (collectively, the “Business”). However, Wasef Jabsheh and his controlled affiliates may own passive investments of no more than 3% of the total outstanding equity interests of a competitor that is publicly traded, so long as Wasef Jabsheh and his controlled affiliates and their respective equity holders, directors, officers, managers and employees who were involved with the business of any of the Covered Parties are not involved in the management or control of such competitor. Under the Non-Competition Agreement, during the Restricted Period, Wasef Jabsheh and his controlled affiliates also will not, without Pubco’s prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of the Closing, during the Restricted Period or at any time within the 6 month period prior to such solicitation, or (ii) solicit or induce the Covered Parties’ customers as of the Closing, during the Restricted Period or at any time within the 6 month period prior to such solicitation. Wasef Jabsheh also agreed to certain confidentiality obligations with respect to the information of the Covered Parties.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Purchaser Representative and each of Wasef Jabsheh, Argo and Ominvest (each, a “Holder”) entered into Lock-Up Agreements (each, a “Lock-Up Agreement”), to which Pubco became a party after the date thereof by executing and delivering joinders thereto, with respect to their Exchange Shares (including Escrow Shares and any additional Exchange Shares issued after the Closing as a result of post-closing adjustments to the Transaction Consideration) (collectively, the “Restricted Securities”), such Lock-Up Agreements to become effective upon the consummation of the Business Combination.

In the Lock-Up Agreement signed by Wasef Jabsheh, Wasef Jabsheh agreed that he will not, during the period from the Closing and ending on the earlier of (x) one year after the date of the Closing, (y) the date on which the closing sale price of Pubco common shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party (a “Subsequent Transaction”), sell, transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, the Restricted Securities, or publicly disclose the intention to do any of the foregoing.

In the Lock-Up Agreements signed by Argo and Ominvest, only two-thirds of their Exchange Shares (including Escrow Shares) will be Restricted Securities and one-third of their Exchange Shares will not be subject to restrictions under the Lock-Up Agreement (which unrestricted shares will not include their Escrow Shares). With respect to their Restricted Securities, they each agreed that they will not, during the period from the Closing and ending (i) with respect to 50% of their Restricted Securities (excluding any Escrow Shares), on the earlier of (x) 6 months after the date of the Closing and (y) the date after the Closing on which Pubco consummates a Subsequent Transaction and (ii) with respect to the remaining 50% of their Restricted Securities (including all Escrow Shares), the earliest of (x) one year after the date of the Closing, (y) the date on which the closing sale price of Pubco common shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which Pubco consummates a Subsequent Transaction.

Each Holder agreed in its Lock-Up Agreement that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the escrow account. However, each Holder will be allowed to transfer any of its Restricted Securities (other than the Escrow Shares while they are held in the escrow account) (1) by gift, (2) by will or intestate succession, (3) to any immediate family member, any trust for immediate family members, any entity or trust for bona fide estate or tax planning purposes, if Holder is a trust, to the trustor or beneficiary of such trust or the estate of a beneficiary of such trust, if Holder is an entity, as a distribution to limited partners, shareholders, members or owners of or holders of similar equity interests in Holder upon the liquidation and dissolution of Holder, or to any affiliate of Holder, (4) pursuant to a court order or settlement agreement relating to the dissolution of a marriage or civil union, or (5) with respect to Argo and Ominvest only (but not with respect to Wasef Jabsheh) in a transfer of all of the Restricted Securities owned by such Holder (other than Escrow Shares) pursuant to private block transfers in one or a series of related transactions, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the applicable Lock-Up Agreement.

DESCRIPTION OF PUBCO SECURITIES

The following description of the material terms of the share capital of Pubco following the transactions includes a summary of specified provisions of Pubco’s memorandum of association and the Amended and Restated Pubco Bye-laws that will be in effect upon completion of the Business Combination. This description is qualified by reference to Pubco’s memorandum of association and the Amended and Restated Pubco Bye-laws that will be in effect upon consummation of the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex B and is incorporated in this proxy statement/prospectus by reference. References in this section to “we,” “us” or the “Company” refer to Pubco.

General

Pubco is an exempted company incorporated under the laws of Bermuda. It is registered with the Registrar of Companies in Bermuda under registration number 55038. Pubco was incorporated on October 28, 2019 under the name International General Insurance Holdings Ltd. Its registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The objects of our business are unrestricted, and Pubco has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

Share Capital

Under the Amended and Restated Pubco Bye-laws, our authorized capital stock will consist of common shares, par value $0.01 per share, and preference shares, par value $0.01 per share.

Upon the consummation of the Business Combination, assuming that there are no redemptions by Tiberius stockholders and that all IGI shareholders participate in the transaction and based on IGI’s book value at June 30, 2019 and the redemption price of Tiberius Common Stock at the anticipated closing date, there will be 52,137,531 common shares issued and outstanding, excluding 20,250,000 common shares issuable upon the exercise of warrants, and no preference shares issued and outstanding. All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of our shares to be issued in this offering will be issued fully paid.

In addition, if the Business Combination is approved at the Special Meeting, we will authorize the issuance, transfer and exchange of (i) 20,250,000 warrants to purchase common shares at an exercise price of $11.50 per share and (ii) 20,250,000 common shares underlying such warrants.

Pursuant to the Amended and Restated Pubco Bye-laws, and subject to the requirements of the NASDAQ listing rules, and any resolution of the shareholders to the contrary, our board of directors will be authorized to issue any authorized but unissued share capital. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Holders of common shares will be entitled to: (i) one vote per share; (ii) such dividends and other distributions as the board of directors may from time to time declare; (iii) in the event of a winding-up or dissolution of Pubco, the surplus assets of Pubco; and (iv) enjoy all of the rights attaching to the shares.

Our board of directors will be authorized to (i) provide for the issuance of preference shares in one or more series having such number of shares, designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each series as designated by the board of directors; and (ii) issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are determined by the board of directors.

Common Shares

Holders of common shares have no preemptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by the Amended and Restated Pubco Bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and rateably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and the Amended and Restated Pubco Bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of Pubco.

Dividend Rights

Our board of directors may, subject to the Amended and Restated Pubco Bye-laws and in accordance with the Companies Act, declare a dividend to be paid to our shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the board of directors may fix the value for distribution in specie of any assets.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realisable value of its assets would thereby be less than its liabilities. Under the Amended and Restated Pubco Bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Preemptive Rights

The Amended and Restated Pubco Bye-laws do not provide shareholders with pro rata preemptive rights to subscribe for any newly issued common shares. Additionally, the Companies Act does not provide shareholders with a statutory preemptive right.

Repurchase of Shares

Our board of directors may exercise all of the powers to purchase for cancellation or acquire Pubco shares as treasury shares in accordance with the Companies Act. On a reacquisition of shares, such shares may be cancelled (in which event, Pubco’s issued but not its authorized capital will be diminished accordingly) or held as treasury shares. Such purchases may only be effected out of the capital paid up on the purchased shares or out of the funds of Pubco otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose.

Alteration of Share Capital

We may, if authorized by a resolution of our shareholders, increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce the share capital in any manner permitted by the Companies Act.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. The Amended and Restated Pubco Bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share which is not fully paid. Our board of directors may also refuse to recognise an instrument of transfer of a share unless: (i) all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained or (ii) it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in the Amended and Restated Pubco Bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Pubco’s shares may be transferred without a written instrument if transferred by an appointed agent and in any form or manner which is in accordance with the rules or regulations of an appointed stock exchange (which includes the Nasdaq Capital Market) on which the shares are listed or admitted to trading.

General Meetings

An annual general meeting will be held each year in accordance with the requirements of the Companies Act and the Amended and Restated Pubco Bye-laws at such time and place as our board of directors appoints. Our board of directors may also, whenever in its judgment it is necessary, convene general meetings other than annual general meetings which are called special general meetings. Bermuda law and the Amended and Restated Pubco Bye-laws provide that a special general meeting must be called upon the request of shareholders holding not less than one-tenth of the paid-up capital of Pubco carrying the right to vote at general meetings. Any annual general meeting and special general meeting must be called by not less than fourteen (14) days’ prior notice in writing. A notice of meeting must include the place, day and time of the meeting and, in the case of an annual general meeting, that the election of directors will take place thereat and any other business to be conducted at the meeting, and, in the case of a special general meeting, the general nature of the business to be considered at the meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. A shareholder may appoint a proxy to attend and vote at the general meeting by providing notice in writing to us at our registered office or at such other place or in such manner as specified in the notice of the general meeting.

The chairman, if present, and if not, the chief executive officer, if present, and if not, the president, if present, and if not, any person appointed by our board of directors will act as chairman of the meeting. In their absence and if no one is appointed by our board of directors as chairman of such meeting, a chairman of the meeting will be appointed or elected by those present at the meeting and entitled to vote.

Board and Shareholder Ability to Call Special Meetings

The Amended and Restated Pubco Bye-laws provide that the board of directors (a) may convene a special general meeting whenever in their judgment such meeting is necessary and (b) must convene a special general meeting at the request of shareholders holding not less than one-tenth of the paid-up share capital of Pubco with the right to vote at general meetings.

Shareholder Meeting Quorum

The Amended and Restated Pubco Bye-laws provide that at any Pubco general meeting of shareholders, two or more persons present at the start of the meeting, representing in person or by proxy in excess of 33% of the total voting rights of all issued and outstanding shares of Pubco entitled to vote at such general meeting, shall be the quorum for the transaction of business.

Voting Rights

Subject to any restrictions for the time being lawfully attached to any class of shares, every Pubco shareholder who is present in person or by proxy at a general meeting shall be entitled to one vote on a show of hands and be entitled to one vote for every share of which he is a holder on a vote taken by poll, and any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the Amended and Restated Pubco Bye-laws, and in the case of an equality of votes, the resolution will fail.

Shareholder Action by Written Consent

The Companies Act provides that, unless otherwise provided in a company’s bye-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The Companies Act provides that the following actions may not be taken by resolution in writing: (1) the removal of the company’s auditors and (2) the removal of a director before the expiration of his or her term of office. Under the Amended and Restated Pubco Bye-laws, anything which may be done by resolution at a general meeting of shareholders, or by resolution at a meeting of any class of the shareholders (other than the actions referred to in the preceding sentence) may without a meeting and without any previous notice being required, be done by unanimous written resolution signed by or on behalf of all shareholders entitled to attend and vote at such a meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Classified Board

The Amended and Restated Pubco Bye-laws provide that our board of directors shall consist of such number of directors as the board may from time to time determine. Upon the consummation of the Business Combination, our board of directors will consist of 7 directors. The Amended and Restated Pubco Bye-laws provide that the directors will be divided into three classes designated Class I, Class II and Class III, with each class of directors consisting, as nearly as possible, of one-third of the total number of directors constituting the entire board. At the first general meeting which is held after the date of adoption of the Amended and Restated Pubco Bye-laws for the purpose of electing directors, the Class I directors will be elected for a one year term of office, the Class II directors will be elected for a two year term of office and the Class III directors will be elected for a three year term of office. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting will be elected for a three year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy will hold office for a term that will coincide with the remaining term of the other directors of that class, but in no case will a decrease in the number of directors shorten the term of any director then in office.

Appointment and Election of Directors

Our directors shall, subject to Wasef Jabsheh’s rights to appoint directors, be elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:

(i)     Wasef Jabsheh will be entitled to appoint two directors (such Jabsheh-appointed directors, “Jabsheh Directors”) for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 10% of the issued and outstanding common shares of Pubco and (2) Wasef Jabsheh is a shareholder of Pubco; and

(ii)    Wasef Jabsheh will be entitled to appoint one Jabsheh Director for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of the issued and outstanding common shares of Pubco and (2) Wasef Jabsheh is a shareholder of Pubco.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a Director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

Removal of Directors

The Amended and Restated Pubco Bye-laws provide that shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with the Amended and Restated Pubco Bye-laws, remove a director only with cause, provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than fourteen days before the meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal; provided further that a Jabsheh Director may only be removed by Wasef Jabsheh by notice in writing to the Jabsheh Director and the secretary, so long as Wasef Jabsheh is entitled to appoint such director in accordance with the Amended and Restated Pubco Bye-laws. For purposes of this provision, “cause” means a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or Pubco into disrepute and which results in material financial detriment to Pubco.

Proceedings of Board of Directors

The Amended and Restated Pubco Bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in the Amended and Restated Pubco Bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in the Amended and Restated Pubco Bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the board of directors from time to time at a duly authorized meeting. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement or proposed contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested and/or be counted in the quorum for the meeting at which such contract or arrangement is to be voted on.

A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us (except loans made to directors who are bona fide employees or former employees, pursuant to an employee share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

Approval of Certain Transactions

Our board of directors may approve the following transactions only if each Jabsheh Director then in office votes in favor of such transactions:

(i)     sell or dispose of all or substantially all of the assets of Pubco and its subsidiaries on a consolidated basis;

(ii)    enter into any transaction in which a third party acquires 25% or more of the common shares of Pubco;

(iii)   enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

(iv)   alter the size of the board of directors;

(v)    incur debt in an amount of $50 million (or other equivalent currency) or more; and

(vi)   issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of Pubco.

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Amended and Restated Pubco Bye-laws provide that an amalgamation, consolidation or a merger (other than with a wholly owned subsidiary or as described below) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common voting shares. Any amalgamation or merger or other business combination (as defined in the Amended and Restated Pubco Bye-laws) not approved by our board must be approved by the holders of not less than 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Dissenter’s Rights

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, including a public Bermuda company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. These approval rights do not apply to the Business Combination because Pubco is not a party to any amalgamation or merger contemplated by the Business Combination.

Approval of Business Combinations with Interested Shareholders

Bermuda law does not prohibit companies from engaging in certain business combinations with an interested shareholder. However, the Amended and Restated Pubco Bye-laws contain provisions regarding business combinations (including mergers, amalgamations or consolidations) with interested shareholders. These provide that, in addition to any other approval that may be required by applicable law, if the business combination is with an interested shareholder, approval is required from (1) a majority of the board of directors, including each Jabsheh Director in the event such amalgamation, consolidation or merger has an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions), and (2) an affirmative vote of at least 66 2/3% of all the issued and outstanding voting shares of Pubco that are not owned by the interested shareholder (subject to certain exceptions). An interested shareholder means, subject to certain exceptions including Wasef Jabsheh, any person (other than Pubco and any entity directly or indirectly wholly-owned or majority-owned by Pubco) that (i) is the owner of 15% or more of the issued and outstanding voting shares of Pubco, (ii) is an affiliate or associate of Pubco and was the owner of 15% or more of the issued and outstanding voting shares of Pubco at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above.

Limitations on Director Liability and Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

The Amended and Restated Pubco Bye-laws provide that the directors, resident representative, secretary and other officers acting in relation to any of the affairs of Pubco or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of Pubco or any subsidiary thereof and every one of them shall be indemnified and secured harmless out of the assets of Pubco from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable to the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to Pubco shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to Pubco shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to Pubco which may attach to any of the indemnified parties. Pubco may also enter into an indemnification agreement with any director or officer of Pubco.

In addition, the Amended and Restated Pubco Bye-laws provide that Pubco may (i) purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him under the Companies Act in his capacity as a director or officer of Pubco or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to Pubco or any of its subsidiaries and (ii) advance moneys to a director or officer for the costs, charges and expenses incurred by the director or officer in defending any civil or criminal proceedings against him, on condition that the director or officer shall repay the advance if any allegation of fraud or dishonesty in relation to Pubco is proved against him.

Class Actions and Derivative Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

The Amended and Restated Pubco Bye-laws provide that each of our shareholders waives any claim or right of action such shareholder might have, whether individually or by or in the right of Pubco, against any director or officer of Pubco on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for Pubco or any subsidiary thereof, except in respect of any fraud or dishonesty of such director or officer.

Exclusive Forum

The Amended and Restated Pubco Bye-laws provide that the Supreme Court of Bermuda will be, to the fullest extent permitted by law, the exclusive forum for any dispute that arises concerning the Companies Act or out of or in connection with the Amended and Restated Pubco Bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or the bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name Pubco).

To the fullest extent permitted by law, the forum selection bye-law discussed above will apply to derivative actions or proceedings brought on behalf of Pubco and arising under the Securities Act or the Exchange Act, although Pubco shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection bye-law to be inapplicable or unenforceable in such a case.

Comparison of Shareholder Rights

The Amended and Restated Pubco Bye-laws will differ from Tiberius’ amended and restated certificate of incorporation in multiple aspects, including: (i) the name of the new public entity will be “International General Insurance Holdings Ltd.” as opposed to “Tiberius Acquisition Corporation”; (ii) Pubco will have under the Amended and Restated Bye-laws           authorized common shares and           authorized preference shares, as opposed to Tiberius having 60,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (iii) Pubco’s corporate existence is perpetual as opposed to Tiberius’ corporate existence terminating if a business combination is not consummated by Tiberius within a specified period of time; (iv) Pubco’s constitutional documents do not include various provisions applicable only to special purpose acquisition companies that Tiberius’ amended and restated certificate of incorporation contains; (iv) Tiberius’ directors are divided into two classes with staggered two-year terms, while Pubco’s directors will be divided into three classes with three-year staggered terms; (v) in connection with the approval of a transaction with an interested director, Tiberius’s board of directors may authorize the transaction by a majority of only the disinterested directors, while an interested Pubco director may vote in respect of the proposed transaction and be counted in the quorum for the meeting at which the proposed transaction is to be voted as long as the interest of such director is disclosed to the board of directors in accordance with the Companies Act and the Amended and Restated Bye-laws; and (vi) Pubco’s board of directors may approve certain transactions, including an amalgamation or merger that has an aggregate value equal to or greater than $75 million, only if each Jabsheh Director votes in favor of such transactions, while there is no similar requirement under Tiberius’ amended and restated certificate of incorporation and bylaws.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. The Amended and Restated Pubco Bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. In the case of certain bye-laws, such as the bye-laws relating to the term, election and removal of directors, classes and powers of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and of at least 66% percent of the votes attaching to all shares issued and outstanding.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favour of the amendment.

Capitalisation of Profits and Reserves

Pursuant to the Amended and Restated Pubco Bye-laws, the board of directors may (i) capitalise any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalise any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Untraced Shareholders

The Amended and Restated Pubco Bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

Exchange Control

We have been designated by the Bermuda Monetary Authority (the “BMA”) as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares. The BMA has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes Nasdaq Capital Market. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

Share Certificates

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Membership

Under the Companies Act, only those persons who agree to become members of a Bermuda company and whose names are entered on the register of members of such company are deemed members. A Bermuda company is not bound to see to the execution of any trust, whether express, implied or constructive, to which any of its shares are subject and whether or not the company had notice of such trust. Accordingly, persons holding shares through a trustee, nominee or depository will not be recognised as members of a Bermuda company under Bermuda law and may only have the benefit of rights attaching to the shares or remedies conferred by law on members through or with the assistance of the trustee, nominee or depository.

Tax Assurance

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31,2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Listing

We intend to seek to list Pubco’s common shares and warrants on the Nasdaq Capital Market, subject to official notice of issuance. There is no assurance that we will be able to satisfy Nasdaq Capital Market’s listing requirements initially or on an ongoing basis.

Pubco’s Transfer Agent

A register of holders of all shares of Pubco will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004-1561, who will serve as branch registrar and transfer agent for all classes of equity securities of Pubco upon the consummation of the Business Combination.

TIBERIUS SECURITIES AND DIVIDENDS

Market of Units, Common Stock and Warrants

Tiberius’s units, common stock and warrants are traded on the Nasdaq Capital Market under the symbols “TIBRU,” “TIBR,” and “TIBRW,” respectively. Tiberius’s units began trading on March 16, 2018 and its common stock and warrants began public trading on April 10, 2018.

Holders

As of the date of this proxy statement/prospectus, there were seven holders of record of Tiberius Common Stock, three holders of record of Tiberius’s public warrants, and one holder of record of Tiberius’s units, each unit consisting of one share of Tiberius Common Stock and one warrant to purchase one share of Tiberius Common Stock.

Dividends

Tiberius has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. Tiberius’s board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if Tiberius is required to incur any indebtedness in connection with the Business Combination, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith. The payment of cash dividends after the consummation of the Business Combination will be dependent upon Pubco’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination.

APPRAISAL RIGHTS

Neither Tiberius stockholders nor Tiberius warrantholders have appraisal rights under the DGCL in connection with the Business Combination.

STOCKHOLDER PROPOSALS

If the Business Combination is consummated, you will be entitled to attend and participate in Pubco’s annual meetings of shareholders. If Pubco holds a 2020 annual meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2020 annual meeting will be held.

OTHER STOCKHOLDER COMMUNICATIONS

Until the consummation of the Business Combination, stockholders and interested parties may communicate with Tiberius’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Tiberius, 3601 N Interstate 10 Service Rd W, Metairie, LA.

EXPERTS

The financial statements of Tiberius as of and for the fiscal years ended December 31, 2018 and 2017, appearing in this proxy statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of International General Insurance Holdings Ltd. (IGI) at December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in the proxy statement/prospectus that is made a part of the Registration Statement of Pubco, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of financial position of International General Insurance Holdings Ltd. (Pubco) at November 13, 2019, included in the proxy statement/prospectus that is made a part of the Registration Statement of Pubco, has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered office of Ernst & Young LLP is 1 More London Place, London, SE1 2AF, United Kingdom.

ENFORCEMENT OF CIVIL LIABILITIES

Pubco is an exempted company incorporated in Bermuda and, as a result, the rights of the holders of Pubco common shares will be governed by Bermuda law and Pubco’s memorandum of association and the Amended and Restated Pubco Bye-laws. Following the Business Combination, Pubco will conduct its operations through subsidiaries which are located outside the United States. All of Pubco’s assets are located outside the United States, and substantially all of Pubco’s business is conducted outside the United States. All of Pubco’s officers and a majority of Pubco’s directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to effect service of process on these individuals in the United States in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the United States judgments obtained in U.S. courts against Pubco or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether the courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against Pubco or Pubco’s directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Pubco or Pubco’s directors or officers under the securities laws of other jurisdictions.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Tiberius and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each annual report to stockholders and the proxy statement of Tiberius. Upon written or oral request, Tiberius will deliver a separate copy of the annual report to stockholders and/or the proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that Tiberius deliver single copies of such documents in the future. Stockholders may notify Tiberius of their requests by calling or writing Tiberius at its principal executive offices at Tiberius Acquisition Corporation, 3601 N Interstate 10 Service Rd W, Metairie, LA or (504) 457-3811. Following the Business Combination, such requests should be made by calling or writing Pubco at 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, or +962 6 562 2009.

WHERE YOU CAN FIND MORE INFORMATION

Tiberius files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Tiberius at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Tiberius has been supplied by Tiberius, all information relating to IGI has been supplied by IGI and all such information relating to Pubco has been supplied by Pubco. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Mr. Andrew Poole
Tiberius Acquisition Corporation
3601 N Interstate 10 Service Rd W
Metairie, LA
Tel. (504) 457-3811

TIBERIUS ACQUISITION CORPORATION
CONDENSED BALANCE SHEETS

	September 30, 2019	December 31, 2018
	(Unaudited)
ASSETS:
Current assets:
Cash	$56,180	$325,115
Income tax receivable	20,000	30,000
Prepaid expenses	69,825	114,725
Total current assets	146,005	469,840
Investments and cash held in trust account	178,739,627	176,444,379
Total assets	$178,885,632	$176,914,219

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued expenses	$103,608	$184,237
Due to sponsor	95,000	5,000
Total current liabilities	198,608	189,237
Sponsor loan payable	1,875,000	1,725,000
Deferred underwriting commissions	7,350,000	7,350,000
Total liabilities	9,423,608	9,264,237

Commitments:
Common stock subject to possible redemption; $0.0001 par value; 15,871,770 shares (at redemption value of approximately $10.36 per share) as of September 30, 2019 and 15,914,128 shares (at redemption value of approximately $10.22 per share) as of December 31, 2018	164,462,023	162,649,981

Stockholders’ equity:
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.0001 par value, 60,000,000 shares authorized, 5,690,730 shares issued and outstanding (excluding 15,871,770 shares subject to possible redemption) as of September 30, 2019 and 5,648,372 issued and outstanding (excluding 15,914,128 shares subject to possible redemption) as of December 31, 2018	569	565
Additional paid-in-capital	1,625,077	3,437,124
Retained earnings	3,374,355	1,562,312
Total stockholders’ equity	5,000,001	5,000,001
Total liabilities and stockholders’ equity	$178,885,632	$176,914,219

See accompanying notes to condensed financial statements.

TIBERIUS ACQUISITION CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
General and administrative expenses	$(333,527)	$(181,591)	$(739,053)	$(459,342)
Loss from operations	(333,527)	(181,591)	(739,053)	(459,342)
Interest income	968,144	867,843	3,039,791	1,728,386
Unrealized (loss) gain on marketable securities	(66,163)	(54,048)	23,305	(44,313)
Other income, net	901,981	813,795	3,063,096	1,684,073
Net income before taxes	568,454	632,204	2,324,043	1,224,731
Provision for income taxes	162,000	132,500	512,000	253,000
Net income	$406,454	$499,704	$1,812,043	$971,731

Weighted average number of shares outstanding:
Basic and diluted(1)	5,667,754	5,629,138	5,658,379	5,239,246

Loss available to common shares:
Basic and diluted(2)	$(0.04)	$(0.02)	$(0.08)	$(0.04)

____________

(1)      Excludes an aggregate of 15,871,770 and 15,924,510 shares subject to redemption at September 30, 2019 and 2018, respectively.

(2)      Net loss per common share — basic and diluted excludes interest income attributable to common stock subject redemption of $643,594 and $589,444 for the three months ended September 30, 2019 and 2018, respectively, and $2,245,187 and $1,202,610 for the nine months ended September 30, 2019 and 2018, respectively.

See accompanying notes to condensed financial statements.

TIBERIUS ACQUISITION CORPORATION

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Nine Months Ended September 30, 2019

(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2019	5,648,372	$565	$3,437,124	$1,562,312	$5,000,001
Change in value of common stock subject to possible redemption	10,426	1	(642,941)	—	(642,940)
Net income	—	—	—	642,940	642,940
Balance at March 31, 2019	5,658,798	$566	$2,794,183	$2,205,252	$5,000,001
Change in value of common stock subject to possible redemption	8,956	1	(762,650)	—	(762,649)
Net income	—	—	—	762,649	762,649
Balance at June 30, 2019	5,667,754	$567	$2,031,533	$2,967,901	$5,000,001
Change in value of common stock subject to possible redemption	22,976	2	(406,456)	—	(406,454)
Net income	—	—	—	406,454	406,454
Balance at September 30, 2019	5,690,730	$569	$1,625,077	$3,374,355	$5,000,001

For the Nine Months Ended September 30, 2018
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2018	4,312,500	$431	$24,569	$(19,230)	$5,770
Sale of common stock to public, net of offering costs	17,250,000	1,725	161,560,945	—	161,562,670
Sale of 4,500,000 Private Placement Warrants	—	—	4,500,000	—	4,500,000
Common stock subject to possible redemption	(15,945,041)	(1,594)	(161,079,231)	—	(161,080,825)
Net income	—	—	—	12,386	12,386
Balance at March 31, 2018	5,617,459	$562	$5,006,286	$(6,844)	$5,000,001
Change in value of common stock subject to possible redemption	11,679	1	(459,642)	—	(459,641)
Net income	—	—	—	459,641	459,641
Balance at June 30, 2018	5,629,138	$563	$4,546,641	$452,797	$5,000,001
Change in value of common stock subject to possible redemption	8,852	1	(499,705)		(499,704)
Net income	—	—	—	499,704	499,704
Balance at September 30, 2018	5,637,990	$564	$4,046,936	$952,501	$5,000,001

See accompanying notes to condensed financial statements.

TIBERIUS ACQUISITION CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2019	2018
Cash flows from operating activities:
Net income	$1,812,043	$971,731
Adjustments to reconcile net income to cash used in operating activities:
Interest earned in Trust Account	(3,039,791)	(1,728,386)
Unrealized gains on marketable securities held in Trust Account	(23,305)	44,313
Changes in operating assets and liabilities:
Changes in prepaid expenses and other current assets	44,900	(140,825)
Changes in accounts payable and accrued expenses	9,370	104,079
Changes in income taxes payable	10,000	253,000
Net cash used in operating activities	(1,186,783)	(496,088)

Cash flows from investing activities:
Cash deposited in Trust Account	—	(174,225,000)
Interest income released from Trust Account for tax payments	767,848	—
Net cash provided by (used in) investing activities	767,848	(174,225,000)

Cash flows from financing activities:
Proceeds from sale of Units in Public Offering	—	169,500,000
Proceeds from Sponsor Loan	150,000	1,725,000
Proceeds from sale of Private Placement Warrants	—	4,500,000
Note payable borrowings	—	45,437
Repayment of Note payable borrowings	—	(250,000)
Advance from Sponsor	—	74,540
Repayment of Advance from Sponsor	—	(69,540)
Payment of offering costs	—	(364,311)
Net cash provided by financing activities	150,000	175,161,126

Net change in cash	(268,935)	440,038
Cash at beginning of period	325,115	5,347
Cash at end of period	$56,180	$445,385

Supplementary cash flow information:
Cash paid for taxes	$502,000	$—
Non-cash investing and financing activities:
Deferred underwriting commissions	$—	$7,350,000
Initial value of common shares subject to possible redemption	$—	$161,033,395
Change in value of common shares subject to possible redemption	$1,812,042	$1,006,775

See accompanying notes to condensed financial statements.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General:

Tiberius Acquisition Corporation (the ‘‘Company’’) was incorporated in Delaware on November 18, 2015. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the ‘‘Business Combination’’). While it may pursue an acquisition opportunity in any business industry or sector and in any geographic region, the Company expects to focus on the U.S. based middle-market insurance sector. The Company has entered into a Business Combination Agreement with International General Insurance Holdings Ltd., as discussed in Note 9 below.

All activity through March 15, 2018, consisted of formation and preparation for the Public Offering. Since the Public Offering, the Company’s activity has been limited to the evaluation of business combination candidates, including International General Insurance Holdings Ltd., and the Company has not generated and will not be generating any operating revenues until the closing of its initial business combination. The Company generates non-operating income in the form of interest on marketable securities held in the trust account. The Company is incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and transaction expenses.

The registration statement for the Company’s Public Offering was declared effective on March 15, 2018. On March 20, 2018, the Company consummated the Public Offering of 15,000,000 units (“Units” and, with respect to the common stock included in the Units sold, the “Public Shares”) generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 4,500,000 warrants at a price of $1.00 per warrant (“Placement Warrants”) in a private placement to Lagniappe Ventures LLC (the “Sponsor”) generating gross proceeds of $4,500,000 (“Private Placement”), which is described in Note 4.

Simultaneously with the closing of the Public Offering, the Company received a loan from the Sponsor in the amount of $1,500,000 (“Sponsor Loan”), which is described in Note 4.

Following the closing of the Public Offering on March 20, 2018, an amount of $151,500,000 ($10.10 per Unit) from the net proceeds of the Public Offering, Placement Warrants, and Sponsor Loan were placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

On March 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 2,250,000 Units at $10.00 per Unit, and the Company received a loan from the Sponsor in the amount of $225,000. Following the closing, an additional $22,725,000 of net proceeds was placed in the Trust Account.

Transaction costs amounted to $10,937,331, consisting of $3,000,000 of underwriting fees, $7,350,000 of deferred underwriting fees and $587,331 of Public Offering costs. In addition, $1,278,124 of cash held outside of the Trust Account upon closing of the Initial Public Offering was available for working capital purposes immediately following the Public Offering.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Business Combination:

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination with a Target Business (discussed below). As used herein, ‘‘Target Business’’ must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of signing a definitive agreement in connection with the Company’s initial Business Combination in accordance NASDAQ listing rules. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company, after signing a definitive agreement for a Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval unless a vote is required. If the Company seeks stockholder approval, it will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Business Combination, and instead may search for an alternate Business Combination. Additionally, the Company’s initial stockholders, officers and directors have entered into letter agreements with the Company, pursuant to which they have agreed (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if the Company fails to complete its initial Business Combination within 24 months from the closing date of the Public Offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Company fails to complete an Business Combination within the prescribed time frame). If the Company submits an initial Business Combination to its public stockholders for a vote, the Company’s initial stockholders have agreed to vote their founder shares and any public shares purchased in favor of an initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with a Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable. As a result, such shares of common stock are recorded at redemption amount and classified as temporary equity, in accordance with Accounting Standards Codification (‘‘ASC’’) 480, ‘‘Distinguishing Liabilities from Equity.’’ The amount in the Trust Account was initially $10.10 per Public Share ($174,225,000 held in the Trust Account divided by 17,250,000 Public Shares).

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company’s Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a ‘‘group’’ (as defined under Section 13 of the Exchange Act) will be restricted

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

from redeeming its shares with respect to more than an aggregate of 10% of the shares sold in the Public Offering (‘‘Excess Shares’’). However, the Company would not be restricting the stockholders’ ability to vote all of their shares (including Excess Shares) for or against a Business Combination.

The Company will only have 24 months from the closing date of the Public Offering to complete its initial Business Combination. If the Company does not complete a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares for a per share pro rata portion of the Trust Account, including interest, but less taxes payable (less up to $50,000 of such net interest to pay dissolution expenses) and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining stockholders, as part of its plan of dissolution and liquidation. The sponsor has entered into letter agreements with us, pursuant to which they have waived their rights to participate in any redemption with respect to their founder shares; however, if the sponsor or any of the Company’s officers, directors or affiliates acquire Public Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete a Business Combination within the required time period.

In the event of such distribution, it is possible that the per share value of the Trust Account remaining available for distribution will be less than the public offering price per Unit in the Proposed Offering. In order to protect the amounts held in the Trust Account, the Company’s Chairman and Chief Executive Officer has agreed that he will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below $10.10 per share. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Company’s Chairman and Chief Executive Officer will not be responsible to the extent of any liability for such third party claims.

The Trust Account

The proceeds held in the Trust account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty (180) days or less in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account proceeds as described above.

The Company’s certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released to us until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any shares of common stock included in the Units sold in the Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of such shares of common stock if it does not complete the initial Business Combination within 24 months from the closing of the Public Offering; and (iii) the redemption of 100% of the shares of common stock included in the Units sold in the Public Offering if the Company is unable to complete an initial Business Combination within 24 months from the closing of the Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (‘‘SEC’’), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of September 30, 2019 and the results of operations and cash flows for the periods presented. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. Interim results are not indicative of results for a full year.

The unaudited interim condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 as filed with the SEC on March 26, 2019, which contains the audited financial statements and notes thereto for such fiscal year.

Liquidity

As of September 30, 2019, the Company had $56,180 in cash held outside of the Trust Account, $4,459,078 in interest income available from the Company’s investments in the Trust Account to pay its franchise and income taxes payable, and current liabilities of $198,608. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Sponsor has committed to provide up to an aggregate of $1,000,000 in loans to the Company, of which $150,000 has been drawn as of September 30, 2019. Based on the foregoing, the Company expects that it will have sufficient resources to fund its operations until March 20, 2020, its mandatory liquidation date.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Loss Per Common Share

Basic loss per common share is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. Consistent with ASC 480, common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per common share for the three and nine months

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ended September 30, 2019 and 2018. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of shares of common stock to be issued to settle warrants, as calculated using the treasury method. For the three and nine months ended September 30, 2019 and 2018, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into common stock, since the exercise of the warrants is contingent on the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented.

A reconciliation of net loss per common share as adjusted for the portion of income that is attributable to common stock subject to redemption is as follows:

	Three months ended, September 30,		Nine months ended, September 30,
	2019	2018	2019	2018
Net income (loss)	$406,454	$499,704	$1,812,043	$971,731
Less: Income attributable to common stock subject to possible redemption	(643,594)	(589,444)	(2,245,187)	(1,202,610)
Net loss available to common shares	$(237,140)	$(89,740)	$(433,144)	$(230,879)

Basic and diluted weighted average number of shares	5,667,754	5,629,138	5,658,379	5,239,246

Basic and diluted loss available to common shares	$(0.04)	$(0.02)	$(0.08)	$(0.04)

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2019 and December 31, 2018.

Cash and Marketable Securities held in Trust Account:

The amounts held in the Trust Account represent proceeds from the Public Offering, the Private Placement, the Sponsor Loan, and accumulated earnings thereon totaling $178,739,627, of which $178,513,131 were invested in United States treasury obligations with original maturities of six months or less. The remaining $226,496 of proceeds were held in cash and money market mutual funds. These assets can only be used by the Company in connection with the consummation of an initial Business Combination, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations. During the three and nine months ended September 30, 2019, the Company withdrew $285,000 and $767,848 to pay its tax obligations, respectively.

Common stock subject to possible redemption:

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of events not solely within the Company’s control) is classified as temporary equity and is measured at redemption value. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Bulletin 5A — “Expenses of Offering.” Offering costs were $10,937,331 (including underwriting commission of $3,000,000 and deferred underwriting commissions of $7,350,000), consisting principally of costs incurred in connection with preparation for the Public Offering. These offering costs were charged to additional paid in capital upon closing of the Public Offering.

Fair Value of Financial Instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, ‘‘Fair Value Measurements and Disclosures,’’ approximates the carrying amounts represented in the balance sheet primarily due to their short term nature.

Use of Estimates:

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company complies with the accounting and reporting requirements of ASC 740, ‘‘Income Taxes,’’ which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no uncertain tax benefits as of September 30, 2019 and 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal,

U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Under ASC 740, Accounting for Income Taxes, the enactment of H.R. 1, (‘‘Tax Act’’) also requires companies, to recognize the effects of changes in tax laws and rates on deferred tax assets and liabilities and the retroactive effects of changes in tax laws in the period in which the new legislation is enacted. There is no further change to its assertion on maintaining a full valuation allowance against its U.S. deferred tax assets. The Company’s gross deferred tax assets will be revalued from 35% to 21% with a corresponding offset to the valuation allowance and any potential other taxes arising due to the Tax Act will result in reductions to its net operating loss carryforward and valuation allowance. Deferred tax assets and related valuation allowance are deemed to be immaterial for the period ended September 30, 2019 and 2018. The Company will continue to analyze the Tax Act to assess the full effects on its financial results.

The effective income tax rate for the three and nine months ended September 30, 2019 was 28% and 22%, respectively. The income tax expense for the three and nine months ended September 30, 2019 differs from the amount that would be expected after applying the statutory income tax rate primarily due to the non-deductibility of transactional costs incurred in connection with the search for potential targets for a Business Combination.

Recent Accounting Pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were issued, require potential adjustment to or disclosure in the financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

NOTE 3 — PUBLIC OFFERING

Pursuant to the Public Offering, the Company sold 17,250,000 Units at a price of $10.00 per Unit, including the underwriter over-allotment of 2,250,000 units. Each Unit consists of one share of the Company’s common stock, $0.0001 par value and one redeemable common stock purchase warrant (the ‘‘Warrants’’). Each Warrant entitles the holder to purchase one share of common stock at a price of $11.50. Each Warrant will become exercisable on the completion of the Company’s initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation. However, if the Company does not complete its initial Business Combination on or prior to the 24-month period allotted to complete the Business Combination, the Warrants will expire at the end of such period. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of Warrants issued in connection with the 17,250,000 Units during the exercise period, there will be no net cash settlement of these Warrants and the Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the warrant agreement. Once the warrants become exercisable, the Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, only in the event that the last sale price of the Company’s shares of common stock equals or exceeds $18.00 per share for any 20 trading days within the 30-trading day period ending on the third trading day before the Company sends the notice of redemption to the warrant holders.

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

In December 2015, the Sponsor purchased 4,312,500 shares of common stock (the ‘‘Founder Shares’’) for $25,000, or approximately $0.006 per share. In December 2017, the Sponsor transferred 15,000 Founder Shares to each of the Company’s independent director nominees. The Founder Shares are identical to the common stock included in the Units sold in the Public Offering except that the Founder Shares are subject to certain transfer restrictions, as

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

described in more detail below. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ over-allotment exercise in full, no shares are currently subject to forfeiture.

The Company’s initial stockholders’ have agreed not to transfer, assign or sell any of their Founder Shares until the earlier of (A) one year after the completion of the Company’s initial Business Combination, or (B) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property (the ‘‘Lock Up Period’’). If subsequent to the Company’s initial Business Combination, the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, or if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities, or other property, the Founder Shares will be released from the lock-up.

Placement Warrants

The Sponsor purchased from the Company an aggregate of 4,500,000 warrants at a price of $1.00 per warrant (a purchase price of $4,500,000), in the Private Placement that occurred simultaneously with the completion of the Public Offering. Each Placement Warrant entitles the holder to purchase one share of common stock at $11.50 per share. The purchase price of the Placement Warrants was added to the proceeds from the Public Offering held in the Trust Account pending completion of the Company’s initial Business Combination. The Placement Warrants (including the common stock issuable upon exercise of the Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Units sold in the Public Offering. Otherwise, the Placement Warrants have terms and provisions that are identical to those of the Warrants sold as part of the Units in the Public Offering and have no net cash settlement provisions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public stockholders and the Warrants issued to the Sponsor will expire worthless.

Related Party Loans

The Company’s Sponsor loaned the Company an aggregate of $250,000 against the issuance of an unsecured promissory note (the ‘‘Note’’) to cover expenses related to this Public Offering. This loan was repaid during the quarter ended June 30, 2018. Additionally, the Company’s Sponsor paid, on behalf of the Company, a total of $69,540 for costs related to the Public Offering in excess of the Note, which was repaid out of working capital during the quarter ended September 30, 2018.

Our Sponsor has extended a loan to the Company in the amount of $1,725,000, inclusive of $225,000 as a result of the exercise of the underwriter’s over-allotment option, which is non-interest bearing and which will become due upon the completion of a Business Combination. In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes its Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to it. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $2,000,000 of such loans (including the loan from our Sponsor) may be convertible into warrants of

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Placement Warrants discussed above, though the Sponsor loan warrants would be identical to the public warrants, except that they would not be redeemable by the Company and would be exercisable on a cashless basis. Other than the currently existing loan from our Sponsor, the terms of such loans by the Company’s Sponsor, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

In August 2019, we issued an unsecured promissory note in the amount of $1,000,000 to the Sponsor. As of September 30, 2019, we borrowed $150,000 under such note for working capital purposes. The note bears no interest and is repayable in full upon the earlier of consummation of the Company’s initial business combination and its winding up. The note may be converted into Warrants at a conversion price of $1.00 per Warrant at the Sponsor’s discretion. Each Warrant would be identical to the Placement Warrants discussed above.

Commencing March 2018, the Company agreed to pay its Chief Investment Officer $12,500 per month until the earlier of liquidation or the consummation of an initial Business Combination. The Company paid a total of $37,500 and $112,500 during the three and nine months ended September 30, 2019, respectively. The Company paid a total of $37,500 and $75,000 during the three and nine months ended September 30, 2018, respectively. In addition, an amount of $6,250 is included in Accounts payable and accrued expenses as of September 30, 2019.

In March 2018, the Company entered into an Administrative Services Agreement pursuant to which it pays its Sponsor, an affiliate of our Executive Chairman and Chief Executive Officer, a total of $10,000 per month for office space, utilities and secretarial support. Upon completion of our initial Business Combination or liquidation, the Company will cease paying these monthly fees. The Company paid a total of $30,000 and $60,000 during the three and nine months ended September 30, 2018, respectively. The Company did not pay any amounts pursuant to this agreement during the three and nine months ended September 30, 2019. As a result of such non-payment, an amount of $95,000 is included in Due to Sponsor as of September 30, 2019.

NOTE 5 — CASH AND MARKETABLE SECURITIES IN TRUST ACCOUNT

Upon the closing of the Public Offering, the Private Placement, and the Sponsor Loan, $174,225,000 was placed in the Trust Account. At September 30, 2019, the Company’s Trust Account consisted of $226,496 of cash and money market mutual funds and $178,513,131 in United States treasury obligations with maturities of one hundred and eighty (180) days or less.

NOTE 6 — FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets that are measured on a recurring basis as of September 30, 2019 and December 31, 2018 indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

	September 30, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in United States treasury obligations held in Trust Account	$178,513,131	$178,513,131	$—	$—
Total	$178,513,131	$178,513,131	$—	$—

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 6 — FAIR VALUE MEASUREMENTS (cont.)

	December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in United States treasury obligations held in Trust Account	$176,444,135	$176,444,135	$—	$—
Total	$176,444,135	$176,444,135	$—	$—

NOTE 7 — STOCKHOLDERS’ EQUITY

Common Stock

The authorized common stock of the Company includes up to 60,000,000 shares with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share of common stock. At September 30, 2019, there were 5,690,730 shares of common stock issued and outstanding (excluding 15,871,770 shares of common stock subject to redemption). At December 31, 2018, there were 5,648,372 shares of common stock issued and outstanding (excluding 15,914,128 shares of common stock subject to redemption).

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At September 30, 2019 and December 31, 2018, there were no shares of preferred stock issued and outstanding.

Warrants

The warrants will become exercisable on the later of (a) 30 days after the completion of our initial Business Combination, and (b) 12 months from the closing of the Public Offering; provided in each case that we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company did not register the shares of common stock issuable upon exercise of the warrants. However, the Company has agreed that as soon as practicable, but in no event later than thirty (30) days after the closing of an initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed.

If a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within 90 days after the closing of an initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis. The warrants will expire at 5:00 p.m., New York City time, five years after the completion of an initial Business Combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the trust account. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the private placement warrants or sponsor loan warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant; upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

•        if, and only if, the last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period.

If the Company calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a ‘‘cashless basis.’’ In determining whether to require all holders to exercise their warrants on a ‘‘cashless basis,’’ its management will consider, among other factors, cash position, the number of warrants that are outstanding and the dilutive effect on stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the ‘‘fair market value’’ (defined below) by (y) the fair market value. The ‘‘fair market value’’ shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

None of the Placement Warrants or sponsor loan warrants will be redeemable by the Company so long as they are held by the Company’s Sponsor or its permitted transferees.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Underwriting Agreement

The Company paid an underwriting discount of 2% of the per Unit offering price to the underwriters at the closing of the Public Offering, excluding any amounts raised pursuant to the over-allotment option, or $3,000,000. In addition, the Underwriter is entitled to an aggregate deferred underwriting discount of $7,350,000 consisting of (i) four percent (4%) of the gross proceeds of the Public Offering, excluding any amounts raised pursuant to the over-allotment option, and (ii) six percent (6%) of the gross proceeds of the Units sold in the Public Offering pursuant to the over-allotment option. The Deferred Discount will be waived by the underwriters if the Company fails to complete a Business Combination and liquidates.

Registration Rights

Pursuant to a registration rights agreement entered into on March 15, 2018, the holders of the Company’s Founder Shares, holders of the Placement Warrants and holders of any warrants issued to the sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of common stock issuable upon the exercise of such warrants, respectively) are entitled to registration rights. The Company’s Sponsor, holders of the Placement Warrants and holders of any warrants issued to the Sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of common stock issuable upon the exercise of such warrants, respectively) are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders have ‘‘piggy-back’’ registration rights to include their securities in other registration statements filed by the Company. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not provide for any cash penalties or additional penalties associated with any delays in registering the securities.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

Forward Purchase Contracts

An anchor investor has committed, pursuant to a forward purchase contract with the Company, to purchase, in a private placement for gross proceeds of $15,000,000 to occur concurrently with the consummation of its initial Business Combination, 1,500,000 of the Company’s units at $10.00 per unit, and 300,000 shares of Common Stock (which will have the same terms as the Founder Shares described herein, except that they shall be for no additional consideration). The funds from the sale of units will be used as part of the consideration to the sellers in the initial Business Combination or for the combined company’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares and provides the Company with a minimum funding level for the initial Business Combination or future working capital needs.

Co-anchor investors have also committed, pursuant to forward purchase contracts with the Company, to purchase, in a private placement for gross proceeds of $10,000,000 to occur concurrently with the consummation of its initial Business Combination, 1,000,000 shares of Common Stock at a purchase price of $10.00 per share and 100,000 additional shares of Common Stock; these additional shares shall have the same terms as the Founder Shares, except that they shall be for no additional consideration. The funds from the sale of such shares will be used as part of the consideration to the sellers in the initial Business Combination or for the combined company’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares and provides the Company with a minimum funding level for the initial Business Combination or future working capital needs.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the condensed financial statements were issued.

Except as described below, the Company did not identify subsequent events that would have required adjustment or disclosure in the condensed financial statements other than the following.

On October 10, 2019, the Company entered into the Business Combination Agreement (the “Business Combination Agreement”) with the Sponsor, in the capacity as the representative from and after the closing of the Business Combination (as defined below) (the “Closing”) for the stockholders of the Company (other than the Sellers (as defined below)) (the “Purchaser Representative”), International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Centre (“IGI”), and Wasef Jabsheh (“Jabsheh”), in the capacity as the representative (the “Seller Representative”) for the holders of IGI’s outstanding ordinary shares that execute and deliver Exchange Agreements (as defined below) in connection with the Business Combination (the “Sellers”), to which a newly-formed Bermuda exempted company (“Pubco”) and its newly-formed wholly-owned subsidiary organized in Delaware (“Merger Sub”) are to become parties thereto pursuant to joinder agreements entered into after the date thereof.

In connection with the Business Combination Agreement, on October 10, 2019, certain shareholders of IGI holding approximately 91.4% of the issued and outstanding capital shares of IGI entered into Share Exchange Agreements with IGI, Tiberius and the Seller Representative, pursuant to which Pubco will become a party thereafter upon execution of a joinder thereto (each, an “Exchange Agreement”), and other shareholders of IGI may enter into Exchange Agreements after the date of the Business Combination Agreement and prior to the Closing.

Pursuant to the Business Combination Agreement and the Exchange Agreements, subject to the terms and conditions set forth therein, at the Closing (a) the Company will merge with and into Merger Sub, with the Company continuing as the surviving entity (the “Merger”), and with all holders of the Company’s securities receiving substantially identical securities of Pubco, and (b) Pubco will acquire all or substantially all of the issued and outstanding ordinary shares of IGI (the “Purchased Shares”) from the Sellers in exchange for a mix of cash and ordinary shares of Pubco, with

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 9 — SUBSEQUENT EVENTS (cont.)

IGI becoming a subsidiary of Pubco (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares (the “Transaction Consideration”) will be equal to (i) the sum of (the “Adjusted Book Value”) (A) the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing (the “Book Value”), plus (B) the amount of IGI’s out-of-pocket transaction expenses which reduced the Book Value from what it would have been if such expenses had not been incurred, multiplied by (ii) 1.22, and multiplied by (iii) a fraction equal to (A) the total number of Purchased Shares divided by (B) the total number of issued and outstanding IGI ordinary shares as of the Closing.

$80,000,000 of the Transaction Consideration will be paid in cash (the “Cash Consideration”), with each Purchased Share acquired for cash paid based on a value equal to two times Adjusted Book Value per share. The Purchased Shares paid with the Cash Consideration will be allocated among the Sellers based on an agreed upon formula, with Jabsheh receiving $65,000,000 of the Cash Consideration, Jabsheh’s family members receiving no Cash Consideration and the remaining Sellers receiving the remaining $15,000,000 pro rata based on the Purchased Shares owned by each such remaining Seller.

The remaining Transaction Consideration will be paid by Pubco to the Sellers by delivery of newly issued ordinary shares of Pubco (the “Exchange Shares”) equal in value to the Transaction Consideration less the Cash Consideration (the “Equity Consideration”), with each Exchange Share valued at the price per share (the “Redemption Price”) at which each share of the Company’s common stock is redeemed or converted pursuant to the redemption by the Company of its public stockholders in connection with the Company’s initial business combination, as required by its amended and restated certificate of incorporation and the Company’s initial public offering prospectus. The Exchange Shares will be allocated among the Sellers pro rata based on the total number of Purchased Shares held by them after deducting the number of Purchased Shares paid for with the Cash Consideration.

A number of Exchange Shares otherwise issuable to the Sellers at the Closing equal to 2.5% of the Transaction Consideration (the “Escrow Shares”) will be set aside in escrow and delivered to Continental Stock Transfer & Trust Company (or such other escrow agent reasonably acceptable to the Company and IGI), as escrow agent , at the Closing, with such Escrow Shares, and any dividends, distributions or other earnings thereon, to be used as the sole source of remedy available to Pubco for any post-closing Transaction Consideration negative adjustments. The Escrow Shares will be allocated among the Sellers pro rata based on the number of Exchange Shares received by each Seller, and while held in escrow, each Seller will have voting rights on the Escrow Shares based on such allocation. The Transaction Consideration to be paid by Pubco at the Closing will be based off of an estimate of the most current month-end Adjusted Book Value at the Closing and subject to a post-Closing true-up. If the true-up results in a decrease in the Transaction Consideration, such true-up will be paid to Pubco by delivery of the Escrow Shares (which will be effectively cancelled by Pubco) and other escrow property based on a price per share equal to the Redemption Price. If the true-up results in an increase in the Transaction Consideration, such true-up will be paid by Pubco by delivery of additional Exchange Shares based on a price per share equal to the Redemption Price (and without a cap on the number of additional Exchange Shares to be issued). Upon the final determination of the true-up, any remaining Escrow Shares or other escrow property will be delivered to the Sellers.

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors an aggregate of $23,611,809 of Tiberius common stock at $10.20 per share immediately prior to, and subject to, the Closing, which will become Pubco common shares in the Merger. The Subscription Agreement investment is conditioned on the concurrent Closing and other customary closing conditions. The PIPE Investors were also given registration rights in the Subscription Agreements pursuant to which Pubco, as the successor to Tiberius will be required to file a resale registration statement for the shares issued to the PIPE Investors within 30 days after the Closing and use its commercially reasonable efforts to have

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 9 — SUBSEQUENT EVENTS (cont.)

the registration statement declared effective as soon as practicable after the filing thereof. Each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Tiberius’ trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). The proceeds from the Subscription Agreement investment will be used to fund a portion of the cash consideration for the Business Combination, the transaction expenses and other liabilities of Tiberius and otherwise provide working capital and funds for corporate purposes to Pubco after the Closing.

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (each, a “Backstop Subscription Agreement”) with Tiberius’ directors and officers Michael Gray and Andrew Poole and their related company the Gray Insurance Company (collectively, the “Backstop Investors”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors up to an aggregate of $20,000,000 of Tiberius common stock at $10.20 per share immediately prior to, and subject to, the Closing, which will become Pubco common shares in the Merger, if and solely to the extent that the Minimum Cash Condition would otherwise not be met without their purchase (and prior to giving effect to any payment in Pubco common shares in lieu of cash under the Underwriting Agreement amendment as described below). The Backstop Subscription Agreement investment is conditioned on the concurrent Closing and other customary closing conditions. The Backstop Investors were also given registration rights in the Backstop Subscription Agreements pursuant to which Pubco, as the successor to Tiberius will be required to file a resale registration statement for the shares issued to the Backstop Investors within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. Each Backstop Investor agreed in the Backstop Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Tiberius’ trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). The proceeds from the Backstop Subscription Agreement investment will be used to fund a portion of the cash consideration for the Business Combination, the transaction expenses and other liabilities of Tiberius and otherwise provide working capital and funds for corporate purposes to Pubco after the Closing.

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into a Waiver Agreement (the “Waiver Agreement”) with its existing shareholder Weiss Multi-Strategy Advisers LLC (“Weiss”), pursuant to which Weiss agreed to waive any redemption rights that it might have with respect to the 1,327,700 shares of Tiberius common stock that it owns with respect to the Business Combination, and not to transfer, grant any proxies or powers of attorney or incur any liens with respect to, any such shares prior to the Closing. The Waiver Agreement will automatically terminate pursuant to its terms upon a termination of the Business Combination Agreement. The Waiver Agreement will help to ensure that Tiberius retains sufficient funds in its trust account to meet the Minimum Cash Condition.

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius and Cantor Fitzgerald & Co. (“Cantor”) entered into an amendment (the “Underwriting Agreement Amendment”) to the Underwriting Agreement, dated as March 15, 2018 (the “Underwriting Agreement”), by and between Tiberius, Cantor and the other underwriters named therein. Pursuant to the Underwriting Agreement Amendment, Cantor agreed to accept payment of the deferred underwriting commission payable to Cantor under Section 1.3 of the Underwriting Agreement in Pubco common shares (the “Deferred Commission Shares”), valued at $10.20 per Pubco common share, if and solely to the extent that Tiberius would otherwise not meet the Minimum Cash Condition (treating such issuance of Deferred Commission Shares to Cantor as an equity financing for purposes thereof) after giving effect to any Backstop Subscription Agreements. The payment in Deferred Commission Shares under the Underwriting Agreement Amendment is conditioned on the concurrent Closing and other customary closing conditions consistent with the conditions under the Subscription Agreements. Cantor was also given registration rights with respect to any Deferred Commission Shares pursuant to which Pubco, as the successor to Tiberius will be required to file a resale registration statement for the Deferred Commission Shares issued to Cantor within 30 days after the Closing and use

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 9 — SUBSEQUENT EVENTS (cont.)

its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The proceeds from the issuance of the Deferred Commission Shares instead of the cash payment required under the Underwriting Agreement will be used to fund a portion of the cash consideration for the Business Combination, the transaction expenses and other liabilities of Tiberius and otherwise provide working capital and funds for corporate purposes to Pubco after the Closing.

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”) with Church Mutual Insurance Company (“Church”), pursuant to which Tiberius agreed to purchase from Church and Church agreed to sell to Tiberius, simultaneously with and subject to the Closing (but after giving effect to the Forward Purchase Contract that was entered into between Tiberius and Church on November 9, 2017 (the “Church Forward Purchase Contract”)), 3,000,000 of the Tiberius warrants owned by Church, with 1,500,000 of such warrants currently owned by Church and 1,500,000 of such warrants to be issued to Church at the Closing pursuant to the Church Forward Purchase Contract (and including in each case any successor Pubco warrants upon the Merger), at $0.75 per warrant, for an aggregate purchase price of $2,250,000. Church agreed that until the Closing or earlier termination of the Warrant Purchase Agreement, it will not transfer any of its Tiberius warrants. Church also confirmed that IGI does not operate in an industry in which Church is prohibited from investing pursuant to the Church’s internal written policies and waived the conditions of the Church Forward Purchase Contract with respect thereto. The Warrant Purchase Agreement will automatically terminate pursuant to its terms upon a termination of the Business Combination Agreement. Church agreed in the Warrant Purchase Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Tiberius’ trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

TIBERIUS ACQUISITION CORPORATION

CONDENSED BALANCE SHEETS

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS:
Current assets:
Cash	$43,638	$325,115
Income tax receivable	2,000	30,000
Prepaid expenses	114,535	114,725
Total current assets	160,173	469,840
Investments and cash held in trust account	178,122,646	176,444,379
Total assets	$178,282,819	$176,914,219

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued expenses	$87,250	$184,237
Due to sponsor	65,000	5,000
Total current liabilities	152,250	189,237
Sponsor loan payable	1,725,000	1,725,000
Deferred underwriting commissions	7,350,000	7,350,000
Total liabilities	9,227,250	9,264,237

Commitments:
Common stock subject to possible redemption; $0.0001 par value; 15,894,746 shares (at redemption value of approximately $10.32 per share) as of June 30, 2019 and 15,914,128 shares (at redemption value of approximately $10.22 per share) as of December 31, 2018	164,055,568	162,649,981

Stockholders’ equity:
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.0001 par value, 60,000,000 shares authorized, 5,667,754 shares issued and outstanding (excluding 15,894,746 shares subject to possible redemption) as of June 30, 2019 and 5,648,372 issued and outstanding (excluding 15,914,128 shares subject to possible redemption) as of December 31, 2018	567	565
Additional paid-in-capital	2,031,533	3,437,124
Retained earnings	2,967,901	1,562,312
Total stockholders’ equity	5,000,001	5,000,001
Total liabilities and stockholders’ equity	$178,282,819	$176,914,219

See accompanying notes to condensed financial statements.

TIBERIUS ACQUISITION CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended June 30,		Six months ended June 30
	2019	2018	2019	2018
General and administrative expenses	$(205,330)	$(208,502)	$(405,527)	$(277,751)
Loss from operations	(205,330)	(208,502)	(405,527)	(277,751)
Interest income	1,054,046	782,064	2,071,647	860,543
Unrealized (loss) gain on marketable securities	91,933	6,579	89,468	9,735
Other income, net	1,145,979	788,643	2,161,115	870,278
Net income before taxes	940,649	580,141	1,755,588	592,527
Provision for income taxes	178,000	120,500	350,000	120,500
Net income	$762,649	$459,641	$1,405,588	$472,027

Weighted average number of shares outstanding:
Basic and diluted(1)	5,658,798	5,617,459	5,653,614	5,041,068

Loss available to common shares:
Basic and diluted(2)	$(0.02)	$(0.01)	$(0.04)	$(0.03)

____________

(1)      Excludes an aggregate of up to 15,894,746 and 15,933,362 shares subject to redemption at June 30, 2019 and 2018, respectively.

(2)      Net loss per common share — basic and diluted excludes interest income attributable to common stock subject redemption of $854,611 and $538,102 for the three months ended June 30, 2019 and 2018, respectively.

See accompanying notes to condensed financial statements.

TIBERIUS ACQUISITION CORPORATION

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Three and Six Months Ended March 31, 2019 and June 30, 2019

(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2019	5,648,372	$565	$3,437,124	$1,562,312	$5,000,001
Change in value of common stock subject to possible redemption	10,426	1	(642,941)	—	(642,940)
Net income	—	—	—	642,940	642,940
Balance at March 31, 2019	5,658,798	$566	$2,794,183	$2,205,252	$5,000,001
Change in value of common stock subject to possible redemption	8,956	1	(762,650)	—	(762,649)
Net income	—	—	—	762,649	762,649
Balance at June 30, 2019	5,667,754	$567	$2,031,533	$2,967,901	$5,000,001

For the Three and Six Months Ended March 31, 2018 and June 30, 2018
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2018	4,312,500	$431	$24,569	$(19,230)	$5,770
Sale of common stock to public, net of offering costs	17,250,000	1,725	161,560,945	—	161,562,670
Sale of 4,500,000 Private Placement Warrants	—	—	4,500,000	—	4,500,000
Common stock subject to possible redemption	(15,945,041)	(1,594)	(161,079,231)	—	(161,080,825)
Net income	—	—	—	12,386	12,386
Balance at March 31, 2018	5,617,459	$562	$5,006,286	$(6,844)	$5,000,001
Change in value of common stock subject to possible redemption	11,679	1	(459,642)		(459,641)
Net income	—	—	—	459,641	459,641
Balance at June 30, 2018	5,629,138	$563	$4,546,641	$452,797	$5,000,001

See accompanying notes to condensed financial statements.

TIBERIUS ACQUISITION CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income	$1,405,588	$472,027
Adjustments to reconcile net income to cash used in operating activities:
Interest earned in Trust Account	(2,071,647)	(860,543)
Unrealized gains on marketable securities held in Trust Account	(89,468)	(9,735)
Changes in operating assets and liabilities:
Changes in prepaid expenses and other current assets	190	(183,585)
Changes in accounts payable and accrued expenses	(96,988)	181,791
Changes in income taxes payable	28,000	—
Net cash used in operating activities	(824,325)	(400,045)

Cash flows from investing activities:
Cash deposited in Trust Account	—	(174,225,000)
Interest income released from Trust Account for tax payments	482,848	—
Net cash provided by (used in) investing activities	482,848	(174,225,000)

Cash flows from financing activities:
Proceeds from sale of Units in Public Offering	—	169,500,000
Proceeds from Sponsor Loan	—	1,725,000
Proceeds from sale of Private Placement Warrants	—	4,500,000
Note payable borrowings	—	45,437
Repayment of Note payable borrowings	—	(250,000)
Advance from Sponsor	60,000	74,540
Repayment of Advance from Sponsor	—	(69,540)
Payment of offering costs	—	(364,311)
Net cash provided by financing activities	60,000	175,161,126

Net change in cash	(281,477)	536,081
Cash at beginning of period	325,115	5,347
Cash at end of period	$43,638	$541,428
Supplementary cash flow information:
Cash paid for taxes	$322,000	$—
Non-cash investing and financing activities:
Deferred underwriting commissions	$—	$7,350,000
Initial value of common shares subject to possible redemption	$—	$161,033,395
Change in value of common shares subject to possible redemption	$1,405,587	$507,070

See accompanying notes to condensed financial statements.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General:

Tiberius Acquisition Corporation (the ‘‘Company’’) was incorporated in Delaware on November 18, 2015. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the ‘‘Business Combination’’). While it may pursue an acquisition opportunity in any business industry or sector and in any geographic region, the Company expects to focus on the U.S. based middle-market insurance sector. The Company has not selected any specific business combination target.

All activity through June 30, 2019 relates to the Company’s formation and its public offering (“Public Offering”), which is described below, and identifying a target business with which to consummate an initial Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents and securities from the proceeds derived from the Public Offering.

The registration statement for the Company’s Public Offering was declared effective on March 15, 2018. On March 20, 2018, the Company consummated the Public Offering of 15,000,000 units (“Units” and, with respect to the common stock included in the Units sold, the “Public Shares”) generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 4,500,000 warrants at a price of $1.00 per warrant (“Placement Warrants”) in a private placement to Lagniappe Ventures LLC (the “Sponsor”) generating gross proceeds of $4,500,000 (“Private Placement”), which is described in Note 4.

Simultaneously with the closing of the Public Offering, the Company received a loan from the Sponsor in the amount of $1,500,000 (“Sponsor Loan”), which is described in Note 4.

Following the closing of the Public Offering on March 20, 2018, an amount of $151,500,000 ($10.10 per Unit) from the net proceeds of the Public Offering, Placement Warrants, and Sponsor Loan were placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

On March 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 2,250,000 Units at $10.00 per Unit, and the Company received a loan from the Sponsor in the amount of $225,000. Following the closing, an additional $22,725,000 of net proceeds was placed in the Trust Account.

Transaction costs amounted to $10,937,331, consisting of $3,000,000 of underwriting fees, $7,350,000 of deferred underwriting fees and $587,331 of Public Offering costs. In addition, $1,278,124 of cash held outside of the Trust Account was available for working capital purposes immediately following the Public Offering.

Business Combination:

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination with a Target Business (discussed below). As used herein, ‘‘Target Business’’ must be with one or more target businesses that together have a fair market value equal to at least

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of signing a definitive agreement in connection with the Company’s initial Business Combination in accordance NASDAQ listing rules. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company, after signing a definitive agreement for a Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval unless a vote is required. If the Company seeks stockholder approval, it will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Business Combination, and instead may search for an alternate Business Combination. Additionally, the Company’s initial stockholders, officers and directors have entered into letter agreements with the Company, pursuant to which they have agreed (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if the Company fails to complete its initial Business Combination within 24 months (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Company fails to complete an Business Combination within the prescribed time frame). If the Company submits an initial Business Combination to its public stockholders for a vote, the Company’s initial stockholders have agreed to vote their founder shares and any public shares purchased in favor of an initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with a Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable. As a result, such shares of common stock are recorded at redemption amount and classified as temporary equity, in accordance with Accounting Standards Codification (‘‘ASC’’) 480, ‘‘Distinguishing Liabilities from Equity.’’ The amount in the Trust Account was initially $10.10 per public share ($174,225,000 held in the Trust Account divided by 17,250,000 public common shares).

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company’s Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a ‘‘group’’ (as defined under Section 13 of the Exchange Act) will be restricted from redeeming its shares with respect to more than an aggregate of 10% of the shares sold in the Public Offering (‘‘Excess Shares’’). However, the Company would not be restricting the stockholders’ ability to vote all of their shares (including Excess Shares) for or against a Business Combination.

The Company will only have 24 months from the closing date of the Public Offering to complete its initial Business Combination. If the Company does not complete a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

than ten business days thereafter, redeem the public shares of common stock for a per share pro rata portion of the Trust Account, including interest, but less taxes payable (less up to $50,000 of such net interest to pay dissolution expenses) and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining stockholders, as part of its plan of dissolution and liquidation. The sponsor has entered into letter agreements with us, pursuant to which they have waived their rights to participate in any redemption with respect to their founder shares; however, if the sponsor or any of the Company’s officers, directors or affiliates acquire shares of common stock in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete a Business Combination within the required time period.

In the event of such distribution, it is possible that the per share value of the Trust Account remaining available for distribution will be less than the public offering price per Unit in the Proposed Offering. In order to protect the amounts held in the Trust Account, the Company’s Chairman and Chief Executive Officer has agreed that he will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below $10.10 per share. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Company’s Chairman and Chief Executive Officer will not be responsible to the extent of any liability for such third party claims.

The Trust Account

The proceeds held in the Trust account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty (180) days or less in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account proceeds as described above.

The Company’s certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released to us until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any shares of common stock included in the Units sold in the Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of such shares of common stock if it does not complete the initial Business Combination within 24 months from the closing of the Public Offering; and (iii) the redemption of 100% of the shares of common stock included in the Units sold in the Public Offering if the Company is unable to complete an initial Business Combination within 24 months from the closing of the Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (‘‘SEC’’), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

for a fair presentation of the financial position as of June 30, 2019 and the results of operations and cash flows for the periods presented. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. Interim results are not indicative of results for a full year.

The unaudited interim condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 as filed with the SEC on March 26, 2019, which contains the audited financial statements and notes thereto for such fiscal year.

Liquidity

As of June 30, 2019, the Company had $43,638 in cash held outside of the Trust Account, $3,775,934 in interest income available from the Company’s investments in the Trust Account to pay its franchise and income taxes payable, and current liabilities of $152,250. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Sponsor has committed to provide up to an aggregate of $750,000 in loans to the Company. Based on the foregoing, the Company expects that it will have sufficient resources to fund our operations until March 20, 2020, our mandatory liquidation date.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Loss Per Common Share

Basic loss per common share is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. Consistent with ASC 480, common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per common share for the three and six months ended June 30, 2019 and 2018. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of shares of common stock to be issued to settle warrants, as calculated using the treasury method. For the three and six months ended June 30, 2019 and 2018, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into common stock, since the exercise of the warrants is contingent on the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A reconciliation of net loss per common share as adjusted for the portion of income that is attributable to common stock subject to redemption is as follows:

	Three months ended, June 30,		Six months ended, June 30,
	2019	2018	2019	2018
Net income (loss)	$762,649	$459,641	$1,405,588	$472,027
Less: Income attributable to common stock subject to possible redemption	(854,611)	(538,102)	(1,603,893)	(613,506)
Net loss available to common shares	$(91,962)	$(78,461)	$(198,305)	$(141,479)

Basic and diluted weighted average number of shares	5,658,798	5,617,459	5,653,614	5,041,068

Basic and diluted loss available to common shares	$(0.02)	$(0.01)	$(0.04)	$(0.03)

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2019 and December 31, 2018.

Cash and Marketable Securities held in Trust Account:

The amounts held in the Trust Account represent proceeds from the Public Offering, the Private Placement, the Sponsor Loan, and accumulated earnings thereon totaling $178,122,646, of which $178,098,721 were invested in United States treasury obligations with original maturities of six months or less. The remaining $23,925 of proceeds were held in cash. These assets can only be used by the Company in connection with the consummation of an initial Business Combination, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations. During the three and six months ended June 30, 2019, the Company withdrew $322,000 and $482,848 to pay its tax obligations, respectively.

Common stock subject to possible redemption:

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of events not solely within the Company’s control) is classified as temporary equity and is measured at redemption value. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Bulletin 5A – “Expenses of Offering.” Offering costs were $10,937,331 (including underwriting commission of $3,000,000 and deferred underwriting commissions of $7,350,000), consisting principally of costs incurred in connection with preparation for the Public Offering. These offering costs were charged to additional paid in capital upon closing of the Public Offering.

Fair Value of Financial Instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, ‘‘Fair Value Measurements and Disclosures,’’ approximates the carrying amounts represented in the balance sheet primarily due to their short term nature.

Use of Estimates:

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company complies with the accounting and reporting requirements of ASC 740, ‘‘Income Taxes,’’ which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no uncertain tax benefits as of June 30, 2019 and 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at June 30, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal,

U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Under ASC 740, Accounting for Income Taxes, the enactment of H.R. 1, (‘‘Tax Act’’) also requires companies, to recognize the effects of changes in tax laws and rates on deferred tax assets and liabilities and the retroactive effects of changes in tax laws in the period in which the new legislation is enacted. There is no further change to its assertion on maintaining a full valuation allowance against its U.S. deferred tax assets. The Company’s gross deferred tax assets will be revalued from 35% to 21% with a corresponding offset to the valuation allowance and any potential other taxes arising due to the Tax Act will result in reductions to its net operating loss carryforward and valuation allowance. Deferred tax assets and related valuation allowance are deemed to be immaterial for the period ended June 30, 2019 and 2018. The Company will continue to analyze the Tax Act to assess the full effects on its financial results.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were issued, require potential adjustment to or disclosure in the financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

NOTE 3 — PUBLIC OFFERING

Pursuant to the Public Offering, the Company sold 17,250,000 Units at a price of $10.00 per Unit, including the underwriter over-allotment of 2,250,000 units. Each Unit consists of one share of the Company’s common stock, $0.0001 par value and one redeemable common stock purchase warrant (the ‘‘Warrants’’). Each Warrant entitles the holder to purchase one share of common stock at a price of $11.50. Each Warrant will become exercisable on the completion of the Company’s initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation. However, if the Company does not complete its initial Business Combination on or prior to the 24-month period allotted to complete the Business Combination, the Warrants will expire at the end of such period. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of Warrants issued in connection with the 17,250,000 Units during the exercise period, there will be no net cash settlement of these Warrants and the Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the warrant agreement. Once the warrants become exercisable, the Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, only in the event that the last sale price of the Company’s shares of common stock equals or exceeds $18.00 per share for any 20 trading days within the 30-trading day period ending on the third trading day before the Company sends the notice of redemption to the warrant holders.

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

In December 2015, the Sponsor purchased 4,312,500 shares of common stock (the ‘‘Founder Shares’’) for $25,000, or approximately $0.006 per share. In December 2017, the Sponsor transferred 15,000 Founder Shares to each of the Company’s independent director nominees. The Founder Shares are identical to the common stock included in the Units sold in the Public Offering except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ over-allotment exercise in full, no shares are currently subject to forfeiture.

The Company’s initial stockholders’ have agreed not to transfer, assign or sell any of their Founder Shares until the earlier of (A) one year after the completion of the Company’s initial Business Combination, or (B) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property (the ‘‘Lock Up Period’’). If subsequent to the Company’s initial Business Combination, the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, or if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities, or other property, the Founder Shares will be released from the lock-up.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

Placement Warrants

The Sponsor purchased from the Company an aggregate of 4,500,000 warrants at a price of $1.00 per warrant (a purchase price of $4,500,000), in the Private Placement that occurred simultaneously with the completion of the Public Offering. Each Placement Warrant entitles the holder to purchase one share of common stock at $11.50 per share. The purchase price of the Placement Warrants was added to the proceeds from the Public Offering held in the Trust Account pending completion of the Company’s initial Business Combination. The Placement Warrants (including the common stock issuable upon exercise of the Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Units sold in the Public Offering. Otherwise, the Placement Warrants have terms and provisions that are identical to those of the Warrants sold as part of the Units in the Public Offering and have no net cash settlement provisions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public stockholders and the Warrants issued to the Sponsor will expire worthless.

Related Party Loans

The Company’s Sponsor loaned the Company an aggregate of $250,000 against the issuance of an unsecured promissory note (the ‘‘Note’’) to cover expenses related to this Public Offering. This loan was repaid during the quarter ended June 30, 2018. Additionally, the Company’s Sponsor paid, on behalf of the Company, a total of $69,540 for costs related to the Public Offering in excess of the Note, which was repaid out of working capital during the quarter ended June 30, 2018.

Our Sponsor has extended a loan to the Company in the amount of $1,725,000, inclusive of $225,000 as a result of the exercise of the underwriter’s over-allotment option, which is non-interest bearing and which will become due upon the completion of a Business Combination. In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes its Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to it. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $2,000,000 of such loans (including the loan from our Sponsor) may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Placement Warrants discussed above, though the Sponsor loan warrants would be identical to the public warrants, except that they would not be redeemable by the Company and would be exercisable on a cashless basis. Other than the currently existing loan from our Sponsor, the terms of such loans by the Company’s Sponsor, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Commencing March 2018, the Company agreed to pay its Chief Investment Officer $12,500 per month until the earlier of liquidation or the consummation of an initial Business Combination. The Company paid a total of $37,500 and $75,000 during the three and six months ended June 30, 2019, respectively. The Company paid a total of $37,500 and $37,500 during the three and six months ended June 30, 2018, respectively. In addition, an amount of $6,250 is included in Accounts payable and accrued expenses as of June 30, 2019.

In March 2018, the Company entered into an Administrative Services Agreement pursuant to which it pays its Sponsor, an affiliate of our Executive Chairman and Chief Executive Officer, a total of $10,000 per month for

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

office space, utilities and secretarial support. Upon completion of our initial Business Combination or liquidation, the Company will cease paying these monthly fees. The Company paid a total of $30,000 and $30,000 during the three and six months ended June 30, 2018, respectively. The Company did not pay any amounts pursuant to this agreement during the three and six months ended June 30, 2019. As a result of such non-payment, an amount of $65,000 is included in Due to Sponsor as of June 30, 2019.

NOTE 5 — CASH AND MARKETABLE SECURITIES IN TRUST ACCOUNT

Upon the closing of the Public Offering, the Private Placement, and the Sponsor Loan, $174,225,000 was placed in the Trust Account. At June 30, 2019, the Company’s Trust Account consisted of $23,925 of cash and $178,098,721 in United States treasury obligations with maturities of one hundred and eighty (180) days or less.

NOTE 6 — FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets that are measured on a recurring basis as of June 30, 2019 and December 31, 2018 indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

	June 30, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in United States treasury obligations held in Trust Account	$178,098,721	$178,098,721	$—	$—
Total	$178,098,721	$178,098,721	$—	$—
	December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in United States treasury obligations held in Trust Account	$176,444,135	$176,444,135	$—	$—
Total	$176,444,135	$176,444,135	$—	$—

NOTE 7 — STOCKHOLDERS’ EQUITY

Common Stock

The authorized common stock of the Company includes up to 60,000,000 shares with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share of common stock. At June 30, 2019, there were 5,667,754 shares of common stock issued and outstanding (excluding 15,894,746 shares of common stock subject to redemption). At December 31, 2018, there were 5,648,372 shares of common stock issued and outstanding (excluding 15,914,128 shares of common stock subject to redemption).

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At June 30, 2019 and December 31, 2018, there were no shares of preferred stock issued and outstanding.

Warrants

The warrants will become exercisable on the later of (a) 30 days after the completion of our initial Business Combination, and (b) 12 months from the closing of the Public Offering; provided in each case that we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company did not register the shares of common stock issuable upon exercise of the warrants. However, the Company has agreed that as soon as practicable, but in no event later than thirty (30) days after the closing of an initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed.

If a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within 90 days after the closing of an initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis. The warrants will expire at 5:00 p.m., New York City time, five years after the completion of an initial Business Combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the trust account. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the private placement warrants or sponsor loan warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant; upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

•        if, and only if, the last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period.

If the Company calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a ‘‘cashless basis.’’ In determining whether to require all holders to exercise their warrants on a ‘‘cashless basis,’’ its management will consider, among other factors, cash position, the number of warrants that are outstanding and the dilutive effect on stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the ‘‘fair market value’’ (defined below) by (y) the fair market value. The ‘‘fair market value’’ shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Tiberius Acquisition Corporation

Notes to Condensed Financial Statements
(Unaudited)

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

None of the Placement Warrants or sponsor loan warrants will be redeemable by the Company so long as they are held by the Company’s Sponsor or its permitted transferees.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Underwriting Agreement

The Company paid an underwriting discount of 2% of the per Unit offering price to the underwriters at the closing of the Public Offering, excluding any amounts raised pursuant to the over-allotment option, or $3,000,000. In addition, the Underwriter is entitled to an aggregate deferred underwriting discount of $7,350,000 consisting of (i) four percent (4%) of the gross proceeds of the Public Offering, excluding any amounts raised pursuant to the over-allotment option, and (ii) six percent (6%) of the gross proceeds of the Units sold in the Public Offering pursuant to the over-allotment option. The Deferred Discount will be waived by the underwriters if the Company fails to complete a Business Combination and liquidates.

Registration Rights

Pursuant to a registration rights agreement entered into on March 15, 2018, the holders of the Company’s Founder Shares, holders of the Placement Warrants and holders of any warrants issued to the sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of common stock issuable upon the exercise of such warrants, respectively) are entitled to registration rights. The Company’s Sponsor, holders of the Placement Warrants and holders of any warrants issued to the Sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of common stock issuable upon the exercise of such warrants, respectively) are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders have ‘‘piggy-back’’ registration rights to include their securities in other registration statements filed by the Company. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not provide for any cash penalties or additional penalties associated with any delays in registering the securities.

Forward Purchase Contracts

An anchor investor has committed, pursuant to a forward purchase contract with the Company, to purchase, in a private placement for gross proceeds of $15,000,000 to occur concurrently with the consummation of its initial Business Combination, 1,500,000 of the Company’s units at $10.00 per unit, and 300,000 shares of Common Stock (which will have the same terms as the Founder Shares described herein, except that they shall be for no additional consideration). The funds from the sale of units will be used as part of the consideration to the sellers in the initial Business Combination or for the combined company’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares and provides the Company with a minimum funding level for the initial Business Combination or future working capital needs.

Co-anchor investors have also committed, pursuant to forward purchase contracts with the Company, to purchase, in a private placement for gross proceeds of $10,000,000 to occur concurrently with the consummation of its initial Business Combination, 1,000,000 shares of Common Stock at a purchase price of $10.00 per share and 100,000 additional shares of Common Stock; these additional shares shall have the same terms as the Founder Shares, except that they shall be for no additional consideration. The funds from the sale of such shares will be used as part of the consideration to the sellers in the initial Business Combination or for the combined company’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares and provides the Company with a minimum funding level for the initial Business Combination or future working capital needs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tiberius Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tiberius Acquisition Corporation (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes and financial statement schedule(collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Marcum llp

/s/ Marcum LLP

We have served as the Company’s auditor since 2016.

New York, NY 10017

March 25, 2019

TIBERIUS ACQUISITION CORPORATION
BALANCE SHEETS

	December 31, 2018	December 31, 2017
ASSETS:
Current assets:
Cash	$325,115	$5,347
Income tax receivable	30,000	—
Prepaid expenses	114,725	12,500
Total current assets	469,840	17,847
Deferred offering costs	—	223,020
Investments and cash held in trust account	176,444,379	—
Total assets	$176,914,219	$240,867

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued expenses	$184,237	$30,534
Due to sponsor	5,000	—
Note payable	—	204,563
Total current liabilities	189,237	235,097
Sponsor loan payable	1,725,000	—
Deferred underwriting commissions	7,350,000	—
Total liabilities	9,264,237	235,097

Commitments and Contingencies:
Common stock subject to possible redemption; $0.0001 par value; 15,914,128 shares (at redemption value of approximately $10.22 per share) as of December 31, 2018	162,649,981	—

Stockholders’ equity:
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.0001 par value, 60,000,000 shares authorized, 5,648,372 shares issued and outstanding (excluding 15,914,128 shares subject to possible redemption) as of December 31, 2018 and 4,312,500 issued and outstanding as of December 31, 2017	565	431
Additional paid-in-capital	3,437,124	24,569
Retained earnings (Accumulated deficit)	1,562,312	(19,230)
Total stockholders’ equity	5,000,001	5,770
Total liabilities and stockholders’ equity	$176,914,219	$240,867

The accompanying notes are an integral part of these financial statements.

TIBERIUS ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2018	2017
General and administrative expenses	$(668,087)	$(16,297)
Loss from operations	(668,087)	(16,297)
Other income:
Interest income	2,687,003	—
Unrealized (losses) on marketable securities	(17,374)	—
Other income, net	2,669,629	—
Income (loss) before provision for income taxes	2,001,542	(16,297)
Provision for income taxes	(420,000)	—
Net income (loss)	$1,581,542	$(16,297)

Weighted average number of shares outstanding:
Basic and diluted(1)	5,205,676	3,750,000

Loss available to common shares:
Basic and diluted	$(0.06)	$(0.00)

____________

(1)      Excludes an aggregate of up to 15,914,128 shares subject to redemption at December 31, 2018, and excludes and aggregate of 562,500 shares subject to forfeiture to the extent the underwriters’ over-allotment option is note exercised in full at December 31, 2017.

(2)      Net loss per common share — basic and diluted excludes interest income attributable to common stock subject to redemption of $1,917,518 for the year ended December 31, 2018.

The accompanying notes are an integral part of these financial statements.

TIBERIUS ACQUISITION CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2018 and 2017

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
Balance at January 1, 2017	4,312,500	$431	$24,569	$(2,933)	$22,067
Net loss	—	—	—	(16,297)	(16,297)
Balance at December 31, 2017	4,312,500	$431	$24,569	$(19,230)	$5,770

Sale of common stock to public, net of offering costs	17,250,000	1,725	161,560,945	—	161,562,670
Sale of 4,500,000 Private Placement Warrants	—	—	4,500,000	—	4,500,000
Common stock subject to possible redemption	(15,914,128)	(1,591)	(162,648,390)	—	(162,649,981)
Net income	—	—	—	1,581,542	1,581,542
Balance at December 31, 2018	5,648,372	$565	$3,437,124	$1,562,312	$5,000,001

The accompanying notes are an integral part of these financial statements.

TIBERIUS ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$1,581,542	$(16,297)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Interest earned in Trust Account	(2,687,003)	—
Unrealized losses on marketable securities held in Trust Account	17,374	—
Changes in operating assets and liabilities:
Changes in prepaid expenses and other current assets	(102,225)	(12,500)
Changes in accounts payable and accrued expenses	153,704	1,644
Changes in income taxes receivable	(30,000)	—
Net cash used by operating activities	(1,066,608)	(27,153)

Cash flows from investing activities:
Investment of cash in Trust Account	(174,225,000)	—
Interest income released from Trust Account for taxes	450,250	—
Net cash used by investing activities	(173,774,750)	—

Cash flows from financing activities:
Proceeds from sale of Units in Public Offering	169,500,000	—
Proceeds from Sponsor Loan	1,725,000	—
Proceeds from sale of Private Placement Warrants	4,500,000	—
Note payable borrowings	45,437	12,500
Repayment of Note payable borrowings	(250,000)	—
Advance from Sponsor	74,540	—
Repayment of Advance from Sponsor	(69,540)	—
Payment of offering costs	(364,311)	(5,000)
Net cash provided by financing activities	175,161,126	7,500

Increase (decrease) in cash	319,768	(19,653)
Cash at beginning of period	5,347	25,000
Cash at end of period	$325,115	$5,347

Cash paid for taxes	$450,000	$—

Supplemental disclosure of non-cash investing and financing activities:
Deferred underwriting commissions	$7,350,000	$—
Deferred offering costs included in accrued offering cost	$—	$28,890
Payment of deferred offering costs directly through related party note payable	$—	$25,000
Initial value of common shares subject to possible redemption	$161,033,395	$—
Change in value of common shares subject to possible redemption	$1,616,586	$—

The accompanying notes are an integral part of these financial statements.

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General:

Tiberius Acquisition Corporation (the “Company”) was incorporated in Delaware on November 18, 2015. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). While it may pursue an acquisition opportunity in any business industry or sector and in any geographic region, the Company expects to focus on the U.S. based middle-market insurance sector. The Company has not selected any specific business combination target.

The period from November 18, 2015 (inception) through December 31, 2018 related to the Company’s formation and its public offering (“Public Offering”) described below, and since the Public Offering, the search for a target business with which to consummate an initial Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Public Offering.

The registration statement for the Company’s Public Offering was declared effective on March 15, 2018. On March 20, 2018, the Company consummated the Public Offering of 15,000,000 units (“Units” and, with respect to the common stock included in the Units being offered, the “Public Shares”) generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 4,500,000 warrants at a price of $1.00 per warrant (“Placement Warrants”) in a private placement to Lagniappe Ventures LLC (the “Sponsor”) generating gross proceeds of $4,500,000 (“Private Placement”), which is described in Note 4.

Simultaneously with the closing of the Public Offering, the Company received a loan from the Sponsor in the amount of $1,500,000 (“Sponsor Loan”), which is described in Note 4.

Following the closing of the Public Offering on March 20, 2018, an amount of $151,500,000 ($10.10 per Unit) from the net proceeds of the Public Offering, Placement Warrants, and Sponsor Loan was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

On March 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 2,250,000 Units at $10.00 per Unit, and the Company received a loan from the Sponsor in the amount of $225,000. Following the closing, an additional $22,725,000 of net proceeds was placed in the Trust Account.

Transaction costs amounted to $10,937,331, consisting of $3,000,000 of underwriting fees, $7,350,000 of deferred underwriting fees and $587,331 of Public Offering costs. In addition, $1,278,124 of cash was held outside of the Trust Account was available for working capital purposes immediately following the Public Offering.

Business Combination:

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination with a Target Business (discussed below). As used herein, “Target Business” must be with one or more target businesses that together have a fair market value equal to at least

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of signing a definitive agreement in connection with the Company’s initial Business Combination in accordance NASDAQ listing rules. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company, after signing a definitive agreement for a Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval unless a vote is required. If the Company seeks stockholder approval, it will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Business Combination, and instead may search for an alternate Business Combination. Additionally, the Company’s initial stockholders, officers and directors have entered into letter agreements with the Company, pursuant to which they have agreed (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if the Company fails to complete its initial Business Combination within 24 months of the closing of the public offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Company fails to complete an Business Combination within the prescribed time frame). If the Company submits an initial Business Combination to its public stockholders for a vote, the Company’s initial stockholders have agreed to vote their founder shares and any public shares purchased in favor of an initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with a Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable. As a result, such shares of common stock are recorded at redemption amount and classified as temporary equity, in accordance with Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.” The amount in the Trust Account was initially $10.10 per public share ($174,225,000 held in the Trust Account divided by 17,250,000 public common shares).

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions in connection with a Business Combination pursuant to the tender offer rules, the Company’s Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from redeeming its shares with respect to more than an aggregate of 10% of the shares sold in the Public Offering (“Excess Shares”). However, the Company would not be restricting the stockholders’ ability to vote all of their shares (including Excess Shares) for or against a Business Combination.

The Company will only have 24 months from the closing date of the Public Offering to complete its initial Business Combination. If the Company does not complete a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

than ten business days thereafter, redeem the public shares of common stock for a per share pro rata portion of the Trust Account, including interest, but less taxes payable (less up to $50,000 of such net interest to pay dissolution expenses) and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining stockholders, as part of its plan of dissolution and liquidation. The sponsor has entered into letter agreements with us, pursuant to which they have waived their rights to participate in any redemption with respect to their founder shares; however, if the sponsor or any of the Company’s officers, directors or affiliates acquire shares of common stock in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete a Business Combination within the required time period.

In the event of such distribution, it is possible that the per share value of the Trust Account remaining available for distribution will be less than the public offering price per Unit in the Proposed Offering. In order to protect the amounts held in the Trust Account, the Company’s Chairman and Chief Executive Officer has agreed that he will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below (i) $10.10 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Company’s Chairman and Chief Executive Officer will not be responsible to the extent of any liability for such third party claims.

The Trust Account

The proceeds held in the Trust account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty (180) days or less in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account proceeds as described above.

The Company’s certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released to us until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any shares of common stock included in the Units sold in the Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of such shares of common stock if it does not complete the initial Business Combination within 24 months from the closing of the Public Offering; and (iii) the redemption of 100% of the shares of common stock included in the Units sold in the Public Offering if the Company is unable to complete an initial Business Combination within 24 months from the closing of the Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liquidity

As of December 31, 2018, the Company had $325,115 in cash held outside of the Trust Account, $141,150 in interest income available from the Company’s investments in the Trust Account to pay its franchise and income taxes payable, and current liabilities of $189,237. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company expects that it will have sufficient resources to fund our operations for one year from the date of this filing.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Loss Per Common Share

Basic loss per common share is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. Consistent with ASC 480, common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per common share for the years ended December 31, 2018 and 2017. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of shares of common stock to be issued to settle warrants and convertible debt, as calculated using the treasury method. For the years ended December 31, 2018 and 2017, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into common stock, since the exercise of the warrants and conversion of debt is contingent on the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented.

A reconciliation of net loss per common share as adjusted for the portion of income that is attributable to common stock subject to redemption is as follows:

	Year ended, December 31,
	2018	2017
Net income (loss)	$1,581,542	$(16,297)
Less: Income attributable to common stock subject to possible redemption	(1,917,518)	—
Net loss available to common shares	$(335,976)	$(16,297)

Basic and diluted weighted average number of shares	5,205,676	3,750,000

Basic and diluted loss available to common shares	$(0.06)	$(0.00)

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2018 and 2017.

Cash and Marketable Securities held in Trust Account:

The amounts held in the Trust Account represent proceeds from the Public Offering, the Private Placement, the Sponsor Loan, and accumulated earnings thereon totaling $176,444,379, of which $176,443,135 were invested in United States treasury obligations with original maturities of six months or less. The remaining $1,244 of proceeds were held in cash. These assets can only be used by the Company in connection with the consummation of an initial Business Combination, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations. During the year ended December 31, 2018, the Company withdrew $450,000 to pay its tax obligations.

Common stock subject to possible redemption:

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of events not solely within the Company’s control) is classified as temporary equity and is measured at redemption value. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Cost

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Bulletin 5A – “Expenses of Offering.” Offering costs were $10,937,331 (including underwriting commission of $3,000,000 and deferred underwriting commissions of $7,350,000), consisting principally of costs incurred in connection with preparation for the Public Offering. These offering costs were charged to additional paid in capital upon closing of the Public Offering.

Fair Value of Financial Instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet primarily due to their short term nature.

Use of Estimates:

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes:

The Company complies with the accounting and reporting requirements of ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no uncertain tax benefits as of December 31, 2018 and 2017. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2018 and 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal,

U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Under ASC 740, the enactment of H.R. 1, (“Tax Act”) also requires companies, to recognize the effects of changes in tax laws and rates on deferred tax assets and liabilities and the retroactive effects of changes in tax laws in the period in which the new legislation is enacted. There is no further change to its assertion on maintaining a full valuation allowance against its U.S. deferred tax assets. The Company’s gross deferred tax assets will be revalued from 35% to 21% with a corresponding offset to the valuation allowance and any potential other taxes arising due to the Tax Act will result in reductions to its net operating loss carryforward and valuation allowance. Deferred tax assets and related valuation allowance are deemed to be immaterial for the period ended December 31, 2018 and 2017. The Company was required to revalue its deferred tax assets and liabilities at the new rate. There was no impact to on deferred tax assets and liabilities.

Recent Accounting Pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were issued, require potential adjustment to or disclosure in the financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

NOTE 3 — PUBLIC OFFERING

Pursuant to the Public Offering, the Company sold 17,250,000 Units at a price of $10.00 per Unit, including the underwriter over-allotment of 2,250,000 units. Each Unit consists of one share of the Company’s common stock, $0.0001 par value and one redeemable common stock purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase one share of common stock at a price of $11.50. Each Warrant will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 12 months from the closing of the Public Offering and will expire five years after the completion of the Company’s initial Business Combination or

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 3 — PUBLIC OFFERING (cont.)

earlier upon redemption or liquidation. However, if the Company does not complete its initial Business Combination on or prior to the 24-month period allotted to complete the Business Combination, the Warrants will expire at the end of such period. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of Warrants issued in connection with the 17,250,000 Units during the exercise period, there will be no net cash settlement of these Warrants and the Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the warrant agreement. Once the warrants become exercisable, the Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, only in the event that the last sale price of the Company’s shares of common stock equals or exceeds $18.00 per share for any 20 trading days within the 30-trading day period ending on the third trading day before the Company sends the notice of redemption to the warrant holders.

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

In December 2015, the Sponsor purchased 4,312,500 shares of common stock (the “Founder Shares”) for $25,000, or approximately $0.006 per share. In December 2017, the Sponsor transferred 15,000 Founder Shares to each of the Company’s independent director nominees. The Founder Shares are identical to the common stock included in the Units sold in the Public Offering except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ over-allotment exercise in full, no shares are currently subject to forfeiture.

The Company’s initial stockholders’ have agreed not to transfer, assign or sell any of their Founder Shares until the earlier of (A) one year after the completion of the Company’s initial Business Combination, or (B) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Lock Up Period”). If subsequent to the Company’s initial Business Combination, the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, or if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities, or other property, the Founder Shares will be released from the lock-up.

Placement Warrants

The Sponsor purchased from the Company an aggregate of 4,500,000 warrants at a price of $1.00 per warrant (a purchase price of $4,500,000), in the Private Placement that occurred simultaneously with the completion of the Public Offering. Each Placement Warrant entitles the holder to purchase one share of common stock at $11.50 per share. The purchase price of the Placement Warrants was added to the proceeds from the Public Offering held in the Trust Account pending completion of the Company’s initial Business Combination. The Placement Warrants (including the common stock issuable upon exercise of the Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Units sold in the Public Offering. Otherwise, the Placement

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

Warrants have terms and provisions that are identical to those of the Warrants sold as part of the Units in the Public Offering and have no net cash settlement provisions. If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public stockholders and the Warrants issued to the Sponsor will expire worthless.

Related Party Loans

The Company’s Sponsor loaned the Company an aggregate of $250,000 against the issuance of an unsecured promissory note (the “Note”) to cover expenses related to this Public Offering. This loan was repaid during the quarter ended June 30, 2018. Additionally, the Company’s Sponsor paid, on behalf of the Company, a total of $69,540 for costs related to the Public Offering in excess of the Note, which was repaid out of working capital during the quarter ended June 30, 2018.

Our Sponsor has extended a loan to the Company in the amount of $1,725,000, inclusive of $225,000 as a result of the exercise of the underwriter’s over-allotment option, which is non-interest bearing and will which will become due upon the completion of a Business Combination. In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes its Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to it. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $2,000,000 of such loans (including the loan from our Sponsor) may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Placement Warrants discussed above, though the Sponsor loan warrants would be identical to the public warrants, except that they would not be redeemable by the Company and would be exercisable on a cashless basis. Other than the currently existing loan from our Sponsor, the terms of such loans by the Company’s Sponsor, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Commencing March 2018, the Company agreed to pay its Chief Investment Officer $12,500 per month until the earlier of liquidation or the consummation of an initial Business Combination. The Company paid a total of $112,500 during the year ended December 31, 2018. In addition, an amount of $6,250 is included in Accounts payable and accrued expenses as of December 31, 2018.

In March 2018, the Company entered into an Administrative Services Agreement pursuant to which it pays its Sponsor, an affiliate of our Executive Chairman and our Chief Executive Officer, a total of $10,000 per month for office space, utilities and secretarial support. Upon completion of our initial Business Combination or liquidation, the Company will cease paying these monthly fees. The Company paid a total of $90,000 pursuant to this agreement during the year ended December 31, 2018. In addition, an amount of $5,000 is included in Due to Sponsor as of December 31, 2018.

NOTE 5 — CASH AND MARKETABLE SECURITIES IN TRUST ACCOUNT

Upon the closing of the Public Offering, the Private Placement, and the Sponsor Loan, $174,225,000 was placed in the Trust Account. At December 31, 2018, The Company’s Trust Account consisted of $1,244 of cash and $176,443,135 in United States treasury obligations with maturities of one hundred and eighty (180) days or less.

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 6 — FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets that are measured on a recurring basis as of December 31, 2018 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

	December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in United States treasury obligations held in Trust Account	$176,443,135	$176,444,135	$—	$—
Total	$176,444,135	$176,444,135	$—	$—

NOTE 7 — STOCKHOLDERS’ EQUITY

Common Stock

The authorized common stock of the Company includes up to 60,000,000 shares with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share of common stock. At December 31, 2018, there were 5,648,372 shares of common stock issued and outstanding (excluding 15,914,128 shares of common stock subject to redemption). At December 31, 2017, there were 4,312,500 shares of common stock issued and outstanding (including an aggregate of up 562,500 shares subject to forfeiture to the extent the over-allotment option is not exercised in full by the underwriters).

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At December 31, 2018 and December 31, 2017, there were no shares of preferred stock issued and outstanding.

Warrants

The warrants will become exercisable on the later of (a) 30 days after the completion of our initial Business Combination, and (b) 12 months from the closing of the Public Offering; provided in each case that we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company did not register the shares of common stock issuable upon exercise of the warrants. However, the Company has agreed that as soon as practicable, but in no event later than thirty (30) days after the closing of an initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed.

If a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within 90 days after the closing of an initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis. The warrants will expire at 5:00 p.m., New York City time, five years after the completion of an initial Business Combination or earlier upon redemption or liquidation.

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the trust account. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the private placement warrants or sponsor loan warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant; upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

•        if, and only if, the last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period.

If the Company calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” its management will consider, among other factors, cash position, the number of warrants that are outstanding and the dilutive effect on stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

None of the Placement Warrants or sponsor loan warrants will be redeemable by the Company so long as they are held by the Company’s sponsor or its permitted transferees.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Underwriting Agreement

The Company paid an underwriting discount of 2% of the per Unit offering price to the underwriters at the closing of the Public Offering, excluding any amounts raised pursuant to the over-allotment option, or $3,000,000. In addition, the Underwriter is entitled to aggregate deferred underwriting discount of $7,350,000 consisting of (i) four percent (4%) of the gross proceeds of the Public Offering, excluding any amounts raised pursuant to the over-allotment option, and (ii) six percent (6%) of the gross proceeds of the Units sold in the Public Offering pursuant to the over-allotment option. The Deferred Discount will be waived by the underwriters if the Company fails to complete a Business Combination and liquidates.

Registration Rights

Pursuant to a registration rights agreement entered into on March 15, 2018, the holders of the Company’s Founder Shares, holders of the Placement Warrants and holders of any warrants issued to the sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of common stock issuable upon the exercise of such warrants, respectively) are entitled to registration rights. The Company’s Sponsor, holders of the Placement Warrants and holders of any warrants issued to the Sponsor on conversion of the Sponsor’s loan at its discretion (and any shares of common stock issuable upon the exercise of such warrants, respectively) are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition,

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

these holders have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not provide for any cash penalties or additional penalties associated with any delays in registering the securities.

Forward Purchase Contracts

An anchor investor has committed, pursuant to a forward purchase contract with the Company, to purchase, in a private placement for gross proceeds of $15,000,000 to occur concurrently with the consummation of its initial Business Combination, 1,500,000 of the Company’s units at $10.00 per unit, and 300,000 shares of Common Stock (which will have the same terms as the Founder Shares described herein, except that they shall be for no additional consideration). The funds from the sale of units will be used as part of the consideration to the sellers in the initial Business Combination or for the combined company’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares and provides the Company with a minimum funding level for the initial Business Combination or future working capital needs.

Co-anchor investors have also committed, pursuant to forward purchase contracts with the Company, to purchase, in a private placement for gross proceeds of $10,000,000 to occur concurrently with the consummation of its initial Business Combination, 1,000,000 shares of Common Stock at a purchase price of $10.00 per share and 100,000 additional shares of Common Stock; these additional shares shall have the same terms as the Founder Shares, except that they shall be for no additional consideration. The funds from the sale of such shares will be used as part of the consideration to the sellers in the initial Business Combination or for the combined company’s working capital needs. This commitment is independent of the percentage of stockholders electing to redeem their public shares and provides the Company with a minimum funding level for the initial Business Combination or future working capital needs.

NOTE 9 — INCOME TAX

The Company’s net deferred tax liabilities are as follows:

	December 31, 2018	December 31, 2017
Deferred tax asset (liability)
Net operting loss carryover	$—	$3,965
Unrealized loss on marketable securities	3,649	—
Deferred tax asset (liability)	$3,649	$3,965

The income tax provision consists of the following:

	For the year ended December 31, 2018	For the year ended December 31, 2017
Federal
Current	$420,000	$—
Deferred	—	—
State
Current	—	—
Deferred	—	—
Change in valuation allowance	—	—
Income tax provision expense/(benefit)	$420,000	$—

Tiberius Acquisition Corporation

Notes to Financial Statements

NOTE 9 — INCOME TAX (cont.)

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2018 and 2017 is as follows:

	2018	2017
Statutory federal income tax rate	21%	35%
State taxes, net of federal tax benefit	0%	0%
Income tax provision expense/(benefit)	21%	35%

As of December 31, 2018 and 2017, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open and subject to examination. The Company considers Louisiana to be a significant state tax jurisdiction.

INTERNATIONAL GENERAL INSURANCE HOLDINGS Ltd

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2019 (UNAUDITED)

International General Insurance Holdings Ltd
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2019
	Notes	30 June 2019	31 December 2018
		USD	USD
ASSETS

Property, premises and equipment	3	13,227,513	12,216,997
Intangible assets		3,267,321	2,935,750
Investments in associates		13,547,122	13,437,778
Investment properties	4	31,097,058	30,655,214
Deferred tax assets		442,732	638,841
Investments	5	220,601,261	200,904,811
Deferred policy acquisition costs		40,860,644	36,403,831
Insurance receivables		122,059,533	108,247,631
Other assets		6,759,432	5,061,050
Reinsurance share of unearned premiums		36,961,095	32,566,847
Reinsurance share of outstanding claims	7	180,254,586	187,565,382
Deferred excess of loss premiums		4,116,514	12,448,671
Term deposits	6	141,204,065	75,327,231
Cash and cash equivalents	6	138,279,030	184,732,364
TOTAL ASSETS		952,677,906	903,142,398

EQUITY
Issued share capital	8	143,375,678	143,375,678
Additional paid in capital		2,773,000	2,773,000
Treasury shares	9	(20,102,500)	(15,050,000)
Foreign currency translation reserve		(286,959)	(294,929)
Fair value reserve		3,959,871	953,704
Retained earnings		178,849,502	169,406,433
TOTAL EQUITY		308,568,592	301,163,886

LIABILITIES
Gross outstanding claims	7	397,160,743	384,379,841
Gross unearned premiums		206,463,986	168,254,688
Other liabilities		7,404,044	8,299,453
Insurance payables		25,070,947	33,034,146
Unearned commissions		8,009,594	8,010,384
TOTAL LIABILITIES		644,109,314	601,978,512
Total EQUITY AND LIABILITIES		952,677,906	903,142,398

The attached notes 1 to 17 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd
INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the period ended 30 June 2019 (Unaudited)
		For the six months ended 30 June
	Notes	2019	2018
		USD	USD
Gross written premiums		186,330,192	166,085,532
Reinsurers’ share of insurance premiums		(49,039,789)	(54,604,670)
Net written premiums		137,290,403	111,480,862
Change in unearned premiums		(38,209,299)	(24,689,697)
Reinsurers’ share of change in unearned premiums		4,394,249	4,668,138
Net change in unearned premiums		(33,815,050)	(20,021,559)
Net premiums earned		103,475,353	91,459,303
Claims and claim adjustment expenses	7	(79,928,276)	(141,120,794)
Reinsurers’ share of claims	7	24,550,285	94,115,826
Net claims and claim adjustment expenses		(55,377,991)	(47,004,968)
Commissions earned		7,260,763	7,699,019
Policy acquisition costs		(29,270,656)	(29,191,281)
Net policy acquisition expenses		(22,009,893)	(21,492,262)
Net underwriting results		26,087,469	22,962,073
Net investment income	11	7,292,252	4,875,628
Share of profit or loss from associates		109,344	75,572
General and administrative expenses		(18,503,774)	(15,777,980)
Other revenues		900,161	442,658
Other expenses		(1,215,431)	(681,360)
Gain (loss) on foreign exchange		424,184	(2,464,475)
Profit before tax		15,094,205	9,432,116
Income tax		(196,109)	—
PROFIT FOR THE PERIOD		14,898,096	9,432,116
Earnings per share
Basic and diluted earnings per share attributable to equity holders	13	0.11	0.07

The attached notes 1 to 17 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd
INTERIM CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
For the period ended 30 June 2019 (Unaudited)
	For the six months ended 30 June
	2019	2018
	USD	USD
Profit for the period	14,898,096	9,432,116

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in fair value reserve during the period for bonds at fair value through other comprehensive income	3,493,667	(1,353,405)
Currency translation difference	7,970	(6,370)

Other comprehensive income which will not be reclassified to profit or loss in subsequent periods
Net change in fair value reserve during the period for equities at fair value through other comprehensive income	(487,500)	58,387
Other comprehensive income for the period	3,014,137	(1,301,388)
Total comprehensive income for the period	17,912,233	8,130,728

The attached notes 1 to 17 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended 30 June 2019 (Unaudited)
	For the six months ended 30 June
	2019	2018
	USD	USD
Operating Activities
Profit for the period before tax	15,094,205	9,432,116

Adjustments for:
Gain on sale of premises and equipment	(22,565)	—
Depreciation and amortization	1,078,057	711,719
Net share of profit from associates	(109,344)	(75,572)
Lease interest expense	44,323	—
Realized (gain) loss on sale of investments	(445,459)	392,097
(Gain) loss on revaluation of financial assets at fair value through income statement	(984,002)	99,540
Net foreign exchange differences	(424,184)	2,464,475
Cash from operations before working capital changes	14,231,031	13,024,375
Insurance receivables	(12,961,904)	(7,708,037)
Reinsurance assets	11,248,705	(32,837,227)
Deferred policy acquisition costs	(4,456,813)	(3,747,153)
Other assets	(1,690,412)	(439,214)
Insurance contract liabilities	50,990,200	56,870,089
Insurance payables	(7,963,199)	(5,554,154)
Unearned commissions	(790)	200,000
Other Liabilities	(2,420,339)	(4,725,954)
Term deposits	(65,876,834)	(10,510,776)
Purchase of investments	(42,911,024)	(8,035,417)
Additions to investment property	(441,844)	—
Proceeds from sale and maturity of investments	27,650,202	29,906,978
Net cash (used in) from operating activities	(34,603,021)	26,443,510

Investing Activities
Purchase of premises and equipment	(165,553)	(237,931)
Sale of premises and equipment	22,565	—
Purchase of intangible assets	(538,985)	(391,909)
Net cash used in investing activities	(681,973)	(629,840)

Financing activities
Dividend paid to shareholders	(5,455,027)	—
Treasury shares	(5,052,500)	(15,050,000)
Payment of lease liability	(234,999)	—
Net cash used in financing activities	(10,742,526)	(15,050,000)
Net change in cash and cash equivalents	(46,027,520)	10,763,670
Net foreign exchange differences	(425,814)	(1,583,465)
Cash and cash equivalents at the beginning of the period	184,732,364	104,150,495
Cash and cash equivalents at the end of the period	138,279,030	113,330,700

The attached notes 1 to 17 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the period ended 30 June 2019 (Unaudited)
	Issued share capital	Additional paid in capital	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD	USD	USD	USD	USD	USD	USD
As at 1 January 2019	143,375,678	2,773,000	(15,050,000)	(294,929)	953,704	169,406,433	301,163,886
Profit for the period	—	—	—	—	—	14,898,096	14,898,096
Other comprehensive income	—	—	—	7,970	3,006,167	—	3,014,137
Total comprehensive income	—	—	—	7,970	3,006,167	14,898,096	17,912,233
Purchase of treasury shares (note 9)	—	—	(5,052,500)	—	—	—	(5,052,500)
Dividends paid during the period (note 10)	—	—	—	—	—	(5,455,027)	(5,455,027)
As at 30 June 2019	143,375,678	2,773,000	(20,102,500)	(286,959)	3,959,871	178,849,502	308,568,592

As at 1 January 2018	143,375,678	2,773,000	—	(269,206)	14,208,469	141,312,012	301,399,953
Impact of adopting IFRS 9	—	—	—	—	(6,680,687)	6,643,989	(36,698)
As at 1 January 2018	143,375,678	2,773,000	—	(269,206)	7,527,782	147,956,001	301,363,255
Profit for the period	—	—	—	—	—	9,432,116	9,432,116
Other comprehensive income	—	—	—	(6,370)	(1,295,018)	—	(1,301,388)
Total comprehensive income	—	—	—	(6,370)	(1,295,018)	9,432,116	8,130,728
Purchase of treasury shares (note 9)	—	—	(15,050,000)	—	—	—	(15,050,000)
As at 30 June 2018	143,375,678	2,773,000	(15,050,000)	(275,576)	6,232,764	157,388,117	294,443,983

The attached notes 1 to 17 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

1. CORPORATE INFORMATION

International General Insurance Holdings Ltd (“the Company”) is incorporated as a company limited by shares under the Companies Law, DIFC Law No. 5 of 2018 on 7 May 2006 and is engaged in the business of insurance and re-insurance. The Company’s registered office is at unit 1, Gate Village 01, P. O. Box 506646, Dubai International Financial Centre.

The Company and its subsidiaries (together “the Group”) operate in the United Arab Emirates, Bermuda, United Kingdom, Jordan, Morocco, Malaysia, and the Cayman Islands.

The interim condensed consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on 2 December 2019.

2. BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as at 31 December 2018. In addition, results for the six months ended 30 June 2019 are not necessarily indicative of the results that may be expected for the financial year ending 31 December 2019.

Basis of consolidation

The interim condensed consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 30 June 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•        Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•        Exposure, or rights, to variable returns from its involvement with the investee, and

•        The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•        The contractual arrangement with the other vote holders of the investee

•        Rights arising from other contractual arrangements

•        The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

2. BASIS OF PREPARATION (cont.)

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•        Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•        Derecognizes the carrying amount of any non-controlling interest;

•        Derecognizes the cumulative translation differences, recorded in equity, if any;

•        Recognizes the fair value of the consideration received;

•        Recognizes the fair value of any investment retained;

•        Recognizes any surplus or deficit in profit or loss; and

•        Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The Group has the following subsidiaries:

			Ownership
	Country of incorporation	Activity	30 June 2019	31 December 2018
International General Insurance Underwriting	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned by the subsidiary International General Insurance Co. Ltd. Bermuda
International General Insurance Company Ltd. Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company Dubai Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
Specialty Malls Investment Co.	Jordan	Real estate properties development and lease	100%	100%
IGI Services Limited	Cayman Islands	Owning and chartering aircraft	100%	100%

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

2. BASIS OF PREPARATION (cont.)

Changes in accounting policies

The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2018, except for the adoption of new standards effective as of 1 January 2019 as shown below:

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective approach with the date of initial application of 1 January 2019 accordingly, prior year consolidated financial statements were not restated. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption IFRS 16 is as follows:

Impact on the consolidated statement of financial position (increase/(decrease)) as at 1 January 2019:

2019
USD
Property, premises and equipment
Right of use assets	1,715,606

Other liabilities
Lease liabilities	1,715,606
Total equity	—

The Group did not record any impact on the retained earnings as the balances of the prepaid rentals and accrued rentals were not material, accordingly the impact was calculated for the contracts starting from 1 January 2019.

a) Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of plant and equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. The Group has no finance leases as at 1 January 2019.

In an operating lease, the leased property was historically not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Prepayments and Trade and other payables, respectively.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

2. BASIS OF PREPARATION (cont.)

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group.

•        Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•        Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•        Relied on its assessment of whether leases are onerous immediately before the date of initial application

•        Applied the short-term leases exemptions to leases with a lease term that ends within 12 months at the date of initial application

•        Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•        Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The lease liabilities as at 1 January 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows:

USD
Operating lease commitments as at 31 December 2018	1,994,122
Weighted average incremental borrowing rate as at 1 January 2019	4.3%
Discounted operating lease commitments at 1 January 2019	1,715,606

b) Amounts recognized in the consolidated statement of financial position and income

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Offices	Lease liabilities
	USD	USD
At 1 January 2019	1,715,606	1,715,606
Depreciation	(208,347)	—
Interest expense	—	44,323
Payments	—	(234,999)
At 30 June 2019	1,507,259	1,524,930

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

2. BASIS OF PREPARATION (cont.)

c) Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities.

The Group has included the right-of-use assets arising from the lease contracts within property, plant and premises in the consolidated statement of financial position.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group has included the lease obligations arising from the lease contracts within the other liabilities in the consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to some of its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below USD 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

2. BASIS OF PREPARATION (cont.)

The Group considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group included the renewal period as part of the lease term for leases of plant and equipment due to the significance of these assets to its operations. These leases have a short non-cancellable period and there will be a significant negative effect on the Group’s operations if a replacement is not readily available.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available.

This interpretation does not have any impact on the Group’s consolidated financial statements.

3. PROPERTY, PREMISES AND EQUIPMENT

The additions to the property and equipment during the six-months period ended 30 June 2019 was USD 165,553 (30 June 2018: USD 237,931). The depreciation and amortization expense for the six-months period ended 30 June 2019 was USD 1,078,057 (30 June 2018: USD 711,719).

Pursuant to the application of IFRS 16, the Group has recognized a total amount of USD 1,715,606 as a right-of-use assets for the leased offices. During the period ended 30 June 2019, interest expense amounted to USD 44,323 and depreciation expense of USD 208,347 was recognized for the leased assets.

4. INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:

	30 June 2019
	Commercial building	Land*	Total
	USD	USD	USD
Opening balance (1 January 2019)	20,312,477	10,342,737	30,655,214
Additions	—	441,844	441,844
Ending balance (30 June 2019)	20,312,477	10,784,581	31,097,058
	31 December 2018
	Commercial building	Land*	Total
	USD	USD	USD
Opening balance (1 January 2018)	20,218,543	10,342,737	30,561,280
Fair value adjustment	93,934	—	93,934
Ending balance (31 December 2018)	20,312,477	10,342,737	30,655,214

____________

*        Land amounting to USD 10,784,581 as at 30 June 2019 (2018: USD 10,342,737) is registered in the name of one of the Directors of the Group. The Group has obtained a proxy over this investment property.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

4. INVESTMENT PROPERTIES (cont.)

As at 30 June 2019, management is of the opinion that the fair value of the investment properties carrying amount at that date approximates the fair valuation performed on 31 December 2018, therefore no fair value adjustments were recorded. The fair value of investment properties used for the year end 31 December 2018 is based on valuations performed by a professional third-party valuator. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The management believes that this valuation technique falls under level 3 of fair value hierarchy since investment properties market is not very active.

The sensitivity of the Group financial statements to the change in the price used for the valuation of the investment properties was as following:

	%	Price per square meter	Impact on statement of income for the increase in price per square meter	Impact on statement of income for the decrease in price per square meter
		USD	USD	USD
Commercial building
30 June 2019	+/- 10	1,139	2,031,247	(2,031,247)
30 June 2018	+/- 10	1,131	2,021,854	(2,021,854)
	%	Price per square meter	Impact on statement of income for the increase in price per square meter	Impact on statement of income for the decrease in price per square meter
		USD	USD	USD
Land
30 June 2019	+/- 10	151	1,078,458	(1,078,458)
30 June 2018	+/- 10	151	1,034,273	(1,034,273)

5. INVESTMENTS

	30 June 2019
	Amortized Cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD	USD	USD	USD
Unquoted bonds	3,237,287	—	—	3,237,287
Quoted bonds	—	181,569,251	—	181,569,251
Quoted funds and alternative investments	—	—	8,864,077	8,864,077
Quoted equities	—	14,829,844	6,393,165	21,223,009
Unquoted equities**	—	5,988,087	—	5,988,087
Expected credit losses and impairment*	(280,450)	—	—	(280,450)
	2,956,837	202,387,182	15,257,242	220,601,261

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

5. INVESTMENTS (cont.)

	31 December 2018
	Amortized Cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD	USD	USD	USD
Unquoted bonds	3,737,287	—	—	3,737,287
Quoted bonds	—	162,161,914	—	162,161,914
Quoted funds and alternative investments	—	—	8,383,593	8,383,593
Quoted equities	—	15,320,310	5,594,070	20,914,380
Unquoted equities**	—	5,988,087	—	5,988,087
Expected credit losses and impairment*	(280,450)	—	—	(280,450)
	3,456,837	183,470,311	13,977,663	200,904,811

____________

*        No impairment provision for the expected credit losses was recognized for the period ended 30 June 2019 as the management believes that the changed in the expected credit losses is not material.

**      The Group unquoted equity investments that are designated at fair value through other comprehensive income are recorded at fair values by adopting market approach using the price of most recent sale transaction as a basis to arrive at value of these investments. There are no active markets for these investments and the Group intends to hold them indefinitely. In case there is no information available about sale transactions, the Group will apply valuation techniques under the Income approach, using the discounted cash flow method.

The table below shows the sensitivity of the fair value of Level 3 assets to changes in unobservable inputs to a reasonable alternative for the six months periods ended 30 June 2019 and 30 June 2018:

	%	Positive impact	Negative impact
		USD	USD
30 June 2019	+/- 10	598,808	(598,808)
30 June 2018	+/- 10	443,616	(443,616)

6. CASH AT BANKS

(a) CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents as at 30 June 2019 and 31 December 2018, in interim condensed consolidated statement of financial position:

	30 June 2019	31 December 2018
	USD	USD
Cash and bank balances	110,980,605	159,478,364
Deposits with original maturities of three months or less	27,298,425	25,254,000
Total cash and cash equivalents	138,279,030	184,732,364

Details of cash and cash equivalents as at 30 June 2019 and 30 June 2018, in the consolidated statement of cash flows are as follows:

	30 June 2019	30 June 2018
	USD	USD
Cash and bank balances	110,980,605	77,789,263
Deposits with original maturities of three months or less	27,298,425	35,541,437
Total cash and cash equivalents	138,279,030	113,330,700

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

6. CASH AT BANKS (cont.)

(b) TERM DEPOSITS

	30 June 2019	31 December 2018
	USD	USD
Total deposits	168,502,490	100,581,231
Less: deposits with original maturities of three months or less – note 6 (a)	27,298,425	25,254,000
Total term deposits	141,204,065	75,327,231

The deposits are denominated in US Dollars and dollar pegged currencies and are held for varying periods between one month to one year depending on the immediate cash requirements of the Group.

7. OUTSTANDING CLAIMS

Movement in outstanding claims

	30 June 2019			31 December 2018
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD	USD	USD	USD	USD	USD
At the beginning of the period/year
Reported claims	285,770,257	(170,124,934)	115,645,323	303,254,937	(178,617,218)	124,637,719
Claims incurred but not reported	98,609,584	(17,440,448)	81,169,136	79,972,504	(7,974,801)	71,997,703
	384,379,841	(187,565,382)	196,814,459	383,227,441	(186,592,019)	196,635,422
Claims paid	(67,147,374)	31,861,081	(35,286,293)	(209,892,000)	124,783,536	(85,108,464)
Provided during the period/year related to current accident year	79,425,194	(25,326,061)	54,099,133	196,708,805	(102,442,564)	94,266,241
Provided during the period/year related to previous accident years	503,082	775,776	1,278,858	14,335,595	(23,314,335)	(8,978,740)
At the end of the period/year	397,160,743	(180,254,586)	216,906,157	384,379,841	(187,565,382)	196,814,459

At the end of the period/year
Reported claims	282,027,212	(158,131,634)	123,895,578	285,770,257	(170,124,934)	115,645,323
Claims incurred but not reported	115,133,531	(22,122,952)	93,010,579	98,609,584	(17,440,448)	81,169,136
	397,160,743	(180,254,586)	216,906,157	384,379,841	(187,565,382)	196,814,459

8. SHARE CAPITAL

	30 June 2019	31 December 2018
	USD	USD
Authorized shares (par value of USD 1 each)	175,000,000	175,000,000
Issued shares	143,375,678	143,375,678

9. TREASURY SHARES

The general shareholders meeting approved in its extraordinary meeting dated 24 November 2013 the purchase of its own shares up to 15% of the issued shares to be treated as treasury shares in accordance with the applicable Dubai International Financial Centre (DIFC) laws and regulations. Pursuant to the above authorization, 2,350,000 treasury shares were purchased during the period for USD 5,052,500 resulting in a total treasury shares balance of 9,350,000 shares as at 30 June 2019 recorded at an amount of USD 20,102,500 (31 December 2018: 7,000,000 treasury shares for an amount of USD 15,050,000).

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

10. DIVIDENDS PAID

The Board of Directors resolved in its meeting held on 21 March 2019, to pay a dividend of USD 0.04 per share (30 June 2018: USD nil) excluding treasury shares amounting to USD 5,455,027 related to the year ended 31 December 2018.

11. Net INVESTMENT InCOME

	For the six months ended 30 June
	2019	2018
	USD	USD
Interest income	5,432,395	4,726,393
Dividends	986,979	915,524

Realized gains and losses on investments
Realized loss on sale of bonds at fair value through other comprehensive income	(340,783)	(392,097)
Realized gain on sale of equities and mutual funds at fair value through income statement	786,242	—

Unrealized gains and losses on investments
Unrealized gain (loss) on revaluation of financial assets at fair value through income statement	984,002	(99,540)
Rental income	99,283	575,594
Investments custodian fees and other investments expenses	(655,866)	(850,246)
Net investment income	7,292,252	4,875,628

12. Related party transactions

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties, pricing policies and terms of these transactions are approved by the Group’s management.

•        Compensation of key management personnel of the Group for the period ended 30 June 2019, consisting of salaries and benefits was USD 3,568,771 (30 June 2018: USD 3,424,881). These benefits are short term.

•        The Group has paid aircraft management fees and chartering revenues commission amounted to USD 118,204 (30 June 2018: USD 80,492) to Arab wings Co. which is owned by a major shareholder.

•        Balances due from key management personnel of the Group as at 30 June 2019 was USD 1,827,858 (31 December 2018: USD 465,550).

•        During the period ended 30 June 2019, the Group entered into a share buyback agreement with a director and major shareholder whereby 2,350,000 treasury shares were purchased with total amount of USD 5,052,500. The above transaction arose as a result of an advance of USD 5,000,000 for investment in a company where the director and major shareholder has a controlling interest. The investment was not completed and in exchange for the advanced funds, the Group purchased the above treasury shares.

•        Included within the investment properties (note 4) a land with a total amount of USD 10,784,581 (31 December 2018: USD 10,342,737) registered in the name of one of the Directors of the Group. The Group has obtained a proxy over this investment property.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

12. Related party transactions (cont.)

•        The Group entities entered into a service level agreement whereby International General Insurance Underwriting Jordan (IGIU) provides underwriting, claims and financial services to International General Insurance Co. Ltd. — Bermuda, International General Insurance Co. Ltd. — Labuan and International General Insurance Company United Kingdom. Based on the service level agreement, an agency fee expense is charged by IGIU and attributable cost against these services is charged back as general and administrative expenses to IGIU from these Group entities.

The transactions between the Group entities within the income statement represented by agency fees and costs recharged are as follows:

	30 June 2019	30 June 2018
	USD	USD
Agency fees due to International General Insurance Underwriting	10,973,405	9,722,886
Costs recharged back to International General Insurance Underwriting	7,017,405	6,576,973

The above transactions and related amounts recorded in the Group entities’ balance sheets are eliminated in full in the Group consolidated financial statements.

13. EaRNINGS PER SHARE

	For the six months ended 30 June
	2019	2018
	USD	USD
Profit for the period	14,898,096	9,432,116
Weighted average number of shares – basic and diluted	136,323,456	140,309,011
Basic and diluted earnings per share	0.11	0.07

14. COMMITMENTS AND CONTINGENCIES

As of the date of the consolidated financial statements, the Group is contingently liable for the following:

•        Letters of Credit amounting to USD 7,181,997 to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2018: USD 7,335,896).

•        Letter of Guarantee amounting to USD 306,705 to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (31 December 2018: USD 307,936).

•        In 2015, one of the Group’s entities signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of USD 1,250,000 in five instalments over five years to support cancer research projects. As at 30 June 2019, the entity has paid USD 1,000,000 and the remaining instalment amounted to USD 250,000 shall be made in the second half of the year 2019.

Litigations

The Group is currently engaged in an arbitration proceeding with certain reinsurers represented by an underwriting agent (“agent”) with respect to certain matters related to the Group’s outward reinsurance program for the years 2012 to 2017. The agent alleges that certain matters were not adequately disclosed and is seeking to avoid the policies. The Group believes that the allegations are without merit and will vigorously defend itself in this matter. Accordingly, no provision for any liability has been made in these financial statements.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

14. COMMITMENTS AND CONTINGENCIES (cont.)

Disclosure of any further financial information can prejudice seriously the position of the Group in the arbitration proceeding, hence no further information has been disclosed.

Other than the case mentioned above, the Group has no significant outstanding litigations as of the date of the consolidated financial statements.

15. Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities;
Level 2:	Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
Level 3:	Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

	30 June 2019
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
FVTPL	15,257,242	—	—	15,257,242
Quoted equities at FVOCI	14,829,844	—	—	14,829,844
Quoted bonds at FVOCI	181,569,251	—	—	181,569,251
Unquoted equities at FVOCI	—	—	5,988,087	5,988,087
Investment properties	—	—	31,097,058	31,097,058
	211,656,337	—	37,085,145	248,741,482
	31 December 2018
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
FVTPL	13,977,663	—	—	13,977,663
Quoted equities at FVOCI	15,320,310	—	—	15,320,310
Quoted bonds at FVOCI	162,161,914	—	—	162,161,914
Unquoted equities at FVOCI	—	—	5,988,087	5,988,087
Investment properties	—	—	30,655,214	30,655,214
	191,459,887	—	36,643,301	228,103,188

16. Segment Reporting

The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Thus, each of the business lines in which the Group operates are considered operating segments.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

16. Segment Reporting (cont.)

The Group has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements:

Specialty Long tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

Specialty Short tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of a short-term nature with respect to related claims).

Reinsurance which covers the inward reinsurance treaty and is a single operating segment.

The Group is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) nature of products, (ii) similarities of customer base, products, underwriting processes and outward reinsurance processes, (iii) regulatory environments and (iv) distribution methods.

Segment performance is evaluated based on net underwriting results and is measured consistently with the overall net underwriting results in the consolidated financial statements.

The Group also has general and administrative expenses, net investment income, gain/loss on foreign exchange, other expenses/revenues and tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments.

a)      Segment disclosure for the Group’s consolidated operations is as follows:

	For the period ended 30 June 2019
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD	USD	USD	USD	USD	USD
Underwriting revenues
Gross written premiums	59,923,058	115,507,606	10,899,528	186,330,192	—	186,330,192
Reinsurer’s share of insurance premiums	(3,738,488)	(45,301,301)	—	(49,039,789)	—	(49,039,789)
Net written premiums	56,184,570	70,206,305	10,899,528	137,290,403	—	137,290,403
Net change in unearned premiums	(11,132,821)	(20,075,859)	(2,606,370)	(33,815,050)	—	(33,815,050)
Net premiums earned	45,051,749	50,130,446	8,293,158	103,475,353	—	103,475,353

Underwriting deductions
Net policy acquisition expenses	(9,842,982)	(10,819,429)	(1,347,482)	(22,009,893)	—	(22,009,893)
Net claims and claim adjustment expenses	(26,475,530)	(24,389,421)	(4,513,040)	(55,377,991)	—	(55,377,991)
Net underwriting results	8,733,237	14,921,596	2,432,636	26,087,469	—	26,087,469
Net investment income	—	—	—	—	7,292,252	7,292,252
Share of profit or loss from associates	—	—	—	—	109,344	109,344
General and administrative expenses	—	—	—	—	(18,503,774)	(18,503,774)
Other revenues	—	—	—	—	900,161	900,161
Other expenses	—	—	—	—	(1,215,431)	(1,215,431)
Gain on foreign exchange	—	—	—	—	424,184	424,184
Profit (loss) before tax	8,733,237	14,921,596	2,432,636	26,087,469	(10,993,264)	15,094,205
Income tax	—	—	—	—	(196,109)	(196,109)
Profit for the period	8,733,237	14,921,596	2,432,636	26,087,469	(11,189,373)	14,898,096

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

16. Segment Reporting (cont.)

	For the period ended 30 June 2018
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD	USD	USD	USD	USD
Underwriting revenues
Gross written premiums	35,828,717	117,993,566	12,263,249	166,085,532	—	166,085,532
Reinsurer’s share of insurance premiums	4,169,044	(58,773,714)	—	(54,604,670)	—	(54,604,670)
Net written premiums	39,997,761	59,219,852	12,263,249	111,480,862	—	111,480,862
Net change in unearned premiums	(5,715,627)	(11,094,130)	(3,211,802)	(20,021,559)	—	(20,021,559)
Net premiums earned	34,282,134	48,125,722	9,051,447	91,459,303	—	91,459,303

Underwriting deductions
Net policy acquisition expenses	(8,019,472)	(11,878,587)	(1,594,203)	(21,492,262)	—	(21,492,262)
Net claims and claim adjustment expenses	(22,534,130)	(22,298,197)	(2,172,641)	(47,004,968)	—	(47,004,968)
Net underwriting results	3,728,532	13,948,938	5,284,603	22,962,073	—	22,962,073
Net investment income	—	—	—	—	4,875,628	4,875,628
Share of profit or loss from associates	—	—	—	—	75,572	75,572
General and administrative expenses	—	—	—	—	(15,777,980)	(15,777,980)
Other revenues	—	—	—	—	442,658	442,658
Other expenses	—	—	—	—	(681,360)	(681,360)
Loss on foreign exchange	—	—	—	—	(2,464,475)	(2,464,475)
Profit (loss) before tax	3,728,532	13,948,938	5,284,603	22,962,073	(13,529,957)	9,432,116
Income tax	—	—	—	—	—	—
Profit for the period	3,728,532	13,948,938	5,284,603	22,962,073	(13,529,957)	9,432,116

b)      Non — current operating assets information by geography as at 30 June 2019 and 31 December 2018 are as follows:

	30 June 2019	31 December 2018
	USD	USD
Middle East	46,020,972	45,333,446
North Africa	43,652	65,715
UK	1,412,144	406,262
Asia	115,124	2,538
	47,591,892	45,807,961

Non-current assets for this purpose consist of property, plant and equipment, right-of-use assets, investment properties and intangible assets.

International General Insurance Holdings Ltd
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At 30 June 2019

17. subsequent events

At its meeting held on 22 August 2019, the Board of Directors resolved to pay dividends amounting to USD 5,361,027 (Dividend per share excluding treasury shares: USD 0.040) related to the period ended 30 June 2019.

On 10th October 2019, International General Insurance Holdings Ltd. (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, entered into a definitive business combination agreement which will result in the public listing of IGI. Under the terms of the agreement, IGI and Tiberius will combine under a new holding company to be domiciled in Bermuda, International General Insurance Holdings Limited, Bermuda (“IGI Holdings”), and IGI Holdings is expected to be listed on the Nasdaq Capital Market under the symbol “IGIC”. This transaction shall be treated as a “reverse acquisition’ wherein IGI is identified as accounting acquirer with it insurance business continuing for the foreseeable period and Tiberius as the accounting acquire as a special purpose acquisition company (SPAC) with no operations but established as a public investment vehicle that has the expressed purpose of making an investment in an operating company.

There have been no other material events between 30 June 2019 and the date of this report which are required to be disclosed.

International General Insurance Holdings Ltd

Consolidated Financial Statements

31 December 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
International General Insurance Holdings Ltd. (IGI)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (the Company or IGI) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Restatement of 2018, 2017 and 2016 Financial Statements

As discussed in Note 29 to the consolidated financial statements, the 2018, 2017 and 2016 consolidated financial statements have been restated to correct a number of misstatements.

Adoption of IFRS 9 — Financial Instruments

As discussed in Note 2 of the consolidated financial statements, the Company changed its method of accounting for financial instruments effective January 1, 2018 due to the adoption of IFRS 9, Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

London, United Kingdom

January 17, 2020

International General Insurance Holdings Ltd
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
At 31 December 2018
	Notes	31 December 2018	31 December 2017	1 January 2017
		USD (Restated)*	USD (Restated)*	USD (Restated)*
ASSETS
Property, premises and equipment	3	12,216,997	13,090,537	14,079,841
Intangible assets	4	2,935,750	2,029,015	931,557
Investments in associates	5	13,437,778	14,323,451	13,331,233
Investment properties	6	30,655,214	30,561,280	30,279,021
Deferred tax assets	26	638,841	644,625	686,164
Investments	7	200,904,811	234,380,079	233,834,047
Deferred policy acquisition costs	8	36,403,831	32,915,965	28,286,248
Insurance receivables	9	108,247,631	109,823,185	80,367,283
Other assets	10	5,061,050	5,309,729	8,917,038
Reinsurance share of unearned premiums	11	32,566,847	41,126,963	32,138,490
Reinsurance share of outstanding claims	13	187,565,382	186,592,019	143,065,708
Deferred excess of loss premiums	12	12,448,671	11,612,654	8,878,968
Term deposits	14 (b)	75,327,231	106,172,246	113,820,161
Cash and cash equivalents	14 (a)	184,732,364	104,150,495	102,348,170
TOTAL ASSETS		903,142,398	892,732,243	810,963,929

EQUITY AND LIABILITIES

EQUITY
Issued share capital	15	143,375,678	143,375,678	143,375,678
Additional paid in capital		2,773,000	2,773,000	2,773,000
Treasury shares	16	(15,050,000)	—	—
Foreign currency translation reserve	15	(294,929)	(269,206)	(362,735)
Fair value reserve	15	953,704	14,208,469	9,693,936
Retained earnings		169,406,433	141,312,012	145,750,726
TOTAL EQUITY		301,163,886	301,399,953	301,230,605

LIABILITIES
Gross outstanding claims	13	384,379,841	383,227,441	335,171,294
Gross unearned premiums	11	168,254,688	156,694,025	133,670,895
Other liabilities	18	8,299,453	7,093,914	5,429,435
Insurance payables	19	33,034,146	33,962,891	27,169,601
Unearned commissions	20	8,010,384	10,354,019	8,292,099
TOTAL LIABILITIES		601,978,512	591,332,290	509,733,324
TOTAL EQUITY AND LIABILITIES		903,142,398	892,732,243	810,963,929

____________

*        The consolidated financial statements for the years ended 2018, 2017 and 2016 have been restated as per note 29.

The consolidated financial statements for the years 2018, 2017 and 2016 were approved by the Board of Directors on 2 December 2019.

The attached notes from 1 to 31 form part of these consolidated financial statements

International General Insurance Holdings Ltd
CONSOLIDATED STATEMENT OF INCOME
For the year ended 31 December 2018
	Notes	31 December 2018	31 December 2017	31 December 2016
		USD (Restated)*	USD (Restated)*	USD (Restated)*
Gross written premiums	11	301,618,486	275,102,191	232,310,031
Reinsurers’ share of insurance premiums	11	(98,188,088)	(114,334,750)	(82,687,683)
Net written premiums	11	203,430,398	160,767,441	149,622,348
Change in unearned premiums		(11,560,663)	(23,023,130)	9,892,639
Reinsurers’ share of change in unearned premiums		(8,560,116)	8,988,473	(1,657,288)
Net change in unearned premiums	11	(20,120,779)	(14,034,657)	8,235,351
Net premiums earned	11	183,309,619	146,732,784	157,857,699
Claims and claim adjustment expenses	13	(211,044,400)	(252,154,218)	(129,113,544)
Reinsurers’ share of claims	13	125,756,899	165,223,681	57,657,321
Net claims and claim adjustment expenses		(85,287,501)	(86,930,537)	(71,456,223)
Commissions earned	20	16,817,154	16,709,347	15,583,880
Policy acquisition costs	8	(58,780,676)	(52,941,057)	(50,339,568)
Net policy acquisition expenses		(41,963,522)	(36,231,710)	(34,755,688)
Net underwriting results		56,058,596	23,570,537	51,645,788
Net investment income	21	10,310,296	12,564,842	12,302,292
Share of profit or loss from associates	5	(885,673)	992,218	(66,267)
General and administrative expenses	22	(35,351,679)	(30,902,604)	(31,348,578)
Impairment loss on insurance receivables	9	(472,124)	(1,214,456)	(801,899)
Other revenues	23	902,750	856,540	14,292
Other expenses	23	(1,586,281)	(1,466,042)	—
(Loss) gain on foreign exchange		(3,371,941)	2,615,883	270,227
Profit before tax		25,603,944	7,016,918	32,015,855
Income tax	26	(62,241)	14,422	932,129
PROFIT FOR THE YEAR		25,541,703	7,031,340	32,947,984
Earnings per share
Basic and diluted earnings per share attributable to equity holders	28	0.18	0.05	0.23

____________

*        The consolidated financial statements for the years ended 2018, 2017 and 2016 have been restated as per note 29

The attached notes from 1 to 31 form part of these consolidated financial statements

International General Insurance Holdings Ltd
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2018
	31 December 2018	31 December 2017	31 December 2016
	USD (Restated)*	USD (Restated)*	USD (Restated)*
Profit for the year	25,541,703	7,031,340	32,947,984

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in fair value reserve during the year for available for sale investments	—	4,514,533	8,810,046
Net change in fair value reserve during the year for bonds at fair value through other comprehensive income	(2,706,303)	—	—
Currency translation differences	(25,723)	93,529	(101,418)
Changes in allowance for expected credit losses transferred to income statement	29,903	—	—

Other comprehensive income which will not be reclassified to profit or loss in subsequent periods
Net change in fair value reserve during the year for equities at fair value through other comprehensive income	(3,897,678)	—	—
Other comprehensive (loss) income for the year	(6,599,801)	4,608,062	8,708,628
Total comprehensive income for the year	18,941,902	11,639,402	41,656,612

____________

*        The consolidated financial statements for the years ended 2018, 2017 and 2016 have been restated as per note 29.

The attached notes from 1 to 31 form part of these consolidated financial statements

International General Insurance Holdings Ltd
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2018
	Notes	31 December 2018	31 December 2017	31 December 2016
		USD (Restated)*	USD (Restated)*	USD (Restated)*
OPERATING ACTIVITIES
Profit before tax		25,603,944	7,016,918	32,015,855
Adjustments for:
Depreciation and amortization	3,4	1,359,960	1,485,134	582,816
Gain on sale of available-for-sale investments	21	—	(3,133,556)	(2,692,435)
Impairment loss on insurance receivables	9	472,124	1,214,456	801,899
Impairment of investments held to maturity	21	—	—	250,000
Impairment of investments available for sale	21	—	71,863	—
Gain on sale of premises and equipment		—	(18,967)	(13,304)
Realized gain on sale of financial assets at FVTPL	21	(2,048,908)	—	—
Fair value gain on investment property		(93,934)	(18,148)	(1,000,348)
Loss on revaluation of financial assets at FVTPL	21	948,802	—	—
Loss on sale of bonds at fair value through OCI	21	763,569	—	—
Expected credit loss on bonds at fair value through OCI	7	29,903	—	—
(Gain) loss on revaluation of held for trading investments	21	—	(95,582)	245,991
Share of profit or loss from associates	5	885,673	(992,218)	66,267
Net foreign exchange differences		3,371,941	(2,615,883)	(270,227)
Cash from operations before working capital changes		31,293,074	2,914,017	29,986,514
Working capital adjustments
Reinsurance share of unearned premiums		8,560,116	(8,988,473)	1,657,288
Reinsurance share of outstanding claims		(973,363)	(43,526,311)	(29,866,739)
Deferred excess of loss premiums		(836,017)	(2,733,686)	(60,428)
Gross outstanding claims		1,152,400	48,056,147	34,503,696
Gross unearned premiums		11,560,663	23,023,130	(9,892,639)
Deferred policy acquisition costs		(3,487,866)	(4,629,717)	985,932
Insurance receivables		952,311	(29,939,360)	2,494,042
Other assets		248,679	626,741	4,001,584
Unearned commission		(2,343,635)	2,061,920	(549,824)
Insurance payables		(928,745)	6,793,290	9,412,726
Other liabilities		958,817	1,664,479	89,823
Purchase of available-for-sale investments		—	(49,829,438)	(84,212,024)
Purchase of financial assets at FVTPL		(1,380,207)	—	—
Purchase of bonds through OCI		(36,245,111)	—	—
Proceeds from maturity of held to maturity investments		—	3,000,000	—
Proceeds from maturity of financial assets at amortized cost		500,000	—	—
Additions of investment property		—	(264,111)	(40,019)
Proceeds from sale of available-for-sale investments		—	57,008,234	42,680,697
Proceeds from sale/maturity of bonds at fair value through OCI		56,417,470	—	—
Proceeds from sale of financial assets at FVTPL		7,853,250	—	—
Proceeds from sale of trading securities		—	81,984	13,081
Term deposits		30,845,015	7,647,915	(15,684,573)
Dividends from associated companies		—	—	254,964
Net cash flows from operating activities before tax		104,146,851	12,966,761	(14,225,899)
Income tax paid		(56,456)	(4,946)	(68,199)
Net cash flows from (used in) operating activities after tax		104,090,395	12,961,815	(14,294,098)

International General Insurance Holdings Ltd
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
For the year ended 31 December 2018
	Notes	31 December 2018	31 December 2017	31 December 2016
		USD (Restated)*	USD (Restated)*	USD (Restated)*
INVESTING ACTIVITIES
Purchases of property, premises and equipment		(414,716)	(448,954)	(11,465,562)
Proceeds from sale of premises and equipment		—	50,394	13,304
Purchases of intangible assets		(731,717)	(1,175,761)	(618,927)
Net cash flows used in investing activities		(1,146,433)	(1,574,321)	(12,071,185)

FINANCING ACTIVITIES
Dividends paid	17	(4,091,271)	(11,470,054)	(14,337,567)
Treasury shares	16	(15,050,000)	—	—
Net cash flows used in financing activities		(19,141,271)	(11,470,054)	(14,337,567)
NET CHANGE IN CASH AND CASH EQUIVALENTS		83,802,691	(82,560)	(40,702,850)
Net foreign exchange differences		(3,220,822)	1,884,885	(1,410,707)
Cash and cash equivalents at the beginning of the year		104,150,495	102,348,170	144,461,727
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	14 (a)	184,732,364	104,150,495	102,348,170

____________

*        The consolidated financial statements for the years ended 2018, 2017 and 2016 have been restated as per note 29

The attached notes from 1 to 31 form part of these consolidated financial statements

International General Insurance Holdings Ltd
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2018
	Issued share capital	Additional paid in capital	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD	USD	USD	USD	USD	USD	USD
As at 1 January 2016	143,375,678	2,773,000	—	(261,317)	2,284,377	136,693,569	284,865,307
Restatement adjustments (note 29)	—	—	—	—	(1,400,487)	(9,553,260)	(10,953,747)
As at 1 January 2016 – (restated)*	143,375,678	2,773,000	—	(261,317)	883,890	127,140,309	273,911,560
Profit for the year – (restated)*	—	—	—	—	—	32,947,984	32,947,984
Other comprehensive income – (restated)*	—	—	—	(101,418)	8,810,046	—	8,708,628
Total comprehensive income – (restated)*	—	—	—	(101,418)	8,810,046	32,947,984	41,656,612
Dividends paid during the year	—	—	—	—	—	(14,337,567)	(14,337,567)
As at 31 December 2016 (restated)*	143,375,678	2,773,000	—	(362,735)	9,693,936	145,750,726	301,230,605

Profit for the year – (restated)*	—	—	—	—	—	7,031,340	7,031,340
Other comprehensive income – (restated)*	—	—	—	93,529	4,514,533	—	4,608,062
Total comprehensive income – (restated)*	—	—	—	93,529	4,514,533	7,031,340	11,639,402
Dividends paid during the year (note 17)	—	—	—	—	—	(11,470,054)	(11,470,054)
As at 31 December 2017 – (restated)*	143,375,678	2,773,000	—	(269,206)	14,208,469	141,312,012	301,399,953

Impact of adopting IFRS 9 (note 2)	—	—	—	—	(6,680,687)	6,643,989	(36,698)
As at 1 January 2018 – (restated)*	143,375,678	2,773,000	—	(269,206)	7,527,782	147,956,001	301,363,255
Profit for the year – (restated)*	—	—	—	—	—	25,541,703	25,541,703
Other comprehensive income – (restated)*	—	—	—	(25,723)	(6,574,078)	—	(6,599,801)
Total comprehensive income – (restated)*	—	—	—	(25,723)	(6,574,078)	25,541,703	18,941,902
Purchase of treasury shares – (note 16)	—	—	(15,050,000)	—	—	—	(15,050,000)
Dividends paid during the year (note 17)	—	—	—	—	—	(4,091,271)	(4,091,271)
As at 31 December 2018 – (restated)*	143,375,678	2,773,000	(15,050,000)	(294,929)	953,704	169,406,433	301,163,886

____________

*        The consolidated financial statements for the years ended 2018, 2017 and 2016 have been restated as per note 29.

The attached notes from 1 to 31 form part of these consolidated financial statements

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

1. CORPORATE INFORMATION

International General Insurance Holdings Ltd (“the Company”) is incorporated as a company limited by shares under DIFC Law No. 5 of 2018 on 7 May 2006 and is engaged in the business of insurance and re-insurance. The Company’s registered office is at unit 1, Gate Village 01, P. O. Box 506646, Dubai International Financial Centre.

The Company and its subsidiaries (together “the Group”) operate in the United Arab Emirates, Bermuda, United Kingdom, Jordan, Morocco, Malaysia, and the Cayman Islands.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency.

The consolidated financial statements are prepared under the historical cost convention modified to include the measurement at fair value of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and investment properties.

Basis of consolidation

The financial statements of the subsidiaries are prepared for the same period and amended where required to be compliant with the Group’s accounting policies.

The consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd and its subsidiaries as at 31 December 2018. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•        Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•        Exposure, or rights, to variable returns from its involvement with the investee, and

•        The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•        The contractual arrangement with the other vote holders of the investee

•        Rights arising from other contractual arrangements

•        The Group’s voting rights and potential voting rights

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•        Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•        Derecognizes the carrying amount of any non-controlling interest;

•        Derecognizes the cumulative translation differences, recorded in equity, if any;

•        Recognizes the fair value of the consideration received;

•        Recognizes the fair value of any investment retained;

•        Recognizes any surplus or deficit in profit or loss; and

•        Reclassifies the parent’s share of components previously recognized in other comprehensive income to the statement of income or retained earnings, as appropriate.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The Group has the following subsidiaries:

	Country of incorporation	Activity	Ownership
			2018	2017
International General Insurance Underwriting	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned by the subsidiary International General Insurance Co. Ltd. Bermuda
International General Insurance Company Ltd. Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company Dubai Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
Specialty Malls Investment Co.	Jordan	Real estate properties development and lease	100%	100%
IGI Services Limited	Cayman Islands	Owning and chartering aircraft	100%	100%

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Changes in accounting policies

The accounting policies used in the preparation of the consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2017 except for the following:

New standards, interpretations and amendments adopted by the Group

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group applied IFRS 9 prospectively, with an initial application date of 1 January 2018. The Group has not restated the comparative information, which continues to be reported under IAS 39. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings and other components of equity.

Classification and measurement

To determine their classification and measurement category, IFRS 9 requires all financial assets to be assessed based on a combination of the Group’s business model for managing the assets and the instruments’ contractual cash flow characteristics.

The IAS 39 measurement categories for financial assets (held for trading, available for sale (AFS), held-to-maturity (HTM) and loans and receivables (L&R) at amortized cost have been replaced by:

•        Financial assets at fair value through profit or loss (FVTPL), including equity instruments and derivatives.

•        Bonds at fair value through other comprehensive income (FVOCI), with gains or losses recycled to profit or loss on derecognition.

•        Equity instruments at fair value through other comprehensive income (FVOCI), with no recycling of gains or losses to profit or loss on derecognition.

•        Bonds at amortized cost.

The Group’s classification of its financial assets is explained in note 2 “Summary of significant accounting policies”.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

The following sets out the impact of adopting IFRS 9 on the statement of financial position, including the effect of replacing IAS 39’s incurred credit loss calculations with IFRS 9’s expected credit losses (ECL). A reconciliation between the carrying amounts under IAS 39 and the balances reported under IFRS 9 as of 1 January 2018 is, as follows:

Financial Assets Type	IAS 39 Classification	IAS 39 Measurement	IFRS 9 Classification	ECL*	IFRS 9 Measurement
		USD		USD	USD
Unquoted bonds	Held to maturity	3,987,288	Amortized cost	(36,698)	3,950,590
Quoted bonds	Available for sale	185,806,397	Fair value through other comprehensive income	(73,596)	185,732,801
			Fair value through profit and loss	—	11,269,961
Quoted equities	Available for sale	32,017,989	Fair value through other comprehensive income	—	20,748,028
Quoted funds and alternative investments	Available for sale	7,971,825	Fair value through profit and loss	—	7,971,825
Unquoted equities (restated)	Available for sale	4,436,160	Fair value through other comprehensive income	—	4,436,160
Quoted funds	Held for Trading	160,420	Fair value through profit or loss	—	160,420
		234,380,079		(110,294)	234,269,785

____________

*        The change in carrying amount is a result of additional impairment allowance. See the note on impairment below.

The net impact of the reclassifications and the application of the expected credit losses model on the investments in quoted and unquoted bonds as of 1 January 2018 on the Group’s retained earnings was an increase by USD 6,643,989.

The management has calculated the impact of ECL requirements over the term deposits and other financial assets under the scope of IFRS 9 and is of a view that overall impact is not material to the consolidated financial statements. Accordingly, no provision was recognized against these financial assets.

Under IFRS 9, debt instruments are subsequently measured at fair value through profit or loss, amortized cost, or fair value through OCI. The classification is based on two criteria: The Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The assessment of the Group’s business model was made as of the date of initial application, 1 January 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The classification and measurement requirements of IFRS 9 did not have a significant impact to the Group. The Group continued measuring at fair value all financial assets previously held at fair value under IAS 39. The following are the changes in the classification of the Group’s financial assets:

•        Debt instruments classified as Held to Maturity financial assets as at 31 December 2017 continue to be classified and measured as debt instruments at amortized cost beginning 1 January 2018. The Group expects to hold the assets to collect contractual cash representing solely payments of principal and interest.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

•        Quoted debt instruments classified as Available-For-Sale (AFS) financial assets as at 31 December 2017 continue to be classified and measured as debt instruments at fair value through OCI beginning 1 January 2018. The Group expects not only to hold the assets to collect contractual cash flows, but also to sell a significant amount on a relatively frequent basis. The Group’s quoted debt instruments are regular government and corporate bonds that passed the SPPI (solely payments of principal and interest) test.

•        Certain quoted equity shares and the entire portfolio of alternative investments and mutual funds designated as AFS (available for sale) financial assets are reclassified and remeasured as financial assets at fair value through profit or loss beginning 1 January 2018. The Group elected to classify irrevocably these investments under this category at the date of initial application as it intends to hold these investments for trading. The AFS reserve of USD 3,475,423 related to those securities which was presented as accumulated other comprehensive income (OCI) is reclassified to retained earnings.

•        Certain quoted equity shares designated as AFS financial assets as at 31 December 2017 are reclassified and remeasured as financial assets at fair value through OCI beginning 1 January 2018. The Group elected to classify these investments under this category at the date of initial application as it intends to hold these investments for the foreseeable future.

•        Unquoted equity investments designated as AFS financial assets as at 31 December 2017 are reclassified and remeasured as financial assets at fair value through OCI beginning 1 January 2018.

The Group elected to classify irrevocably its unquoted equity investments under this category at the date of initial application as it intends to hold these investments for the foreseeable future. As a result of the change in classification, an impairment loss amounted to USD 3,278,860 that was recognized in profit or loss during prior periods is reclassified to accumulated OCI fair reserve as at 1 January 2018.

The Group has not designated any financial liabilities as at fair value through profit or loss. There are no changes in classification and measurement for the Group’s financial liabilities.

Impairment

The adoption of IFRS 9 has fundamentally changed the Group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Group to recognize an allowance for ECLs for all financial assets not held at fair value through profit or loss.

The following set out the impact of replacing IAS 39’s incurred credit loss calculations with IFRS 9’s ECLs. A reconciliation between the carrying amounts under IAS 39 and the balances reported under IFRS 9 as of 1 January 2018 is, as follows:

	Allowance for impairment under IAS 39	Re-measurement	ECL under IFRS 9 as at 1 January 2018
	USD	USD	USD
As at 1 January 2018
Debt instruments at FVOCI	—	73,596	73,596
Debt instruments at amortized cost	250,000	36,698	286,698
	250,000	110,294	360,294

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

The following table analyses the impact on transition to IFRS 9 on reserves and retained earnings at 1 January 2018:

	Fair value reserve	Retained earnings	Total
	USD	USD	USD
As at 1 January 2018 (restated)	14,208,469	141,312,012	155,520,481

Reclassifications
Reclassification of unrealized gains of equities and other investments reclassified from AFS to FVTPL	(3,475,423)	3,475,423	—
Reversal of impairment of unquoted equities reclassified from AFS to FVOCI	(3,278,860)	3,278,860	—

Recognition of Expected Credit Losses under IFRS 9
Debt instruments at FVOCI	73,596	(73,596)	—
Debt instruments at amortized cost	—	(36,698)	(36,698)
Restated at 1 January 2018	7,527,782	147,956,001	155,483,783

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Group adopted IFRS 15 using the modified retrospective approach effective 1 January 2018.

The effect of adopting IFRS 15 was not material and it did not impact the Group’s accounting policy for revenue recognition as the Group concluded that its main revenue stream is covered under IFRS 4.

Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

The amendments address concerns arising from implementing the new financial instrument standard, IFRS 9, before implementing IFRS 17 insurance contracts, which replaces IFRS 4. The amendments introduce two options for entities issuing contracts: a temporary exemption from applying IFRS 9 and an overlay approach.

The Group has applied IFRS 9 with an initial application date of 1 January 2018.

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

IFRS 16 Leases

During January 2016, the IASB issued IFRS 16 “Leases” which sets out the principles for the recognition, measurement, presentation and disclosure of leases.

IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

IFRS 16 introduced a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

The new standard will be effective for annual periods beginning on or after 1 January 2019. Early application is permitted.

The Group has the option to adopt IFRS 16 retrospectively and restate each prior reporting period presented or using the modified retrospective approach by applying the impact as an adjustment on the opening retained earnings. The Group will elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4.

The Group will adopt IFRS 16 using the modified retrospective approach. During 2018, the Group has performed an impact assessment of IFRS 16.

The Group expect the effect of adopting IFRS 16 to be USD 1,715,606 on the total assets and USD 1,715,606 on the total liabilities.

IFRS 17 Insurance Contracts

IFRS 17 provides a comprehensive model for insurance contracts covering the recognition and measurement and presentation and disclosure of insurance contracts and replaces IFRS 4 — Insurance Contracts. The standard applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The standard general model is supplemented by the variable fee approach and the premium allocation approach.

The new standard will be effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The Group is currently in process of evaluating the potential impact of adopting IFRS 17.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments.

The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available and is not expected to have any material impact on the consolidated financial statements of the Group.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Summary of significant accounting policies

Property, premises and equipment

Property, premises and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful lives using the following estimated useful lives:

Years
Office buildings	20
Aircraft	12.5
Office furniture	5
Computers	3
Equipment	4
Leasehold improvements	5
Vehicles	5

An item of property, plant and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The assets’ residual values, useful lives and method of depreciation are reviewed and adjusted if appropriate at each financial year-end. Impairment reviews take place when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognized in the consolidated statement of income as an expense.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

Intangible assets include computer software and software licenses. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives of 5 years.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Work in progress assets

Work in progress assets are stated at cost and include other direct costs and it is not depreciated until it is available for intended use.

Investments in associates

The Group’s investment in its associates is accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence, and which is neither a subsidiary nor a joint venture.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its associates is accounted for using the equity method

Under the equity method, the investment in the associate is carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Profits or losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The share of profit of the associate is shown on the face of the consolidated statement of income. This is profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring its accounting policies in line with the Group’s.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investments in associates. The Group determines at each reporting date, whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ‘share of profit of an associate’ in the consolidated statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in statement of income.

Investment properties

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the period in which they arise. The fair value of the investment properties is determined by management and in doing so management considers the valuation performed by third parties who are specialists in valuing these types of investment properties.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of derecognition. The amount of consideration to be included in the gain or loss arising from the derecognition of investment property is determined in accordance with the requirements for determining the transaction price in IFRS 15.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

Financial assets

a) Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss (FVTPL).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount.

The Group classifies all of its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include the following:

•        Amortized cost

•        FVOCI

•        FVTPL

i) Bonds and debt instruments measured at amortized cost

Bonds and debt instruments are held at amortized cost if both of the following conditions are met:

•        The instruments are held within a business model with the objective of holding the instrument to collect the contractual cash flows.

•        The contractual terms of the debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are outlined below.

Business model assessment

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective.

The Group holds financial assets to generate returns and provide a capital base to provide for settlement of claims as they arise. The Group considers the timing, amount and volatility of cash flow requirements to support insurance liability portfolios in determining the business model for the assets as well as the potential to maximize return for shareholders and future business development.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

The Group business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios that is based on observable factors such as:

•        How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s key management personnel.

•        The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

•        How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).

•        The expected frequency, value and timing of asset sales are also important aspects of the Group’s assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from the Group original expectations, the Group does not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

The SPPI test

As a second step of its classification process the Group assesses the contractual terms to identify whether they meet the SPPI test.

‘Principal’ for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements of interest within a debt arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set.

Bonds and debt instruments measured at fair value through other comprehensive income

The Group applies the new category under IFRS 9 for debt instruments measured at FVOCI when both of the following conditions are met:

•        The instrument is held within a business model, the objective of which is both collecting contractual cash flows and selling financial assets.

•        The contractual terms of the financial asset meet the SPPI test.

These instruments largely comprise debt instruments that had previously been classified as available-for-sale under IAS 39. Bonds and debt instruments in this category are those that are intended to be held to collect contractual cash flows and which may be sold in response to needs for liquidity or in response to changes in market conditions.

ii) Financial assets measured at fair value through profit or loss (Quoted funds, alternative investments and quoted equities)

Financial assets in this category are those assets which have been either designated by management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument as FVTPL that otherwise meet the requirements to be measured at amortized cost or at FVOCI only if it eliminates, or

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

significantly reduces, an accounting mismatch that would otherwise arise. Financial assets with contractual cash flows not representing solely payment of principal and interest are mandatorily required to be measured at FVTPL.

Financial assets at FVTPL are subsequently measured at fair value. Changes in fair value are recognized in the consolidated statement of income. Interest income is recognized using the effective interest method.

Dividend income from equity investments measured at FVTPL is recognized in the consolidated statement of income when the right to the payment has been established.

iii) Financial assets measured at fair value through other comprehensive income (Quoted and unquoted equities)

Financial assets measured at fair value through other comprehensive income include equities investments. Equity investments classified as financial assets measured at fair value through other comprehensive income are those, which are not classified as financial assets measured at fair value through profit or loss.

iv) Reclassification of financial assets and liabilities

The Group does not reclassify its financial assets subsequent to their initial recognition, apart from the exceptional circumstances in which the Group terminates a business line or changes its business model for managing financial assets. A change in Group business model will occur only when Group management determines change as a result of external or internal changes which are significant to the Group operations. Reclassifications shall all be recorded prospectively from the reclassification date

b) Subsequent measurement

For purposes of subsequent measurement, financial assets in the scope of IFRS 9 are classified in four categories:

•        Financial assets at amortized cost (bonds, debt instruments)

•        Financial assets at fair value through OCI with recycling of cumulative gains and losses (bonds and debt instruments)

•        Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•        Financial assets at fair value through profit or loss

i) Financial assets at amortized cost (bonds, debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

•        The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

•        The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

The Group’s debt instruments at amortized cost includes investments in unquoted debt instruments.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

ii) Financial assets at fair value through OCI (debt instruments)

The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

•        The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and,

•        The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the statement of income.

The Group’s debt instruments at fair value through OCI includes investments in quoted debt instruments.

iii) Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the statement of income. Dividends are recognized as investment income in the statement of income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group elected to classify irrevocably its unquoted equity investments and some quoted equity investments under this category.

iv) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income.

This category includes quoted funds, alternative investments and quoted equity investments which the Group had not irrevocably elected to classify at fair value through OCI.

Dividends on quoted equity investments are also recognized as investment income in the statement of income when the right of payment has been established.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

c) Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•        The rights to receive cash flows from the asset have expired, or

•        The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

d) Impairment of financial assets in scope of IFRS 9

The Group recognizes an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms, if any.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group’s debt instruments at fair value through OCI comprise solely of quoted bonds that are graded in the top investment category by accredited rating agencies and, therefore, are considered to be low credit risk investments. It is the Group’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Group uses the ratings from accredited rating agencies to monitor the changes in the credit ratings, determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The ECLs for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to the statement of income. The accumulated gain recognized in OCI is recycled to the statement of income upon derecognition of the assets.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Financial assets are written off either partially or in their entirety only when the Group has stopped pursuing the recovery. If the amount to be written off is greater than the accumulated loss allowance, the difference is first treated as an addition to the allowance that is then applied against the gross carrying amount. Any subsequent recoveries are credited to credit loss expense. There were no write-offs over the periods reported in these consolidated financial statements.

For cash flow purposes the Group classifies the cash flow for the acquisition and disposal of financial assets as operating cash flows, as the purchases of these investments is funded from the net cash flows associated with the origination of insurance and investment contracts and payment of benefits and claims incurred for such insurance contracts, which are respectively treated under operating activities.

Insurance receivables

Insurance receivables are recognized when due and are measured on initial recognition at the fair value of the consideration received or receivable. The Group uses a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due for groupings of various policy holder’s segments that have similar loss patterns.

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. The Group generally estimates the pipeline premium based on management’s judgment and prior experience.

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts.

Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Unearned reinsurance premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risks-attaching contracts and over the term of the reinsurance contract for losses occurring contracts.

Claims

Claims, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, are charged to income as incurred. Claims comprise the estimated amounts payable, in respect of claims reported to the Group and those not reported at the consolidated statement of financial position date.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

The Group generally estimates its claims based on appointed loss adjusters or leading underwriters’ recommendations. In addition, a provision based on management’s judgement and the Group’s prior experience is maintained for the cost of settling claims incurred but not reported at the consolidated statement of financial position date.

Policy acquisition costs and commissions earned

Policy acquisition costs and commission earned represent commissions paid and received in relation to the acquisition and renewal of insurance and retrocession contracts which are deferred and expensed over the same period over which the corresponding premiums are recognised in accordance with the earning pattern of the underlying contract.

Liability adequacy test

At each statement of financial position date, the Group assesses whether its recognized insurance liabilities are adequate using current estimates of future cash flows under its insurance contracts. If that assessment shows that the carrying amount of its unearned premiums (less related deferred policy acquisition costs) is inadequate in light of estimated future cash flows, the entire deficiency is immediately recognized in income and an unexpired risk provision created.

The Group does not discount its liability for unpaid claims as the Group measures its insurance contract liabilities on an undiscounted basis.

Reinsurance

The Group cedes insurance risk in the normal course of business for all of its businesses. Reinsurance assets represent balances due from reinsurance companies. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

Reinsurance assets are reviewed for impairment at each reporting date, or more frequently, when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Gains or losses on buying reinsurance are recognized in the consolidated statement of income immediately at the date of purchase and are not amortized.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts where applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

Reinsurance contracts that do not transfer significant insurance risk are accounted for directly through the statement of financial position. These are deposit assets or financial liabilities that are recognized based on the consideration paid or received less any explicit identified premiums or fees to be retained by the reinsured.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Excess of loss (XOL) reinsurance

The Group purchases reinsurance as part of its risk mitigation programme. The Group has a non-proportional excess-of-loss reinsurance contracts designed to mitigate the Group’s net exposure of losses that exceed a specified limit including catastrophe losses. These contracts often specify a limit in losses for which the reinsurer will be responsible. This limit is agreed to in the reinsurance contract and protects the Group from dealing with an unlimited liability. Retention limits for the excess-of-loss reinsurance vary by line of business.

The XOL costs are determined at the inception of the reinsurance contract and are payable upfront in the form of ‘Minimum and Deposit Premium’ (MDP) subject to premium adjustment at the end of the contract period. Deferred excess of loss premiums are those proportions of premiums paid during the year that relate to periods of risk after the reporting date. Deferred premiums are calculated on a pro rata basis.

Excess of loss reinsurance also includes reinstatement premium and related cash flows within the boundary of the initial reinsurance contract arising from usage of primary reinsurance coverage limit. Reinstatement occurs at predetermined rates without giving reinsurer any right to exit or reprice the contract. This implies expected cash flows related to the reinstatement premium shall be within the boundary of the initial reinsurance contract and are not related to future contracts.

Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, bank balances, and short-term deposits with an original maturity of three months or less after deducting bank overdraft balances.

Term deposits

The term deposits are held for varying periods between one month to one year depending on the immediate cash requirements of the Group.

Provisions

Provisions are recognized when the Group has an obligation (legal or constructive) as a result of a past event, and the costs to settle the obligation are both probable and able to be reliably measured.

Cash settled — Share based payment plan

A phantom share option plan linked to the value of an ordinary share of the Group as approved by the Board of Directors has been declared during 2011. Value of an ordinary share represents book value of an ordinary share of Group determined in the latest audited financial accounts as on 31st December of each year prior to exercise date. The scheme is applicable to senior executives with more than 12 months service. The amount of bonus is determined by reference to the increase in the book value of shares covered by the option. No shares are issued or transferred to the option holder on the exercise of the option.

The options vest equally over a span of 5 years from the grant date. The bonus due amounts to the excess of book value on vesting date over grant date plus an additional 20% on the value of the excess.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Offsetting

Financial assets and financial liabilities are offset, and the net amount reported in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liability simultaneously. Income and expense are not offset in the consolidated statement of income unless required or permitted by any accounting standard or interpretation.

Foreign currencies

The Group’s consolidated financial statements are presented in United States Dollars, which is also the functional currency of the Group. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date. All differences are taken to the consolidated statement of income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Group companies

The assets and liabilities of foreign operations are translated into United States Dollars at the rate of exchange prevailing at the reporting date and their statements of income are translated at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in the consolidated statement of comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of income.

Taxation

The charge or credit for taxation is based upon the profit or loss for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and accounting purposes.

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries were the Group operates and generates taxable income.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credit and unused tax losses can be utilized.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Interest income

Interest income included in investment income is recognized as the interest accrues using the effective interest method, under which the rate used exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividend income

Dividend revenue included in investment income is recognized when the right to receive the payment is established.

Chartered flights revenues and expenses

Chartered flights revenues are recognized when the transportation is provided. Related expenses are recognized in the same period as the revenues to which they relate.

Leasing

The Group has no finance lease arrangements.

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at the inception date and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Group as a lessee

Leases that do not transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items are operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term. Contingent rentals are recognized as an expense in the period in which they are incurred.

Group as a lessor

Leases in which the Group does not transfer substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Rental income from operating leases is recognized on a straight-line basis over the term of lease.

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

In the principal market for the asset or liability, or

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s management determines the policies and procedures for both recurring fair value measurement, such as unquoted available for sale financial assets.

At each reporting date, the management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, the management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Segment reporting

Reporting segments and segment measures are explained and disclosed in note 30 Segment information.

Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect in the amounts recognized in the consolidated financial statements:

Classification of investments

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets and financial liabilities recorded at FVTPL, transaction costs are added to this amount.

The Group classifies all its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include the following:

•        Amortized cost

•        FVOCI

•        FVTPL

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Valuation of insurance contract liabilities

Considerable judgement by management is required in the estimation of amounts due to contract holders arising from claims made under insurance contracts. Such estimates are necessarily based on assumptions about several factors involving varying, and possibly significant, degrees of judgement and uncertainty and actual results may differ from management’s estimates resulting in future changes in estimated liabilities.

In particular, estimates have to be made both for the expected ultimate cost of claims reported at the consolidated statement of financial position date and for the expected ultimate cost of claims incurred but not yet reported (IBNR) at the consolidated statement of financial position date. The primary technique adopted by management in estimating the cost of notified and IBNR claims, is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis.

Similar judgements, estimates and assumptions are employed in the assessment of adequacy of provisions for unearned premiums. Judgement is also required in determining whether the pattern of insurance service provided by a contract requires amortization of unearned premiums on a basis other than time apportionment.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

2. BASIS OF PREPARATION (cont.)

Total carrying amount of insurance contract liabilities as at year ended 31 December 2018 was USD 384,379,841 (2017: USD 383,227,441). As at 31 December 2018, gross incurred but not reported claims (IBNR) amounted to USD 98,609,584 (2017: USD 79,972,504) out of the total insurance contract liabilities.

Investment properties

Investment properties amounted to USD 30,655,214 as at 31 December 2018 (2017: USD 30,561,280) are stated at fair value. Management has determined the fair value and in doing so has considered valuation performed by a third party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm).

Expected credit loss for insurance receivables

The Group uses a provision matrix to calculate ECLs for insurance receivables. The provision rates are based on days past due for groupings of various policy holder’s segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults in the sector, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of policy holder’s actual default in the future.

In its ECL models, the Group relies on a range of forward-looking information as economic inputs, such as:

•        Real GDP growth by region

•        Projected GDP growth by region

In determining impairment of financial assets, judgement is required in the estimation of the amount and timing of future cash flows as well as an assessment of whether the credit risk on the financial asset has increased significantly since initial recognition and incorporation of forward-looking information in the measurement of ECL.

The Group considers insurance receivables in default when contractual payments are 360 days past due.

Total expected credit losses on insurance receivables as at year ended 31 December 2018 was USD 6,093,638 (2017: USD 5,621,514).

Ultimate premiums

In addition to reported premium income, the Group also includes an estimate for pipeline premiums representing amount due on business written but not yet reported. This is based on management’s judgement of market conditions and historical data using premium development patterns evident from active underwriting years to predict ultimate premiums trends at the close of the fiscal period.

Estimated pipeline premiums as at year ended 31 December 2018 was USD 5,242,979 (2017: USD 6,239,265).

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

3. PROPERTY, PREMISES AND EQUIPMENT

	Office buildings	Aircraft*	Office furniture	Computers	Equipment	Leasehold improvements	Vehicles	Work in progress*	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Cost
At 1 January 2018	2,669,763	11,290,405	1,513,831	1,413,182	274,433	1,177,342	964,531	—	19,303,487
Additions	4,758	—	119,483	140,607	6,937	142,931	—	—	414,716
At 31 December 2018	2,674,521	11,290,405	1,633,314	1,553,789	281,370	1,320,273	964,531	—	19,718,203

Depreciation
At 1 January 2018	704,219	903,232	1,273,047	1,184,117	272,606	1,177,341	698,388	—	6,212,950
Deprecation for the year	52,981	903,232	52,522	113,822	5,657	42,759	117,283	—	1,288,256
At 31 December 2018	757,200	1,806,464	1,325,569	1,297,939	278,263	1,220,100	815,671	—	7,501,206
Net carrying amount At 31 December 2018	1,917,321	9,483,941	307,745	255,850	3,107	100,173	148,860	—	12,216,997

Cost
At 1 January 2017	2,661,944	—	1,439,242	1,224,416	272,105	1,177,342	945,081	11,239,732	18,959,862
Additions	7,819	93,554	67,268	159,565	2,328	—	118,420	—	448,954
Written off and disposals	—	—	—	(6,359)	—	—	(98,970)	—	(105,329)
Transfers	—	11,196,851	7,321	35,560	—	—	—	(11,239,732)	—
At 31 December 2017	2,669,763	11,290,405	1,513,831	1,413,182	274,433	1,177,342	964,531	—	19,303,487

Depreciation
At 1 January 2017	635,188	—	1,173,601	1,039,597	267,238	1,139,393	625,004	—	4,880,021
Deprecation for the year	69,031	903,232	99,446	150,271	5,368	37,948	141,535	—	1,406,831
Written off and disposals	—	—	—	(5,751)	—	—	(68,151)	—	(73,902)
At 31 December 2017	704,219	903,232	1,273,047	1,184,117	272,606	1,177,341	698,388	—	6,212,950
Net carrying amount At 31 December 2017	1,965,544	10,387,173	240,784	229,065	1,827	1	266,143	—	13,090,537

____________

*        The aircraft is registered in the name of IGI Services Limited a company registered in the Cayman Islands and a wholly owned subsidiary of IGI Co. Ltd. The aircraft was put in use on 1 January 2017 after the completion of the pre-commissioning testing.

The depreciation of the aircraft for the year ended 31 December 2018 amounted to USD 903,232 (2017: USD 903,232) was allocated proportionally between the other expenses and general and administrative expenses based on the flight hours of chartered trips and business-related trips. The depreciation and amortization (note 4) charges for the year 2018 and 2017 was allocated as follows:

	2018	2017
	USD	USD
Property premises and equipment depreciation charge for the year	1,288,256	1,406,831
Intangible assets amortization charge for the year (note 4)	71,704	78,303
Aircraft depreciation allocated to other expenses (note 23)	(490,820)	(462,184)
Total depreciation and amortization allocated to G&A	869,140	1,022,950

Fully depreciated property, premises and equipment still in use amounted to USD 4,337,158 as at 31 December 2018 (2017: USD 3,937,583).

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

4. INTANGIBLE ASSETS

	2018			2017
	Computer software/ licenses	Work in progress*	Total	Computer software/ licenses	Work in progress*	Total
	USD	USD	USD	USD	USD	USD
Cost
Beginning balance	1,171,134	1,874,003	3,045,137	1,168,633	700,743	1,869,376
Additions (restated)	12,207	966,232	978,439	2,501	1,173,260	1,175,761
Ending balance	1,183,341	2,840,235	4,023,576	1,171,134	1,874,003	3,045,137

Amortization
Beginning balance	1,016,122	—	1,016,122	937,819	—	937,819
Additions	71,704	—	71,704	78,303	—	78,303
Ending balance	1,087,826	—	1,087,826	1,016,122	—	1,016,122
Net carrying amount	95,515	2,840,235	2,935,750	155,012	1,874,003	2,029,015

____________

*        Work in progress balance represents the payments towards purchase of new insurance software. The management expects that the software will be installed during the first quarter of 2020, the expected cost to complete the project is USD 448,858.

5. INVESTMENTS IN ASSOCIATES

The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method:

	Country of incorporation	Ownership
		2018	2017	2016
Star Rock SAL Lebanon	Lebanon	32.7%	32.7%	32.7%
Sina SAL Lebanon	Lebanon	32.7%	32.7%	32.7%
Silver Rock SAL Lebanon	Lebanon	32.7%	32.7%	32.7%
Golden Rock SAL Lebanon	Lebanon	32.7%	32.7%	32.7%

Movement on investments in associates is as follows:

	2018	2017
	USD	USD
Opening balance	11,827,854	11,628,580
Restatement adjustments (note 29)	2,495,597	1,702,653
Restated opening balance	14,323,451	13,331,233
Share of associated companies’ financial results	36,917	(145,589)
Investment properties fair value adjustment (restated)	(838,748)	907,221
Foreign exchange gain arising from revaluation of associated companies at year end	—	—
Reversal of (provision) for contingent liabilities (restated)	(83,842)	230,586
Share of profit or loss from associates	(885,673)	992,218
Dividends	—	—
	13,437,778	14,323,451

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

5. INVESTMENTS IN ASSOCIATES (cont.)

The following tables include summarized information of the Group’s investments in associates for each year presented:

This information is presented on a 100% basis and reflects adjustments made by the Group to the associated companies own results in applying the equity method of accounting. Adjustments to the carrying amount are recognized for changes in the Group’s proportionate interest in the associates arising from changes in the associate’s equity that have not been recognized in the associate’s profit or loss. Changes include those arising from the revaluation of investment properties of the associates and provisions related to the income tax and social security contingencies that may arise on the associates.

	2018 (restated)
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD	USD	USD	USD	USD
Current assets	44,491	46,225	116,287	587,531	794,534
Non-current assets	5,205,244	3,926,427	5,610,302	34,766,783	49,508,756
Current liabilities	(1,801,066)	(2,247,373)	(488,925)	(2,751,274)	(7,288,638)
Non-current liabilities	(135,934)	(149,515)	(143,677)	(1,491,409)	(1,920,535)
Net assets	3,312,735	1,575,764	5,093,987	31,111,631	41,094,117
The Group’s share of net assets	1,083,265	515,275	1,665,735	10,173,503	13,437,778

Associates’ revenues and results
Revenues	134,676	68,601	166,061	1,165,729	1,535,067
Net (loss)	(245,495)	(240,228)	(236,524)	(1,986,234)	(2,708,481)
The Group’s share of profit (loss)	(80,277)	(78,555)	(77,343)	(649,498)	(885,673)
	2017 (restated)
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD	USD	USD	USD	USD
Current assets	80,955	31,406	181,474	656,718	950,553
Non-current assets	5,526,334	4,179,527	5,964,448	36,882,782	52,553,091
Current liabilities	(1,922,872)	(2,259,155)	(575,660)	(3,278,192)	(8,035,879)
Non-current liabilities	(126,187)	(135,786)	(239,751)	(1,163,443)	(1,665,167)
Net assets	3,558,230	1,815,992	5,330,511	33,097,865	43,802,598
The Group’s share of net assets	1,163,541	593,831	1,743,077	10,823,002	14,323,451

Associates’ revenues and results
Revenues	90,006	52,803	147,976	1,195,217	1,486,002
Net profit	408,161	174,977	196,769	2,254,396	3,034,303
The Group’s share of (loss) profit	133,469	57,217	64,344	737,188	992,218

The associates’ main business is investing in investment properties. The investment properties of the associates are stated at fair value to bring the associated companies accounting policies in line with the Group’s. The fair value of the investment properties has been determined by management and in doing so has considered valuation performed by a third party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

5. INVESTMENTS IN ASSOCIATES (cont.)

sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm) which represents the significant unobservable input used in the valuation process.

All the investment properties generated rental income during the current year and the prior years.

6. INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:

	2018 (restated)
	Commercial building	Land*	Total
	USD	USD	USD
Opening balance	20,192,458	10,181,832	30,374,290
Restatement adjustments (note 29)	26,085	160,905	186,990
Restated opening balance	20,218,543	10,342,737	30,561,280
Fair value adjustment (note 21) (restated)	93,934	—	93,934
Ending balance	20,312,477	10,342,737	30,655,214
	2017 (restated)
	Commercial building	Land*	Total
	USD	USD	USD
Opening balance	20,189,934	9,920,245	30,110,179
Restatement adjustments (note 29)	168,842	—	168,842
Restated opening balance	20,358,776	9,920,245	30,279,021
Fair value adjustment (note 21) (restated)	(142,757)	160,905	18,148
Additions	2,524	261,587	264,111
Ending balance	20,218,543	10,342,737	30,561,280

____________

*        Land amounting to USD 10,342,737 as at 31 December 2018 (2017: USD 10,342,737) is registered in the name of one of the Directors of the Group. The Group has obtained an irrevocable proxy over this investment property (note 25).

The fair value of the investment properties has been determined by management and in doing so has considered valuation performed by third parties who are specialists in valuing these types of investment properties. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The management believes that this valuation technique falls under level 3 of fair value hierarchy since investment properties market is not very active.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

6. INVESTMENT PROPERTIES (cont.)

The sensitivity of the Group financial statements to the change in the price used for the valuation of the investment properties was as the following:

	%	Price per square meter	Impact on statement of income for the increase in price per square meter	Impact on statement of income for the decrease in price per square meter
		USD	USD	USD
Commercial building
2018	+/- 10	1,139	2,031,247	(2,031,247)
2017	+/- 10	1,131	2,021,854	(2,021,854)
	%	Price per square meter	Impact on statement of income for the increase in price per square meter	Impact on statement of income for the decrease in price per square meter
		USD	USD	USD
Land
2018	+/- 10	151	1,034,273	(1,034,273)
2017	+/- 10	151	1,034,273	(1,034,273)

7. INVESTMENTS

The details of the Group’s financial investments for the years 2018 and 2017 are as follows:

	31 December 2018
	Amortized cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD	USD	USD	USD
Unquoted bonds*	3,737,287	—	—	3,737,287
Quoted bonds	—	162,161,914	—	162,161,914
Quoted funds and alternative investments	—	—	8,383,593	8,383,593
Quoted equities	—	15,320,310	5,594,070	20,914,380
Unquoted equities** (restated)	—	5,988,087	—	5,988,087
Expected credit losses and impairment	(280,450)	—	—	(280,450)
	3,456,837	183,470,311	13,977,663	200,904,811
	31 December 2017
	Held to maturity	Available for sale	Held for trading	Total
	USD	USD	USD	USD
Unquoted bonds*	4,237,288	—	—	4,237,288
Quoted funds and alternative investments	—	7,971,825	160,420	8,132,245
Quoted equities	—	32,017,989	—	32,017,989
Quoted bonds	—	185,806,397	—	185,806,397
Unquoted equities** (restated)	—	4,436,160	—	4,436,160
Impairment	(250,000)	—	—	(250,000)
	3,987,288	230,232,371	160,420	234,380,079

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

7. INVESTMENTS (cont.)

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:

	2018	2017
	USD	USD
Beginning balance	250,000	250,000
Re-measurement ECL – Impact of IFRS 9 adoption	36,698	—
Restated balance (note 2)	286,698	250,000
Release of provision for investment in debt securities	(6,248)	—
Ending balance	280,450	250,000

__________

The loss allowance for bonds at FVTOCI for the year 2018 of USD 29,903 (note 21) does not reduce the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI).

*        The Group has an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ‘Specialized Investment Compound Co.’ a local company based in Jordan with a maturity date of 22nd February 2016. Said company is currently under liquidation, due to which 85% of original bond holdings with nominal value amounted to USD 1,237,287 were not paid on that maturity date.

These bonds are backed up by a collateral of 105% of its nominal value. However, the Group management has provided USD 250,000 to cover any potential impairment in the value of the collateral held against said investment.

**      The Group has unquoted equity investments under level 3 designated at fair value through OCI. The fair value is recorded by adopting a market approach using the price of most recent sale transaction as a basis to arrive at value of these investments. There are no active markets for these investments and the Group intends to hold them for the long term. In case there is no information available about sale transactions, the Group will apply valuation techniques under the Income approach, using the discounted cash flow method.

The table below shows the sensitivity of the fair value of Level 3 financial assets as at 31 December 2018 and 2017:

	%	Positive impact	Negative impact
		USD	USD
2018	+/- 10	598,808	(598,808)
2017	+/- 10	443,616	(443,616)

8. DEFERRED POLICY ACQUISITION COSTS

	2018	2017	2016
	USD (restated)	USD	USD
Opening balance	32,915,965	28,286,248	29,272,180
Acquisition costs (restated)	62,268,542	57,570,774	49,353,636
Charged to consolidated income statement	(58,780,676)	(52,941,057)	(50,339,568)
Ending balance	36,403,831	32,915,965	28,286,248

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

9. INSURANCE RECEIVABLES

	2018	2017
	USD (restated)	USD (restated)
Receivables from insurance companies and intermediaries	119,686,104	116,154,724
Restatement adjustments (note 29)	(9,510,418)	(7,890,401)
Reclassification	4,165,583	7,180,376
Restated opening balance	114,341,269	115,444,699
Less: Expected credit loss on insurance receivables	(6,093,638)	(5,621,514)
	108,247,631	109,823,185

The movement in the expected credit losses is as follows:

	2018	2017
	USD (restated)	USD (restated)
Opening balance	2,864,350	2,864,350
Restatement adjustments (note 29)	2,757,164	1,542,708
Restated opening balance	5,621,514	4,407,058
Provision for the year (restated)	472,124	1,214,456
	6,093,638	5,621,514

10. OTHER ASSETS

	2018	2017
	USD	USD
Accrued interest income	1,830,722	1,784,012
Prepaid expenses	1,284,738	1,078,932
Refundable deposits	221,779	107,099
Employees receivables	445,374	652,723
Funds held in trust accounts	1,006,735	826,217
Income tax receivables	187,604	161,650
Trade receivables*	9,366	436,126
Others	74,732	262,970
	5,061,050	5,309,729

__________

The carrying values of the other assets above as at years ending 31 December 2018 and 2017 approximate fair value.

*        This amount represents the balances due from the tenants of Specialty Malls (Subsidiary) against rental income. There are no impaired trade receivables and management believes that the trade receivables will be recovered in full. The aging of the trade receivables is less than 180 days.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

11. UNEARNED PREMIUMS

	(restated)
	2018			2017			2016
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Opening balance	156,694,025	(41,126,963)	115,567,062	133,670,895	(32,138,490)	101,532,405	143,563,534	(33,795,778)	109,767,756
Premiums written (restated)	301,618,486	(98,188,088)	203,430,398	275,102,191	(114,334,750)	160,767,441	232,310,031	(82,687,683)	149,622,348
Premiums earned (restated)	(290,057,823)	106,748,204	(183,309,619)	(252,079,061)	105,346,277	(146,732,784)	(242,202,670)	84,344,971	(157,857,699)
	168,254,688	(32,566,847)	135,687,841	156,694,025	(41,126,963)	115,567,062	133,670,895	(32,138,490)	101,532,405

12. DEFFERRED EXCESS OF LOSS PREMIUMS

The movement in deferred excess of loss premiums in the consolidated statement of financial position is as follows:

	(restated)
	2018	2017	2016
	USD	USD	USD
Opening balance	11,612,654	8,878,968	8,818,540
Additions (restated)	24,945,436	28,664,368	21,351,538
Charged to consolidated income statement under reinsures’ share of insurance premiums (restated)	(24,109,419)	(25,930,682)	(21,291,110)
Ending balance	12,448,671	11,612,654	8,878,968

13. OUTSTANDING CLAIMS

Movement in outstanding claims

	2018 (restated)			2017 (restated)			2016 (restated)
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD	USD	USD	USD	USD	USD	USD	USD	USD
At the beginning of the year
Reported claims	303,254,937	(178,617,218)	124,637,719	244,216,392	(122,735,801)	121,480,591	205,125,387	(93,820,351)	111,305,036
Claims incurred but not reported	79,972,504	(7,974,801)	71,997,703	90,954,902	(20,329,907)	70,624,995	95,542,211	(19,378,618)	76,163,593
	383,227,441	(186,592,019)	196,635,422	335,171,294	(143,065,708)	192,105,586	300,667,598	(113,198,969)	187,468,629
Claims paid	(209,892,000)	124,783,536	(85,108,464)	(204,098,071)	121,697,370	(82,400,701)	(94,609,848)	27,790,582	(66,819,266)
Provided during the year related to current accident year	196,708,805	(102,442,564)	94,266,241	278,298,318	(167,956,984)	110,341,334	175,094,042	(76,323,343)	98,770,699
Provided during the year related to previous accident years	14,335,595	(23,314,335)	(8,978,740)	(26,144,100)	2,733,303	(23,410,797)	(45,980,498)	18,666,022	(27,314,476)
At the end of the year	384,379,841	(187,565,382)	196,814,459	383,227,441	(186,592,019)	196,635,422	335,171,294	(143,065,708)	192,105,586
At the end of the year
Reported claims	285,770,257	(170,124,934)	115,645,323	303,254,937	(178,617,218)	124,637,719	244,216,392	(122,735,801)	121,480,591
Claims incurred but not reported	98,609,584	(17,440,448)	81,169,136	79,972,504	(7,974,801)	71,997,703	90,954,902	(20,329,907)	70,624,995
	384,379,841	(187,565,382)	196,814,459	383,227,441	(186,592,019)	196,635,422	335,171,294	(143,065,708)	192,105,586

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

13. OUTSTANDING CLAIMS (cont.)

Claims development

The following tables show the estimate of cumulative incurred claims, including both reported claims and claims incurred but not reported for each successive accident year at each statement of financial position date, together with cumulative payments to date.

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
At end of accident year	25,362,416	25,254,263	37,939,544	114,560,922	94,375,639	122,323,418	128,498,162	133,595,104	159,549,092	152,384,186	174,601,048	175,094,042	278,298,318	196,708,806
One year later	44,520,499	35,110,485	54,041,148	125,149,178	75,295,485	108,522,816	106,566,918	119,424,721	155,958,329	114,972,073	160,100,166	173,369,296	309,257,783	—
Two years later	47,504,859	40,894,923	53,379,611	119,412,667	67,118,529	105,943,110	100,764,212	108,556,804	148,160,641	101,352,163	149,533,104	167,694,979	—	—
Three years later	47,354,940	39,641,082	53,971,648	121,676,478	68,496,704	100,572,066	110,286,014	110,046,062	142,309,348	92,846,420	145,920,851	—	—	—
Four years later	46,829,976	37,331,379	53,468,989	119,839,220	68,217,208	99,513,334	114,464,267	103,996,492	133,916,518	88,210,215	—	—	—	—
Five years later	46,391,258	37,665,596	53,393,860	113,090,591	67,908,658	101,599,381	110,266,231	104,540,662	132,991,755	—	—	—	—	—
Six years later	47,224,929	36,800,576	50,534,739	112,125,348	67,807,370	100,198,544	111,774,284	103,167,021	—	—	—	—	—	—
Seven years later	46,211,206	35,600,935	49,718,456	110,400,053	67,613,678	100,302,961	110,644,445	—	—	—	—	—	—	—
Eight years later	46,232,192	35,318,464	49,552,802	110,588,511	68,114,668	100,073,144	—	—	—	—	—	—	—	—
Nine years later	46,224,784	34,796,272	49,374,891	111,162,234	68,950,049	—	—	—	—	—	—	—	—	—
Ten years later	45,737,657	34,609,372	49,361,720	111,371,580	—	—	—	—	—	—	—	—	—	—
Eleven years later	45,608,779	34,553,537	49,312,510	—	—	—	—	—	—	—	—	—	—	—
Twelve years later	45,609,384	34,422,917	—	—	—	—	—	—	—	—	—	—	—	—
Thirteen years later	45,602,039	—	—	—	—	—	—	—	—	—	—	—	—	—
Current estimate of cumulative claims incurred	45,602,039	34,422,917	49,312,510	111,371,580	68,950,049	100,073,144	110,644,445	103,167,021	132,991,755	88,210,215	145,920,851	167,694,979	309,257,783	196,708,806	1,664,328,094
Cumulative payments to date	45,602,039	33,676,924	49,312,510	110,643,538	67,600,001	99,499,226	99,507,777	96,316,072	127,203,814	81,904,051	130,678,623	136,585,691	177,118,795	24,299,192	1,279,948,253
Total liability included in the consolidated statement of financial position															384,379,841

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

14. CASH AT BANKS

(a) CASH AND CASH EQUIVALENTS

	2018	2017
	USD	USD
Cash and bank balances	159,478,364	74,161,936
Deposits with original maturities of three months or less	25,254,000	29,988,559
Total cash and cash equivalents	184,732,364	104,150,495

(b) TERM DEPOSITS

	2018	2017
	USD	USD
Total deposits	100,581,231	136,160,805
Less: deposits with original maturities of three months or less – note 14 (a)	25,254,000	29,988,559
Total term deposits	75,327,231	106,172,246

The deposits are denominated in US Dollars and dollar pegged currencies and are held for varying periods between one month to one year depending on the immediate cash requirements of the Group.

15. EQUITY

Share capital

	2018	2017
	USD	USD
Authorized shares (par value of USD 1 each)	175,000,000	175,000,000
Issued shares	143,375,678	143,375,678

Fair value reserve

The movement of this item is as follows:

	2018	2017	2016
	USD	USD	USD
Balance at the beginning of the year	15,708,956	10,994,423	2,284,377
Restatement adjustments (note 29)	(1,500,487)	(1,300,487)	(1,400,487)
Impact of IFRS 9 adoption (note 2)	(6,680,687)	—	—
Restated balance	7,527,782	9,693,936	883,890

Net change in fair value reserve during the year for bonds at fair value through OCI	(2,706,303)	—	—
Net change in fair value reserve during the year for equities at fair value through OCI	(3,897,678)	—	—
Net change in fair value reserve during the year for available for sale investments	—	4,514,533	8,810,046

ECL transferred to income statement	29,903	—	—
Balance at the end of the year	953,704	14,208,469	9,693,936

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

15. EQUITY (cont.)

Foreign currency translation reserve

The foreign currency translation reserve is used to record the exchange difference arising from the translation of the financial statements of foreign subsidiaries to the Group’s functional currency.

16. TREASURY SHARES

The general shareholders meeting approved in its extraordinary meeting dated 24 November 2013 the purchase of the Group’s own shares up to 15% of the issued shares and to be treated as treasury shares in accordance with the applicable DIFC laws and regulations. Pursuant to the above authorization, 7,000,000 treasury shares were purchased during the year which were recorded at an amount of USD 15,050,000 as at 31 December 2018 (2017: Nil) — (note 25).

17. DIVIDENDS PAID

The Board of Directors resolved to pay the following dividends for the years 2018 and 2017:

•        On 16 August 2018: USD 4,091,271 (Dividend per share excluding treasury shares: USD 0.030)

•        On 9 March 2017: USD 5,735,027 (Dividend per share: USD 0.040)

•        On 16 August 2017: USD 5,735,027 (Dividend per share: USD 0.040)

18. OTHER LIABILITIES

	2018	2017
	USD	USD
Accounts payable	2,441,208	2,676,641
Accrued expenses (restated)	5,858,245	4,417,273
	8,299,453	7,093,914

19. INSURANCE PAYABLES

	2018	2017
	USD	USD
Payables due to insurance companies and intermediaries	233,316	707,704
Reinsurers – amounts due in respect of ceded premium (restated)	32,800,830	33,255,187
	33,034,146	33,962,891

20. UNEARNED COMMISSIONS

The movement in unearned commissions in the consolidated statement of financial position is as follows:

	2018	2017	2016
	USD (restated)	USD	USD
As at 1 January	10,354,019	8,292,099	8,841,923
Commissions received	14,473,519	18,771,267	15,034,056
Commissions earned	(16,817,154)	(16,709,347)	(15,583,880)
As at 31 December	8,010,384	10,354,019	8,292,099

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

21. NET INVESTMENT INCOME

	2018	2017	2016
	USD (restated)	USD (restated)	USD (restated)
Interest income	9,698,069	8,632,460	7,991,878
Dividends	1,043,876	1,490,607	1,624,559

Realized gains and losses on investments
Net gain on sale of available-for-sale investments	—	3,133,556	2,692,435
Realized loss on sale of bonds at FVTOCI	(763,569)	—	—
Realized gain on sale of FVTPL equities and mutual funds	2,048,908	—	—

Unrealized gains and losses on investments
Unrealized loss on revaluation of financial assets at FVTPL	(948,802)	—	—
Fair value changes of held for trading investments	—	95,582	(245,991)

Gains and losses from investments in properties
Fair value gain on investment property	93,934	18,148	1,000,348
Rental income	606,862	1,007,983	995,004

Impairment and expected credit losses on investments
Expected credit loss on financial assets at FVOCI	(29,903)	—	—
Release of expected credit loss on financial assets at amortized cost	6,248	—	—
Impairment on held to maturity investment	—	—	(250,000)
Impairment on available for sale investments	—	(71,863)	—
Investments custodian fees and other investments expenses	(1,445,327)	(1,741,631)	(1,505,941)
	10,310,296	12,564,842	12,302,292

22. GENERAL AND ADMINISTRATIVE EXPENSES

	2018	2017	2016
	USD	USD (restated)	USD (restated)
Human resources expenses	23,448,838	21,350,467	21,419,785
Business promotion, travel and entertainment	3,492,472	3,002,921	2,721,240
Statutory, advisory and rating	3,040,841	1,811,372	2,070,714
Information technology and software	1,838,585	1,542,740	2,082,246
Office operation	1,783,868	1,491,240	1,596,116
Depreciation and amortization (note 3)	869,140	1,022,950	582,816
Bank charges	153,055	129,750	153,461
Board of directors’ expenses	724,880	551,164	722,200
	35,351,679	30,902,604	31,348,578

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

23. OTHER REVENUES (EXPENSES)

	2018	2017	2016
	USD	USD	USD
Other revenues:
Chartered flights revenue	902,750	837,712	—
Others	—	18,828	14,292
	902,750	856,540	14,292

Other expenses:
Aircraft operational cost	(1,095,461)	(1,003,858)	—
Aircraft depreciation expense	(490,820)	(462,184)	—
	(1,586,281)	(1,466,042)	—

24. COMMITMENTS AND CONTINGENCIES

As of the date of the consolidated financial statements, the Group is contingently liable for the following:

•        Letters of Credit amounting to USD 7,335,896 to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2017: USD 9,039,158).

•        Letter of Guarantee amounting to USD 307,936 to the order of Friends Provident Life Assurance Limited for collateralizing rent payment obligation in one of the Group entity’s office premises (31 December 2017: USD 326,315).

•        In 2015, one of the Group’s entities signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of USD 1,250,000 in five instalments over five years to support cancer research projects. As at 31 December 2018, the entity has paid USD 1,000,000 and the remaining instalment amounted to USD 250,000 shall be made in 2019.

•        The Group has entered into operating leases contracts for its offices in the United Kingdom and the United Arab of Emirates and Malaysia, with lease terms between three and five years.

Future minimum rentals payable under non-cancellable operating leases as at 31 December 2018 and 2017 are, as follows:

	2018	2017
	USD	USD
Within one year	636,600	493,289
After one year but not more than five years	1,357,522	1,063,304
	1,994,122	1,556,593

Litigations

The Group is currently engaged in an arbitration proceeding with certain reinsurers represented by an underwriting agent (“agent”) with respect to certain matters related to the Group’s outward reinsurance program for the years 2012 to 2017. The agent alleges that certain matters were not adequately disclosed and is seeking to avoid the policies. The Group believes that the allegations are without merit and will vigorously defend itself in this matter. Accordingly, no provision for any liability has been made in these financial statements.

Disclosure of any further financial information can prejudice seriously the position of the Group in the arbitration proceeding, hence no further information has been disclosed.

Other than the case mentioned above, the Group has no significant outstanding litigations as of the date of the consolidated financial statements.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

25. RELATED PARTIES

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties, pricing policies and terms of these transactions are approved by the Group’s management.

•        Compensation of key management personnel of the Group, consisting of salaries and benefits was USD 10,072,656 (2017: USD 8,379,883). Out of the total amount of key management personnel compensation, an amount of USD 423,547 (2017: USD 318,076) represents long-term benefits. These long-term benefits represent a phantom share option plan linked to the value of an ordinary share of the Group as approved by the Board of directors during 2011. The scheme is applicable to senior executives responsible for the management, growth and protection of business of the Group. The amount of bonus is determined by reference to the increase in the book value of shares covered by the option. No shares are issued or transferred to the option holder on the exercise of the option. The options vest equally over a span of five years starting on the first anniversary of continued employment following the date on which it is granted. The bonus due amounts to the excess of book value of shares on vesting date over grant date as determined in the latest audited financial statements as of 31 of December of the year prior to vesting and grant date respectively plus an additional 20% on the value of the excess.

•        The Group rented a boat for business promotion from a company owned by major shareholder, the total expense charged to the general and administrative expenses was USD 211,058 (2017: USD 211,739). In addition to this the Group has paid an aircraft management fees of USD 84,000 (2017: USD 168,221) to Arab wings Co. which is owned by a major shareholder.

•        During 2018, the Group entered into a share buyback agreement with a major shareholder whereby 7,000,000 treasury shares were purchased in the amount of USD 15,050,000 (note 16).

•        The Group entities entered into a service level agreement whereby International General Insurance Underwriting Jordan (IGIU) provides underwriting, claims and financial services to International General Insurance Co. Ltd. — Bermuda, International General Insurance Co. Ltd. — Labuan and International General Insurance Company United Kingdom. Based on the service level agreement, an agency fee expense is charged by IGIU and attributable cost against these services is charged back as general and administrative expenses to IGIU from these Group entities.

The transactions between the Group entities within the income statement represented by agency fees and costs recharged are as follows:

	2018	2017
	USD	USD
Agency fees due to International General Insurance Underwriting	17,394,592	15,692,409
Costs recharged back to International General Insurance Underwriting	18,856,943	16,678,582

The above transactions and related amounts recorded in the Group entities’ balance sheets are eliminated in full in the consolidated financial statements of the Group.

•        Included within the investment properties (note 6) a land with a total amount of USD 10,342,737 (2017: USD 10,342,737) is registered in the name of one of the Directors of the Group. The Group has obtained an irrevocable proxy over this investment property.

•        Balances due from key management personnel of the Group as at 31 December 2018 was USD 465,550 (2017: USD 699,031).

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

26. TAXATION

The components of income tax expense are as follows:

	2018	2017	2016
	USD (restated)	USD (restated)	USD (restated)
Current income tax:
Current income tax charge	(9,275)	(4,946)	(68,199)
Adjustments in respect of current income tax of prior years	(47,181)	60,906	—

Deferred tax:
Origination and reversal of temporary differences	(8,181)	154,715	992,151
Effect of tax rate change	861	(116,864)	(54,368)
Adjustment in respect of prior years	1,535	(79,389)	62,545
Income tax (charge)/credit for the year	(62,241)	14,422	932,129

The income tax expense appearing in the consolidated statement of income relate to the following subsidiaries:

	2018	2017	2016
	USD	USD	USD
Income tax expense for IGI Labuan – current year	(5,063)	(4,946)	(4,459)
Corporate tax for IGI Casablanca (Representative Office) – current year	(4,212)	—	—
Corporate tax for IGI Casablanca (Representative Office) – prior years	(4,212)	—	—
Income tax expense for IGI UK – prior years	—	60,906	—
Income tax expense for IGI Underwriting – prior years	(42,970)	—	—
Income tax expense North Star Underwriting Limited – current year	—	—	(63,740)
Addition (amortization) of deferred tax assets for IGI UK	(5,784)	(41,538)	1,000,328
Income tax (charge)/credit for the year	(62,241)	14,422	932,129

•        IGI Labuan elected to pay a fixed income tax of RM20,000 (2017: RM20,000) equivalent to USD 5,063 (2017: 4,946) in accordance to Section 7(1) of the Labuan Business Activity Tax Act 1990.

•        IGI Casablanca — Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.

•        IGI UK and North Star Under Underwriting Limited are subject to corporate taxation in accordance with the UK Tax Law.

•        IGI Underwriting is a tax-exempt company in Jordan as its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan. Imposition of income tax was on the Company’s interest income earned on the deposits placed with local banks on the years 2014 and 2015.

•        International General Insurance Co. Ltd is a tax-exempt company.

•        IGI Holdings and IGI Dubai are not subject to income tax according to the tax law in UAE.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

26. TAXATION (cont.)

Reconciliation of tax expense and the accounting profit multiplied by the applicable tax rate is as follows:

	2018	2017	2016
	USD	USD	USD
The Group profit before tax	25,603,944	7,016,918	32,015,855
Less: Profit related to non-taxable subsidiaries	(26,486,855)	(8,124,461)	(36,836,310)
(Loss) before tax for IGI UK and North Star Underwriting Limited – entities subject to corporate taxation	(882,911)	(1,107,543)	(4,820,455)
Loss multiplied by the standard rate of tax in the UK of 19% (2017: 19.25%) (2016: 20%)	(167,753)	(213,202)	(964,091)

Net disallowed expenditure	180,847	42,350	40,153
Fixed asset temporary differences not recognized for deferred tax	(10,827)	(5,796)	(2,244)
Other temporary differences not recognized for deferred tax	5,913	21,933	(2,229)
Adjustment in respect of prior years	45,647	18,483	(62,545)
IGI Labuan and IGI Casablanca current year tax charges	9,275	4,946	4,459
Effect of rate change to 17% (2016: 20%)	(861)	116,864	54,368
Income tax (charge)/credit for the year	62,241	(14,422)	(932,129)

The following is the movement on the deferred tax assets:

	2018	2017
	USD	USD
Balance at start of the year	991,450	1,032,988
Restatement adjustments (note 29)	(346,824)	(346,824)
Restated opening balance	644,626	686,164
Deferred tax prior year adjustment	1,535	(79,389)
Arising in year	(8,181)	154,714
Effect of rate change to 17% (2016: 19%)	861	(116,864)
Ending balance	638,841	644,625

The deferred tax assets amounted to USD 638,841 (2017: USD 644,625) are in respect to the Group’s subsidiary in United Kingdom trading losses using the tax rate of 17% as per the Finance Act 2016. The Group management expects to generate sufficient taxable profits to utilize this balance.

27. RISK MANAGEMENT

The risks faced by the Group and the way these risks are mitigated by management are summarized below.

Insurance risk

Insurance risk includes the risks of inappropriate underwriting, ineffective management of underwriting, inadequate controls over exposure management in relation to catastrophic events and insufficient reserves for losses including claims incurred but not reported.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

To manage this risk, the Group’s underwriting function is conducted in accordance with a number of technical analytical protocols which include defined underwriting authorities, guidelines by class of business, rate monitoring and underwriting peer reviews.

The risk is further protected by reinsurance programs which respond to various arrays of loss probabilities.

The Group has in place effective exposure management systems. Aggregate exposure is modelled and tested against different stress scenarios to ensure adherence to the Group’s overall risk appetite and alignment with reinsurance programs and underwriting strategies.

Loss reserve estimates are inherently uncertain. Reserves for unpaid losses are the largest single component of the liabilities of the Group. Actual losses that differ from the provisions, or revisions in the estimates, can have a material impact on future earnings and the statement of financial position. The Group has an in house experienced actuarial function reviewing and monitoring the reserving policy and its implementation at quarterly intervals. They work closely with the underwriting and claims team to ensure an understanding of the Group’s exposure and loss experience.

In addition, the Group receives external independent analysis of its reserve requirements on an annual basis.

In order to minimize financial exposure arising from large claims, the Group, in the normal course of business, enters into contracts with other parties for reinsurance purposes. Such reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. A significant portion of the reinsurance is affected under treaty, facultative and excess-of-loss reinsurance contracts.

Geographical concentration of risks

The Group’s insurance risk based on geographical concentration of risk is illustrated in the table below:

	2018 (restated)		2017 (restated)		2016 (restated)
	Gross written premiums	Concentration Percentage	Gross written premiums	Concentration Percentage	Gross written premiums	Concentration Percentage
	USD	%	USD	%	USD	%
Africa	13,601,315	5	14,797,102	5	17,414,593	7
Asia	27,841,670	9	33,939,858	12	44,664,044	19
Australasia	12,636,310	4	8,410,387	3	6,251,783	3
Caribbean Islands	15,098,606	5	10,514,780	4	9,302,824	4
Central America	26,696,686	9	35,560,075	13	26,677,802	11
Europe	34,470,850	11	32,179,912	12	23,146,970	10
Middle East	32,381,500	11	36,116,774	13	35,822,503	15
North America	859,731	0	1,038,139	1	1,546,575	1
South America	26,356,474	9	33,380,259	12	22,140,978	10
UK	76,717,981	25	42,887,109	15	22,277,381	10
Worldwide	34,957,363	12	26,277,796	10	23,064,578	10
	301,618,486		275,102,191		232,310,031

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Line of business concentration of risk

The Group’s insurance risk based on line of business concentration is illustrated in the table below:

	Gross written premiums 2018 (restated)	Concentration Percentage	Gross written premiums 2017 (restated)	Concentration Percentage	Gross written premiums 2016 (restated)	Concentration Percentage
	USD	%	USD	%	USD	%
Energy	81,377,114	27	87,937,007	31	77,742,981	34
Property	43,785,498	15	53,738,771	20	40,628,819	18
Ports & Terminals	19,079,843	6	17,263,245	6	17,519,232	8
Casualty	73,665,448	24	43,119,887	16	20,746,679	9
Political Violence	11,406,211	4	9,730,839	4	16,083,045	7
Financial	16,147,579	5	14,271,496	5	11,352,020	5
Reinsurance	17,819,553	6	17,652,460	6	13,520,616	5
Engineering	18,194,161	6	10,375,952	4	14,992,250	6
Aviation	17,996,462	6	18,998,073	7	17,088,108	7
Marine Liability	2,146,617	1	2,014,461	1	2,636,281	1
	301,618,486		275,102,191		232,310,031

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at 31 December 2018 and 2017.

In selecting the volatility factors, the Group has illustrated the sensitivity of the net claims to a standard variation in the gross outstanding claims. The choices of variation (7.5% and 5%) are illustrative but are consistent with what the Group would consider representative of a reasonable potential for variation. The illustrated variations do not represent limits of the potential variation and actual variation could significantly vary from the illustrated values.

Sensitivity	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%	(USD)
2018	7.5%	28,828,488	(28,828,488)	15,297,751	(15,295,476)	(15,297,751)	15,295,476
2018	5.0%	19,218,992	(19,218,992)	10,198,880	(10,196,605)	(10,198,880)	10,196,605
2017	7.5%	28,742,058	(28,742,058)	14.748.879	(14,746,604)	(14,748,879)	14,746,604
2017	5.0%	19,161,372	(19,161,372)	9,832,965	(9,830,690)	(9,832,965)	9,830,690

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Financial risk

The Group’s principal financial instruments are financial assets at fair value through OCI, financial assets at fair value through profit or loss, financial assets at amortized cost, receivables arising from insurance, investments in associates, investment properties and reinsurance contracts, and cash and cash equivalents.

The Group does not enter into derivative transactions.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, market price risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future profitability or the fair values of financial instruments. The Group is exposed to interest rate risk on certain of its investments and cash and cash equivalents. The Group limits interest rate risk by monitoring changes in interest rates in the currencies in which its cash and interest-bearing investments and borrowings are denominated.

Details of maturities of the major classes of financial assets are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non-interest- bearing items	Total	Effective Interest Rate on interest bearing assets
	USD	USD	USD	USD	USD	(%)
2018 –
Financial assets at FVTPL	—	—	—	13,977,663	13,977,663	—
Financial assets at FVOCI	50,095,407	108,481,889	3,584,618	21,308,397	183,470,311	5.72
Financial assets at amortized cost	3,456,837	—	—	—	3,456,837	2.92
Cash, bank balances and term deposits	260,059,595	—	—	—	260,059,595	1.88
	313,611,839	108,481,889	3,584,618	35,286,060	460,964,406

2017 –
Investments held for trading	—	—	—	160,420	160,420	—
Available-for-sale investments	40,433,675	135,457,031	9,915,691	44,425,974	230,232,371	2.78
Held to maturity investments	3,987,288	—	—	—	3,987,288	3.87
Cash, bank balances and term deposits	210,322,741	—	—	—	210,322,741	1.59
	254,743,704	135,457,031	9,915,691	44,586,394	444,702,820

The following table demonstrates the sensitivity of statement of income to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of the income statement is the effect of the assumed changes in interest rates on the Group’s profit for the year, based on the floating rate financial assets and financial liabilities held at 31 December.

	Decrease in basis points	Effect on profit for the year
		USD
2018	- 25	(665,500)
	- 50	(1,331,000)

2017	- 25	(814,886)
	- 50	(1,629,772)

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

The effect of increases in interest rate are expected to be equal and opposite to the effects of the decreases shown above.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Group is exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than the Group functional currency. The currencies in which these transactions are primarily denominated are Sterling (GBP) and Euro (EUR). As a significant portion of the Group’s transactions are denominated in USD, this reduces currency risk. Intra Group transactions are primarily denominated in USD.

Part of the Group’s monetary assets and liabilities are denominated in a currency other than the functional currency of the Group and are subject to risks associated with currency exchange fluctuation. The Group reduces some of this currency exposure by maintaining some of its bank balances in foreign currencies in which some of its insurance payables are denominated.

The following table demonstrates the sensitivity to a reasonably possible change in the USD exchange rate, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair value of monetary assets and liabilities).

	Changes in currency rate to USD	Effect on profit before tax
	%	USD
2018
EUR	+ 5	65,440
GBP	+ 5	1,857,406

2017
EUR	+ 5	(162,780)
GBP	+ 5	312,184

The effect of decreases in exchange rates are expected to be equal and opposite to the effects of the increases shown above.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group is exposed to credit risk primarily from unpaid insurance receivables and fixed income instruments.

The Group has in place credit appraisal policies and procedures for inward business and receivables from insurance transactions are monitored on an ongoing basis to restrict the Group’s exposure to doubtful debts.

The Group has in place security standards applicable to all reinsurance purchases and monitors the financial status of all reinsurance debtors at regular intervals.

The Group’s portfolio of fixed income investments is managed by the Investments Committee in accordance with the investment policy established by the board of directors which has various credit standards for investments in fixed income securities.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Reinsurance and fixed income investments are monitored for the occurrence of a downgrade or other changes that might cause them to fall below the Group’s security standards. If this occurs, management takes appropriate action to mitigate any loss to the Group.

The Group’s bank balances are maintained with a range of international and local banks in accordance with limits set by the board of directors. There are no significant concentrations of credit risk within the Group. The table below provides information regarding the credit risk exposure of the Group by classifying assets according to the Group’s credit rating of counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD	USD	USD	USD
2018 (restated)
FVOCI – debts securities	158,945,525	3,216,389	—	162,161,914
Financial Assets at amortized cost	—	2,469,549	987,288	3,456,837
Insurance receivables	—	60,880,815	47,366,816	108,247,631
Reinsurance share of outstanding claims	186,061,539	1,503,843	—	187,565,382
Deferred excess of loss premiums	—	12,448,671	—	12,448,671
Cash, bank balances and term deposits	184,747,414	75,312,181	—	260,059,595
	529,754,478	155,831,448	48,354,104	733,940,030

2017 (restated)
Available for sale investments – bonds and debt securities	183,175,820	2,630,577	—	185,806,397
Held to maturity investments – bonds and debt securities	—	3,000,000	987,288	3,987,288
Insurance receivables	—	59,567,232	50,255,953	109,823,185
Reinsurance share of outstanding claims	164,787,749	21,804,270	—	186,592,019
Deferred excess of loss premiums	—	11,612,654	—	11,612,654
Cash, bank balances and term deposits	163,416,461	46,906,280	—	210,322,741
	511,380,030	145,521,013	51,243,241	708,144,284

For assets to be classified as ‘past due and impaired’ contractual payments are in arrears for more than 30 days for the debt instruments and 360 days for insurance receivables an impairment adjustment is recorded in the consolidated statement of income for this or when collectability of the amount is otherwise assessed as being doubtful. When the credit exposure is adequately secured, arrears more than 360 days might still be classified as ‘past due but not impaired’, with no impairment adjustment recorded.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

The Schedule below shows the distribution of bonds and debt securities with fixed interest rate according to the international agencies classification:

Rating grade	Bonds	Unquoted bonds	Total
	USD	USD	USD
2018
A	19,653,276	—	19,653,276
A-	11,914,322	—	11,914,322
A+	15,840,316	—	15,840,316
A1	12,009,630	—	12,009,630
A2	9,512,157	—	9,512,157
A3	10,679,082	—	10,679,082
AA	7,124,087	—	7,124,087
AA-	17,408,093	—	17,408,093
AA+	4,771,755	—	4,771,755
Aa1	755,556	—	755,556
Aa2	7,876,959	—	7,876,959
Aa3	5,527,355	—	5,527,355
AAA	2,353,731	—	2,353,731
Baa1	1,744,245	—	1,744,245
Baa2	1,385,487	—	1,385,487
BB-	203,749	—	203,749
BBB	14,273,503	—	14,273,503
BBB-	2,899,954	—	2,899,954
BBB+	13,216,017	—	13,216,017
Not rated	3,012,640	3,456,837	6,469,477
Total	162,161,914	3,456,837	165,618,751
Rating grade	Bonds	Unquoted bonds	Total
	USD	USD	USD
2017
A	31,581,864	—	31,581,864
A-	23,326,258	—	23,326,258
A+	20,561,108	—	20,561,108
A1	4,002,610	—	4,002,610
A2	5,267,194	—	5,267,194
A3	17,680,818	—	17,680,818
AA	7,553,019	—	7,553,019
AA-	23,361,272	—	23,361,272
AA+	5,602,497	—	5,602,497
Aa2	2,621,590	—	2,621,590
Aa3	750,180	—	750,180
AAA	3,320,507	—	3,320,507
BB+	208,999	—	208,999
BBB	10,515,726	—	10,515,726
BBB-	6,653,025	—	6,653,025
BBB+	20,378,152	—	20,378,152
Not rated	2,421,578	3,987,288	6,408,866
Total	185,806,397	3,987,288	189,793,685

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

The schedule below shows the geographical distribution of bonds and debt securities with fixed interest rate:

Country	Total
USD
2018
Australia	3,207,541
Bahrain	203,750
Canada	9,769,854
China	5,477,734
Europe	1,407,141
Finland	1,016,430
France	1,947,095
Germany	15,825,716
Global	910,686
Hong Kong	1,183,742
Italy	1,602,864
Japan	11,252,935
Jordan	3,456,838
KSA	2,262,838
Kuwait	978,170
Mexico	1,015,749
Netherlands	1,844,370
Norway	2,239,722
Pacific basin	3,466,916
Qatar	5,048,451
South Korea	5,497,709
UAE	12,683,997
UK	8,195,522
USA	65,122,981
Total	165,618,751
Country	Total
USD
2017
Australia	3,360,039
Bahrain	209,000
Canada	5,573,350
Europe	19,649,099
Global	951,775
Jordan	3,987,288
KSA	3,843,760
Kuwait	1,003,850
Oman	14,947
Pacific basin	29,528,702
Qatar	6,579,031
Russia	600,750
South America	2,062,011
UAE	17,471,710
UK	15,858,744
USA	79,099,629
Total	189,793,685

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Market price risk

Market price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual security, or its issuer, or factors affecting all securities traded in the market.

The Group’s equity price risk exposure relates to financial assets whose values will fluctuate as a result of changes in market prices.

The following table demonstrates the sensitivity of the profit for the period and the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown.

	Change in equity price	Effect on profit for the year	Effect on equity
	USD	USD	USD
2018
Amman Stock Exchange	+5%	60,718	60,718
Saudi Stock Exchange	+5%	—	665,120
Qatar Stock Exchange	+5%	25,369	25,369
Abu Dhabi Security Exchange	+5%	57,175	57,175
New York Stock Exchange	+5%	109,111	147,031
Kuwait Stock Exchange	+5%	—	2,012
Other quoted	+5%	446,510	507,473
	Change in equity price	Effect on profit for the year	Effect on equity
	USD	USD	USD
2017
New York Stock Exchange	+5%	—	233,869
Amman Stock Exchange	+5%	—	45,559
Saudi Stock Exchange	+5%	—	902,416
Qatar Stock Exchange	+5%	—	30,688
Kuwait stock exchange	+5%	8,021	104,369
Abu Dhabi security exchange	+5%	—	234,419
NASDAQ Dubai	+5%	—	22,264
Other quoted	+5%	—	433,927

The Group also has unquoted investments carried at fair value determined based on valuation techniques as per level 3 of fair value hierarchy.

The Group limits market risk by maintaining a diversified portfolio and by monitoring of developments in equity markets.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its commitments associated with insurance contracts and financial liabilities as they fall due.

The Group continually monitors its cash and investments to ensure that the Group meets its liquidity requirements. The Group’s asset allocation is designed to enable insurance liabilities to be met with current assets.

All liabilities are non-interest bearing liabilities.

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December based on contractual undiscounted payments:

	Less than one year	More than one year	Total
	USD	USD	USD
2018 (restated)
Gross outstanding claims	166,052,091	218,327,750	384,379,841
Gross unearned premiums	135,380,101	32,874,587	168,254,688
Other liabilities	8,299,453	—	8,299,453
Insurance payables	33,034,146	—	33,034,146
Unearned commissions	7,030,172	980,212	8,010,384
Total liabilities	349,795,963	252,182,549	601,978,512

2017 (restated)
Gross outstanding claims	178,967,215	204,260,226	383,227,441
Gross unearned premiums	134,203,648	22,490,377	156,694,025
Other liabilities	7,093,914	—	7,093,914
Insurance payables	33,962,891	—	33,962,891
Unearned commissions	8,967,774	1,386,245	10,354,019
Total liabilities	363,195,442	228,136,848	591,332,290

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Maturity analysis of assets and liabilities

The table below shows analysis of assets and liabilities analyzed according to when they are expected to be recovered or settled:

	31 December 2018 (restated)
	Less than one year	More than one year	No term	Total
	USD	USD	USD	USD
ASSETS
Property, premises and equipment	—	12,216,997	—	12,216,997
Intangible assets	—	2,935,750	—	2,935,750
Investments in associates	—	—	13,437,778	13,437,778
Investment properties	—	—	30,655,214	30,655,214
Deferred tax assets	—	638,841	—	638,841
Investments	53,552,244	112,066,507	35,286,060	200,904,811
Deferred policy acquisition costs	27,945,967	8,457,864	—	36,403,831
Insurance receivables	105,760,142	2,487,489	—	108,247,631
Other assets	5,061,050	—	—	5,061,050
Reinsurance share of unearned premiums	29,777,293	2,789,554	—	32,566,847
Reinsurance share of outstanding claims	92,844,864	94,720,518	—	187,565,382
Deferred excess of loss premiums	12,448,671	—	—	12,448,671
Cash, bank balances and term deposits	260,059,595	—	—	260,059,595
TOTAL ASSETS	587,449,826	236,313,520	79,379,052	903,142,398

EQUITY AND LIABILITIES
Equity
Share capital	—	—	143,375,678	143,375,678
Contributed capital	—	—	2,773,000	2,773,000
Treasury shares	—	—	(15,050,000)	(15,050,000)
Foreign currency translation reserve	—	—	(294,929)	(294,929)
Fair value reserve	—	—	953,704	953,704
Retained earnings	—	—	169,406,433	169,406,433
Total equity	—	—	301,163,886	301,163,886

Liabilities
Gross outstanding claims	166,052,091	218,327,750	—	384,379,841
Gross unearned premiums	135,380,101	32,874,587	—	168,254,688
Other liabilities	8,299,453	—	—	8,299,453
Insurance payables	33,034,146	—	—	33,034,146
Unearned commissions	7,030,172	980,212	—	8,010,384
Total liabilities	349,795,963	252,182,549	—	601,978,512
TOTAL EQUITY AND LIABILITIES	349,795,963	252,182,549	301,163,886	903,142,398

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

	31 December 2017 (Restated)
	Less than one year	More than one year	No term	Total
	USD	USD	USD	USD
ASSETS
Property, premises and equipment	—	13,090,537	—	13,090,537
Intangible assets	—	2,029,015	—	2,029,015
Investments in associates	—	—	14,323,451	14,323,451
Investment properties	—	—	30,561,280	30,561,280
Deferred tax assets	—	644,625	—	644,625
Investments	44,420,961	145,372,724	44,586,394	234,380,079
Deferred policy acquisition costs	27,331,020	5,584,945	—	32,915,965
Insurance receivables	107,089,999	2,733,186	—	109,823,185
Other assets	5,309,729	—	—	5,309,729
Reinsurance share of unearned premiums	36,446,151	4,680,812	—	41,126,963
Reinsurance share of outstanding claims	98,893,770	87,698,249	—	186,592,019
Deferred excess of loss premiums	11,612,654	—	—	11,612,654
Cash, bank balances and term deposits	210,322,741	—	—	210,322,741
TOTAL ASSETS	541,427,025	261,834,093	89,471,125	892,732,243

EQUITY AND LIABILITIES
Equity
Share capital	—	—	143,375,678	143,375,678
Contributed Capital	—	—	2,773,000	2,773,000
Foreign currency translation reserve	—	—	(269,206)	(269,206)
Fair value reserve	—	—	14,208,469	14,208,469
Retained earnings	—	—	141,312,012	141,312,012
Total equity	—	—	301,399,953	301,399,953

Liabilities
Gross outstanding claims	178,967,215	204,260,226	—	383,227,441
Gross unearned premiums	134,203,648	22,490,377	—	156,694,025
Other liabilities	7,093,914	—	—	7,093,914
Insurance payable	33,962,891	—	—	33,962,891
Unearned commissions	8,967,774	1,386,245	—	10,354,019
Total liabilities	363,195,442	228,136,848	—	591,332,290
TOTAL EQUITY AND LIABILITIES	363,195,442	228,136,848	301,399,953	892,732,243

Capital management

The Group manages its capital by ‘Enterprise Risk Management’ techniques, using a dynamic financial analysis model. The Asset Liability match is reviewed and monitored on a regular basis to maintain a strong credit rating and healthy capital adequacy ratios to support its business objectives and maximize shareholders’ value.

Adjustments to capital levels are made in light of changes in market conditions and risk characteristics of the Group’s activities.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Capital comprises issued share capital, additional paid in capital, treasury shares, foreign currency translation reserve, fair value reserve, and retained earnings and is measured at USD 301,163,886 as at 31 December 2018 (2017: USD 301,399,953).

The capital requirements imposed on the Groups regulated entities are as follows:

International General Insurance Co. Ltd (Bermuda)

The Bermuda Insurance Act 1978 and Related Regulations (the Act) requires the Company to meet a minimum solvency margin. The Company has met the minimum solvency margin requirement at 31 December 2018 and 2017. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. This ratio was met at 31 December 2018 and 2017.

Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the BMA annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at 31 December 2018, the Company met its ECR.

International General Insurance Company (UK) Limited.

The Company is regulated by the Prudential Regulation Authority and is subject to insurance solvency regulations which specify the minimum amount and type of capital that must be held in addition to the insurance liabilities.

Since 1 January 2016 the Company has been subject to the Solvency II regime and is required to meet a Solvency Coverage Ratio (SCR) which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.

The Company has met all requirements for the years 2018 and 2017.

International General Insurance Company Ltd. Labuan Branch

The Branch is subjected to minimum capital requirements under the Labuan Financial Services and Securities Act 2010.

The Branch monitors and ensures its capital is within the minimum solvency margins requirements under the Labuan Financial Services and Securities Act 2010 at all times. If there are any, large event which will affect the Branch’s ability to maintain solvency margins requirements, the Branch will notify the head office to cash call in advance.

As at 31 December 2018, the Branch exceeded the solvency margin by USD 18,579,979 (2017: USD 21,177,899).

Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

27. RISK MANAGEMENT (cont.)

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	31 December 2018 (restated)
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
FVTPL	13,977,663	—	—	13,977,663
Quoted equities at FVOCI	15,320,310	—	—	15,320,310
Quoted bonds at FVOCI	162,161,914	—	—	162,161,914
Unquoted equities at FVOCI*	—	—	5,988,087	5,988,087
Investment properties	—		30,655,214	30,655,214
	191,459,887	—	36,643,301	228,103,188
	31 December 2017 (restated)
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Held for trading	160,420	—	—	160,420
Quoted funds and alternative investments available-for-sale	7,971,825	—	—	7,971,825
Quoted equities available-for-sale	32,017,989	—	—	3,2017,989
Quoted bonds available-for-sale	185,806,397	—	—	185,806,397
Unquoted equities available-for-sale*	—	—	4,436,160	4,436,160
Investment properties	—	—	30,561,280	30,561,280
	225,956,631	—	34,997,440	260,954,071

____________

*        Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:

	2018	2017
	USD	USD
Balance at the beginning of the year	5,936,647	5,936,647
Restatement adjustments – (note 29)	(1,500,487)	(1,300,487)
Restated balance	4,436,160	4,636,160

Total gains and (losses) recognized in OCI	1,551,927	(200,000)
Balance at the end of the year	5,988,087	4,436,160

28. EARNINGS PER SHARE

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

28. EARNINGS PER SHARE (cont.)

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2018	2017	2016
Profit for the year attributable to the equity holders of parent (USD)	25,541,703	7,031,340	32,947,984
Weighted average number of shares during the year – basic and diluted	138,320,733	143,375,678	143,375,678
Basic and diluted earnings per share	0.18	0.05	0.23

29. RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Group consolidated financial statements and pursuant to the proposed listing of the Group on Nasdaq Capital Market, the Group’s management has re-evaluated identified errors in the consolidated financial statements, which were historically not adjusted, and determined that the financial statements should be restated for these items.

The impact on shareholders’ equity as at 31 December 2018 comprises a decrease in retained earnings in the amount of USD 8,667,729 and increase in the fair reserve in the amount of USD 51,440. The cumulative decrease in retained earnings, represents the net effect of the restatement on the retained earnings as at 1 January 2017 and the following changes in the profit for the year ended 31 December 2016 through 2018.

The details of the corrections are as follows:

a) Expected Credit Loss on Insurance Receivables

The Group did not appropriately apply the expected credit loss model to insurance receivables for all years presented. The Group has now reflected the impact of accounting for ECL on insurance receivables for all years presented.

b) Revaluation of Insurance receivables denominated in Foreign Currencies

The Group assessed the carrying value of the insurance receivable denominated in foreign currencies other than the Group functional currency and determined that the accounting treatment followed in reporting the receivables denominated in foreign currencies is not consistent with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

Accordingly, the Group has translated all insurance receivables denominated in foreign currencies using the prevailing closing rates as at the statement of financial position date starting 1 January 2017 until 31 December 2018.

c) Fair value adjustments for investment properties

Subsequent to the issuance of the Group consolidated financial statements, management has assessed the change in fair value for its owned investment properties as well as the properties owned by the associated companies starting 1 January 2017 until 31 December 2018. Accordingly, the Group has recorded fair valuation adjustments to reflect carrying value equal the prevailing fair value of its investment properties at respective year ends.

d) Fair value adjustments to unquoted equities at FVOCI

Subsequent to the issuance of the Group consolidated financial statements, management determined that the carrying value of unquoted equities at FVOCI’ classified under level 3 of FV hierarchy were not recorded at fair value at each year-end reporting date. Management has subsequently restated the financial statements to record the unquoted equities at fair value in accordance with its accounting policy.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

e) Tax and social security contingences for associated companies

For the Group’s Investments in associates, the associated companies’ accounts, tax returns and records are subject to review by relevant tax and social security authorities for previous periods. For contingent tax and social security liabilities that may arise as a result of the authority’s review, the associated companies record provisions in their financial statements. The associates’ accounting policies for calculating and recording these provisions, however, are not consistent with the Group’s policy. As such, the Group is required to adjust the associates’ accounting policies to conform with its own in order to properly apply the equity method. The Group is required to adjust the aforementioned provisions within the associates’ financial statements for use in its application of the equity method of accounting (its calculation of associates’ net assets). The Group did not properly account for these adjustments in its previously reported financial statements, which caused the investments in associates account to be misstated. Accordingly, the Group recorded the adjustments and corrected and restated the investments in associates account starting 1 January 2017 until 31 December 2018.

f) Inaccurate estimation of ultimate premiums and related claims IBNR

1)      Subsequent to the issuance of Group financial statements, management has reassessed the best estimate of ultimate premiums for the aforementioned period and determined that it included excess provision for reinstatement premium income related to Reinsurance business line. Accordingly, management restated pipeline premiums to eliminate the impact of this excess accrual during the previous periods to reflect the most reasonable estimate of overall ultimate premiums starting 1 January 2017 until 31 December 2018.

2)      Also, management determined that estimate of pipeline premium did not include its attributed share of claims IBNR. Management restated the financial statements to correct this error.

g) Deferred tax on the recorded pipeline premium

Subsequent to the issuance of the Group consolidated financial statements, management determined that tax liability was not recorded on the recorded pipeline premium related to one of the Group’s entities in the United Kingdom. The financial statements have been restated to record the liability.

h) Adjustments to the excess of loss deposit premiums

Subsequent to the issuance of the Group consolidated financial statements, management determined that premium adjustments required for true up of XOL costs upon expiry of one of the reinsurance contracts were done in the incorrect reporting period. This resulted in understatement of ‘Reinsurer’s share of insurance premiums’ in the year ended 31 December 2017 and overstatement in the year ended 31 December 2018. This error is corrected and ‘Reinsurer’s share of insurance premiums’ has been appropriately restated between the correct periods.

i) Adjustments to the excess of loss reinstatement premiums

The Group has recorded reinstatement premium arising from claims recovery under one of the treaty reinsurance contracts in the incorrect period. This resulted in overstatement of ‘Reinsurer’s share of insurance premiums’ in the years ended 31 December 2016 and 2017 and overstatement in the year ended 31 December 2018. This error is corrected and ‘Reinsurer’s share of insurance premiums’ has been appropriately restated between the correct periods.

j) Adjustment to the deferred acquisition cost and insurance receivable related to Engineering policy

For one of the engineering policy accounts written at the end of 2018, the Group did not record its share of acquisition cost during the same year, but rather recorded the cost post year end. The financial statements have been restated to allocate the cost to the correct period.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

k) Underestimation of staff bonus accrual

Subsequent to the issuance of the Group consolidated financial statements, management determined that provision for staff bonus did not include an appropriate accrual for outstanding phantom share options granted to senior executives. This resulted in understatement of bonus accrual as at year ended 31 December 2016. The financial statements have been restated to correct the error.

l) Allocation between reinsurer’s share of claims and reinstatement premium related to reinsurance contracts

In year ended 31 December 2017, the Group suffered major catastrophe losses in Mexico and Caribbean. In respect of these losses, claim recoveries under facultative outward reinsurance were in excess of the Group net retention during the year. A portion of this claim’s recovery was utilized to offset the incremental cost arising from reinstatement of XOL treaty contracts covering the same claims. This resulted in understatement of claims recovery with equal amount of overstatement of ‘Reinsurer’s share of insurance premiums’ in the year ended 31 December 2017. The financial statements have been restated to correct the error.

m) Underestimation of liability for insurance software — WIP intangible

An accrual was not recorded in year ended 31 December 2018 in respect of invoices for insurance software received subsequent to the year end. This has been restated with no impact on equity.

n) Reclassification between insurance receivables and insurance payables.

As at years end 31 December 2016, 2017 and 2018, claim recoveries made under some of the proportional retrocession covers were in the excess of premium payable. This resulted in overall ‘reinsurance payable’ balance ending as a ‘net receivable’. An adjustment was made to reclassify this balance to Insurance receivable with no impact on equity.

o) Understatement of commission income from reinsurer

The Group has paid managing agency fee and profit commission to one of the managing agents in relation to business produced since underwriting year 2011 and this class of business has proportional retrocession protection. Subsequent to the issuance of the Group financial statements, management discovered that proportionate share of this agency fee and profit commission was not processed in the reinsurance records since inception. Management quantified the impact and determined that amount in total of USD 1,000,000 was not claimed from reinsurers for the period starting 2011 until end of 2015 in prior years. This was subsequently claimed from reinsurers and recorded in year end 31 December 2018. Management restated the financial statements to correct this error.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

Impact on the consolidated statement of financial position as at 1 January 2017:

	Notes	As previously reported	Adjustments	Restated
		USD	USD	USD
ASSETS
Investments in associates:		11,628,580	1,702,653	13,331,233
Fair value adjustments	(c)		1,259,424
Contingencies for associated companies	(e)		443,229

Investment properties:		30,110,179	168,842	30,279,021
Fair value adjustments	(c)		168,842

Insurance receivables:		88,084,048	(7,716,765)	80,367,283
ECL on insurance receivables	(a)		(1,542,708)
Revaluation of insurance receivables	(b)		(1,602,941)
Reclassification between insurance receivables and payables	(n)		2,208,897
Estimation of ultimate premiums	(f)		(7,780,013)
Understatement of commission income from reinsurer	(o)		1,000,000

Investments		235,134,534	(1,300,487)	233,834,047
Change in fair value of unquoted equities	(d)		(1,300,487)
Deferred tax assets		1,032,988	(346,824)	686,164
Deferred tax on the recorded pipeline premium	(g)		(346,824)
Total Assets		818,456,510	(7,492,581)	810,963,929

Liabilities
Other liabilities		5,084,049	345,386	5,429,435
Underestimation of staff bonus accrual	(k)		345,386

Insurance payables		25,032,842	2,136,759	27,169,601
Reclassification between insurance receivables and payables	(n)		2,208,897
Adjustments to the excess of loss reinstatement premium	(i)		(72,138)
Total liabilities		507,251,179	2,482,145	509,733,324

Equity
Fair value reserve		10,994,423	(1,300,487)	9,693,936
Change in fair value of unquoted equities			(1,300,487)
Retained earnings		154,424,965	(8,674,239)	145,750,726
Total equity		311,205,331	(9,974,726)	301,230,605

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

Impact on the consolidated statement of income for the year ended 31 December 2016:

	Notes	As previously reported	Adjustments	Restated
		USD	USD	USD
Gross written premiums	(f1)	231,427,789	882,242	232,310,031
Gross earned premiums		241,320,428	882,242	242,202,670

Reinsurers’ share of insurance premiums	(i)	(82,759,821)	72,138	(82,687,683)
Reinsurers’ share of gross earned premiums		(84,417,109)	72,138	(84,344,971)

Net premiums earned		156,903,319	954,380	157,857,699

Net underwriting result		50,691,408	954,380	51,645,788

Net investment income	(c)	12,760,339	(458,047)	12,302,292
Share of profit or loss from associates	(c)(e)	84,694	(150,961)	(66,267)
General and administrative expenses	(k)	(31,007,651)	(340,927)	(31,348,578)
Impairment loss on insurance receivables		—	(801,899)	(801,899)
(Loss) gain on foreign exchange	(b)	(1,410,707)	1,680,934	270,227
Profit before tax		31,132,375	883,480	32,015,855

Income tax		936,588	(4,459)	932,129
PROFIT FOR THE YEAR		32,068,963	879,021	32,947,984

Other comprehensive income for the year	(d)	8,608,628	100,000	8,708,628
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		40,677,591	979,021	41,656,612

Impact on the consolidated statement of cash flows for the year ended 31 December 2016:

	As previously Reported	Adjustments	Restated
	USD	USD	USD
OPERATING ACTIVITIES
Profit before tax	31,132,375	883,480	32,015,855
Cash from operations before working capital changes	19,756,624	10,229,890	29,986,514
Net cash flows from (used in) operating activities after tax	30,096,283	(44,390,381)	(14,294,098)

INVESTING ACTIVITIES
Net cash flows used in investing activities	(78,982,408)	66,911,223	(12,071,185)

FINANCING ACTIVITIES
Net cash flows used in financing activities	(14,337,567)	—	(14,337,567)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(25,018,277)	(15,684,573)	(40,702,850)
Net foreign exchange differences	(1,410,707)	—	(1,410,707)
Cash and cash equivalents at the beginning of the year	170,746,766	(26,285,039)	144,461,727
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR*	106,112,367	(3,764,197)	102,348,170

____________

*        The above mentioned restatements had no impact on the overall cash at banks balances. The net adjustment of USD (3,764,197) resulted from the reclassifications of the term deposits with original maturity of three months or greater out of cash and cash equivalents.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

Impact on the consolidated statement of financial position as at 31 December 2017:

	Notes	As previously reported	Adjustments	Restated
		USD	USD	USD
ASSETS
Investments in associates:		11,827,854	2,495,597	14,323,451
Fair value adjustments	(c)		1,823,926
Contingencies for associated companies	(e)		671,671

Investment properties:		30,374,290	186,990	30,561,280
Fair value adjustments	(c)		186,990

Insurance receivables:		113,290,374	(3,467,189)	109,823,185
ECL on insurance receivables	(a)		(2,757,164)
Revaluation of insurance receivables	(b)		(871,943)
Reclassification between insurance receivables and payables	(n)		7,180,376
Estimation of ultimate premiums	(f)		(8,018,458)
Understatement of commission income from reinsurer	(o)		1,000,000

Investments:		235,880,566	(1,500,487)	234,380,079
Change in fair value of unquoted equities	(d)		(1,500,487)

Deferred tax assets:		991,449	(346,824)	644,625
Deferred tax on the recorded pipeline premium	(g)		(346,824)

Reinsurance share of outstanding claims:		180,020,116	6,571,903	186,592,019
Allocation between Reinsurer’s share of claims and reinstatement premium related to reinsurance contracts	(n)		6,571,903
Total Assets		888,792,253	3,939,990	892,732,243

Liabilities
Insurance payables		19,017,107	14,945,784	33,962,891
Reclassification between insurance receivables and payables	(n)		7,180,376
Allocation between Reinsurer’s share of claims and reinstatement premium related to reinsurance contracts	(l)		6,571,903
Adjustments to the excess of loss reinstatement premium	(i)		(405,064)
Adjustments to the excess of loss deposit premiums	(h)		1,598,569
Total liabilities		576,386,506	14,945,784	591,332,290

Equity
Fair value		15,708,956	(1,500,487)	14,208,469
Change in fair value of unquoted equities	(d)		(1,500,487)
Retained earnings		150,817,319	(9,505,307)	141,312,012
Total equity		312,405,747	(11,005,794)	301,399,953

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

Impact on the consolidated statement of income for the year ended 31 December 2017:

	Notes	As previously reported	Adjustments	Restated
		USD	USD	USD
Gross written premiums	(f1)	275,340,636	(238,445)	275,102,191
Gross earned premiums		252,317,506	(238,445)	252,079,061

Reinsurers’ share of insurance premiums	(h)(i)(l)	(106,497,204)	(7,837,546)	(114,334,750)
Reinsurers’ share of gross earned premiums		(97,508,731)	(7,837,546)	(105,346,277)

Net premiums earned		154,808,775	(8,075,991)	146,732,784

Reinsurers’ share of claims		158,651,778	6,571,903	165,223,681

Net underwriting result		25,074,625	(1,504,088)	23,570,537

Net investment income	(c)	12,546,694	18,148	12,564,842
Share of profit or loss from associates	(c)(e)	199,274	792,944	992,218
General and administrative expenses	(k)	(31,252,936)	350,332	(30,902,604)
Impairment loss on insurance receivables	(a)	—	(1,214,456)	(1,214,456)
Gain on foreign exchange	(b)	1,884,885	730,998	2,615,883
Profit before tax		7,843,040	(826,122)	7,016,918

Income tax		19,368	(4,946)	14,422
PROFIT FOR THE YEAR		7,862,408	(831,068)	7,031,340

Other comprehensive income for the year	(d)	4,808,062	(200,000)	4,608,062
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		12,670,470	(1,031,068)	11,639,402

Impact on the consolidated statement of cash flows for the year ended 31 December 2017:

	As previously Reported	Adjustments	Restated
	USD	USD	USD
OPERATING ACTIVITIES
Profit before tax	7,843,040	(826,122)	7,016,918
Cash (used in) from operations before working capital changes	(6,055,294)	8,969,311	2,914,017
Net cash flows from operating activities after tax	11,529,769	1,432,046	12,961,815

INVESTING ACTIVITIES
Net cash flows from (used in) investing activities	8,548,746	(10,123,067)	(1,574,321)

FINANCING ACTIVITIES
Net cash flows used in financing activities	(11,470,054)	—	(11,470,054)
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,608,461	(8,691,021)	(82,560)
Net foreign exchange differences	1,884,885	—	1,884,885
Cash and cash equivalents at the beginning of the year	106,112,367	(3,764,197)	102,348,170
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR*	116,605,713	(12,455,218)	104,150,495

____________

*        The above mentioned restatements had no impact on the overall cash at banks balances. The net adjustment of USD (12,455,218) resulted from the reclassifications of the term deposits with original maturity of three months or greater out of cash and cash equivalents.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

Impact on the consolidated statement of financial position as at 31 December 2018:

	Notes	As previously reported	Adjustments	Restated
		USD	USD	USD
ASSETS
Intangible assets		2,689,028	246,722	2,935,750
Underestimation of liability for insurance software – WIP intangible	(m)		246,722

Investments in associates		11,973,419	1,464,359	13,437,778
Fair value adjustments	(c)		876,193
Contingencies for associated companies	(e)		588,166

Investment properties		30,374,290	280,924	30,655,214
Fair value adjustments	(c)		280,924

Insurance receivables		114,679,640	(6,432,009)	108,247,631
ECL on insurance receivables	(a)		(1,087,174)
Revaluation of insurance receivables	(b)		(1,023,062)
Reclassification between insurance receivables and payables	(n)		4,165,583
Estimation of ultimate premiums	(f)		(7,955,952)
Adjustment to the deferred acquisition cost and insurance receivable	(j)		(531,404)

Investments		200,853,371	51,440	200,904,811
Change in fair value of unquoted equities	(d)		51,440

Deferred tax assets		985,665	(346,824)	638,841
Deferred tax on the recorded pipeline premium	(g)		(346,824)

Deferred policy acquisition costs		35,872,427	531,404	36,403,831
Adjustment to the deferred acquisition cost and insurance receivable	(j)		531,404
TOTAL ASSETS		907,346,382	(4,203,984)	903,142,398

Liabilities
Other liabilities		8,052,731	246,722	8,299,453
Underestimation of liability for insurance software – WIP intangible	(m)		246,722

Insurance payables		28,868,563	4,165,583	33,034,146
Reclassification between insurance receivables and payables	(n)		4,165,583
Total liabilities		597,566,207	4,412,305	601,978,512

Equity
Fair value reserve		902,264	51,440	953,704
Change in fair value of unquoted equities	(d)		51,440
Retained earnings		178,074,162	(8,667,729)	169,406,433
Total equity		309,780,175	(8,616,289)	301,163,886

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

29. RESTATEMENT OF FINANCIAL STATEMENTS (cont.)

Impact on the consolidated statement of income for the year ended 31 December 2018:

	Notes	As previously reported	Adjustments	Restated
		USD	USD	USD
Gross written premiums	(f1)	301,555,980	62,506	301,618,486
Gross earned premiums		289,995,317	62,506	290,057,823

Reinsurers’ share of insurance premiums	(h)(i)	(99,381,593)	1,193,505	(98,188,088)
Reinsurers’ share of gross earned premiums		(107,941,709)	1,193,505	(106,748,204)

Net premiums earned		182,053,608	1,256,011	183,309,619

Commissions earned	(o)	17,817,154	(1,000,000)	16,817,154
Net underwriting results		55,802,585	(1,000,000)	54,802,585

Net underwriting result		55,802,585	256,011	56,058,596

Net investment income	(c)	10,216,362	93,934	10,310,296
Share of profit or loss from associates	(c)(e)	145,565	(1,031,238)	(885,673)
Impairment loss on insurance receivables	(a)	(376,113)	(96,011)	(472,124)
(Loss) gain on foreign exchange	(b)	(3,220,822)	(151,119)	(3,371,941)

Profit before tax		26,532,367	(928,423)	25,603,944

PROFIT FOR THE YEAR		26,470,126	(928,423)	25,541,703

Other comprehensive income for the year	(d)	(8,151,728)	1,551,927	(6,599,801)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		18,318,398	623,504	18,941,902

Impact on the consolidated statement of cash flows for the year ended 31 December 2018:

	As previously Reported	Adjustments	Restated
	USD	USD	USD
OPERATING ACTIVITIES
Profit before tax	26,532,367	(928,423)	25,603,944
Cash from operations before working capital changes	20,295,118	10,997,956	31,293,074
Net cash flows from (used in) operating activities after tax	70,805,863	33,284,532	104,090,395

INVESTING ACTIVITIES
Net cash flows from (used in) investing activities	9,595,512	(10,741,945)	(1,146,433)

FINANCING ACTIVITIES
Net cash flows used in financing activities	(19,141,271)	—	(19,141,271)
NET CHANGE IN CASH AND CASH EQUIVALENTS	61,260,104	22,542,587	83,802,691
Net foreign exchange differences	(3,220,822)	—	(3,220,822)
Cash and cash equivalents at the beginning of the year	116,605,713	(12,455,218)	104,150,495
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR*	174,644,995	10,087,369	184,732,364

____________

*          The above restatements had no impact on the overall cash at banks, other than the net adjustment of USD 10,087,369 has resulted from the reclassifications of the term deposits with original maturity of three months or greater out of cash and cash equivalents.

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

30. SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Thus, each of the business lines in which the Group operates are considered operating segments.

The Group has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements:

1.      Specialty Long tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

2.      Specialty Short tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of short-term nature with respect to related claims).

3.      Reinsurance which covers the inward reinsurance treaty and is a single operating segment

The Group is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) nature of products, (ii) similarities of customer base, products, underwriting processes and outward reinsurance processes, (iii) regulatory environments and (iv) distribution methods.

Segment performance is evaluated based on net underwriting results and is measured consistently with the overall net underwriting results in the consolidated financial statements.

The Group also has general and administrative expenses, net investment income, gain/loss on foreign exchange, other expenses/revenues and tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments.

a) Segment disclosure for the Group’s consolidated operations is as follows:

	2018
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD	USD	USD	USD	USD	USD
Underwriting revenues
Gross written premiums	91,959,644	191,839,289	17,819,553	301,618,486	—	301,618,486
Reinsurer’s share of insurance premiums	47,803	(98,235,891)	—	(98,188,088)	—	(98,188,088)
Net written premiums	92,007,447	93,603,398	17,819,553	203,430,398	—	203,430,398
Net change in unearned premiums	(22,096,205)	2,001,935	(26,509)	(20,120,779)	—	(20,120,779)
Net premiums earned	69,911,242	95,605,333	17,793,044	183,309,619	—	183,309,619

Underwriting deductions
Net policy acquisition expenses	(16,150,853)	(22,762,489)	(3,050,180)	(41,963,522)	—	(41,963,522)
Net claims and claim adjustment expense	(37,305,026)	(36,564,914)	(11,417,561)	(85,287,501)	—	(85,287,501)
Net underwriting results	16,455,363	36,277,930	3,325,303	56,058,596	—	56,058,596

Net investment income	—	—	—	—	10,310,296	10,310,296
Share of profit or loss from associates	—	—	—	—	(885,673)	(885,673)
General and administrative expenses	—	—	—	—	(35,351,679)	(35,351,679)
Impairment loss on insurance receivables	—	—	—	—	(472,124)	(472,124)
Other revenues	—	—	—	—	902,750	902,750
Other expenses	—	—	—	—	(1,586,281)	(1,586,281)
Loss on foreign exchange	—	—	—	—	(3,371,941)	(3,371,941)
Profit (loss) before tax	16,455,363	36,277,930	3,325,303	56,058,596	(30,454,652)	25,603,944
Income tax	—	—	—	—	(62,241)	(62,241)
Profit for the year	16,455,363	36,277,930	3,325,303	56,058,596	(30,516,893)	25,541,703

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

30. SEGMENT INFORMATION (cont.)

	2017
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD	USD	USD	USD	USD	USD
Underwriting revenues
Gross written premiums	59,405,845	198,043,886	17,652,460	275,102,191	—	275,102,191
Reinsurer’s share of insurance premiums	(9,930,020)	(104,404,730)	—	(114,334,750)	—	(114,334,750)
Net written premiums	49,475,825	93,639,156	17,652,460	160,767,441	—	160,767,441
Net change in unearned premiums	(11,126,468)	(2,329,012)	(579,177)	(14,034,657)	—	(14,034,657)
Net premiums earned	38,349,357	91,310,144	17,073,283	146,732,784	—	146,732,784

Underwriting deductions
Net policy acquisition expenses	(10,692,254)	(22,923,009)	(2,616,447)	(36,231,710)	—	(36,231,710)
Net claims and claim adjustment expense	(14,344,990)	(60,486,788)	(12,098,759)	(86,930,537)	—	(86,930,537)
Net underwriting results	13,312,113	7,900,347	2,358,077	23,570,537	—	23,570,537

Net investment income	—	—	—	—	12,564,842	12,564,842
Share of profit from associates	—	—	—	—	992,218	992,218
General and administrative expenses	—	—	—	—	(30,902,604)	(30,902,604)
Impairment loss on insurance receivables	—	—	—	—	(1,214,456)	(1,214,456)
Other revenues	—	—	—	—	856,540	856,540
Other expenses	—	—	—	—	(1,466,042)	(1,466,042)
Gain on foreign exchange	—	—	—	—	2,615,883	2,615,883
Profit (loss) before tax	13,312,113	7,900,347	2,358,077	23,570,537	(16,553,619)	7,016,918
Income tax	—	—	—	—	14,422	14,422
Profit for the year	13,312,113	7,900,347	2,358,077	23,570,537	(16,539,197)	7,031,340
	2016
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD	USD	USD	USD	USD	USD
Underwriting revenues
Gross written premiums	34,734,980	184,054,435	13,520,616	232,310,031	—	232,310,031
Reinsurer’s share of insurance premiums	(4,443,321)	(78,210,305)	(34,057)	(82,687,683)	—	(82,687,683)
Net written premiums	30,291,659	105,844,130	13,486,559	149,622,348	—	149,622,348
Net change in unearned premiums	588,611	7,205,978	440,762	8,235,351	—	8,235,351
Net premiums earned	30,880,270	113,050,108	13,927,321	157,857,699	—	157,857,699

Underwriting deductions
Net policy acquisition expenses	(8,622,248)	(24,329,555)	(1,803,885)	(34,755,688)	—	(34,755,688)
Net claims and claim adjustment expense	(19,326,977)	(47,230,547)	(4,898,699)	(71,456,223)	—	(71,456,223)
Net underwriting results	2,931,045	41,490,006	7,224,737	51,645,788	—	51,645,788

Net investment income	—	—	—	—	12,302,292	12,302,292
Share of loss from associates	—	—	—	—	(66,267)	(66,267)
General and administrative expenses	—	—	—	—	(31,348,578)	(31,348,578)
Impairment loss on insurance receivables	—	—	—	—	(801,899)	(801,899)
Other revenues	—	—	—	—	14,292	14,292
Gain on foreign exchange	—	—	—	—	270,227	270,227
Profit (loss) before tax	2,931,045	41,490,006	7,224,737	51,645,788	(19,629,933)	32,015,855
Income tax	—	—	—	—	932,129	932,129
Profit for the year	2,931,045	41,490,006	7,224,737	51,645,788	(18,697,804)	32,947,984

International General Insurance Holdings Ltd
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2018

30. SEGMENT INFORMATION (cont.)

b) Non-current operating assets information by geography for years ended 31 December 2018 and 2017 are as follows:

	2018	2017
	USD	USD
Middle East	45,333,446	45,373,123
North Africa	65,715	116,731
UK	406,262	189,154
Asia	2,538	1,824
	45,807,961	45,680,832

Non-current assets for this purpose consist of property, plant and equipment, investment properties and intangible assets.

31. subsequent events

At its meeting held on 21 March 2019, the Board of Directors resolved to pay dividends amounting to USD 5,455,027 (Dividend per share excluding treasury shares: USD 0.040) related to the year ended 31 December 2018.

During the period ended 30 June 2019, the Group entered into a share buyback agreement with a director and major shareholder whereby 2,350,000 treasury shares were purchased with total amount of USD 5,052,500. The above transaction arose as a result of an advance of USD 5,000,000 for investment in a company where the director and major shareholder has a controlling interest. The investment was not completed and in exchange for the advanced funds, the Group purchased the above treasury shares.

On 10th October 2019, International General Insurance Holdings Ltd. (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, entered into a definitive business combination agreement which will result in the public listing of IGI. Under the terms of the agreement, IGI and Tiberius will combine under a new holding company to be domiciled in Bermuda, International General Insurance Holdings Limited, Bermuda (“IGI Holdings”), and IGI Holdings is expected to be listed on the Nasdaq Capital Market under the symbol “IGIC”. This transaction shall be treated as a “reverse acquisition’ wherein IGI is identified as accounting acquirer with it insurance business continuing for the foreseeable period and Tiberius as the accounting acquire as a special purpose acquisition company (SPAC) with no operations but established as a public investment vehicle that has the expressed purpose of making an investment in an operating company

There have been no other material events between 31 December 2018 and the date of this report which are required to be disclosed.

International General Insurance Holdings Ltd.

Financial Statements

As at 13 NOVEMBER 2019

Report of Independent Registered Public Accounting Firm

To the Shareholder and Director of
International General Insurance Holdings Ltd. (Pubco)

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of International General Insurance Holdings Ltd., a Bermuda exempted company (the Company or Pubco) as of November 13, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at November 13, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

London, United Kingdom

December 9, 2019

International General Insurance Holdings Ltd.
STATEMENT OF FINANCIAL POSITION
As at 13 November 2019
	Notes	13 November 2019
		USD
Assets
Cash and cash equivalents	3	1.00
Total Assets		1.00

Equity and Liabilities
Equity
Issued share capital	4	0.01
Share premium	4	0.99
Total equity		1.00

Total liabilities		—
Total equity and liabilities		1.00

The financial statements were authorized for issue in accordance with a resolution of the board of directors on 2 December 2019.

The attached notes from 1 to 4 form part of these financial statements

International General Insurance Holdings Ltd.
NOTES TO THE FINANCIAL STATEMENTS
As at 13 November 2019

1) General

International General Insurance Holdings Ltd. (“the Company”) is a limited liability company registered and incorporated in Bermuda under the Companies Act of 1981 on 28 October 2019.

In October 2019, the Company entered into a business combination agreement pursuant to a joinder thereto with Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), Lagniappe Ventures LLC, a Delaware limited liability company, International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Centre (“IGI”), and Wasef Jabsheh (solely in the capacity as the representative of the holders of IGI’s outstanding capital shares that have executed and delivered an exchange agreement). As a result of the business combination, the Company will become a new public company and each of Tiberius and IGI will become a subsidiary of the Company.

The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

2.1) Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements are prepared under the historical cost convention. As this is the first period the Company has been in existence, no comparative information is presented.

The financial statements have been presented in United States Dollars “USD” which is the functional currency of the Company.

The Company has not undertaken any business activity for the period since inception on 28 October 2019 until 13 November 2019 and therefore no statements other than the statement of financial position are presented.

2.2) Summary of Significant Accounting Policies

The principle accounting policies applied in the preparation of these financial statements are set out below:

Cash and cash equivalents

Cash and cash equivalents include cash on hand.

Share premium

The share premium reflects the balance of paid-in amounts above par value at issuance of new shares.

2.3) Future Changes in Accounting Policies — Standards Issued But Not Yet Effective

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3) Cash and Cash Equivalents

The cash and cash equivalents represent cash consideration received for the issuance of one ordinary share.

4)  Share capital and Premium

The authorized share capital of the Company is 2,000 ordinary shares with a par value of USD 0.01 per share. On 13 November 2019, the Company issued 1 share at par value to 0.01 and recognized USD 0.99 of share premium.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

TIBERIUS ACQUISITION CORPORATION,
as Purchaser,

LAGNIAPPE VENTURES LLC,
in the capacity as the Purchaser Representative,

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.,
as the Company,

WASEF JABSHEH,
in the capacity as the Seller Representative

and, upon execution of a joinder hereto,

the other Parties hereto

Dated as of October 10, 2019

Annex A-i

Annex A-ii

Annex A-iii

Annex A-iv

INDEX OF ANNEXES

Annex	Description
Annex I	Allocation of Cash Consideration

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Exchange Agreement
Exhibit B	Non-Competition Agreement
Exhibit C	Lock-Up Agreements
Exhibit D	Sponsor Share Letter
Exhibit E	Form of Pubco Equity Plan
Exhibit F	Form of Amended Pubco Charter
Exhibit G	Form of Registration Rights Agreement
Exhibit H	Form of Founders Registration Rights Agreement Amendment
Exhibit I	Form of Pubco Joinder
Exhibit J	Form of Merger Sub Joinder

Annex A-v

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of October 10, 2019 by and among (i) Tiberius Acquisition Corporation, a Delaware corporation (together with its successors, “Purchaser”), (ii) Lagniappe Ventures LLC, a Delaware limited liability company, in the capacity as the representative from and after the Closing (as defined below) for the stockholders of Purchaser (other than the Sellers (as defined below)) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iii) upon execution of a joinder hereto, a to-be-formed Bermuda exempted company (“Pubco”), (iv) upon execution of a joinder hereto, a to-be-formed Delaware corporation and wholly-owned subsidiary of Pubco (“Merger Sub”), (v) International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Centre (the “Company”), and (vi) Wasef Jabsheh, in the capacity as the representative for the Sellers in accordance with the terms and conditions of this Agreement and the Exchange Agreements (as defined below) (the “Seller Representative”). Purchaser, the Purchaser Representative, Pubco (upon execution of a joinder hereto), Merger Sub (upon execution of a joinder hereto), the Company and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Company, directly and indirectly through its subsidiaries, engages in the business of insurance and re-insurance;

WHEREAS, Pubco will be a newly-incorporated Bermuda exempted company that will be owned entirely by one or more directors or executive officers of the Company who are not U.S. citizens or residents, and Merger Sub will be a newly-incorporated Delaware corporation that will be wholly-owned by Pubco;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Purchaser will merge with and into Merger Sub, with Purchaser continuing as the surviving entity (the “Merger”), as a result of which, (i) Purchaser shall become a wholly-owned subsidiary of Pubco and (ii) each issued and outstanding security of Purchaser immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) Pubco will acquire all of the Company Shares (as defined below) held by the Sellers in exchange for the right of the Sellers to receive a mix of cash and common shares of Pubco (the “Share Exchange” and, together with the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents (as defined below), the “Transactions”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable law;

WHEREAS, simultaneously with or after the execution of this Agreement, it is intended that all or substantially all of the shareholders of the Company will execute and deliver an exchange agreement in substantially the form attached as Exhibit A hereto (each, an “Exchange Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, (i) Wasef Jabsheh (“Jabsheh”) is entering into a non-competition and non-solicitation agreement in favor of Purchaser and the Company and, following execution of a joinder thereto, Pubco, a copy of which is attached hereto as Exhibit B (the “Non-Competition Agreement”), and which will become effective as of the Closing, and (ii) certain of the Sellers are entering into Lock-Up Agreements with the Purchaser Representative and, following execution of a joinder thereto, Pubco, copies of which are attached hereto as Exhibit C (the “Lock-Up Agreements”), and which will become effective as of the Closing;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Purchaser’s sponsor, Lagniappe Ventures LLC, a Delaware limited liability company (the “Sponsor”), is entering into a letter agreement with Purchaser, the Company, Argo Re Ltd., a Bermuda exempted company (“Argo”), and Jabsheh and, following execution of a joinder thereto, Pubco (the “Sponsor Share Letter”), a copy of which is attached as Exhibit D hereto, pursuant to which the Sponsor is agreeing (a) to transfer to Jabsheh at the Closing (i) 4,000,000 of its Purchaser Private Warrants (which will become Pubco Private Warrants at the Effective Time) and (ii) 1,000,000 of its Founder Shares (represented by Pubco Common Shares issued in exchange therefor in the Merger), with such Founder Shares being subject to certain vesting and share acquisition provisions as set forth therein, (b) to transfer to Argo at the Closing (i) 500,000 of its Purchaser Private Warrants (which will become Pubco Private Warrants at the Effective Time) and (ii) 39,200 of its Founder Shares (represented by Pubco Common Shares issued in exchange therefor in the Merger), with such Founder Shares

Annex A-1

being subject to certain vesting and share acquisition provisions as set forth therein, (c) effective upon the Closing to subject 1,973,300 of its Founder Shares (represented by Pubco Common Shares issued in exchange therefor in the Merger) to potential vesting and share acquisition obligations as set forth therein, (d) to waive its right to convert any loans outstanding to Purchaser into Purchaser Warrants and/or Pubco Warrants so long as such loans are repaid at Closing, and (e) to not, without the prior written consent of the Company, seek or agree to a waiver or amendment of or terminate the provisions of the Insider Letter regarding the Sponsor’s agreements therein not to redeem any of its Purchaser Securities in connection with the Closing, not to transfer any of its Purchaser Securities prior to the Closing and to vote in favor of the transactions contemplated herein at the Special Meeting;

WHEREAS, the boards of directors of Purchaser and the Company have each, and the boards of directors of Pubco and Merger Sub will have following their formation and prior to execution of a joinder to this Agreement, (a) determined that the Transactions (to the extent such Transactions are applicable to such Person) are fair, advisable and in the best interests of their respective companies and security holders, and (b) approved this Agreement and the Transactions (to the extent such Transactions are applicable to such Person), upon the terms and subject to the conditions set forth herein; and

WHEREAS, certain capitalized terms used herein are defined in Article XIII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Delaware Act, Purchaser and Merger Sub shall consummate the Merger, pursuant to which Purchaser shall be merged with and into Merger Sub with Purchaser being the surviving entity, following which the separate corporate existence of Merger Sub shall cease and Purchaser shall continue as the surviving corporation. Purchaser, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to Purchaser for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. Simultaneously with or immediately following the Share Exchange, Purchaser and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger for the merger of Purchaser with and into Merger Sub, with Purchaser being the surviving entity, in form and substance reasonably acceptable to Purchaser and the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the Delaware Act (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and Purchaser shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and Purchaser set forth in this Agreement to be performed after the Effective Time, and the Surviving Corporation shall continue its existence as a wholly-owned Subsidiary of Pubco.

1.4 Organizational Documents of Surviving Corporation. At the Effective Time, the Certificate of Incorporation and Bylaws of Purchaser, each as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety in the form of the Certificate of Incorporation and Bylaws of Merger Sub, in each case as in effect immediately prior to the Effective Time, respectively (except that the name of the corporation shall be updated therein) and, as so amended and restated, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended in accordance with the terms thereof and the Delaware Act.

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1.5 Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of Purchaser shall resign and the board of directors and executive officers of the Surviving Corporation shall be as determined by Pubco, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.6 Effect of Merger on Issued Securities of Purchaser, Pubco and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Purchaser, the Company, Pubco or Merger Sub:

(a) Purchaser Units. Each Purchaser Unit outstanding immediately prior to the Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of Purchaser Common Stock and one Purchaser Warrant in accordance with the terms of the applicable Purchaser Unit, which underlying Purchaser Securities shall be converted in accordance with the applicable terms of this Section 1.6 below.

(b) Purchaser Common Stock. Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time (other than those described in Section 1.6(d) below) shall automatically be converted into the right to receive one Pubco Common Share, following which all such shares of Purchaser Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(c) Purchaser Preferred Stock. Each share of Purchaser Preferred Stock issued and outstanding immediately prior to the Effective Time (other than those described in Section 1.6(d) below), if any, shall automatically be converted into the right to receive one Pubco Preferred Share, following which, all such shares of Purchaser Preferred Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(d) Cancellation of Capital Stock Owned by Purchaser. Each share of capital stock of Purchaser owned by Purchaser as treasury shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(e) Conversion of Shares of Merger Sub. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, and all such shares of common stock of the Surviving Corporation shall thereupon constitute the only outstanding shares of capital stock of the Surviving Corporation.

(f) Purchaser Warrants. Pursuant to the terms of the Purchaser Public Warrants and Purchaser Private Warrants, each (i) Purchaser Public Warrant outstanding immediately prior to the Effective Time shall be converted into the right to receive one Pubco Public Warrant and (ii) each Purchaser Private Warrant outstanding immediately prior to the Effective Time shall be converted into one Pubco Private Warrant, and all Purchaser Warrants shall thereupon cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Pursuant to the terms of the Purchaser Public Warrants and Purchaser Private Warrants, each of the Pubco Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Public Warrants, and each of the Pubco Private Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Private Warrants, except that in each case they shall represent the right to acquire Pubco Common Shares in lieu of shares of Purchaser Common Stock. At or prior to the Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of Pubco Common Shares for delivery upon the exercise of such Pubco Warrants.

(g) Surrender of Shares of Pubco. The sole holder of shares of Pubco issued and outstanding immediately prior to the Effective Time shall surrender all such shares to Pubco, which shares shall thereupon be repurchased by Pubco for cancellation (for de minimis consideration).

(h) Cancellation of Shares of Merger Sub. All of the shares of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

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1.7 Exchange Procedures.

(a) Appointment of Transfer Agent. Prior to the Effective Time, Pubco shall appoint a transfer agent and registrar, as its agent, for the purpose of exchanging Pubco Securities for Purchaser Securities. Pubco agrees to issue Pubco Securities as and to the extent required by this Agreement to the holders of Purchaser Common Stock, Purchaser Preferred Stock (if any) and Purchaser Warrants. Pubco’s duly appointed transfer agent shall effect the exchange of Purchaser Securities for substantially equivalent Pubco Securities in accordance with customary transfer agent procedures and the rules and regulations of the Depository Trust Company.

(b) Transfers of Ownership. Outstanding Purchaser Securities converted into the right to receive the consideration provided in Section 1.6 will be deemed, from and after the Effective Time, to evidence only the right to secure the consideration to which the holder thereof is entitled hereunder. Holders of certificates previously evidencing shares of Purchaser Preferred Stock outstanding immediately prior to the Effective Time and considered into the right to receive the consideration provided in Section 1.6 shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of Purchaser Common Stock or Purchaser Preferred Stock shall be exchanged for a certificate representing the same number of Pubco Common Shares or Pubco Preferred Shares, respectively, upon the surrender of such certificate in accordance with this Section 1.7(b). Each certificate formerly representing shares of Purchaser Common Stock or Purchaser Preferred Stock (other those described in Section 1.6(d) above) shall thereafter represent only the right to receive the same number of Pubco Common Shares or Pubco Preferred Shares, respectively. If any certificate representing securities of Purchaser is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.

(c) No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the Surviving Corporation, Pubco, the Sellers or any other Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d) Surrender of Purchaser Certificates. All securities issued upon the surrender of Purchaser Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of Purchaser Securities shall also apply to the Pubco Securities so issued in exchange.

(e) Lost, Stolen or Destroyed Purchaser Certificates. In the event any certificates shall have been lost, stolen or destroyed, Pubco shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 1.6; provided, however, that Pubco may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to agree to indemnify Pubco and the Surviving Corporation, or deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation or Pubco with respect to the certificates alleged to have been lost, stolen or destroyed.

1.8 Tax Consequences. The Parties hereby agree and acknowledge that, for U.S. federal income tax purposes, the Merger and the Share Exchange, taken together, are intended to qualify as exchanges described in Section 351 of the Code. The Parties hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the Parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any Taxes that may arise if the Merger and the Share Exchange, taken together, do not qualify as exchanges described in Section 351 of the Code.

1.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Purchaser and Merger Sub, the officers and directors of Purchaser and Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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ARTICLE II
SHARE EXCHANGE

2.1 Exchange of Company Shares. At the Closing, subject to and upon the terms and conditions of this Agreement and the Exchange Agreements, simultaneously or immediately prior to the consummation of the Merger, the Sellers shall sell, transfer, convey, assign and deliver to Pubco, and Pubco shall purchase, acquire and accept from the Sellers, all of the Company Shares held by the Sellers (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws). At or prior to the Closing, the Company will terminate any issued and outstanding Company Convertible Securities (if any), without any consideration, payment or Liability therefor.

2.2 Transaction Consideration.

(a) At the Closing, subject to and upon the terms and conditions of this Agreement and the Exchange Agreements, in full payment for the Purchased Shares, Pubco shall deliver to the Sellers a mix of cash and Pubco Common Shares with a value equal to (subject to adjustment in accordance with Section 2.5, the “Transaction Consideration”) (i) the sum of (A) the Book Value (as such amount is determined in accordance with Section 2.4 and (B) the aggregate amount of out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to the Company or any of its Affiliates) incurred by the Company in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of the transactions contemplated by this Agreement and which reduced the Book Value from what it would have been if such expenses had not been incurred (the “Company Transaction Expenses”), multiplied by (ii) one and twenty-two hundredths (1.22), multiplied by (iii) the Shareholder Participation Ratio. For the avoidance of doubt, the Transaction Consideration shall be subject to adjustment pursuant to Section 2.5.

(b) The Transaction Consideration shall be paid to the Sellers for the Purchased Shares as follows:

(i) cash in aggregate amount equal to Eighty Million U.S. Dollars ($80,000,000) (the “Cash Consideration”) paid for a portion of the Purchased Shares based on a value equal to two (2) times Book Value Per Share (the “Cash Consideration Per Share”). The Purchased Shares paid with the Cash Consideration shall equal the Cash Consideration allocated among the Sellers in accordance with Annex I divided by the Cash Consideration Per Share (the “Cash Consideration Purchased Shares”); and

(ii) Pubco Common Shares which in the aggregate have a value equal to the Transaction Consideration less the Cash Consideration (the “Equity Consideration”). The aggregate number of Pubco Common Shares issued (the “Exchange Shares”) shall equal the Equity Consideration divided by the Redemption Price, subject to the withholding of the Escrow Shares in accordance with Section 2.3. The Exchange Shares shall be allocated among the Sellers pro rata, with each Seller receiving a portion of the total Exchange Shares equal to (A) the number of Purchased Shares held by such Seller less any Cash Consideration Purchased Shares of such Seller, divided by (B) the total number of Purchased Shares of all Sellers less the total number of Cash Consideration Purchased Shares. The allocation of the Cash Consideration among the Sellers and the number of Exchange Shares issued and delivered to the Sellers at the Closing shall be determined in accordance with Section 2.4, and subject to adjustment after the Closing under Section 2.5.

2.3 Escrow. At or prior to the Closing, Pubco, the Purchaser Representative, the Seller Representative and the Escrow Agent shall enter into an Escrow Agreement, effective as of the Closing, in form and substance consistent with the provisions of this Agreement and otherwise reasonably acceptable to the parties (the “Escrow Agreement”), pursuant to which Pubco shall cause to be delivered to the Escrow Agent at the Closing a number of Exchange Shares (each valued at the Redemption Price) equal to two and one-half percent (2.5%) of the Transaction Consideration otherwise deliverable to the Sellers at the Closing based on the Estimated Closing Statement (including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”), with the Escrow Shares, along with any dividends, distributions and other earnings thereon and other Escrow Property, to be held by the Escrow Agent in a segregated escrow account (“Escrow Account”) and disbursed therefrom in accordance with the terms and conditions of this Agreement and the Escrow Agreement. The Escrow Shares and other Escrow Property shall serve as security for the Sellers’ obligations after the Closing for the adjustments under Section 2.5. The portion of the Exchange Shares that shall be withheld at the Closing for deposit in the Escrow Account shall be allocated among the Sellers pro rata based on the number of Exchange Shares received by each Seller as a percentage of the number of Exchange Shares received by all Sellers (such percentage

Annex A-5

being each such Seller’s “Escrow Allocation”). Each Seller shall be deemed to be the owner of its Escrow Allocation of the Escrow Shares (and to be entitled to the related dividends, distributions and other earnings thereon in respect of its Escrow Allocation of such Escrow Shares upon release from escrow to the Sellers, subject to Section 2.5(c)) during the time such Escrow Shares are held in the Escrow Account, subject to the retention of any dividends, distributions and other earnings thereon in the Escrow Account until disbursed therefrom in accordance with the terms and conditions of this Agreement and the Escrow Agreement. Each Seller shall have the right to vote its Escrow Allocation of such Escrow Shares during the time held in the Escrow Account as Escrow Shares.

2.4 Closing Calculations. Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a statement (the “Estimated Closing Statement”), prepared in good faith, attaching the consolidated balance sheet of the Company and its Subsidiaries as of the Reference Time (which may be based on draft financial statements and/or good faith estimates if the final financial statements for the month ended as of the Reference Time have not yet been prepared at such time), and setting forth the Book Value and Company Transaction Expenses, along with reasonably detailed calculations thereof, and the resulting Transaction Consideration payable to the Sellers using the formula in Section 2.2 based on such Book Value and the allocation of the Cash Consideration and the Exchange Shares among the Sellers in accordance with Section 2.2 and Annex I based on Sellers who have provided executed and accepted Exchange Agreements as of such date, which Estimated Closing Statement shall be subject to the review and the reasonable approval by Purchaser; provided that Purchaser shall inform the Company of its good faith estimate of the Redemption Price in writing, together with applicable calculations, no later than five (5) days prior to the Closing, and Purchaser will promptly provide the Company with an update of such amount upon the final determination thereof by the Trustee prior to the Closing. Promptly upon receipt of a written request from Purchaser (which for the avoidance of doubt may be provided via email in accordance with Section 12.1) following the delivery by the Company of the Estimated Closing Statement to Purchaser, the Company will meet with Purchaser to review and discuss the Estimated Closing Statement and the Company will consider in good faith Purchaser’s reasonable good faith comments to the Estimated Closing Statement and make any appropriate adjustments to the Estimated Closing Statement prior to the Closing, which adjusted Estimated Closing Statement, as mutually approved by the Company and Purchaser, shall thereafter become the final Estimated Closing Statement for all purposes of this Agreement (provided, that (i) the Company shall not be obligated to accept Purchaser’s comments if (A) rejected by the Company reasonably and in good faith and (B) the increase in the aggregate number of Exchange Shares to be issued at the Closing as determined based on the good faith comments of Purchaser that are not accepted by the Company would not be in excess of the total number of Escrow Shares as determined based on the good faith comments of Purchaser that are not accepted by the Company, and (ii) the Company and Purchaser shall make any appropriate adjustments to the Estimated Closing Statement through the Closing based on any additional executed and accepted Exchange Agreements provided by Sellers after their mutual approval of the Estimated Closing Statement). The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

2.5 Final Post-Closing Adjustments and Calculations.

(a) No later than ninety (90) days after the Closing Date, Pubco’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative (each, a “Representative Party”) a statement (the “Closing Statement”) attaching the consolidated balance sheet of the Company and its Subsidiaries as of the Reference Time based on the final financial statements for the month ended as of the Reference Time, and setting forth the Book Value and the Company Transaction Expenses, along with reasonably detailed calculations thereof, and the resulting Transaction Consideration payable to the Sellers using the formula in Section 2.2 based on such Book Value and the allocation of the Cash Consideration and the Exchange Shares (which Exchange Shares, for the avoidance of doubt, will each be valued for such purposes at the Redemption Price) among the Sellers in accordance with Section 2.2 and Annex I. The Closing Statement shall be prepared, and the Book Value and Company Transaction Expenses and the resulting Transaction Consideration shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement. After delivery of the Closing Statement, each Representative Party, and its Representatives on its behalf, shall be permitted reasonable access at reasonable times to review the Target Companies’ books, records and any internal working papers to the extent such books, records and working papers are directly related to the preparation of the Closing Statement. The Representative Parties, and their respective Representatives on their behalves, may make inquiries of the CFO and related Pubco and Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Pubco and the Company shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to the Closing Statement, such Representative Party shall deliver to the Company (to the attention

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of the CFO) and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, and all determinations and calculations set forth therein, and the resulting Transaction Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Representative Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 2.5(b). The Parties acknowledge that any information provided pursuant to this Section 2.5 will be subject to the confidentiality obligations of Section 7.12.

(b) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 2.5 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 2.5(b). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All out-of-pocket costs and expenses incurred by a Representative Party in connection with resolving any dispute hereunder before the Independent Expert, including the fees and expenses of the Independent Expert, will be borne by Pubco. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each Representative Party will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 2.5. It is the intent of the Parties that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination (the “Expert Determination”) be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error). Any dispute arising from or in connection with (i) the failure of the Parties to comply with the requirements of this Section 2.5(b) with respect to the engagement and process for the Expert Determination or (ii) fraud or manifest error with respect to the Expert Determination, shall be resolved in arbitration pursuant to Section 12.4.

(c) For purposes hereof, the term “Adjustment Amount” shall mean (x) the number of Exchange Shares that should have been issued to the Sellers at the Closing (including Escrow Shares) as finally determined in accordance with this Section 2.5, less (y) the number of Exchange Shares that were issued to the Sellers at the Closing (including Escrow Shares).

(i) If the Adjustment Amount is a negative amount, then the Seller Representative and the Purchaser Representative shall, within three (3) Business Days after such final determination, provide joint written instructions to the Escrow Agent to distribute to (A) Pubco a number of Escrow Shares (and other Escrow Property earned with respect to such Escrow Shares, with each Escrow Share valued at the Redemption Price) with a value equal to the absolute value of the Adjustment Amount, and (B) the Sellers the remaining Escrow Property, if any, with each Seller receiving its Escrow Allocation of such remaining Escrow Property (including any remaining Escrow Shares and all dividends, distributions and other earnings thereon). Pubco will, subject to applicable Law, acquire for cancellation any Escrow Shares distributed to it by the Escrow Agent promptly after its receipt thereof. The Escrow Account shall

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be the sole source of recovery for any payments by the Sellers under this Section 2.5(c), and the Sellers shall not be required under this Section 2.5(c) to pay any amounts (including by delivery of Pubco Common Shares) in excess of the Escrow Property in the Escrow Account at such time.

(ii) If the Adjustment Amount is a positive number or zero, then (A) the Seller Representative and the Purchaser Representative shall, within three (3) Business Days after such final determination, provide joint written instructions to the Escrow Agent to distribute to the Sellers all of the Escrow Property, with each Seller receiving its Escrow Allocation of such Escrow Property (including any remaining Escrow Shares and all dividends, distributions and other earnings thereon), and, only if the Adjustment Amount is greater than zero, (B) Pubco shall, within five (5) Business Days after such final determination of the Adjustment Amount, issue to the Sellers an additional number of Pubco Common Shares equal to the Adjustment Amount (as equitably adjusted for share splits, share dividends, combinations, recapitalizations and the like after the Closing other than, for the avoidance of doubt, ordinary cash dividends and distributions)(which shall be considered additional Exchange Shares under this Agreement, “Registrable Securities” under the Registration Rights Agreement and, with respect to Sellers who are subject to Lock-Up Agreements, “Restricted Securities” under the Lock-Up Agreements), with each Seller receiving its allocation of the additional number of Exchange Shares as determined in accordance with the application of the formula in Section 2.2.

2.6 Surrender of Company Securities and Disbursement of Transaction Consideration.

(a) At the Closing, Purchaser and Pubco shall cause the Cash Consideration to be paid and the Exchange Shares to be issued to the Sellers in exchange for their Company Securities in accordance with Section 2.2 and the Estimated Closing Statement.

(b) The Parties acknowledge that, simultaneously with the execution of each Exchange Agreement, and in accordance with the terms and conditions contained therein, the Seller party thereto will be required to have delivered to the Company (or, upon execution of a joinder thereto, Pubco) its Company Shares (including any certificates representing such Company Shares (the “Company Certificates”)), along with applicable share power or transfer forms reasonably acceptable to the Company and Purchaser (or, upon execution of a joinder thereto, Pubco), or an affidavit of lost certificate together with applicable indemnity as provided for in the Exchange Agreements. In accordance with each Exchange Agreement, following execution of a joinder thereto by Pubco, the Company shall transfer all Company Shares, Company Certificates (or affidavits of lost certificate, if applicable) and applicable share power or transfer forms received from the applicable Sellers to Pubco to hold in escrow pending the Closing.

(c) Notwithstanding anything to the contrary contained herein, no fraction of a Pubco Common Share will be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Pubco Common Share (after aggregating all fractional Pubco Common Shares that would otherwise be received by such Person) shall instead have the number of Pubco Common Shares issued to such Person rounded down in the aggregate to the nearest whole Pubco Common Share.

2.7 Termination of Certain Agreements. The Company hereby agrees that, effective at the Closing, (a) any shareholders, voting or similar agreement among the Company and any of the Sellers with respect to the Company’s capital shares, and (b) any registration rights agreement between the Company and its shareholders, in each case of clauses (a) and (b), shall automatically, and without any further action by any of the Parties, terminate in full and become null and void and of no further force and effect. Further, the Company hereby waives any obligations of the Parties under the Company’s Organizational Documents or any agreement described in clause (a) above with respect to the transactions contemplated by this Agreement and the Ancillary Documents, and any failure of the Parties to comply with the terms thereof in connection with the Transactions.

ARTICLE III
CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), 1345 Avenue of the Americas, New York, NY 10105, on the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”). Closing signatures may be transmitted by emailed PDF files or by facsimile.

Annex A-8

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in (i) the disclosure schedules delivered by Purchaser to the Company, Pubco and the Seller Representative on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, Purchaser represents and warrants to the Company and Pubco, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of Purchaser and (b) other than the Required Shareholder Approval, no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Purchaser is a party shall be when delivered, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.3 Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of Purchaser is required to be obtained or made in connection with the execution, delivery or performance by Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as are contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Purchaser.

4.4 Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by Purchaser of the transactions contemplated hereby and thereby, and compliance by Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate

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the performance required by Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Purchaser. To the Knowledge of Purchaser, the consummation of the Share Exchange by Pubco will not violate the Law of any jurisdiction applicable to any of the Sellers in any material respect.

4.5 Capitalization.

(a) Purchaser is authorized to issue 61,000,000 shares, of which 60,000,000 shares are common stock, and 1,000,000 shares are preferred stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 4.5(a). As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware Act, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the transactions contemplated by this Agreement, Purchaser does not have any Subsidiaries or own any equity, profits or voting interests in any other Person, or have any agreement or commitment to purchase any such interest, and Purchaser has not agreed, is not obligated to make, and is not bound by any written, oral or other agreement, contract, binding understanding, instrument, note, option, warrant, purchase order, license, commitment or undertaking of any nature (other than this Agreement and the Ancillary Documents) under which it is or may upon the occurrence of certain events specified therein become obligated to make, any investment in or capital contribution to any other entity.

(b) Except as set forth in Schedule 4.5(a) or Schedule 4.5(b) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement or in Schedule 4.5(b), there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares or other securities of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(b), Purchaser is not a party to any agreement which contains registration rights other than the Founder Registration Rights Agreement, there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser. As a result of the consummation of the transactions contemplated hereby, except as set forth in the Commitment Agreements or on Schedule 4.5(b), no warrants, options or other securities of Purchaser are issuable and no rights in connection with any shares, warrants, options or other securities of Purchaser accelerate or otherwise become triggered (whether as to voting, exercisability, convertibility or otherwise).

(c) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 4.5(c). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser, (iii) the ability of Purchaser to grant any Lien on its properties or assets, or (iv) the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents.

(d) Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

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4.6 SEC Filings and Purchaser Financials.

(a) Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Purchaser’s annual reports on Form 10-K for each fiscal year of Purchaser beginning with the first year Purchaser was required to file such a form, (ii) Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that Purchaser filed such reports to disclose its quarterly financial results since the beginning of the first fiscal year of Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, including each Additional SEC Report filed after the date hereof until Closing are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) or (ii) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is filed, furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, the SEC Reports are not currently subject to any SEC review and there are no open SEC comments to any SEC Reports which have not been responded to. As of the date of this Agreement, (A) the Purchaser Units, the Purchaser Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser by Nasdaq or the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) Purchaser is in compliance with all of the applicable corporate governance rules of Nasdaq.

(b) The financial statements and notes of Purchaser contained or incorporated by reference in the SEC Reports, including each Additional SEC Report filed after the date hereof until the Closing (the “Purchaser Financials”), complied or (with respect to Additional SEC Reports filed after the date hereof until the Closing) will comply as to form with the published rules and regulations of the SEC with respect thereto, were or (with respect to Additional SEC Reports filed after the date hereof until the Closing) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and fairly present or (with respect to Additional SEC Reports filed after the date hereof until the Closing) will fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Purchaser at the respective dates of and for the periods referred to in such financial statements (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Purchaser maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act, and such disclosure controls and procedures are designed to ensure that all material information concerning Purchaser is made known on a timely basis to the individuals responsible for the preparation of Purchaser’s filings with the SEC and other public disclosure documents.

(d) Neither Purchaser nor any of its Subsidiaries, or any director or officer of Purchaser or any of its Subsidiaries, or, to the Knowledge of Purchaser, any auditor or accountant of Purchaser or any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any of its Subsidiaries or their respective internal accounting

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controls, including any complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e) No Subsidiary of Purchaser has ever been subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act.

(f) To Purchaser’s Knowledge, Purchaser’s auditor has at all times since the IPO been (i) a registered public accounting firm (as defined in the Sarbanes-Oxley Act), (ii) independent with respect to Purchaser within the meaning of Regulation S-X, and (iii) in compliance with subsections (g) through (i) of Section 10A of the Exchange Act and the rules promulgated thereunder.

(g) Except as and to the extent reflected or reserved against in the Purchaser Financials, Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities that have been incurred in the ordinary course of business consistent with past practice.

4.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 4.7, Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2018, not been subject to a Material Adverse Effect.

4.8 Compliance with Laws. Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on Purchaser, and Purchaser has not received written notice alleging any violation of applicable Law in any material respect by Purchaser.

4.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of Purchaser, threatened Action to which Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on Purchaser, nor, to the Knowledge of Purchaser is there any reasonable basis for any such Action. There is no material Action that Purchaser has pending against any other Person. Neither Purchaser, nor, to the Knowledge of Purchaser, any of its directors or officers are subject to any material Orders of any Governmental Authority, nor are any such Orders pending. None of Purchaser’s directors or officers have in the past five (5) years been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud. Purchaser holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Purchaser. To the Knowledge of Purchaser, no event has occurred or is continuing which requires or permits, or after notice or the lapse of time or both would require or permit, and the consummation of the Transactions will not require or permit (with or without notice or the lapse of time, or both), any modification or termination of any of Purchaser’s Permits except as would not have a Material Adverse Effect on Purchaser.

4.10 Taxes and Returns.

(a) Purchaser has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 4.10(a) sets forth each jurisdiction where Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against Purchaser in respect of any Tax, and Purchaser has not been notified in writing of any proposed Tax claims or assessments against Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of Purchaser’s assets, other than Permitted Liens. Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(b) Since the date of its formation, Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

4.11 Employees and Employee Benefit Plans. Except as set forth on Schedule 4.11, Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. The execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby will not (i) result in any payment (including severance, golden parachute, bonus or otherwise) becoming due to any director or employee of Purchaser or (ii) result in the acceleration of the term of payment or restoring of any such benefits. Purchaser is not a party to any collective bargaining agreement or other labor union agreement.

4.12 Properties. Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. Purchaser does not own or lease any material real property or Personal Property, and there are no options, contracts or other commitments pursuant to which Purchaser has a right or obligation to acquire or lease any interest in real property or Personal Property.

4.13 Material Contracts.

(a) Except as set forth on Schedule 4.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $200,000, (ii) may not be cancelled by Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of Purchaser as its business is currently conducted, or any acquisition of material property by Purchaser, or restricts in any material respect the ability of Purchaser to engage in business as currently conducted by it, compete with any other Person or consummate the Transactions (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against Purchaser and, to the Knowledge of Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Purchaser under any Purchaser Material Contract.

4.14 Transactions with Affiliates. Schedule 4.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between Purchaser and any (a) of the Sponsor or the Sponsor’s Affiliate, (b) present or former director, officer or employee or Affiliate of Purchaser, or any immediate family member of any of the foregoing, or (c) record or beneficial owner of more than five percent (5%) of Purchaser’s outstanding capital stock as of the date hereof.

4.15 Investment Company Act. Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act.

4.16 Finders and Brokers. Except as set forth on Schedule 4.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser.

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4.17 Certain Business Practices.

(a) Since the formation of Purchaser, neither Purchaser, nor any of its Representatives acting on its behalf, has in material violation of applicable Law (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 or any other local or foreign anti-corruption or bribery Law or (iii) directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving Purchaser with respect to any of the foregoing is pending or, to the Knowledge of Purchaser, threatened.

(c) None of Purchaser or any of its directors or officers, or, to the Knowledge of Purchaser, any other Representative acting on behalf of Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country targeted under comprehensive sanctions by OFAC (such countries, as of the date hereof, being the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria) or for the purpose of financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case in violation of applicable sanctions.

4.18 Insurance. Schedule 4.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by Purchaser relating to Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of Purchaser, there is no threatened termination of, or threatened material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by Purchaser. Purchaser has reported to its insurers all material claims and pending circumstances that would reasonably be expected to result in a material claim.

4.19 Antitakeover Laws. To the extent applicable, Purchaser has taken all actions necessary to exempt the transactions contemplated by this Agreement and the Ancillary Documents from Section 203 of the Delaware Act and, accordingly, neither such section nor any other antitakeover or similar statement or rule applies to such transactions. No other “control shares acquisition”, “fair price”, “moratorium” or other antitakeover law of the United States or any state therein applies to this Agreement.

4.20 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies, Pubco and Merger Sub for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company, Pubco and Merger Sub set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto; and (b) none of the Company, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to the Target Companies, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto.

4.21 Trust Account. As of the date hereof, there is at least $178,900,000 invested in the Trust Account, maintained by the Trustee pursuant to the Trust Agreement, and the Redemption Price as of the date hereof as if the Closing had occurred on the date hereof would be approximately $10.37. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement. Amounts in the Trust Account are invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7

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promulgated under the Investment Company Act. Purchaser has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice in lapse of time or both, would constitute a breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. As of the date hereof, assuming the accuracy of the representations and warranties of the Company and Pubco contained herein and the compliance by the Company and Pubco with their respective obligations hereunder and the satisfaction of the other conditions to Closing set forth in Article IX, Purchaser has no reason to believe that any of the conditions to the use of the funds in the Trust Account on the Closing Date (net of obligations with respect to redemptions and the payment of Taxes and other permitted payments or distributions) will not be satisfied as of the Closing Date.

4.22 Commitment Agreements. Purchaser has entered into commitment agreements on or prior to the date hereof as described on Schedule 4.22 (or after the date hereof in accordance with Section 7.16) which, pursuant to their terms, ensure that Purchaser has available to it at least $100 million in gross proceeds at the Closing, including, subscription agreements with investors who have collectively committed to purchase shares of Purchaser Common Stock at the Closing, forward purchase agreements with investors who have collectively committed to purchase Purchaser Securities at the Closing, agreements with current stockholders of Purchaser who have agreed not to redeem their shares of Purchaser Common Stock pursuant to the Redemption and not to sell such shares prior to the Closing, and other agreements to provide capital to the extent necessary to ensure that Purchaser has available to it at least $100 million in gross proceeds at the Closing (such agreements, collectively, the “Commitment Agreements”, and such transactions described in this Section 4.22, collectively, the “PIPE Investment”). Each of the Commitment Agreements has been duly authorized, executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser, and, to the Knowledge of Purchaser, the other parties thereto, in accordance with its terms, subject to the Enforceability Exceptions. True and complete original or signed copies of each of the Commitment Agreements have been delivered to the Company on or prior to the date hereof, and there are no conditions to closing of the transactions contemplated therein other than the conditions (if any) specifically stated therein. None of the Commitment Agreements by their terms may be terminated by the counterparty thereto on any date earlier than the Outside Date (as such date may be extended if Purchaser seeks and obtains an Extension) unless this Agreement is terminated. As of the date hereof, to Purchaser’s Knowledge, there is no reason to believe that, subject to the satisfaction of the conditions in Article IX, the conditions to closing contained in the Commitment Agreements will not be satisfied or that the transactions contemplated by the Commitment Agreements will not be satisfied in connection with the Closing.

4.23 Warrant Purchase Agreement. On or prior to the date hereof, Purchaser has entered into that certain warrant purchase agreement with Church Mutual Insurance Company, pursuant to which Purchaser will purchase three million (3,000,000) of its warrants (the “Warrant Purchase Agreement”), a true and correct copy of which has been made available to the Company. The Warrant Purchase Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser, and, to the Knowledge of Purchaser, the other parties thereto, in accordance with its terms, subject to the Enforceability Exceptions. The Warrant Purchase Agreement by its terms may not be terminated by the counterparty thereto on any date earlier than the Outside Date (as such date may be extended if Purchaser seeks and obtains an Extension) unless this Agreement is terminated. As of the date hereof, to Purchaser’s Knowledge, there is no reason to believe that, subject to the satisfaction of the conditions in Article IX, the conditions to closing contained in the Warrant Purchase Agreement will not be satisfied or that the transactions contemplated by the Warrant Purchase Agreement will not be satisfied in connection with the Closing.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PUBCO

Pubco represents and warrants to Purchaser and the Company, as of the date Pubco executes a joinder to this Agreement in the form of Exhibit I hereto and as of the Closing, as follows:

5.1 Organization and Standing. Pubco is duly incorporated as an exempted company, validly existing and in good standing under the Laws of Bermuda, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction

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in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate reasonably be expected to have a material impact on the ability of Pubco on a timely basis to consummate the Transactions. Pubco has heretofore made available to Purchaser and the Company accurate and complete copies of the Organizational Documents of Pubco and Merger Sub, each as currently in effect. Neither Pubco nor Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization; Binding Agreement. Subject to the adoption of the Amended Pubco Charter, each of Pubco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors and shareholders of Pubco and Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the adoption of the Amended Pubco Charter), on the part of Pubco or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. Except as otherwise set forth on Schedule 5.3, no Consent of or with any Governmental Authority, on the part of Pubco or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, (e) any notifications to, consents, no objections or approvals from the Bermuda Monetary Authority, and (f) where the failure to obtain or make such Consents or to make such filings or notifications, would not , individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco on a timely basis to consummate the Transactions.

5.4 Non-Contravention. The execution and delivery by Pubco and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the adoption of the Amended Pubco Charter, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco on a timely basis to consummate the Transactions.

5.5 Capitalization. As of the date Pubco executes a joinder to this Agreement (and, with respect to Merger Sub, as of the date Merger Sub executes a joinder to this Agreement), Pubco and Merger Sub will have the capitalization stated in their respective Organizational Documents. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Pubco does not have any Subsidiaries or own any equity interests in any other Person. Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act and will qualify as a foreign private issuer on a date within thirty (30) days prior to filing the Registration Statement.

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5.6 Ownership of Exchange Shares. (i) All Exchange Shares to be issued and delivered in accordance with Article II to the Sellers shall be, upon issuance and delivery of such Exchange Shares, duly authorized, validly issued, fully paid, non-assessable and free and clear of all Liens, and (ii) upon issuance and delivery of such Exchange Shares to the Sellers, each Seller shall have good and valid title to its portion of such Exchange Shares, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the Lock-Up Agreements, the Registration Rights Agreement, the Amended Pubco Charter, the provisions of this Agreement and any Liens incurred by the Sellers, and (iii) the issuance and sale of such Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.7 Pubco and Merger Sub Activities. Since their formation, Pubco and Merger Sub have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and Merger Sub are not party to or bound by any Contract.

5.8 Finders and Brokers. Except as set forth on Schedule 6.26, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or Merger Sub.

5.9 Investment Company Act. Pubco is not an “investment company”, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meanings of the Investment Company Act.

5.10 Information Supplied. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including Nasdaq) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to Purchaser’s or Pubco’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Pubco nor Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of Purchaser, the Target Companies, the Sellers or any of their respective Affiliates.

5.11 Independent Investigation. Each of Pubco and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies and Purchaser and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies and Purchaser for such purpose. Each of Pubco and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company and Purchaser set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the Purchaser Disclosure Schedules) and in any certificate delivered to Pubco or Merger Sub pursuant hereto; and (b) none of the Company, Purchaser or their respective Representatives have made any representation or warranty as to the Target Companies, Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the Purchaser Disclosure Schedules) or in any certificate delivered to Pubco or Merger Sub pursuant hereto.

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5.12 Regulation S. The offer and sale of the Exchange Shares pursuant to this Agreement is being made in accordance with Rule 903 of Regulation S promulgated under the Securities Act (“Regulation S”). Pubco has not engaged in any “direct selling efforts” (within the meaning of Regulation S) in connection with the issuance of the Exchange Shares, and the issuance of the Exchange Shares is being made in an “offshore transaction” (within the meaning of Regulation S) to persons reasonably believed by Pubco to be non-US persons (within the meaning of Regulation S).

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to Purchaser and Pubco, as of the date hereof and as of the Closing, as follows:

6.1 Organization and Standing. The Company is a company duly organized, validly existing and in good standing under the Laws of the Dubai International Financial Centre and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each other Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole. Schedule 6.1 lists the jurisdiction of organization of each Target Company. The Company has provided to Purchaser or Purchaser’s counsel accurate and complete copies of the Organizational Documents of each Target Company, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

6.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors of the Company in accordance with the Company’s Organizational Documents, the Dubai Companies Law, any other applicable Law and any Contract to which the Company or any of its shareholders are party or bound and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Capitalization.

(a) The Company is authorized to issue 175,000,000 Company Shares. The outstanding capital shares of the Company consists of 134,025,678 Company Shares, which are owned legally (registered) and beneficially by the persons set forth on Schedule 6.3(a), and there are no other outstanding equity interests of the Company. If all holders of the Company Shares as set forth on Schedule 6.3(a) provide executed and accepted Exchange Agreements, after giving effect to the Share Exchange, Pubco shall own all of the issued and outstanding equity interests of the Company free and clear of any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and were not issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Dubai Companies Law, any other applicable

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Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound. As of the date hereof, the Company holds 9,350,000 shares in treasury.

(b) No Company Shares are reserved for issuance to officers, directors, employees and consultants of the Company pursuant to any Benefit Plan. The only Company Benefit Plan is the Company Equity Plan. The Company has furnished to Purchaser a complete and accurate copy of the Company Equity Plan, which Company Equity Plan shall be terminated and cancelled upon the Closing. Schedule 6.3(b) sets forth the beneficial and record owners of all outstanding Company Options as of the date hereof (including the number of Company Options held), all of which Company Options will be fully satisfied by the Company at or promptly following the Closing (except for such Company Options that are rolled over into equity of Pubco under the Pubco Equity Plan). Except as set forth on Schedule 6.3(b), there are no Company Convertible Securities or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its shareholders are a party or bound relating to any equity securities of the Company, whether or not outstanding. Other than the Company Equity Plan, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has the Company granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of the Company have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and, other than in connection with the Company Equity Plan, no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials or as set forth on Schedule 6.3(c), since January 1, 2018, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

6.4 Subsidiaries. Schedule 6.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 6.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. No Target Company is a participant in any joint venture, partnership or similar arrangement. Except as set forth on Schedule 6.7(d), there are no outstanding contractual obligations of a Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person (other than another Target Company).

6.5 Governmental Approvals. Except as otherwise described in Schedule 6.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or any Ancillary Document, (b) pursuant to Antitrust Laws, (c) any consents of the Bermuda Monetary Authority, (d) any filings required with Nasdaq or the SEC with respect to the

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Transactions, (e) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (f) those Consents, the failure of which to obtain prior to the Closing, would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

6.6 Non-Contravention. Except as otherwise described in Schedule 6.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in the case of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

6.7 Financial Statements.

(a) As used herein, the term “Company Financials” means (i) the audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2018, December 31, 2017, and December 31, 2016, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended, (ii) the Company prepared unaudited financial statements, consisting of the unaudited consolidated balance sheet of the Target Companies as of June 30, 2019 (the “Interim Balance Sheet Date”) and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the six (6) months then ended, and (iii) when delivered in accordance with Section 7.10(g), the Required Registration Statement Company Financials. True and correct copies of the Company Financials have been or, in the case of the Required Registration Statement Financials, will be, provided to Purchaser. The Company Financials (i) were prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in amount), (ii) with respect to the Required Registration Statement Company Financials, when finalized and delivered, will comply in all material respects with the applicable accounting requirements of the Securities Act and the rules and regulations of the SEC adopted thereunder, and (iii) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Since January 1, 2018, no Target Company or, to the Knowledge of the Company, any of its officers, directors or employees or other Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

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(c) As of the date hereof, the Target Companies do not have any Indebtedness for more than Five Hundred Thousand U.S. Dollars ($500,000) other than the Indebtedness set forth on Schedule 6.7(c), and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth on Schedule 6.7(c). Except as disclosed on Schedule 6.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets or (iv) the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents.

(d) Except as set forth on Schedule 6.7(d), no Target Company is subject to any Liabilities or obligations (which are required to be reflected on a balance sheet prepared in accordance with IFRS), including any off-balance sheet obligations or any “variable interest entities” (within the meaning of Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials, (ii) not material to the Target Companies, taken as a whole, and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law) or (iii) incurred in connection with the Transactions.

6.8 Absence of Certain Changes. Except as set forth on Schedule 6.8 or for actions expressly contemplated by this Agreement, since January 1, 2019, each Target Company (a) has conducted its business only in the ordinary course of business consistent with past practice, (b) has not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 7.2 (without giving effect to Schedule 7.2) if such action were taken on or after the date hereof without the consent of Purchaser.

6.9 Compliance with Laws. Except as set forth on Schedule 6.9, no Target Company is or has been in material non-compliance with, or in material violation of, nor has any Target Company received, since January 1, 2016, any written or, to the Knowledge of the Company, oral notice of any material non-compliance with, or material violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

6.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits (not including insurance-related Permits) necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to Purchaser true, correct and complete copies of all material Company Permits (not including insurance-related Permits), all of which material Company Permits are listed on Schedule 6.10. All of the material Company Permits are in full force and effect, and no suspension or cancellation of any of the material Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any material Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any material Company Permit.

6.11 Litigation. Except as described on Schedule 6.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened since January 1, 2016); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2016, in either case of (a) or (b) by or against any Target Company, its current or former directors or officers (provided, that any litigation involving the directors or officers of a Target Company must be related to the Target Company’s business), its business, equity securities or assets. The items listed on Schedule 6.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect on the Target Companies, taken as a whole. In the past five (5) years, to the Knowledge of the Company, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

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6.12 Material Contracts.

(a) Schedule 6.12(a) sets forth a true, correct and complete list of, and the Company has made available to Purchaser, true, correct and complete copies of, each Contract to which any Target Company is a party or bound (each Contract required to be set forth on Schedule 6.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses, other than employee non-solicits entered into in connection with non-disclosure agreements and other Contracts in the ordinary course of business consistent with past practice or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $2,000,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $2,000,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, amalgamation, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $2,000,000 per year or $4,000,000 in the aggregate, other than Contracts entered into in the ordinary course of business consistent with past practice;

(viii) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $2,000,000, other than Contracts entered into in the ordinary course of business consistent with past practice;

(ix) is between any Target Company, on the one hand, and any directors, officers or employees of a Target Company or Related Person, on the other hand (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements;

(x) obligates the Target Companies to make any capital commitment or expenditure in excess of $2,000,000 (including pursuant to any joint venture), other than Contracts entered into in the ordinary course of business consistent with past practice;

(xi) (A) relates to a material settlement entered into within three (3) years prior to the date of this Agreement, or (B) under which any Target Company has outstanding material obligations (other than customary confidentiality obligations);

(xii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney; or

(xiii) will be required to be filed as an exhibit to the Registration Statement under applicable SEC requirements.

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(b) Except as disclosed in Schedule 6.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect, in any material respect, the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; and (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect.

6.13 Intellectual Property.

(a) Schedule 6.13(a)(i) sets forth: (i) all material Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, if applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 6.13(a)(ii) sets forth all material Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $500,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), to the Knowledge of the Company has valid and enforceable rights in, and has the unrestricted right to use all Company Registered IP consistent with the current conduct of the business of the Target Company. Except as set forth on Schedule 6.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP.

(b) To the Knowledge of the Company, and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole, each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole, each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(c) All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by any Target Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole: (i) no Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to

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use, sell, license or sublicense any Intellectual Property currently owned, licensed, used or held for use by the Target Companies; (ii) no Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor; (iii) there are no Orders to which any Target Company is a party (or is bound and of which the Target Company has actual notice) that (A) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (B) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (C) grant any third Person any right with respect to any Intellectual Property owned by a Target Company; (iv) to the Knowledge of the Company, no Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or otherwise in connection with the conduct of the respective businesses of the Target Companies; and (v) to the Company’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”).

(e) All employees and independent contractors of a Target Company who are or were substantially involved in or have substantially contributed to the invention, creation or development of any Intellectual Property used in connection with the conduct of the respective businesses of the Target Companies have assigned to the Target Companies all material Intellectual Property arising from the services performed for a Target Company by such Persons. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to material third party information and data in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, in each case, in the past three (3) years. Each Target Company has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole, the operation of the business of the Target Companies has not and does not in any respect violate any right to privacy or publicity of any third person.

6.14 Taxes and Returns. Except as set forth on Schedule 6.14:

(a) Since January 1, 2016, each Target Company has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b) There is no current or pending Action against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

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(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected or reserved on or provided for in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes.

6.15 Real Property. Schedule 6.15 contains a complete and accurate list of (i) all material real property and interests in real property owned in fee by a Target Company (collectively, the “Company Owned Properties”), and (ii) all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company (the “Company Leased Properties” and together with the Company Owned Properties, the “Company Real Properties”), and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to Purchaser a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. The Target Companies have good and marketable fee title to all Company Owned Properties, free and clear of all Liens, except for Permitted Liens. All of the Company Real Properties and buildings, fixtures and improvements thereon (i) to the Knowledge of the Company, (A) are in reasonable operating condition without material structural defects, and all material mechanical and other systems located thereon are in reasonable operating condition, and (B) no condition exists requiring material repairs, alterations or corrections and (ii) are suitable, sufficient and appropriate in all material respects for their current and contemplated uses. None of the material improvements located on the Company Real Properties constitute a legal non-conforming use or otherwise require any special dispensation, variance or special permit under any Laws. With respect to the Company Real Properties: (i) there are no pending or, to the Knowledge of the Company, threatened material condemnation or eminent domain Actions relating to any Company Real Property, and the Company has not received any notice of the intention of any Governmental Authority or other Person to take or use all or any material part thereof; (ii) there are no pending or, to the Knowledge of the Company, threatened material Actions relating to boundary lines, ingress and egress, adverse possession or similar issues; (iii) except as are not and would not reasonably be expect to be, individually or in the aggregate, material to the Target Companies, the existing buildings and improvements located on the Company Real Properties are located entirely within the boundary lines of such Company Real Property or on permanent easements on adjoining land benefiting such Company Real Property and may lawfully be used under applicable zoning and land use laws for the purposes for which they are presently being used; and (iv) the Company Real Properties are in compliance in all material respects with the terms and provisions of any restrictive covenants, easements, or agreements affecting such Company Real Property.

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6.16 Title to and Sufficiency of Assets. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole, each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (i) Permitted Liens, (ii) the rights of lessors under leasehold interests, (iii) Liens specifically identified on the Interim Balance Sheet and (iv) Liens set forth on Schedule 6.16. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted, and taken together, are adequate and sufficient in all material respects for the operation of the businesses of the Target Companies as currently conducted

6.17 Employee Matters.

(a) Except as set forth in Schedule 6.17(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 6.17(a) sets forth all material unresolved labor controversies (including unresolved material grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company.

(b) Except as set forth in Schedule 6.17(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no material Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) The information set forth on Schedule 6.17(c) regarding the employees of the Target Companies is accurate and complete. Except as set forth on Schedule 6.17(c), the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 6.17(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to Purchaser by the Company, except where failure to enter into such agreement has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies. For the purposes of applicable Law, all independent contractors who are currently, or within the last three (3) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company.

6.18 Benefit Plans.

(a) Set forth on Schedule 6.18(a) is a true and complete list of each Foreign Plan of a Target Company (each, a “Company Benefit Plan”). No Target Company has ever maintained or contributed to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

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(b) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has made available to Purchaser accurate and complete copies, if applicable, of: (i) all plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any Company Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all communications with any Governmental Authority concerning any matter that is still pending or for which a Target Company has any outstanding Liability or obligation.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole, with respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit Plan have been timely made; (v) all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued, or otherwise adequately reserved in accordance with IFRS and are reflected on the Company Financials; (vi) no Company Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto; and (v) no Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

(d) To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each Company Benefit Plan, determined as of the end of the Company’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Company Benefit Plan allocable to such benefit liabilities.

(e) Other than pursuant to the Company Equity Plan, the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any Company Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of a Target Company.

(f) Except to the extent required by applicable Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(g) All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any material Liability to any Target Company, Pubco, Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

6.19 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole, or as set forth in Schedule 6.19:

(a) Each Target Company is and has been in compliance with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental

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Law. There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or Environmental Liabilities.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any Liability or obligation under applicable Environmental Laws.

(e) The Company has provided to Purchaser all environmental site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company that are in a Target Company’s possession and have been prepared in the last five years.

6.20 Transactions with Related Persons. Except (i) for payment of salary for services rendered in the ordinary course of business consistent with past practice, (ii) for reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries, (iii) for other employee benefits made in the ordinary course of business consistent with past practice, (iv) with respect to any Person’s ownership of share capital or other securities of the Company or any of its Subsidiaries or such Person’s employment with the Company or any of its Subsidiaries, (v) as described in the Company Financials delivered on or prior to the date of this Agreement, or (vi) as set forth on Schedule 6.20, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years has been, a party to any material transaction with a Target Company, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring material payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than five percent (5%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 6.20, no Related Person owns any material real property or Personal Property, or material right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any material receivable or other material obligation from a Related Person, and the liabilities of the Target Companies do not include any material payable or other material obligation to any Related Person.

6.21 Insurance Company Matters.

(a) Each Target Company that is engaged in the business of insurance and subject to regulation by a Governmental Authority in connection therewith is set forth on Schedule 6.21(a) (each, a “Target Insurer”).

(b) Each Target Insurer holds all material Permits which are necessary for the conduct or operation of its business as an insurance company (“Insurance Authorizations”). Each Target Insurer is in compliance in all material respects with the terms of such Insurance Authorizations and all applicable insurance Laws and other Laws relating to the conduct or operation of an insurance company (“Insurance Laws”). To the Knowledge of the Company, no event has occurred since January 1, 2016 that reasonably would be expected to constitute a material default or material violation of any Insurance Authorizations. All of the material Insurance Authorizations are in full force and effect, and there are no Actions pending or, to the Knowledge of the Company, threatened that assert any material violation of any Insurance Authorizations or Insurance Laws or seek revocation, cancellation, suspension, limitation or adverse modification of any Insurance Authorizations and no written or, to the Knowledge of the Company, oral notice has been received by any Target Company that a Target Insurer is not in material compliance with, or has materially violated, any Insurance Authorizations or Insurance Laws or imposing any condition, limitation, modification, cancellation or termination of any Insurance Authorizations. Each Target Insurer transacts the businesses of insurance and reinsurance only in those jurisdictions where it is authorized by the Laws of the relevant jurisdiction or where such authorization is not required.

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(c) Each Target Insurer has adopted and implemented, in accordance with local law and practice, policies, procedures, trainings and programs reasonably designed to ensure that their respective directors, officers or employees are in material compliance with all applicable Insurance Laws.

(d) Each Target Insurer has filed all material reports, statements, registrations, filings or submissions required to be filed with any Governmental Authority since January 1, 2018 and no material deficiencies have been asserted in writing by any Governmental Authority since January 1, 2018 with respect to any such reports, statements, registrations, filings and submissions that have not been cured or otherwise resolved or are no longer being pursued by such Governmental Authority. No Target Insurer is subject to a pending or, to the Knowledge of the Company, threatened financial or market conduct examination or investigation by any Governmental Authority. Since January 1, 2018, no material fine or penalty has been imposed on any Target Insurer by any Governmental Authority.

(e) Each Target Insurer has filed all annual and quarterly statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate Governmental Authority of the jurisdiction in which it is domiciled and which is required by any Governmental Authority on forms prescribed and permitted by such authority (the foregoing, collectively, “Target Insurer Financials”). The Company has provided to Purchaser true and complete copies of (i) all such Target Insurer Financials as filed with a Governmental Authority for each Target Insurer for the periods beginning January 1, 2018, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable Governmental Authority, and (ii) all examination reports of any Governmental Authority received by a Target Insurer on or after January 1, 2018 in connection with any Target Insurer Financials. Each of the Target Insurer Financials, including the notes thereto, was prepared in conformity with accounting practices prescribed or permitted by the applicable Governmental Authority, in each case, consistently applied for the periods covered thereby and present fairly financial position of the relevant Target Insurer as at the respective dates thereof in the operation of such Target Insurer for the respective periods then ended. All such Target Insurer Financials complied in all material respects with all applicable Laws when filed, and no material deficiency has been asserted in writing by any Governmental Authority with respect to any Target Insurer Financials.

(f) All policies, binders, slips, certificates and other agreements of insurance, whether individual or group, in effect as of the date hereof (including all applications, supplements, endorsements, riders and ancillary documents in connection therewith) that are issued by a Target Insurer and any and all marketing materials are, to the extent required under applicable Insurance Laws, on forms and rates approved by the Governmental Authority of the jurisdiction where issued or, to the extent required by applicable Insurance Laws, have been filed with and not objected to by such Governmental Authority within the period provided for objection.

6.22 Business Insurance.

(a) Schedule 6.22(a) lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) in favor of a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Company’s Knowledge, each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. To the Knowledge of the Company, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. No Target Company has any self-insurance or co-insurance programs.

(b) Schedule 6.22(b) identifies each individual insurance claim in excess of $500,000 made by a Target Company (as beneficiary) since January 1, 2018. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, except as set forth on Schedule 6.22(b), no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

6.23 Top Customers and Vendors. Schedule 6.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2018 and (b) the period from January 1, 2019 through the Interim

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Balance Sheet Date, the ten (10) largest customers of the Target Companies, including insurance brokers (the “Top Customers”) and the ten largest vendors of goods or services to the Target Companies, including reinsurers (the “Top Vendors”), along with the amounts of such dollar volumes. No Top Vendor or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or has notified the Company in writing that it intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Vendor or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop or materially decrease, limit, or modify its material relationships with a Target Company other than in the ordinary course of business, and (iii) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Vendor or Top Customer.

6.24 Certain Business Practices.

(a) In the last five (5) years, no Target Company, nor any of their respective Representatives acting on their behalf, has in material violation of applicable Law (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 or any other local or foreign anti-corruption or bribery Law or (iii) directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently the subject of any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country targeted under comprehensive sanctions by OFAC (such countries, as of the date hereof, being the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria) or for the purpose of financing the activities of any Person the subject of, or otherwise in violation of, any U.S. sanctions administered by OFAC, in each case in violation of applicable sanctions.

6.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act.

6.26 Finders and Brokers. Except as set forth in Schedule 6.26, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Target Company.

6.27 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including Nasdaq) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to Purchaser’s or Pubco’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material

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fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Pubco, Merger Sub, Purchaser or their respective Affiliates.

6.28 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of Purchaser, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Purchaser, Pubco and Merger Sub for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Purchaser, Pubco and Merger Sub set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) none of Purchaser, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to Purchaser, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to Company pursuant hereto.

ARTICLE VII
COVENANTS

7.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 10.1 or the Closing (the “Interim Period”), subject to Section 7.12, upon reasonable advance written notice from Purchaser, the Company, Pubco and Merger Sub will provide, and use their commercially reasonable efforts to cause its Representatives to provide, Purchaser and its Representatives reasonable access, at Purchaser’s expense, during normal business hours, under the supervision of personnel of the Company or its Representatives, and in such a manner as not to unreasonably interfere with the normal operations of the business of the Target Companies, to (a) such materials and information about the Target Companies, Pubco or Merger Sub as Purchaser may reasonably request, and (b) specified members of management of the Target Companies, Pubco or Merger Sub as Purchaser and the Company may reasonably agree. Notwithstanding the foregoing, the Company, Pubco and Merger Sub will not be required to disclose any information to Purchaser or its Representatives if such disclosure would be reasonably likely to (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any applicable Law, or (iii) violate any confidentiality restrictions to which such information is subject.

(b) During the Interim Period, subject to Section 7.12, upon reasonable advance written notice from the Company, Purchaser will provide, and use its commercially reasonable efforts to cause its Representatives to provide, the Company and its Representatives reasonable access, at the Company’s expense, during normal business hours, under the supervision of personnel of Purchaser or its Representatives, and in such a manner as not to unreasonably interfere with the normal operations of the business of Purchaser, to (a) such materials and information about Purchaser as the Company may reasonably request, and (b) specified members of management of Purchaser as the Company and Purchaser may reasonably agree. Notwithstanding the foregoing, Purchaser will not be required to disclose any information to the Company or its Representatives if such disclosure would be reasonably likely to (i) jeopardize any attorney-client or other legal privilege, or (ii) contravene any applicable Law.

7.2 Conduct of Business of the Company, Pubco and Merger Sub.

(a) Unless Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed (provided, that if such consent is neither granted nor denied within three (3) Business Days following Purchaser’s receipt of a written request from the Company (which request will be sent by email in addition to any other method permitted by Section 12.1), such consent shall be deemed to have been given)), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 7.2, the Company, Pubco and Merger Sub shall, and shall cause their respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) comply in all material respects with all Laws applicable to the Target Companies, Pubco and Merger Sub and their respective businesses, assets and employees.

(b) Without limiting the generality of Section 7.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents or as set forth on Schedule 7.2, during the Interim Period, without the prior

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written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed (provided, that if such consent is neither granted nor denied within three (3) Business Days following Purchaser’s receipt of a written request from the Company (which request will be sent by email in addition to any other method permitted by Section 12.1), such consent shall be deemed to have been given)), none of the Company, Pubco or Merger Sub shall, and each shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except to the extent required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except, in each case, for (A) the issuance of securities by new Subsidiaries in connection with the creation of such Subsidiary, or (B) the issuance or award of phantom equity in connection with employee compensation in the ordinary course of business consistent with past practice that is approved by the Company’s board of directors and the obligations for which will be satisfied in full by the Company at the Closing, unless such phantom equity is rolled over into equity of Pubco to be granted under the Pubco Equity Plan, or (C) award or allocate equity securities under the Pubco Equity Plan which awards become effective following the Closing, including rollover of phantom equity for securities under the Pubco Equity Plan;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except for dividends declared and paid in the ordinary course of business consistent with past practice, except any split, combination, recapitalization, reclassification or any other alteration to the share capital of Pubco for the purpose of giving effect to the Transactions;

(iv) except in the ordinary course of business consistent with past practice, (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) unless Purchaser is notified of such incurrence at least three (3) Business Days in advance thereof, (B) make a loan or advance to or investment in any third party in excess of $1,000,000 individually or $2,000,000 in the aggregate (other than advancement of expenses to employees in the ordinary course of business consistent with past practice), or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person (other than any Target Company), in any such case in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(v) make or rescind any material election relating to Taxes (other than elections made in the ordinary course of business) that, individually or in the aggregate, would be reasonably likely to materially adversely affect the tax liability of the Target Companies, taken as a whole, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, file any amended Tax Return or claim for refund in a manner inconsistent with past practice, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;

(vi) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, material Company Licensed IP or other material Company IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(vii) terminate, or waive or assign any material right under, any Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(viii) enter into any business other than the insurance or reinsurance business or businesses complementary, ancillary or reasonably related thereto, including reasonable extensions thereof;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

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(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices in an amount or which has an effect of more than $2,000,000 in the aggregate, unless both (A) required to comply with IFRS and after consulting with such Party’s outside auditors and (B) Purchaser is notified of such action at least three (3) Business Days in advance thereof;

(xii) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities unless both (A) in the view of the board of directors of the Company, such action is in the best interests of the Company and (B) Purchaser is notified at least three (3) Business Days in advance of such action;

(xiii) acquire, including by merger, amalgamation, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice, except for any acquisition for aggregate consideration of less than $10,000,000;

(xiv) make capital expenditures in excess of $1,000,000 (individually for any project (or set of related projects) or $2,000,000 in the aggregate), other than in connection with establishing a new Target Company Subsidiary;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization (except to the extent permitted by clause (xiii) above);

(xvi) other than the Company Transaction Expenses, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 individually or $2,000,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan or in the ordinary course of business consistent with past practice (except as permitted by Section 7.2(b)(iv));

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than any sale, lease, license, transfer, exchange or swap in the ordinary course of business consistent with past practice;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company, Pubco or Merger Sub;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any material transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, in the ordinary course of business consistent with past practice); or

(xxi) authorize or agree to do any of the foregoing actions.

(c) Without limiting Sections 7.2(a) and 7.2(b), during the Interim Period, without the prior written consent of Purchaser, the Company shall not issue any Company Securities (other than phantom equity issued in the ordinary course of business in connection with employee compensation that is approved by the Company’s board of directors and the obligations for which will be satisfied in full by the Company at the Closing unless such phantom equity is rolled over into equity of Pubco to be granted under the Pubco Equity Plan); provided, that, notwithstanding the foregoing, but subject to Section 7.2(b)(xx), the Company may issue or sell Company Securities so long as the purchaser or acquirer of such Company Securities enters into an Exchange Agreement (and will be deemed a Minority Seller in accordance with Annex I), and if such purchaser or acquirer will own more than ten percent (10%) of the issued and outstanding shares of the Company after such acquisition, such purchaser or acquirer also enters into a Lock-Up Agreement in form and substance substantially similar to the Lock-Up Agreement entered into by the Sellers other than Wasef.

7.3 Conduct of Business of Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed (provided, that if such consent is neither granted nor denied within three (3) Business Days following the Company’s receipt of a written request from Purchaser (which request will be sent by email in addition to any other method permitted by Section 12.1), such consent shall be deemed to have been given)), during the

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Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 7.3, Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, and (ii) comply in all material respects with all Laws applicable to Purchaser and its Subsidiaries and their respective businesses, assets and employees. Notwithstanding anything to the contrary in this Section 7.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with the Purchaser Charter and IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 7.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by the Commitment Agreements) or as set forth on Schedule 7.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed (provided, that if such consent is neither granted nor denied within three (3) Business Days following the Company’s receipt of a written request from Purchaser (which request will be sent by email in addition to any other method permitted by Section 12.1), such consent shall be deemed to have been given)), Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, or any of the terms of the outstanding Purchaser Warrants, except to the extent required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities (including any Purchaser Preferred Stock, whether pursuant to a Commitment Agreement or otherwise) or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 7.3(b)(iv) shall not prevent Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Transactions, including any PIPE Investment, and costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v) make or rescind any material election relating to Taxes (other than elections made in the ordinary course of business) that, individually or in the aggregate, would be reasonably likely to materially adversely affect the tax liability of Purchaser and its Subsidiaries, taken as a whole, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, file any amended Tax Return or claim for refund in a manner inconsistent with past practice, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP or IFRS, as applicable;

(vi) amend, waive, terminate or otherwise change (x) the Trust Agreement in any manner adverse to Purchaser, the Company or Pubco (y) the Warrant Purchase Agreement in any manner adverse to Purchaser, the Company or Pubco or (z) the Insider Letter;

(vii) terminate, waive or assign any material right under any Purchaser Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any non-wholly owned Subsidiary or enter into any new line of business;

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(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or IFRS, as applicable, and after consulting Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Purchaser or its Subsidiary) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in Purchaser Financials;

(xiii) acquire, including by merger, amalgamation, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $250,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 7.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

7.4 Purchaser Public Filings. During the Interim Period, Purchaser will keep current and timely file all of the forms, reports, schedules, statements and other documents required to be filed by Purchaser with the SEC, including all necessary amendments and supplements thereto, and otherwise comply in all material respects with applicable securities Laws (the “Additional SEC Reports”). All such Additional SEC Reports (including any financial statements or schedules included therein) shall be prepared in accordance and comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Additional SEC Reports. The Additional SEC Reports (including any financial statements or schedules included therein) will not, at the time they are filed or subsequently amended, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used in this Section 7.4, the term “file” shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC. Any Additional SEC Reports which discuss or refer to this Agreement or the transactions contemplated hereby shall be subject to the prior review and approval of the Company (not to be unreasonably withheld, delayed or conditioned). Notwithstanding the foregoing, Purchaser shall not be in breach of this Section 7.4 or any other provision of this Agreement with respect to information in any Additional SEC Report that is supplied by or on behalf of the Company, Pubco, Merger Sub or any Seller or any of their respective Affiliates. During the Interim Period, Purchaser shall use its commercially reasonable efforts prior

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to the Merger to maintain the listing of the Purchaser Units, the Purchaser Common Stock and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Common Shares and the Pubco Public Warrants.

7.5 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company, Pubco, Merger Sub and their respective Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or substantially all of the business or assets of the Target Companies, taken as a whole (other than in the ordinary course of business consistent with past practice), or (y) a majority of the voting power or economic interests of the outstanding equity interests of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, amalgamation, consolidation, joint venture or partnership, or otherwise and (B) with respect to Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof (if in writing) or a written summary thereof (if oral)) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

7.6 No Trading. The Company, Pubco and Merger Sub each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company, Pubco and Merger Sub each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Purchaser, communicate such information to any third party, take any other action with respect to Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

7.7 Notification of Certain Matters. During the Interim Period, each Party shall give notice to the other Parties as promptly as practicable if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging

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(i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) that the consummation of the Transactions by such Party or its Affiliates would violate applicable Law in a material respect; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

7.8 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each of Purchaser and the Company shall give prompt written notice to each other if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish to each other a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby prior to the Closing, each of Purchaser and the Company shall, if requested by such Governmental Authority or by the other Party, arrange for its Representatives to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(c) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

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(d) With respect to Pubco, during the Interim Period, the Company, Pubco and Merger Sub shall take all reasonable actions necessary to cause Pubco to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Closing.

7.9 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

7.10 The Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser and Pubco shall prepare with the reasonable assistance of the Company, and file with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the holders of Purchaser Securities prior to the Effective Time, which Registration Statement will also contain a proxy statement of Purchaser (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Special Meeting and providing the Public Stockholders an opportunity in accordance with Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Special Meeting”), in favor of resolutions approving (A) the adoption and approval of this Agreement and the Transactions (including to the extent required, the issuance of any shares in connection with the PIPE Investment), by the holders of Purchaser Common Stock in accordance with Purchaser’s Organizational Documents, the Delaware Act and the rules and regulations of the SEC and Nasdaq, and (B) such other matters as the Company, Pubco and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (A) and (B), collectively, the “Stockholder Approval Matters”), and (C) the adjournment of the Special Meeting, if necessary or desirable in the reasonable determination of Purchaser.

(b) In connection with the Registration Statement, Purchaser and Pubco will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Purchaser’s Organizational Documents, the Delaware Act and the rules and regulations of the SEC and Nasdaq. Purchaser and Pubco shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC and shall give due consideration to comments provided by the Company (and its counsel). Neither the Registration Statement nor the Proxy Statement, nor any amendment or supplement to the Registration Statement or the Proxy Statement, shall be filed without the approval (not to be unreasonably withheld, delayed or conditioned) of both Purchaser and the Company. The Company shall provide Purchaser with such information concerning the Target Companies and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(c) Purchaser and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Meeting and the Redemption. Each of Purchaser, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective officers and employees, upon reasonable advance notice, available to the Company, Pubco, Purchaser and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser and Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as

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so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Purchaser’s Organizational Documents.

(d) Purchaser and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to (i) “clear” comments from the SEC, (ii) cause the Registration Statement to become effective and (iii) keep the Registration Statement effective for as long as necessary to consummate the transactions contemplated hereby. Purchaser and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or oral responses to such comments. Purchaser and Pubco shall not file any comment response letters with the SEC without the approval (not to be unreasonably withheld, delayed or conditioned) of both Purchaser and the Company.

(e) As soon as practicable after the SEC declares the Registration Statement effective, Purchaser and Pubco shall distribute the Proxy Statement contained in the Registration Statement to Purchaser’s stockholders and, pursuant thereto, shall duly call, give notice of, convene and hold (subject to the last sentence of this Section 7.10(e)) the Special Meeting in accordance with the Delaware Act for a date no later than thirty (30) days following the date on which the SEC declared the Registration Statement effective and shall solicit proxies from the holders of Purchaser securities to vote in favor of the Stockholder Approval Matters. Purchaser, acting through its board of directors, shall include in the Proxy Statement the recommendation of its board of directors that the holders of Purchaser Common Stock vote in favor of the adoption of this Agreement and the approval of the Transactions, and shall otherwise use its best efforts to obtain the Required Shareholder Approval. Purchaser shall provide the Company with (i) updates with respect to the tabulated vote counts received by Purchaser, (ii) the right to demand postponement or adjournment of the Special Meeting if, based on the tabulated vote count, Purchaser will not receive the required approval of its stockholders to adopt this Agreement and approve the transactions contemplated hereby and the other Stockholder Approval Matters, and (iii) the right to review and comment on all communication sent to Purchaser’s stockholders, holders of Purchaser Warrants and/or proxy solicitation firms. Neither Purchaser’s board of directors nor any committee or agent or representative thereof shall (i) withdraw (or modify in any manner adverse to the Company), or propose to withdraw (or modify in any manner adverse to the Company), Purchaser board’s recommendation that Purchaser’s stockholders vote in favor of the adoption of this Agreement and the transactions contemplated hereby, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Purchaser to execute or enter into, any agreement related to an Alternative Transaction, (iv) enter into any agreement, letter of intent, or agreement in principle requiring Purchaser to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (v) fail to recommend against any Alternative Transaction, (vi) fail to re-affirm the aforementioned Purchaser board recommendation at the written request of the Company within five (5) Business Days of such request or (vii) resolve or agree in writing to do any of the foregoing (any of the actions listed in sub-clauses (i) through (vii) of this sentence, a “Change of Recommendation”). If on the date for which the Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Shareholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Special Meeting, and shall hold the Special Meeting as soon as reasonably practicable upon Purchaser’s determination that it has received a sufficient number of Purchaser Securities to obtain the Required Shareholder Approval.

(f) Purchaser and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s and Pubco’s Organizational Documents, respectively, and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Meeting and the Redemption.

(g) As promptly as practicable after the date the hereof, the Company shall provide to Purchaser and Pubco (collectively, the “Required Registration Statement Company Financials”): (i) consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2018, December 31, 2017, and December 31, 2016, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended, each audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor, and (ii) the

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Company prepared and auditor reviewed financial statements, consisting of the consolidated balance sheet of the Target Companies as of June 30, 2019 (or if required to be provided by applicable Law or the rules or practices of the SEC as of the date of the initial filing of the Registration Statement with the SEC in order for the SEC to accept and review such filing, September 30, 2019) and the related consolidated income statement, changes in shareholder equity and statement of cash flows for the six (6) months (or if applicable, nine (9) months) then ended.

7.11 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of Purchaser, Pubco and the Company, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 6-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which each of Seller Representative and Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

(c) With respect to Purchaser’s periodic filings with the SEC (excluding for the avoidance of doubt, the Proxy Statement), to the extent Purchaser receives any written comments (or other comments, which the failure to include would reasonably be expected to material delay the filing of the Registration Statement) from the SEC on any documents it has submitted, furnished or filed with the SEC following the date hereof through the Closing Date, or any written request (or other request, with which the failure to comply would reasonably be expected to materially delay the filing of the Registration Statement) by the SEC for amendments or supplements to any such documents, Purchaser shall notify the Company as promptly as practicable of the receipt of such comments or request, shall promptly supply the Company with copies of all written correspondence received from the SEC with respect to the foregoing, and shall use commercially reasonable efforts, after consultation with the Company, to resolve all such requests or comments as promptly as reasonably practicable, and shall share with the Company drafts of all written responses to SEC comments prior to submitting them to the SEC.

7.12 Confidential Information.

(a) The Company, Pubco and Merger Sub agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or

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otherwise make available to any third party any of the Purchaser Confidential Information without Purchaser’s prior written consent; and (ii) in the event that the Company, Pubco, Merger Sub or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide Purchaser to the extent legally permitted with prompt written notice of such requirement so that Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 7.12(a), and (B) in the event that such protective Order or other remedy is not obtained, or Purchaser waives compliance with this Section 7.12(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company, Pubco and Merger Sub shall, and shall cause their respective Representatives to, promptly deliver to Purchaser or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that Pubco, the Company and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, Pubco, the Company and their respective Representatives shall be permitted to disclose any and all Purchaser Confidential Information to the extent required by the Federal Securities Laws.

(b) Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.12(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 7.12(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

7.13 Post-Closing Board of Directors. The Parties shall take all necessary action, including causing the directors of Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (a) the two (2) persons that are designated by Purchaser prior to the Closing (the “Purchaser Directors”), at least one of whom shall qualify as an independent director under Nasdaq rules and (b) the five (5) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least two (2) of whom shall be required to qualify as an independent director under Nasdaq rules. Pursuant to the Amended Pubco Charter as in effect as of the Closing, the Post-Closing Pubco Board will be a classified board with three classes of directors, with (i) one class of directors (the “Class I Directors”), initially serving a one (1) year term, such term effective from the Closing until Pubco’s 2021 annual shareholder meeting (but any subsequent Class I Directors serving a three (3) year term), (ii) a second class of directors (the “Class II Directors”), initially serving a two

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(2) year term, such term effective from the Closing until Pubco’s 2022 annual shareholder meeting (but any subsequent Class II Directors serving a three (3) year term), and (iii) a third class of directors (the “Class III Directors”), initially serving a three (3) year term, such term effective from the Closing until Pubco’s 2023 annual shareholder meeting. The Purchaser Directors shall consist of one (1) Class II Director and one (1) Class III Director. As of the Closing, the chairman of the Post-Closing Pubco Board shall be Wasef Jabsheh or a director designated by him. At or prior to the Closing, Pubco will provide each Purchaser Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Purchaser Director.

7.14 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of Purchaser and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Purchaser (the “D&O Indemnified Persons”) as provided in Purchaser’s Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and Purchaser, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of Purchaser to the extent permitted by applicable Law. The provisions of this Section 7.14 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of Purchaser’s directors and officers, Purchaser, in coordination with Pubco and the Company, shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Pubco and Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and Purchaser shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance; provided, however, that in no event shall Pubco or Purchaser be required to expend for such policies premium amounts in excess of 250% of the premium currently paid by Purchaser for such insurance, and if the annual premiums of such insurance coverage exceed such amount, Purchaser shall be permitted to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided, further, that Purchaser may obtain a policy with a premium higher than 250% of the current premium if Sponsor, at its sole election, pays the portion of the premium above 250%.

7.15 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Pubco or Purchaser from any PIPE Investment shall first be used to pay (i) the amounts required for the Cash Consideration, (ii) Purchaser’s accrued Expenses, including Purchaser’s deferred Expenses of the IPO and (iii) any loans owed by Purchaser to Sponsor for Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of Purchaser or Extension Expenses. Such amounts, as well as any Expenses that are required or permitted to be paid by delivery of Pubco Securities, will be paid at the Closing. Any remaining cash will be distributed to a Target Company and used for working capital and general corporate purposes.

7.16 Commitment Agreements. Purchaser shall use its reasonable best efforts to satisfy the conditions of the investors closing obligations contained in the Commitment Agreements and the Warrant Purchase Agreement, and consummate the transactions contemplated thereby. Purchaser shall not terminate, amend or waive in any manner adverse to the Company or Pubco, the Commitment Agreements or the Warrant Purchase Agreement without the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned) and Purchaser shall, except with the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned with respect to any Commitment Agreement if the condition set forth in Section 9.2(d) will otherwise be satisfied without the closing under such Commitment Agreement), use its best efforts to enforce each of the Commitment Agreements or Warrant Purchase Agreement in accordance with its terms. In the event that there is an actual or threatened material breach or default by an investor under Commitment Agreement, or Purchaser reasonably believes in good faith that such investor otherwise

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is not willing or able to consummate the transactions contemplated thereby upon the satisfaction of the conditions of such investor’s closing obligations thereunder, then notwithstanding anything to the contrary herein, except with the Company’s prior written consent, or if Purchaser has evidence reasonably satisfactory to the Company that the condition set forth in Section 9.2(d) will otherwise be satisfied based on the deadline for the Redemption having passed, Purchaser shall be required to use its reasonable best efforts to enter into and consummate replacement agreements for the PIPE Investment, which agreements shall become Commitment Agreements for purposes of this Agreement and included as part of the PIPE Investment, and Pubco and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with Purchaser and its Representatives in connection with such replacement PIPE Investment and use their respective commercially reasonable efforts to cause such replacement PIPE Investment to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser); provided, that if the terms of such replacement Commitment Agreement are adverse to Purchaser, Pubco or the Company as compared to the Commitment Agreement that it replaced, including without limitation as to conditionality and amount, Purchaser may not enter into such replacement Commitment Agreement without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned).

7.17 Exchange Agreements. The Company shall use its commercially reasonable efforts to deliver to Purchaser and the Purchaser Representative an Exchange Agreement for each shareholder of the Company that did not execute and deliver an Exchange Agreement simultaneously with the execution and delivery of this Agreement, completed and duly executed by such shareholder, the Company, Pubco (upon its formation) and the Seller Representative; provided, that notwithstanding anything to the contrary, nothing herein shall obligate the Company to obtain, and the Closing shall not be conditioned on the Company’s obtaining of, executed Exchange Agreements from 100% of the Company’s shareholders.

7.18 Delisting and Deregistration. The Parties shall take all actions necessary or reasonably requested another Party to cause the Purchaser Units, Purchaser Common Stock and Purchaser Warrants to be delisted from Nasdaq (or be succeeded by the Pubco Securities) and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by Pubco) as of the Closing Date or as soon as practicable thereafter.

7.19 Pubco Listing. Purchaser and Pubco shall use commercially reasonable efforts to cause the Pubco Common Shares to be approved for listing on Nasdaq by no later than the Closing Date, and to remain listed as a public company on Nasdaq through the Closing Date, including by using commercially reasonable efforts to ensure that Pubco has at least three hundred (300) round-lot holders of its Pubco Common Shares (in each case, at least fifty percent (50%) of which hold unrestricted securities with a value of at least Two-Thousand Five Hundred U.S. Dollars ($2,500)).

7.20 Employment Agreements. The Company and Pubco will use their commercially reasonable efforts to cause the senior management of the Target Companies, as identified on Schedule 7.20 hereof, to enter into new employment agreements with Pubco or a Target Company on commercially reasonable terms.

7.21 Pubco Equity Plan. In connection with the Transactions, Pubco shall adopt a new Equity Incentive Plan in a form to be agreed upon prior to the Closing by Purchaser and the Company, each acting reasonably and in good faith, based on the form attached as Exhibit E hereto (the “Pubco Equity Plan”), which will provide that the total awards under such Pubco Equity Plan will be a number of Pubco Common Shares equal to ten percent (10%) of the aggregate number of Pubco Common Shares issued and outstanding immediately after the Closing.

ARTICLE VIII
SURVIVAL

8.1 Survival. The representations and warranties of the Company, Pubco, Merger Sub and Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of any of them pursuant to this Agreement shall not survive the Closing, and from and after the Closing, Pubco, the Company, Merger Sub, Purchaser, the Purchaser Representative, the Seller Representative and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company, Pubco, Merger Sub, Purchaser, the Purchaser Representative, the Seller Representative or their respective Representatives with respect thereto. The covenants and agreements made by the Company, Pubco, Merger Sub, Purchaser, the Purchaser Representative and/or the Seller Representative in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

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ARTICLE IX
CLOSING CONDITIONS

9.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and Purchaser of the following conditions:

(a) Required Shareholder Approval. The Stockholder Approval Matters that are submitted to the vote of the stockholders of Purchaser entitled to vote thereon at the Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of Purchaser entitled to vote thereon at the Special Meeting in accordance with Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Shareholder Approval”).

(b) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement and listed on Schedule 9.1(b) shall have been obtained or made.

(c) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d) No Litigation. There shall not be any pending Action brought by a Governmental Authority seeking to enjoin the consummation of the Transactions.

(e) Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and any PIPE Investment, Purchaser shall have net tangible assets of at least $5,000,001.

(f) Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 7.13.

(g) Pubco Charter Amendment. At or prior to the Closing, the shareholder or shareholders of Pubco shall have adopted the amended and restated bye-laws of Pubco in a form to be agreed upon prior to the Closing by Purchaser and the Company, each acting reasonably and in good faith, based on the form attached as Exhibit F hereto (the “Amended Pubco Charter”).

(h) Foreign Private Issuer Status. Each of the Company and Purchaser shall have received reasonably satisfactory evidence that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

(j) Nasdaq Listing. The Pubco Common Shares shall be approved for listing on Nasdaq, subject only to notice of issuance.

9.2 Conditions to Obligations of the Company, Pubco and Merger Sub. In addition to the conditions specified in Section 9.1, the obligations of the Company, Pubco and Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (by the Company and Pubco) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Purchaser.

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(b) Agreements and Covenants. Purchaser shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Purchaser since the date of this Agreement which is continuing and uncured.

(d) Minimum Cash Condition. As of the Closing, after giving effect to the completion of the Redemption, but without giving effect to the payment of Purchaser’s Expenses, any liabilities described in clause (iii) of Section 7.15 or any other liabilities incurred in the ordinary course of business or in accordance with this Agreement or the Ancillary Documents, Purchaser shall have at least One Hundred Million U.S. Dollars ($100,000,000) in the aggregate in cash and cash equivalents, including funds in the Trust Account and any proceeds from any of the Commitment Agreements or other PIPE Investment.

(e) Sponsor Share Letter. The Sponsor Share Letter shall be in full force and effect in accordance with the terms thereof as of the Closing, and the Sponsor shall have made the transfers of the Purchaser Private Warrants and Founder Shares required thereunder.

(f) Closing Deliveries.

(i) Officer Certificate. Purchaser shall have delivered to the Company and Pubco a certificate, dated the Closing Date, signed by an executive officer of Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to Purchaser.

(ii) Secretary Certificate. Purchaser shall have delivered to the Company and Pubco a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of Purchaser’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of Purchaser’s board of directors authorizing (where required) and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which Purchaser is or is required to be a party or otherwise bound.

(iii) Good Standing. Purchaser shall have delivered to the Company and Pubco a good standing certificate (or similar documents applicable for such jurisdictions) for Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Purchaser’s jurisdiction of organization to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Registration Rights Agreement. The Company and Pubco shall have received a copy of a Registration Rights Agreement, by and among Pubco, the Purchaser Representative and the Sellers in substantially the form attached as Exhibit G hereto (the “Registration Rights Agreement), duly executed by the Purchaser Representative.

(v) Founder Registration Rights Agreement Amendment. The Company and Pubco shall have received a copy of an Amendment to the Founder Registration Rights Agreement to, among other matters, have Pubco assume the registration obligations of Purchaser under the Founder Registration Rights Agreement and have such rights apply to the Pubco Securities, in substantially the form attached as Exhibit H hereto (the “Founder Registration Rights Agreement Amendment”), duly executed by Purchaser and the holders of a majority of the “Registrable Securities” thereunder.

(vi) Escrow Agreement. The Company and Pubco shall have received a copy of the Escrow Agreement, duly executed by the Purchaser Representative and the Escrow Agent.

(g) Resignations. All of the officers and directors of Purchaser shall have resigned from all of their positions at Purchaser prior to or effective upon the Closing.

(h) Trust Funds. Purchaser shall have made appropriate arrangements to have the funds in the Trust Account paid in accordance with Section 7.15.

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(i) Transaction Consideration. The Sellers shall have received reasonable evidence of the payment of the Cash Consideration specified herein and a copy of irrevocable instructions of Pubco (or the Purchaser Representative on its behalf) to the transfer agent to issue the Exchange Shares (including Escrow Shares) specified herein.

9.3 Conditions to Obligations of Purchaser. In addition to the conditions specified in Section 9.1, the obligations of Purchaser to consummate the Transactions are subject to the satisfaction or written waiver (by Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company, Pubco and Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of the Company, Pubco or Merger Sub pursuant hereto shall be true and correct on and as of the date of this Agreement (or with respect to Pubco and Merger Sub, as of the date of their joinder to this Agreement) and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Pubco and the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company, Pubco and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Pubco and the Target Companies, taken as a whole, since the date of this Agreement which is continuing and uncured.

(d) Non-Competition Agreement and Lock-Up Agreements. The Non-Competition Agreement and each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer Certificate. Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c). Pubco shall have delivered to Purchaser a certificate, dated the Closing Date, signed by an executive officer of Pubco in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to Pubco and Merger Sub, as applicable.

(ii) Secretary Certificates. The Company and Pubco shall each have delivered to Purchaser a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors and, with respect to Pubco, shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to Purchaser a good standing certificate (or similar documents applicable for such jurisdiction) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization to the extent that good standing certificates or similar documents are generally available in such jurisdiction. Pubco shall have delivered to Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each of Pubco and Merger Sub certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Pubco’s and Merger Sub’s jurisdiction of organization and from each other jurisdiction in which Pubco or Merger Sub is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Exchange Agreements. Purchaser shall have received duly completed and executed Exchange Agreements from Company shareholders holding at least ninety percent (90%) of the issued and outstanding Company Shares, duly executed by the Company and the Seller Representative and, upon execution of a joinder thereto, Pubco, and otherwise in form and substance reasonably acceptable to Purchaser, and the transactions contemplated thereby shall have been consummated simultaneously with the Closing.

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(v) Registration Rights Agreement. Purchaser shall have received a copy of the Registration Rights Agreement, duly executed by Pubco and the Sellers;

(vi) Founder Registration Rights Agreement Amendment. Purchaser shall have received a copy of the Founder Registration Rights Agreement Amendment, duly executed by Pubco.

(vii) Escrow Agreement. Purchaser shall have received a copy of the Escrow Agreement, duly executed by Pubco, the Seller Representative and the Escrow Agent.

(viii) Termination of Company Convertible Securities. Purchaser shall have received evidence reasonably acceptable to Purchaser that any issued and outstanding Company Convertible Securities have been terminated and fully satisfied as of the Closing, without any continuing Liability therefor.

(ix) Share Certificates and Transfer Instruments. Purchaser shall have received copies of each Seller Company Certificate and other instruments or documents representing the Purchased Shares (or affidavits of lost certificate), if applicable, together with executed instruments of transfer in respect of the Purchased Shares in favor of Pubco (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

9.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company, Pubco or Merger Sub) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE X
TERMINATION AND EXPENSES

10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of Purchaser and the Company;

(b) by written notice by Purchaser or the Company if the Closing shall not have occurred by March 15, 2020 (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shorter of (i) three (3) additional months and (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, Pubco or Merger Sub) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to the Company, Pubco or Merger Sub) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Purchaser by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time the Company, Pubco or Merger Sub is in material uncured breach of this Agreement;

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(e) by written notice by Purchaser to the Company, if (i) there has been a breach by the Company, Pubco, or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by Purchaser or (B) the Outside Date; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if at such time Purchaser is in material uncured breach of this Agreement;

(f) by written notice by Purchaser to the Company, if there shall have been a Material Adverse Effect on Pubco and the Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(g) by written notice by either Purchaser or the Company to the other if the Special Meeting is held (including any adjournment or postponement thereof) and has concluded, Purchaser’s stockholders have duly voted, and the Required Shareholder Approval was not obtained; or

(h) by the Company if Purchaser makes any Change of Recommendation.

10.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 7.11, 7.12, 10.3, Article XI, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 11.1). Without limiting the foregoing, and except as provided in Section 10.3 and this Section 10.2 (but subject to Section 11.1, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 12.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1.

10.3 Fees and Expenses. Subject to Section 11.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

ARTICLE XI
WAIVERS AND RELEASES

11.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company, Pubco and Merger Sub hereby represent and warrant that they have read the IPO Prospectus and understand that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Common Stock (or Pubco Common Shares upon the Merger) in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus)

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(“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if Purchaser fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO (or prior to any other deadline to consummate a Business Combination established pursuant to an amendment to Purchaser’s Organizational Documents), (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Pubco and Merger Sub hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company, Pubco or Merger Sub nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, Pubco, Merger Sub or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company, Pubco and Merger Sub on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company, Pubco and Merger Sub each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company, Pubco and Merger Sub further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company, Pubco, Merger Sub or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company, Pubco and Merger Sub hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to any of Section 10.1(b) (but only if the transactions contemplated hereby have failed to close by the Outside Date because of Purchaser’s breach of an obligation herein), 10.1(d) or 10.1(h)), and Purchaser completes a Business Combination with another company, the Company shall not be prohibited by this Section 11.1 from filing and pursuing a claim for damages in connection with this Agreement or the transactions contemplated herein following consummation by Purchaser of an alternative Business Combination, in each case against Purchaser or any other entity that is party to such alternative Business Combination or any Affiliate thereof; provided, that no such claims shall be made against Public Stockholders with respect to funds from the Trust Account that were distributed to them. Furthermore, in the event of any such termination of this Agreement under such provisions, Purchaser shall not execute any definitive agreement related to such alternative Business Combination that (i) attempts to prevent the Company from so filing or pursuing any such claim, or (ii) permits the entity that survives such combination to not assume Purchaser’s obligation for damages in connection with this Agreement and the transactions contemplated herein. This Section 11.1 shall survive termination of this Agreement for any reason and continue indefinitely.

11.2 No Recourse. Except as expressly set forth in this Agreement, and other than in the case of fraud or willful and intentional breach of this Agreement, notwithstanding any rights of a Party at law or in equity, in the event of any default or breach by another Party under this Agreement, such Party’s remedies shall be restricted to enforcement of its rights against the property and assets of (i) the Company, (ii) Purchaser and (iii) Pubco (the “Liable Parties”), and no liability whatsoever shall attach to, be imposed on or otherwise be incurred by, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder, stockholder or Affiliate of a Party (other than the Liable Parties), any stockholder, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder, stockholder or Affiliate (other than a Liable Party) of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, for any obligations or Liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the

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generality of the foregoing, each Party hereto agrees that it shall, and shall cause its Affiliates to, not file, or threaten to file, any claim, suit, action or proceeding in violation of this Section 11.2. Notwithstanding the foregoing, nothing herein will relinquish the rights of a Party to specifically enforce the terms of this Agreement in accordance with Section 12.7 hereof.

ARTICLE XII
MISCELLANEOUS

12.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Purchaser at or prior to the Closing, to:

Tiberius Acquisition Corporation

3601 N. Interstate 10 Service Rd. W.

Metairie, LA 70002, U.S.A.

Attn:  Andrew J. Poole, Chief Investment Officer

Telephone No.: (504) 754-6671

Email: Apoole@tiberiusco.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, USA

Attn:    Stuart Neuhauser, Esq.

Matthew A. Gray, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: sneuhauser@egsllp.com

mgray@egsllp.com

If to the Purchaser Representative, to:

Lagniappe Ventures LLC

3601 N. Interstate 10 Service Rd. W.

Metairie, LA 70002, U.S.A.

Attn: Andrew J. Poole

Telephone No.: (504) 754-6671

Email: Apoole@tiberiusco.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, USA

Attn:    Stuart Neuhauser, Esq.

Matthew A. Gray, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: sneuhauser@egsllp.com

mgray@egsllp.com

If to the Company at or prior to the Closing, to:

International General Insurance Holdings Ltd

Office 606, Level 6, Tower 1

Al Fattan Currency House

Dubai International Financial Centre

PO Box 506646

Dubai, United Arab Emirates

Attn: Wasef Jabsheh, CEO and Vice Chairman

Facsimile No.: +96265662085

Telephone No.: +96265662082

Email: WSJ@iginsure.com

with a copy (which will not constitute notice) to:

Freshfields Bruckhaus Deringer LLP

Level 6, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island

PO Box 129817

Attn:    Michael Hilton, Esq.

Facsimile No.: +971 2 6521 777

Telephone No.: +971 2 6521 700

Email:  michael.hilton@freshfields.com

and

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Attn:    Omar Pringle, Esq.

Michael Levitt, Esq.

Facsimile No.: (212) 277-4001

Telephone No.: (212) 277-4000

Email: omar.pringle@freshfields.com

Email: michael.levitt@freshfields.com

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If to Pubco at any time, or to Purchaser or the Company after the Closing, to: The addresses set forth in Pubco’s joinder to this Agreement.
If to Merger Sub at or prior to the Closing, to: The address set forth in Merger Sub’s joinder to this Agreement.

If to the Seller Representative, to:

Wasef Jabsheh

International General Insurance Holdings Ltd

Office 606, Level 6, Tower 1

Al Fattan Currency House

Dubai International Financial Centre

PO Box 506646

Dubai, United Arab Emirates

Facsimile No.: +96265662085

Telephone No.: +962776300015

Email: WSJ@iginsure.com

with a copy (which will not constitute notice) to:

Freshfields Bruckhaus Deringer LLP

Level 6, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island

PO Box 129817

Attn:    Michael Hilton, Esq.

Facsimile No.: +971 2 6521 777

Telephone No.: +971 2 6521 700

Email: michael.hilton@freshfields.com

and

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Attn:    Omar Pringle, Esq.

Michael Levitt, Esq.

Facsimile No.: (212) 277-4001

Telephone No.: (212) 277-4000

Email: omar.pringle@freshfields.com

Email: michael.levitt@freshfields.com

12.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Purchaser, Pubco and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

12.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 7.14 and of the Sponsor under Section 12.14, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

12.4 Arbitration. Any and all disputes, controversies or claims arising out of, relating to, or in connection with this Agreement or the breach, termination or validity hereof, or the transactions contemplated hereby (a “Dispute”) shall be finally resolved by arbitration under the Rules of Arbitration of the ICC (the “ICC Rules”). To the extent that the ICC Rules and this Agreement are in conflict, the terms of this Agreement shall control. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English. The tribunal shall consist of three arbitrators. The parties to the Dispute shall each be entitled to nominate one arbitrator, provided that where there are multiple claimants or multiple respondents, the multiple claimants jointly and the multiple respondents jointly shall nominate an arbitrator. The third arbitrator, who shall be the presiding arbitrator on the tribunal, shall be nominated by the agreement of the two party-nominated arbitrators or, if they fail to agree on a nomination within fifteen (15) days of the nomination date of the second arbitrator, the third arbitrator shall be promptly selected and appointed by the ICC. The arbitrators shall decide the Dispute in accordance with the substantive law of the state of New York. The proceedings shall be streamlined and efficient, and time is of the essence. An arbitration award rendered by the tribunal shall be final and binding on the parties to the Dispute. Judgment on the award may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 12.4 may be made in the Specified Courts.

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12.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Without derogating from the agreement to arbitrate in Section 12.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any state or federal court located in the County of New York in the State of New York (or in any appellate court thereof) (the “Specified Courts”) for the purpose of any claim, action, litigation or other legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and permitted by Section 12.4 (a “Proceeding”), and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any Proceeding, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 12.1. Nothing in this Section 12.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

12.6 WAIVER OF JURY TRIAL. WITHOUT DEROGATING FROM THE AGREEMENT TO ARBITRATE IN SECTION 12.4, EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.6.

12.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, including the obligation to effect the Closing, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Purchaser, Pubco, the Company, the Purchaser Representative and the Seller Representative.

12.10 Waiver. Each of Purchaser, Pubco and the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and, if applicable, the Sellers, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such

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Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing by Pubco or Purchaser shall also require the prior written consent of the Purchaser Representative.

12.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein (it being understood that the letter of intent between Purchaser and the Company is hereby terminated in its entirety and shall be of no further force and effect, except with respect to the waiver against the Trust Account set forth therein).

12.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular form, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as applicable, based on the accounting principles used by the applicable Person; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (i) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (j) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement or any Ancillary Document to a Person’s (i) directors shall include any member of such Person’s governing body, (ii) officers shall include any Person filling a substantially similar position for such Person or (iii) shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When reference is made to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity.

12.13 Counterparts. This Agreement and each other document executed in connection with the transactions contemplated hereby may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email or facsimile to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the aforementioned requirements.

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12.14 Purchaser Representative.

(a) Each of Purchaser and, solely with respect to subsections (i), (ii), (v) and (vi) of this Section 12.14(a), Pubco, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement (or with respect to Pubco, the joinder hereto), hereby irrevocably appoints Lagniappe Ventures LLC in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) making on behalf of such Person any determinations and taking all actions on their behalf relating to the determination of the Adjustment Amount and the adjustment to the Transaction Consideration under Section 2.5, and any disputes with respect thereto; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity; (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable out-of-pocket fees and expenses allocable or in any way relating to such transaction or any post-Closing consideration adjustment; and (vii) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Pubco Securities from and after the Closing (other than the Sellers and their respective successors and assigns). All decisions and actions by the Purchaser Representative shall be binding upon Pubco and Purchaser and their respective Subsidiaries, successors and assigns, and neither Pubco, Purchaser nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 12.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Pubco and Purchaser shall jointly and severally indemnify, defend and hold harmless the Purchaser Representative from and against any and all losses, Actions, Orders, Liabilities, damages, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorney’s fees and expenses) incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under this Agreement or any Ancillary Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 12.14 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to Pubco, Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative and such replacement accepts such appointment. Each successor Purchaser Representative shall have all of the power, authority, rights, obligations and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

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12.15 Seller Representative.

(a) By the execution and delivery of the Exchange Agreements, each Seller, on behalf of itself and its successors and assigns, will irrevocably constitute and appoint Wasef Jabsheh in the capacity as the Seller Representative under the Exchange Agreement, this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (collectively with the Exchange Agreement and this Agreement, the “Seller Representative Documents”), as the true and lawful agent and attorney-in-fact of such Seller with full powers of substitution to act in the name, place and stead thereof with respect to the performance on behalf of such Seller under the terms and provisions of the under the terms and provisions of the Seller Representative Documents, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Seller, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated by the Seller Representative Documents.

(b) Any other Person, including the Purchaser Representative, Pubco, Merger Sub, Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Sellers under the Seller Representative Documents. The Purchaser Representative, Pubco, Merger Sub, Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and, in accordance with the Exchange Agreements, no Seller will have any cause of action against the Purchaser Representative, Pubco, Merger Sub, Purchaser, or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. In accordance with the Exchange Agreements, the Purchaser Representative, Pubco, Merger Sub, Purchaser and the Company shall not have any Liability to any Seller for any allocation or distribution among the Sellers by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Seller under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Seller, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Seller with respect thereto. All notices or other communications required to be made or delivered by a Seller shall be made by the Seller Representative (except for a notice under Section 12.15(c) of the replacement of the Seller Representative).

(c) If the Seller Representative shall die, become disabled, resign or otherwise be unable or unwilling to fulfill his, her or its responsibilities as representative and agent of Sellers, then in accordance with the Exchange Agreements, the Sellers shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Sellers holding in the aggregate in excess of fifty percent (50%) of the Purchased Shares held by all Sellers, and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative, Purchaser and Pubco in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement and the other Seller Representative Documents.

12.16 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented Purchaser, the Purchaser Representative and the Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented Purchaser, the Purchaser Representative, the Sponsor and/or their respective Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Purchaser Representative, the Sponsor or their respective Affiliates in connection with matters in which such Persons are adverse to the Company, Pubco, Purchaser or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, Pubco and Merger Sub, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of Pubco, Merger Sub, Purchaser and/or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Sponsor, the Purchaser Representative, Purchaser or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Purchaser Representative shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the

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Purchaser Representative, shall be controlled by the Purchaser Representative and shall not pass to or be claimed by Pubco or Purchaser; provided, further, that nothing contained herein shall be deemed to be a waiver by Pubco, Purchaser or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE XIII
DEFINITIONS

13.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with IFRS as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of Purchaser prior to the Closing.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Non-Competition Agreement, the Sponsor Share Letter, the Pubco Equity Plan, the Amended Pubco Charter, the Lock-Up Agreements, the Registration Rights Agreement, the Founders Registration Rights Agreement Amendment, the Exchange Agreements, the Commitment Agreements, the Warrant Purchase Agreement and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement, including the Escrow Agreement.

“Antitrust Laws” means Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Bermuda Act” means the Companies Act 1981 of Bermuda, as amended.

“Book Value” means the total book equity value of the Company and its Subsidiaries, on a consolidated basis, as determined in accordance with the Accounting Principles, as of the Reference Time.

“Book Value Per Share” means (i) the sum of Book Value plus the Company Transaction Expenses, divided by (ii) the number of issued and outstanding Company Shares as of the Closing (excluding treasury shares).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

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“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies, Pubco, Merger Sub or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company, Pubco or Merger Sub or their respective Representatives to Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving or disclosing such Company Confidential Information.

“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any capital shares of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of the Company.

“Company Equity Plan” means the 2011 Share Incentive Plan of the Company.

“Company Option” means an option to purchase phantom Company Shares that was granted pursuant to the Company Equity Plan.

“Company Securities” means, collectively, the Company Shares, the Company Options and any other Company Convertible Securities.

“Company Shares” means the ordinary shares, par value $1.00 per share, of the Company.

“Consent” means any consent, approval, notice of no objection, expiration of applicable waiting period, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other agreements or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Delaware Act” means the Delaware General Corporation Law, as amended.

“Dubai Companies Law” means the DIFC Law No. 5 of 2018 of Dubai, as amended.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

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“Escrow Agent” means Continental Stock Transfer & Trust Company, in its capacity as the escrow agent under the Escrow Agreement or any other escrow agent agreed to by Purchaser and the Company prior to the Closing (or any successor escrow agent).

“Escrow Property” means, at any given time, the securities and other property held by the Escrow Agent in the Escrow Account in accordance with the terms and conditions of this Agreement and the Escrow Agreement, including the Escrow Shares and any earnings, dividends or distributions paid or payable on the Escrow Shares, giving effect to any disbursements or payments from the Escrow Account.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by the Company or any one or more of its Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of March 15, 2018, by and among Purchaser, Sponsor and the other “Holders” named therein.

“Founder Shares” means an aggregate of 4,312,500 shares of Purchaser Common Stock which were originally issued to the Sponsor prior to the IPO in December 2015.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, regulatory body or other similar regulatory or dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“ICC” means the International Chamber of Commerce or any successor organization conducting arbitrations.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS (a applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of banker’s acceptances issued or created, (g) net obligations under interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (i) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. For the avoidance of doubt, amounts awarded to settle insurance policies do not constitute Indebtedness.

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“Independent Expert” means an independent (i.e., no prior material business relationship with any party for the prior two (2) years) internationally recognized accounting firm that is mutually acceptable to the Purchaser Representative and the Seller Representative acting reasonably; provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either the Purchaser Representative or the Seller Representative may require, by written notice to the other, that the Independent Expert be selected by the ICC International Centre for ADR in accordance with the procedures of the ICC. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in Section 2.5.

“Insider Letter” means the letter agreement, dated as of March 15, 2018, by and among Purchaser, Sponsor and certain other insiders named therein, as amended from time to time in accordance with this Agreement and the Ancillary Documents.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and applications for registration therefor.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of Purchaser, dated as of March 15, 2018, and filed with the SEC on March 16, 2018 (File No. 333-223098).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Person after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions globally or in the countries or regions in which such Person or any of its Subsidiaries do business, including without limitation the effects of and developments

Annex A-59

related to the United Kingdom’s exit from the European Union; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) any proposal, enactment or change in interpretation of, or other change in, applicable Law, IFRS, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) any outbreak or any development, change, worsening or escalation of hostilities (whether or not armed), acts of war (whether or not declared), sabotage or terrorism; (v) any Act of God, hurricane, tornado, flood, volcano, earthquake or other natural or manmade disaster; (vi) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or changes in the credit rating of the Company or any of its Subsidiaries as a result of the Transactions (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vii) with respect to Purchaser, the consummation and effects of the Redemption, and (viii) changes attributable to the public announcement or pendency of the transactions contemplated hereby; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) – (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens which result from all statutory or other liens for Taxes or assessments and are not yet due and payable or delinquent or the validity of which is being contested in good faith by appropriate proceedings along with the posting of any security or bond required under applicable Law in connection with such contest, (b) Liens imposed by applicable Law, (c) Liens arising in connection with any cashiers’, landlords’, workers’, mechanics’, carriers’, repairers’ or other similar lien imposed by law and arising out of obligations incurred in the ordinary course of business consistent with past practice, (d) Liens that are expressly listed as exceptions in insurance policies, covenants, conditions, restrictions, encroachments, liens, easements, rights of way, licenses, grants, building or use restrictions, exceptions, reservations, limitations or other imperfections of title with respect of such asset which, individually or in the aggregate, does not materially detract from the value of, or materially interfere with the present occupancy or use of, such asset and the continuation of the present occupancy or use of such asset, (e) purchase money liens or liens securing rental payments under capital lease arrangements, (f) Liens which individually or in the aggregate do not materially detract from the value of or materially interfere with the present use of the property subject thereto or affected thereby, (g) Liens incurred or deposits made in the ordinary course of business in connection with social security, (h) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (i) Liens arising under this Agreement or any Ancillary Document.

Annex A-60

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pubco Charter” means the memorandum of association and bye-laws of Pubco, as amended and in effect under the Bermuda Act.

“Pubco Common Shares” means the common shares, par value $0.0001 per share, of Pubco, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

“Pubco Preferred Shares” means the preference shares, par value $0.0001 per share, of Pubco.

“Pubco Private Warrant” means one whole warrant entitling the holder thereof to purchase one (1) Pubco Common Share at a purchase price of $11.50 per share.

“Pubco Public Warrant” means one whole warrant entitling the holder thereof to purchase one (1) Pubco Common Share at a purchase price of $11.50 per share.

“Pubco Securities” means the Pubco Common Shares, the Pubco Preferred Shares and the Pubco Warrants, collectively.

“Pubco Warrants” means Pubco Private Warrants and Pubco Public Warrants, collectively.

“Purchaser Charter” means the certificate of incorporation of Purchaser, as amended and in effect under the Delaware Act; provided, that references herein to the Purchaser Charter for periods after the Effective Time includes the certificate of incorporation of the Surviving Corporation.

“Purchaser Common Stock” means the shares of common stock, par value $0.0001 per share, of Purchaser.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, Pubco, Merger Sub, any Seller or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by Purchaser or its Representatives to the Company, Pubco, Merger Sub, any Seller or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving or disclosing such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Preferred Stock” means shares of preferred stock, par value $0.0001 par value per share, of Purchaser.

“Purchaser Private Warrants” means the warrants issued in a private placement to the Sponsor by Purchaser at the time of the consummation of the IPO, entitling the holder thereof to purchase one (1) share of Purchaser Common Stock per warrant at a purchase price of $11.50 per share.

“Purchaser Public Warrants” means one whole warrant that was included in and as part of each Purchaser Unit, entitling the holder thereof to purchase one (1) share of Purchaser Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.

“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Common Stock and one (1) Purchaser Public Warrant.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

Annex A-61

“Redemption Price” means an amount equal to the price at which each share of Purchaser Common Stock (or after the Merger, Pubco Company Share) is redeemed or converted pursuant to the Redemption (as equitably adjusted for share splits, share dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the most recent month end of the Company prior to the Closing.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sellers” means the holders of the Company’s outstanding capital shares that execute and deliver an Exchange Agreement.

“Shareholder Participation Ratio” means a fraction equal to (i) the total number of Purchased Shares divided by (ii) the total number of issued and outstanding Company Shares as of the Closing.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or

Annex A-62

unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, and any confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of March 15, 2018, as it may be amended (including to accommodate the Merger), by and between Purchaser and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

13.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section	Term	Section
Acquisition Proposal	7.5(a)	Company Financials	6.7(a)
Additional SEC Reports	7.4	Company IP	6.13(d)
Adjustment Amount	2.5(c)	Company IP Licenses	6.13(a)
Agreement	Preamble	Company Leased Properties	6.15
Alternative Transaction	7.5(a)	Company Material Contract	6.12(a)
Amended Pubco Charter	9.1(g)	Company Owned Properties	6.15
Argo	Recitals	Company Permits	6.10
Business Combination	11.1	Company Real Properties	6.15
Cash Consideration	2.2(b)(i)	Company Real Property Leases	6.15
Cash Consideration Per Share	2.2(b)(i)	Company Registered IP	6.13(a)
Cash Consideration Purchased Shares	2.2(b)(i)	Company Transaction Expenses	2.2(a)
Certificate of Merger	1.2	D&O Indemnified Person	7.14(a)
CFO	2.5(a)	D&O Tail Insurance	7.14(b)
Change of Recommendation	7.10(e)	Dispute	12.4
Class I Directors	7.13	Effective Time	1.2
Class II Directors	7.13	EGS	3.1
Class III Directors	7.13	Enforceability Exceptions	4.2
Closing	3.1	Environmental Permit	6.19(a)
Closing Date	3.1	Equity Consideration	2.2(b)(ii)
Closing Filing	7.11(b)	Escrow Account	2.3
Closing Press Release	7.11(b)	Escrow Agreement	2.3
Closing Statement	2.5(a)	Escrow Allocation	2.3
Commitment Agreements	4.22	Escrow Shares	2.3
Company	Preamble	Estimated Closing Statement	2.4
Company Benefit Plan	6.18(a)	Exchange Agreement	Recitals
Company Certificates	2.6(b)	Exchange Shares	2.2(b)(ii)
Company Directors	7.13	Expenses	10.3
Company Disclosure Schedules	Article VI	Extension	7.3(a)

Annex A-63

Term	Section	Term	Section
Extension Expenses	7.3(b)(iv)	Purchaser Directors	7.13
Federal Securities Laws	7.6	Purchaser Disclosure Schedules	Article IV
Founders Registration Rights Agreement Amendment	9.2(f)(v)	Purchaser Financials Purchaser Material Contract	4.6(b) 4.13(a)
Full Rollover Sellers	Annex I	Purchaser Representative	Preamble
ICC Rules	12.4	Redemption	7.10(a)
Independent Expert Notice Date	2.5(a)	Registration Rights Agreement	9.2(f)(iv)
Insurance Authorizations	6.21(b)	Registration Statement	7.10(a)
Insurance Laws	6.21(b)	Regulation S	5.12
Interim Balance Sheet Date	6.7(a)	Related Person	6.20
Interim Period	7.1(a)	Released Claims	11.1
Jabsheh	Recitals	Representative Party	2.5(a)
Liable Parties	11.2	Required Registration Statement
Lock-Up Agreements	Recitals	Company Financials	7.10(g)
Merger Sub	Preamble	Required Shareholder Approval	9.1(a)
Merger	Recitals	SEC Reports	4.6(a)
Minority Sellers	Annex I	Seller Representative	Preamble
Non-Competition Agreement	Recitals	Seller Representative Documents	12.15
Objection Statement	2.5(a)	Share Exchange	Recitals
OFAC	4.17(c)	Special Meeting	7.10(a)
Off-the-Shelf Software	6.13(a)	Sponsor	Recitals
Outside Date	10.1(b)	Sponsor Share Letter	Recitals
Party(ies)	Preamble	Signing Filing	7.11(b)
PIPE Investment	4.22	Signing Press Release	7.11(b)
Post-Closing Pubco Board	7.13	Specified Courts	12.5
Proceeding	12.5	Stockholder Approval Matters	7.10(a)
Proxy Statement	7.10(a)	Surviving Corporation	1.1
Pubco	Preamble	Target Insurer	6.21(a)
Pubco Equity Plan	7.21	Target Insurer Financials	6.21(e)
Public Certifications	4.6(a)	Top Customers	6.23
Public Stockholders	11.1	Top Vendors	6.23
Purchased Shares	2.1	Transaction Consideration	2.2(a)
Purchaser	Preamble	Transactions	Recitals

Annex A-64

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

{Signature Page to Business Combination Agreement}

Annex A-65

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Purchaser:

TIBERIUS ACQUISITION CORPORATION

By:	/s/ Andrew Poole
Name: Andrew Poole
Title: Chief Investment Officer

Purchaser Representative:

LAGNIAPPE VENTURES LLC, solely in its capacity as the Purchaser Representative hereunder

By:	/s/ Michael Gray
Name: Michael Gray
Title: Managing Member

The Company:

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

By:	/s/ Wasef Jabsheh
Name: Wasef Jabsheh
Title: Chief Executive Officer

Seller Representative:

/s/ Wasef Jabsheh
Wasef Jabsheh, solely in the capacity as the Seller Representative hereunder

{Signature Page to Business Combination Agreement}

Annex A-66

Annex I

Allocation of Cash Consideration

The Cash Consideration shall be allocated among the Sellers as follows:

1.    $65,000,000 in the aggregate to Jabsheh

2.    $0 to the following shareholders of the Company (and their transferees of Company Securities) (the “Full Rollover Sellers”):

•	Hatem Wasef Jabsheh	•	Zeina Salem Al Lozi
•	Walid Wasef Jabsheh	•	Hani Walid Jabsheh
•	Ahmad Wasef Jabsheh	•	Omar Walid Jabsheh
•	Hani Wasef Jabsheh	•	Aya Walid Jabsheh
•	Sarah Ann Bystrzycki	•	Zaid Ahmad Jabsheh
•	Hana Hani Jabsheh	•	Aysheh Tahsin Shurdom
•	Reina Hani Jabsheh	•	Hala Jamal Kawasmi

3.    $15,000,000 in the aggregate to all other Sellers as of the Closing other than Jabsheh and the Full Rollover Sellers (the “Minority Sellers”), allocated among the Minority Sellers pro rata based on the number of Purchased Shares held by such Minority Sellers as of the Closing. For illustrative purposes only, based on the shareholding of the Company as of the date of this Agreement and assuming that all shareholders of the Company become Sellers by executing and delivering Exchange Agreements, the Cash Consideration would be allocated among the Minority Sellers in accordance with the attachment to this Annex I.
Annex A-67

Annex B

Bye-laws of

International General Insurance Holdings Ltd.

International General Insurance Holdings Ltd.

TABLE OF CONTENTS

interpretation		B-1
1.	Definitions	B-1
SHARES		B-2
2.	Power to Issue Shares	B-2
3.	Power of the Company to Purchase its Shares	B-2
4.	Rights Attaching to Shares	B-3
5.	Calls on Shares	B-4
6.	Forfeiture of Shares	B-5
7.	Share Certificates	B-5
8.	Fractional Shares	B-6
REGISTRATION OF SHARES		B-6
9.	Register of Members	B-6
10.	Registered Holder Absolute Owner	B-6
11.	Transfer of Registered Shares	B-6
12.	Transmission of Registered Shares	B-7
ALTERATION OF SHARE CAPITAL		B-8
13.	Power to Alter Capital	B-8
14.	Variation of Rights Attaching to Shares	B-8
DIVIDENDS AND CAPITALISATION		B-8
15.	Dividends	B-8
16.	Power to Set Aside Profits	B-9
17.	Method of Payment	B-9
18.	Capitalisation	B-9
MEETINGS OF MEMBERS		B-10
19.	Annual General Meetings	B-10
20.	Special General Meetings	B-10
21.	Requisitioned General Meetings	B-10
22.	Notice	B-10
23.	Giving Notice and Access	B-10
24.	Postponement or cancellation of General Meeting	B-11
25.	Electronic Participation and Security in Meetings	B-11
26.	Quorum at General Meetings	B-11
27.	Chairman to Preside at General Meetings	B-11
28.	Voting on Resolutions	B-12
29.	Power to Demand a Vote on a Poll	B-12
30.	Voting by Joint Holders of Shares	B-13
31.	Instrument of Proxy	B-13
32.	Representation of Corporate Member	B-13
33.	Adjournment of General Meeting	B-14
34.	Written Resolutions	B-14
35.	Directors Attendance at General Meetings	B-14
DIRECTORS AND OFFICERS		B-15
36.	Appointment and Election of Directors	B-15
37.	Number of Directors	B-16
38.	Classes of Directors	B-16
39.	Term of Office of Directors	B-16

Annex B-i

International General Insurance Holdings Ltd.
40.	Alternate Directors	B-16
41.	Removal of Directors	B-17
42.	Vacancy in the Office of Director	B-17
43.	Remuneration of Directors	B-18
44.	Defect in Appointment	B-18
45.	Directors to Manage Business	B-18
46.	Powers of the Board of Directors	B-18
47.	Register of Directors and Officers	B-19
48.	Appointment of Officers	B-19
49.	Appointment of Secretary	B-19
50.	Duties of Officers	B-19
51.	Remuneration of Officers	B-20
52.	Conflicts of Interest	B-20
53.	Indemnification and Exculpation of Directors and Officers	B-20
MEETINGS OF THE BOARD OF DIRECTORS		B-21
54.	Board Meetings	B-21
55.	Notice of Board Meetings	B-21
56.	Electronic Participation in Meetings	B-21
57.	Corporate Directors	B-21
58.	Quorum at Board Meetings	B-21
59.	Board to Continue in the Event of Vacancy	B-21
60.	Chairman to Preside	B-21
61.	Written Resolutions	B-21
62.	Validity of Prior Acts of the Board	B-21
CORPORATE RECORDS		B-22
63.	Minutes	B-22
64.	Place Where Corporate Records Kept	B-22
65.	Form and Use of Seal	B-22
ACCOUNTS		B-22
66.	Records of Account	B-22
67.	Financial Year End	B-22
AUDITS		B-23
68.	Annual Audit	B-23
69.	Appointment of Auditor	B-23
70.	Remuneration of Auditor	B-23
71.	Duties of Auditor	B-23
72.	Access to Records	B-23
73.	Financial Statements and The Auditor’s Report	B-23
74.	Vacancy in the Office of Auditor	B-23
BUSINESS COMBINATIONS		B-24
75.	Business Combinations	B-24
VOLUNTARY WINDING-UP AND DISSOLUTION		B-27
76.	Winding-Up	B-27
CHANGES TO CONSTITUTION		B-27
77.	Changes to Bye-laws	B-27
78.	Changes to Memorandum of Association	B-28
79.	Discontinuance	B-28
80.	Exclusive Jurisdiction	B-28

Annex B-ii

International General Insurance Holdings Ltd.

interpretation

1.      Definitions

1.1.   In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

“Act”	the Companies Act 1981;
“Affiliate”

of any person means any other person controlling or controlled by or under common control of such person.  As used in this definition, “control” shall mean, with respect to any Person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by control or otherwise) of such person;

“Alternate Director”	an alternate director appointed in accordance with these Bye-laws;
“Auditor”	includes an individual, company or partnership;
“Board”

the board of directors (including, for the avoidance of doubt, a sole director) appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the directors present at a meeting of directors at which there is a quorum;

“Business Combination”	has the meaning given to it in Bye-law 75.1(c)(iii);
“Company”	the company for which these Bye-laws are approved and confirmed;
“Director”	a director of the Company and shall include an Alternate Director;
“DTC”	the Depository Trust Company;
“Family”

members of Jabsheh’s immediate family and/or natural lineal descendants of Jabsheh or a trust or other similar entity established for the exclusive benefit of Jabsheh and/or his immediate family and natural lineal descendants;

“Interested Shareholder”	has the meaning given to it in Bye-law 75.1(c)(v);
“Jabsheh”	Mr. Wasef Jabsheh;
“Jabsheh Director”	has the meaning given to it in Bye-law 36.1;
“Member”

the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

“notice”	written notice as further provided in these Bye-laws unless otherwise specifically stated;
“Officer”	any person appointed by the Board to hold an office in the Company;
“Register of Directors and Officers”	the register of directors and officers referred to in these Bye-laws;
“Register of Members”	the register of members referred to in these Bye-laws;
“Resident Representative”	any person appointed to act as resident representative and includes any deputy or assistant resident representative;

Annex B-1

International General Insurance Holdings Ltd.
“SEC”	the United States Securities and Exchange Commission;
“Secretary”

the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Substantially All”	more than 50%; and
“Treasury Share”	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled.

1.2.   In these Bye-laws, where not inconsistent with the context:

(a)     words denoting the plural number include the singular number and vice versa;

(b)    words denoting the masculine gender include the feminine and neuter genders;

(c)     words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)    the words:-

(i)     “may” shall be construed as permissive; and

(ii)    “shall” shall be construed as imperative;

(e)     a reference to a statutory provision shall be deemed to include any amendment or re-enactment thereof;

(f)     the phrase “issued and outstanding” in relation to shares, means shares in issue other than Treasury Shares;

(g)    the word “corporation” means a corporation whether or not a company within the meaning of the Act; and

(h)    unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

1.3.   In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4.   Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.      Power to Issue Shares

2.1.   Subject to Bye-law 46.2 and these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine.

2.2.   Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

3.      Power of the Company to Purchase its Shares

3.1.   The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

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International General Insurance Holdings Ltd.

3.2.   The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

4.      Rights Attaching to Shares

4.1.   At the date these Bye-laws are adopted, the share capital of the Company is divided into two classes: (i) [•] common shares of par value US$0.01 each (the “Common Shares”) and (ii) [•] preference shares of par value US$0.01 each (the “Preference Shares”).

4.2.   The holders of Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to any Preference Shares):

(a)     be entitled to one vote per share;

(b)    be entitled to such dividends and other distributions as the Board may from time to time declare;

(c)     in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)    generally be entitled to enjoy all of the rights attaching to shares.

4.3.   The Board is authorised to provide for the issuance of the Preference Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)     the number of shares constituting that series and the distinctive designation of that series;

(b)    the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)     whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d)    whether the series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares) and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)     whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)     whether that series shall have a sinking fund for the redemption or repurchase of shares of that series and, if so, the terms and amount of such sinking fund;

(g)    the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

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International General Insurance Holdings Ltd.

(h)    the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series;

(i)     the rights of holders of that series to elect or appoint directors; and

(j)     any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

4.4.   Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.

4.5.   At the discretion of the Board, but subject to Bye-law 46.2, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

4.6.   All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

5.      Calls on Shares

5.1.   The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2.   Any amount which, by the terms of allotment of a share, becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

5.3.   The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

5.4.   The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable.

Annex B-4

International General Insurance Holdings Ltd.

6.      Forfeiture of Shares

6.1.   If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call

International General Insurance Holdings Ltd. (the “Company”)

You have failed to pay the call of [amount of call] made on [date], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on [date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [ ] per annum computed from the said [date] at the registered office of the Company the share(s) will be liable to be forfeited.

Dated this [date]

______________________________

[Signature of Secretary] By Order of the Board

6.2.   If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-laws and the Act.

6.3.   A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

6.4.   The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

7.      Share Certificates

7.1.   Subject to the provisions of this Bye-law 7, every Member shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

7.2.   The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

7.3.   If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

7.4.   Notwithstanding any provisions of these Bye-laws:

(a)     the Board shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned (including without limitation DTC), have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of

Annex B-5

International General Insurance Holdings Ltd.

title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

(b)    unless otherwise determined by the Board and as permitted by the Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

8.      Fractional Shares

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

REGISTRATION OF SHARES

9.      Register of Members

9.1.   The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act.

9.2.   The Register of Members shall be open to inspection without charge at the registered office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty days in each year.

10.    Registered Holder Absolute Owner

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

11.    Transfer of Registered Shares

11.1. An instrument of transfer shall be in writing in the form of the following, or as near thereto as circumstances admit, or in such other form as the Board may accept:

Transfer of a Share or Shares

International General Insurance Holdings Ltd. (the “Company”)

FOR VALUE RECEIVED……………….. [amount] , I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address] , [number] shares of the Company.

DATED this [date]

Signed by:	In the presence of:
____________________	__________________

Transferor	Witness

Signed by:	In the presence of:
____________________	________________

Transferee	Witness

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International General Insurance Holdings Ltd.

11.2. Such instrument of transfer shall be signed by (or in the case of a party that is a corporation, on behalf of) the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Members.

11.3. The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require showing the right of the transferor to make the transfer.

11.4. The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

11.5. The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which is not fully paid up. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained. The Board shall have authority to request from any Member, and any such Member shall provide, such information as the Board may reasonably request for the purposes of determining whether the transfer of any share requires such consent, authorisation or permission. If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

11.6. Shares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.

11.7. Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and regulations of such exchange.

12.    Transmission of Registered Shares

12.1. In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

12.2. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

International General Insurance Holdings Ltd. (the “Company”)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do

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International General Insurance Holdings Ltd.

hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]

Signed by:	In the presence of:
___________________	__________________

Transferor	Witness

Signed by:	In the presence of:
____________________	________________

Transferee	Witness

12.3.  On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member’s death or bankruptcy, as the case may be.

12.4. Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL

13.    Power to Alter Capital

13.1. The Company may if authorised by resolution of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

13.2. Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

14.    Variation of Rights Attaching to Shares

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

DIVIDENDS AND CAPITALISATION

15.    Dividends

15.1. The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

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International General Insurance Holdings Ltd.

15.2. The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

15.3. The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

15.4. The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

16.    Power to Set Aside Profits

The Board may, before declaring a dividend or distribution, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends, securing equality of distributions or for any other purpose.

17.    Method of Payment

17.1. Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by such means as the Board shall determine including by cheque or bank draft sent through the post directed to the Member at such Member’s address in the Register of Members, or to such person and to such address as the Member may direct in writing, or by transfer to such account as the Member may direct in writing or as otherwise provided by the clearing system through which the Company’s shares clear, including DTC.

17.2. In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by such means as the Board determines, including by cheque or bank draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may direct in writing, or by transfer to such account as the joint holders may direct in writing or as otherwise provided by the clearing system through which the Company’s shares clear, including DTC. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend, distribution or other monies payable in respect of such shares.

17.3. The Board may deduct from the dividends or distributions payable to any Member all moneys due from such Member to the Company on account of calls or otherwise.

17.4. Any dividend, distribution and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

17.5. The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Bye-law in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or draft.

18.    Capitalisation

18.1. The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares of one class to shares of another class) to the Members.

18.2. The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

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International General Insurance Holdings Ltd.

MEETINGS OF MEMBERS

19.    Annual General Meetings

Notwithstanding the provisions of the Act entitling the Members of the Company to elect to dispense with the holding of an annual general meeting, an annual general meeting shall be held in each year (other than the year of incorporation) at such time and place as the Board shall appoint.

20.    Special General Meetings

The Board may convene a special general meeting whenever in their judgment such a meeting is necessary.

21.    Requisitioned General Meetings

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Act shall apply.

22.    Notice

22.1. At least fourteen (14) days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

22.2. At least fourteen (14) days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

22.3. The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting.

22.4. A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

22.5. The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

23.    Giving Notice and Access

23.1. A notice may be given by the Company to a Member:

(a)     by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)    by sending it by post to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served five (5) days after the date on which it is deposited, with postage prepaid, in the mail; or

(c)     by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)     by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

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International General Insurance Holdings Ltd.

(e)     by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

23.2. Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

23.3. In proving service under paragraphs 23.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

24.    Postponement or cancellation of General Meeting

On the instruction of the chairman of the Company or the Board, the Secretary shall postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement or cancellation is given to the Members before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to each Member in accordance with these Bye-laws.

25.    Electronic Participation and Security in Meetings

25.1. The Board may, but shall not be required to make arrangements permitting Members to participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and if the Board determines to make such arrangements, participation in such a meeting shall constitute presence in person at such meeting.

25.2. The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction the Board or the chairman considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

26.    Quorum at General Meetings

26.1. At any general meeting two or more persons present at the start of the meeting and representing in person or by proxy in excess of 33% of the total voting rights of all issued and outstanding shares in the Company entitled to vote at such general meeting shall form a quorum for the transaction of business.

26.2. If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

27.    Chairman to Preside at General Meetings

The chairman of the Company, if there be one who is present, and if not, the Chief Executive Officer, if there be one who is present, and if not the President of the Company, if there be one who is present, shall act as chairman of such meeting and if no such persons then any person appointed by the Board shall act as chairman of such meeting. In their absence and if no one is appointed by the Board as chairman of such meeting, a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.

Annex B-11

International General Insurance Holdings Ltd.

28.    Voting on Resolutions

28.1. Subject to the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

28.2. No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.

28.3. At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

28.4. In the event that a Member participates in a general meeting by telephone, electronic or other communication facilities or means permitted by the Board pursuant to Bye-law 25.1, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

28.5. At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

28.6. At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

29.    Power to Demand a Vote on a Poll

29.1. Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)     the chairman of such meeting; or

(b)    at least three Members present in person or represented by proxy; or

(c)     any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)    any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total amount paid up on all such shares conferring such right.

29.2. Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting (including persons present by telephone, electronic or other communications facilities, if the Board has made arrangements to permit members to participate in such manner pursuant to Bye-law 25.1), shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means (if the Board has made arrangements to permit members to participate in such manner pursuant to Bye-law 25.1), in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

29.3. A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

Annex B-12

International General Insurance Holdings Ltd.

29.4. Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by one or more inspectors appointed by the Board or, in the absence of such appointment, by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose, and the result of the poll shall be declared by the chairman of the meeting.

30.    Voting by Joint Holders of Shares

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

31.    Instrument of Proxy

31.1. A Member may appoint a proxy by

(a)     an instrument in writing in substantially the following form or such other form as the Board may determine from time to time or the Board or the chairman of the meeting may accept:

Proxy

International General Insurance Holdings Ltd. (the “Company”)

I/We, [insert names here] , being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here.]

Signed this [date]

_________________________

Member(s)

or

(b)    such telephonic, electronic or other means as may be approved by the Board from time to time.

31.2. The appointment of a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

31.3. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

31.4. The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

32.    Representation of Corporate Member

32.1. A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

Annex B-13

International General Insurance Holdings Ltd.

32.2. Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

33.    Adjournment of General Meeting

33.1. The chairman of a general meeting at which a quorum is present may, with the consent of the Members holding a majority of the voting rights of those Members present in person or by proxy (and shall if so directed by Members holding a majority of the voting rights of those Members present in person or by proxy) adjourn the meeting.

33.2. The chairman of a general meeting may adjourn the meeting to another time and place without the consent or direction of the Members if it appears to him that:

(a)     it is likely to be impractical to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

(b)    the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)     an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

33.3. Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

34.    Written Resolutions

34.1. Subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution at a meeting of any class of the Members may without a meeting and without any previous notice being required, be done by unanimous written resolution signed by or on behalf of all Members entitled to attend and vote at such a meeting in accordance with this Bye-law.

34.2. A resolution in writing may be signed in any number of counterparts.

34.3. A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

34.4. A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Act.

34.5. This Bye-law shall not apply to:

(a)     a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b)    a resolution passed for the purpose of removing a Director before the expiration of his term of office.

34.6. For the purposes of this Bye-law, the date of the resolution is the date when the resolution is signed by or on behalf of the last Member to sign the resolution in accordance with this Bye-law. Any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

35.    Directors Attendance at General Meetings

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

Annex B-14

International General Insurance Holdings Ltd.

DIRECTORS AND OFFICERS

36.    Appointment and Election of Directors

36.1. The Directors shall be elected by the Members, except in the case of a casual vacancy, at an annual general meeting or at any special general meeting called for that purpose, subject to the following:

(a)     for so long as Jabsheh, the Family and/or their Affiliates own at least 10% of the issued and outstanding Common Shares and provided that Jabsheh is a Member, Jabsheh will be entitled to appoint two (2) Directors to the Board (each a “Jabsheh Director”);

(b)    for so long as Jabsheh, the Family and/or their Affiliates own at least 5% (and less than 10%) of the issued and outstanding Common Shares and provided that Jabsheh is a Member, Jabsheh will be entitled to appoint one (1) Jabsheh Director to the Board; and

(c)     the remaining Directors shall be elected by the Members pursuant to Bye-law 36.3.

36.2. The rights of appointment in Bye-laws 36.1(a) and 36.1(b) shall be exercised by Jabsheh by notice in writing delivered to the Secretary.

36.3. Only persons who are proposed or nominated in accordance with this Bye-law shall be eligible for election as Directors pursuant to Bye-law 36.1(c). Any Member or the Board may propose any person for election as a Director pursuant to Bye-law 36.1(c). Where any person, other than a Director retiring at the meeting or a person proposed for re-election or election as a Director by the Board, is to be proposed for election as a Director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a Director. Where a Director is to be elected pursuant to Bye-law 36.1(c):

(a)     at an annual general meeting, such notice must be given not less than ninety (90) days nor more than one hundred and twenty (120) days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not thirty (30) days before or after such anniversary, the notice must be given not later than ten (10) days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made; and

(b)    at a special general meeting, such notice must be given not later than ten (10) days following the earlier of the date on which notice of the special general meeting was posted to Members or the date on which public disclosure of the date of the special general meeting was made.

36.4. Where persons are validly proposed for re-election or election as a Director pursuant to Bye-law 36.1(c), the persons receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Directors.

36.5. At any general meeting the Members may authorise the Board to fill any vacancy in their number left unfilled at a general meeting, provided that this Bye-law shall not apply to any vacancy in office of the Jabsheh Directors appointed pursuant to Bye-laws 36.1(a) and 36.1(b), such vacancies are to be filled in accordance with Bye-law 42.3.

36.6. To be in proper written form, a Member’s notice to the Company proposing any person for election as a Director pursuant to Bye-law 36.3, must set forth (a) as to each person whom the Member proposes to nominate for election as a Director (i) the name, age, business address and residential address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of the Company which are owned beneficially or of record by the person, (iv) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a Director of the Company and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to applicable laws or regulations or that the Company may reasonably request in order to determine the eligibility of the person to be a Director

Annex B-15

International General Insurance Holdings Ltd.

(including, without limitation, pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and (b) as to the Member giving the notice (i) the name and record address of the Member and of the beneficial owner, if any, on whose behalf the nomination is proposed, (ii) the class or series and number of shares of the Company which are owned beneficially or of record by such Member and such beneficial owner (including any shares as to which such Member or such beneficial owner has a right to acquire ownership at any time in the future), (iii) a description of all derivatives, swaps or other transactions or series of transactions engaged in, directly or indirectly, by such Member or such beneficial owner, the purpose or effect of which is give such Member or such beneficial owner economic risk similar to ownership of shares of the Company, (iv) a description of all agreements, arrangements, understandings or relationships engaged in, directly or indirectly, by such Member or such beneficial owner (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares), the purpose or effect of which is to mitigate loss to, reduce the economic risk of any shares or any class or series of shares of the Company, manage the risk of share price changes for, or increase or decrease the voting power of, such Member or beneficial owner, or which provides, directly or indirectly, such Member or beneficial owner with the opportunity to profit from any decease in the price or value of the shares or any class or series of shares of the Company, (v) a description of all agreements, arrangements, understandings or relationships between such Member or such beneficial owner or any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposed nomination by such Member and any material relationship between such Member or such beneficial owner or any of their respective affiliates or associates and the person proposed to be nominated for election, (vi) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named, in its notice, and (vii) such other information relating to the proposed nomination as the Company may reasonably require.  Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected.

37.    Number of Directors

The Board shall consist of such number of Directors being not less than one (1) Director and not more than such maximum number of Directors as the Board, subject to Bye-law 46.2, may from time to time determine.

38.    Classes of Directors

The Directors shall be divided into three classes designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one third of the total number of Directors constituting the entire Board.

39.    Term of Office of Directors

At the first general meeting which is held after the date of adoption of these Bye-laws for the purpose of electing Directors, the Class I Directors shall be elected for a one (1) year term of office, the Class II Directors shall be elected for a two (2) year term of office and the Class III Directors shall be elected for a three (3) year term of office. At each succeeding annual general meeting, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three year term. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any Director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the other Directors of that class, but in no case shall a decrease in the number of Directors shorten the term of any Director then in office. A Director shall hold office until the annual general meeting for the year in which his term expires, subject to his office being vacated pursuant to Bye-law 42.

40.    Alternate Directors

40.1. Any Director may appoint a person or persons to act as a Director in the alternative to himself by notice deposited with the Secretary.

40.2. Any person appointed pursuant to this Bye-law shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative, provided that such person shall not be counted more than once in determining whether or not a quorum is present.

Annex B-16

International General Insurance Holdings Ltd.

40.3. An Alternate Director shall be entitled to receive notice of all Board meetings and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

40.4. An Alternate Director’s office shall terminate -

(i)     on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s directorship; or

(ii)    when the Alternate Director’s appointor revokes the appointment by notice to the Company in writing specifying when the appointment is to terminate; or

(iii)   if the Alternate Director’s appointor ceases for any reason to be a Director.

41.    Removal of Directors

41.1. Subject to any provision to the contrary in these Bye-laws and Bye-law 41.2, the Members entitled to vote for the election of Directors may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director only with cause, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than fourteen (14) days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal; provided further that so long as Jabsheh is entitled to appoint a Jabsheh Director in accordance with Bye-laws 36.1(a) and 36.1(b), such director may only be removed by Jabsheh by notice in writing to the Jabsheh Director.

41.2. Subject to the following sentence, if a Director is removed from the Board under this Bye-law the Members may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy, provided that if any Jabsheh Director is removed, Jabsheh shall be entitled to appoint a replacement in accordance with Bye-law 42.3 so long as he is entitled to appoint a Jabsheh Director in accordance with Bye-laws 36.1(a) or 36.1(b).

41.3. For the purposes of this Bye-law, “cause” shall mean a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the Director or the Company into disrepute and which results in material financial detriment to the Company.

42.    Vacancy in the Office of Director

42.1. The office of Director shall be vacated if the Director:

(a)     is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

(b)    is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)     is or becomes of unsound mind or dies; or

(d)    resigns his office by notice to the Company.

42.2. Subject to Bye-law 42.3, the Members in general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director or as a result of an increase in the size of the Board.

42.3. Jabsheh shall have the right to fill any vacancy created for any reason in the office of a Jabsheh Director so long as he is entitled to appoint a Jabsheh Director in accordance with Bye-laws 36.1(a) or 36.1(b). If Jabsheh fails to do so, then such directorship shall remain vacant until filled by Jabsheh so long as he is entitled to appoint a Jabsheh Director in accordance with Bye-laws 36.1(a) or 36.1(b).

Annex B-17

International General Insurance Holdings Ltd.

43.    Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Board from time to time at a duly convened meeting and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.

44.    Defect in Appointment

All acts done in good faith by the Board, any Director, any committee or a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

45.    Directors to Manage Business

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Act or by these Bye-laws, required to be exercised by the Company in general meeting.

46.    Powers of the Board of Directors

46.1. Subject to Bye-law 46.2, the Board may:

(a)     appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)    exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c)     appoint one or more persons (who may be a Director) to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d)    appoint a person to act as manager of the Company’s day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e)     by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f)     procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(g)    subject to Bye-law 46.3, delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board which may consist partly or entirely of non-Directors, provided that (i) every such committee shall be subject to the oversight of the Board and shall conform to such directions as the Board shall impose on them, (i) the meetings and proceedings of any such

Annex B-18

International General Insurance Holdings Ltd.

committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board and (iii) to the extent not inconsistent with applicable laws or regulations or appointed stock exchange requirements, each committee must include one (1) Jabsheh Director (or a nominee of a Jabsheh Director);

(h)    delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit provided that the exercise of such powers shall remain subject to the oversight of the Board;

(i)     present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(j)     in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(k)    authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

46.2. The Company shall not take the following actions unless such specified matters are approved by a majority of the Board, such majority to include the affirmative vote of each Jabsheh Director:

(i)     sell or dispose of all or Substantially All of the assets of the Company and its subsidiaries on a consolidated basis;

(ii)    enter into any transaction in which a third party acquires 25% or more of the common shares of the Company;

(iii)   enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

(iv)   alter the size of the Board;

(v)    incur debt in an amount of US$50 million (or other equivalent currency) or more; and

(vi)   issue Common Shares (or securities convertible into Common Shares) in amount equal to or greater than 10% of the then issued and outstanding Common Shares of the Company.

46.3. The Board acting by a resolution of a majority of Directors, such majority to include the affirmative vote of each Jabsheh Director, shall establish an executive committee which shall consist of three (3) directors.

47.    Register of Directors and Officers

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

48.    Appointment of Officers

The Board may appoint such Officers (who may or may not be Directors) as the Board may determine for such terms as the Board deems fit.

49.    Appointment of Secretary

The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit.

50.    Duties of Officers

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

Annex B-19

International General Insurance Holdings Ltd.

51.    Remuneration of Officers

The Officers shall receive such remuneration as the Board or a committee appointed by the Board may determine.

52.    Conflicts of Interest

52.1. Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director’s firm, partner or company to act as Auditor to the Company.

52.2. A Director who is directly or indirectly interested in a contract or proposed contract with the Company (an “Interested Director”) shall declare the nature of such interest as required by the Act.

52.3. An Interested Director who has complied with the requirements of the foregoing Bye-law may:

(a)     vote in respect of such contract or proposed contract; and/or

(b)    be counted in the quorum for the meeting at which the contract or proposed contract is to be voted on,

and no such contract or proposed contract shall be void or voidable by reason only that the Interested Director voted on it or was counted in the quorum of the relevant meeting and the Interested Director shall not be liable to account to the Company for any profit realised thereby.

53.    Indemnification and Exculpation of Directors and Officers

53.1. The Directors, Resident Representative, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors and administrators (each of which an “indemnified party”), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer. The Company may also enter into an indemnification agreement with any Director or Officer.

53.2. The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

53.3. The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is proved against him.

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International General Insurance Holdings Ltd.

MEETINGS OF THE BOARD OF DIRECTORS

54.    Board Meetings

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

55.    Notice of Board Meetings

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

56.    Electronic Participation in Meetings

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

57.    Corporate Directors

57.1. A Director must be a natural person and a corporation, partnership or other entity cannot serve as a Director.

58.    Quorum at Board Meetings

The quorum necessary for the transaction of business at a Board meeting shall be two Directors, provided that if there is only one Director for the time being in office the quorum shall be one.

59.    Board to Continue in the Event of Vacancy

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at Board meetings, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

60.    Chairman to Preside

Unless otherwise agreed by a majority of the Directors attending a Board meeting, the chairman of the Company, if there be one who is present, and if not, the Chief Executive Officer of the Company, if there be one who is present, and if not, the President of the Company, if there be one who is present shall act as chairman at such Board meeting. In their absence a chairman of the meeting shall be appointed or elected by the Directors present at the meeting.

61.    Written Resolutions

A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last Director. For the purposes of this Bye-law only, “the Directors” shall not include an Alternate Director.

62.    Validity of Prior Acts of the Board

No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

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International General Insurance Holdings Ltd.

CORPORATE RECORDS

63.    Minutes

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)     of all elections and appointments of Officers;

(b)    of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

(c)     of all resolutions and proceedings of general meetings of the Members, Board meetings, and meetings of committees appointed by the Board.

64.    Place Where Corporate Records Kept

Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

65.    Form and Use of Seal

65.1. The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

65.2. A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

65.3. A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

66.    Records of Account

66.1. The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)     all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)    all sales and purchases of goods by the Company; and

(c)     all assets and liabilities of the Company.

66.2. Such records of account shall be kept at the registered office of the Company or, subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

66.3. Such records of account shall be retained for a minimum period of five years from the date on which they are prepared.

67.    Financial Year End

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

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International General Insurance Holdings Ltd.

AUDITS

68.    Annual Audit

Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.

69.    Appointment of Auditor

69.1. Subject to the Act, the appointment of an auditor of the accounts of the Company for each fiscal year shall be submitted to the Members for their approval at the annual general meeting or at a subsequent general meeting.

69.2. The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

70.    Remuneration of Auditor

70.1. The remuneration of an Auditor appointed by the Members shall be fixed by the Company in a general meeting or in such other manner as the Members may determine.

70.2. The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

71.    Duties of Auditor

71.1. The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

71.2. The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

72.    Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company.

73.    Financial Statements and the Auditor’s Report

73.1. Subject to the following Bye-law, the financial statements and/or the auditor’s report as required by the Act shall

(a)     be laid before the Members at the annual general meeting; or

(b)    be received, accepted, adopted or approved by the Members by written resolution passed in accordance with these Bye-laws.

73.2. If all Members and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor’s report thereon need be made available to the Members, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so.

74.    Vacancy in the Office of Auditor

The Board may fill any casual vacancy in the office of the auditor.

Annex B-23

International General Insurance Holdings Ltd.

BUSINESS COMBINATIONS

75.    Business Combinations

75.1. (a) Any Business Combination with any Interested Shareholder within a period of three years following the time of the transaction in which the person became an Interested Shareholder must be approved by the Board, subject to Bye-law 46.2, and authorised at an annual or special general meeting, by the affirmative vote of at least 66 and 2/3% of the issued and outstanding voting shares of the Company that are not owned by the Interested Shareholder unless:

(i)     prior to the time that the person became an Interested Shareholder, the Board approved either the Business Combination or the transaction which resulted in the person becoming an Interested Shareholder; or

(ii)    upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the issued and outstanding voting shares of the Company at the time the transaction commenced, excluding for the purposes of determining the number of shares issued and outstanding those shares owned (i) by persons who are Directors and also Officers and (ii) employee share plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer.

(b) The restrictions contained in this Bye-law 75 shall not apply if:

(i)     a Member becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the Member ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such Member, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(ii)    the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by resolution of the Board approved by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

a.      a merger, amalgamation or consolidation of the Company (except a merger or amalgamation in respect of which, pursuant to the Act, no vote of the Members is required);

b.      a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority-owned by the Company (other than to the Company or any entity directly or indirectly wholly-owned by the Company) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company; or

c.      a proposed tender or exchange offer for 50% or more of the issued and outstanding voting shares of the Company.

The Company shall give not less than 20 days notice to all Interested Shareholders prior to the consummation of any of the transactions described in subparagraphs a or b of the second sentence of this paragraph (ii).

Annex B-24

International General Insurance Holdings Ltd.

(c) For the purpose of this Bye-law 75 only, the term:

(i)     “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person;

(ii)    “associate”, when used to indicate a relationship with any person, means: (i) any company, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person;

(iii)   “Business Combination”, when used in reference to the Company and any Interested Shareholder of the Company, means:

a.      any merger, amalgamation or consolidation of the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company, wherever incorporated, with (A) the Interested Shareholder or any of its affiliates, or (B) with any other company, partnership, unincorporated association or other entity if the merger, amalgamation or consolidation is caused by the Interested Shareholder;

b.      any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority-owned by the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company;

c.      any transaction which results in the issuance or transfer by the Company or by any entity directly or indirectly wholly-owned or majority-owned by the Company of any shares of the Company, or any share of such entity, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which securities were issued and outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (C) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of such shares; or (D) any issuance or transfer of shares by the Company; provided however, that in no case under items (B)-(D) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of any class or series of shares;

d.      any transaction involving the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares of the Company, or shares of any such entity, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any repurchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

e.      any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs a.-d. of this paragraph) provided by or through the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company;

Annex B-25

International General Insurance Holdings Ltd.

(iv)   “control”, including the terms “controlling”, “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the issued and outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; provided that notwithstanding the foregoing, such presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity;

(v)    “Interested Shareholder” means any person (other than Jabsheh, the Company and any entity directly or indirectly wholly-owned or majority-owned by the Company) that (i) is the owner of 15% or more of the issued and outstanding voting shares of the Company, (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the issued and outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company unless such person referred to in this proviso acquires additional voting shares of the Company otherwise than as a result of further corporate action not caused, directly or indirectly, by such person. The term “Interested Shareholder” shall not include any Member who owns 15% of the issued and outstanding shares of the Company immediately following the consummation of the transactions contemplated by the Business Combination Agreement, dated as of October 10, 2019, among the Company and the other parties thereto. For the purpose of determining whether a person is an Interested Shareholder, the voting shares of the Company deemed to be issued and outstanding shall include voting shares deemed to be owned by the person through application of paragraph (viii) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

(vi)   “person” means any individual, company, partnership, unincorporated association or other entity;

(vii)  “voting shares” means, with respect to any company, shares of any class or series entitled to vote generally in the election of directors, provided that, when used in reference to a vote to approve a merger or amalgamation of the Company which the Act requires to be approved by the Members, such term includes any shares entitled to vote on such matter pursuant to the Act, whether or not they are otherwise entitled to vote and, with respect to any entity that is not a company, any equity interest entitled to vote generally in the election of the governing body of such entity; and references to percentages of “voting shares” shall be read as references to shares carrying such percentages of votes;

(viii) “owner”, including the terms “own” and “owned”, when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

a.      beneficially owns such shares, directly or indirectly; or

b.      has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares are accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

Annex B-26

International General Insurance Holdings Ltd.
c.

has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph b of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

75.2. In respect of any Business Combination to which the restrictions contained in Bye-law 75.1 do not apply but which the Act requires to be approved by the Members:

(a)     where such Business Combination has been approved by the Board, the necessary general meeting quorum and Members’ approval shall be as set out in Bye-laws 26 and 28 respectively; and

(b)    where such Business Combination has not been approved by the Board, the necessary Members’ approval shall require the affirmative vote of at least 66 2/3% of all the issued and outstanding voting shares of the Company.

75.3. In respect of any merger or amalgamation which is not a Business Combination but which the Act requires to be approved by the Members:

(a)     where such merger or amalgamation has been approved by the Board, the necessary general meeting quorum and Members’ approval shall be as set out in Bye-laws 26 and 28 respectively; and

(b)    where such merger or amalgamation has not been approved by the Board, the necessary Members’ approval shall require the affirmative vote of at least 66 2/3% of all the issued and outstanding voting shares of the Company.

VOLUNTARY WINDING-UP AND DISSOLUTION

76.    Winding-Up

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

77.    Changes to Bye-laws

77.1. Subject to Bye-law 77.2, no Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members.

77.2. Bye-laws 36, 37, 38, 39, 41, 46, 75 and 77 may not be rescinded, altered or amended and no new Bye-law may be made which would have the effect of rescinding, altering or amending the provisions of such Bye-laws, until the same has been approved by a resolution of the Board including the affirmative vote of not less than 66% of the Directors then in office and by a resolution of the Members including the affirmative vote of shares carrying not less than 66% of the issued and outstanding shares voting at a general meeting of Members called for such purpose.

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International General Insurance Holdings Ltd.

78.    Changes to Memorandum of Association

No alternation or amendment to the Memorandum of Association may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members.

79.    Discontinuance

The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.

80.    Exclusive Jurisdiction

In the event that any dispute arises concerning the Act or out of or in connection with these Bye-laws, including any question regarding the existence and scope of any Bye-law and/or whether there has been any breach of the Act or these Bye-laws by an Officer or Director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company), any such dispute shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda.

Annex B-28

Annex C

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

___________________________________

2020 OMNIBUS INCENTIVE PLAN

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Article I
PURPOSE

The purpose of this 2020 Omnibus Incentive Plan of International General Insurance Holdings Ltd., a Bermuda exempted company, is to enhance the profitability and value of the Company for the benefit of its shareholders by enabling the Company to offer Eligible Individuals cash and share-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s shareholders. The Plan is effective as of the date set forth in Article XV.

This Plan has been structured as a U.S.-style omnibus equity incentive plan in connection with the Company’s listing on the Nasdaq Capital Market in the United States. The Plan includes elements that would be applicable for US employees, including references to the Code, Section 409A of the Code, Incentive Stock Options, and Code Section 83(b) elections. These elements will not be applicable to employees residing or employed outside of the United States. The Committee may adopt special guidelines and provisions for employees who are residing in or employed in, or subject to the taxes of, any non-U.S. jurisdiction in order to comply with applicable tax and securities laws of such other jurisdictions in accordance with Section 3.3 hereof.

Article II
DEFINITIONS

For purposes of the Plan, the following terms shall have the following meanings:

2.1 “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, company, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; or (d) any trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company.

2.2 “Award” means any award under the Plan of any Stock Option, Share Appreciation Right, Restricted Share Award, Performance Award, Other Share-Based Award or Other Cash-Based Award. All Awards shall be confirmed by, and subject to the terms of, an Award Agreement executed by the Committee and the Participant.

2.3 “Award Agreement” means the written or electronic agreement setting forth the terms and conditions applicable to an Award.

2.4 “Award Cap” has the meaning set forth in Section 4.1(a).

2.5 “Board” means the Board of Directors of the Company.

2.6 “Bye-laws” means the bye-laws of the Company, as amended and in effect from time to time.

2.7 “Cause” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to a Participant’s insubordination, dishonesty, fraud, incompetence, moral turpitude, willful misconduct, refusal to perform the Participant’s duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of the Participant’s duties for the Company or an Affiliate, as determined by the Committee in its good faith discretion, or material breach of any employment or other material written agreement between the Participant and the Company or its Affiliates; (b) in the case where there is an employment agreement, consulting agreement, change

Annex C-1

in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter; or (c) with respect to a Participant’s Termination of Directorship, as defined under the Bye-laws.

2.8 “Change in Control” has the meaning set forth in Section 11.2.

2.9 “Change in Control Price” has the meaning set forth in Section 11.1.

2.10 “Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated or rulings of general application issued by the Internal Revenue Service thereunder.

2.11 “Committee” means any committee of the Board duly authorized by the Board to administer the Plan. If no committee is duly authorized by the Board to administer the Plan, the term “Committee” shall be deemed to refer to the Board for all purposes under the Plan.

2.12 “Common Shares” means the common shares, $0.01 par value per share, of the Company.

2.13 “Company” means [Pubco], a Bermuda exempted company, and its successors by operation of law.

2.14 “Consultant” means any Person who is an advisor or consultant to the Company or its Affiliates (provided that any such Person also meets the eligibility requirements for employees specified in the instructions to Form S-8 under the Securities Act).

2.15 “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization; provided, that for purposes of determining the Date of Grant of a Stock Option, such date will be determined in a manner consistent with Section 409A of the Code.

2.16 “Disability” means, unless otherwise determined by the Committee in the applicable Award Agreement, a “permanent and total” disability incurred by a Participant while in the employment or service of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. The determination of whether a Participant has incurred a permanent and total disability shall be made by a physician designated by the Committee, whose determination shall be final and binding.

2.17 “Effective Date” means the effective date of the Plan as defined in Article XV.

2.18 “Eligible Employees” means each employee or officer of the Company, any Subsidiary, any Parent or any other Affiliate (provided that any such employee or officer also meets the eligibility requirements for employees specified in the instructions to Form S-8 under the Securities Act).

2.19 “Eligible Individual” means an Eligible Employee, Non-Employee Director or Consultant who is designated by the Committee in its discretion as eligible to receive Awards subject to the conditions set forth herein.

2.20 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.21 “Fair Market Value” means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code, as of any date and except as provided below, the closing price reported for the Common Shares on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded or (b) if the Common Shares are not traded, listed or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate and in compliance with Section 409A of the Code. If the Common Shares are publicly traded, listed or otherwise reported or quoted, and there are no sales on such date, the Fair Market Value shall be the closing price reported for the Common Shares on the next preceding trading day during which a sale occurred.

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2.22 “Family Member” means “family member” as defined in Section A.1.(a)(5) of the general instructions of Form S-8 under the Securities Act.

2.23 “General Share Appreciation Right” means any Share Appreciation Right other than a Limited Share Appreciation Right.

2.24 “Incentive Stock Option” means any Stock Option awarded to an Eligible Employee under the Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.25 “Limited Share Appreciation Right” has the meaning given to it in Section 7.5 hereof.

2.26 “Non-Employee Director” means a director of the Company or any Affiliate who is not an active employee of the Company or any Affiliate.

2.27 “Non-Qualified Stock Option” means any Stock Option awarded under the Plan that is not an Incentive Stock Option.

2.28 “Non-Tandem Share Appreciation Right” shall mean the right to receive an amount in cash and/or Common Shares equal to the difference between (a) the Fair Market Value of a Common Share on the date such right is exercised, and (b) the aggregate exercise price of such right, otherwise than on surrender of a Stock Option.

2.29 “Other Cash-Based Award” means an Award granted pursuant to Section 10.3 of the Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion and as set forth in the applicable Award Agreement.

2.30 “Other Share-Based Award” means an Award under Article X of the Plan that is valued in whole or in part by reference to, or is payable in or otherwise based on, Common Shares, including, without limitation, an Award valued by reference to the Fair Market Value of an Affiliate.

2.31 “Parent” means any parent corporation (or other company, association, partnership, limited liability company or other entity, including any comparable non-US entity, that is the parent) of the Company.

2.32 “Participant” means an Eligible Individual to whom an Award has been granted pursuant to the Plan.

2.33 “Performance Award” means an Award granted to a Participant pursuant to Article IX hereof contingent upon achieving certain Performance Goals.

2.34 “Performance Goals” means goals established by the Committee, in its sole discretion, as contingencies for Awards to vest and/or become exercisable or distributable.

2.35 “Performance Period” means the designated period during which the Performance Goals must be satisfied with respect to an Award to which the Performance Goals relate.

2.36 “Person” has the meaning set forth in Section 11.2(a).

2.37 “Plan” means this 2020 Omnibus Incentive Plan of International General Insurance Holdings Ltd., as amended from time to time.

2.38 “Proceeding” has the meaning set forth in Section 14.9.

2.39 “Reference Stock Option” has the meaning set forth in Section 7.1.

2.40 “Reorganization” has the meaning set forth in Section 4.2(b)(ii).

2.41 “Restricted Shares” means an Award of Common Shares under the Plan that is subject to restrictions under Article VIII.

2.42 “Restricted Share Award” means the Award of Restricted Shares.

2.43 “Restriction Period” has the meaning set forth in Section 8.3(a) with respect to Restricted Shares.

2.44 “Rule 16b-3” means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

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2.45 “Securities Act” means the U.S. Securities Act of 1933, as amended and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.46 “Share Appreciation Right” shall mean the right pursuant to an Award granted under Article VII.

2.47 “Stock Option” or “Option” means any option to purchase Common Shares granted to Eligible Individuals pursuant to Article VI.

2.48 “Subsidiary” means, with respect any specified Person:

(i)     any corporation, company, association or other business entity of which more than 50% of the total voting power of shares of voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii)    any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

2.49 “Tandem Share Appreciation Right” shall mean the right to surrender to the Company all (or a portion) of a Stock Option in exchange for an amount in cash and/or Common Shares equal to the difference between (i) the Fair Market Value on the date such Stock Option (or such portion thereof) is surrendered, of the Common Shares covered by such Stock Option (or such portion thereof), and (ii) the aggregate exercise price of such Stock Option (or such portion thereof).

2.50 “Ten Percent Shareholder” means a Person owning shares possessing more than ten percent (10%) of the total combined voting power of all classes of issued and outstanding shares of the Company, its Subsidiaries or its Parent.

2.51 “Termination” means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

2.52 “Termination of Consultancy” means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that a Consultant becomes an Eligible Employee or a Non-Employee Director upon the termination of such Consultant’s consultancy, unless otherwise determined by the Committee in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non-Employee Director. Notwithstanding the foregoing, the Committee may otherwise define Termination of Consultancy in the Award Agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter.

2.53 “Termination of Directorship” means that the Non-Employee Director has ceased to be a director of the Company; except that if a Non-Employee Director becomes an Eligible Employee or a Consultant upon the termination of such Non-Employee Director’s directorship, such Non-Employee Director’s ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

2.54 “Termination of Employment” means: (a) a termination of employment of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that an Eligible Employee becomes a Consultant or a Non-Employee Director upon the termination of such Eligible Employee’s employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee

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is no longer an Eligible Employee, a Consultant or a Non-Employee Director. Notwithstanding the foregoing, (a) the Committee may otherwise define Termination of Employment in the Award Agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter and (b) to the extent necessary to avoid liability under Section 409A of the Code, and such Termination of Employment shall constitute a “Separation from Service” as defined in Section 409A of the Code.

2.55 “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). “Transferred” and “Transferable” shall have a correlative meaning.

Article III
ADMINISTRATION

3.1 The Committee. The Plan shall be administered and interpreted by the Committee. Unless the entire Board constitutes the Committee, it is intended that each member of the Committee shall qualify as (a) a “non-employee director” under Rule 16b-3 and (b) “an “independent director” under the rules of any national securities exchange or national securities association, as applicable. If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify.

3.2 Grants of Awards. The Committee shall have full authority to grant, pursuant to the terms of the Plan, to Eligible Individuals: (i) Stock Options, (ii) Share Appreciation Rights, (iii) Restricted Share Awards, (iv) Performance Awards; (v) Other Share-Based Awards; and (vi) Other Cash-Based Awards. In particular, the Committee shall have the authority:

(a) to select the Eligible Individuals to whom Awards may from time to time be granted hereunder;

(b) to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Individuals;

(c) to determine the number of Common Shares to be covered by each Award granted hereunder;

(d) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Common Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(e) to determine the amount of cash to be covered by each Award granted hereunder;

(f) to determine whether, to what extent and under what circumstances grants of Options and other Awards under the Plan are to operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside of the Plan;

(g) to determine whether and under what circumstances a Stock Option may be settled in cash, Common Shares and/or Restricted Shares under Section 6.4(d);

(h) to determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option;

(i) to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;

(j) to modify, extend or renew an Award, subject to Article XII and Section 6.4(l); and

(k) solely to the extent permitted by applicable law, to determine whether, to what extent and under what circumstances to provide loans (which may be on a recourse basis and shall bear interest at the rate the Committee shall provide) to Participants in order to exercise Options under the Plan.

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3.3 Guidelines. Subject to Article XII hereof, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for Persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. Notwithstanding the foregoing, no action of the Committee under this Section 3.3 shall impair the rights of any Participant without the Participant’s consent. The Plan is intended to comply with the applicable requirements of Rule 16b-3 and the Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4 Decisions Final. Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5 Procedures. Unless the entire Board constitutes the Committee, if the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the Bye-laws, at such times and places as it shall deem advisable, including, without limitation, by telephone conference or adoption of written resolutions. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all of the Committee members in accordance with the Bye-laws shall be fully effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.6 Designation of Consultants/Liability.

(a) The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and (to the extent permitted by applicable law and applicable exchange rules) may grant authority to directors and officers of the Company to execute agreements or other documents on behalf of the Committee. In the event of any designation of authority hereunder, subject to applicable law, applicable stock exchange rules and any limitations imposed by the Committee in connection with such designation, such designee or designees shall have the power and authority to take such actions, exercise such powers and make such determinations that are otherwise specifically designated to the Committee hereunder.

(b) The Committee may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Reasonable expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company. The Committee, its members and any Person designated pursuant to sub-section (a) above shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

3.7 Indemnification. To the maximum extent permitted by applicable law and the Bye-laws and to the extent not covered by insurance directly insuring such Person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Board), arising out of any act or omission in connection with the administration of the Plan, and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, except to the extent arising out of such officer’s, employee’s, member’s or former member’s own fraud, willful criminal act or omission, dishonesty or bad faith. Such indemnification shall be in addition to any right of indemnification the employees, officers, directors of the Company or members of the Committee or former officers, directors of the Company or members of the Committee may have under applicable law or under the Bye-laws or the bye-laws (or similar constitutional document) of any Affiliate. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by a Participant with regard to Awards granted to such Participant under the Plan.

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Article IV
SHARE LIMITATION

4.1 Shares.

(a) The aggregate number of Common Shares that may be issued with respect to Awards, which may be granted under the Plan shall not exceed a number of Common Shares equal to ten percent (10%) of the number of issued and outstanding Common Shares of the Company immediately after the consummation of the transactions contemplated by that certain Business Combination Agreement, dated as of October 10, 2019, as amended, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., the Company and certain other parties named therein (subject to any increase or decrease pursuant to Section 4.2) (the “Award Cap”), which may be either authorized and unissued Common Shares or Common Shares held in or acquired for the treasury of the Company or both. The maximum number of Common Shares with respect to which Incentive Stock Options may be granted under the Plan shall be a number of Common Shares equal to 100% of the Award Cap. With respect to Share Appreciation Rights settled in Common Shares, upon settlement, the total number of Common Shares subject to such Share Appreciation Rights shall count against the aggregate and individual share limitations set forth under this Section 4.1. In consideration for the Participant’s continuous service to the Company, any Common Shares that are issued under the Plan shall be issued fully paid.

(b) If any Option or Other Share-Based Award granted under the Plan expires, terminates, is forfeited, reacquired, settled for cash (in whole or in part) or is unearned (in whole or in part) or is canceled for any reason without having been exercised in full, the number of Common Shares underlying any such Award shall again be available for the purpose of Awards under the Plan to the extent of such cancellation, reacquire, forfeiture, expiration, cash settlement or unearned amount. If any Restricted Shares, Performance Awards or Other Share-Based Awards denominated in Common Shares awarded under the Plan to a Participant expire, are cancelled, forfeited, reacquired, or are unearned (in whole or in part) for any reason, the number of such shares subject to such Restricted Shares, Performance Awards or Other Share-Based Awards shall again be available for purposes of Awards under the Plan to the extent of such cancellation, reacquire, forfeiture, expiration or unearned amount. If a Tandem Share Appreciation Right or a Limited Share Appreciation Right is granted in tandem with an Option, such grant shall only apply once against the maximum number of Common Shares which may be issued under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. If, under this Plan, a Participant has elected to give up the right to receive compensation in exchange for Common Shares under this Plan based on Fair Market Value, such Common Shares will not count against the aggregate limit under this Section 4.1(a). Notwithstanding anything to the contrary contained in this Plan, (i) Common Shares withheld by the Company, tendered or otherwise used in payment of the exercise price of an Option, (ii) Common Shares withheld by the Company, tendered or otherwise used to satisfy tax withholding, and (iii) Common Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Stock Options will not be added (or added back, as applicable) to the aggregate number of Common Shares available under this Section 4.1(a) of the Plan.

(c) Annual Non-Employee Director Compensation Limitation. Notwithstanding anything to the contrary contained in this Article IV or elsewhere in the Plan, in no event will any individual Non-Employee Director in any fiscal year of the Company be granted compensation for such Non-Employee Director service having an aggregate maximum value (computed as of the date of grant in accordance with applicable financial accounting rules) exceeding $500,000.

4.2 Changes.

(a) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board, the Committee or the shareholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, amalgamation or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference shares ahead of or affecting the Common Shares, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or Transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

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(b) Subject to the provisions of Section 11.1:

(i) If the Company at any time subdivides (by any split, recapitalization or otherwise) the issued and outstanding Common Shares into a greater number of Common Shares, or consolidates (by reverse split, consolidation or otherwise) its issued and outstanding Common Shares into a lesser number of Common Shares, or engages in any other corporate transaction or event having an effect substantially similar to the foregoing, then the respective exercise prices for outstanding Awards that provide for a Participant elected exercise and the number of Common Shares covered by outstanding Awards, and other Award terms, shall be appropriately adjusted by the Committee, in its sole discretion, as it determines is equitably required to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(ii) Excepting transactions covered by Section 4.2(b)(i), if the Company effects any merger, amalgamation, consolidation, statutory exchange, spin-off, reorganization, sale or Transfer of all or substantially all the Company’s assets or business, or other corporate transaction or event having an effect substantially similar to the foregoing in such a manner that the Company’s issued and outstanding Common Shares are converted into the right to receive (or the holders of Common Shares are entitled to receive in exchange therefor), either immediately or upon liquidation of the Company, securities or other property of the Company or other entity (each, a “Reorganization”), then, subject to the provisions of Section 11.1, the Committee shall make or provide for such adjustments in the number of and kind of securities covered by any Award granted hereunder, in the exercise price provided in outstanding Awards, and in other Award terms, as the Committee, in its sole discretion, determines is equitably required to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(iii) If there shall occur any change in the capital structure of the Company other than those covered by Section 4.2(b)(i) or 4.2(b)(ii), including by reason of any extraordinary dividend (whether cash or equity), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of equity securities of the Company, or any other corporate transaction or event having an effect substantially similar to the foregoing, then the Committee shall adjust any Award and its terms and make such other adjustments to the Plan, as the Committee, in its sole discretion, determines is equitably required to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(iv) If there shall occur any transaction or event described in Section 4.2(b)(ii) or a Change in Control, for each Stock Option or Share Appreciation Right with an exercise price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its sole discretion elect to cancel such Stock Option or Share Appreciation Right without any payment to the person holding such Stock Option or Share Appreciation Right.

(v) Any such adjustment determined by the Committee pursuant to this Section 4.2(b) shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Except as expressly provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no additional rights under the Plan by reason of any transaction or event described in this Section 4.2.

(vi) Fractional Common Shares resulting from any adjustment in Awards pursuant to Section 4.2(a) or this Section 4.2(b) shall be aggregated until, and eliminated at, the time of exercise or payment by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half. No cash settlements shall be required with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

4.3 Minimum Purchase Price. Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued Common Shares are issued under the Plan, such Common Shares shall not be issued for a consideration that is less than their par value.

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Article V
ELIGIBILITY

5.1 General Eligibility. All current and prospective Eligible Individuals are eligible to be granted Awards. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion.

5.2 Incentive Stock Options. Notwithstanding the foregoing, only Eligible Employees are eligible to be granted Incentive Stock Options under the Plan. The grant of an Incentive Stock Option and actual participation in the Plan shall be determined by the Committee in its sole discretion.

5.3 General Requirement. The vesting and exercise of Awards granted to a prospective Eligible Individual are conditioned upon such individual actually becoming an Eligible Employee, Consultant or Non-Employee Director, respectively.

Article VI
STOCK OPTIONS

6.1 Options. Stock Options may be granted alone or in addition to other Awards granted under the Plan. Each Stock Option granted under the Plan shall be of one of two types: (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option.

6.2 Grants. The Committee shall have the authority to grant to any Eligible Employee one or more Incentive Stock Options, Non-Qualified Stock Options, or both types of Stock Options. The Committee shall have the authority to grant any Consultant or Non-Employee Director one or more Non-Qualified Stock Options. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

6.3 Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Participants affected, to disqualify any Incentive Stock Option under such Section 422.

6.4 Terms of Options. Options granted under the Plan shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a) Exercise Price. The exercise price per Common Share subject to a Stock Option shall be determined by the Committee on the Date of Grant, provided that the per share exercise price of a Stock Option shall not be less than 100% (or, in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, 110%) of the Fair Market Value of such Common Shares on the Date of Grant and provided further that such exercise price shall in no event be less than the par value of the share covered by such Stock Option.

(b) Stock Option Term. The term of each Stock Option shall be fixed by the Committee, provided that no Stock Option shall be exercisable more than 10 years after the Date of Grant; provided, that the term of an Incentive Stock Option granted to a Ten Percent Shareholder shall not exceed five years from the Date of Grant.

(c) Exercisability. Unless otherwise provided by the Committee in accordance with the provisions of this Section 6.4, Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee on the Date of Grant. If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations (including, without limitation, that such Stock Option is exercisable only in installments or within certain time periods), the Committee may waive such limitations on the exercisability at any time at or after the Date of Grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion.

(d) Method of Exercise. Subject to whatever installment exercise and waiting period provisions apply under Section 6.4(c), to the extent vested, Stock Options may be exercised in whole or in part at any time during the

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Option term, by giving written notice of exercise to the Company specifying the number of Common Shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Common Shares are traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, having the Company withhold Common Shares issuable upon exercise of the Stock Option, or by payment in full or in part in the form of Common Shares owned by the Participant, based on the Fair Market Value of the Common Shares on the payment date as determined by the Committee). No Common Shares shall be issued until payment therefor, as provided herein, has been made.

(e) Non-Transferability of Options. No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable only by the Participant during the Participant’s lifetime. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the Date of Grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section 6.4(e) is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee. A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred other than by will or by the laws of descent and distribution and (ii) shall remain subject to the terms of the Plan and the applicable Award Agreement. Any Common Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of the Plan and the applicable Award Agreement. Unless otherwise determined by the Committee, in no event will any Stock Option granted under this Plan be Transferred for value.

(f) Termination by Death or Disability. Unless otherwise determined by the Committee at the Date of Grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by reason of death or Disability, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant (or in the case of the Participant’s death, by the legal representative of the Participant’s estate) at any time within a period of one (1) year from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options; provided, however, that, in the event of a Participant’s Termination by reason of Disability, if the Participant dies within such exercise period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one (1) year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Options.

(g) Involuntary Termination Without Cause. Unless otherwise determined by the Committee at the Date of Grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by involuntary termination by the Company without Cause, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of ninety (90) days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

(h) Voluntary Resignation. Unless otherwise determined by the Committee at the Date of Grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by voluntary resignation (other than a voluntary Termination described in Section 6.4(i)(y) hereof), all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of ninety (90) days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

(i) Termination for Cause. Unless otherwise determined by the Committee at the Date of Grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination (x) is for Cause or (y) is a voluntary Termination (as provided in Section 6.4(h)) after the occurrence of an event that would, in the sole discretion of the Committee, be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant shall thereupon terminate and expire as of the date of such Termination.

(j) Unvested Stock Options. Unless otherwise determined by the Committee at the Date of Grant, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

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(k) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the Date of Grant) of the Common Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. In addition, if a Participant does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three (3) months prior to the date of exercise thereof (or such other period as required by applicable law), such Stock Option shall be treated as a Non-Qualified Stock Option. Should any provision of the Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, subject to the approval of the Board.

(l) Form, Modification, Extension and Renewal of Stock Options. Subject to the terms and conditions and within the limitations of the Plan, Stock Options shall be evidenced by such form of Award Agreement as is approved by the Committee, and the Committee may, in its sole discretion and subject to the requirements of applicable law, (i) modify, extend or renew outstanding Stock Options granted under the Plan (provided that the rights of a Participant are not reduced without such Participant’s consent), and (ii) accept the surrender of outstanding Stock Options (to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Option may not be modified to reduce the exercise price thereof or cancel an outstanding “underwater” Option in exchange for cash, another Award or a Stock Option with an exercise price that is less than the exercise price of the original Option, nor may a new Option at a lower price be substituted for a surrendered Option (other than in all cases adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the shareholders of the Company.

(m) Dividends. Stock Options granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(n) Other Terms and Conditions. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Non-Qualified Stock Option on a cashless basis on the last day of the term of such Option if the Participant has failed to exercise the Non-Qualified Stock Option as of such date, with respect to which the Fair Market Value of the Common Shares underlying the Non-Qualified Stock Option exceeds the exercise price of such Non-Qualified Stock Option on the date of expiration of such Option, subject to Section 14.4. Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

Article VII
SHARE APPRECIATION RIGHTS

7.1 Tandem Share Appreciation Rights. Share Appreciation Rights may be granted in conjunction with all or part of any Stock Option (a “Reference Stock Option”) granted under the Plan (“Tandem Share Appreciation Rights”). In the case of a Non-Qualified Stock Option, such rights may be granted either at or after the time of the grant of such Reference Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of the grant of such Reference Stock Option.

7.2 Terms and Conditions of Tandem Share Appreciation Rights. Tandem Share Appreciation Rights granted hereunder shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, and the following:

(a) Exercise Price. The exercise price per Common Share subject to a Tandem Share Appreciation Right shall be determined by the Committee on the Date of Grant, provided that the per share exercise price of a Tandem Share Appreciation Right shall not be less than 100% of the Fair Market Value of the Common Shares on the Date of Grant and provided further that such exercise price shall in no event be less than the par value of the shares covered by such Tandem Share Appreciation Righ.

(b) Term. A Tandem Share Appreciation Right or applicable portion thereof granted with respect to a Reference Stock Option shall terminate and no longer be exercisable upon the termination or exercise of the Reference Stock Option, except that, unless otherwise determined by the Committee, in its sole discretion, at the Date of Grant, a Tandem Share Appreciation Right granted with respect to less than the full number of shares covered by the Reference Stock Option shall not be reduced until, and then only to the extent that the exercise or termination of the Reference Stock Option causes, the number of shares covered by the Tandem Share Appreciation Right to exceed the number of shares remaining available and unexercised under the Reference Stock Option.

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(c) Exercisability. Tandem Share Appreciation Rights shall be exercisable only at such time or times and to the extent that the Reference Stock Options to which they relate shall be exercisable in accordance with the provisions of Article VI, and shall be subject to the provisions of Section 6.4(c).

(d) Method of Exercise. A Tandem Share Appreciation Right may be exercised by the Participant by surrendering the applicable portion of the Reference Stock Option. Upon such exercise and surrender, the Participant shall be entitled to receive an amount determined in the manner prescribed in this Section 7.2. Reference Stock Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent that the related Tandem Share Appreciation Rights have been exercised.

(e) Payment. Upon the exercise of a Tandem Share Appreciation Right, a Participant shall be entitled to receive up to, but no more than, an amount in cash and/or Common Shares (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one Common Share over the Reference Stock Option exercise price per share specified in the Reference Stock Option agreement multiplied by the number of Common Shares in respect of which the Tandem Share Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment.

(f) Deemed Exercise of Reference Stock Option. Upon the exercise of a Tandem Share Appreciation Right, the Reference Stock Option or part thereof to which such Share Appreciation Right is related shall be deemed to have been exercised for the purpose of the limitation set forth in Article IV of the Plan on the number of Common Shares to be issued under the Plan.

(g) Dividends. Tandem Share Appreciation Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(h) Non-Transferability. Tandem Share Appreciation Rights shall be Transferable only when and to the extent that the underlying Stock Option would be Transferable under Section 6.4(e) of the Plan. Unless otherwise determined by the Committee, in no event will any Tandem Share Appreciation Right granted under this Plan be Transferred for value.

7.3 Non-Tandem Share Appreciation Rights. Non-Tandem Share Appreciation Rights may also be granted without reference to any Stock Options granted under the Plan.

7.4 Terms and Conditions of Non-Tandem Share Appreciation Rights. Non-Tandem Share Appreciation Rights granted hereunder shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, and the following:

(a) Exercise Price. The exercise price per Common Share subject to a Non-Tandem Share Appreciation Right shall be determined by the Committee on the Date of Grant, provided that the per share exercise price of a Non-Tandem Share Appreciation Right shall not be less than 100% of the Fair Market Value of such Common Shares on the Date of Grant and provided further that such exercise price shall in no event be less than the par value of the shares covered by such Non-Tandem Share Appreciation Right.

(b) Term. The term of each Non-Tandem Share Appreciation Right shall be fixed by the Committee, but shall not be greater than ten (10) years after the Date of Grant.

(c) Exercisability. Unless otherwise provided by the Committee in accordance with the provisions of this Section 7.4, Non-Tandem Share Appreciation Rights granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee on the Date of Grant. If the Committee provides, in its discretion, that any such right is exercisable subject to certain limitations (including, without limitation, that it is exercisable only in installments or within certain time periods), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such right may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion.

(d) Method of Exercise. Subject to whatever installment exercise and waiting period provisions apply under Section 7.4(c), Non-Tandem Share Appreciation Rights may be exercised in whole or in part at any time in accordance with the applicable Award Agreement, by giving written notice of exercise to the Company specifying the number of Non-Tandem Share Appreciation Rights to be exercised.

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(e) Payment. Upon the exercise of a Non-Tandem Share Appreciation Right a Participant shall be entitled to receive, for each right exercised, up to, but no more than, an amount in cash and/or Common Shares (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one (1) Common Share on the date that the right is exercised over the Fair Market Value of one (1) Common Share on the date that the right was awarded to the Participant.

(f) Dividends. Non-Tandem Share Appreciation Rights granted under this Plan may not provide for any dividends or dividend equivalents thereon.

(g) Termination. Unless otherwise determined by the Committee at the Date of Grant or, if no rights of the Participant are reduced, thereafter, subject to the provisions of the applicable Award Agreement and the Plan, upon a Participant’s Termination for any reason, Non-Tandem Share Appreciation Rights will remain exercisable following a Participant’s Termination on the same basis as Stock Options would be exercisable following a Participant’s Termination in accordance with the provisions of Sections 6.4(f) through 6.4(j).

(h) Non-Transferability. No Non-Tandem Share Appreciation Rights shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all such rights shall be exercisable, during the Participant’s lifetime, only by the Participant. Unless otherwise determined by the Committee, in no event will any Non-Tandem Share Appreciation Right granted under this Plan be Transferred for value.

7.5 Limited Share Appreciation Rights. The Committee may, in its sole discretion, grant Tandem and Non-Tandem Share Appreciation Rights either as a General Share Appreciation Right or as a Limited Share Appreciation Right. Limited Share Appreciation Rights may be exercised only upon the occurrence of a Change in Control or such other event as the Committee may, in its sole discretion, designate at the Date of Grant or thereafter (“Limited Share Appreciation Right”). Upon the exercise of Limited Share Appreciation Rights, except as otherwise provided in an Award Agreement, the Participant shall receive in cash and/or Common Shares, as determined by the Committee, an amount equal to the amount (i) set forth in Section 7.2(e) with respect to Tandem Share Appreciation Rights, or (ii) set forth in Section 7.4(e) with respect to Non-Tandem Share Appreciation Rights.

7.6 Modification of Share Appreciation Rights. An outstanding Share Appreciation Right may not be modified to reduce the exercise price thereof or cancel an outstanding “underwater” Share Appreciation Right in exchange for cash, another Award or a Share Appreciation Right with an exercise price that is less than the exercise price of the original Share Appreciation Right, nor may a new Share Appreciation Right at a lower price be substituted for a surrendered Share Appreciation Right (other than in all cases adjustments or substitutions in accordance with Section 4.2), unless such action is approved by resolution of the Board.

7.7 Other Terms and Conditions. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Share Appreciation Right on a cashless basis on the last day of the term of such Share Appreciation Right if the Participant has failed to exercise the Share Appreciation Right as of such date, with respect to which the Fair Market Value of the Common Shares underlying the Share Appreciation Right exceeds the exercise price of such Share Appreciation Right on the date of expiration of such Share Appreciation Right, subject to Section 14.4. Share Appreciation Rights may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

Article VIII
RESTRICTED SHARES

8.1 Awards of Restricted Shares. Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Committee shall determine the Eligible Individuals to whom, and the time or times at which, grants of Restricted Shares shall be made, the number of Restricted Shares to be awarded, the price (if any) to be paid by the Participant (subject to Section 8.2), the time or times within which such Awards may be subject to forfeiture or reacquisition, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards. Unless otherwise determined by the Committee, in no event will any Restricted Shares granted under this Plan be Transferred for value.

The Committee may condition the grant or vesting of Restricted Shares upon the attainment of specified performance targets (including Performance Goals) or such other factor as the Committee may determine in its sole discretion.

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8.2 Awards and Certificates. An Eligible Individual selected to receive an Award of Restricted Shares shall not have any right with respect to such Award, unless and until such Participant has delivered a fully executed copy of the Award Agreement evidencing the Award to the Company, to the extent required by the Committee, and has otherwise complied with the applicable terms and conditions of such Award Agreement. Further, such Award shall be subject to the following conditions:

(a) Purchase Price. The purchase price, if any, of Restricted Shares shall be fixed by the Committee. Subject to Section 4.2, the purchase price for Restricted Shares may not be less than par value of such Restricted Shares.

(b) Custody. If share certificates are issued in respect of Restricted Shares, the Committee may require that any share certificates evidencing such shares be held in custody by the Company or its agent until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Shares, the Participant shall have delivered a duly signed share transfer form or other instruments of assignment (including a power of attorney, if applicable), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit Transfer to the Company of all or a portion of the shares subject to the Restricted Share Award in the event that such Award is forfeited in whole or part.

8.3 Restrictions and Conditions. The Restricted Shares awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

(a) Restriction Period. (i) The Participant shall not be permitted to Transfer Restricted Shares awarded under the Plan during the period or periods set by the Committee (the “Restriction Period”) commencing on the Date of Grant of such Award, as set forth in the Restricted Shares Award Agreement or as otherwise provided for by the Committee. Based on service, attainment of Performance Goals pursuant to Section 8.3(a)(ii) and/or such other factors or criteria as the Committee may determine in its sole discretion, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Share Award and/or waive the deferral limitations for all or any part of any Restricted Share Award.

(ii) If the grant of Restricted Shares or the lapse of restrictions is based on the attainment of Performance Goals, the Committee shall establish the objective Performance Goals and the applicable vesting percentage of the Restricted Shares applicable to each Participant or class of Participants in writing prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances, as determined by the Committee in its sole discretion.

(b) Rights as a Shareholder. Except as provided in Section 8.3(a) and this Section 8.3(b) or as otherwise determined by the Committee in an Award Agreement, the Participant shall have, with respect to the Restricted Shares, all of the rights of a holder of Common Shares of the Company, including, without limitation, the right to vote such shares and, subject to and conditioned upon the expiration of the applicable Restriction Period, the right to Transfer such shares and receive dividends thereon. For the avoidance of doubt, unless otherwise determined by the Committee in an Award Agreement, the payment of dividends or other distributions on Restricted Shares shall be deferred until, and conditioned upon, the expiration of the applicable Restriction Period.

(c) Termination. Unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant’s Termination for any reason during the relevant Restriction Period, all Restricted Shares still subject to restriction will be Transferred by the Participant and reacquired by the Company to be held as treasury shares or repurchased by the Company and cancelled in accordance with the terms and conditions of the Plan and/or as established by the Committee at grant or thereafter.

(d) Lapse of Restrictions. If and when the Restriction Period expires without a prior forfeiture of the Restricted Shares or reacquisition or repurchase of such shares by the Company, the certificates for such shares (if any) shall be delivered to the Participant. All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by applicable law or other limitations imposed by the Committee.

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Article IX
PERFORMANCE AWARDS

9.1 Performance Awards. The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals. If the Performance Award is payable in Restricted Shares, such shares shall be issued to the Participant only upon attainment of the relevant Performance Goal in accordance with Article VIII. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in Restricted Shares (based on the then current Fair Market Value of such shares), as determined by the Committee, in its sole and absolute discretion. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve.

9.2 Terms and Conditions. Performance Awards awarded pursuant to this Article IX shall be subject to the following terms and conditions:

(a) Earning of Performance Award. At or in connection with the expiration of the applicable Performance Period, the Committee shall determine the extent to which the Performance Goals are achieved and the percentage of each Performance Award that has been earned. The Committee may, in its sole discretion, adjust the Performance Period to be subject to continued vesting, earlier lapse or other modification.

(b) Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period. Unless otherwise determined by the Committee, in no event will any Performance Award granted under this Plan be Transferred for value.

(c) Dividends. Amounts equal to dividends declared during the Performance Period with respect to the number of Common Shares covered by a Performance Award will not be paid to the Participant and will be deferred until, and paid contingent upon, the vesting of such Performance Awards and the issuance of such shares.

(d) Payment. Following the Committee’s determination in accordance with Section 9.2(a), the Company shall settle Performance Awards, in such form (including, without limitation, in Common Shares or in cash) as determined by the Committee, in an amount equal to such Participant’s earned Performance Awards.

(e) Termination. Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant’s Termination for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee.

(f) Continued or Accelerated Vesting. Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, the Committee may, at or after grant, provide for continued vesting of or accelerate the vesting of all or any part of any Performance Award.

Article X
OTHER SHARE-BASED AND CASH-BASED AWARDS

10.1 Other Share-Based Awards. The Committee is authorized to grant to Eligible Individuals Other Share-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Common Shares, including but not limited to, Common Shares awarded purely as a bonus and not subject to restrictions or conditions, Common Shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or an Affiliate, share equivalent units, restricted share units, and Awards valued by reference to book value of Common Shares. Other Share-Based Awards may be granted either alone or in addition to or in tandem with other Awards granted under the Plan. The Committee may condition the grant or vesting of Other Share-Based Awards upon the attainment of Performance Goals, as the Committee may determine in its sole discretion.

Subject to the provisions of the Plan, the Committee shall have authority to determine the Eligible Individuals, to whom, and the time or times at which, such Awards shall be made, the number of Common Shares to be awarded pursuant to such Awards, and all other terms and conditions of the Awards. The Committee may also provide for the grant of Common Shares under such Awards upon the completion of a specified Performance Period.

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10.2 Terms and Conditions. Other Share-Based Awards made pursuant to this Article X shall be subject to the following terms and conditions:

(a) Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Common Shares subject to Awards made under this Article X may not be Transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses. Unless otherwise determined by the Committee, in no event will any Other Share-Based Award granted under this Plan be Transferred for value.

(b) Dividends. Subject to the provisions of the Award Agreement and the Plan, the recipient of an Award under this Article X shall not be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents in respect of the number of Common Shares covered by the Other Share-Based Award until the vesting of such Other Share-Based Awards and the issuance of such shares.

(c) Vesting. Any Award under this Article X and any Common Shares covered by any such Award shall vest or be forfeited to the extent so provided in the Award Agreement, as determined by the Committee, in its sole discretion.

(d) Price. Common Shares issued on a bonus basis under this Article X may be issued for no cash consideration. Common Shares purchased pursuant to a purchase right awarded under this Article X shall be priced, as determined by the Committee in its sole discretion.

10.3 Other Cash-Based Awards. The Committee may from time to time grant Other Cash-Based Awards to Eligible Individuals in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law, as it shall determine in its sole discretion. Other Cash-Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion. The grant of an Other Cash-Based Award shall not require a segregation of any of the Company’s assets for satisfaction of the Company’s payment obligation thereunder.

Article XI
CHANGE IN CONTROL PROVISIONS

11.1 Benefits. In the event of a Change in Control of the Company (as defined below), and except as otherwise provided by the Committee in an Award Agreement, a Participant’s Award shall be treated in accordance with one or more of the following methods as determined by the Committee:

(a) Awards, whether or not then vested, shall be continued, assumed, or have new rights substituted therefor, as determined by the Committee, and restrictions to which Restricted Shares or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted Shares or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Common Shares on such terms as determined by the Committee; provided that the Committee may decide to award additional Restricted Shares or other Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of U.S. Treasury Regulation Section 1.424-1 (and any amendment thereto).

(b) The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess (if any) of the Change in Control Price (as defined below) of the Common Shares covered by such Awards, over the aggregate exercise price of such Awards. For purposes hereof, “Change in Control Price” shall mean the highest price per Common Share paid in any transaction related to a Change in Control of the Company.

(c) The Committee may, in its sole discretion, terminate all outstanding and unexercised Stock Options, Share Appreciation Rights, or any Other Share-Based Award that provides for a Participant elected exercise, effective as of the date of the Change in Control, by delivering notice of termination to each Participant at least twenty (20) days prior to the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each such Participant shall have the right to exercise in full all of such Participant’s Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the

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occurrence of the Change in Control, and, provided that, if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

(d) Notwithstanding any other provision herein to the contrary, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

11.2 Change in Control. Unless otherwise determined by the Committee in the applicable Award Agreement or other written agreement with a Participant approved by the Committee, a “Change in Control” shall be deemed to occur if:

(a) any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Common Shares of the Company), becoming the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities;

(b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(c) consummation of a merger, amalgamation or consolidation of the Company with any other corporation, other than a merger, amalgamation or consolidation which would result in the voting securities of the Company issued and outstanding immediately prior thereto continuing to represent (either by remaining issued and outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity issued and outstanding immediately after such merger, amalgamation or consolidation; provided, however, that a merger, amalgamation or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person acquires more than 50% of the combined voting power of the Company’s then issued and outstanding securities shall not constitute a Change in Control of the Company; or

(d) a complete liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets other than the sale or disposition of all or substantially all of the assets of the Company to a Person or Persons who beneficially own, directly or indirectly, 50% or more of the combined voting power of the issued and outstanding voting securities of the Company at the time of the sale.

Notwithstanding the foregoing, with respect to any Award that constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code.

Article XII
TERMINATION OR AMENDMENT OF PLAN

Notwithstanding any other provision of the Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement), or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such Participant provided that the determination of whether a Participant is impaired shall be made by the Board acting in its sole discretion. Notwithstanding anything herein to the contrary, the Board may amend the Plan or any Award Agreement at any time without a Participant’s consent to comply with applicable law or pursuant to (x) any right that the Company may have under any Company recoupment policy or other agreement or arrangement with a Participant, or (y) any right or obligation that the Company may have regarding the clawback

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of “incentive-based compensation” under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission. In no event may the Plan be amended without the approval of the shareholders of the Company where such amendment would require shareholder approval under the Companies Act 1981 of Bermuda, Financial Industry Regulatory Authority (FINRA) rules and regulations or the rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company, except by operation of Section 4.2. In addition, any amendment to the Plan shall require shareholder approval to the extent the amendment relates to the grant of Incentive Stock Options and such shareholder approval would be required under the Internal Revenue Code with respect to the grant of such Incentive Stock Options.

The Committee may amend the terms of any Award granted, prospectively or retroactively, in order to give effect to any amendments to the Plan approved by the Board or the shareholders of the Company (as applicable) and, subject to Article IV or as otherwise specifically provided herein, no such amendment to an Award or other action by the Committee shall impair the rights of any holder without the holder’s consent.

Article XIII
UNFUNDED STATUS OF PLAN

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation, and exempt from the requirements of the Employee Retirement Income Security Act of 1974, as amended. With respect to any payments in which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

Article XIV
GENERAL PROVISIONS

14.1 Legend. The Committee may require each Person receiving Common Shares pursuant to a Stock Option or other Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the Common Shares without a view to Transfer thereof. In addition to any legend required by the Plan, the certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on Transfer. All certificates for Common Shares delivered under the Plan shall be subject to such stop Transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Shares are then listed or any national securities exchange system upon whose system the Common Shares are then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

14.2 Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

14.3 No Right to Employment/Directorship/Consultancy. Neither the Plan nor the grant of any Option or other Award hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall there be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate such employment, consultancy or directorship at any time.

14.4 Withholding of Taxes. The Company shall have the right to deduct from any payment to be made pursuant to the Plan, or to otherwise require, prior to the issuance or delivery of Common Shares or the payment of any cash hereunder, payment by the Participant of, any federal, state or local taxes required by law to be withheld. Upon the vesting of Restricted Shares (or other Award that is taxable upon vesting), or upon making an election under Section 83(b) of the Code, a Participant shall pay all required withholding to the Company. Any minimum statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Common Shares otherwise deliverable or by delivering Common Shares already owned. Any fraction of a Common Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant. The Common Shares used for tax or other withholding will be valued at an

Annex C-18

amount equal to the Fair Market Value of such Common Shares on the date the benefit is to be included in Participant’s income. In no event will the Fair Market Value of the Common Shares to be withheld and delivered pursuant to this Section 14.4 exceed the maximum amount required to be withheld, unless (a) an additional amount can be withheld and not result in adverse accounting consequences, (b) such additional withholding amount is authorized by the Committee, and (c) the total amount withheld does not exceed the Participant’s estimated tax obligations attributable to the applicable transaction.

14.5 No Assignment of Benefits. No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any Person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such Person.

14.6 Listing and Other Conditions.

(a) Unless otherwise determined by the Committee, as long as the Common Shares are listed on a national securities exchange or system sponsored by a national securities association, the issuance of Common Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option or other Award with respect to such shares shall be suspended until such listing has been effected.

(b) If at any time counsel to the Company shall be of the opinion that any sale or delivery of Common Shares pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Common Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c) Upon termination of any period of suspension under this Section 14.6, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d) A Participant shall be required to supply the Company with certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

14.7 Shareholders Agreement and Other Requirements. Notwithstanding anything herein to the contrary, as a condition to the receipt of Common Shares pursuant to an Award under the Plan, to the extent required by the Committee, the Participant shall execute and deliver a shareholder’s agreement, subscription agreement or such other documentation that shall set forth certain restrictions on Transferability of the Common Shares acquired upon exercise or purchase, and such other terms as the Board or Committee shall from time to time establish. Such shareholder’s agreement or other documentation shall apply to the Common Shares acquired under the Plan and covered by such shareholder’s agreement or other documentation. The Company may require, as a condition of exercise, the Participant to become a party to any other existing shareholder agreement (or other agreement).

14.8 Governing Law. The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

14.9 Jurisdiction; Waiver of Jury Trial. Any suit, action or proceeding with respect to the Plan or any Award Agreement, or any judgment entered by any court of competent jurisdiction in respect of any thereof, shall be resolved only in the courts of the State of Delaware or the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, the Company and each Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or any Award Agreement, or for the recognition and enforcement of any judgment in respect thereof

Annex C-19

(a “Proceeding”), to the exclusive jurisdiction of the courts of the State of Delaware, the court of the United States of America for the District of Delaware, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Delaware State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and each Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or any Award Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention General Counsel, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

14.10 Construction. Wherever any words are used in the Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

14.11 Other Benefits. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

14.12 Costs. The Company shall bear all expenses associated with administering the Plan, including expenses of issuing Common Shares pursuant to Awards hereunder. Notwithstanding the foregoing, Participants shall bear all brokerage fees attributable to exercise of Stock Options and the sale of shares of Common Shares acquired under any Award hereunder.

14.13 No Right to Same Benefits. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

14.14 Death/Disability. The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the Transfer of an Award. The Committee may also require an agreement of the transferee to be bound by all of the terms and conditions of the Plan.

14.15 Section 16(b) of the Exchange Act. To the extent the Company is not a Foreign Private Issuer (or, if the Company is a “Foreign Private Issuer,” to the extent not required by applicable law, rule or regulation (including the rules of any national securities exchange or national securities association on which the Company’s shares are traded or listed, as applicable)), (a) all elections and transactions under the Plan by Persons subject to Section 16 of the Exchange Act involving Common Shares are intended to comply with any applicable exemptive condition under Rule 16b-3 and (b) the Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

14.16 Section 409A of the Code. With respect to employees residing or employed in the United States or who are otherwise U.S. taxpayers, the Plan is intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code. Notwithstanding anything herein to the contrary, with respect to employees residing or employed in the U.S. or who are otherwise U.S. taxpayers, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company, and in the event that

Annex C-20

any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

14.17 Successor and Assigns. The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

14.18 Severability of Provisions. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

14.19 Payments to Minors, Etc. Any benefit payable to or for the benefit of a minor, an incompetent Person or other Person incapable of receipt thereof shall be deemed paid when paid to such Person’s guardian or to the party providing or reasonably appearing to provide for the care of such Person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

14.20 Headings and Captions. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

14.21 Company Recoupment of Awards. A Participant’s rights with respect to any Award hereunder shall in all events be subject to (i) any right that the Company may have under any Company recoupment policy or other agreement or arrangement with a Participant, or (ii) any right or obligation that the Company may have regarding the clawback of “incentive-based compensation” under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission.

14.22 Share-Based Awards in Substitution for Stock Options or Awards Granted by Other Company. Notwithstanding anything in this Plan to the contrary:

(a) Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, share appreciation rights, restricted share, restricted share units or other share or share-based awards held by awardees of an entity engaging in a corporate acquisition, amalgamation or merger transaction with the Company or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger, amalgamation or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. The Awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Common Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in share prices in connection with the transaction.

(b) In the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges or amalgamates has shares available under a pre-existing plan previously approved by shareholders and not adopted in contemplation of such acquisition, amalgamation or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition, amalgamation or merger), subject to the requirements of any applicable law, may be used for awards made after such acquisition, amalgamation or merger under the Plan; provided, however, that Awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition, amalgamation or merger, and may only be made to individuals who were not employees or directors of the Company or any Subsidiary prior to such acquisition, amalgamation or merger.

Annex C-21

(c) Any Common Shares that are issued or Transferred by, or that is subject to any awards that are granted by, or become obligations of, the Company under Section 14.22(a) or 14.22(b) above will not reduce the Common Shares available for issuance or Transfer under the Plan or otherwise count against the limits contained in Section 4.1 of the Plan. In addition, no Common Shares that are issued or Transferred by, or that is subject to any awards that are granted by, or become obligations of, the Company under Section 14.22(a) or 14.22(b) above will be added to the aggregate plan limit contained in Section 4.1 of the Plan.

Article XV
EFFECTIVE DATE OF PLAN

The Plan shall become effective on [•], 2020, which is the date of its adoption by the Board.

Article XVI
TERM OF PLAN

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the earlier of the date that the Plan is adopted or the date of shareholder approval, but Awards granted prior to such tenth anniversary may extend beyond that date.

Article XVII
NAME OF PLAN

The Plan shall be known as the “International General Insurance Holdings Ltd. 2020 Omnibus Incentive Plan.”

Annex C-22

Annex D

PROXY CARD

FOR THE SPECIAL MEETING OF STOCKHOLDERS OF

TIBERIUS ACQUISITION CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Michael Gray and Andrew Poole (each, a “Proxy”; collectively, the “Proxies”) as proxies, each with full power to act without the other and the power to appoint a substitute to vote the shares that the undersigned is entitled to vote (the “Shares”) at the special meeting of stockholders of Tiberius Acquisition Corporation to be held on          , 2020 at 10:00 a.m., Eastern time at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105, and at any adjournments and/or postponements thereof. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in each Proxy’s discretion on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 and 4. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

Annex D-1

~ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ~

TIBERIUS ACQUISITION CORPORATION — THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3 and 4.			Please mark votes as ☐ indicated in this example

(1) The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Centre, the other parties thereto and, pursuant to a joinder thereto, International General Insurance Holdings Ltd., a Bermuda exempted company, and Tiberius Merger Sub, Inc. and to approve the transactions contemplated thereby and the performance by Tiberius Acquisition Corporation of its obligations thereunder (the “Business Combination”);

	FOR ☐	AGAINST ☐	ABSTAIN ☐

☐ Intention to Exercise Redemption Rights If you intend to exercise your redemption rights, please check this box. Checking this box, however, is not sufficient to exercise your redemption rights. You must also vote either for or against the Business Combination Proposal. In addition, you must comply with the procedures set forth in the proxy statement/prospectus under the heading “Special Meeting of Tiberius Stockholders — Redemption Rights.”

(2) The Incentive Compensation Proposal — To consider and vote upon a proposal to approve the adoption the 2020 Omnibus Incentive Plan of International General Insurance Holdings Ltd.;	FOR ☐	AGAINST ☐	ABSTAIN ☐

(3) The Share Issuance Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable NASDAQ Stock Market LLC listing rules, the issuance of 20% or more of the issued and outstanding shares of common stock of Tiberius Acquisition Corporation in financing transactions in connection with the Business Combination; and

	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4) The Adjournment Proposal — To consider and vote upon a proposal to adjourn the special meeting of Tiberius stockholders to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination.

	FOR ☐	AGAINST ☐	ABSTAIN ☐
Date: , 2020

Signature

Signature (if held jointly)

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

A vote to abstain will have the same effect as a vote AGAINST proposal 1 and will have no effect on proposals 2, 3 and 4. The shares represented by the proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s). If no direction is made, this proxy will be voted FOR each of proposals 1, 2, 3 and 4. If any other matters properly come before the meeting, the Proxies will vote on such matters in their discretion.

~ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ~

Annex D-2

PROSPECTUS FOR UP TO 29,458,755 COMMON SHARES, 23,250,000 WARRANTS, AND 23,250,000 COMMON SHARES ISSUABLE UPON EXERCISE OF WARRANTS
OF

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until             , 2020, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

The Amended and Restated Pubco Bye-laws provide that the directors, resident representative, secretary and other officers acting in relation to any of the affairs of Pubco or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of Pubco or any subsidiary thereof and every one of them shall be indemnified and secured harmless out of the assets of Pubco from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable to the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to Pubco shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to Pubco shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to Pubco which may attach to any of the indemnified parties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit no	Description
2.1†

Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Ltd. and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco and Merger Sub pursuant to a joinder thereto (included as Annex A to the proxy statement/prospectus).

3.1**	Memorandum of Association of Pubco.
3.2**	Form of Amended and Restated Pubco Bye-laws (included as Annex B to the proxy statement/prospectus).
3.3	Amended and Restated Certificate of Incorporation of Tiberius (incorporated by reference to Exhibit 3.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).
3.4	Bylaws of Tiberius (incorporated by reference to Exhibit 3.3 of Tiberius’s Form S-1 (File No. 333-223098), filed with the SEC on February 20, 2018).
4.1	Specimen Unit Certificate of Tiberius (incorporated by reference to Exhibit 4.1 of Tiberius’s Form S-1/A-1 (File No. 333-223098), filed with the SEC on March 7, 2018).
4.2	Specimen Common Stock Certificate of Tiberius (incorporated by reference to Exhibit 4.2 of Tiberius’s Form S-1/A-1 (File No. 333-223098), filed with the SEC on March 7, 2018).
4.3	Specimen Warrant Certificate of Tiberius (incorporated by reference to Exhibit 4.3 of Tiberius’s Form S-1/A-1 (File No. 333-223098), filed with the SEC on March 7, 2018).
4.4***	Specimen Common Share Certificate of Pubco.
4.5***	Specimen Warrant Certificate of Pubco.
4.6

Warrant Agreement, dated March 15, 2018, between Continental Stock Transfer & Trust Company and Tiberius (incorporated by reference to Exhibit 4.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).

Exhibit no	Description
4.7***	Amendment to Warrant Agreement, dated , 2020, between Continental Stock Transfer & Trust Company and Pubco.
5.1***	Opinion of Conyers Dill & Pearman.
5.2***	Opinion of Ellenoff Grossman & Schole LLP.
8.1***	Tax Opinion of Ellenoff Grossman & Schole LLP.
10.1

Letter Agreement, dated March 15, 2018, by and between Tiberius, its officers, directors and Lagniappe Ventures LLC (incorporated by reference to Exhibit 10.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).

10.2

Investment Management Trust Account Agreement, dated March 15, 2018, between Continental Stock Transfer & Trust Company and Tiberius (incorporated by reference to Exhibit 10.2 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).

10.3

Registration Rights Agreement among Tiberius, Lagniappe Ventures LLC and the other parties thereto (incorporated by reference to Exhibit 10.3 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).

10.4

Securities Subscription Agreement dated December 30, 2015, between Tiberius and Lagniappe Ventures LLC (incorporated by reference to Exhibit 10.5 of Tiberius’s Form S-1 (File No. 333-223098), filed with the SEC on February 20, 2018).

10.5

Amended and Restated Sponsor Warrant Purchase Agreement, by and between Tiberius and Lagniappe Ventures LLC, dated February 15, 2018 (incorporated by reference to Exhibit 10.6 of Tiberius’s Form S-1 (File No. 333-2230987), filed with the SEC on February 20, 2018).

10.6	Sponsor Promissory Note, dated March 20, 2018 (incorporated by reference to Exhibit 10.5 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).
10.7	Sponsor Promissory Note, dated March 28, 2018 (incorporated by reference to Exhibit 10.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on April 3, 2018).
10.8	Promissory Note, dated August 28, 2019 (incorporated by reference to Exhibit 10.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on August 30, 2019).
10.9	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).
10.10

Administrative Services Agreement, dated March 15, 2018, between Tiberius and Lagniappe Ventures LLC (incorporated by reference to Exhibit 10.4 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on March 21, 2018).

10.11

Amendment to Underwriting Agreement, dated as of October 10, 2019, between Tiberius and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.12

Form of Share Exchange Agreement by and among International General Insurance Holdings Ltd., Tiberius, the shareholder of IGI party thereto as a Seller, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (incorporated by reference to Exhibit 10.1 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.13

Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Wasef Jabsheh as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (incorporated by reference to Exhibit 10.2 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.14

Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Argo Re Limited as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (incorporated by reference to Exhibit 10.3 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.15

Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Oman International Development & Investment Company SAOG as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto (incorporated by reference to Exhibit 10.4 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.16

Non-Competition Agreement, dated as of October 10, 2019, by Wasef Jabsheh in favor of and for the benefit of Tiberius, International General Insurance Holdings Ltd., pursuant to a joinder thereto, Pubco, and each of their respective present and future affiliates, successors and direct and indirect subsidiaries (incorporated by reference to Exhibit 10.5 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

Exhibit no	Description
10.17

Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Wasef Jabsheh and, pursuant to a joinder thereto, Pubco (incorporated by reference to Exhibit 10.6 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.18

Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Argo Re Limited and, pursuant to a joinder thereto, Pubco (incorporated by reference to Exhibit 10.7 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.19

Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Oman International Development & Investment Company SAOG and, pursuant to a joinder thereto, Pubco (incorporated by reference to Exhibit 10.8 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.20

Letter Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC, Tiberius, International General Insurance Holdings Ltd., Wasef Jabsheh, Argo Re Limited and, pursuant to a joinder thereto, Pubco (incorporated by reference to Exhibit 10.9 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.21

Form of Registration Rights Agreement by and among Pubco, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, and the Sellers party thereto as “Investors” thereunder (incorporated by reference to Exhibit 10.10 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.22

Form of Amendment to Registration Rights Agreement by and among Tiberius, Pubco, Lagniappe Ventures LLC and the other “Holders” party thereto (incorporated by reference to Exhibit 10.11 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.23

Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and the subscriber named therein (incorporated by reference to Exhibit 10.12 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.24

Form of Subscription Agreements, dated as of October 10, 2019, between Tiberius and each of Michael Gray, Andrew Poole and the Gray Insurance Company (incorporated by reference to Exhibit 10.13 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.25

Waiver Agreement, dated as of October 10, 2019, between Tiberius and Weiss Multi-Strategy Advisers LLC (incorporated by reference to Exhibit 10.14 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.26

Warrant Repurchase Agreement, dated as of October 10, 2019, between Tiberius and Church (incorporated by reference to Exhibit 10.14 of Tiberius’s Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

10.27**	Form of 2020 Omnibus Incentive Plan of Pubco (included as Annex C to the proxy statement/prospectus).
21.1**	List of Subsidiaries of Pubco.
23.1*	Consent of Marcum LLP.
23.2*	Consent of Ernst & Young LLP.
23.3***	Consent of Conyers Dill & Pearman (to be included in Exhibit 5.1).
24.1**	Power of Attorney.
99.1**	Form of Proxy for Tiberius Acquisition Corporation Special Meeting of Stockholders (included as Annex D to the proxy statement/prospectus).
99.2**	Item 8A Representation Letter.
99.3**	Consent of Wasef Jabsheh to be Named as a Director.
99.4**	Consent of Walid Jabsheh to be Named as a Director
99.5**	Consent of Michael Gray to be Named as a Director.
99.6**	Consent of Andrew Poole to be Named as a Director.

____________

*        Filed herewith

**      Previously filed

***    To be filed by amendment

†        Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Amman, Jordan, on the 17th day of January, 2020.

International General Insurance Holdings Ltd.
By:	/s/ Wasef Jabsheh
Wasef Jabsheh
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Wasef Jabsheh	Chief Executive Officer	January 17, 2020
Wasef Jabsheh	(Principal Executive Officer)
/s/ Pervez Rizvi	Chief Financial Officer and Director	January 17, 2020
Pervez Rizvi	(Principal Financial and Accounting Officer)

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of International General Insurance Holdings Ltd., has signed this registration statement in the City of Newark, State of Delaware, on January 17, 2020.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director